Form 20-F
period 2020-12-31
Pharming Group N.V.
filed 2021-04-07
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________

Commission file number 001-39822

Pharming Group N.V.
(Exact name of registrant as specified in its charter)

The Netherlands	2834	Not applicable
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(Translation of Registrant’s name into English)

Darwinweg 24
2333 CR Leiden
The Netherlands
Tel: +31 (0)71 5247 400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pharming Healthcare Inc.
10 Independence Blvd, 4th Floor
Warren, New Jersey 7059
+1 908 524 0888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, nominal value EUR 0.01 per share Ordinary shares, nominal value EUR 0.01 per share*	PHAR	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC*
Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

638,821,619 ordinary shares, nominal value €0.01 per share as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18 If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

.

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
In this Annual Report on Form 20-F (“Annual Report”) the terms “Pharming,” “Pharming Group,” “Pharming Group N.V.,” “Pharming Healthcare Inc.,” “the company,” “we,” “us” and “our” refer to Pharming Group N.V. together with its subsidiaries. except where the context otherwise requires.
This Annual Report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward- looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report on Form 20-F are based upon information available to us as of the date of this Annual Report on Form 20-F and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:
•the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
• our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
• our plans to collaborate, or statements regarding the ongoing collaborations, with third parties;
• our plans to research, develop, manufacture and commercialize our product candidates;
•the timing of our regulatory filings for our product candidates;
•the size and growth potential of the markets for our product candidates;
•our ability to raise additional capital;
•our commercialization, marketing and manufacturing capabilities and strategy;
•our expectations regarding our ability to obtain and maintain intellectual property protection;
•our ability to attract and retain qualified employees and key personnel;
•our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•our estimates regarding future revenues, expenses and needs for additional financing;
•our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements through as we currently expect;
•our ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of our business; and
•regulatory developments in the United States, the Netherlands, EU and other jurisdictions including tax matters.
You should refer to the section of this Annual Report on Form 20-F titled "Item 3.D—Risk Factors" for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 20-F will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this Annual Report on Form 20-F and the documents that we reference in this Annual Report on Form 20-F and have filed as exhibits to this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This Annual Report on Form 20-F contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Item 3.D—Risk Factors. "These and other factors could cause our future performance to differ materially from our assumptions and estimates.

APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

We adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been prepared in accordance with IFRS.

CURRENCY

Unless otherwise stated, “€”, when used in this Annual Report on Form 20-F, refers to Euros and “$” refers to United States dollars.

Item 1 Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2 Offer Statistics and Expected Timetable
Not applicable.

Item 3 Key Information

A. Selected financial data.

This item is no longer required as we have elected to early adopt the changes to Item 301 of Regulation S-K contained in SEC Release No. 33-10890 in Management’s Discussion and Analysis and Selected Financial Data.

B. Capitalization and Indebtedness.
Not applicable.

C. Reasons for the Offer and Use of Proceeds.
Not applicable.

D. Risk Factors.
Our businesses face significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Summary of Selected Risks Associated with Our Business
Risks Related to Our Business
•We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed. In addition, our development pipeline remains dependent on the C1INH franchise in the near term.
•We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
•We have only recently established our direct sales and marketing organization in Europe. If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.
•We rely on named patient sales of RUCONEST® in certain territories where it has not yet been approved; however, there are no assurances that named patient sales of our products will continue at current levels, or at all.
•The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, payors and others in the medical community
•The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.
•Many of our product candidates are at an early stage. We may spend several years developing current or future product candidates, and failure can occur at any stage.
•The outbreak of COVID-19 may result in disruptions to our commercialization, clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operating profit, cash flows and prospects.
•Any future acquisitions we make may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.
•Negative public opinion and increased regulatory scrutiny of transgenic manufacturing techniques, or activism regarding the ethical treatment of our livestock, may damage public perception of RUCONEST® and our product candidates, which may adversely affect sales of our products and our ability to obtain marketing approvals for our product candidates.
•We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, our business may be adversely impacted.
•We are currently conducting clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.
•We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.
•The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and/or the EMA may require us to conduct additional clinical trials or evaluate patients for an additional follow-up period.
•Our assumptions and estimates regarding prevalence and the addressable markets for our products and product candidates may be inaccurate, which could have a material adverse effect on our revenues and cash position.
•We are dependent on a limited number of suppliers for some of our components and materials used in our product candidates and product.
•Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

•We depend on third-party manufacturers for the production of rhC1INH for commercial supply and clinical trials of RUCONEST®, as well as our other product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
•We do not have experience as a company managing a manufacturing facility.
•Our future success depends on our ability to hire and retain key executives and to attract, retain and motivate qualified personnel.
•Our business, products or product pricing could be subject to negative publicity, which could have a material adverse effect on our reputation, business, financial position, results of operations, liquidity and cash flows.
•We depend on our information technology systems, and any failure of these systems could harm our business. Any real or perceived security breaches, loss of data, and other disruptions or incidents could compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.
Risks Related to Intellectual Property
•Our success is dependent on our ability to obtain and protect rights to proprietary technology and to develop our technology and products without infringing the proprietary rights of third parties.
•We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.
•Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
•We may infringe or be alleged to infringe the intellectual property rights of others, which may prevent or delay product development and commercialization efforts, requiring us to expend resources on litigation or other resolutions, which may materially and adversely affect our business.
•Our patents may be challenged, deemed unenforceable, invalidated or circumvented, and if we do not obtain or maintain patent protection for the products, our business may be materially harmed.
•We enjoy only limited geographical protection with respect to certain patents.
Risks Related to Government Regulation
•The laws, regulations, ethical standards and international pharmaceutical codes in the areas of sales and marketing of pharmaceutical products, and interacting with healthcare professionals and patients, are very complex, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
•We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Non-compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
•If we fail to comply with UK, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.
•Our current and future relationships with healthcare professionals, customers and third-party payors are subject to applicable anti-kickback, fraud and abuse, privacy and security, transparency, and other healthcare laws and regulations, which could expose us to significant penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.
•If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs that we participate in, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
•RUCONEST® has been approved by the FDA, the EMA and certain other regulatory authorities for the treatment of HAE attacks. Regulatory approval is limited to the specific indication for which approval has been granted and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing RUCONEST® for other indications. We may be subject to significant fines, penalties or injunctions if we are determined to have promoted or be promoting the use of RUCONEST® for unapproved or “off-label” uses, resulting in damage to our reputation and business.
•Current and future legislation may affect the prices we may obtain for currently marketed products or future product candidates.

•Our product and future product candidates may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.
•We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity.

Risks Related to Our Business
We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed. In addition, our development pipeline remains dependent on the C1INH franchise in the near term.
Our company has, to date, been substantially focused on the development and commercialization of RUCONEST®, and we expect to continue to be dependent primarily on revenues from RUCONEST® sales in the near term. Any adverse events or findings regarding the properties, efficacy or safety of RUCONEST®, or material constraints on the manufacturing of RUCONEST®, may have a material impact on our financial results and operations.
Our ability to meet expectations with respect to sales of RUCONEST®, generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:
•the ability to continue to maintain and grow market acceptance for RUCONEST® among healthcare professionals and patients in the United States, European Union and other key markets for the treatment of approved indications;
•our ability to maintain regulatory approvals without onerous restrictions or limitations in key markets;
• our ability to secure regulatory approvals in additional markets on a timely basis and with commercially feasible labels;
•our ability to obtain pricing and reimbursement approvals at adequate levels, where required, on a timely basis;
•presence of side effects or other safety issues associated with the use of RUCONEST® that could require us or our distributors to modify or halt commercialization;
•whether we will be required by regulatory agencies to conduct additional studies regarding the safety and efficacy of RUCONEST®, which we have not planned or anticipated;
•increased competition from competitors;
•obtaining and maintaining commercial distribution agreements with third-party distributors outside the United States and Europe;
•obtaining and maintaining patent protection and regulatory exclusivity; and
• adequately investing in the manufacturing, sales, marketing, market access, medical affairs and other functions that are supportive of our commercialization efforts.
In addition, our near-term product candidate pipeline is dependent on development of rhC1INH for new formulations and new indications. If we encounter adverse market acceptance, regulatory, pricing, intellectual property or manufacturing issues, the development of rhC1INH for new formulations and new indications may be adversely impacted.
We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of pharmaceuticals is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1INH products. Oral products for the prevention of HAE attacks are also being developed. Orladeyo is an oral product which was approved in Q4 2020. It is promoted by BioCryst. It has thus far made minimal impact on RUCONEST®, mainly as it is indicated for prophylaxis/prevention. It therefore competes with the prophylactic, rather than acute therapies. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. New technologies from competitors may make RUCONEST®, one or more of our product candidates or our technology obsolete.

Our competitors include major international pharmaceutical companies as well as smaller or regional specialty pharmaceutical and biotechnology companies. Many of our competitors are larger and have greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, prosecuting intellectual property rights and marketing approved products than we do. Such competitors may be better equipped to withstand changes in economic and industry conditions. Smaller or early stage companies may also be significant competitors, particularly through collaborative arrangements with large, established companies. Key competitive factors affecting the commercial success of our products and any other products that we develop or acquire are likely to be safety, efficacy, tolerability profile, reliability, convenience of dosing, price and reimbursement. We may also face future competition from companies selling generic alternatives to our products in countries where we do not have patent coverage, Orphan Drug status or another form of data or marketing exclusivity or where patent coverage or data or marketing exclusivity has expired, is not enforced, or may, in the future, be challenged.
We have only recently established our direct sales and marketing organization in Europe. If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.
We reacquired commercial rights to distribute RUCONEST® in Europe from Swedish Orphan Biovitrum AB, or Sobi, as of January 2020. Accordingly, we have only recently established our direct sales and marketing organizations in Europe. There are risks involved with both establishing and maintaining our own sales and marketing capabilities. For example, recruiting and training a commercial organization is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize our product candidates on our own include:
•the inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;
•the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
•unforeseen costs and expenses associated with creating an independent sales and marketing organization.
We enter into arrangements with third parties to perform sales, marketing and distribution services outside the United States and Europe. In addition, we have granted the China Shanghai Institute of Pharmaceutical Industry an exclusive license to commercialize RUCONEST® in China, and we are solely dependent on their efforts to commercialize RUCONEST® in that territory. We may receive certain regulatory and manufacturing-associated milestones, and we are eligible to receive low to mid-single digit royalties from sales in China by CSIPI or other affiliates of Sinopharm. Dependence on distribution arrangements and marketing alliances to commercialize our products in certain jurisdictions subjects us to a number of risks. We don’t have full control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. In addition, such third parties may experience compliance related issues and associated government investigations. If such third party arrangements are terminated or allowed to expire, the marketing and sales of a product in that jurisdiction may be interrupted, which could adversely affect our revenues. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. Please see the risk factor entitled “—We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.”
We rely on named patient sales of RUCONEST® in certain territories where it has not yet been approved; however, there are no assurances that named patient sales of our products will continue at current levels, or at all.

RUCONEST® is currently available on a named patient basis in certain countries where it is not yet approved. Named patient basis means physician-requested treatment for patients in territories where marketing authorization has not yet been obtained. There is no assurance that named patient sales will continue to be authorized in any particular country. Even if they are authorized, we will likely not be permitted to promote, market or otherwise engage in proactive selling activities for products sold on a named patient basis, which makes named patient sales much less predictable, and susceptible to unexpected decreases. If violations of any laws or governmental regulations are found to have occurred in connection with our products significant criminal or civil lawsuits may be filed, or investigations may be commenced.
The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, payors and others in the medical community.
The commercial success of our products and product candidates will depend in part on the medical community, patients, and payors accepting our product candidates as effective, safe and cost-effective. Notwithstanding the level of revenues historically generated from the sale of RUCONEST®, if RUCONEST® or our product candidates do not achieve an adequate level of acceptance, we may struggle to continue to generate significant product revenues and may not in the future generate any profits from operations. The degree of market acceptance of RUCONEST®, or our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•the potential efficacy and potential advantages over alternative treatments;
•the frequency and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•the frequency and severity of any side effects resulting from the conditioning regimen or follow-up requirements for the administration of our product candidates;
•the relative convenience and ease of administration;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the strength of marketing and distribution support and timing of market introduction of competitive products;
•publicity concerning our products or competing products and treatments; and
•sufficient third-party insurance coverage or reimbursement.
Even if a product candidate displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product, if approved for commercial sale, will not be known until after it is launched. Our efforts to educate the medical community and payors on the benefits of our products and product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors.
The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.
The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payers is essential for many patients to be able to afford prescription medications such as RUCONEST® and potential product candidates, assuming regulatory approval is obtained. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations fundamentally impacts the potential success of RUCONEST® and product candidates. Assuming we obtain coverage for our product candidates by third-party payers, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the EU Member States, or elsewhere will be available for the product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. There is an increasing tendency of health insurers to reduce healthcare costs by limiting both the coverage and the level of reimbursement for new therapeutic products and in some cases by refusing to provide coverage altogether.

Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third party payor does not guarantee that we will obtain similar coverage or reimbursement from another third party payor. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any products for which we obtain marketing approval. Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, loss of customers, or reputational damage, which could have a material adverse effect on our business, financial condition and operating profit.
Further, it is possible that a third-party payer may consider our product candidates as substitutes and only offer to reimburse patients for a less expensive product. Even if we show improved efficacy or convenience of administration with our product candidates compared to products marketed by our competitors and the prevailing standard of care, the pricing of existing therapies may still limit the amount we could charge. Third-party payers may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on them.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.
Many of our product candidates are at an early stage. We may spend several years developing current or future product candidates, and failure can occur at any stage.
Other than leniolisib, which is currently being studied in a phase 2/3 trial, both our rhC1INH projects and our non-rhC1INH product candidates are all at an earlier stage of development. Our next generation enzyme replacement therapy, or ERT for Pompe disease is in preclinical development.
We may spend several years developing current or future product candidates, and failure can occur at any stage. The product candidates to which we allocate our resources may not end up being successful. Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our product candidates. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate. In addition, certain of our current or future product candidates may not demonstrate the pharmacological benefits we believe they may possess or compare favorably to existing, approved therapies.
Because our internal research capabilities are limited, we may be dependent upon pharmaceutical companies, biotechnology companies, academic scientists and other researchers to sell or license product candidates, approved products or the underlying technology to us. The success of this strategy depends upon our ability to identify, select, discover and acquire on favorable terms promising product candidates and products.
The outbreak of COVID-19 may result in disruptions to our commercialization, clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operating profit, cash flows and prospects.

The recent outbreak of the Coronavirus Disease 2019, or COVID-19, which has been declared a global pandemic by the World Health Organization, has spread across the globe and is impacting worldwide economic activity. A public health epidemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, distributors and other partners, as well as physicians treating HAE patients, may be prevented from conducting business and patient care activities for an indefinite period of time, including due to shutdowns and quarantines that may be requested or mandated by governmental authorities. Beginning in March 2020, we transitioned our field-based sales, market access, and medical employees to remote work and suspended work-related travel and in-person customer interactions with healthcare professionals and customers. Our increased reliance on personnel working from home may negatively impact productivity or disrupt, delay or otherwise adversely impact our business. In addition, remote working could increase our cyber security risk. General protective measures put into place at various governmental levels, including quarantines, travel restrictions and business shutdowns, may also negatively affect our operations.
There is no guarantee that the virus may not be more dangerous than currently observed, or may affect more people, or may result in longer term measures restricting further the ability of employees to complete their assigned tasks properly and on time. Our animal carers and staff involved in the production of RUCONEST® may be affected, which would adversely affect our ability to manufacture RUCONEST®. In addition, our clinical trials or those of our collaborators and investigational sponsors, including our planned Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations and our open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia, have been subject to delays and it remains uncertain when these clinical trials will resume or the degree to which COVID-19 will impact.
The continued spread of COVID-19 and the measures taken by the governments of countries affected, particularly the United States and the Netherlands, could also disrupt the supply chain and the manufacture or shipment of RUCONEST®. Any delays or interruptions in the manufacture and supply of RUCONEST® could result in delays for our planned clinical trials, impair our ability to meet demand for new RUCONEST® prescriptions and impede our clinical trial recruitment, testing, monitoring, data collection and analysis and other related activities.
Any of the foregoing factors could have a material adverse impact on our business, financial condition, operating profit, cash flows and prospects. The extent to which COVID-19 impacts our operations and those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, additional or modified government actions, new information which emerges concerning the severity of COVID-19 and the actions taken to contain the virus or treat its impact, among others. In particular, the speed of the continued spread of COVID-19 globally, and the magnitude of interventions to contain the spread of the virus, will determine the impact of the pandemic on our operations.
Any future acquisitions we make may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.
As a part of our growth strategy, we may make additional acquisitions of complementary businesses. Any future acquisition will involve numerous risks and operational, financial and managerial challenges, including the following, any of which could adversely affect our business, financial condition or results of operations:
•limited support and user knowledge for legacy systems of acquired companies;
•problems maintaining uniform procedures, controls and policies with respect to our financial accounting systems;
•difficulties in managing geographically dispersed operations, including risks associated with entering foreign markets in which we have no or limited prior experience;
•underperformance of any acquired technology, product or business relative to our expectations and the price we paid;
•negative near-term impacts on financial results after an acquisition, including acquisition-related earnings charges;
•the potential loss of key employees, customers and strategic partners of acquired companies;
•claims by terminated employees and shareholders of acquired companies or other third parties related to the transaction;

•the assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of our cash;
•the issuance of equity securities to finance or as consideration for any acquisitions that dilute the ownership of our shareholders;
•any collaboration, strategic alliance and licensing arrangement may require us to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals;
•diversion of management’s attention and company resources from existing operations of the business;
•inconsistencies in standards, controls, procedures and policies;
•the impairment of intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies;
•assumption of, or exposure to, historical liabilities of the acquired business, including unknown contingent or similar liabilities that are difficult to identify or accurately quantify;
•our inability to generate revenues from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and
•risks associated with acquiring intellectual property, including potential disputes regarding acquired companies’ intellectual property.
There can be no assurance that any of the acquisitions we may make will be successful or will be, or will remain, profitable. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Negative public opinion and increased regulatory scrutiny of transgenic manufacturing techniques, or activism regarding the ethical treatment of our livestock, may damage public perception of RUCONEST® and our product candidates, which may adversely affect sales of our products and our ability to obtain marketing approvals for our product candidates.
Public perception may be influenced by negative public statements regarding our transgenic manufacturing technology. Our transgenic manufacturing technology platform involves the genetic engineering of animals for the production of recombinant proteins. Genetic modification of food and livestock are a common subject of debate and negative publicity. In addition, animal rights activists commonly engage in campaigns to reduce or eliminate the use of animals in the commercialization of pharmaceutical products.
Negative publicity regarding genetic modification in general, and our transgenic manufacturing techniques in particular, or activism regarding the treatment of our livestock could result in reduced market acceptance for our products, increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. If any such adverse events occur, commercialization RUCONEST® or further advancement of our clinical trials could be halted or delayed, which would have a material adverse effect on our business and operations.
We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, our business may be adversely impacted.
We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials. These third parties include Contract Research Organizations, or CROs, medical institutions, clinical investigators and contract laboratories. Although we design the clinical trials for our product candidates, we depend on these third parties for aspects of performing the trials. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our regulatory or contractual responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial.
The third parties we rely upon may fail to successfully carry out their contractual duties or meet expected deadlines, which may cause delays in the conduct of our preclinical and clinical studies.

If the CROs do not perform preclinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements and other compliance obligations, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures. Please see the risk factor entitled “—We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.”
We are currently conducting clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.
We and the investigators conducting clinical trials for certain of our product candidates are studying our product candidates outside the United States. For example, the clinical trials of rhC1INH for the treatment of COVID-19, Acute Kidney Injury, or AKI and pre-eclampsia are being conducted outside the United States. Although the U.S. Food and Drug Administration, or FDA, may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful.
In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates. In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an Investigational New Drug, or IND, for each of our product candidates. We cannot be sure any IND we submit to the FDA, or any similar CTA we submit in other countries, will be accepted. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a New Drug Application, or NDA, or Biologics License Application, or BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.
We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.
Regulatory authorities in some jurisdictions, including the United States, the European Union and the United Kingdom, may designate drugs for relatively small patient populations as orphan drugs. We obtained orphan drug designations from the FDA for the treatment of acute HAE attacks. Leniolisib has also received this designation from the FDA and the EMA. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the EMA from approving another marketing application for a similar medicinal product or the FDA from approving another marketing application for the same drug for the same indication for that time period. The FDA defines “same drug” as a drug or biologic that contains the same active moiety and is intended for the same use. The applicable market exclusivity period for orphan drugs is ten years in the European Union and the United Kingdom and seven years in the United States. The European Union and United Kingdom exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.

In the European Union and the United Kingdom, a “similar medicinal product” is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. Obtaining orphan drug exclusivity for our product candidates is important to the product candidate’s success. If a competitor obtains orphan drug exclusivity for and approval of a product with the same indications as our product candidates as before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market for a certain period of time.
Even if we obtain orphan drug exclusivity for other product candidates in these indications, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product or product candidate is shown to be clinically superior to our product or product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product or product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated.
The FDA Reauthorization Act, signed into law in August 2017, authorizes the FDA to impose additional clinical trial requirements on manufacturers seeking orphan drug designation and/or pediatric indications.
The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and/or the EMA may require us to conduct additional clinical trials or evaluate patients for an additional follow-up period.
The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. The FDA normally requires two registrational trials to approve a drug or biologic product, and thus the FDA may require that we conduct additional clinical trials of our product candidates prior to a BLA or NDA submission. The FDA typically does not consider a single clinical trial to be adequate to serve as a registrational trial unless it is, among other things, well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. Additionally, while the FDA recognizes the potential for natural history models to augment the need for placebo arms in trials for drugs that target very rare disease, where trial recruitment can be especially challenging, the FDA has found the use of natural history data as a historical comparator to be unsuitable for adequate and well-controlled trials in many circumstances. The FDA generally finds trials using historical controls to be credible only when the observed effect is large in comparison to variability in disease course.
Due to the nature of the indications our product candidates are designed to treat, and the limited number of patients with these conditions, a placebo-controlled and blinded study may not be practicable for ethical and other reasons. It is possible the FDA will not consider our comparisons to natural history data and, where available, historical transplant data, to provide clinically meaningful results. Additionally, even though a product candidate may have achieved the primary endpoints in a registrational clinical trial, it is possible that the FDA or EMA may require us to conduct additional registrational trials, possibly involving a larger sample size or a different clinical trial design, especially if the FDA or EMA does not find the results from these trials to be sufficiently persuasive to support a BLA/NDA or Marketing Authorization Application, or MAA, submission, as applicable. The FDA or EMA may also require that we conduct a longer follow-up period of patients treated with our product candidates prior to accepting our BLA/NDA or MAA submission, as applicable.
In addition, data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. There can be no assurance that the FDA, EMA or other foreign regulatory bodies will find the efficacy endpoints in our registrational trials or any efficacy endpoint we propose in future registrational trials to be sufficiently validated and clinically meaningful, or that our product candidates will achieve the pre-specified endpoints in current or future registrational trials to a degree of statistical significance, and with acceptable safety profiles. We also may experience regulatory delays or rejections as a result of many factors, including SAEs involving our product candidates, changes in regulatory policy or changes in requirements during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

We expect that the FDA and EMA will assess the totality of the safety and efficacy data from our product candidates in reviewing any future BLA or NDA, or MAA, submissions. Based on this assessment, the FDA or EMA may require that we conduct additional preclinical studies or clinical trials prior to submitting or approving a BLA or NDA, or MAA, for our target indications.
If the FDA or the EMA requires additional trials, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, it is possible that the FDA and the EMA may have divergent opinions on the elements necessary for a successful BLA/NDA and MAA, respectively, which may cause us to alter our development, regulatory and/or commercialization strategies.
Our assumptions and estimates regarding prevalence and the addressable markets for our products and product candidates may be inaccurate, which could have a material adverse effect on our revenues and cash position.
If there are fewer actual patients than estimated, or if any product approval is based on narrower definitions of patient populations, our revenues and cash position could be materially and adversely affected. The patient population for the diseases that our products treat is very small, and networking, data gathering and support channels are not as established as those for more prevalent and researched disease indications. There is no patient registry or other method of establishing with precision the actual number of patients of our existing potential future indications in any geography. Estimating the prevalence of a rare disease is difficult and we therefore must rely on assumptions, beliefs and an amalgam of information from multiple sources, resulting in potential under or over-reporting. There is no guarantee that our assumptions and beliefs are correct, or that the methodologies used and data collected have generated or will continue to generate accurate estimates. There is therefore uncertainty around the estimated total potential addressable patient population for treatment with RUCONEST® worldwide. In addition, the potential market opportunity for our product candidates that we may develop is difficult to estimate precisely, particularly given that the orphan drug markets which are targeted are, by their nature, relatively unknown. Our estimates of the potential market opportunity for each of these product candidates are predicated on several key assumptions, such as industry knowledge and publications, third-party research reports and other surveys. If any of our assumptions prove to be inaccurate, then the actual market for RUCONEST®, or our other or future product candidates, could be smaller than our estimates of the potential market opportunity. If that turns out to be the case, our product revenue may be limited, and we may be unable to achieve or maintain profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are dependent on a limited number of suppliers for some of our components and materials used in our product candidates and product.
We rely on a limited number of suppliers for certain essential materials incorporated into products and product candidates. Certain of our suppliers are based in Europe, while a significant percentage of RUCONEST® sales are conducted in the US. If international shipping is disrupted, we may not be able to supply sufficient quantities of RUCONEST® for sale in the US. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. Other studies of product candidates, regulatory applications or commercializing product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
We cannot be sure that these suppliers will remain in business (including those affected by COVID-19), or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are required to switch to a replacement supplier, the manufacture and delivery of our product and product candidates could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA or EMA could require additional supplemental data, manufacturing data and comparability data if we rely upon a new supplier. While we seek to maintain adequate inventory of the components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our product candidates are approved, to meet the demand of our customers and cause them to cancel orders.
In addition, as part of the FDA’s approval of our product candidates, the FDA must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes and facilities of our suppliers. Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things:
•the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•delays in product shipments resulting from defects, reliability issues, or a supplier’s variation in a component;
•a lack of long-term supply arrangements for key components with our suppliers;
•the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;
•a delay in delivery due to our suppliers prioritizing other customer orders over ours;
•damage to our reputation caused by defective components produced by our suppliers;
•increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and
•fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.
If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and, if our product candidates are approved, to meet demand for our products could be impacted.
Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.
We use living mammals as the source for our recombinant products. Our transgenic manufacturing platform bears the risk of failure due to contamination of the produced milk, diseases of the producing livestock or a breakdown of the facilities. Any contamination could adversely affect our ability to produce, release or administer our recombinant products on schedule and could, therefore, harm our results of operations and cause reputational damage. Additionally, although our recombinant products are tested for contamination prior to release, if a contaminated product was administered to a patient, it could result in harm to the patient. A material shortage, contamination, recall or restriction on the raw materials we use in the manufacture of our recombinant products could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.
We depend on third-party manufacturers for the production of rhC1INH for commercial supply and clinical trials of RUCONEST®, as well as our other product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
We have entered into (downstream) manufacturing and supply agreements for RUCONEST® with, among others, Sanofi and BioConnection. We are also preparing to develop additional downstream manufacturing capabilities of our own. It is uncertain whether and to what extent we will be able to develop such capabilities or enter into such partnerships or agreements on a timely basis and on acceptable terms. A failure to develop or sufficiently contract additional manufacturing capacity on a timely basis could have significant adverse effect on our business.
The release of product to the market is dependent on a set of quality control procedures. Some of these procedures, although validated, are very sensitive and complex. We do not have a Good Manufacturing Practice, or GMP, certified analytical lab capable of performing the quality control procedures needed for the release of product, and we rely on third parties for this task.
We do not have experience as a company managing a manufacturing facility.
We are currently planning the construction of a downstream manufacturing facility for RUCONEST®. Operating our own manufacturing facility requires significant resources, and we do not have experience as a company in managing a manufacturing facility. In part because of this lack of experience, we cannot be certain that our manufacturing plans will be completed on time, if at all.
In addition, if we switch from our current Contract Manufacturing Organizations, or CMOs to our own manufacturing facility for one or more of our product candidates in the future, we may need to conduct additional analytical or clinical trials to bridge our modified product candidates to earlier versions. Failure to successfully operate our planned manufacturing facility could adversely affect the commercial viability of our product candidates.
Our future success depends on our ability to hire and retain key executives and to attract, retain and motivate qualified personnel.
Our future success depends on our ability to attract and retain key management personnel, scientific and technical personnel, particularly in the biopharmaceutical industry. Our ability to continue our operations and implement our strategy depends upon retaining, recruiting and motivating employees, especially with respect to our management team and research personnel. Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense, especially in the Netherlands, where we maintain our principal operations. We have entered into employment agreements with executive officers and other key employees, but any employee may terminate his or her employment at any time or may be unable to continue in his or her role. The loss of any executive or key employee, or an inability to recruit desirable candidates or find adequate third parties to perform such services on reasonable terms and on a timely basis, could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that could significantly impede our ability to achieve our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.
Our business, products or product pricing could be subject to negative publicity, which could have a material adverse effect on our reputation, business, financial position, results of operations, liquidity and cash flows.
In recent years, the pharmaceutical industry has been the subject of public complaints and significant publicity regarding the pricing of pharmaceutical products, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that the public has deemed excessive. We may experience downward pricing pressure on the price of RUCONEST® and any other future approved products due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability. Orphan drugs in particular have received recent negative publicity for the perceived high prices charged for them by their manufacturers, and as a result orphan drug developers such as us may be negatively impacted by such publicity and any U.S. or other government regulatory response. Due to these factors, we may suffer public criticism and negative publicity in media coverage, by industry trade associations and legislators.
Any of the events or developments described above could result in reputational harm and reduced market acceptance and demand for our products, could harm our ability to market our products in the future, could cause us to incur significant expense, could cause our senior management to be distracted from execution of our business strategy, and could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity, cash flows and/or share price.

We depend on our information technology systems, and any failure of these systems could harm our business. Any real or perceived security breaches, loss of data, and other disruptions or incidents could compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.
We collect and maintain data and information that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business, including systems infrastructure operated and maintained by our third-party suppliers or providers. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the privacy, security, confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems and facilities to prevent an information compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result, a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks, attachments to emails, persons inside our organization (including employees or contractors), lost or stolen devices, or persons with access to systems inside our organization.
The risk of a security breach or disruption or data loss, particularly through social engineering attacks, cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate, investigate and respond to potential security incidents, breaches, disruptions, network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a real or perceived security breach affects our systems (or those of our third party providers or suppliers) or results in the loss of or accidental, unlawful or unauthorized access to, use of, release of or other processing of personally identifiable information or clinical trial data, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various supranational, national, federal or state privacy and security laws in the European Union or the U.S., if applicable, including the General Data Protection Regulation, or GDPR, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Clinical Health Act of 2009, or HITECH and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss, negative publicity, harm to our reputation, governmental investigation and/or enforcement actions, claims or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we begin to operate in foreign jurisdictions. Please see the risk factor entitled “—If we fail to comply with UK, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.”

Risks Related to Intellectual Property

Our success is dependent on our ability to obtain and protect rights to proprietary technology and to develop our technology and products without infringing the proprietary rights of third parties.
We rely, and will continue to rely, on a combination of patents, trademarks and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future product candidates. We use patents and licensing to protect our products and technology. We are also careful to develop products that don’t infringe on the proprietary rights of third parties. Currently, we have several patent applications granted and pending in countries including the US, Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.
The patents that we own now or the patents and patent applications that we may own or in-license in the future may not have patentable claims that protect our current and future product candidates in the relevant jurisdictions where we intend to commercialize such products. There is no assurance that we are aware of all potentially relevant prior art relating to future patent applications. As such, the patent examiner may find prior art that can prevent a patent from issuing from a pending patent application. During the patent examination process, we may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patents do successfully issue based on our future patent applications, and even if the issued patents cover our current and future product candidates, including their compositions formulation, method of manufacture, and method of use, third parties may challenge our issued patents’ validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our current or future product candidates, if approved. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
If the patent applications we may own or in-license in the future with respect to our current and future product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our current or future product candidates, it could dissuade other companies from collaborating with us to develop future product candidates, and threaten our ability to commercialize our current and future product candidates. Notably, pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any such outcome could have an adverse effect on our business.
Moreover, our technologies and products may infringe on third party intellectual property rights. As a result, we may face litigation or other legal proceedings concerning its intellectual property. These processes can be time-consuming and costly. In the event of an unfavorable ruling in patent or intellectual property litigation, we could be subject to significant liabilities to third parties, or be required to cease developing, manufacturing or selling the affected products or technology. Each of these outcomes may adversely affect our financial position. We may also be confronted with claims which are raised with the main aim of exploiting the nuisance value of publicly raised claims. For example, a competitor alleged that we were infringing their intellectual property as a result of the hiring of an employee. Although this dispute was resolved in our favor, we cannot guarantee that similar claims will not be made against us in the future. In order to prevent the infringement of third-party intellectual property rights, we may need to acquire licenses for patents held by third parties to re-establish or maintain its freedom to operate, possibly on unfavorable terms. A failure to obtain licenses for patents held by third parties, or failure to obtain them on favorable terms, may have a material adverse effect on our financial and operational position.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the U.S. Patent and Trademark Office, or USPTO, and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective on March 16, 2013. Accordingly, it remains unclear what impact the Leahy-Smith Act, subsequent rule-making, and judicial interpretation of the Leahy-Smith Act and regulations will have on the operation of our business. However, the Leahy- Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition.
Moreover, future changes to the patent laws of the United States and foreign jurisdictions may adversely affect the term, scope, validity and enforceability of our or our licensor’s patent rights. For example, a 2019 bill (Terminating the Extension of Rights Misappropriated Act, or TERM Act, H.R. 3199) in the United States Congress aimed to reduce the term of certain drug patents in order to ease generic entry and increase competition. Changing political priorities could potentially drive more such initiatives. The inventorship and ownership rights for patents that we in-license or may own or in-license in the future may be challenged by third parties. Such challenges could result in loss of exclusive rights to such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or require us to obtain a license from such third parties on commercially reasonable terms to secure exclusive rights. If any such challenges to inventorship or ownership were asserted, there is no assurance that a court would find in our favor or that, if we choose to seek a license, such license would be available to us on acceptable terms or at all. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in pre- and post-issuance opposition, derivation, re-examination, inter partes review (“IPR”), post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.
In addition, if the breadth or strength of protection provided by our patents and patent applications, whether owned or in-licensed now or in the future, is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.
Competitors may infringe or otherwise violate our patents, the patents of our licensor or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of asserted patents at risk of being invalidated or interpreted narrowly and could put a related patent application at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we may license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.
We may not be able to detect or prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ordinary shares.
Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
The United States has recently enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, non-transferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with

“march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.
We may infringe or be alleged to infringe the intellectual property rights of others, which may prevent or delay product development and commercialization efforts, requiring us to expend resources on litigation or other resolutions, which may materially and adversely affect our business.
Our success will depend in part on our ability to operate without infringing the intellectual property rights and other proprietary rights of third parties. Identification of third-party patent rights that may be relevant to our products and proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty and uncertainty in assessing the meaning or scope of protection of patent claims. There could be issued patents of which we are or were not aware that our products infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.
Proceedings involving our patents or patent applications or those of others could:
•put one or more of our patents at risk of being invalidated, rendered unenforceable or interpreted narrowly;
•adversely impact the patentability of our inventions relating to our products;
•result in monetary damages, injunctive relief or otherwise harm our competitive position, including by limiting marketing and selling activities, increasing the risk for generic competition, limiting development and commercialization activities or requiring us to obtain licenses to use the relevant technology (which licenses may not be available on commercially reasonable terms, if at all); and
•otherwise negatively impact the enforceability, validity or scope of protection offered by the patents relating to the products.
We may not have the resources to adequately defend such claims, and even if successful in any such proceedings, we would incur substantial costs and divert management’s time and attention in pursuing these proceedings, putting further strain on our resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court or other venue. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion.
In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:
•incur substantial monetary damages;
•encounter significant delays in expanding the market of our products; and
•be precluded from manufacturing or selling any products; which, in each case, could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our patents may be challenged, deemed unenforceable, invalidated or circumvented, and if we do not obtain or maintain patent protection for the products, our business may be materially harmed.
The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. U.S. patents and patent applications also may be subject to interference proceedings, ex parte re-examination, IPR and post-grant review proceedings, derivation proceedings and supplemental examination and may be challenged in district courts. Patents granted in certain other countries may be subjected to opposition or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, IPR, derivation proceedings, supplemental examination or revocation proceedings may be costly. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The degree of future protection for our products and proprietary rights is uncertain, and it cannot be guaranteed that:
•we will be able to successfully develop or commercialize our product before some or all of the relevant patents or regulatory exclusivity expire, or in countries where we do not have patent protection or exclusivity;
•we or our licensors were the first to make the inventions covered by each of the pending patent applications and patents;
•we or our licensors were the first to file patent applications for these inventions;
•others will not independently develop similar or alternative technologies or duplicate any of our technologies;
•any of our pending patent applications or those that we have licensed will result in issued patents;
•any of our patents or those we have licensed will be valid or enforceable;
•we will be able to license the patents or pending patent applications necessary or desirable to enforce or protect our patent rights on commercially reasonable terms or at all;
•any patents issued to us or our licensors or collaborators will provide a basis for any additional commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
•we will be able to develop additional proprietary technologies that are patentable;
•Orphan Drug exclusivity marketing rights for our products in the United States will be maintained, if, for example, the FDA determines in the future that the request for Orphan Drug Designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, the FDA, and the EMA for the European Union, may subsequently approve products with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time nor regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process; or
•the patents of others will not have an adverse effect on our business.
We enjoy only limited geographical protection with respect to certain patents.
Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or European Union. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be refused in certain jurisdictions, such as in China, which has different requirements for patentability.
Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert efforts and attention from other aspects of the business. They could also put our patents and patent applications at risk of being invalidated, denied or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits or damages or other remedies awarded to us, if any, and they may not be commercially meaningful. Accordingly, our intellectual property rights as enforced may be inadequate to obtain a significant commercial advantage and our efforts to protect our intellectual property rights may be unsuccessful or inadequate, which may adversely affect our ability to successfully commercialize our product candidates, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected, significant international markets.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties or laws limiting the enforceability of patents against government agencies or government contractors. In those countries, a patent owner may have limited recourse, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be adversely affected.

Risks Related to Government Regulation
The laws, regulations, ethical standards and international pharmaceutical codes in the areas of sales and marketing of pharmaceutical products, and interacting with healthcare professionals and patients, are very complex, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
The laws and regulations in the area of sales and marketing of pharmaceutical products, and in interacting with healthcare professionals and patients, are complex. We must comply with such laws in each jurisdiction in which we operate. These regulations are subject to change. We may not be able to meet such standards as they evolve and are implemented. In addition to changing regulatory requirements, our failure to comply with applicable regulatory requirements could result in, among other things, injunctions, product recalls, product seizures, declines in our share price, management distractions, reputational damage, loss of stakeholder trust, employee engagement, difficulties in recruitment, fines and criminal prosecution.
We must comply with a variety of laws and regulations, including regulatory, health and safety, license requirements, tax and Corporate Governance Regulations. We may be required to pay penalties for non-compliance with the laws and regulations of local, regional, national, US and EU authorities to which it is subject. A material change in the applicable laws and regulations, or in their interpretation or enforcement, could force us to alter our business strategy or operations, leading to additional costs or reductions of revenues, which may adversely affect its business.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Non-compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, antitrust and competition laws, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, certain prohibitions under the Dutch Criminal Code (Wetboek van Strafrecht), under the Dutch Economic Offences Act (Wet op Economische Delicten), the U.K. Bribery Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities or countries that are otherwise relevant for our activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other partners from authorizing, promising, offering, or providing, directly or indirectly, payments or anything else of value to recipients in the public or private sector (in relation to an act or omission (to be or having been) committed by the recipient). We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other partners, even if we do not explicitly authorize or have actual knowledge of such activities, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the Bribery Act or local anti-corruption laws. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.
Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, disgorgement, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

If we fail to comply with UK, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation (EU) 2016/679, or GDPR. This directive, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the European Union, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States and the United Kingdom may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which attract different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities. Recent enforcement actions against multinational companies have resulted in significant fines. Following the United Kingdom’s formal departure from the European Union on January 31, 2020, the United Kingdom entered a transition period until December 31, 2020, during which time the GDPR will remain applicable to the United Kingdom, alongside the United Kingdom’s Data Protection Act 2018, or DPA 2018. At the end of the transition period, there is uncertainty regarding the future relationship between the United Kingdom and the European Union in relation to data protection. Once the United Kingdom leaves the European Union and the transition period has expired, the United Kingdom will become a “third country” for the purposes of data protection law. A “third country” is a country other than the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Appropriate safeguards are required to enable transfers of personal data from the European Union and EEA Member States. This status has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR. In the United Kingdom, the DPA 2018 supplements the GDPR, and in particular sets out specific requirements related to the processing of “special categories of personal data,” including personal data related to health, genetic information and personal data related to criminal offenses or convictions. The DPA also creates a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers.
Under the GDPR regulations, we are considered a controller of data processing and area subject to several legal obligations. In particular, we are obligated to place importance on collection and processing of special categories of personal data which, for our purposes, is data that reveals genetic data or data concerning health. While we have taken steps to comply with the GDPR and the DPA 2018, we cannot assure you that our efforts to achieve and remain in compliance have been or will continue to be fully successful. The GDPR regulations and the DPA 2018 may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these or new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.
In addition, we obtain patient health information from most healthcare providers that prescribe our products and research institutions with which we collaborate, and they are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, or HIPAA in the United States. Although we are not directly subject to HIPAA other than with respect to providing certain employee benefits, we could potentially be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. There are also state laws on patient health information, such as the California Confidentiality of Medical Information Act, which we are more directly subject to. As more states consider implementing such laws, we may face an ever-expanding patchwork of data privacy regulations.

Failure to comply with healthcare laws and laws and regulations covering data privacy and the protection of health-related and other personal information could result in government enforcement actions, which could include civil or criminal penalties, private litigation and adverse publicity and could negatively affect our business, financial condition, results of operations and prospects.
Our current and future relationships with healthcare professionals, customers and third-party payors are subject to applicable anti-kickback, fraud and abuse, privacy and security, transparency, and other healthcare laws and regulations, which could expose us to significant penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.
We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in the jurisdictions in which we conduct our business. Third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:
•the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the federal false claims laws, including the civil False Claims Act, impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; in addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
•HIPAA imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals and the ownership and investment interests of physicians and their immediate family members in such manufacturers. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates, and their subcontractors, that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•ACA, analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

•some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures;
•state and local laws that require the registration of pharmaceutical sales representatives;
•state and foreign laws also govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•the FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs that we participate in, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We have certain price reporting obligations to the Medicaid Drug Rebate Program. Under the Medicaid Drug Rebate Program, we are required to pay a rebate to each state Medicaid program for RUCONEST®, and expect to do so for any new approved products. Those rebates are based on pricing data we would have to report on a monthly and quarterly basis to the CMS the federal agency that administers the Medicaid Drug Rebate Program. These data include, among other things, the Average Manufacturing Price, or AMP, and the Best Price, or BP, which, in general, represents the lowest price available from the manufacturer to any entity in the U.S. in any pricing structure, calculated to include all sales and associated rebates, discounts and other price concessions. On June 17, 2020, CMS issued a proposed rule that, among other things, would change the methodology for calculating and reporting of AMP and BP in order to encourage manufacturers and states to enter into value-based purchasing arrangements. Although the public comment period has closed, we cannot provide any assurance that the proposed rule will be adopted or adopted in the form published. We are liable for errors associated with our submission of pricing data and for any overcharging of government payors. For example, failure to submit monthly/quarterly AMP and BP data on a timely basis could result in a civil monetary penalty for each day the submission is late beyond the due date. Failure to make necessary disclosures and/or to identify overpayments could result in allegations against us under the Federal False Claims Act and other laws and regulations. Any required refunds to the U.S. government or responding to a government investigation or enforcement action would be expensive and time consuming and could have a material adverse effect on our business, results of operations and financial condition.
Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the 340B program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B program requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low-income patients. The ACA expanded the list of covered entities to include certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, but exempts “orphan drugs” from the ceiling price requirements for these covered entities. The 340B ceiling price is calculated using a statutory formula based on the AMP and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. Any additional future changes to the definition of AMP and the Medicaid rebate amount under the ACA or other legislation or regulation could affect our 340B ceiling price calculations and negatively impact our results. In addition, legislation may be introduced that, if passed, would further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting.
RUCONEST® has been approved by the FDA, the EMA and certain other regulatory authorities for the treatment of HAE attacks. Regulatory approval is limited to the specific indication for which approval has been granted and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing RUCONEST® for other indications. We may be subject to significant fines, penalties or injunctions if we are determined to have promoted or be promoting the use of RUCONEST® for unapproved or “off-label” uses, resulting in damage to our reputation and business.
RUCONEST® is approved by the FDA, the EMA and certain other regulatory authorities for the treatment of HAE attacks, but is not currently approved for the treatment of other indications. Regulatory authorities strictly regulate the promotional claims that may be made about prescription products, and RUCONEST® may not be promoted for uses that are not approved, as reflected in its approved labeling. If we are not able to obtain regulatory approval for any desired future indications for our products and product candidates, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.
While physicians may choose, in their independent medical judgment, to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we are prohibited from marketing and promoting the products for indications that are not specifically approved by the regulatory authorities. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States and in other jurisdictions generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biotechnology or pharmaceutical companies on off-label use. If the FDA or another regulator determines that our promotional activities constitute promotion of an off-label use, it could request that we modify our promotional materials and subject us to regulatory or enforcement actions as well as actions by other agencies, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, mandatory or voluntary recalls, and could result in the imposition of significant criminal, civil, and administrative penalties such as civil fines, disgorgement of money, imprisonment, exclusion from participation in federal health care programs (e.g. Medicare and Medicaid), operating restrictions, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement, injunctions or criminal prosecution, any of which could significantly harm our business.
Current and future legislation may affect the prices we may obtain for currently marketed products or future product candidates.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict post-approval activities and affect our ability to sell profitably any product candidates for which we obtain marketing approval.
In the United States, Medicare covers certain drug purchases by the elderly and eligible disabled people and introduced a reimbursement methodology based on average sales prices for physician-administered drugs. In addition, Medicare may limit the number of drugs that will be covered in any therapeutic class. Ongoing cost reduction initiatives and future laws could decrease the coverage and price that we will receive for any approved products. While Medicare beneficiaries are limited to most elderly and certain disabled individuals, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.
In March 2010, the ACA became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our product candidates are the following:
•an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
•expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;
•revisions to the new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices;
•extension of manufacturers’ Medicaid rebate liability;
•expansion of eligibility criteria for Medicaid programs;
• expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;
•new requirements to report to CMS financial arrangements with physicians, as defined by such law, and teaching hospitals;
•a new requirement to annually report to FDA drug samples that manufacturers and distributors provide to physicians; and
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There remain challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Since January 2017, President Trump has several two Executive Orders and other directives designed to eliminate the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Congress has also considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, among other things, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on certain high-cost employer-sponsored health insurance plans and the medical device excise tax on non-exempt medical devices and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives.
We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we will receive for any approved product. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability, or commercialize our products.
Our product and future product candidates may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.
Our ability to commercialize RUCONEST® or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. and E.U. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be certain that coverage and reimbursement will continue to be available for RUCONEST® or any other product that we commercialize and, if coverage and reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug, and any launch of a competitive product is likely to create downward pressure on the price initially charged. If reimbursement is not available or is available only to a limited degree, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.
There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacturing, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating profit, our ability to raise capital needed to develop product candidates and commercialize products and our overall financial condition.
We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity.
Our employees and independent contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors may also engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations. We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse laws, data privacy and security laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use or misrepresentation of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and the Nasdaq rules, and we are permitted to file less information with the SEC than are U.S. companies. In addition, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may make our ADSs and ordinary shares less attractive to investors.
We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer traded on Euronext Amsterdam, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by Dutch law, including the provisions of the Dutch Corporate Governance Code, and by our Articles of Association, which may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers.
In particular, we follow Dutch law instead of Nasdaq practice in the following ways:
•We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders as long as we are not a domestic issuer and absent another mandatory obligation to such effect. Such quorum requirements are not required under Dutch law. In accordance with generally accepted business practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
•We do not follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in an executive session, where only independent directors are present. The independent directors may choose to meet in an executive session at their discretion.
Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5625, Notification of Noncompliance and Rule 5640, Voting Rights. Further, we must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members who meet the independence requirements of Rule 5605(c)(2)(A)(ii).
We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Risks Related to Our ADSs
We are an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.
We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•the option to present only two years of audited financial statements and related discussion in the section titled “Operating and Financial Review and Prospects” in this Annual Report;
•not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;
•not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes” (without prejudice to the applicable “say-on-pay” requirements we are subject to under Dutch law); and
•not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation (without prejudice to the applicable disclosure requirements relating to executive compensation that we are subject to under Dutch law and the related best practice recommendations under the Dutch Corporate Governance Code, or DCGC).
We may choose to take advantage of some, but not all, of the available exemptions. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.
We will cease to be an emerging growth company upon the earliest of:
•the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more;
•the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt;
•the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter; and
•the last day of the fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to this registration statement under the Securities Act, or December 31, 2025.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. If we are unable to comply timely with these accounting standards, we may be delayed in providing the disclosures required by the Exchange Act.
If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding the ADSs adversely, the price and/or trading volume of our ADSs could be affected.
The trading market for our ADSs may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade the shares in a research report, the market price of the shares may decline and if one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which could cause the market price and/or trading volume of the shares to decline.
If intangible assets and goodwill that we record in connection with our acquisitions become impaired, we may have to take significant charges against earnings.
In connection with the accounting for our acquisitions, a significant value may be recognized in respect of intangible assets, including developed technology and customer relationships relating to the acquired product lines, and goodwill. Under IFRS, we must assess, at least annually and potentially more frequently, whether the value of intangible assets and goodwill has been impaired. Intangible assets and goodwill will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of intangible assets and goodwill will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods.
Our global operations subject us to significant tax risks.
We are subject to tax rules in the jurisdictions in which we operate. Changes in tax rates, tax relief and tax laws, changes in practice or interpretation of the law by the relevant tax authorities, increasing challenges by relevant tax authorities or any failure to manage tax risks adequately could result in increased charges, financial loss, penalties and reputational damage. Tax authorities may actively pursue additional taxes based on retroactive changes to tax laws which could result in a material restatement to its tax position. Any of these factors could have a negative impact on our business, financial condition, results of operations and prospects.
Exchange rate fluctuations may materially affect our results of operations and financial condition.
Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us. While we are based in the Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of RUCONEST® in the United States and in other countries outside the EU, we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.
Currency fluctuations may adversely affect the price of our ADSs.
Our ordinary shares are quoted in euros on Euronext Amsterdam, and our ADSs will be quoted in U.S. dollars on the Nasdaq. Movements in the euro/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the Nasdaq or the euro price on Euronext Amsterdam. For example, if the euro weakens against the U.S. dollar, the U.S. dollar price of our ADSs could decline, even if the price of our ordinary shares in euros increases or remains unchanged.
The price and trading volume of our ADSs and ordinary shares may be volatile, and purchasers of our ADSs or ordinary shares could incur substantial losses.
The market price of our ADSs is likely to be volatile and could decline significantly. The stock market in general, and the market for biotechnology and emerging pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our ADSs and ordinary shares may be influenced by a variety of factors, including:
•actual or anticipated variations in our financial condition and operating profit;
•actual or anticipated changes in our growth rate relative to our competitors;
•announcements of technological partnerships, innovations or new products by us or our competitors;
•the success of competitive products or technologies;
•changes in management and members of our board of directors;
•changes in financial estimates or recommendations by securities analysts;
•changes in the trading volume of our ADSs on the Nasdaq and of our ordinary shares on Euronext Amsterdam;
•sales of our ADSs or ordinary shares by executive officers or future holders of our equity securities;
•announcements or expectations of additional debt or equity financing efforts;
•unanticipated losses or gains due to unexpected events, including events related to the success of our clinical trials or regulatory approvals;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•changes in our accounting policies or practices;
•disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•changes in government regulations, including any changes that may affect pricing or reimbursement; and
•conditions in the financial markets or changes in general economic conditions.
These and other market and industry factors may cause the market price and demand for our ADSs and ordinary shares to fluctuate substantially.
Moreover, stocks of life science companies, and stock markets in general, have from time to time experienced extreme price and volume fluctuations that may be unrelated or disproportional to the operational performance of any particular companies. In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, and the prices of our ADSs and ordinary shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence.
We will incur increased costs as a result of simultaneously having our ADSs listed in the United States and our ordinary shares admitted to trading on Euronext Amsterdam in the Netherlands, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a company whose securities are publicly listed in the United States, and particularly after we no longer qualify as an emerging growth company, or EGC, we will incur significant legal, accounting and other expenses that we did not incur previously, even though our ordinary shares are admitting to trading on Euronext Amsterdam. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, regardless of whether or not we are an EGC we will be required to furnish a report by our senior management on our internal control over financial reporting, beginning with our Annual Report filed with the SEC for the year ending December 31, 2021, which we expect to file by April 2022. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, including the attestation report required once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.
Further, being a U.S. listed company and a Dutch public company with ordinary shares admitted to trading on Euronext Amsterdam impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
We have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional significant deficiencies or material weaknesses may have been identified.
In connection with the audits of our financial statements, we have identified material weaknesses in our internal control over financial reporting across the principles for each component of the COSO framework at the entity level and accordingly, across the business and IT processes of the Company. Although the Company does have oversight and compliance processes in place, these processes are currently not sufficiently formalized as controls to identify and address the risks of material misstatements and risks arising from IT. Where such control activities exist, there is not formalized control descriptions for our relevant controls to evaluate the design and operating effectiveness of such controls. In addition, where control activities are dependent on Information Used in a Control, the Company does not perform or document controls to determine the completeness and accuracy of such information. We also did not have controls in place to monitor control activities and identified control deficiencies.
As a result, we have identified material weaknesses in the control environment, risk assessment, monitoring, information & communication and control activities of the entity. In addition, the company did not maintain a sufficient complement of accounting and financial reporting resources commensurate with the financial reporting requirements. Deficiencies in control activities contributed to the potential for there to have been material accounting errors in substantially all financial statements account balances and disclosures.
We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. We are also currently in the process of finalizing a risk assessment framework and scoping to identify key processes and controls that will require additional enhanced controls to be designed and implemented.
Future sales of our ordinary shares or ADSs, or the perception that such sales may occur, could depress the prices of such ordinary shares or ADSs.
Sales of a substantial number of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs.
Holders of our ADSs have fewer rights than our shareholders and are subject to certain additional risks.
ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:
•as an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the depositary as permitted by the deposit agreement and except that you will have meeting rights to attend our general meetings;
•distributions on the ordinary shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, any fees and expenses, including withholding taxes, that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution; and
•we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.
An active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.
There is currently no public market on a U.S. national securities exchange for our ADSs or our ordinary shares. Although our ADSs have been approved for listing on the Nasdaq, an active trading market for our ADSs may never develop or be sustained. In the absence of an active trading market for our ADSs, investors may not be able to sell their ADSs at the time that they would like to sell.
We are a Dutch public company with limited liability. The rights of our shareholders and ADS holders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.
We are a public company (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our articles of association, the rules of our board of directors and by the laws governing companies incorporated in the Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
The rights of shareholders and ADS holders and the responsibilities of directors may be different from the rights and obligations of shareholders, ADS holders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our directors are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as an ADS holder.
For more information on relevant provisions of Dutch corporation law and of our articles of association, see “Description of Share Capital and Articles of Association” and “Comparison of Dutch Corporate Law and U.S. Corporate Law.”
Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.
Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.
Certain provisions of our articles of association may make it more difficult or less attractive for a third party to acquire control of us or to effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a simple majority of votes cast representing at least one third of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a simple majority of votes cast representing at least one third of our issued share capital; and a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors. Currently we have no such protective measures in place.
Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.
In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. This could cause existing shareholders to experience substantial dilution of their interest in us.
We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.
We are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings, auditors, disclosure, compliance and enforcement standards. As a Dutch company listed on a stock exchange, we are subject to the DCGC and are required to disclose in our annual board report to what we extent comply with the principles and best practice provisions of the DCGC, and where we do not (for example, because of a conflicting Nasdaq requirement or otherwise), we must state why and to what extent we deviate in our Annual Report. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association.” This may affect your rights as a shareholder or ADS holder and you may not have the same level of protection as a shareholder or ADS holder in a Dutch company that fully complies with the DCGC.
We have never declared or paid dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam, and we do not anticipate paying dividends in the foreseeable future.
We have never declared or paid cash dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Subject to restrictions under applicable law, any future determination to pay dividends or other distribution will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, cash requirements, financial condition, future prospects, contractual restrictions, any future debt agreements, restrictions under applicable laws and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends or other distributions on our ordinary shares in the foreseeable future. As a result, a return on any investment will only occur if the price of our ordinary shares increases.
ADS holders may not receive distributions on the ordinary shares represented by our ADSs or any value for such distribution if it is illegal or impractical to make them available to ADS holders.
While we do not anticipate paying any dividends or other distributions on our ordinary shares in the foreseeable future, if such a dividend or distribution is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, including withholding taxes. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to ADS holders. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
Dividends distributed by us on the ordinary shares or ADSs to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.

Under current Dutch tax law, dividends paid on ordinary shares or ADSs are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies. In a letter to the Dutch parliament dated May 29, 2020, the Dutch State Secretary for Finance announced that the Dutch government intends to introduce an additional withholding tax on dividends paid to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions and in certain abusive situations, effective January 1, 2024. The legislative proposal has been published by the Dutch government on March 24, 2021. Pursuant to the proposal, the conditional withholding tax on dividend payments will be an addition to the conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021), which act has become effective as of January 1, 2021. The rate will be as high as the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment, which will be the statutory rate applicable to interest and royalty payments to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions, to hybrid entities and in certain abusive situations. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity is established in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, the tax rate on dividends may rise from 15% to 25%.
ADS holders must act through the depositary to exercise their voting rights and, as a result, may be unable to exercise their voting rights on a timely basis.
We will not treat holders of our ADSs (rather than the ordinary shares underlying the ADSs) as shareholders, and they will not be able to exercise shareholder rights, except through our depositary and except that the ADS holders will have meeting rights to attend our general meetings. The depositary will be the holder of the ordinary shares underlying the ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive any notice directly from us. Instead, in accordance with the deposit agreement, we will use commercially reasonable endeavors to provide at least 30 days’ notice to the depositary of any such shareholders’ meeting and details concerning the matters to be voted on in advance of the meeting date. If we so instruct, the depositary will mail to ADS holders the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions will not be voted.
The trading of our ordinary shares on Euronext Amsterdam and of our ADSs on the Nasdaq may adversely affect the liquidity and value of our ADSs.
Our ordinary shares are traded on Euronext Amsterdam, our ADSs have been approved for listing on the Nasdaq. We cannot predict the effect of this listing on the value of our ordinary shares and ADSs. However, these arrangements may dilute the liquidity of these securities in one or more markets and may adversely affect the development of an active trading market for the ADSs in the United States or the ordinary shares on Euronext Amsterdam. The price of our ADSs could also be adversely affected by trading in our ordinary shares on Euronext Amsterdam and the price of our ordinary shares traded on Euronext Amsterdam could be adversely affected by trading in ADSs on the Nasdaq. The speed by which ADSs can be exchanged for ordinary shares and subsequently traded on Euronext Amsterdam and vice versa might cause differences between the market price for an ADS and the market price for an ordinary share. Investors might arbitrate between stock exchanges to exploit such differences, exacerbating potential volatility in our market price.
ADS holders may have difficulty in effecting service of process on our company and certain directors or officers in the United States in enforcing U.S. judgements in the Netherlands or in enforcing U.S. securities laws in Dutch courts.
We are incorporated and located outside the United States and certain of our directors and officers are located outside of the United States. As a result, it may not be possible for ADS holders to effect service of process within the United States upon all such persons or our company, or to obtain discovery of relevant documents and/or the testimony of witnesses. ADS holders based in the United States may also have difficulty enforcing in courts outside the United States judgments obtained in U.S. courts against our company or our directors (including actions under the civil liability provisions of the U.S. securities laws). ADS holders may also have difficulty enforcing liabilities under the U.S. securities laws in legal actions originally brought in jurisdictions located outside the United States.
ADS holders may be subject to limitations on transfer of the ADSs.
The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our ability to utilize our net operating loss carryforwards and to realize our deferred tax asset may be limited.
As of December 31, 2020, we had €18.8 million ($23.1 million) net operating loss carryforwards in the Netherlands and none in the U.S. and France. These losses are reflected in a deferred tax asset of €4.7 million ($5.8 million) as per December 31, 2020. Being able to utilize these losses requires that the company is sufficiently profitable and also depends on the stand-alone results of the group’s entities as the losses are ringfenced.
At the end of 2018, the group performed an internal reorganization in order to refresh part of the Dutch tax losses: certain intangibles and activities were transferred within the group resulting in a higher tax book value and relating deferred tax asset in one of the Dutch companies for the assets that have been transferred. The Dutch tax authorities might not agree to the transaction and the valuation applied, in which case e.g. (a part of) the deferred tax asset might have to be written-off. The refreshment program has been disclosed in the notes to the financial statements. The total amount of the losses available for carryforward – and the corresponding amount of the deferred tax asset – as well as the amount of the deferred tax asset relating to the intangible fixed assets depends on the acceptance of aforementioned transaction.
To the extent that we incur net operating losses in the United States, our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. We have not assessed whether such an ownership change has previously occurred. If we have experienced an ownership change at any time since our incorporation, we may already be subject to limitations on our ability to utilize our existing net operating loss carryforwards to offset taxable income. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, if or when we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset such taxable income may be subject to limitations, which could adversely affect our future cash flows.
We cannot assure you that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to holders of our ordinary shares.
A non-U.S. corporation will be a Passive Foreign Investment Company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a US Holder (as defined in “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, the US Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Based on our estimated income, assets and market capitalization for 2020, we anticipate we will not likely be a PFIC for 2020. Whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.
If a United States person is treated as owning at least 10% of the value or voting power of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
Depending upon the aggregate value and voting power of our ordinary shares that United States persons are treated as owning (directly, indirectly or constructively), we could be treated as a controlled foreign corporation, or CFC. Additionally, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. If a United States person (as defined in the United States Internal Revenue Code of 1986, as amended) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments of earnings in “United States property” by CFCs, whether or not we make any distributions of profits or income of a CFC to such United States shareholder. If you are treated as a United States shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a non-corporate U.S. shareholder would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders of our ordinary shares in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of our ordinary shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The Internal Revenue Service, or IRS, has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. holders of our ordinary shares should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.
The deposit agreement governing our ADSs provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. As the waiver relates to claims arising as a matter of contract in relation to the ADSs, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility with respect to claims arising before the withdrawal, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although we are not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is our understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable set off or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.
If any owner or holder of our ADSs, including purchasers of ADSs in secondary market transactions, brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may incur increased costs of bringing a claim and may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. Any legal suit, action or proceeding against or involving us brought by the Depositary or any holder or beneficial owner of ADSs, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted only in any state or federal court in New York, New York. Any legal suit, action or proceeding against or involving the Depositary brought by us, arising out of or based upon the Deposit Agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may only be instituted in a state or federal court in New York, New York

Item 4. Information on Pharming Group N.V.

A. History and Development of the Company
We were incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands on November 11, 1988 under the name GENFARM B.V. On May 29, 1997 Pharming was converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public company (naamloze vennootschap) named Pharming Holding N.V. Effective July 2, 1998, Pharming Holding N.V. was renamed Pharming Group N.V.
Pharming is registered with the Dutch Chamber of Commerce under number 28048592. Our ordinary shares are traded on Euronext Amsterdam under the symbol “PHARM”. As of December 22, 2020, our ADSs were admitted for listing on the Nasdaq under the symbol “PHAR” and began trading on Nasdaq Global Market. Our agent for service of process in the United States is Pharming Healthcare Inc. The Pharming Healthcare Inc. office is located at 10 Independence Blvd, 4th floor, Warren, New Jersey 07059. The telephone number is +1 908 524 0888.
We maintain a website at www.pharming.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at http://www.sec.gov.

B. Business Overview
Overview
Pharming is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs. The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that down-regulates the complement cascade in order to control swelling in affected tissues. Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. The product is available on a named-patient basis in other territories where it has not yet obtained marketing authorization.

We are also developing rhC1INH for subsequent indications, including pre-eclampsia, Acute Kidney Injury and we are also investigating the clinical efficacy of rhC1INH in COVID-19. In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe. Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably for Pompe disease, which is in preclinical stage.
Our unique, scalable, reproducible methodology is a GMP validated process for the production of high-quality recombinant human proteins. The process is supported by clinically proven safety and efficacy data, which demonstrate lower immunogenicity compared with current cell-line methods. Through our proprietary transgenesis method, we are able to make complex therapeutic proteins which are often difficult to make in other types of bioreactors and which are accepted as human by the body. We have optimized our platform to allow us to generate large quantities of recombinant proteins in a controlled, easily transferable and scalable fashion.

Our Portfolio
The following chart summarizes the status of our product and our main product candidate portfolio.

Lead Optimization
Preclinical
Phase I
Phase II
Phase III
Submission to regulatory authorities
Approval & Commercialization
RUCONEST® Life Cycle
RUCONEST®
Acute Hereditary Angioedema (HAE)
rhC1 INH Franchise
rhC1 INH
Pre-Eclampsia
rhC1 INH
Acute Kidney Injury
Additional Platform Programs
α-Glucosidase
Pompe
Late- stage in-licensed
leniolisib
APDS

RUCONEST® for the treatment of acute HAE attacks
Our lead product, RUCONEST® is the first and only rhC1INH protein replacement therapy that is approved for the treatment of acute hereditary angioedema, or HAE, attacks. HAE is a rare genetic condition that occurs in between approximately 1 in 10,000 and 1 in 50,000 people worldwide. In the United States, the market for HAE treatment is estimated to be between 7,000 and 8,000 patients for both acute and prophylactic treatment. HAE is caused by a deficiency of the protein C1INH. This deficiency leads to the uncontrolled activation of the complement cascade, resulting in the over-production of some mediators, leading to the leaking of fluid from blood vessels to the tissue space. The most common symptoms of an HAE attack are caused by overproduction of the bradykinin initiator protein, kallikrein, and thus excessive leakage of fluid into tissue spaces (edema or swelling). Patients may suffer bouts of excruciating abdominal pain, nausea and vomiting that is exacerbated by swelling in the intestinal wall. Airway, or laryngeal, swelling is particularly dangerous and can lead to death by asphyxiation. Untreated, attacks can last between 48 and 120 hours and can be fatal.

Our revenues from the sale of RUCONEST® were €185.7 million, €169 million and €135,1 million for the years ended December 31, 2020, 2019 and 2018 respectively. We are currently marketing RUCONEST® in the United States, the United Kingdom and the European Union through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.
RUCONEST® has been shown to normalize C1INH effects in HAE patients. Returning C1INH activity levels to normal has been shown to be clinically relevant in HAE attack treatment. The standard posology for the treatment of HAE attacks is 50 units per kilogram of the reconstituted product. RUCONEST® is administered through a slow intravenous (IV) injection. One vial contains 2100 U of lyophilized product to be reconstituted with 14ml of water for injection. RUCONEST® irreversibly binds to several target molecules, including, importantly the coagulation factor FXII and the protease kallikrein, which (when unbound) cleaves a plasma protein into bradykinin and other products. By binding to and chemically deactivating these molecules, RUCONEST® stops the production of bradykinin and all other mediators and thereby stops the HAE attack.
We are currently developing a next-generation low-volume formulation of RUCONEST® for intramuscular administration or other routes of administration, to increase convenience of therapy. We have received approval from the EMA for the extension of the RUCONEST® label to include pediatric patients (aged 2-13 years).
RUCONEST® has regulatory exclusivity in the European Union expiring in 2025 and in the United States biologics reference product exclusivity expiring July 16, 2026.

HAE
HAE is a rare genetic disorder in which the patient’s body is unable to manufacture sufficient amounts of a fully functioning version of C1 esterase inhibitor, a protein which is responsible in the body for stopping inflammatory responses to antigen or situation challenges and associated swelling at an appropriate point in the challenge cycles. Abdominal attacks cause abdominal swelling and vomiting, potentially leading to misdiagnosis and unnecessary surgery, and swelling of the skin can lead to disfigurement, disability and pain. Untreated, attacks can last between 48 and 120 hours and can be fatal, especially if the swelling starts at or reaches the throat area. Estimates of the prevalence of the disease vary between 1 in 10,000 and 1 in 50,000, depending on the genetic diversity of the population. Although acute attacks usually begin to be noticed in childhood or adolescence, due to the disorder’s rarity, the condition is often not correctly diagnosed for several years. The condition is stress-related, and there can be considerable variability in the incidence of attacks even within one patient’s year, depending on the stresses they encounter during the year. The frequency of HAE attacks varies between patients, from extreme cases with two to three attacks per week to milder cases with a few attacks per year, with patients experiencing an average of approximately 27 swelling attacks per year.

The Importance of Comprehensive C1-Inhibition for HAE[1-9]

Developed in partnership with Dr. Allen Kaplan

Complement System[1,4-6,10,11]

Contact Activation System[1,6,12-14]

Fibrinolysis System[7,15,16]

Trigger(s)
• Trauma • Infection
• Stress • Autoimmune disorders
Classical Pathway
Lectin Pathway
FXIIf
MBL
MASP-2
MASP-1
Consumption of
C2
C4
C1
C1r/s
C2a
C4b
C3
C5
C5-b9
C1-INH
HAE diagnosis based on
• C1-INH level
• C1-INH function
• C4 level
Upregulates B2-R
FXII
FXIIa
HK
PK
K
Feedback loop
Cleaves HK
cHK
BK
Lanadelumab inhibits plasma Kallikrein
Icatibant inhibits BK by binding to B2 receptors
B2-R
B1-R
Urokinase/tPA
Plasminogen
Plasmin
Tranexamic Acid inhibits plasmin

Vascular Leakage (Edema)

- Responsible for the elimination of invading microorganisms[17]
- Low C1-INH levels fail to block MASP-1 from cleaving HK, which may augment Bradykinin production[18]
- Low levels of C1-INH leads to activation and consumption of C4 and, during attacks of angioedema, activation and consumption of C2.[19]

- Represents a group of plasma proteins that promote inflammation upon activation[20]
- Low C1-INH levels fail to block FXIIa and Kallikrein, leading to an increase in Bradykinin production[19]

- Regulates the dissolution of clots as wounds heal by degrading fibrin, the netting that clots blood[21]
- Plasmin activates FXII to FXIIa (and FXIIf)[7]

LEGEND
C1-Inhibitor
FXII
Coagulation factors
FXIIa/f
Activated coagulation factors
PK
Prekallikrein
cHK
Cleaved HK (inactive)
BK
Bradykinin
C#
Complement
C#
Activated complement
K
Kallikrein
HK
High molecular weight kininogen
MBL
Mannan-binding lectin
MASPs
Mannose-binding lectin associated serine proteases

This is a current scientific understanding of the cascades. Clinical implications are unknown.

The figure above demonstrates the importance of C1INH on the complement cascade, and its significance for HAE
We are currently marketing RUCONEST® in the United States, the United Kingdom, and the European Union through our own internal commercialization organization, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

Next-generation RUCONEST®
We are developing a new low-volume injectable version of the full dose of RUCONEST® which could be used for clinical trial for intravenous, intramuscular or subcutaneous delivery to improve convenience of treatment. Subject to approval, the new form of RUCONEST® will be tested in appropriate clinical settings for intramuscular and/or intravenous delivery. This development program is progressing slower than previously planned, mainly due to high sales demand and patient need for RUCONEST® utilizing existing supplies of rhC1INH, which therefore could not be diverted to validate the manufacturing processes for this new formulation and to produce clinical trial material.

Additional development programs for rhC1INH
C1INH Protein Biology
Inside the body, C1INH works by inhibiting the formation of the most important complexes at the top of the complement system and in the contact pathway. The complement system, sometimes known as the complement cascade, is a major component of the immune system, responsible for certain immune-mediated inflammation reactions, including most reactions that cause vascular edema (swelling). Inflammation enables the movement of immune cells through vascular leakage of plasma into tissues that are normally difficult to access. Inflammation also raises the local temperature to activate immune defense mechanisms and inhibit pathogen chemistry. The complement cascade and the contact activation pathway also enhance the ability of antibodies and phagocytic cells (a type of white blood cells) to clear microbes and damaged cells from our bodies, and attack the cell membranes of pathogens.
The complement system can be recruited and brought into action by antibodies and other challenge triggers generated by the adaptive immune system. The complement system consists of a number of complex proteins found in the blood, in general synthesized by the liver, and normally circulating as inactive precursors. When stimulated by one of several triggers, enzymes called proteases cleave specific proteins to release active fragments called cytokines which initiate an amplifying cascade of further cleavages. The end result of this complement activation cascade is stimulation of the phagocytes to clear foreign and damaged material, inflammation to attract and enable the movement of additional phagocytes, and activation of the cell-killing membrane attack complex.

Over 30 proteins and protein fragments make up the complement system, including plasma proteins and specific cell membrane receptors. Once the complement cascade has been triggered, the body also produces a counter-protein, C1INH to start to slow the reaction down. The rate at which the reaction can be slowed down is constant as the body can only produce up to a maximum level of C1INH. This means that serious trigger events can take much longer to resolve than minor ones, because the level of C1INH existing in the plasma, as well as new production can meet the demands of minor releases of cytokines more quickly than major releases.
The most powerful releases of cytokines, sometimes known as “cytokine storms”, can occur so fast that a fatal “shock” reaction or severe damage to organs occurs before the C1INH production can bring the release under control. This dynamic is thought to play an important role in many disease conditions and injury situations, where inflammation or vascular leakage running out of control are responsible for many of the symptoms of those conditions. It can be these resulting symptoms that do the most damage.
rhC1INH may also be useful in the body’s recovery from hypoxic situations, where blood has not been able to circulate properly to bring oxygen to various tissues. The detrimental effects of such hypoxia can be exacerbated upon reperfusion with blood by local activation of the complement cascade caused by the reperfusion itself. In some of these conditions, therefore, there may be a role to play for externally administered C1INH which could act to normalize that situation more quickly, allowing the body to have a less dangerous or more measured response, or to prevent the symptoms entirely. While C1INH is unlikely to cure the underlying problem, this extra supply might allow for the damage caused or even the risk of death to be reduced and/or delayed long enough for the problem to be resolved either naturally or through the intervention of the patient’s physician team.
We have developed the only plasma-free recombinant human C1INH commercial product. Our rhC1NH product has been approved for the treatment of acute HAE attacks, and we and our collaborators are studying rhC1INH for the treatment of other large and unmet indications, including COVID-19, certain acute kidney injuries and pre-eclampsia.
The following diagram shows the most important indications in this area for which there are scientific findings highlighting the involvement of complement. Many of these conditions are entirely unmet medical needs, often with no approved therapy. A few do have approved treatments, largely because other mechanisms are also involved or are more important, such as for asthma.

COVID-19
We are currently investigating rhC1INH for the treatment of severe pneumonia resulting from COVID-19 infection. COVID-19 is the disease caused by the novel coronavirus SARS-COV-2, which was declared to be a pandemic by the World Health Organization in March 2020. Systemic hyper inflammation is a hallmark of more severe stages of COVID-19 leading to acute respiratory distress syndrome, mechanical ventilation and ultimately death. We believe that complement activation may lead to a cytokine storm, a dangerous biochemical process that worsens the complications of COVID-19 infection, such as organ failure and death. Because C1INH mediates the complement cascade and inhibits the kallikrein-kinin system, we believe rhC1INH may dampen uncontrolled complement activation and collateral lung damage, reduce capillary leakage and subsequent pulmonary edema and reduce the generation of micro thrombi by inhibiting MASP-1 (a human enzyme) induced clot formation and factor XII amplified thrombo-inflammation.
In April 2020, we reported results from a compassionate use program at the University Hospital Basel, Switzerland, in which four male patients and one female patient (between 53-82 years of age) with COVID-19, suffering from related severe pneumonia, who did not improve despite standard treatment, including hydroxychloroquine and lopinavir/ritonavir, had been administered rhC1INH. Following treatment, fever resolved in four of the five patients within 48 hours, and levels of C-reactive protein and the inflammatory cytokine IL-6 decreased significantly. Soon thereafter, four of the five patients were discharged from the hospital as fully recovered. One patient had increased oxygen requirement and was eventually transferred to the ICU for intubation but has also since made a full recovery.
Based on the results of the compassionate use program, on August 10, 2020 enrollment commenced in a randomized, controlled, investigator-initiated clinical trial in up to 150 patients of rhC1INH for the treatment with confirmed COVID-19 infections hospitalized with related severe pneumonia at the University Hospital Basel in Basel, Switzerland. The study was extended to several other centers in Switzerland, Brazil and Mexico. In addition, on December 10, 2020 enrollment commenced in a second investigator-initiated randomized, open label, parallel group, controlled, pilot clinical trial in up to 120 patients hospitalized with confirmed COVID-19 treated with RUCONEST® (recombinant human C1 inhibitor) for the prevention of severe SARS-CoV-2 infections at the Valley Hospital in Ridgewood, New Jersey in the United States. Both clinical studies in hospitalized patients with COVID-19 seek to identify if the administration of additional C1 INH can control or stop the systemic hyper inflammation syndrome or cytokine storm.

Acute Kidney Injury (AKI)
We are developing a rhC1INH therapy for the prevention and treatment of acute kidney damage resulting from contrast medium, which is injected as part of a contrast-enhanced examination, for example coronarography. Especially in patients with impaired kidney function the difficulty in clearing the injected contrast medium can result in further kidney damage which might be irreversible and ultimately requiring permanent dialysis or renal transplantation. AKI often leads to prolonged hospitalization or intensive care, which is extremely expensive and often results in poor long-term outcomes for patients, or even death.
Contrast medium injury is responsible for 11% of cases of hospital-acquired renal insufficiency, and is the third most common cause of renal failure after impaired renal function. AKI affects between 1% and 2% of the general population, and up to 50% of high-risk subgroups following coronary angiography or percutaneous coronary intervention.
In October 2018, we announced positive results from a Phase 2 investigator-initiated study of rhC1INH in a double-blind, placebo-controlled clinical trial in 75 patients at risk of nephropathy resulting from contrast-enhanced examinations. The study was led by Dr. Michael Osthoff at the University Hospital Basel, Basel, Switzerland. In the study, patients were given either rhC1INH (<84kg: 50 U/kg; >84kg: 4,200 U) or placebo (0.9% sodium chloride). In the sub-group of patients (n=38) undergoing percutaneous coronary interventions, or PCI, such as stent insertions, the intent-to-treat analysis in this group showed that patients on rhC1INH had a median increase in peak urinary Neutrophil Gelatinase-Associated Lipocalin, or NGAL, concentration within 48 hours of 1.8 ng/ml, compared with an increase of 26.2 ng/ml in the placebo arm (p=0.038). As set forth below, this corresponds to a clear difference in the median percentage change in the peak urinary NGAL level within 48 hours of 11.3% in the rhC1INH arm and 205.2% in the placebo arm (p=0.001).
Following this positive outcome, we have completed preparations for a new Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations. The Phase 2b study will also be initiated by us and led by Dr. Osthoff. This study was planned for the first half of 2020, but was halted due to COVID-19. Subject to COVID-19-related delays, the study is now planned to start in 2021.

Pre-eclampsia (PE)
We are developing a rhC1INH protein replacement therapy for the treatment of pre-eclampsia. Pre-eclampsia is a life-threatening multisystem disorder in pregnancies leading to maternal and neonatal mortality and morbidity, usually first detected by hypertension. Proteinuria is a common symptom. Abnormal or impaired placental spiral artery development may be a possible trigger of the complement cascade. Treatments may include abortion or premature birth, the latter being often associated with high rates of mortality. Palliative care of pregnant women suffering from PE and neonatal care of premature babies can drive the costs of pre-eclampsia patients very high. Complications after birth can be severe and affect more than 50% of all newborns under these conditions, with growth restrictions, learning difficulties and moderate to severe disabilities.
World-wide almost 2.5 million cases of pre-eclampsia are reported annually, with rates running at between 3% and 10% of all pregnancies in developed countries. In the United States alone, estimated annual cases of pre-eclampsia exceed 120,000. Each year, 50,000 maternal deaths are recorded for patients who proceed to full-blown eclampsia.

As shown in the table below, a study of C1INH levels in pregnant women has demonstrated that women suffering from PE have reduced circulating C1INH levels.

Analytical data (mean ±1SD) in normal pregnancy, preeclampsia and in non-pregnant women

	(A) Normal pregnancy (n=20)	(B) Mild pre-eclampsia (n=17)	(C) Moderate pre-eclampsia (n=10)	(D) Non-pregnant women (n=20)
C1-INH activity (%)	74.3 ± 15.5	64.4 ± 14.0	55.5 ± 15.8	95. ± 10.8
C1-INH antigen (%)	68.2 ± 10.4	62.7 ± 13.3	53.1 ± 8.8	86.5 ± 12.2

We believe that protein replacement therapy with rhC1INH may slow the rate of progress of the condition and thereby reduce the level of damage that it can cause to mother and the unborn baby.
We are conducting an open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia in the Netherlands and Australia. Recently the study was extended to include a center in Mauritius. The study will initially be conducted to assess the tolerability and safety of treatment with RUCONEST® in 30 patients with mid- to late-stage symptomatic PE. This study was approved in 2019, but was halted due to COVID-19.

Additional pipeline development
Leniolisib for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome
We are developing leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. In partnership with our Novartis we are currently carrying out a double blind, placebo controlled, randomized, registration-enabling Phase 2/3 trial followed by an open label extension safety trial which is currently enrolling patients in clinical sites in the United States and Europe.
APDS, is a chronic primary immunodeficiency. Primary immunodeficiencies, or PIDs, lead to immune system dysregulation with numerous complications. More than 300 gene mutations are known to cause PIDs, and the estimated prevalence of PIDs are 1 in 1,200. APDS is caused by a mutation in the PIK3CD gene that results in an increase of activity of phosphoinositide-3-kinase delta, a promoter of activity in the immune system. APDS has an estimated prevalence of 1-2 patients per million. Individuals suffering from APDS often have lymphoproliferation and poorly functioning white blood cells, particularly B cells and T cells. Beginning in childhood, people with APDS develop recurrent infections, particularly in the lungs, sinuses, and ears. Over time, recurrent respiratory tract infections can lead to a condition called bronchiectasis, leading to serious breathing problems. People with APDS may also suffer from chronic active viral infections, for example Epstein-Barr virus or cytomegalovirus infections. Sufferers also frequently develop lymphomas and other types of tumors. Another possible feature of activated PI3K delta syndrome is abnormal aggregation of white blood cells leading to enlarged lymph nodes (lymphadenopathy or nodular lymphoid hyperplasia) usually in the epithelial tissues of the airways or intestines. While lymphadenopathy and nodular lymphoid hyperplasia are benign, activated PI3K delta syndrome also increases the risk of developing a form of cancer called B-cell lymphoma.
Leniolisib is a small molecule inhibitor of one isoform of the catalytic subunit of class IA PI3K. It has immunomodulating and potentially antineoplastic activities. Leniolisib inhibits the production of phosphatidylinositol-3-4-5-trisphosphate, or PIP3. PIP3 serves as an important cellular messenger specifically activating the protein-serine/threonine kinase AKT (via PDK1) and regulates a multitude of cell functions such as proliferation, differentiation, cytokine production, cell survival, angiogenesis, and metabolism. Unlike PI3K alpha and PI3K beta which are ubiquitously expressed, PI3K delta and PI3K gamma are expressed primarily in cells that are hematopoietic in origin. The central role of PI3K delta in regulating numerous functions of cells of the adaptive immune system (B cells and T cells) as well as the innate immune system (neutrophil, mast cells, and macrophages) strongly indicates the PI3K delta is a valid and potentially effective therapeutic target for several immune diseases.

In partnership with Novartis, we are currently studying leniolisib to assess the efficacy and safety of leniolisib in patients with APDS. The study, a phase 2/3 potentially registration enabling study is composed of 2 sequential parts, the first part including 6 patients was an open-label dose escalation study that was designed to assess the safety, tolerability, pharmacodynamics and pharmacokinetics of leniolisib, a dose-finding study that has since completed. The second part is a randomized, blinded, placebo-controlled study that that includes 30 additional patients and is designed to assess the efficacy of leniolisib in APDS patients. (NCT: NCT02435173) The co-primary endpoints of the second part of the study are (i) change in the size of lesions from baseline and (ii) change in baseline in percentage f naive B cells out of total B cells.
The first part of the study showed that oral leniolisib led to a dose-dependent reduction in PI3K/AKT pathway activity assessed ex-vivo and improved immune dysregulation. We observed normalization of circulating transitional and naive B-cells, reduction in PD-11CD41 and senescent CD571CD42 T cells and decreases in elevated serum immunoglobulin M and inflammatory markers including interferon g, tumor necrosis factor, CXCL13, and CXCL10. After 12 weeks of treatment, all patients showed amelioration of lymphoproliferation with lymph node sizes and spleen volumes reduced by 39% (mean; range, 26%-57%) and 40% (mean; range, 13%- 65%), respectively. Leniolisib was well tolerated and improved laboratory and clinical parameters in APDS, supporting the specific inhibition of PI3Kd as a potential therapy in APDS and other diseases characterized by over-activation of the PI3Kd pathway. (Blood, 23 November 2017 – Volume 130, Number 21.)
Previous to the ongoing phase 2/3 study, five clinical studies, 3 studies in healthy volunteers and 2 in-patients have been conducted. As of June 26, 2020, 238 healthy subjects have been investigated, 168 had received leniolisib and 70 had received placebo. Single doses of leniolisib up to 400 mg and multiple doses up to 140 mg bid for 14 days have been administered to 168 subjects and were assessed to have been well tolerated. Across the entire clinical development one SAR case of skin rash has occurred (in a patient with Primary Sjögren`s syndrome “pSS”) there were n=15 other cases of leniolisib-related skin rash adverse events of lower intensity. These were observed both in healthy subject studies (n=5) and in the study investigating patients with pSS (n=10). In all of these cases skin rash was suspected to be related to leniolisib. Furthermore, skin rash is a known class effect of PI3Kd inhibitors.
This study was temporarily halted due to COVID-19 but has since resumed. Subject to COVID-19-related delays, data is expected during the second half of 2021, followed by review by regulatory authorities during the first half of 2022. If approved, the drug is planned to launch in the second half of 2022.
Next-Generation Enzyme Replacement Therapies: Alpha-Glucosidase, for the treatment of Pompe Disease
We are developing a next-generation alpha-glucosidase replacement therapy for the treatment of Pompe disease. Pompe disease, also known as Acid Maltase Deficiency or Glycogen Storage Disease type II, is an inherited muscular myopathy disorder caused by the build-up of a polymer sugar called glycogen in the body’s cells. It affects around 1 in 40,000 people, varying within different ethnic groups. Pompe disease is a rare multisystem genetic disorder that is characterized by absence or deficiency of the lysosomal enzyme alpha-glucosidase, or GAA. This enzyme is required to break down, or metabolize, the complex carbohydrate glycogen and convert it into the simple sugar glucose. Failure to achieve its proper breakdown results in massive accumulation of lysosomal glycogen in cells, particularly in cardiac, smooth, and skeletal muscle cells.
Pompe disease is a single-disease continuum with variable rates of disease progression and different ages of onset. The infantile form is characterized by severe muscle weakness and abnormally diminished muscle tone, or hypotonia, without muscle wasting, and usually manifests within the first few months of life. Additional abnormalities may include enlargement of the heart (cardiomegaly), the liver (hepatomegaly) and/or the tongue 9macroglossia). Without treatment, progressive cardiac failure usually causes life-threatening complications by the age of 12 to 18 months. Pompe disease can also present in childhood, adolescence or adulthood, collectively known as late-onset Pompe disease. The extent of organ involvement may vary among affected individuals, but skeletal muscle weakness is usually present with minimal cardiac involvement. Initial symptoms of late-onset Pompe disease may be subtle and may go unrecognized for years.
We are currently studying our alpha-glucosidase therapy in IND-enabling studies.
Next-Generation Enzyme Replacement Therapies: Alpha-Galactosidase for the treatment of Fabry’s Disease

Fabry’s disease (also known as Anderson-Fabry disease, angiokeratoma corporis diffusum, or alpha-galactosidase A deficiency) is another rare genetic lysosomal storage disease resulting from the deficient activity of a different enzyme, alpha-galactosidase A (αGalA), caused by an X-chromosome mutation of the GLA gene. Fabry’s disease can cause a wide range of systemic symptoms. It is a form of sphingolipidosis, as it involves dysfunctional metabolism of sphingolipids. Fabry’s disease affects around 1 in 40,000 men and 1 in 60,000 women and is less dependent on ethnicity than Pompe Disease. This disorder belongs to the same group of diseases known as lysosomal storage disorders.
Lysosomes function as the primary digestive units within cells. Enzymes within lysosomes break down or digest particular compounds and intracellular structures. αGalA functions to break down specific complex sugar-lipid molecules called glycolipids, by removing the terminal galactose sugar from the end of these glycolipid molecules. The enzyme deficiency causes a continuous build-up of the glycolipids in the body’s cells, resulting in cell abnormalities and organ dysfunction that particularly affect the heart and kidneys. The GLA gene is located on the X-chromosome and therefore, Fabry’s disease is inherited as an X-linked disorder. Males are typically more severely affected than females. Females have a more variable course and may be asymptomatic or as severely affected as males.
There are two major disease phenotypes: the type 1 “classic” and type 2 “later-onset” subtypes. Both lead to renal failure, and/or cardiac disease, and early death.
As for Pompe disease, the approved treatments at present use a recombinant form of the human enzyme αGalA produced in cell lines. As for alpha-glucosidase, Pharming believes that its own platform technology can produce a pure, less immunogenetic αGalA that will compare favorably with existing therapies on safety, efficacy and immunogenicity.

Manufacturing
Our Transgenic Production Technology Platform
Our proprietary transgenic manufacturing technology platform is the foundation upon which we have built our company. We have developed a unique, scalable, reproducible, current Good Manufacturing, or cGMP, validated methodology for the production of high-quality recombinant human proteins. Our manufacturing process utilizes transgenic animals to produce human recombinant proteins in their milk. This process enables the production of the protein in the milk of the animals without the animals suffering or being altered in other aspects of their biology. We are leveraging this process to manufacture RUCONEST®, as well as clinical trial supplies for our rhC1INH and other protein replacement therapy product candidates.
Our Manufacturing Facilities
Once the animal lines (rabbits and cattle) are produced, we raise them at specialized facilities that incorporate protections against contamination of their environment, high standards of animal husbandry, and security. In these facilities the consistent and regulated handling of animals is carefully monitored. The resulting milk goes through several stage of cGMP processes. The “downstream” processes includes the purification, involving standard technologies such as various chromatography and filtration steps, followed by formulation and sterile filling into lyophilized powder product in vials ready for reconstitution. As the demand for RUCONEST® and the needs of our clinical trials continue to increase, we have and continue to invest substantially in expanding all of these capabilities. We have entered into downstream manufacturing and supply agreements with, among others, Sanofi and BioConnection for the production of rhC1INH, the drug substance of RUCONEST®. We are also in the process of developing additional upstream manufacturing facilities of our own and have also initiated the design stage for the construction of our first purification plant. In the future, if successful with development of any of the subsequent indications for rhC1INH, additional facilities may have to be built or rented and we may also have to contract additional (downstream) purification capacity beyond that. As we continue to expand the capacity and range of products, it is uncertain whether and to what extent we will be able to develop such capabilities or enter into such partnerships or agreements on a timely basis and on acceptable terms. Even if a partnership or agreement has been concluded, the possibility exists that these partners fail to live up to the agreements made with them or that we are unable to maintain such agreements. A failure to develop and/or sufficiently contract additional manufacturing capacity on a timely basis could have significant detrimental consequences for our business, financial position, results of operations, prospects and as result of that may also have a negative effect on the market price of our shares.

Our Strategy

Our goal is to be a leading biopharmaceutical company focused on offering treatment options for patients with unmet medical needs, focused on rare diseases. Our three-pillar strategy for achieving our goal is:

•Continuing to grow sales of RUCONEST® through further country launches and increasing our market share of the treatment of acute HAE attacks. We have fully transitioned commercialization of RUCONEST® in major international markets with our own commercialization organization, including our own sales force. This pertains to the United States, the United Kingdom and the European Union. RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

•Expanding indications for rhC1INH and clinical development and commercialization of new recombinant human proteins using our platform technology.

◦Developing rhC1INH for additional large unmet indications. We are currently developing rhC1INH for the treatment of several indications with unmet medical need, including severe pneumonia resulting from COVID-19 infection, acute kidney injury and pre-eclampsia.

◦Developing next-generation RUCONEST®. We are developing more convenient next-generation forms of RUCONEST® in order to address the needs of patients with HAE. In particular, we are developing a new low-volume injection version of the full dose of RUCONEST® which can be used in future clinical trials for intravenous, intramuscular or subcutaneous delivery to increase convenience of treatment.

◦Leverage our transgenic manufacturing technology to develop next-generation protein replacement therapies. We will continue to leverage our transgenic manufacturing technology to develop next-generation protein replacement therapies, such as our product candidate for Pompe disease. We believe protein replacement therapies that are manufactured utilizing our transgenic technology may be less immunogenic than current therapies, which are manufactured using traditional biologic cell-line approaches.

•In-licensing or acquiring drug candidates that are in the late-stages of clinical development and that can potentially leverage the Company’s commercial infrastructure

◦Developing leniolisib for the treatment of APDS. In 2019, we entered into a collaboration with Novartis, pursuant to which we acquired rights to market leniolisib. Leniolisib is currently being studied in a Phase 2/3 clinical trial in patients with APDS. If the trial is successful, and leniolisib is approved, we will leverage our immunologist-focused sales and marketing infrastructure in the United States, the United Kingdom and the European Union for commercialization.
◦
◦Developing or acquiring new programs or companies that can be commercialized using our sales and marketing infrastructure. We intend to continue our search to develop acquire new programs that will be synergistic with our own commercialization organization and its expertise and experience. We acquired leniolisib from Novartis in 2019 in furtherance of this strategy. We will continue to evaluate additional opportunities to expand our pipeline through acquisitions of complementary programs or companies.

Competition
The life sciences industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.
Companies that complete clinical trials, obtain required regulatory authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors may also obtain FDA, EMA or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development.
We consider several companies to be our current and future competitors in the HAE space, including, but not limited to, BioCryst, Kalvista, CSL Behring, and Takeda. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with rhC1INH. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.
With regards to competition for leniolisib. We are currently not aware of any continuing development programs with regards to APDS, however, as several programs were halted in early stage of development, these could be re- started at any time and may deliver products that, if efficacious and safe, could compete successfully against leniolisib and may significantly reduce our future market opportunity.
We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available in both the HAE space and in upcoming pipeline projects. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient friendliness, price and the availability of reimbursement from government and other third-party payors.

Intellectual Property
Patents
Patents, know how, trade secrets and other intellectual property rights are important to the success of our business. We use patents and licensing to protect our products and technology and are careful to develop products that don’t infringe on the intellectual property rights of third parties. Currently, we have several patent applications granted and pending in jurisdictions including the United States, Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.
It is uncertain whether pending patent applications will be successful, that these patents will afford adequate protection and that the existing patents will not be challenged. Failure to obtain patents may result in expensive and protracted proceedings to defend our proprietary rights. The success of our company also depends, in part, on the ability of our licensors to obtain, maintain and enforce their intellectual property rights to the extent required for us to develop and commercialize our products.
We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights and protecting our related know-how for our technology platform and related therapeutics and processes, whether developed internally or licensed to or from third parties. Our success will depend on our ability to obtain and maintain patent and other protections including data/market exclusivity for our product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See the “Risk Factors – Risks Related to Intellectual Property” section of this Annual Report.

Our policy is to seek to protect our proprietary position early, generally by filing an initial priority filing in the European Patent Office. This is followed by the filing of an international patent application under the Patent Cooperation Treaty, or PCT, claiming priority from the initial application(s) and then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. In each case, we determine the strategy and territories required after discussion with our patent attorneys, and, where applicable, collaboration partners so that we obtain relevant coverage in territories that are commercially important to our technologies and product candidates. With respect to our product candidates and related methods that we intend to develop and commercialize in the normal course of business, we will seek patent protection covering formulation, the indicated use, and the method of administration. We may also pursue patent protection with respect to manufacturing and drug development processes when possible. We intend to additionally rely on data exclusivity, market exclusivity, other regulatory exclusivities and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. In each case, we seek to balance the value of patent protection against the advantage of keeping know-how confidential.
Issued patents can provide exclusivity on claimed subject matter for varying periods of time, typically starting on the date of patent grant and expiring at the end of the legal term of a patent in the country in which it is granted. From the date of filing, provisional protection is present to the scope of the later granted claims. In general, patents provide exclusionary rights for 20 years from the filing date of a non-provisional patent application in a particular country, or for a PCT international patent application, from the international filing date, assuming all maintenance fees are paid. In some instances, patent terms may be increased or decreased, depending on the laws and regulations of the country or jurisdiction that grants the patent. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A U.S. patent’s term may be lengthened by a patent term adjustment which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the United States, is not subject to patent term adjustments in the same way as U.S. patents. When using a priority filing, the priority year can be added to the patent term of 20 years from the filing; the patent term may thus be 21 years from the priority date.
The level of protection afforded by a patent may vary and depends upon many factors, including the type of patent, the scope of its claim coverage, claim interpretation and patent law in the country or region that granted the patent, the validity and enforceability of the patent under such laws, and the availability of legal remedies in each particular country.
In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims an approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In particular, a maximum of five and a half years of supplementary protection can be achieved in Europe for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. In the future, if and when our additional products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.
As of December 31, 2020, we solely owned 142 granted patents, of which 8 are U.S.-issued, and 33 pending patent applications, of which 2 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe):

the United Kingdom, China, Japan, Canada, Israel, Australia and New Zealand. We also have exclusive license to 211 patents and patent applications from Novartis related to leniolisib.
Our granted patents and pending patent applications include the making of C1INH in the milk of transgenic mammals. In addition, our pending patent applications also include claims for the use of C1INH in pre-eclampsia.
Our current patent application family directed to C1INH in the milk of transgenic mammals expires in 2026 in the United States by patent term extension; the regular expiry dates in the rest of the world is 2021; in Europe there is patent term extension until 2025 in some countries. Our current patent families covering use of C1INH in pre-eclampsia, if and when granted, would not be expected to expire until at least 2039.
Trademarks
We currently have registered trademarks in the EU, the United States and key international markets we intend to focus on for our company name “Pharming” with the associated logo, as well as on “RUCONEST®” with its associated logo. We have obtained trademark protection for other marks, including ones for potential names of certain products in development. With the assistance of outside counsel we regularly assess which marks we should register and where, and we have effective systems to ensure that renewals are timely filed. We also maintain watch services and ensure that our marks are not being infringed internationally.

Government Regulation and Product Approval
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA or BLA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
The process required by the FDA before a drug may be marketed in the United States generally involves:
•completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;
•performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;
•payment of user fees; s
•submission to the FDA of an NDA or BLA;
•satisfactory completion of an FDA advisory committee review, if applicable; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
•satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; and
•FDA review and approval of the NDA or BLA.
Preclinical Studies
Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.
Clinical Trials
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted. Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.
Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.
Marketing Approval
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity, respectively biological entity, review and act on the submission. This review typically takes twelve months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.
In addition, under the Pediatric Research Equity Act, certain NDAs, BLAs or supplements to an NDA or BLA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.
The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.
The FDA conducts a preliminary review of all NDAs or BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA or BLA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.
The testing and approval process for an NDA or BLA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA or BLA on a timely basis, or at all.
After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If the FDA approves a sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Post-approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data. Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.
Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters or holds on post-approval clinical trials;
•refusal of the FDA to approve pending NDAs, BLAs or supplements to approved NDAs, BLAs, or suspension or revocation of product approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations
In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute RUCONEST® and other products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.
The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.
A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.
Federal false claims laws, including the federal civil False Claims Act, prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, pharmaceutical and other companies also have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.
In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain types of individuals and entities, including covered entities (health plans, health clearinghouses, and certain healthcare providers) and their business associates and their subcontractors relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to payments or other transfers of value made to physicians, as defined by such law, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year.
We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives.
Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
Coverage and Reimbursement
The future commercial success of RUCONEST®, and our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, or EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.
Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for RUCONEST® and product candidates or exclusion of RUCONEST® or our product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for RUCONEST® and our product candidates in whole or in part.
There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider RUCONEST® or our product candidates, once approved, to be cost-effective compared to other available therapies, they may not cover such products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis. In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has

solicited feedback on some of these measures and has implemented others under its existing authority. On July 24, 2020, the Trump administration announced four executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directs HHS to finalize the Canadian drug importation proposed rule previously issued by HHS and makes other changes allowing for personal importation of drugs from Canada; one that directs HHS to finalize the rule-making process on modifying the anti-kickback law safe harbors for discounts for plans, pharmacies, and pharmaceutical benefit managers; and one that reduces costs of insulin and EpiPens to patients of federally qualified health centers. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. For example, on August 6, 2020, the Trump administration issued another executive order that instructs the federal government to develop a list of “essential” medicines and then buy them and other medical supplies from U.S. manufacturers instead of from companies around the world, including China. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives.
Foreign Corrupt Practices Act, Dutch anti- bribery laws and Other Laws
The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.
Our operations are also subject to non-U.S. anti-corruption laws such as Dutch anti-bribery laws as contained in the Dutch Criminal Code (Wetboek van Strafrecht). These laws generally prohibit companies and persons (including us and our employees) and intermediaries from offering, providing, requesting or accepting, directly or indirectly, a gift promise or service, or anything else of value, to or from domestic or foreign government officials or to or from other persons employed or acting as an agent in relation to an act or omission to be committed or having been committed in the official’s office or, as it concerns other persons employed or agents, in violation of the other person’s duty.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the Netherlands and the United States and authorities in the European Union, including, for example, applicable export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups, entities, projects or activities, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.
Failure to comply with the FCPA, Dutch anti-bribery laws and other anti-corruption laws and trade control laws could subject us and others involved to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.
Review and Approval of New Drug Products in the European Union
In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. RUCONEST® is regulated as ATMPs in the European Union. There is legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in cell-based therapies, which could apply to our products. Additionally, there may be local legislation in various European Union Member States, which may be more restrictive than the European Union legislation, and we would need to comply with such legislation to the extent it applies.
Clinical Trials
Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2021, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.
During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance (also known as drugs safety) plans and risk-management programs. Given the current stage of the development of our product candidates, we have not yet sought any such advice from the EMA. However, to the extent that we do obtain such scientific advice in the future, such advice will, in accordance with the EMA’s policy, be not legally binding with regard to any future marketing authorization application of the product concerned.
Marketing Authorizations
In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.
The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions, and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.
Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.
The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:
•the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;
•the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and
•the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.
A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-
benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.
The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need, and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.
The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.
Data Exclusivity
Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. There is no guarantee that a product will be considered by the EU regulatory authorities to be a new active substance, and products may not qualify for data exclusivity.
There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.
Pediatric Development
In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, covering all subsets of pediatric population, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (for example, because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Post-Approval Controls
The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement in the European Union
In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. In general, governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
Pricing outside of the USA and European Union
Outside the USA and European Union and the territories where our distributors are active, no commercialization exists, except providing the product on a name patient basis.

C. Organizational Structure
Pharming Group N.V. is a limited liability public company. Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of subsidiaries is provided in below table which provides an overview of our subsidiaries and minority investments at December 31, 2020:

Entity	Registered office	Ownership percentage
Pharming B.V.	The Netherlands	100%
Pharming Americas B.V.	The Netherlands	100%
Pharming Intellectual Property B.V.	The Netherlands	100%
Pharming Technologies B.V.	The Netherlands	100%
Pharming Research & Development B.V.	The Netherlands	100%
BioConnection B.V.	The Netherlands	44%
Broekman Instituut B.V.	The Netherlands	100%
Pharming Healthcare, Inc.	The United States	100%
ProBio, Inc.	The United States	100%

D. Property, Plant and Equipment
Our Facilities
In Leiden, the Netherlands, we have our administrative offices (including laboratories) and offices for executive management located on Darwinweg 24, 2333 CR, Leiden and Vondellaan 47, 2332 AA, Leiden, respectively. In the Leiden facilities, we occupy:
•Approximately 1,877 square meters (equivalent to approximately 20,204 square feet) of office space under a lease that has an initial term that expires on June 1, 2029 and can be extended for a period of 5 years.
•Approximately 1,295 square meters (equivalent to approximately 13,939 square feet of laboratory space under a lease which will expire on June 30, 2021 and will automatically be renewed for an additional period of 5 years.
•Approximately 76 square meters (equivalent to approximately 818 square feet of storage space under a lease which will expire on June 30, 2021 and will automatically be renewed for an additional period of 5 years.
In addition, in the province of Noord Brabant, The Netherlands we occupy approximately 3,459 square meters (equivalent to approximately 37,232 square feet), which is partly still being developed and realized, of which 2405 m2 (equivalent to approximately 25,887 square feet) is production space, 926 m2 (equivalent to approximately 9,967 square feet) is office space and 128 m2 (equivalent to approximately 1,378 square feet) is used for support purposes.
At our other production facility in the province of Noord Brabant, The Netherlands we own approximately 950 square meters (equivalent to approximately 10,226 square feet) of production, warehouse and office space.
At the (cattle) facility in the province of Zuid Holland, The Netherlands, we occupy approximately 150 square meters (equivalent to approximately 1,615 square feet) of storage space under a lease that has an expiry date of September 1, 2021 but which will be renewed for an additional period of 5 years.
At our research and development facility near Paris, France we occupy approximately 884 square meters (equivalent to approximately 9,515 square feet) of office space under a lease which has an expiry date of February 28, 2026. We also occupy approximately 214 square meters of laboratory space (equivalent to approximately 2,303 square feet) under a lease that expires on August 31, 2027.
In New Jersey, US, we occupy approximately 1,732.64 square meters (equivalent to approximately 18,650 square feet) of office space under a lease that runs until 2025.
The company invested €4.1 million in 2020, mainly in operational facilities, research and development facilities and laboratory equipment (2019: €2.4 million). We have committed to building a new facility to expand the Company’s downstream processing capacity for its lead product, RUCONEST® in Oss, the Netherlands. We may require additional space and facilities as our business expands.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5 Operating and Financial Review and Prospects
You should read the following "Operating and Financial Review and Prospects" together with the information in “Selected Consolidated Financial Data” and our financial statements and notes included elsewhere in this Annual Report The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB.
The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section of this Annual Report titled “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

A. Operating Results

Overview
We are a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs. The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that down-regulates the complement cascade in order to control swelling in affected tissues. Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. We are also developing rhC1INH for subsequent indications, including pre- eclampsia, Acute Kidney Injury and we are also investigating the clinical efficacy of rhC1INH in COVID-19. In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe. Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which program is in the pre-clinical stage.
Our revenues from the sale of RUCONEST® for the treatment of acute HAE attacks were €185.7 million, €169.0 million and €135.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. We are currently marketing RUCONEST® in the United States, the United Kingdom and the European Union through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

Key Factors Affecting Our Performance
Our ability to expand approved indications and markets for rhC1INH
We are working to expand the rhC1INH franchise through clinical investigations. In particular, we are developing rhC1INH for use in indications such as COVID-19, pre-eclampsia and acute kidney injury. We are also developing leniolisib for the treatment of APDS and applying our transgenic manufacturing technology to develop an ERT for the treatment of Pompe disease. Our ability to generate revenue from these potential new indications and markets depends on our success in completing development of and commercializing such products and product candidates, which will require a significant investment of time and resources, as well as regulatory approval, and may not ultimately prove successful.
Our ability to commercialize leniolisib, if approved
We entered into a collaboration with Novartis AG, a Swiss multinational pharmaceutical company, in August 2019, pursuant to which we acquired rights to market leniolisib. Upon entering into the collaboration agreement, we paid €17.9 million ($20 million) in upfront payments to Novartis for the leniolisib program. Leniolisib is currently being studied in a Phase 2/3 clinical trial in patients with APDS in the United States and Europe and we expect to report data from the Phase 2/3 trial of leniolisib in the second half of 2021. If the trial is successful, we intend to apply for approval of leniolisib and, if approved, we plan to start commercializing the drug in the second half of 2022 through our existing commercial infrastructure. If the commercialization effort requires more than the minimal additions we are anticipating, our financial results could suffer.
Our ability to maintain and grow our revenues from our existing commercial product, RUCONEST®, given the impact of the current COVID-19 pandemic
Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites. The outbreak and government measures taken in response thereto have had a significant impact, both direct and indirect, on businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen. As COVID-19 continues to spread around the globe, we may experience disruptions that could affect our business, preclinical studies and clinical trials. We have experience delays in our planned Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations and our open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia. It remains uncertain when these clinical trials will resume or the degree to which COVID-19 will impact future clinical trials. See “Risk Factors” for additional information.
International operations and foreign currency exchange
We operate on a global basis with offices, sales and activities throughout the world. Our worldwide operations and sales have increased as a result of the re-acquisition of commercialization rights to RUCONEST® in the United States, the European Union and the United Kingdom and the subsequent and continued expansion of our commercial organizations in the United States, the European Union and the United Kingdom. Our global operations subject our financial results to fluctuations in foreign currency exchange rates, changes in general economic and political conditions in countries where we operate, particularly as a result of ongoing economic instability within foreign jurisdictions, sensitivity to governmental actions relating to tariffs or trade agreements, complex and restrictive employment and labor laws and regulations, as well as union and works council restrictions, sensitivity to changes in tax laws or rulings in jurisdictions across the world, longer payment cycles from customers in certain geographies, and legal compliance costs and risks. In addition, because the majority of our revenues are in dollars, and our presentation currency is in euros, our revenues are subject to fluctuation due to the US dollar to Euro exchange rate.
Our ability to add rare disease assets to our portfolio
Identifying, acquiring and developing new products and product candidates to build shareholder value is key to our goal of becoming a global leader in the treatment of rare diseases. Our future profitability and growth will depend on our ability to acquire and in-license product candidates on favorable terms.
Our ability to shift our marketing efforts and sales from third party distributors to our internal infrastructure
We have fully transitioned the commercialization of RUCONEST® in major international markets to our own sales force, and we currently market RUCONEST® in the United States, the United Kingdom and the European Union through our internal infrastructure. We market RUCONEST® in South Korea, Israel and certain Central and South American countries through our third party distributor network. Our ability to continue transitioning the marketing and sale of RUCONEST® in other jurisdictions from third party distributors to our internal infrastructure could require a significant investment and affect our business.

Components of our Results of Operations
Revenues
We generate revenues from primarily from the sale of vials of RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. In accordance with IFRS 15, revenues are recognized when the customer obtains control of the goods. Pursuant to our contracts, the customer obtains control of the product immediately after shipment of the product, which arrives at the customer within a short time frame. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers, which we account for on an estimated net basis, with any actual discounts and rebates used to refine the estimates in due course. These variable elements are deducted from revenues in the same period as the related sales are recorded in accordance with our accounting policy as described further in “Critical Accounting Policies and Estimates” and Note 2 to our annual financial statements as of December 31 2020 and 2019 and for the year three-years period ended December 31 2020 included elsewhere in this Annual Report, (the "Annual Financial Statements" or the "Audited Consolidated Financial Statements").

Costs of Sales
Costs of sales consist of cost of product sales, relating to actual product sales, and inventory impairments. The impairment stems from the valuation of the inventories against lower net realizable value.
Other income
Other income comprises of grants in the form of annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities that we conduct in those countries.
Cost of research and development
Costs relating to the preparation and initiation of our product candidates pipeline. Expenditures for development can be recognized as an intangible asset when we can demonstrate that the following criteria are being met:
•Technical feasibility of completing the asset so that it will be available for use of sale is clear;
•Our intention to complete the asset and use or sell it is clear;
•Its ability to use or sell it is clear;
•The probability of future economic benefits is good (there is an existing market for the product which is likely to be available once the product is ready for launch);
•The availability of resources to complete the development is not in question;
•The ability to measure the expenditures on the project reliably is not in question.
Development expenditures that meet these criteria are being capitalized. Expenditures which do not meet these criteria are taken as expenses through the income statement.
Historically, substantially all of our research and development expenditures have been focused on the development of our rhC1INH franchise. In 2020, a small percentage of our research and development expenditures have been focused on the development of leniolisib. As we continue developing leniolisib until we reach NDA submission, we expect our research and development expenditures related to leniolisib to increase in future periods.
We capitalize certain research and development costs that relate to improvements in our approved product, RUCONEST®. These costs will be reflected in cost of research and development in the event of impairment, or will be amortized after the launch of a product including these improvements, if such improvements are approved. In addition, we have capitalized the cost of the up-front payment to Novartis for leniolisib. If leniolisib is approved for marketing, we will amortize such costs in costs of research and development.
Cost of general and administrative activities
Consists of costs related to administration resources, service fees, legal and due diligence costs (related to transactions with Sobi and Novartis), and depreciation costs for property, plant & equipment and intangible assets. In addition, we expect further increases in our general and administrative costs in future periods as our company continues to grow.
Cost of marketing and sales activities
These costs relate to all expenses incurred to commercialize the product.
Other finance expense
Other finance expense comprise primarily interest paid on our convertible bonds due 2025, a provision for contingent consideration and lease payments and foreign currency results.
In 2016 we completed the acquisition of all North American commercialization rights for our own product RUCONEST® from Valeant. Valeant Pharmaceuticals International changed its name in 2018 to Bausch Health Companies after it acquired Bausch & Lomb. The re-acquired rights are determined as an intangible asset, as part of a business combination. We have paid an upfront amount of $60 million and agreed to pay future amounts up to a further $65 million, of which $40 million has already been paid, based on achievement of sales milestones. In the fourth quarter of 2019, we achieved the sales level which triggered the second US$20 million milestone payment to Bausch Health Companies Inc., which was paid in February 2020. Due to continued sales growth the final US$25 million was triggered in 2020 and will be paid in the second quarter of 2021. Payment of the remaining milestone in the future will not affect profits, because a provision is taken gradually as the likelihood of the milestones being achieved increases. On the balance sheet, this provision is shown under Other Financial Liabilities. As the payments will be made in cash the contingent consideration is classified as a financial liability. It is recognized at its fair value at the acquisition date, as part of the total consideration transferred, according IFRS 3.39. Fair value at acquisition-date was based on the probability of achieving the milestones. These fair values are based on risk-adjusted future cash flows discounted using appropriate discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement under financial cost, net.
The amount for the contingent consideration originally arose on the acquisition of the commercialization rights from Valeant Pharmaceuticals in 2016. This represents the present value of the estimated amount probably payable by us in the event of achieving the final sales milestone and is calculated by applying the milestone criteria to probabilities of forecast future revenues and cash flows. The assumptions relating to future revenues and discount rates are based on business forecasts and are therefore inherently judgmental. Future events could cause the assumptions used in these projections to change with a consequent adverse effect on our future results. In 2020 the last sales milestone was achieved. Accordingly Pharming will pay the last milestone in 2021 of €20.4 million (US$25 million) to reach the US$65 million based on achievement of sales milestones. The last payment as such is no longer an estimate.
Share of net profits in associates using the equity method
Share of net profits in associates comprises the profit resulting from our investment in BioConnection BV (BioConnection). In 2019, we acquired a 43.85% stake in the equity of our fill and finish partner, BioConnection BV. In the Board of Management’s judgement, the investment in BioConnection constitutes an investment in an unconsolidated structured entity, as we have significant influence but do not have control of BioConnection. In particular, the shareholders of BioConnection are prohibited from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment. We do not control the voting rights or the economic benefits of the entity. Accordingly, we account for our investment in BioConnection by the equity method and do not consolidate the entity as a subsidiary.
Income tax credit (expense)
Income tax credit reflects credit/(expenses) of income tax. As a result of the growth in sales, it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During the years ended December 31, 2020, 2019 and 2018, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in the Netherlands we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid. This is reflected in the fact that although the tax charges are getting larger as we grow in net profits before tax, the amount actually paid (as shown in the cash flow statement) is considerably less.

Results of Operations
The following table sets forth our results of operations for the periods presented.

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
Amounts in € ‘000	2020	2019	2018
Revenues	185,694	169,022	135,130
Costs of sales	(20,601)	(21,355)	(22,180)
Gross profit	165,093	147,667	112,950
Other income	1,601	435	684
Research and development	(33,712)	(28,368)	(28,882)
General and administrative	(21,079)	(18,913)	(12,221)
Marketing and sales	(45,164)	(39,914)	(34,539)
Other Operating Costs	(99,955)	(87,195)	(75,642)
Operating profit	66,739	60,907	37,992
Fair value gain (loss) on revaluation derivatives	60	(209)	(495)
Other finance income	626	1,011	18
Other finance expenses	(29,151)	(15,259)	(36,658)
Finance cost, net	(28,465)	(14,457)	(37,135)
Share of net profits in associates using the equity method	317	229	—
Profit before tax	38,591	46,679	857
Income tax credit (expense)	(5,556)	(10,484)	24,136
Profit for the year	33,035	36,195	24,993
Basic earnings per share (€)	0.051	0.058	0.041
Diluted earnings per share (€)	0.048	0.054	0.038
Comparison of the Year Ended December 31, 2020 and 2019
Revenues
Revenues increased €16.7 million, or 9.9%, from €169.0 million for the year ended December 31, 2019 to €185.7 million for the year ended December 31, 2020. The increase in revenues was primarily a result of higher sales of RUCONEST® in the US market (€177.4 million in 2020 compared to €162.7 million in 2019). Revenue in Rest of the World (excluding Europe) decreased to €1.1 million (from €1.3 million in 2019) mainly caused by reduced sales in Israel. Revenues in Europe increased to €7.2 million in 2020 (from €5.0 million in 2019). This increase was mainly caused by the Company continuing to build out its EU commercial infrastructure and expanding into new territories following the re-acquisition of EU rights for RUCONEST® from Sobi in January 2020.
Two US customers represent €141.5 million (76%) of our revenues in 2020. In 2019 the two US customers represent €130.8 million (77%) of our revenues. These customers are largely specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and competitors’ disease area and distribute our product.
In 2019, revenues included €1.5 million deferred license revenue, reflecting license fee payments from Sobi. During 2020, Pharming no longer received license fee payments given the license agreement with Sobi ended upon re-acquiring commercialization rights to RUCONEST® for all remaining countries in Europe in December 2019, with the effective date of this transaction being January 2020.

	Years ended December 31,
Amounts in € ‘000	2020	2019
U.S.	177,388	162,690
Europe	7,205	5,041
Rest of World	1,101	1,291
Revenues	185,694	169,022

Cost of sales
Cost of sales decreased €0.8 million, or 3.5%, from €21.4 million for the year ended December 31, 2019 to €20.6 million for the year ended December 31, 2020. Costs of sales relate to actual product sales. Costs were lower for sales in 2020 than in 2019, mainly because in 2020 the new production facility was validated and became fully operational, which enabled Pharming to achieve greater and more efficient production.
Obsolescence inventory impairment stems from the valuation of the inventories against lower net realizable value. Impairments related to inventories designated for commercial activities amounted to a charge of €0.3 million in 2019. There was no impairment charge in 2020 as a result of the termination of the distribution agreement with Sobi. The Company’s own product sales have a higher net realizable value.

The following table summarizes the cost of sales for the years ended December 31, 2020 and 2019.

	Years ended December 31,
Amounts in € ‘000	2020	2019
Costs of sales	(20,601)	(20,587)
Obsolescence inventory impairments	—	(768)
Total	(20,601)	(21,355)

Gross profit
Gross profit increased €17.4 million, or 11.8%, from €147.7 million for the year ended December 31, 2019 to €165.1 million for the year ended December 31, 2020. The increase was primarily as a result of increased sales of RUCONEST® in the U.S. market.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2020 and 2019

	Years ended December 31,
Amounts in € ‘000	2020	2019
U.S.	161,057	144,780
Europe.	3,093	1,911
Rest of World	943	976
Gross Profit	165,093	147,667

Other Income
Other income related to grants increased €1.2 million, or 268.0%, from €0.4 million for the year ended December 31, 2019 to €1.6 million for the year ended December 31, 2020. The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by us in those countries.
Cost of research and development
Operating expenses for research and development increased €5.3 million, or 18.8%, from €28.4 million million for the year ended December 31, 2019 to €33.7 million for the year ended December 31, 2020. The increase is primarily due to the costs related to preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and acute kidney injury, phase 2/3 study Leniolisib, clinical trials on Covid-19, and continuing work on the preparation and production of α-glucosidase for Pompe disease using the Pharming technology.

Cost of general and administrative activities
In line with the revenue growth, cost of general and administrative activities increased €2.2 million, or 11.5% €18.9 million for the year ended December 31, 2019 to €21.1 million for the year ended December 31, 2020. The increased costs of general and administrative activities are mainly related to additional administration resources to support our growing commercial and operations activities.
Cost of marketing and sales activities
As a result of revenue growth, cost of marketing and sales activities increased €5.3 million, or 13.2% from €39.9 million for the year ended December 31, 2019 to €45.2 million for the year ended December 31, 2020. The increased costs are mainly related to the further expansion of the commercial organization and infrastructure in both the USA and Europe.
Employee benefits
Employee benefits are included in research and development costs, general and administrative costs, and marketing and sales costs based on the nature of the services provided by each employee. Hence, the employee benefits do not recur in the Consolidated Statement of Income as a separate line-item but are separately disclosed in the notes to the Annual Financial Statements.
Employee benefits increased by €9.2 million, or 25.7%, from €35.8 million for the year ended December 31, 2019 to €45.0 million for the year ended December 31, 2020. The increase was primarily due to the expansion of the organization, as reflected by an increase of 21.4% in the employee base for year ended December 31, 2020 compared to the year ended December 31, 2019.
The following table summarizes employee benefits for the years ended December 31, 2020 and 2019.

Amounts in € ‘000	2020	2019
Salaries	(32,217)	(26,363)
Social security costs	(3,765)	(3,364)
Pension costs	(1,614)	(1,577)
Share-based compensation	(7,356)	(4,449)
Total	(44,952)	(35,753)
Other finance income
Other finance income decreased by €0.4 million, or 38.1%, from 1.0 million for the year ended December 31, 2019 to €0.6 million for the year ended December 31, 2020, as a result of decreased interest on cash balances due to lower interest rates in the United States. There is no other finance income originating from foreign currency translation. The foreign currency translation result is limited to other finance expenses as disclosed below in ‘Other finance expenses’.
The following table summarizes our other finance income for the years ended December 31, 2020 and 2019.

Amounts in € ‘000	2020	2019
Interest income	626	1,011
Other finance income	626	1,011
Other finance expenses

Other finance expenses increased by €13.9 million, or 91.0%, from €15.3 million for the year ended December 31, 2019 to €29.2 million for the year ended December 31, 2020. This increase was primarily due to loan settlements and foreign currency results. Other finance expenses in 2020, included €3.8 million of settlement fees and expenses in connection with the repayment in full of our loan from Orbimed Advisors. Other finance expenses in 2020 also includes losses from foreign currency mostly due to the significant cash positions in US dollar invested in US securities and the US dollar weakened over the course of 2020. The decrease in interest loans and borrowings is due to the convertible bond and the difference on interest rate as compared with previous financing. Refer to note 23 to the Annual Financial Statements
The following table summarizes our other finance expenses for the years ended December 31, 2020 and 2019.

Amounts in € ‘000	2020	2019
Loan settlement	(3,775)	—
Foreign currency results	(16,832)	(460)
Interest loans and borrowings	(4,532)	(11,255)
Interest leases	(670)	(662)
Contingent consideration	(3,277)	(2,882)
Other financial expenses	(65)	—
Other finance expenses	(29,151)	(15,259)
Share of net profits in associates using the equity method
Net profits in associates using the equity method increased €0.1 million, or 38.4%, from €0.2 million for the year ended December 31, 2019 to €0.3 million for the year ended December 31, 2020. This is the result of increased profits from BioConnection B.V.
Income tax credit (expense)

Income tax expense decreased by €4.9M, or 47.0%, from €10.5 million for the year ended December 31, 2019 to €5.6 million for the year ended December 31, 2020. The decrease in current tax expense and in deferred tax expense are due to true-ups in 2020 of books to federal and state tax returns and due to a reduced profit before tax.
The following table summarizes Pharming’s income tax credit (expense) for the years ended December 31, 2020 and 2019.

Amounts in € ‘000	2020	2019
Total current tax expense	(1,057)	(4,073)
Total deferred tax (expense) benefit	(4,499)	(6,411)
Income tax credit (expense)	(5,556)	(10,484)

Comparison of the Year Ended December 31, 2019 and 2018
Revenues
Revenues increased by €33.9 million, or 25.1%, from €135.1 million for the year ended December 31, 2018 to €169.0 million for the year ended December 31, 2019. The increase was primarily as a result of our increased sales of RUCONEST® in the U.S. market, which increased from €126.6 million in the year ended December 31, 2018 to €162.7 million in the year ended December 31, in 2019.
Two U.S. customers represent approximately €132.1 million (78%) of our revenues in 2019. For 2018, the two US customers represent approximately € 100.3 million (74%) of our revenues. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product. Revenues for the years ended December 31, 2019 and 2018 include deferred license revenue from the licensing agreement with Sobi. Deferred license revenue increased by €0.7 million, or 87.5%, from €0.8 million in the year ended December 31, 2018 to €1.5 million in the year ended December 31, 2019. The deferred license revenue of €0.8 million in 2018 related to the release of a contractually specified part of the balance of deferred license revenue held in respect of the Sobi license. The remainder of this balance of license revenue (€1.5 million) was completely recognized in 2019. All of which was released to the income statement immediately upon termination of the Sobi license in December 2019. The following table summarizes our total revenues per geographical segment for the years ended December 31, 2019 and 2018.
The following table summarizes the revenue of our Company by geographical segment for each period presented:

	Years ended December 31,
Amounts in € ‘000	2019	2018
U.S.	162,690	126,636
Europe	5,041	7,166
Rest of World	1,291	1,328
Revenues	169,022	135,130

Cost of sales
Cost of product sales remained stable at approximately €20.6 million for each of the years ended December 31, 2019 and 2018, while revenues increased. The stable cost of product sales across 2019 and 2018 is primarily due to two reasons. Firstly, in 2019 we were able to further leverage economies of scale, resulting in lower costs per vial RUCONEST®. Secondly, the higher costs in 2018 primarily relate to one-off fees to be paid to Sanofi in respect of unused production time in 2018 and 2019 while source material supplies were very low, before validation of the new facility in 2020.
Inventory impairments related to inventories designated for commercial activities. The impairment stems from the valuation of the inventories against lower net realizable value. The estimation of net realizable value is based on the allocation of inventories to different markets with different prices, based on sales forecast by management, and commercial partners. Actual sales can differ from these forecasts. Costs of sales decreased by €0.8 million, or 3.6%, from €22.2 million for the year ended December 31, 2018 to €21.4 million for the year ended December 31, 2019.
The following table summarizes costs of sales for the years ended December 31, 2019 and 2018.

Amounts in € ‘000	2019	2018
Costs of sales	(20,587)	(20,576)
Obsolescence inventory impairments	(768)	(1,604)
Total	(21,355)	(22,180)
Gross profit
Gross profit increased €34.7 million, or 30.7%, from €113.0 million for the year ended December 31, 2018 to €147.7 million for the year ended December 31, 2019. The increase was primarily as a result of increased sales of RUCONEST® in the U.S. market.

The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2019 and 2018.

Amounts in € ‘000	2019	2018
U.S.	144,780	111,581
Europe.	1,911	290
Rest of World	976	1,079
Gross Profit	147,667	112,950
Other income
Other income related to grants decreased €0.3 million, or 42.9%, from €0.7 million for the year ended December 31, 2018 to €0.4 million for the year ended December 31, 2019. The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by us in those countries.
Cost of research and development
Operating expenses for research and development decreased €0.5 million, or 1.7%, from €28.9 million for the year ended December 31, 2018 to €28.4 million for the year ended December 31, 2019. The costs mainly relate to preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and acute kidney injury, and continuing work on the preparation and production of α-glucosidase for Pompe disease and α-galactosidase for Fabry disease using the Pharming technology.
Cost of general and administrative activities
In line with the revenue growth, cost of general and administrative activities increased by €6.7 million, or 54.9%, from €12.2 million for the year ended December 31, 2018 to €18.9 million for the year ended December 31, 2019. This increase was primarily as a result of additional administrative resources to support the growing commercial and operations activities in both the United States and the EU.
Cost of marketing and sales
As a result of revenue growth, cost of marketing and sales activities increased by €5.4 million, or 15.7%, from €34.5 million for the year ended December 31, 2018 to €39.9 million for the year ended December 31, 2019. The increase was primarily as a result of further expansion of the commercial organization and infrastructure in both the United States and the EU.
Employee benefits
Employee benefits increased by €5.7 million, or 18.9%, from €30.1 million for the year ended December 31, 2018 to €35.8 million for the year ended December 31, 2019. The increase was primarily due to further expansion of the organization and infrastructure in both the United States and the EU. In particular, the increase in social security costs was due to increased health insurance costs in the United States as a result of increased premiums.
Additionally, two of the Company’s employees are still in the BPL pension plan from the former CAO Landbouw, which merged into BPL. Both employees signed the change of employment conditions from Pharming in December 1999, which states that they will continue in this pension plan. BPL has the option for former CAO members to continue, even if the CAO is not applicable anymore. Due to the nature of this plan, moving over towards AEGON means that they will lose the guaranteed pension funds build up during their service years.
The following table summarizes employee benefits for the years ended December 31, 2019 and 2018.

Amounts in € ‘000	2019	2018
Salaries	(26,363)	(22,887)
Social security costs	(3,364)	(2,251)
Pension costs	(1,577)	(1,034)
Share-based compensation	(4,449)	(3,889)
Total	(35,753)	(30,061)
Other finance income
Other finance income increased by approximately €1.0 million, from €0.0 million for the year ended December 31, 2018 to €1.0 million for the year ended December 31, 2019, as a result of increased interest on cash balances. There is no other finance income originating from foreign currency translation.The foreign currency translation result is limited to other finance expenses as disclosed below in ‘Other finance expenses’.
The following table summarizes our other finance income for the years ended December 31, 2019 and 2018.

Amounts in € ‘000	2019	2018
Interest income	1,011	18
Other finance income	1,011	18
Other finance expenses
Other finance expenses decreased by €21.4 million, or 58.3%, from €36.7 million for the year ended December 31, 2018 to €15.3 million for the year ended December 31, 2019. This decrease was primarily due to decreased in expenses for our contingent consideration. The contingent consideration is related to the present value of the estimated likelihood of meeting all or some of the balance of $25 million remaining out of the $65 million potential sales milestones which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST®. The second milestone, of $20 million, was triggered in the last quarter of 2019, and was paid in February 2020, after the first milestone, also amounting to $20 million was triggered in 2018 and paid in March 2019.
The following table summarizes our other finance expenses for the years ended December 31, 2019 and 2018.

Amounts in € ‘000	2019	2018
Interest expenses	—	(10)
Foreign currency results	(460)	(1,147)
Interest loans and borrowings	(11,255)	(14,301)
Interest leases.	(662)	—
Contingent consideration	(2,882)	(21,200)
Other finance expenses	(15,259)	(36,658)
Share of net profits in associates using the equity method
Net profits in associates using the equity method increased from zero in the year ended December 31, 2018 to €0.23 million for the year ended December 31, 2019, as a result of our acquired interest in BioConnection B.V. in 2019.
Income tax credit (expense)
Income tax amounts decreased €34.6 million from a net tax credit of €24.1 million in 2018, of which current tax expense was €1.3 million and deferred tax credit was €25.5 million, to a €10.5 million tax expense for the year ended December 31, 2019, of which current tax expense was €4.1 million and deferred tax expense was €6.4 million.

The net deferred tax credit of €24.1 million in 2018 was mainly driven by the recognition of carry forward tax losses in 2018. A deferred tax asset has been recognized for these future taxable amounts as it is expected these will be available to utilize those temporary differences and losses. The increase in current tax expense relates to the increased taxable results of Pharming Healthcare Inc.
The following table summarizes Pharming’s income tax credit (expense) for the years ended December 31, 2019 and 2018.

Amounts in € ‘000	2019	2018
Total current tax expense	(4,073)	(1,332)
Total deferred tax (expense) benefit	(6,411)	25,468
Income tax credit (expense)	(10,484)	24,136

Key Business and Non-GAAP Financial Measures
The success of Pharming is reflected in its operating and financial track record to date. We use EBIT, EBITDA, Adjusted EBITDA, Net Debt, and Operating Profit as measures to evaluate and manage our business on an ongoing basis. We believe these measures to be useful for investors to compare key financial data both within and across reporting periods. Specifically, we believe that EBIT, EBITDA, and Adjusted EBITDA provide investors with a supplemental measure of our operating performance and highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. Moreover, we believe that inclusion of Net Debt is appropriate to provide investors information on our ability to meet debt obligations by using cash and cash equivalents.
Some of these measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. These are defined as follows:
•EBIT – Earnings before Interest & Tax. Defined as Profit for the year adjusted to exclude Income tax credit (expense) and Financial cost, net
•EBITDA – Earnings before Interest, Tax, Depreciation & Amortization. Defined as Profit for the year adjusted to exclude Income tax credit (expense), Financial cost, net and Depreciation of Property, plant and equipment and Amortization of Intangible assets.
•Adjusted EBITDA – Defined as Profit for the year adjusted to exclude Income tax credit (expense), Financial cost, net, Depreciation of Property, plant and equipment, Amortization of Intangible assets and Impairments/(reversal) of certain capitalized development expenses as defined.
•Net Debt – Defined as current and non-current loans and borrowings plus current and non-current convertible bonds minus cash and cash equivalents minus current and non-current restricted cash.
To provide investors with additional information regarding our financial results we have provided a reconciliation below of EBIT, EBITDA and Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure.
We have included EBIT, EBITDA, and Adjusted EBITDA in our Annual Report because we believe these measures are useful for investors to compare key financial data both within and across reporting periods. Specifically, we believe that these measures provide investors with a supplemental measure of our operating performance and highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.
Our use of EBIT, EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•They do not reflect changes in, or cash requirements for, our working capital needs;
•They do not reflect tax payments that may represent a reduction in cash available to us; and

•Other companies, including companies in our industry, may calculate these measures differently, which reduces its usefulness as a comparative measure.
The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our Annual Report for the periods indicated:

	Years ended December 31,
Amounts in € ‘000	2020	2019	2018
Profit for the year	33,035	36,195	24,993
Income tax credit (expense)	(5,556)	(10,484)	24,136
Financial cost, net	28,465	14,457	37,135
EBIT	67,056	61,136	37,992
Add: Depreciation & Amortization	7,071	4,457	3,935
EBITDA	74,127	65,593	41,927
Add: Impairment(1)	—	1,892	2,624
Add: Reversal of Impairment(1)	—	(2,624)	—
Adjusted EBITDA	74,127	64,861	44,551

(1) Impairment comprises of impaired capitalized development costs in 2018. The impairment charge of €2.6 million in 2018 reflected in cost of R&D was taken after the Company down-prioritized the development track of a small variant of the RUCONEST® vial, as a result of opportunities with another variant of the vial. Reference is made to note 10 of our Annual Financial Statements. This particular impairment charge was reversed in 2019 and led to a one-off write back of €2.6 million, comprising of the impaired capitalized development costs originally taken in 2018. The net impairment charge for the year 2019 was €0.7 (€2.6 million minus €1.9 million) given the presence of an (unrelated) impairment charge on another development track of €1.9 million.
To provide investors with additional information regarding our financial results, we have disclosed in the table below Net Debt, a non-GAAP financial measure. We have provided a reconciliation below of current loans and borrowings to net debt, the most directly comparable IFRS financial measure. Net debt is a useful indicator of the Company’s indebtedness, financial flexibility and capital structure because it indicates the level of borrowings after taking account of cash and cash equivalents within the Group’s business that could be utilized to pay down the outstanding borrowings. .

	Years ended December 31,
Amounts in € ‘000	2020	2019	2018
Current loans and borrowings	—	45,590	35,235
Add: Current convertible bonds	1,661	—	—
Add: Non-current convertible bonds	121,927	—	—
Add: Non-current loans and borrowings	—	—	37,267
Less: Cash and cash equivalents	(167,068)	(66,299)	(80,311)
Less: Current and non-current Restricted cash	(1,225)	(2,268)	(1,204)
Net Debt (2)	(44,705)	(22,977)	(9,013)
(2) Discounted value as per the balance sheet.
Critical Accounting Policies and Estimates
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2 of our Annual Financial Statements for the year ended December 31, 2020.

Measurement of Share-Based Compensation and Long term incentive plans
Until 2019, the former Board of Supervisory Directors has granted share options in accordance with the share option plans to certain directors of the company. Share options are valued at fair value at their grant date in accordance with IFRS 2, “Share-based Payment.” The fair value of the share options is calculated using the Black-Scholes model. The costs of these options are recognized in the income statement (share-based compensation) during the vesting period, together with a corresponding increase in equity (other reserves). Share-based payment charges do not affect liabilities or cash flows in the year of expense since all transactions are equity-settled. Pharming’s employee option plan states that an employee is entitled to exercise the vested options within five years after the date of the grant. The period in which the options become unconditional is defined as the vesting period.
For a limited number of board members and executive officers, restricted performance shares were granted free of charge. A maximum number of predetermined shares vest three years after the grant date, provided that the participant to the long-term incentive plan, or LTIP, is still in service (continued employment condition), with actual shares to be transferred based on the relative achievement of Pharming’s share price compared to a peer group. The maximum number of shares immediately vests upon a change of control. The fair value is determined using Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period. The fair value at the grant date includes the market performance condition (relative total shareholder return performance) but excludes the three-year service condition.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash and cash equivalents amounted to €167.1 million, as at December 31, 2020. We have financed our operations primarily through sales of our commercial products and the proceeds of debt and equity offerings. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions. Based on the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of 12 months after the signing date of these financial statements is realistic and achievable.
Looking forward, we see continuing uncertainties following the COVID-19 outbreak and market volatility. In the preparation of the financial statements, the future impact of the global pandemic COVID-19 outbreak has been considered as part of the adoption of the going concern. In particular, the Executive Directors and Officers have assessed the likelihood of the current COVID-19 outbreak affecting the Company’s revenues, costs or other activity to such a degree that the likelihood of the Company being unable to meet all of its obligations as they fall due is reduced, and has concluded that there is no significant probability that this will occur during the next 12 months. While it is possible that sales growth may be slightly lower than expected if business travel is heavily restricted for a long period of time, the underlying needs of our patients are not expected to change in any way and therefore demand should remain at least at the current levels. Certain costs may be delayed or not incurred at all if the outbreak continues.
In addition to the above, risk factors, possible future actions and other uncertainties remain, and it is currently not possible to reliably estimate the future impact thereof for the company. Whilst uncertain, we do not believe, however, that the impact of the COVID-19 virus would have a material adverse effect on our financial condition or liquidity, and we expect to be able to meet our financial obligations.
The 2020 year-end cash balance (excluding restricted cash) of €167.1 million is expected to fund the Company for more than twelve months from the date of this report. In addition, together with normal receipts of sales revenues from customers and normal costs, increased the Company’s cash balance to approximately €176.7 million as at March 31, 2021, after paying normal costs and expenses to that date. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the USA and Europe currently generate more cash than the Company requires for day to day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
Pharming has a previous history prior to 2017 of operating losses. The Board of Directors and Officers anticipate that during 2021 such quantities of RUCONEST® will continue to be sold (directly or by our partners) that the proceeds to Pharming from such sales are more than sufficient to meet our operating costs, finance costs and all other cash requirements, including capital expenditure, as was the case in 2020. We remain confident that the development of RUCONEST®, additional rhC1INH potential products and additional in-licensed products such as leniolisib, will enable this situation to continue.
Presently, however, no further assurance can be given on either the timing or size of future profits or whether consistent net profitability can be maintained on this basis. In addition, in the event that the Company needs to raise capital by issuing additional shares, shareholders’ equity interests may be diluted as to voting power, and their interests as to value will depend on the price at which such issues are made. The Company sees no further need to raise capital to support its current operations, but may take an opportunity to do so in either equity issue or through an expansion of the current convertible debt or to raise debt, or through a combination of such instruments, to support an acquisition or in-licensing of additional assets, if appropriate terms can be obtained that are in the best interests of shareholders.
Cash Flows
The table below provides selected cash flow information for the years ended December 31, 2020, 2019 and 2018. The strong negative exchange rate effects for the year ended December 31, 2020 were caused by a significant decrease in the US dollar versus the Euro over the period.

Amounts in € ‘000	2020	2019	2018
Net cash flows generated from (used in) operating activities	73,968	66,504	40,508
Net cash flows used in investing activities	(13,678)	(25,217)	(3,769)
Net cash flows generated from (used in) financing activities	53,113	(56,647)	(17,961)
Exchange rate effects	(12,634)	1,348	2,876
Net change in cash and cash equivalents	100,769	(14,012)	21,654
Operating Activities
Net cash flows generated from operating activities was €74.0 million for the year ended December 31, 2020, compared to €66.5 million for the year ended December 31, 2019. The increase of €7.5 million was mainly related to the increase of Operating Profit to €66.7 million for the year ended December 31, 2020 from €60.9 million for the year ended December 31, 2019, largely due higher Revenues and accordingly higher Gross Profit.
Net cash flows generated from operating activities was €66.5 for the year ended December 31, 2019, compared to €40.5 million for the year ended December 31, 2018. The increase of €26 million was primarily related to the increased operating profit in 2019 compared to 2018 driven by higher Revenues and improved Gross Margin. In addition cash flow was created due to working capital reduction.
Investing Activities
Net cash flows used in investing activities was €13.7 million for the year ended December 31, 2020, compared to €25.2 million for the year ended December 31, 2019. This decrease of €11.5 million is primarily due to the acquisition of the license to leniolisib from Novartis, which occurred in 2019. Key investment cash flows in 2020 were €7.5 million related to the termination of the license with Sobi and the re-acquired commercial rights and €4.1 million capital expenditure on property, plant and equipment.
Net cash flows used in investing activities was €25.2 million for the year ended December 31, 2019, compared to €3.8 million for the year ended December 31, 2018. This increase of €21.4 million is primarily related to the acquisition of the Novartis license. In 2018 the net cash flow used in investing activities was primarily related to capital expenditure for property, plant and equipment.
Financing Activities
For financing activities the company saw a net cash inflow of €53.1 million for the year ended December 31, 2020, as opposed to a net cash outflow from financing activities of €56.6 million for the year ended December 31, 2019. This change of €109.7 million was primarily related to the proceeds of the issuance of convertible bonds (€122.7 million) in January 2020. In addition, we repaid loans and borrowings at an amount of €50.1 million, which also facilitated lower interest payments on loans and leases
For financing activities the company saw a net cash outflow of €56.6 million for the year ended December 31, 2019, as opposed to a net cash outflow from financing activities of €18.0 million for the year ended December 31, 2018. This change of €38.6 million of net cash flows used in financing activities was primarily related to the repayment of loans and borrowings and the payment of contingent consideration relating to the 2016 acquisition of all North American commercialization rights for our own product RUCONEST® from Valeant in 2019. The net cash outflow from financing activities for the year ended December 31, 2018, was primarily due to the repayment of loans and borrowings and interest on these loans and borrowings.

Sources of Liquidity
Convertible bonds
On January 21, 2020, the company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025. The net proceeds of the issue of the bonds were used to redeem the balance of US$ 51 million of the loan of Orbimed Advisors in full. The remaining balance of the net proceeds will be used to support capital expenditure in relation to the expansion of the Company’s commercialization and manufacturing infrastructure and also serve as a funding for the launch of Leniolisib, if approved, as well as for additional acquisitions / in-licensing opportunities. The bonds were issued at par and bear interest at a rate of 3.00% per annum payable semi-annually in arrears in equal installments. Unless previously converted, redeemed or purchased and cancelled, the bonds will mature on January 21, 2025. We may use a combination of resources to repay the bond such as cash generated by operating activities, bank financing and bonds. The right mix will be established when we get closer to the maturity date of the bond.
The bonds are convertible into the Company’s ordinary shares at an initial conversion price of €2.0028. This initial conversion price is subject to customary adjustment provisions. The number of ordinary shares initially underlying the bonds is 62,412,622. Any adjustment to the conversion price resulting in an increase in the number of conversion shares may require the Company to obtain further authorization from the Company’s shareholders to issue shares, grant rights to subscribe for shares and exclude pre-emptive rights. The Company has the option to redeem all of the outstanding bonds together in cash at par plus accrued interest at any time, (a) if, on or after February 13, 2023, the parity value on each of at least 20 trading days in a period of 30 consecutive trading days shall have exceeded 130% of the principal amount or (b) if, at any time, 85% or more of the aggregate principal amount of the bonds originally issued shall have been previously converted and / or repurchased and cancelled.
The convertible bonds comprise of two components. The first component is a financial liability, which represents our contractual obligation to deliver cash or another financial asset for payment of interest and principal, if not converted. The second component is an equity instrument as it represents a written call option granting the holder the right, for a specified period of time, to convert it into a fixed number of the Company’s ordinary shares.
The fair value of the consideration in respect of the liability components is measured at the fair value of a similar liability that does not have any associated equity conversion option (IFRS 9 paragraph 5.1.1). This is the liability component’s carrying amount at initial recognition.
The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to €1.4 million.

C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.

D. Trend information
See "Operating Results" within this Item 5 within this Annual Report.

E. Off-balance sheet arrangements
At December 31, 2020, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual undiscounted obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

Amounts in € ‘000	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total cash Outflows
Trade and other payables	38,816	—	—	—	38,816
Derivative financial liabilities	147	—	—	—	147
Other financial liabilities	20,530	—	—	—	20,530
Lease liabilities	2,109	3,458	2,415	2,615	10,597
Convertible bonds	3,750	7,500	130,625	—	141,875
Total	65,352	10,958	133,040	2,615	211,965

We have leases commitments for offices in Leiden, the Netherlands for our corporate headquarters and we lease regional offices and laboratory space.
Other financial liabilities mainly relate to contingent consideration on the acquisition of all North American commercialization rights for its own product RUCONEST® from Valeant.
The convertible bonds relate to a fully subscribed placement of €125 million of senior unsecured convertible bonds in January 2020 which is due 2025.
We have lease agreements for land and buildings in all of our locations, which will expire from 2021 to 2029. The amounts in the table above represent our fixed undiscounted contractual lease obligations and do not include the optional extensions.

G. Safe harbor
See the beginning of this item as well as also see “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Annual Report

Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board Structure
Until December 11, 2020, we had a two-tier board structure consisting of a board of management (bestuur) and a separate board of supervisory directors (raad van commissarissen). In connection with the listing of our ADSs on Nasdaq as contemplated by this prospectus, we converted our two-tier board structure into a one-tier board structure, with a single board of directors consisting of executive directors and non-executive directors, pursuant to a deed of amendment to our articles of association. This deed of amendment was executed on December 11, 2020, shortly before the listing of our ADSs on Nasdaq. We refer to this reorganization in this prospectus as the “corporate reorganization”. Our Chief Executive Officer serves as our executive director.
Our management team is comprised of our managing directors together with our executive officers. Our management team is comprised of our executive directors and our executive officers and be referred to as the Executive Committee.

Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2020. Our executive directors are also executive officers.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Sijmen de Vries, MD MBA	61	Chief Executive Officer	2021
Executive Officers:
Jeroen Wakkerman	51	Chief Financial Officer	n/a
Bruno M.L. Giannetti, MD PhD	68	Chief Medical Officer	2021
Anne-Marie de Groot	39	Chief Ethics & Compliance Officer	n/a
Mireille Sanders, MSc	51	Chief Operations Officer	n/a
Stephen Toor	49	Chief Commercial Officer and GM Americas	n/a
Non-Executive Directors:
Paul Sekhri	62	Chairperson	2023
Deborah Jorn, MBA (1)(2)	62	Vice Chairperson	2023
J. Barrie Ward, PhD (2)(3)	81	Director	2021
Aad de Winter, LLM (1)(3)	67	Director	2021
Barbara Yanni (1)	66	Director	2024
Mark Pykett	56	Director	2024

(1) Member of the Audit Committee
(2) Member of the Remuneration Committee
(3) Member of the Corporate Governance Committee
Executive Directors
Sijmen de Vries, MD MBA. Dr. De Vries has been our Chief Executive Officer since 2008 and he has also served in the capacity of interim Chief Financial Officer from May 2020 through November 16, 2020, upon the commencement of Mr. Wakkerman’s tenure as Chief Financial Officer. Prior to joining Pharming, Dr. De Vries was the CEO of 4-Antibody and Morphochem AG. Dr. De Vries also held senior business and commercial positions at Novartis, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals plc. Dr. De Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK). Dr. De Vries is also a non-executive director of Midatech Pharma plc.
Executive Officers
Jeroen Wakkerman. Mr. Wakkerman has been our Chief Financial Officer since November 2020. From 2015 to 2020, Mr. Wakkerman served as chief financial officer of Nutreco N.V., a global leader in animal nutrition and aquafeed. Prior to that, Jeroen served as chief financial officer of SHV Energy N.V., as finance director at Calor

Gas (UK) and has also held several financial and commercial positions at Unilever and Rabobank. Jeroen holds an MSc degree in Business Economics from the University of Groningen and is a Chartered Treasurer (UK) and a Chartered Management Accountant (UK).
Bruno M.L. Giannetti, MD PhD. Dr. Giannetti has been our Chief Medical Officer since 2019. Dr. Giannetti served as our Chief Operating Officer from 2006 until 2019. Prior to joining Pharming in 2006, Dr. Giannetti was the CEO of AM Pharma B.V., President and founder of CRM Clinical Trials GmbH (now Topcro GmbH) and President and CEO of Verigen AG. He has served as senior management consultant for pharmaceutical R&D projects at Coopers & Lybrand (in Switzerland and the UK). Dr. Giannetti was also worldwide Vice-President Marketing and Medical Information at Immuno, Austria and Head of Clinical Research at Madaus AG. Dr. Giannetti holds a PhD in Chemistry and a MD PhD degree in Medicine from the University of Bonn and has been appointed visiting Professor at the Pharmaceutical Faculty of the University of Seville (Spain).
Anne-Marie de Groot, M.A. Prior to being appointed Chief Ethics & Compliance Officer on December 15, 2020, Ms. De Groot served as our Senior Vice President, Organizational Development since 2016. From 2014 to 2015, Ms. De Groot was our Director of Corporate Development. Prior to 2014, Ms. De Groot held various positions at Randstad, Janssen Pharmaceuticals and Pharming. She holds a Bachelor in Social Work and a Bachelor in Human Resources Management from Hogeschool Leiden.
Mireille Sanders, MSc. Prior to being appointed Chief Operations Officer on December 15, 2020, Mrs. Sanders served as our Senior Vice President, Operations since 2019. From 2016 until 2019, Ms. Sanders served as Head of Clinical Supply Chain Strategic Management and Systems at Janssen Pharmaceuticals, a Johnson & Johnson company. Prior to Janssen, Ms. Sanders held senior positions at MSD/Merck, from 2007 until 2015. She holds a MSc in Chemical Engineering from the Technical University Eindhoven in the Netherlands. Stephen Toor. Prior to being appointed Chief Commercial Officer and GM Americas on December 15, 2020, Mr. Toor served as President and General Manager of Pharming Healthcare, our US operations, since 2020. From 2017 to 2020, Mr. Toor was the Senior Vice President and General Manager, US. Prior to Pharming, Mr. Toor was Senior Director, Sales and Marketing – Immunology, Orphan and Mature Brands at Bausch Health (formerly Valeant) from 2013 to 2016. Prior to 2013, Mr. Toor held positions at Pharmacia/Pfizer and Schering Plough/Merck. He holds a BA (Hons) in European and American History from Manchester Metropolitan University.
Non-Executive Directors
Paul Sekhri. Mr. Sekhri has been the Chairman of our Board of Directors since 2016 and has served as a director since 2015. Mr. Sekhri was appointed the President and CEO of eGenesis, Inc. in January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care at Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for TEVA Pharmaceutical Industries Ltd. Prior to joining TEVA, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Alpine Immune Sciences, Inc., BiomX Inc. Veeva Systems Inc. and Ipsen S.A., and Chairman of the Board of Compugen Ltd. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights the Patrons Council of Carnegie Hall and the orchestra of St Luke’s. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.
Deborah Jorn, MBA. Ms. Jorn has served as a director since 2019. Ms. Jorn was Executive Vice President of Corporate and Commercial Development at Eyepoint Pharmaceuticals from 2016 to 2018. Prior to joining Eyepoint, she was Executive Vice President and Group Company Chair at Bausch Health (formerly Valeant Pharmaceuticals) where she led the dermatology, gastroenterology and HAE businesses. Ms. Jorn was Chief

Global Marketing Officer at Bausch & Lomb prior to its acquisition in 2013 by Bausch Health where she led the launch of several new products and the integration of Ista Pharmaceuticals following acquisition. Previously, she was Group Vice President of Women’s Healthcare and Fertility (2008-2010) and Allergy and Respiratory (2004-2008) at Schering Plough Corporation prior to its acquisition by Merck and Co., Inc. Ms. Jorn was also at Johnson & Johnson as the Worldwide Vice President of Internal Medicine and Early Commercial input. She began her career at Merck and for more than 20 years held roles of progressive responsibility in various functional areas including R&D, Regulatory and Sales and Marketing. Ms. Jorn also serves on the board of directors of Viveve Medical, Inc. and she served as a member of the board of directors of Orexigen Therapeutics, Inc. from May 2016 until July 2018.
J. Barrie Ward, PhD. Dr. Ward has served as a director since 2007. Dr. Ward has held senior management positions in the UK, US and Singapore at several pharmaceutical and biotechnology companies, including Glaxo Group Research Ltd, Virus Research Institute Inc., Avant Immunotherapeutics Inc. and KuDOS Pharmaceuticals Ltd. and board positions at Cancer Research Technology Ltd., Spirogen SARL, CellCenteric Ltd. and BergenBio AS. His most recent senior management position was CEO of KuDOS Pharmaceuticals Ltd, which was sold to AstraZeneca in 2006. Mr. Ward holds a PhD in microbiology from the University of Bath, UK.
Aad de Winter, LLM. Mr. De Winter has served as a director since 2009. Mr. De Winter began his career at AMRO Bank in 1980. He worked in the areas of capital markets, investment banking and institutional investor relationship management. In 1990, Mr. De Winter became senior Advisor Corporate and Institutional Finance at NIBC (formerly De Nationale Investerings Bank). As of 1998, Mr. De Winter was at NYSE Euronext (now Euronext), Amsterdam responsible for advising and admitting companies to the stock exchange in Amsterdam as Director Listing & Issuer Relations. As of January 2009, until July 2015, Mr. De Winter was an Associate Partner at First Dutch Capital, Amsterdam and from 2008 to end of 2013, he was a member of the China and India working group at the Holland Financial Center which was, inter alia, focused on attracting Chinese and Indian companies to a (cross) listing on Euronext Amsterdam. Since 2010 he is an Associate Partner at Nederlandsche Participatie Exchange (NPEX), an innovative online financing and trading platform for securities of SME companies. Mr. De Winter has more than three decades of experience in assisting companies with stock exchange listings for various capital markets instruments. He holds a law degree from Erasmus University, Rotterdam, specializing in corporate law.
Barbara Yanni. Ms. Yanni has served as a director since December 2020. Ms. Yanni was Vice President and Chief Licensing Officer at Merck & Co. (MRK), a pharmaceutical company, from November 2001 until her retirement in March 2014. Prior to this, Ms. Yanni served in various roles at Merck including in corporate development, financial evaluation, and tax. Ms. Yanni currently serves on the board of directors of two public biotechnology companies: Trevena, Inc. and Vaccinex, Inc. Ms. Yanni is also a member of the board of directors of Mesentech, Inc., a private Canadian biotechnology company. Ms. Yanni earned a J.D. from Stanford Law School and an A.B. from Wellesley College. She also holds a Masters of Law in Taxation from New York University. Before joining Merck in 1985 Barbara was a tax lawyer in New York City.
Mark Pykett, VMD, PhD. Dr. Pykett has served as a director since December 2020. Dr. Pykett has been the Chief Scientific Officer of PTC Therapeutics, Inc. since 2018. Dr. Pykett was the President and Chief Executive Officer of Agilis Biotherapeutics from 2014 until its acquisition by PTC Therapeutics in 2018. Prior to Agilis, Dr. Pykett served as CEO of Navidea Biopharmaceuticals, President of Alseres Pharmaceuticals, President of Cygenics, and President and CEO of Cytomatrix. Dr. Pykett holds a PhD in Molecular Biology from the University of Pennsylvania, a VMD from the University of Pennsylvania School of Veterinary Medicine and a B.A. in Biology from Amherst College.

B. Compensation
Overview of our Remuneration Policy

In accordance with Dutch law, the remuneration packages for the directors and executive officers are determined by the board of directors, without the involvement of the executive directors in the deliberations and decision-making concerning their own remuneration. The board of directors is authorized to determine the remuneration packages of the executive and non-executive directors in accordance with the remuneration policy that has to be adopted every four years by the General Meeting of Shareholders.
Before listing of our ADSs on Nasdaq, an updated remuneration policy, that has been aligned with the revised European Union Shareholder Rights Directive (“SRD II”) and prevailing best practices, was adopted at the General Meeting of Shareholders. Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy.
Our remuneration policy has been designed to support our continuous efforts aimed at improving the overall performance, facilitating growth and sustainable success and enhancing the other long-term value and interests of our company, providing remuneration packages that are competitive to attract the required executive and non-executive talent and expertise for reaching these objectives in accordance with the long-term strategy.
The remuneration policy is based on the overarching principle that the average level of total remuneration of both the executive directors and officers is consistent with the position of our company relative to the benchmark groups that are relevant to us. With regards to the 2020 benchmark groups, we are comfortably positioned in the upper quartile of the EU benchmark group, with regards to revenues and profitability. For the US benchmark, we are positioned well into the top 50% in relation to revenues and profitability. A comparison with a peer group is periodically made. Every two years, an independent consultant makes a market comparison (remuneration benchmark). The peer group each time consists of a group of European and US integrated and commercial stage listed companies active in Life Sciences, reflecting our company’s operating areas and the markets most relevant in relation to the recruitment and retention of top talent, including the important US market.

EU and US peer group:

Company Location	Location
Europe
ALK-Albello	Horsholm, Denmark
Alliance Pharma	Chippenham, United Kingdom
Avadel Pharmaceuticals	Dublin, Ireland
Basilea Pharmaceutica	Basel, Switzerland
Bavarian Nordic	Hellerup, Denmark
BioGaia	Stockholm, Sweden
Biotest	Dreieich, Germany
Camurus	Lund, Sweden
Cosmo Pharmaceuticals	Dublin, Ireland
Merus	Utrecht, Netherlands
Mithra Pharmaceuticals	Liege, Belgium
Orchard Therapeutics	London, United Kingdom
Orexo	Uppsala, Sweden
Oxford Biomedica	Oxford, United Kingdom
uniQure	Amsterdam, Netherlands
Valneva	Nantes, France
Vecture Group	Chippenham, United Kingdom
Zealand Pharma	Copenhagen, Denmark
US
Aerie Pharmaceuticals	Durham, NC
Akebia Therapeutics	Cambridge, MA
Anika Therapeutics	Bedford, MA
Clovis Oncology	Boulder, CO
Collegium Pharmaceutical	Stoughton, MA
Corcept Therapeutics	Menlo Park, CA
Enanta Pharmaceuticals	Watertown, MA
Heron Therapeutics	San Diego, CA
Ironwood Pharmaceuticals	Boston, MA
Ligand Pharmaceuticals	San Diego, CA
Omeros	Seattle, WA
Pacira BioSciences	Parsippany, NJ
Radius Health	Waltham, MA
Retrophin	San Diego, CA
Rigel Pharmaceuticals	South San Francisco, CA
Supernus Pharmaceuticals	Rockville, MD
Vanda Pharmaceuticals	Washington, DC
A consistent and competitive remuneration structure, which applies across the workforce, is another core principle of our remuneration policy to promote a culture of shared purpose and performance, focusing all executive directors, executive directors and all staff members on delivering on our mission, vision and strategy and creating long-term stakeholder value.

We disclose information regarding remuneration paid to the executive and non-executive directors in the Remuneration Report, as part of the Annual Report of the company, in line with the applicable rules and regulations. The remuneration amounts paid to executive officers are not required to be disclosed according to Dutch law.
Executive Directors and Officers
The remuneration packages of the executive directors and officers consist of:
•Fixed remuneration in the form of an annual base salary
•Variable remuneration in the form of:
•Short-term incentives, in the form of an annual bonus of cash, shares and/or share options as a     percentage of the fixed component, and
•long-term incentives, in the form of equity grants; and
•Others benefits, including contribution of pension premiums, travel allowance and holiday allowance.
The respective fixed and variable remuneration elements are explained below:
Historical Remuneration of the Management Board
The following table reflects the remuneration amounts paid to the members of the Board of Management in the year ended December 31, 2020, to the extent still in office (in thousands of euros):

Amounts in € ‘000	Fixed remuneration	Short term variable: annual bonus	Share based payments	Post- employment benefits	Other	Total
Sijmen de Vries, CEO	538	377	1,522	94	32	2,563

Bruno Giannetti, CMO	352	176	620	74	24	1,246
The remuneration amounts paid to executive officers, other than the above mentioned individuals as members of the Board of Management, are not required to be disclosed according to Dutch law and accordingly are not disclosed herein. Robin Wright, who previously served on our Board of Management and as our Chief Financial Officer, departed the company in 2020.

Share Option plan
The following table gives an overview of changes in option holdings of the members of the former Board of Management in 2020 and 2019, the exercise prices and expiration dates:

	January 1, 2019	Granted 2019-2020	Exercised 2019-2020	Forfeited/ Expired 2019-2020	December 31, 2020	Exercise Price (€)	Expiration date
S.de Vries	2,400,000			-2,400,000	—	1.130	June 17, 2019
		2,800,000			2,800,000	0.805	Sept 20, 2023

Total	2,400,000	2,800,000	—	-2,400,000	2,800,000
B.M. Giannetti	1,440,000			-1,440,000	—	1.130	June 17, 2019
		1,600,000			1,600,000	0.805	Sept 20, 2023

Total	1,440,000	1,600,000	—	-1,440,000	1,600,000
R. Wright	1,000,000		-1,000,000		—	0.355	October 28, 2020
	4,000,000		-1,000,000		3,000,000	0.209 - 1.130	May 25, 2021

Total	5,000,000	—	-2,000,000	—	3,000,000
In service:
December 31	8,840,000	4,400,000	(2,000,000)	(3,840,000)	7,400,000
Long Term Incentive Plan
The executive directors and executive officers were eligible to participate in our company’s Long Term Incentive Plan (LTIP). Under the plan, participants receive shares in our company, the number of which is dependent upon the performance of Pharming’s share price over a three-year period when compared to a peer group of European biotech companies.
The below table reflects the number of LTIP shares granted and vested over the years 2017 – 2020 for the members of the Board of Management:

	Year	Granted	Settled	Forfeited	Not vested	Reserved at December 31, 2020
S. de Vries	2020	—	—	—	—	—
	2019	201,050	—	—	—	201,050
	2018	130,131	—	—	—	130,131
	2017	657,902	(657,902)	—	—	—
B.M. Giannetti	2020	—	—	—	—	—
	2019	131,331	—	—	—	131,331
	2018	85,005	—	—	—	85,005
	2017	429,762	(429,762)	—	—	—
R. Wright	2020	—	—	—	—	—
	2019	125,476	—	—	—	125,476
	2018	81,215	—	—	—	81,215
	2017	410,599	(410,599)	—	—	—
Total	2020	—	—	—	—	—
	2019	457,857	—	—	—	457,857
	2018	296,351	—	—	—	296,351
	2017	1,498,263	(1,498,263)	—	—	—

An overview of the number of LTIP shares granted in 2020 and in total as well as the fair value per share award is as follows:

Participant category	2020
Non Executive members of the Board of Directors	—
Executive Members of the Board of Directors	—
Executive Committee	105,000
Senior managers	930,000
Total	1,035,000
Fair value per share award (€)	0.752
The following table provides an overview of LTIP shares granted, forfeited or issued in 2018-2020 as well as the number of LTIP shares reserved at December 31, 2020:

Participant category	Granted	Forfeited	Not vested	Reserved at December 31, 2020
Non Executive members of the Board of Directors	305,000	(20,000)	(46,187)	238,813
Executive Members of the Board of Directors	331,181	—	(97,273)	233,908
Executive Committee	618,027	(85,005)	(76,432)	456,590
Senior managers	3,725,000	(81,210)	(619,969)	3,023,821
Total	4,979,208	(186,215)	(839,861)	3,953,132

The 2018 shares did vest at the end of the vesting period (December 31, 2020) and a total of 50% of the granted LTIP shares were issued. LTIP shares reserved at December 31, 2020 relate to the 2019 and 2019 shares available for participants still in service at the end of 2020. The Company expensed amounts of €0.9 million in 2020 (2019: €1.1 million).
Long-term incentive plan expenses decreased due to exclusion of former Board of Management and former Board of Supervisory Directors.

Current Year Remuneration
Fixed Compensation

The following table reflects the annual base salary (fixed remuneration) for the executive directors as of the financial year 2020:

Position	Fixed remuneration amount (€)
CEO	538,000
Other Executive Directors	400,000

The Board of Directors, without the participation of the executive directors for their remuneration, may upon proposal of the Remuneration Committee decide to increase the base salary of executive directors and officers within the restrictions set by the remuneration policy, provided that the amount of the increase does not exceed the average salary increase of the employees of our company. Based on a recent benchmark analysis, it has been decided to increase the individual fixed remuneration of the executive directors in multiple (benchmarked) annual stages until the end of 2023 to bridge the 10% gap with the median.

Variable Compensation
The variable part of the remuneration of the executive directors and officers is linked to the performance of each of our officers and directors against a set of financial and non-financial targets that is consistent with and supportive of the strategy and long-term interests of our company. Risk alignment is also embedded in the target setting to promote sound and effective risk management. At the end of the relevant performance period, the

Board of Directors, without the participation of the executive directors for their performance, will determine whether the targets have been achieved. We provide in our Remuneration Report, included in each Annual Report, a retrospective explanation of actual performance against the objectives set for the preceding year. The components of variable compensation from 2020 onwards are set forth below:

Short-term Incentive
The individual on-target bonus for the CEO, as from the financial year 2020, has been set at 70% of the gross annual salary and for other executive directors and officers at 50% of the gross annual salary.

Long-term Incentive
Executive directors and officers will also participate in the revised Long Term Incentive (LTI) program. Under this program, ordinary shares in Pharming are granted, subject to the achievement of predefined long-term strategy oriented performance objectives and targets, which apply a defined weighting, that have been set at the start of a three-year performance period. The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AMX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted.
For the executive directors, the on-target value of the shares to be awarded under the LTI is set at 300% of the gross annual salary for the CEO (representing 50% below the lowest quartile of the US benchmark group and just below the top quartile of the EU benchmark group for the executive directors) and 200% for other executive directors and officers (representing between 20 and 30% below the lowest quartile of the US benchmark group and just in the top quartile of the EU benchmark group for the executive directors). The maximum value of the shares that can vest under the LTI is set at 450% of the gross annual salary for the CEO and 300% for other executive directors and officers. Executive directors are required to retain the shares awarded under the LTI for a minimum of five years from the date of grant.

The implementation of the new three-year vesting scheme under the LTI program has a major impact on the current remuneration packages of existing executive directors for the period 2020-2023, as the executive directors’ current packages feature annual option and share grants. The share-based compensation under the existing packages and plans over this three-year period would have resulted in three option grants, with guaranteed vesting of a total of 8,400,000 options for the CEO on the basis of continued tenure over the three-year period. In addition, the executive directors would have been eligible for three annual long-term incentive plan restricted share grants of up to 30% of the base salary.

To mitigate the described impact, we have agreed to a one-off transition arrangement with the CEO as approved at the General Meeting of Shareholders held prior to the listing of the ADS on Nasdaq. This one-off transition arrangement provides for (i) the conversion of the total number of 8,400,000 options for the CEO into one grant for a total number of 4,200,000 shares, which vesting will be governed by the performance-based criteria of the new LTI program, and (ii) the vesting of the performance shares, to be granted to the CEO for 2020, in three annual tranches in the first quarter of 2021, 2022 and 2023. This arrangement will be subject to a waiver by the CEO of all (contractual and other) rights and entitlements under the share option and long-term incentive plans.

CEO Pay Ratio
For 2020, the pay ratio between the compensation of the CEO and the mean compensation of employees (excluding the CEO) was 13.8 to 1 (2019: 7.7 to 1). Compensation in each case comprises all salary, bonus, share-based compensation in cash or in kind and pension contributions. The amount of compensation of the CEO, however, does not only represent the actual pay-out to the CEO but also includes the (pro-rata) fair value of the restricted shares that have been granted to the CEO pursuant to the new LTI Program and the LTI One-Off Transition Arrangement, respectively, as approved by our shareholders on December 11, 2020. The pay ratio between the mean compensation of the members of the former Board of Management and the mean compensation of employees (excluding the members of the former Board of Management) was 8.1 to 1 (2019: 5.4 to 1).

Non-executive directors

The remuneration of the non-executive directors is fixed and not linked to the performance of our company to ensure independence in the discharge of their supervisory tasks and responsibilities, in accordance with prevailing best practices. Until 2020, the members of the former Board of Supervisory Directors (the Non-

Executive Directors as of December 11, 2020) were entitled to participate in the company’s LTIP scheme. For 2020 and onwards, the members of the former Board of Supervisory Directors will no longer participate in the LTIP.

Historical Remuneration of our non-executive directors

The below table provides an overview of the remuneration paid to the non executives (members of the former Board of Supervisory Directors), to the extent still in office, for the year ended December 31, 2020:

Amounts in € ‘000	Fixed remuneration	Share based payments	Total	Remarks
Mr. Paul Sekhri	65	52	117
Mr. Barrie Ward	54	40	94
Mr. Juergen Ernst	50	37	87	Retired on November 23, 2020
Mr. Aad de Winter	57	40	97
Ms. Deb Jorn	54	35	89	Appointed in May 2019
Ms. Barbara Yanni	31	21	52	Appointed December 11, 2020
Mr. Mark Pykett	31	21	52	Appointed December 11, 2020

The following table gives an overview of movements in number of LTIP shares of the Non-Executive members of the Board of Directors and / or of the former Board of Supervisory Directors:

Amounts in € ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at December 31, 2020
J.H.L. Ernst	2020	—	—	—	—	—
	2019	40	—	(40)	—	—
	2018	25	—	(25)	—	—
J.Blaak	2020	—	—	—	—	—
	2019	—	—	—	—	—
	2018	—	—	—	—	—
J.B. Ward	2020		—	—	—	—
	2019	35	—	—	—	35
	2018	25	—	—	—	25
A. de Winter	2020		—	—	—	—
	2019	40	—	—	—	40
	2018	25	—	—	—	25
P. Sekhri	2020		—	—	—	—
	2019	50	—	—	—	50
	2018	30	—	—	—	30
D. Jorn	2020		—	—	—	—
	2019	40	—	—	—	40
J. Egberts	2020	—	—	—	—	—
	2019	—	—	—	—	—
	2018	20	—	(20)	—	—
B. Yanni	2020	—	—	—	—	—
M. Pykett	2020	—	—	—	—	—
Total	2020	—	—	—	—	—
	2019	205	—	(40)	—	165
	2018	125	—	(45)	—	80
Current Year Remuneration

For 2020 and onwards, the non-executive directors are entitled to the following remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s one tier board. Non-executive directors receive an annual retainer of €45,000 in cash and €30,000 of shares. Our Chair of the Board of Directors will receive an annual retainer of €65,000 in cash and €40,000 in shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant. In addition, non-executive directors receive the following committee fees:
• Audit Committee: €3,000 per annum in cash (Chair €9,000);
• Remuneration Committee: €3,000 per annum in cash (Chair €6,000); and
• Corporate Governance Committee: €3,000 per annum in cash (Chair €6,000).
In addition, an additional compensation may be paid of €1,000 per day in case of extraordinary activities, as determined by the Chair of the Board of Directors.

The non-executive directors do not have an individual employment contract with Pharming and are not entitled to participate in any benefits offered to management and staff, including but not limited to pension plans. No loans or other financial commitments will be made by or on behalf of the company to any non-executive director.

Share ownership
Executive directors are required to acquire and hold shares in our company. For the CEO the value of the shares held in the company should at least equal 400% of his or her annual base salary. For other executive directors, the value of the shares held in the company should at least equal 200% of their respective annual base salaries.

All executive directors are entitled to accrue their required minimum shareholding over time by the vesting of after-tax performance shares from the LTI, without the requirement for own purchases, provided that the minimum shareholding is reached within five years following first appointment.
In accordance with the Dutch Corporate Governance Code, all shares in the company held by the non-executive directors shall be a long-term investment.

Change of control
Following a change of control that has been approved by the General Meeting of Shareholders becoming unconditional, the executive directors will be entitled to pro-rata vesting of outstanding but unallocated shares for the performance period that has lapsed at that moment, subject to the achievement of the applicable performance measures and targets. The remaining shares will vest in accordance with the predetermined schedule (i.e. no accelerated vesting) subject to the achievement of the applicable performance measures and targets.

In case of an unsolicited change of control becoming unconditional, share-based incentive plans do not vest automatically as result of the change of control becoming unconditional.
In case of an event resulting in a change of control or in case of the announcement of a proposed formal public offer for the shares in the Company, the Board of Directors, without the participation of the executive directors, can decide to settle the allocated shares for the members of the Board of Directors in cash.

Severance pay
The executive directors are entitled to severance pay, subject to the following conditions in accordance with the Dutch Corporate Governance Code and prevailing Dutch laws and regulations:
•The maximum severance pay is 100% of the fixed annual remuneration;
•Severance pay is not awarded in the event of failure;
•Severance pay that can be classified as variable is not awarded.

Neither fixed nor variable severance pay may be awarded in the following cases:
•If a relationship is terminated early at the executive director’s own initiative, except where this is due to serious culpable conduct or neglect on the part of the company;
•In the event of serious culpable conduct or gross negligence on the part of the executive director in the performance of his or her role.

Non-executive directors shall resign in accordance with the retirement schedule as adopted by the Board of Directors. No notice period, severance pay or other or termination fees are applicable.

C. Board practices.

For an overview of the foreign private issuer exemptions applicable to our Company, we refer to Item 16G ''Corporate Governance'' in this Annual Report.

Committees of our board of directors
The board of directors has appointed from among its non-executive members an audit committee, a remuneration committee and a corporate governance committee.
Audit Committee
The audit committee consists of Mr. De Winter (Chairperson), Ms. Jorn and Ms. Yanni. The tasks performed by the audit committee include supervision of the operation of our internal risk management and control systems, including supervision of the enforcement of the relevant legislation and regulations, and supervising the operation of codes of conduct; the provision of financial information by Pharming (such as choice of accounting policies, application and assessment of the effects of new rules, information about the handling of estimated items in the annual accounts, forecasts and work of external auditors); compliance with recommendations and observations of our external auditor; our policy on tax planning; relations with our external auditor, including, in particular, his independence, remuneration and any non-audit services for Pharming; our financing; and the applications of information and communication technology (ICT). The composition of our audit committee is consistent with the best practice provisions of the DCGC.
The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com.
Remuneration Committee
The remuneration committee consists of Ms. Jorn (Chairperson) and Mr. Ward. The tasks performed by the remuneration committee include the preparation of proposals to our board of directors for our remuneration policy; the preparation of proposals for the compensation of the individual members of our board of directors; and preparing our remuneration report to be included in our Annual Report. The composition of our remuneration committee is consistent with the best practice provisions of the DCGC.
The remuneration committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com
Corporate Governance Committee
The corporate governance committee consists of Mr. Ward (Chairperson) and Mr. De Winter. The tasks performed by the corporate governance committee include monitoring compliance with the DCGC. The composition of our corporate governance committee is consistent with the best practice provisions of the DCGC. The corporate governance committee will also be responsible for director nominations.
The corporate governance committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com

D. Employees
Throughout the year 2020 the Company employed a weighted average full time equivalent of 229 people, compared to 189 and 156 employees for 2019 and 2018 respectively. The increase in employees that the Company showed in the period 2018-2020 is aligned with the growth that the business demonstrated. The Company’s business involves specific high-technology processes and requires the employment of highly skilled and motivated personnel. Therefore, it is important for Pharming to create an attractive work environment that retains and motivates a diverse range of personnel and attracts talent in a competitive and global marketplace. None of the Company's employees are represented by any collective bargaining unit.

Weighted average full time equivalent	2020	2019	2018
The Netherlands	145	116	93
France	14	13	11
Germany	2	2	3
United Kingdom	3	1	1
United States	66	57	48
Total	229	189	156

Weighted average full time equivalent
General & Administration	43	31	21
Research & Development	136	115	96
Marketing & Sales	50	43	39
Total	229	189	156

E. Share ownership

The share ownership information with respect to Board of Directors and Executive Committee is presented in Item 7 below.

Item 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020 by:
•each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2020. Percentage ownership calculations are based on 638,821,619 ordinary shares issued and outstanding as of December 31, 2020, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of December 31, 2020.
Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Pharming Group N.V, Darwinweg 24, 2333 CR Leiden, the Netherlands.
As at December 31, 2020 there were no persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.
The following table sets forth the number of our issued and outstanding common shares that are held by record holders

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:	14,800,237	2.30
Sijmen de Vries, MD MBA(1).....................	9,438,869	1.47
Bruno M.L. Giannetti, MD PhD(2).............	3,307,714	*
Anne-Marie de Groot(3)................................	1,078,654	*
Mireille Sanders, MSc(4)..............................	262,500	*
Stephen Toor(5)..............................................	712,500	*

Non-Executive Directors:	1,259,751	*
Paul Sekhri(6)..................................................	340,000	*
Juergen H.L. Ernst, MBA(7).........................	378,313	*
J. Barrie Ward, PhD(8)..................................	328,313	*
Deborah Jorn, MBA.....................................	—	*
Aad de Winter, LLM(9).................................	213,125	*

* Represents beneficial ownership of less than one percent.
(1) Consists of 6,638,869 ordinary shares held and 2,800,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December 31, 2020.
(2) Consists of 1,707,714 ordinary shares held and 1,600,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December 31, 2020.
(3) Consists of 178,654 ordinary shares held and 900,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December 31, 2020.
(4) Consists of 262,500 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December 31, 2020.
(5) Consists of 712,500 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December 31, 2020.
(6) Consists of 110,000 ordinary shares held by Mr. Sekhri and 230,000 ordinary shares held by a special purpose vehicle (Stichting Administratie Kantoor (STAK)).
(7) Consists of 378,313 ordinary shares held.
(8) Consists of 328,313 ordinary shares held.
(9) Consists of 213,125 ordinary shares held.
We estimate that as of December 31, 2020, approximately 5.1% of our outstanding ordinary shares are held by 28 institutional U.S. record holders.

B. Related party transactions
Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties. For further details on related party transactions with our directors or executive officers please refer to the Management section.

Transactions with BioConnection B.V.
We enter into transactions with BioConnection B.V. in the ordinary course. Since acquiring a 43.85% stake in BioConnection in April 2019, we paid BioConnection €2.6 million for fill and finish services for year ended December 31, 2020. At December 31, 2020, the Company owed a balance of €0.1 million (2019: €0.1 million) to Bioconnection for fill & finish services supplied. In addition, accrued expenses at the balance sheet date included €nil (2019: €0.3 million) in respect of batches of finished vials produced in 2020

Agreements with Our Executive Officers and Directors
We have entered into management contracts with certain executive officers (including our executive directors), while the other executive officers are employed by us. We have service contracts with certain non-executive directors. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements
We entered into indemnity agreements with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. The indemnity agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Management-Insurance and Indemnification.”
The Articles of Association include an indemnity in favor of all Board members.
The service contracts with the Dr.'s de Vries and Giannetti include a third party indemnity arrangement. The service contracts with three of our non-executive directors, Ms. Jorn, Ms. Yanni and Mr. Pykett, include a general indemnity.
The employment agreements with Mrs. de Groot, Mrs. Sanders, Mr. Toor and Mr.Wakkerman do not include a contractual indemnity (and third party liability claims are therefore governed by the applicable law).

Related Party Transactions Policy

In connection with our listing on Nasdaq, we have adopted a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by our board of directors or a designated committee thereof consisting solely of independent directors, including the audit committee. Our board of directors has also established an internal procedure to periodically assess whether related party transactions (as defined under Dutch law) are entered into in the ordinary course of business and under normal market conditions. In addition, under Dutch law, we are required to disclose material transactions with a related party (as defined under Dutch law and subject to certain exceptions) that were not entered into in the ordinary course of business and/or not under normal market conditions at the time the transaction was entered into and such transactions shall be subject to the approval of our board of directors.

C. Interests of experts and counsel
Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements
Our consolidated financial statements are included at the end of this Annual Report on Form 20-F, starting at page F-1 (see Item 17 – Financial Statements).

Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business.
As from October 2016 we commercialize RUCONEST® directly in France. We have been notified by the French Committee for Health Care Products, or CEPS, that we are obliged to refund approximately €750,000 in connection with sales of RUCONEST® in 2018 pursuant to pre-agreed pricing arrangements with our former licensee. As we were not party to such agreement, we are currently in a procedure opposing this claim.

Dividend Distribution Policy
We have never declared or paid any dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. We may only pay dividends or distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-up and called-up share capital plus the reserves we must maintain by Dutch law or by our articles of association from time to time and (if it concerns a distribution of profits) after adoption of the annual accounts by our general meeting from which it appears that such distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distribution will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, cash requirements, financial condition, future prospects, contractual restrictions, any future debt agreements, restrictions under applicable laws and other factors that our board of directors may deem relevant.
Under our articles of association (see “Management – Board structure” for additional information), our board of directors may decide that all or part of our profits shall be added to our reserves and any remaining profit will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to restrictions of Dutch law. Our board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

B. Significant Changes.

Not applicable.

Item 9. The Offer and Listing
A. Offer and Listing Details.
Since December 22, 2020 our American Depository Shares, or ADSs, each representing ten ordinary shares of Pharming Group N.V. have been quoted on the Nasdaq Global Market under the symbol “PHAR”. Since December 21, 2009 our ordinary shares of Pharming Group N.V. have been quoted on Euronext Amsterdam under the symbol “PHARM”.

B. Plan of Distribution.
Not applicable.
C. Markets.
Our American Depository Shares, or ADSs, each representing ten ordinary shares of Pharming Group N.V. are listed on the Nasdaq Global Market under the symbol “PHAR”.
Our ordinary shares are currently traded on Euronext Amsterdam under the symbol “PHARM”.
D. Selling Shareholders.
Not applicable.
E. Dilution.
Not applicable.

F. Expenses of the Issue.
Not applicable.

Item 10. Additional Information
A. Share Capital

Introduction
Set forth below is a summary of certain information concerning our share capital. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our current articles of association, as published on the Company's website (www.pharming.com/aboutus/corporate governance). Our articles of association were last amended on December 11, 2020 and are governed by, and shall be interpreted in accordance with, Dutch law.

Authorized and outstanding share capital
Under Dutch law, our authorized share capital is the maximum share capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution of the general meeting that must first be proposed by our board of directors. As at December 31, 2020, our authorized share capital amounted to €8,800,000, divided into 880,000,000 ordinary shares, each with a nominal value of €0.01, and as at December 31, 2020, our issued share capital amounted to €6.4 million.
In accordance with our articles of association, the following summarizes the rights of holders of our ordinary shares:
•each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment and reappointment of directors;
•there are no cumulative voting rights;
•the holders of our ordinary shares are entitled to dividends, if any, and other distributions as may be declared from time to time by us in accordance with our articles of association and applicable law;
•upon our liquidation and dissolution, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and
•the holders of ordinary shares have preemptive rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such limited cases as provided by Dutch law and our articles of association.
Please refer to the subsequent paragraph B for more information on our shares, the related authorizations of the Company and the related rights of our shareholders under our articles of association and Dutch law.
It is emphasized that holders of our ADSs will not be treated as one of our shareholders and will not have any shareholder rights.

Options
As at December 31, 2020, there were options to purchase 50,106,488 ordinary shares outstanding. The options generally lapse after five years from the date of the grant.

Form of Shares
Under our articles of association, our ordinary shares may be issued either in registered form (aandelen op naam) or in bearer form (aandelen aan toonder). Ordinary shares in bearer form must be embodied in a global certificate kept in custody by a central institute within the meaning of the Dutch Giro Securities Transfer Act (Wet giraal effectenverkeer) for purposes of facilitating book-entry transfers of the ordinary shares embodied by such global certificate.

Share Register
The Company is responsible for keeping a shareholders’ register, in which only the holders of shares in registered form will be registered. The board of directors keeps our shareholders’ register and records names and addresses of all holders of shares in registered form, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and enjoyment (vruchtgebruik) in shares belonging to another or a pledge (pandrecht) in respect of such shares in registered form.
B. Articles of Association
The following paragraphs provide a summary of the Company's articles of association (effective since December 11, 2020), the relevant provisions of Dutch corporate law and the relevant best practice provisions of the Dutch Corporate Governance Code, further to the outline with regard to our share capital in the preceding paragraph A. The summary also includes, for information purposes, a comparison to Delaware corporate law for certain provisions. Please refer to the sub-paragraph "Comparison of Dutch corporate law and our articles of association and U.S. corporate law".
The summary below does not purport to be complete and is qualified in its entirety by reference to our articles of association as published on the Company's website (www.pharming.com/aboutus/corporate governance) and Dutch corporate law (as may be amended from time to time). Our articles of association are governed by, and shall therefore be interpreted exclusively in accordance with, Dutch law.

Shareholder Meetings
General meetings may be held in Leiden, Amsterdam, Rotterdam, The Hague, Haarlemmermeer, Leiderdorp or Oegstgeest, the Netherlands. The annual general meeting must be held within six months after the end of each financial year, inter alia for the adoption of the annual accounts. Additional extraordinary general meetings may also be held, whenever considered appropriate by the board of directors and shall in any event be held within three months after our board of directors has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up share capital, in order to discuss the measures to be taken if so required.
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our board of directors has not taken the steps necessary to ensure that such meeting can be held within eight weeks after the request, the requesting party/parties shall be authorized to convene such general meeting themselves with permission obtained from the competent Court.
General meetings can be convened by the Board of Directors by a notice, which shall include an agenda stating the items to be discussed, including for the annual general meeting, among other things, the adoption of the annual accounts, an advisory vote on our remuneration report, the discharge from liability for our directors, the appointment of our external auditor for purposes of Dutch law, appropriation of our profits and proposals relating to the composition of the board of directors, including the filling of any vacancies in the board of directors. In addition, the agenda shall include such items as have been included therein by the board of directors. No resolutions shall be adopted on items other than those that have been included in the agenda.
The agenda for a general meeting of shareholders shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing (or by electronic means of communication) and received by the board of directors at least 60 days before the day of the meeting.
A shareholder exercising its right to put an item on the agenda must notify the company, in its request, of the following information (in case the right is exercised by multiple shareholders, the information listed below may be aggregated):
a.the percentage of the issued share capital represented by the ordinary shares which are, or are deemed to be (under the applicable Dutch attribution rules), at the disposal of such shareholder; and
b.the percentage of the issued share capital represented by the financial instruments which are at the disposal of such shareholder and which constitute a short position with respect to ordinary shares.
In accordance with the Dutch Corporate Governance Code, a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of directors), the board of directors must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days. If invoked, the board of directors must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and shall explore the alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting.
The response period as identified in the preceding paragraph may be invoked only once for any given general meeting and shall not apply:
(a) in respect of a matter for which a response period has been previously invoked; or
(b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.
Each general meeting is presided over by the chairperson of the board of directors. If no chairperson has been elected or if the chairperson is not present at the meeting, the vice-person will chair the meeting, as the regular substitute to the chairperson according to the Dutch Corporate Governance Code. If the no vice-chairperson has been elected or if the vice-chairperson is not present at the meeting, the general meeting shall be presided over by the chief executive officer. If no chief executive officer has been elected or if the chief executive officer is not present at the meeting, the general meeting shall be presided over by another director present at the meeting. If no director is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting.In each case, the person who should chair the general meeting pursuant to the summary above may appoint another person to chair the general meeting instead.
Directors may always attend a general meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.
All shareholders and others with statutory meeting rights under Dutch law are authorized to attend the general meeting, to address the meeting and, in so far as they have such right, to vote. These rights are not vested in holders of ADSs. A statutory registration date (i.e, 28 calendar days prior to the date of the meeting) applies to determine who shall be entitled to attend and vote at the general meeting. In addition, a mandatory registration procedure applies, as explained in the convocation notice for the relevant meeting.
Each share confers the right on the holder to cast one vote at the general meeting. Shareholders may vote by proxy. As a matter of Dutch law, the board of directors must allow and facilitate that shareholders and others with voting rights can provide a proxy to the company by electronic means of communication (e.g., via e-mail). In addition, the company must make a proxy form available to shareholders and others with voting rights when convening a general meeting.
No votes may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (usufruct; vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (usufruct; vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.
Decisions of the general meeting are taken by a simple majority of votes cast without an applicable quorum, except where Dutch law or our articles of association provide for a qualified majority and/or a quorum. For each resolution passed at a general meeting, the voting results must be posted on our website within 15 days after the meeting. The information posted will include the numbers of votes cast in favor, cast against and the abstentions, the total number of shares voted, the total number of votes cast and the percentage of our issued share capital represented by the total number of shares voted. The voting results must be kept accessible on the Company’s website for a period of at least one year.
Directors

Appointment of directors
Under our articles of association, the directors (i.e., both the Executive Directors and the Non-Executive Directors) are appointed by the general meeting upon binding nomination by our board of directors. However, the general meeting may at all times reject the nomination by a resolution adopted with a majority of the votes cast representing at least one third of the issued share capital. If the nomination is rejected by the majority of the votes cast, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the nomination may be rejected with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting. In that event, the board of directors shall make a new nomination.
At a general meeting, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or in the explanatory notes thereto. Upon the appointment of a person as a director, the general meeting shall determine whether that person is appointed as executive director or as non-executive director.

Duties and liabilities of directors
Under Dutch law, the board of directors as a collective is responsible for our management, strategy, policy and operations. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all directors and our general state of affairs. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.
The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in our identity or character requires approval of the general meeting.
Limitation on Liability and Indemnification Matters
Under Dutch law, our directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former directors and other current and former officers and employees as designated by our board of directors. The Executive Officers are among the employees designated by the board of directors for the indemnification. The Company entered into indemnification agreements with the individual (Executive and Non-Executive) Directors and the Executive Officers that are fully aligned with the indemnification arrangement in the articles of association.
No indemnification shall be given to an indemnified person:
a.if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);
b.to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);
c.in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and the company which has been approved by the board of directors or pursuant to insurance taken out by the company for the benefit of such indemnified person; or
d.for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.
Under our articles of association, our board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
Public offers
Under Dutch law, any shareholder who directly or indirectly obtains control of a Dutch listed company, such as us, is required to make a public offer for all issued and outstanding shares in that company’s share capital at a fair price. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in the general meeting of such listed company (subject to certain exceptions, including a grandfathering exemption for major shareholders who, acting alone or in concert, already had control at the time of that company’s initial public offering).

An additional exemption exists if such (legal) person, alone or acting in concert, reduces its holding below 30% within 30 days of the acquisition of control provided that: (i) the reduction of such (legal) person’s holding was not effected by a transfer of shares or depositary receipts to an exempted party; and (ii) during this period such (legal) person, alone or acting in concert, did not exercise its voting rights. In addition, it is prohibited to launch a public offer for shares of a listed Dutch company, such as our ordinary shares, unless an offer document has been approved by the competent authorities (which, for the company, would be the AFM). A public offer may only be launched by way of publication of an approved offer document unless a company makes an offer for its own shares.
Squeeze out procedures
A shareholder who - alone or together with group companies - for his own account holds at least 95% of our issued share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
In addition, an offeror under a public offer is entitled to start squeeze-out proceedings if, following the public offer, the offeror - alone or together with group companies - holds at least 95% of our issued share capital and represents at least 95% of the total voting rights in our general meeting. The claim of a takeover squeeze-out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine a reasonable price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable if the offer was a mandatory offer or if at least 90% of the shares to which the offer related were received by way of voluntary offer.
Furthermore, minority shareholders that have not previously tendered their shares under a public offer may require that the offeror acquire their shares if the offeror has acquired at least 95% of our issued share capital and represents at least 95% of the total voting rights in our general meeting. With regard to price, the same procedure as for takeover squeeze-out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.
Dissolution and liquidation
Under our articles of association, we may be dissolved by a resolution of the general meeting, subject to a proposal of the board of directors. In the event of a dissolution, the liquidation shall be effected by the board of directors, unless the general meeting decides otherwise. To the extent that any assets remain after payment of all debts, those assets shall be distributed to the holders of ordinary shares. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.
Dutch Financial Reporting Supervision Act
On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on the publicly known facts or circumstances, it has reason to doubt that the company’s financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.
Disclosure of Substantial Holdings
Any person who, directly or indirectly, acquires or disposes of an actual or deemed interest in the capital or voting rights of the company must forthwith notify the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held (or deemed held) by such person in the company reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.
A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in the company’s total outstanding share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published the company’s notification of the change in its outstanding share capital. The company is required to notify the AFM forthwith of the changes to its total share capital or voting rights if its issued share capital or voting rights changes by 1% or more since the company’s previous notification. The company must also notify the AFM within eight days after each quarter, in the event its share capital or voting rights changed by less than 1% in that relevant quarter since the company’s previous notification.
For the purpose of calculating the percentage of capital interest or voting rights under the rules outlined above, the following interests must, inter alia, be taken into account: (i) shares and voting rights directly held (or acquired or disposed of) by any person; (ii) shares and voting rights held (or acquired or disposed of) by such person’s controlled entity or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement; (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (iv) shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares; (v) shares that determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps; (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares that are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares. Special attribution rules apply to shares and voting rights that are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial owner were the legal holder of the shares.
For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).
Disclosure of Short Positions
Each person holding a gross short position in relation to our issued share capital that reaches, exceeds or falls below any one of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must forthwith give written notice to the AFM. If a person’s gross short position reaches, exceeds or falls below one of the above-mentioned thresholds as a result of a change in the company’s issued share capital, such person must make a notification not later than the fourth trading day after the AFM has published the company’s notification in the public register of the AFM.
In addition, any natural or legal person holding a net short position equal or exceeding 0.2% of the issued share capital of a Dutch listed company is required to notify such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% must also be notified, provided that the European Securities and Markets Authority has decided, in light of the COVID-19 pandemic, to temporarily lower the initial threshold of 0.2% to 0.1% until March 19, 2021 (subject to potential renewal of the extension). Each net short position exceeding 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public by the AFM. To calculate whether a natural person or legal person has a net short position, his short positions and long positions must be set off.

Market Abuse Rules
Insider dealing and market manipulation prohibitions
Pursuant to the European Market Abuse Regulation, no natural or legal person is permitted to: (i) engage or attempt to engage in insider dealing in financial instruments listed on a regulated market or for which a listing has been requested, such as the ordinary shares, (ii) recommend that another person engages in insider dealing or induce another person to engage in insider dealing or (iii) unlawfully disclose inside information relating to the ordinary shares or the company. Furthermore, no person may engage in or attempt to engage in market manipulation.
The Company has an Insider Code in place, that includes regulations in respect of the possession of and trading in the Company's shares or other financial instruments and the treatment of inside information.
Public disclosure of inside information
We are required to inform the public as soon as possible and in a manner that enables fast access and complete, correct and timely assessment of the information, of inside information which directly concerns the company. Pursuant to the European Market Abuse Regulation, inside information is information of a precise nature, which has not been made public, relating, directly or indirectly, to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments. An intermediate step in a protracted process can also be deemed to be inside information.
The company is required to post and maintain on its website all inside information for a period of at least five years. Under certain circumstances, the disclosure of inside information may be delayed, which needs to be notified to the AFM after the disclosure has been made. Upon request of the AFM, a written explanation needs to be provided setting out why a delay of the publication was considered permitted.
Insiders lists
The company and any person acting on its behalf or on its account are obligated to draw up an insiders’ list of officers, employees and other persons working for the company with access to inside information relating to the company, to promptly update the insider list and provide the insider list to the AFM upon its request. The company and any person acting on its behalf or on its account are obligated to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.
Directors' and Managers’ transactions
Any Director, or any other person discharging managerial responsibilities, is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to our ordinary shares or debt instruments of the company or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of a half-yearly report or the Annual Report or Annual Report on Form 20-F of the company. The Board shall announce which other periods in each financial year are deemed to be closed periods.
The company is required to draw up a list of all persons discharging managerial responsibilities and persons closely associated with them and notify persons discharging managerial responsibilities of their obligations in writing. Persons discharging managerial responsibilities are required to notify the persons closely associated with them of their obligations in writing.
Transactions by Directors
Each Director is responsible to notify the AFM without undue delay of any transactions relating to our ordinary shares. The AFM will disclose the transaction in the public register.
Non-compliance with Market Abuse Rules
In accordance with the Market Abuse Regulation, the AFM has the power to take appropriate administrative sanctions, such as fines, and/or other administrative measures in relation to possible infringements. Non-compliance with the market abuse rules set out above could also constitute an economic offense and/or a crime (misdrijf) and could lead to the imposition of administrative fines by the AFM. The public prosecutor could press criminal charges resulting in fines or imprisonment. If criminal charges are pressed, it is no longer allowed to impose administrative penalties and vice versa. The AFM shall in principle also publish any decision imposing an administrative sanction or measure in relation to an infringement of the Market Abuse Regulation.

Comparison of Dutch corporate law and our articles of association and U.S. corporate law
The following section provides, for information purposes, a non-exhaustive comparison between Dutch corporate law, which applies to us and our shareholders, respectively, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated. The section includes some additional matters not otherwise described in the preceding section and, if relevant, a brief explanation of the implementation of the related Dutch law provisions by Pharming.
Although we believe that the following summary is materially accurate, the summary is not intended to be exhaustive and is also subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code, and Delaware corporation law, including the Delaware General Corporation Law, both as may be amended from time to time.
Shareholder rights
Shareholder vote on certain reorganizations
The Netherlands. Under Dutch law, the general meeting must approve resolutions of the board of directors relating to a significant change in the identity or the character of the company or the business of the company, which includes:
•a transfer of the business or virtually the entire business to a third party;
•the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and
•the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.
Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger, and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.
Remuneration of directors
The Netherlands. Under Dutch law and our articles of association, a remuneration policy for our board of directors should be adopted by the general meeting upon the proposal of the board of directors. The remuneration policy shall be proposed for approval by the general meeting at least once every four years. A resolution to approve the remuneration policy requires a majority of at least seventy-five percent of the votes cast. On December 11, 2020, our shareholders adopted the proposed remuneration policy with a 99,28% majority of the votes cast. The full text of the adopted policy is published on our website (www.pharming.com/aboutus/corporategovernance).
The board of directors determines the remuneration of individual directors with due observance of the remuneration policy adopted by our shareholders.
Annually, our remuneration report detailing the implementation of our remuneration policy over the financial year concerned will be put to the general meeting for an advisory vote. Our executive directors may not participate in the discussions or decision-making regarding the remuneration of executive directors. A proposal by the board of directors with respect to remuneration schemes in the form of shares or rights to shares will be subject to the approval of the general meeting. This proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the board of directors and the criteria for granting or amendment.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.
Voting rights
The Netherlands. In accordance with Dutch law and our Articles of Association, each issued ordinary share confers the right to cast one vote at the general meeting. Each holder of shares may cast as many votes as it holds shares. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (usufruct; vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (usufruct; vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht).
In accordance with the Dutch Civil Code, the record date to establish which shareholders are entitled to attend and vote at the general meeting, shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.
Shareholder proposals
The Netherlands. Pursuant to our Articles of Association, extraordinary general meetings of shareholders will be held whenever required under Dutch law or whenever our board of directors deems such to be appropriate or necessary.
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our board of directors has not taken the steps necessary to ensure that such meeting can be held within eight weeks after the request, the requesting party/parties shall be authorized to convene such general meeting themselves with permission of the competent court.
Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our Articles of Association do not state such lower percentage.
Requests must be made in writing and received by the board of directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
A shareholder exercising its right to put an item on the agenda must notify the company, in its request, of the following information (in case the right is exercised by multiple shareholders, the information listed below may be aggregated):
a.the percentage of the issued share capital represented by the ordinary shares which are, or are deemed to be (under the applicable Dutch attribution rules), at the disposal of such shareholder; and
b.the percentage of the issued share capital represented by the financial instruments which are at the disposal of such shareholder and which constitute a short position with respect to ordinary shares.
In accordance with the Dutch Corporate Governance Code, a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (e.g. the removal of directors), the board of directors should be given the opportunity to invoke a reasonable response time of up to 180 days from the moment the board of directors is informed of the intentions of the shareholder(s). If invoked, the board of directors shall use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and shall explore alternatives.
At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least €2,000 in market value, or 1% of the corporation’s securities entitled to vote, and has owned such securities for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.
Action by written consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for publicly traded companies.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.
Appraisal rights
The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “Share Capital" and "Memorandum and Articles of Association.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.
Shareholder suits
The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.
Reference is made to the summary of the indemnification arrangements for the existing and former members of the Board of Directors and the Executive Officers in the paragraph 'Directors", under "Duties and liabilities of directors", in this section.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:
•a provision that our directors may only be removed at the general meeting by a resolution adopted with a majority of the votes cast, representing at least one third of our issued share capital; if the majority of the votes cast are cast in favor of the removal, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the removal may be resolved upon with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting;
•our directors being appointed on the basis of a binding nomination by our board of directors, which can only be overruled by the general meeting by a resolution adopted with the majority of the votes cast, provided such majority represents at least one third of the issued share capital; if the nomination is rejected by the majority of the votes cast, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the nomination may be rejected with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting; in that event, the board of directors shall make a new nomination; and
•requirements that certain matters, including an amendment of our articles of association or our dissolution, may only be brought to our shareholders for a vote upon a proposal by our board of directors.
At present, there are no anti-takeover measures in place at Pharming which would restrict the Company's shareholders from receiving information about, or from accepting or rejecting, a bid for their shares from any third party.
It is noted that the existing share-based incentive plans in place at Pharming, including share option plans and LTIP schemes, will vest automatically and unconditionally in the event of a change of control of the Company, in accordance with the terms thereof. However, the automatic vesting of the share-based incentive plans in the event of a change of control no longer applies for the members of the Board of Directors and the members of the Executive Committee, respectively, following the entering into force of the new remuneration policies governing these members on December 11, 2020, for the new incentive programs permitted by these policies.
According to these new remuneration policies, only in case of a change of control, approved by the General Meeting of Shareholders, becoming unconditional, the relevant Executive Director or Executive Officer will be entitled to pro-rata vesting of outstanding but unallocated shares for the performance period that has lapsed at that moment, subject to the achievement of the applicable performance measures and targets. The remaining shares will vest in accordance with the predetermined times (i.e. no accelerated vesting) subject to the achievement of the applicable performance measures and targets. Moreover, in case of an unsolicited change of control becoming unconditional, share-based incentive plans do not vest automatically as result of the change of control becoming unconditional.
In case of an event resulting in a change of control or in case of the announcement of a proposed formal public offer for the shares in the Company, the Board of Directors may decide to settle the allocated shares for the Executive Director and the Executive Officers, respectively, in cash.
Moreover, on January 14, 2020, the Company entered into a Subscription agreement under which the Company issued €125 million of convertible bonds due 2025 (the “Bonds”) to investors in the EU. Under this agreement, the conditions of the Bonds specify that in the event of a change of control of the Company, the conversion price of the Bonds at which they may be converted into Pharming shares may change, depending on the time elapsed between initiation of the Bonds and the date of the change of control relative to the normal repayment date of the Bonds in 2025. Such a provision is standard for bond instruments of this kind.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects

Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
•the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;
•after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or
•after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.
A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. In most cases, such an amendment is not effective until 12 months following its adoption.
Delivery of information to shareholders
The Netherlands. The board of directors provides the general meeting, within a reasonable amount of time with all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our company. If the board of directors invokes such an overriding interest, it must give reasons.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.
Removal of directors

The Netherlands. Under our Articles of Association, the general meeting shall at all times be entitled to suspend or remove a director. The general meeting may only adopt a resolution to suspend or remove a director by with a majority of the votes cast, representing at least one third the issued share capital. If the majority of the votes cast are in favor of the proposal to suspend or remove a director, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the director concerned may be suspended or removed with a majority of the votes cast.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Issuance of shares

The Netherlands. Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the board of directors, for a period not exceeding five years, upon proposal of the board of directors.

As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 to July 20, 2021, to issue shares and grant rights to acquire shares up to 10% of the issued share capital as per the moment of the resolution of the board of directors to issue shares and/or grant rights to acquire shares. As acknowledged by our shareholders on December 11, 2020, this authorization shall be considered to have been granted to our board of directors. Our board of directors will submit to the general meeting of shareholders scheduled for May 19, 2021, a proposal for a renewal of the authorization, as summarized in the preceding sentences, for a period of 18 months, starting as of May 19, 2021.

Delaware. All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.
Preemptive rights of shareholders

The Netherlands. Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting upon proposal of the board of directors.
The board of directors may restrict or exclude the preemptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting.
As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 to July 20, 2021, to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the board of directors is authorized to resolve upon (see above under “Issuance of shares”). As acknowledged by our shareholders on December 11, 2020, this authorization shall be considered to have been granted to our board of directors. Our board of directors will submit to the general meeting of shareholders scheduled for May 19, 2021, a proposal for a renewal of the authorization, as summarized in the preceding sentences, for a period of 18 months, starting as of May 19, 2021.

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.
Repurchase of shares

The Netherlands. Under Dutch law, when issuing shares, a public company with limited liability such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital.
A listed public company with limited liability such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then current issued share capital. Such company may only acquire its own shares if its general meeting has granted the board of directors the authority to effect such acquisitions.
An acquisition of ordinary shares for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months after our initial public offering and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. Authorization is not required for the acquisition of ordinary shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our board of directors.
As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 until July 20, 2021, to repurchase not more than 10% of the issued share capital, for a price not less than the nominal value and not exceeding 100% of the average final closing rates as listed in the Official Price Gazette of Euronext Amsterdam N.V. during five consecutive days prior to the date of repurchase (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us). As acknowledged by our shareholders on December 11, 2020, this authorization shall be considered to have been granted to our board of directors. These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans. Our board of directors will submit to the general meeting of shareholders scheduled for May 19, 2021, a proposal for a renewal of the authorization, as summarized in the preceding sentences, for a period of 18 months, starting as of May 19, 2021.
No authorization of the general meeting is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Dividends and other distributions

The Netherlands. We may only make distributions to our shareholders if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by our articles of association from time to time. Our board of directors may decide that all or part of our profits shall be added to our reserves and any remaining profit will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to restrictions of Dutch law.
We only make a distribution of profits to our shareholders after the adoption of our annual accounts demonstrating that such distribution is permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.
Dividends and other distributions shall be payable ultimately fourteen days after the resolution to make the distribution. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).
Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.
It is noted that the Company has never declared or paid dividends on its ordinary shares since the ordinary shares were listed on Euronext Amsterdam, and that the board of directors does not anticipate paying dividends in the foreseeable future.

The information set forth in the prospectus included in the Registration Statement on Form F-1 (333-250984) that we filed with the SEC on December 17, 2020 under the caption "Description of Share Capital and Articles of Association",as further supplemented by Exhibit 4.3 to this Annual Report (''Description of Securities''), is incorporated by reference.
C. Material Contracts

Material Agreements
Novartis Development Collaboration and License Agreement
On August 12, 2019, we entered into a License Agreement, or the Novartis License Agreement, with Novartis International Pharmaceutical AG, or Novartis, pursuant to which Novartis granted to us an exclusive license to develop and commercialize leniolisib (CDZ173), a small molecule phosphoinositide 3-kinase delta (PI3K) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome, or APDS. Under the terms of the agreement, the license is exclusive even as to Novartis and its affiliates, and we are permitted to sublicense the exclusive license, pursuant to the terms of the agreement. Effective May 8, 2020, Novartis International Pharmaceutical AG merged into Novartis Pharma AG. As a result, all assets and liabilities of Novartis International Pharmaceutical AG, including the Novartis License Agreement, became assets and liabilities of Novartis Pharma AG.
Under the terms of the Novartis License Agreement, we made an upfront payment of $20 million to Novartis in August 2019. Novartis has completed all the preclinical and clinical work to date and will continue to run the ongoing registration-enabling trial and the ongoing open label extension study. We are working alongside Novartis to complete enrollment of the ongoing registration enabling trial. If approved, we will plan to commercialize leniolisib through our existing commercial infrastructure in the United States and Europe and expect to look for ways to make the drug available in other markets worldwide. Pursuant to the agreement, we agreed to make certain milestone payments to Novartis in an aggregate amount of up to $200 million upon (i) the completion of certain regulatory milestones and (ii) the achievement of certain leniolisib sales milestones. We also agreed to make tiered royalty payments to Novartis, calculated as low double-digit to high-teen percentage of net sales of leniolisib.
The agreement will terminate on a licensed product-by-licensed product and country-by-country basis upon the expiration of the royalty term for such licensed product in such country, and will terminate in its entirety upon the expiration of the royalty term with respect to the last licensed product then being developed, manufactured or commercialized in all countries of the territory. The royalty term ends on the last to occur of (i) the expiration of the last to expire valid claim of the licensed patents that covers such licensed product in such country; (ii) the expiration of any regulatory exclusivity for such licensed product in such country; or (iii) the ten (10) year anniversary of the first commercial sale of the licensed product in such country. Either party may terminate the agreement upon a material breach by the other party that is not cured within a specified period after receiving written notice. We have the right to terminate the agreement for any reason upon specified prior written notice to Novartis.
Valeant Asset Purchase Agreement
On August 9, 2016, we entered into an Asset Purchase Agreement with Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l., Valeant Pharmaceuticals North America LLC and Pharming Americas B.V.. Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l. and Valeant Pharmaceuticals North America LLC are referred to as Sellers. Pursuant to the Asset Purchase Agreement, we acquired all North American commercialisation rights for our own product RUCONEST® from the Sellers. Bausch Health Companies Inc. (formerly Valeant Pharmaceuticals International, Inc.) Valeant Pharmaceuticals International, Inc., the parent company of the Sellers, changed its name in 2018 to Bausch Health Companies, Inc. after it acquired Bausch & Lomb. Under the terms of the Asset Purchase Agreement, we have paid an upfront amount of US$60 million and agreed to pay future amounts up to a further US$65 million based on achievement of sales milestones, of which $40 million have already been paid. In the fourth quarter of 2019, we achieved the sales level which triggered the second US$20 million milestone payment to Bausch Health Companies Inc., which was paid in February 2020. In 2020 the last sales milestone was achieved.

Accordingly Pharming will pay the last milestone in 2021 of €20.4 million (US$25 million) to reach the US$65 million based on achievement of sales milestones. The last payment as such is no longer an estimate.

D. Exchange Controls
Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott, anti-money-laundering or anti-terrorism regulations and similar rules. There are no special restrictions in the articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.
E. Taxation

MATERIAL INCOME TAX CONSIDERATIONS
The following summary contains a description of material Dutch and U.S. federal income tax considerations of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax considerations to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax considerations, , any U.S. federal non-income tax considerations such as estate or gift tax considerations, alternative minimum tax considerations, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451 (b) of the Code, and tax considerations applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies, and certain other financial institutions;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S.     dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities or government organizations;
•S corporations, partnerships, or other entities or arrangements classified as partnerships or pass-throughs or U.S. federal income tax purposes (and investors therein);
•regulated investment companies, real estate investment trusts, corporations that accumulate income to avoid U.S. federal income tax;
•persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons that own or are deemed to own (including by attribution) ten percent or more of our shares (by vote or value); and
•persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax considerations of holding and disposing of ordinary shares or ADSs.
The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the Netherlands and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:
•an individual who is a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.
Passive Foreign Investment Company Rules
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
•at least 75% of its gross income is passive income (such as interest income); or
•at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).
•For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).
Based on the estimated composition of our income, assets, operations and market capitalization for 2020, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2020. However, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (1) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules , or (2) the U.S. Holder (A) makes a “QEF Election” (defined below) or (B) is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (1) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (2) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.
If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our subsidiaries.
If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We have applied to list our ADSs on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs are listed on Nasdaq and are regularly traded we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower- tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an Annual Report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the Annual Report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the Annual Report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.
Taxation of Distributions
Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Non corporate U.S. holders may qualify for the preferential rates of taxation applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ADSs if we are a “qualified foreign corporation.” A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty), or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Therefore, subject to the discussion under “Passive Foreign Investment Company Rules,” above, if the Treaty is applicable, or if the ADSs are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of non-corporate U.S. holders eligible for the preferential tax rates, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or Other Taxable Disposition of Ordinary Shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. U.S. Holders should consult their tax advisors regarding the tax consequences if foreign taxes are imposed on a taxable disposition of ordinary shares and their ability to credit such foreign tax against their US federal income tax liability.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S.

Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

Material Dutch Tax Considerations
General
The following is a general summary of certain material Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our ordinary shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should be treated with corresponding caution.
This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.
This discussion is for general information purposes only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or ADSs. Holders or prospective holders of our ordinary shares or ADSs should consult their own tax advisors regarding the Dutch tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or ADSs in light of their particular circumstances.
Please note that this summary does not describe the Dutch tax consequences for:
i.holders of ordinary shares or ADSs if such holders, and in the case of individuals, such holder’s partner or certain of its relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
ii.holders of ordinary shares or ADSs, if the ordinary shares or ADSs held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);
iii.pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
iv.holders of ordinary shares or ADSs who are individuals for whom the ordinary shares or ADSs or any benefit derived from the ordinary shares or ADSs are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).
Withholding tax
Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of ordinary shares or ADSs.
The expression “dividends distributed” includes, among other things:
•distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
•liquidation proceeds, proceeds of redemption of ordinary shares or ADSs, or proceeds of the repurchase of ordinary shares or ADSs by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares or ADSs as recognized for Dutch dividend withholding tax purposes;
•an amount equal to the par value of ordinary shares or ADSs issued or an increase of the par value of ordinary shares or ADSs, to the extent that it does not appear that a contribution recognized for Dutch dividend withholding tax purposes has been made or will be made; and
•partial repayment of the paid-in capital, recognized Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the company’s articles of association.
Individuals and corporate legal entities who are resident or deemed to be resident of the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities”, as the case may be), generally are entitled to an exemption of or a credit for any Dutch dividend withholding tax against their income tax or corporate income tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally applies to holders of ordinary shares or ADSs that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares or ADSs are attributable to a Dutch permanent establishment of such non-resident holder.
A holder of ordinary shares or ADSs resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation or a double taxation convention in effect between the Netherlands and such other country.

Remittance to the Dutch tax authorities
In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:
•3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and
•3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by the company) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.
Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed by us.
Dividend stripping
Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the

Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.
Taxes on income and capital gains
Dutch Resident Entities
Generally speaking, if the holder of ordinary shares or ADSs is a Dutch Resident Entity, any payment under the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is subject to Dutch corporate income tax at a rate of 16.5% with respect to taxable profits up to €200,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2020).
Dutch Resident Individuals
If the holder of ordinary shares or ADSs is a Dutch Resident Individual, any payment on the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2020), if:
i.the ordinary shares or ADSs are attributable to an enterprise from which the holder of ordinary shares or ADSs derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or
ii.the holder of ordinary shares or ADSs is considered to perform activities with respect to the ordinary shares or ADSs that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ordinary shares or ADSs that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).
If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares or ADSs, such holder will be taxed annually on a deemed return (with a maximum of 5.28% in 2020) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 30%. Actual income, gains or losses in respect of the ordinary shares or ADSs are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. The ordinary shares or ADSs are included as investment assets. For the net investment assets on January 1, 2020, the deemed return ranges from 1.7893% up to 5.28% (depending on the aggregate amount of the net investment assets of the individual on January 1, 2020). The deemed return will be adjusted annually on the basis of historic market yields.
Non-residents of the Netherlands
A holder of ordinary shares or ADSs that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the ordinary shares or ADSs or in respect of any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs, provided that:
i.such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares or ADSs are attributable; and
ii.in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares or ADSs that go beyond ordinary asset management and does not derive benefits from the ordinary shares or ADSs that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes
Residents of the Netherlands
Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares or ADSs by way of a gift by, or on the death of, a holder of such ordinary shares or ADSs who is resident or deemed resident of the Netherlands at the time of the gift or the holder’s death.
Non-residents of the Netherlands
No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares or ADSs by way of gift by, or on the death of, a holder of ordinary shares or ADSs who is neither resident nor deemed to be resident of the Netherlands, unless:
i.in the case of a gift of ordinary shares or ADSs by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or
ii.the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Value added tax (VAT)
No Dutch VAT will be payable by a holder of ordinary shares or ADSs in respect of any payment in consideration for the ownership or disposition of the ordinary shares or ADSs.
Other taxes and duties
No Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares or ADSs in respect of any payment in consideration for the ownership or disposition of the ordinary shares or ADSs.
F. Dividends and paying agents

Not applicable.
G. Statement by experts

Not applicable.
H. Documents on display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.pharming.com. The information contained on our website is not incorporated by reference in this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

Documents concerning our company referred to in this Annual Report on Form 20-F may be viewed by appointment during normal business hours at our registered and records office at 10 Independence Blvd, 4th floor, Warren, New Jersey 07059.

I.Subsidiary Information
Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures about Market Risk
Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. Refer to note 28 to the Annual Financial Statements.

Item 12. Description of Securities Other than Equity Securities
A.Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other securities
Not applicable.
D. American depositary shares

Fees and Expenses
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
•an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
•a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
•stock transfer or other taxes and other governmental charges;
•cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
•transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A., or the Bank, and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.
The foreign exchange rate applied to an foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of an foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.
Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on www.adr.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on www.adr.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.
The fees and charges described above may be amended from time to time by agreement between us and the depositary.
The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes
ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the SAT Circular 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.
As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

The information set forth in the prospectus included in the Registration Statement on Form F-1 (333-250984) that we filed with the SEC on December 17, 2020 under the caption "Description of Share Capital and Articles of Association",as further supplemented by Exhibit 4.3 to this Annual Report (''Description of Securities''), is incorporated by reference.

Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures

A.Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.
Based on such evaluation, due to the material weakness in our internal control over financial reporting described below, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2020.

B.Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.Internal Control over Financial Reporting
In connection with the preparation of our financial statements for the year ended December 31, 2020, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have identified material weaknesses across each of the five components of the COSO framework at the entity level and accordingly, across our business and IT processes:

•Control Environment and Risk Assessment – We did not have an effective control environment with the structure necessary for effective internal controls over financial reporting. Further, we did not maintain a formalized risk assessment that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to the risks.

•Control activities - Although we do have oversight and compliance processes in place, these processes are currently not sufficiently formalized as controls to identify and address the risks of material misstatements and risks arising from IT. Where such control activities exist, there are no formalized control descriptions for our relevant controls to evaluate the design and operating effectiveness. In addition, where control activities are dependent on ''Information Used in a Control'', we do not perform or document controls to determine the completeness and accuracy of such information.

•Information & Communication – We did not maintain sufficient controls over IT systems to ensure that information used in financial reporting was timely, accurate, complete, protected and verifiable and we did not have sufficient processes and controls in place to enable appropriate disclosure of such information in our financial reporting processes.

•Monitoring – As no formalized risk assessment and internal control framework (including detailed descriptions of the control activities) were in place, we also did not have controls in place to monitor control activities and identify control deficiencies.
We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. We are in the process of hiring new accounting and internal control staff. We are also currently in the process of finalizing a risk assessment framework and scoping to identify key processes and controls that will require additional enhanced controls to be designed and implemented.
As we implement these remediation efforts and continue to evaluate and work to improve our internal control over financial reporting, our management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses. Management may also determine that it is necessary to modify the above mentioned remediation efforts depending on the circumstances and Company needs. We cannot assure you that these remediation efforts will be successful or that its internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluations of internal control over financial report.

D.Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies and due to an exemption for emerging growth companies provided in the JOBS Act.

E.Changes in Control over Financial Reporting
The changes that we have made that have materially affected or reasonably likely to have a material effect on our internal control over financial reporting are described above.

Item 16 A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Aad de Winter, LLM, the Chairman of the Audit Committee, is an "audit committee financial expert" as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr de Winter is independent, as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16 B. CODE OF ETHICS
We have adopted a Code of Business Conduct & Ethics, or Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our Executive Committee members, Board of Directors members and our affiliates and employees. The full text of the Code of Conduct is available on our website at https://www.pharming.com. The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Conduct for members of our Executive Committee or Board of Directors will be made only after approval by our Executive Committee and will be disclosed on our website promptly following the date of such amendment or waiver.

Item 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Accountants B.V. has served as our independent registered public accounting firm for 2020 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Amounts in € ‘000	2020	2019
Audit fees	(1,073)	(616)
Audit-related fees	(593)	—
Tax fees	—	—
Other fees	—	—
Total	(1,666)	(616)

"Audit Fees" consist of fees billed for the annual audit of our consolidated financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the U.S. Securities and Exchange Commission (''SEC''). For the fiscal year ended December 31, 2020, and 2019, the aggregate fees billed for audit services by Deloitte Accountants B.V. were €1.1 million and €0.6 million respectively.

"Audit-related Fees" consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures. For the fiscal year ended December 31, 2020, and 2019, the aggregate fees billed for audit related services by Deloitte Accountants B.V. were €0.6 million and €nil, respectively. The increase of fees in 2020 compared to 2019 is related to the IPO in December 2020.

"Tax Fees" consist of tax consultations, such as advice in connection with employees' taxation arising from share-based compensation. For the fiscal years ended December 31, 2020 and 2019, the aggregate fees billed for tax compliance and tax planning by Deloitte Accountants B.V. were €nil and €nil respectively.

"Other Fees" consist of advisory services such as the adoption or application of IFRS. For the fiscal years ended December 31, 2020 and 2019, the aggregate fees billed by Deloitte Accountants B.V. for other non-audit professional services, other than those services listed above, were €nil and €nil respectively.

Pre-Approval Policies and Procedures
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The audit committee reviewed and discussed the external auditor’s 2020 audit plan, including the proposed fees, and the management letter, verifying in particular the effectiveness of the internal risk controls and external audit processes in managing risks across the company. The audit committee approved the 2020 audit plan at the meeting held on July 29, 2020. The 2020 audit plan and the management letter were also shared and discussed with the full Board.
In accordance with the audit committee charter, as published on the Company's website (www.pharming.com/aboutus/corporategovernance), the Audit Committee monitors compliance with the Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm. Accordingly, the audit committee shall pre-approve all audit services to be provided to the Company, and all other services (review, attest and non-audit) to be provided to the Company by the external auditor, to the extent permitted under applicable law, provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. The audit committee did not have to approve non-audit services by Deloitte in 2020.

The audit committee evaluated in 2020 the performance by Deloitte Accountants B.V. (Deloitte) of its duties as external auditor for the financial year 2019. The audit committee concluded at the time to recommend to the (former) Board of Supervisory Directors to approve the nomination of Deloitte, as external auditor for the financial year 2020, to the general meeting of shareholders. The Board of Supervisory Directors followed the audit committee's recommendation and, as a result, Deloitte was appointed and instructed by the annual general meeting of shareholders held on May 20, 2020 to examine the Annual Report for the financial year 2020, to report to the Board of Supervisory Directors and the Board of Management (currently, the Board of Directors), and to issue an auditor’s report.

Item 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Item 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

Item 16 F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

Item 16 G. CORPORATE GOVERNANCE

Foreign Private Issuer Exemption
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we have chosen, or may decide to choose, to take advantage of the following limited exemptions:
•Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;
•Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of conduct and ethics to directors and officers;
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•Exemption from the requirement that our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of director’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.
Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule

5605(c) (3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).
We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Dutch requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
For an overview of some specific differences between corporate governance principles for a Netherlands public company, such as Pharming, and those that are applicable to a Delaware corporation, see sections “Share Capital" and "Articles of Association”. These sections also summarize, if relevant, the implementation by Pharming of the corporate governance principles in accordance with Dutch law and the Dutch Corporate Governance Code. Finally, reference is made to the sections "Organizational Structure" and "Directors and Senior Management" for more details on Pharming's group structure and corporate governance structure. All referenced sections are incorporated in this section by reference.

Item 16 H. MINE SAFETY DISCLOSURE
Not applicable.

Item 17 FINANCIAL STATEMENTS
See Item 18.

Item 18 FINANCIAL STATEMENTS
See pages F‑1 through F‑59 of this Annual Report.

Item 19 EXHIBITS
EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Schedule/form	File Number	Exhibit	File Date (mm/dd/yyyy)
3.1	Amended and Restated Articles of Association of Pharming Group N.V. effective as of December 11, 2020 (English translation)	Form F-1/A	333-250984	3.1	12/17/2020
3.2	Board Rules of Pharming Group N.V.	Form F-1	333-250984	3.2	11/25/2020
4.1	Form of Deposit Agreement	Form F-1/A	333-250984	4.1	12/17/2020
4.2	Form of American Depositary Receipt (included in exhibit 4.1)	Form F-1/A	333-250984	4.1	12/17/2020
4.3	Description of Securities.
10.1	Revised Stock Option Plan for Employees	Form F-1/A	333-250984	10.1	12/17/2020
10.3†+	License Agreement, by and between the registrant and Novartis International Pharmaceutical AG, dated August 12, 2019	Form F-1	333-250984	10.5	11/25/2020
10.4	Form of Indemnity Agreement between the registrant and its directors and executive officers	Form F-1	333-250984	10.8	11/25/2020
10.5†	Asset Purchase Agreement, dated as of August 9, 2016, by and among Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l., Valeant Pharmaceuticals North America LLC, the Registrant and Pharming Americas B.V.	Form F-1/A	333-250984	10.5	12/17/2020
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1	Subsidiaries of the registrant	Form F-1	333-250984	21.1	11/25/2020

† Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined they are not material and would likely cause competitive harm to the registrant if publicly disclosed.
+ Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.
# Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Pharming Group N.V.

/s/ Sijmen de Vries, MD MBA
——————————————
By: Sijmen de Vries, MD MBA
Title: Chief Executive Officer
Date: April 7, 2021

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2020, 2019, and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pharming Group N.V. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, the consolidated statements of comprehensive income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenues and trade and other payables. Rebate Accruals in the U.S. - Refer to Notes 2.4, 2.5, 4 and 21 to the financial statements
Critical Audit Matter Description
The Company recognized revenues from product sales in the United States (“U.S.”) totaling EUR 177.4 million for the year ended December 31, 2020, and a payable of EUR 12.1 million relating to government and other insurance programs as at December 31, 2020. The sales in the United States are subject to rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers, which are referred to as gross-to-net adjustments, mainly U.S. Medicaid (“U.S. revenue rebate accrual”). These are accounted for on an estimated basis.
The U.S. revenue rebates related liability involves the use of significant assumptions and judgments in its calculation. These significant assumptions and judgments include historical claims experience, unbilled claims, and claims submission time lags. Given the complexity of this estimate, together with the limited amount of historical data available and judgments necessary to develop this estimate, and the internal control over financial reporting deficiencies identified, auditing this estimate required both extensive audit effort due to the complexity of the estimation and a high degree of auditor judgment when performing auditing procedures and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions and judgments made by the Board of Directors in estimating the U.S. revenue rebate accrual included the following, amongst others:
•We evaluated the appropriateness and consistency of the Company’s methods and assumptions used to calculate the U.S. revenue rebate accrual.
•We tested mathematical accuracy of the U.S. revenue rebate accrual calculation.
•We tested significant assumptions and key inputs used to calculate the U.S. revenue rebate accrual, namely, testing rebate claims received during the financial year against source documentation and assessing the reasonableness of the Board of Directors’ forecast of reclaimed vials by comparing to historical claims.
•We evaluated the Company’s ability to estimate U.S. revenue rebate accrual accurately by comparing actual amounts incurred for U.S. revenue rebate accrual to historical estimates.
•We created data visualizations to compare recorded U.S. revenue rebate accrual against historic data and followed up on any unusual trends.
Intangible Assets – Termination of SOBI distribution agreement — Refer to Notes 2.5 and 10 to the financial statements
Critical Audit Matter Description
Prior to January 1, 2020, the license to distribute RUCONEST® in mainly European countries was held by Swedish Orphan Biovitrum International AB (“SOBI”) as a result of a license agreement entered into between the Company and SOBI.
On December 29, 2019, the Company entered into a contract with SOBI to terminate the distribution agreement by means of the termination, settlement, and services agreement effective as of January 1, 2020 (together “the agreement”). The contract consideration was EUR 7.5 million. The Company accounted for the transaction as an acquisition of an intangible asset under IAS 38 – “Intangible Assets” and recognized a re-acquired license amount of EUR 7.5 million. The determination of the accounting treatment of the acquisition required the Board of Directors to use a high degree of judgment in determining whether the transaction should be recognized as an intangible asset (under IAS 38 – “Intangible Assets”) or whether a business was acquired (under IFRS 3 – “Business Combinations”).
Given the determination of the accounting treatment required a high degree of judgment by the Board of Directors, performing audit procedures to evaluate the reasonableness of these, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our technical accounting specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the judgment in evaluating the applicable accounting standards for the transaction included the following, amongst others:
•We read the applicable contracts and compared the terms to the facts applied by the Board of Directors in its analysis of the accounting treatment.
•We tested the accuracy of the recorded amounts, by tracing to contractual terms and payments.

•We read the minutes of the Board of Directors and other communications with SOBI, to assess the assumptions included by the Board of Directors within their determination of the accounting treatment.
•With the assistance of our technical accounting specialists, we evaluated the reasonableness of the Board of Directors’ judgement that the agreement should be accounted for under IAS 38 - “Intangible Assets” instead of IFRS 3 - “Business Combinations” and the compliance of such judgements with the applicable IFRS. Our procedures included verifying whether there were any processes or groups of processes transferred under the agreement and evaluation of the nature of such processes to determine whether these would be deemed substantive. We also evaluated the recognition criteria under IAS 38 - “Intangible Assets” including an assessment as to whether such assets were deemed identifiable and evidence that these would provide future economic benefits.

/s/ Deloitte Accountants B.V.
Amsterdam, The Netherlands, April 7, 2021

We have served as the Company's auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Pharming N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Pharming N.V. and its subsidiaries (the "Company'') for the year ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter
As discussed in note 2.1 to the consolidated financial statements, the Company has described the possible impact and consequences of the corona virus (COVID-19) on the company and the environment in which the company operates as well as the measures taken and planned to deal with these events or circumstances.
/s/ R.M.N. Admiraal RA

PricewaterhouseCoopers Accountants N.V.
Eindhoven, the Netherlands
October 14, 2020
We served as the Company's auditor from 2008 to 2020.

CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31,

Amounts in € ‘000	notes	2020	2019	2018

Revenues	4	185,694	169,022	135,130
Costs of sales	6	(20,601)	(21,355)	(22,180)
Gross profit		165,093	147,667	112,950
Other income	5	1,601	435	684
Research and development		(33,712)	(28,368)	(28,882)
General and administrative		(21,079)	(18,913)	(12,221)
Marketing and sales		(45,164)	(39,914)	(34,539)
Other operating costs	6	(99,955)	(87,195)	(75,642)
Operating profit		66,739	60,907	37,992
Fair value gain (loss) on revaluation derivatives	7	60	(209)	(495)
Other finance income	8	626	1,011	18
Other finance expenses	8	(29,151)	(15,259)	(36,658)
Finance cost, net		(28,465)	(14,457)	(37,135)
Share of net profits in associates using the equity method	13	317	229	—
Profit before tax		38,591	46,679	857
Income tax credit (expense)	9	(5,556)	(10,484)	24,136
Profit for the year		33,035	36,195	24,993
Basic earnings per share (€)	29	0.051	0.058	0.041
Diluted earnings per share (€)	29	0.048	0.054	0.038
The notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31,

Amounts in € ‘000	2020	2019	2018
Profit for the year	33,035	36,195	24,993
Currency translation differences	(17)	(39)	348
Items that may be subsequently reclassified to profit or loss	(17)	(39)	348
Other comprehensive income (loss), net of tax	(17)	(39)	348
Total comprehensive income for the year	33,018	36,156	25,341
The notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
For the year ended December 31,

Amounts in € ‘000	notes	2020	2019
Non-current assets
Intangible assets	10	76,615	70,809
Property, plant and equipment	11	9,956	8,553
Right-of-use assets	12	7,676	5,979
Deferred tax assets	9	25,957	28,590
Investment accounted for using the equity method	13	5,796	5,508
Restricted cash	14	415	2,268
Total non-current assets		126,415	121,707
Current assets
Inventories	15	17,229	14,467
Trade and other receivables	16	29,236	25,737
Restricted cash	14	810	—
Cash and cash equivalents	14	167,068	66,299
Total current assets		214,343	106,503
Total assets		340,758	228,210

Equity
Share capital		6,388	6,313
Share premium		396,799	392,266
Legal reserves		4,341	3,718
Accumulated deficit		(258,151)	(297,618)
Shareholders’ equity		149,377	104,679
Non-current liabilities
Convertible bonds	17	121,927	—
Lease liabilities	19	6,702	4,363
Other financial liabilities	26	173	17,282
Total non-current liabilities		128,802	21,645
Current liabilities
Convertible bonds	17	1,661	—
Loans and borrowings	18	—	45,590
Derivative financial liabilities	20	147	268
Trade and other payables	21	38,816	36,247
Lease liabilities	19	1,598	1,946
Other financial liabilities	26	20,357	17,835
Total current liabilities		62,579	101,886
Total equity and liabilities		340,758	228,210
The notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended December 31,

Amounts in € ‘000	Number of shares (in '000)	Share capital	Share premium
Balance at 1 January 2018	579,015	5,790	363,818
Profit for the year	—	—	—
Other comprehensive income (loss) for the year	—	—	—
Total comprehensive income (loss) for the year	—	—	—
Legal reserves	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	1,625	16	1,284
Shares issued for cash/ conversion of bonds	2,746	28	3,117
Warrants exercised/ issued	11,122	111	6,031
Options exercised / LTIP shares issued	26,993	270	13,275
Total transactions with owners, recognised directly in equity	42,486	425	23,707
Balance at December 31, 2018	621,501	6,215	387,525
Profit for the year		—	—
Other comprehensive income (loss) for the year		—	—
Total comprehensive income (loss) for the year		—	—
Legal reserves	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	6	—	6
Shares issued for cash/ conversion of bonds	1,662	17	228
Warrants exercised/ issued	240	2	234
Options exercised / LTIP shares issued	7,914	79	4,273
Total transactions with owners, recognized directly in equity	9,822	98	4,741
Balance at December 31, 2019	631,323	6,313	392,266
Profit for the year		—	—
Other comprehensive income (loss) for the year		—	—
Total comprehensive income (loss) for the year		—	—
Legal reserves	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	34	0	45
Value conversion rights of convertible bonds	—	—	—
Warrants exercised	60	1	78
Options exercised / LTIP shares issued	7,404	74	4,410
Total transactions with owners, recognized directly in equity	7,498	75	4,533
Balance at December 31, 2020	638,821	6,388	396,799
The notes are an integral part of these financial statements.

		Legal reserves
Amounts in € ‘000	Reserve participating interest	Capitalized development cost	Translation reserve	Accumulated deficit	Total equity

Balance at January 1, 2018	—	—	(938)	(352,560)	16,110
Result for the year	—	—	—	24,993	24,993
Other comprehensive income (loss) for the year	—	—	348	—	348
Total comprehensive income (loss) for the year	—	—	—	24,993	25,341
Legal reserves	—	2,237	—	(2,237)	—
Share-based compensation	—	—	—	3,889	3,889
Bonuses settled in shares	—	—	—	(1,964)	(664)
Shares issued for cash/ conversion of bonds	—	—	—	—	3,145
Warrants exercised/ issued	—	—	—	—	6,142
Options exercised	—	—	—	(5,757)	7,788
Total transactions with owners, recognised directly in equity	—	2,237	—	(6,069)	20,300
Balance at December 31, 2018	—	2,237	(590)	(333,636)	61,751
Profit for the year	—	—		36,195	36,195
Other comprehensive income (loss) for the year	—	—	(39)	—	(39)
Total comprehensive income (loss) for the year	—	—	(39)	36,195	36,156
Legal reserves	—	2,110	—	(2,110)	—
Share-based compensation	—	—	—	3,825	3,825
Bonuses settled in shares	—	—	—	—	6
Shares issued for cash/ conversion of bonds	—	—	—	(245)	—
Warrants exercised/ issued	—	—	—	—	236
Options exercised / LTIP shares issued	—	—	—	(1,647)	2,705
Total transactions with owners, recognized directly in equity	—	2,110	—	(177)	6,772
Balance at December 31, 2019	—	4,347	(629)	(297,618)	104,679
Profit for the year	—	—	—	33,035	33,035
Other comprehensive income (loss) for the year	—	—	(17)	—	(17)
Total comprehensive income (loss) for the year	—	—	(17)	33,035	33,018
Legal reserves	544	96	—	(640)	—
Income tax credit from excess tax deductions related to share-based payments	—	—	—	2,066	2,066
Share-based compensation	—	—	—	5,721	5,721
Bonuses settled in shares	—	—	—	—	45
Value conversion rights of convertible bonds	—	—	—	1,405	1,405
Warrants exercised	—	—	—	—	79
Options exercised / LTIP shares issued	—	—	—	(2,120)	2,364
Total transactions with owners, recognized directly in equity	544	96	—	6,432	11,680
Balance at December 31, 2020	544	4,443	(646)	(258,151)	149,377
The notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31,

Amounts in €’000	notes	2020	2019	2018
Profit before tax		38,591	46,679	857
Non-cash adjustments:
Depreciation, amortization, impairment	6, 10, 11, 12	7,276	5,177	6,559

Equity settled share based payments	22	5,721	3,825	3,270
Non-current assets		—	—	1,315
Fair value gain (loss) on revaluation of derivatives	7	(60)	209	495
Other finance income	8	(624)	(1,011)	(18)
Other finance expenses	8	29,151	15,259	36,658
Share of net profits in associates using the equity method	13	(317)	(229)	—
Other		(1,421)	(39)	(2,413)
Operating cash flows before changes in working capital		78,317	69,870	46,723

Changes in working capital:
Inventories	15	(2,762)	3,067	1,019
Trade and other receivables	16	(3,499)	(8,492)	(6,554)
Payables and other current liabilities	21	2,569	8,677	1,391
Restricted cash	14	1,043	(1,064)	132
Release contract liabilities		—	(1,467)	(804)
Total changes in working capital		(2,649)	721	(4,816)

Interest received	8	626	1,011	18
Income taxes paid	9	(2,326)	(5,098)	(1,417)

Net cash flows generated from (used in) operating activities		73,968	66,504	40,508
Capital expenditure for property, plant and equipment	11	(4,076)	(2,362)	(2,496)
Investment intangible assets	10	(7,929)	(1,650)	(1,273)
Investment associate	13	(288)	(2,503)	—
Acquisition of license	10	(1,385)	(18,702)	—
Net cash flows used in investing activities		(13,678)	(25,217)	(3,769)
Repayment on loans and borrowings	18	(50,088)	(31,406)	(15,137)
Payment on contingent consideration	26	(18,136)	(17,634)	—
Payment of lease liabilities		(1,913)	(1,967)	—
Redemption Bonds		—	—	(2,257)
Proceeds of issued convertible bond	17	125,000	—	—
Transaction costs related to issued convertible bond	17	(2,318)	—	—
Interests on loans	17,18	(1,875)	(8,418)	(11,063)
Proceeds of equity and warrants		2,443	2,778	10,496
Net cash flows generated from (used in) financing activities		53,113	(56,647)	(17,961)

Increase (decrease) of cash		113,403	(15,360)	18,778
Exchange rate effects		(12,634)	1,348	2,876

Cash and cash equivalents at January 1,	14	66,299	80,311	58,657

Total cash and cash equivalents at December 31		167,068	66,299	80,311
The notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.CORPORATE INFORMATION
Pharming Group N.V. (hereafter "the Company", "the Group" or "Pharming") is a specialty pharmaceutical company developing innovative products for the safe, effective treatment of rare diseases and unmet medical needs. Pharming’s lead product, RUCONEST® (conestat alfa) is a recombinant human C1 esterase inhibitor approved for the treatment of acute Hereditary Angioedema (“HAE”) attacks in patients in Europe, the US, Israel and South Korea. The product is available on a named-patient basis in other territories where it has not yet obtained marketing authorization.
The consolidated financial statements of Pharming for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the Board of Directors on April 6, 2021. The financial statements are subject to adoption by the Annual General Meeting of shareholders, which has been scheduled for May 19, 2021.
The headquarters and registered office of Pharming Group N.V. are located at:
Darwinweg 24
2333 CR Leiden
The Netherlands
2.ACCOUNTING PRINCIPLES AND POLICIES
2.1.BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of our activities and the results achieved and have been prepared on a going concern basis.
It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.5.
These financial statements are presented in euros (€) and rounded to the nearest thousand euro (€’000), unless otherwise stated.
Going Concern
Looking forward, we see continuing uncertainties following the COVID-19 outbreak and market volatility. In the preparation of the financial statements, the future impact of the global pandemic COVID-19 outbreak has been considered as part of the adoption of the going concern. In particular, the Board of Directors have assessed the likelihood of the current COVID-19 outbreak affecting the Company’s revenues, costs or other activity to such a degree that the likelihood of the Company being unable to meet all of its obligations as they fall due is reduced, and has concluded that there is no significant probability that this will occur during the next 12 months. It is possible future actions and other uncertainties remain, and it is currently not possible to reliably estimate the future impact thereof for the Company. As such the impact of COVID-19 has been assessed and not expected to be significant. We do not believe that the impact of the COVID-19 virus would have a material adverse effect on our financial condition or liquidity, and we expect to be able to meet our financial obligations.
Based on the assessment, the Board of Directors have, at the time of approving the financial statements, a reasonable expectation that the Company have adequate resources to continue in operational existence for the foreseeable future. Accordingly these financial statements are based on the expectation that the Company will be able to continue as a going concern.

2.2New and revised IFRS standards
The Company applied for the first-time certain amendments, which are effective for annual periods beginning on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but not yet effective.
•Amendments to IFRS 3: Definition of a business.
•Amendments to IFRS 7, IFRS 9 and IAS 39: Interest rate benchmark reform.
•Amendments to IAS 1 and IAS 8: Definition of material.
•Conceptual framework for financial reporting issued on March 29, 2018.
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements, which the Group intends to adopt, if applicable, when they become effective, are disclosed below.
•IFRS 17: Insurance contracts.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current.
•Reference to the Conceptual Framework – Amendments to IFRS 3.
•Property, Plant and Equipment: Proceeds before Intended Use Amendments to IAS 16.
•Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37.
•IFRS 1 First – time Adoption of International Financial Reporting Standards – Subsidiary as a first – time adopter.
•IFRS 9 Financial instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities.
•IAS 41 – Agriculture – Taxation in fair value measurements.
Management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.
2.3Basis of consolidation
The consolidated financial statements include Pharming Group N.V. and its effectively controlled subsidiaries, after the elimination of all intercompany transactions and balances. Subsidiaries are consolidated from the date the acquirer obtains effective control until control ceases.
An entity is considered effectively controlled if the Company, directly or indirectly, has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. The financial statements of the subsidiaries are prepared for the same reporting year as Pharming Group N.V., using the same accounting policies. Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated.
Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests.
Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
2.4Accounting principles and policies
Business combinations
Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of acquisition are recognized as an expense.

Foreign currency translation
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency (generally euros) using exchange rates prevailing at the date of the transaction. Transactions executed in foreign currencies are translated at the exchange rate at the date of transaction.
The resulting transaction gains or losses are recognized in the statement of income. Assets and liabilities of foreign entities are translated to euros using year-end spot foreign exchange rates. The statements of income of foreign entities are translated at weighted average exchange rates for the year. The effects of translating these operations are taken directly to other comprehensive income within equity. On disposal of a foreign entity, the accumulated exchange difference is recognized in the statement of income as a component of the gain or loss on disposal.
The above-stated translation of foreign entities applies to the entities in the United States. The EUR/USD exchange rate applied at December 31, 2020 was 1.2280 ( December 31, 2019 : 1.1214). The average exchange rate applied in 2020 was 1.1426 (2019: 1.1205; 2018: 1.1439).
Distinction between current and non-current
An item is classified as current when it is expected to be realized (settled) within 12 months after the end of the reporting year. Liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting year.
Intangible assets
Intangible assets (''IFA'') acquired separately are measured at historical cost. The cost of intangible assets acquired in a business combination is recognized and measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. Changes in the expected useful life, according the straight-line method, or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the relevant expense category consistent with the function of the intangible asset.
Intangible assets are also recognized through the capitalization of certain types of expenditure, including particularly pharmaceutical research and development expenses. These are discussed in more detail under the “Research and Development costs” section of this note.
The remaining amortization periods for intangible assets at December 31, 2020 are:

Amortization period
Category	Description	Total	Remaining
Transgenic technology	Patents and licenses	6 to 10 years	Fully amortized
RUCONEST® for HAE (EU)	Development costs	10 years	Fully amortized
RUCONEST® for HAE (US)	Re-acquired commercial rights	20 years	16 years
RUCONEST® for HAE (EU)	Re-acquired commercial rights	12 years	11 years
Software expenses	Development costs	10 years	8 years
Development costs*	Development costs	Not yet in use	Not yet in use
* Regarding acquired assets for Pompe and Fabry's disease and internal generated assets for modifications of RUCONEST®

The Company’s original transgenic technology has been fully amortized and now has a carrying value of €nil. The Company is developing new transgenic technology based on own technology that has been patented and is also using externally developed technology to produce certain founder transgenic animals. The new technology, if capitalised upon completion, will be amortized over its then useful life.
Biological Assets
Pharming’s production system is dependent on biological assets, but these do not qualify to be recognized under the relevant standard IAS 41 Agriculture and thus all relevant costs are expensed through the income statement.
Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation charges and accumulated impairment charges. Generally, depreciation is calculated using a straight-line basis over the estimated useful life of the asset. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income in the year the asset is derecognized. Residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.
All costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management, will be capitalised. These costs include direct employee benefits, rent and testing costs. Capitalization will be done until the asset is capable of operating in the manner intended by management.
The depreciation periods for property, plant and equipment are:

Category	Depreciation period
Land	Not depreciated
Land improvements	20 years
Operational facilities	10-20 years
Leasehold improvements	5-10 years
Manufacturing equipment*	5-10 years
Other property, plant & equipment	5-10 years
* Depreciation charges for manufacturing equipment are based on actual use of the equipment involved, which is expected to take place in a period before technical expiration
Impairment of assets
Assets that have an indefinite useful life and intangibles not yet available for use are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets for which an impairment loss is recorded, are reviewed for possible reversal of the impairment at each reporting date.
Inventories

Inventories are stated at the lower of cost and net realizable value. The Company has three inventory categories:
•Finished goods: consists of batches of RUCONEST®. These batches comprise therapeutic product available for sales (both single vials and self-administration kit), clinical development and pre-clinical activities. Initial recognition is at cost and includes all production costs related to product sales, including production costs of the skimmed milk, external manufacturing costs, costs for product testing and other costs incurred in bringing the inventories to their present location and condition;
•Work in progress: semi-finished goods consisting of drug substance;
•Raw materials: consists of skimmed milk serving as a raw material for the batches of RUCONEST®. Valuation per unit skimmed milk is based on the total costs of the production facilities and the normal production levels.
Costs are determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In case Pharming provides vials of RUCONEST® for external clinical trial studies the net realizable value of the vials is expensed. The costs of inventories are included in costs of sales if related to the sale of products. If related to the use in a clinical trial the expenses are included in the operating costs.
An impairment is recognized for inventories if no future use or sale is expected or likely before the expiration date or if product batches are expected not to be released due to quality issues. The cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses, until this falls below net realizable value whereupon the inventory so affected is carried at net realizable value.
Financial assets
Financial assets are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire, or if the Company transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Company).
At initial recognition, the Company measures its financial assets at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.
After initial recognition, the Company classifies its financial assets as subsequently measured at either i) amortized cost, ii) fair value through other comprehensive income or iii) fair value through profit or loss on basis of both:
•The Company’s business model for managing the financial assets;
•The contractual cash flow characteristics of the financial asset.
Subsequent to initial recognition, financial assets are measured as described below. At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes a loss allowance for expected credit losses for financial assets measured at either amortized costs or at fair value through other comprehensive income. If, at the reporting date, the credit risk on financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures the loss allowance for the financial instrument at an amount equal to the lifetime expected credit losses.
Financial assets at amortized cost
Financial assets are measured at amortized cost if both i) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest of on the principal amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction cost directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, less any impairment losses.
The Company’s financial assets measured at amortized cost comprise cash equivalents held in short term deposits. As these are US Treasury bonds only, there has been no difference to date between the fair value and the delivered value.
Financial assets at fair value through other comprehensive income
A financial asset is measured at fair value through other comprehensive income if both i) the financial asset is held within a business model whose objective is achieved by collecting contractual cash flows and selling financial assets; and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has no financial assets measured at fair value through other comprehensive income.
Financial assets at fair value through profit or loss
When any of the above-mentioned conditions for classification of financial assets are not met, a financial asset is classified as “at fair value through profit or loss” and measured at fair value with changes in fair value recognized in profit or loss.
A financial asset measured at fair value through profit or loss is recognized initially at fair value and its transaction cost is recognized in profit or loss when incurred. A gain or loss on a financial asset measured at fair value through profit or loss is recognized in the consolidated statement of income for the reporting period in which it arises.
The Company may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss, if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
The Company’s financial instruments measured at fair value through profit or loss comprise derivative financial assets. The Company has no financial assets of this kind.
Trade and other receivables
Trade and other receivables are recognized initially at fair value. Subsequent measurement is at amortized cost using the effective interest method, less the expected credit loss. Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. For trade receivables and contract assets, the Company applies a simplified approach in calculating expected credit loss. The Company assesses the expected credit loss that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment." Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments (maturity less than 3 months) readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position. For the purpose of the statement of cash flow, cash and cash equivalents are net of outstanding bank overdrafts and do not include restricted cash. Restricted cash is cash held on short term deposits with certain banks as security mainly for credit card and is not considered cash and cash equivalents.

Equity
The Company only has ordinary shares, and these are classified within equity upon issue. Shares transferred in relation to settlement of convertible debt and derivative financial liabilities are measured at fair value with fair value based on the closing price of the shares on the trading day prior to the settlement date. Equity is recognized upon the issue of fixed warrants with a fixed exercise price as well as upon the recognition of share-based payment expenses; shares issued upon exercise of such warrants or options are measured at their exercise price.
Transaction costs associated with an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.
Financial liabilities and borrowings
Financial liabilities are classified as either financial liabilities at fair value through profit or loss (derivative financial liabilities) or financial liabilities at amortized cost (borrowings and trade and other payables). All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs; transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.
Gains and losses are recognized in the statement of income when the liabilities are paid off or otherwise eliminated as well as through the amortization process. Purchases and sales of financial liabilities are recognized at settlement date.
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.
Convertible bonds
The Company has issued convertible bonds. At the time of the issue of bonds itself the split between equity and liability portion has been accounted for. The liability portion of the convertible bonds is the present value of the future cash flows, calculated by discounting the future cash flows of the bonds (interest and principal) at the market rate of interest with the assumption that no conversion option is available. The value of the equity portion will be the difference between the total proceeds received from the bonds and the present value (liability portion).
The equity component is not remeasured after initial recognition.
In the case the Company extinguishes the convertible bonds before maturity through an early redemption or repurchase in which the original conversion privileges are unchanged, the entity allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the convertible bond at the date of the transaction. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by the Company when the convertible instrument was issued. Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:
•the amount of gain or loss relating to the liability component is recognized in profit or loss; and
•the amount of consideration relating to the equity component is recognized in equity
If the convertible bonds are converted before maturity, the amount recognized in equity in respect of the shares issued should be the amount at which the liability for the debt is stated as at the date of conversion

On conversion of the convertible bonds at maturity, the Company recognizes the liability component and recognizes it as equity. The original equity component remains as equity (although it may be transferred from one line item within equity to another). There is no gain or loss on conversion at maturity date.
The transaction costs that are directly attributable to the convertible bonds are deducted from the initial fair value of the convertible bonds. The transaction costs are allocated between the liability and the equity components in proportion to the allocation of the proceeds. The transaction costs of the liability component are recognized as part of interest costs.
Provisions
Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event. It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made. The expense relating to any provision is presented in the statement of income net of any reimbursement.
Derivative financial liabilities
Derivative financial liabilities are initially recognized at fair value and subsequently measured at fair value through profit or loss with changes in the fair value recognized in the statement of income as they arise.
Trade and other payables
Trade and other payables are initially recognized at fair value. Subsequent measurement is at amortized cost using the effective interest method.
Revenue recognition
The standard IFRS 15 Revenues from contracts with customers has been applied by the Company since January 1, 2018. IFRS introduced a five-step model to determine when to recognize revenue and at what amount, based on transfer of control over goods or services to the customer:
1.Identify the contract(s) with a customer;
2.Identify the performance obligations in the contract. Performance obligations are promises in a contract to transfer to a customer goods or services that are distinct;
3.Determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. If the consideration promised in a contract includes a variable amount, an entity must estimate the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to a customer;
4.Allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract;
5.Recognize revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). For a performance obligation satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognized as the performance obligation is satisfied.
All of the Group’s revenue from contracts with customers is derived from delivery of goods, specifically vials of pharmaceutical products. The Group does not provide any additional services (including financing services) or equipment to its customers.

In accordance with IFRS 15, revenue is recognized when the customer obtains control of the goods. For the Group’s contracts the customer usually obtains control immediately after shipment of the product, which arrives at the customer within a short time frame.
The vast majority of the Group’s contracts for revenue with customers are subject to chargebacks, discounts and/or rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers. These are accounted for on an estimated net basis, with any actual discounts and rebates used to refine the estimates in due course. These variable elements are deducted from revenue in the same period as the related sales are recorded.
The Group received upfront payments in the past from a variety of parties in exchange for licenses for European, US, and other sales and distribution rights. These upfront payments were each considered as a single performance obligation together with the subsequent delivery of goods. They were initially recognized as a deferred contract liability and were released to the statement of income over the effective life of the license, in line with the terms of agreement with each distributor. All amounts held over in this way have now been released to the income statement following termination or variation of the underlying agreements or completion of the performance obligation in question. No significant financing component exists in relation to these upfront payments.
Costs of sales
Costs of sales represent all production costs related to product sales, including production costs of the skimmed milk, external manufacturing costs, costs of vials used for product testing and other costs incurred in bringing the inventories to their present location and condition. The costs are measured at their actual costs based on FIFO and incurred to net realizable value if sales price is below actual costs.
Research and development costs
Research expenditure is recognized as an expense in the period in which it is incurred. An intangible asset arising from development expenditure on an individual project is recognized only when the following criteria are met:
•The technical feasibility of completing the intangible asset so that it will be available for use or sale is not in doubt;
•The Company has the clear intention and resources to complete the asset, and to use or sell it;
•Its ability to use or sell the asset is not in doubt;
•The probability of future economic benefits is clear at the time of making the decision;
•The availability of resources to complete the development required is not expected to change during the development process;
•It is possible to measure the expenditure reliably during the development.
Technical feasibility and ability to use or sell the asset are, in general, considered probable when the Company estimates that obtaining marketing approval is deemed likely. In practice this is only the case when we have either (i) completed a similar program before on the same therapeutic molecule or combination, or (ii) completed an identical program before on a similar molecule or combination. In other situations, the likelihood of success at each remaining level of clinical development and regulatory approval is assessed and, unless the collective probability is considered high, the criteria is difficult to meet in these circumstances.
Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.
Any expenditure capitalised is amortized over the period of expected useful life of the related patents. The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indication of impairment arises during the reporting year.
Other income
Pharming receives certain grants which support the Company’s research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Subsidies are recognized if the Company can demonstrate it has complied with all attached conditions and it is probable that the grant amount will be received.
The Company includes income from grant under other income in the statement of income in order to enable comparison of its statement of income with companies in the life sciences sector.
Interest income
Interest income is recognized as interest accrues, using the effective interest method. For the purpose of the consolidated statement of cash flows, interest income derived from cash and cash equivalents have been presented as operating cash flows.
Operating costs
Operating costs are expensed as incurred. Costs of research and development cover those activities that are carried out to gain new scientific or technical knowledge and understanding as well as the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products. Costs of general and administrative nature apply to overhead expenses. Costs of marketing and sales relate to all expenses incurred to commercialize the product.
Short-term employee benefits
The Company does not provide any benefits based on financial measurement of the statement of income.
Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented under trade and other payables in the balance sheet.
Pension plan
For all Dutch employees, the Company participates in defined contribution pension plans with an independent insurance company. Defined contributions are expensed in the year in which the related employee services are rendered.
Employees in the United States are enabled to participate in a 401k plan, which also qualifies as a defined contribution plan. To become an eligible participant, an employee must complete 6 months of service and attain the age of 18 years. The employer matches 100% of the first 3% the employee contributes to their 401k plan and 50% of any amount over 3% up to 5%. Any employee contribution over 5% is not matched. Costs of the 401k plan are expensed in the year in which the related employee services are rendered.
Share-based payment
The costs of option plans are measured by reference to the fair value of the options on the date on which the options are granted. The fair value is determined using the Black-Scholes model. The costs of these options are recognized in the income statement (share-based compensation) during the vesting period, together with a corresponding increase in equity (other reserves). Share-based payment charges do not affect liabilities or cash flows in the year of expense since all transactions are equity-settled.
Pharming’s employee option plan states that an employee is entitled to exercise the vested options within five years after the date of the grant. The period in which the options become unconditional is defined as the vesting period.
Long Term Incentive Plan
For a limited number of board members and officers, performance shares are granted free of charge. A maximum number of predetermined shares vest three years after the grant date, provided that the participant to the long-term incentive plan is still in service (continued employment condition), with actual shares to be transferred based on the relative achievement of Pharming’s share price compared to a peer group. The maximum number of shares immediately vests upon a change of control.
The fair value is determined using Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period. The fair value at the grant date includes the market performance condition (relative total shareholder return performance) but excludes the three-year service condition.

On December 11, 2020 the new LTIP for the Executive Director was implemented. The existing share option plans and the grant of restricted shares under LTIP, from December 11, 2020 onwards, will no longer be applied for the Executive Directors under the new Remuneration Policy. The newly designed LTIP is perfomance-related only. The performance includes Total Shareholder Return (40% weighing) and achievement of long-term strategy oriented objectives (60% weighing). The Total Shareholders Return is compared to a peer group.
The shares granted to the Executive Director under the new LTIP, will vest in 3 years after the grant date, subject to the achievement of targets for a tree-year performance period, their relative weightings and the pay-out limits. All shares will be subject to a retention period of 5 years from the date of grant. In order to fully become entitled to the shares vesting under the LTI conditions the participant has to be a member of the Board of Directors as Executive Board Member at the vesting date.

The fair value of the new LTIP is determined using the Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period.
Leases

Accounting principle and policy as from January 1, 2019 (applying IFRS 16)
The Company assesses whether a contract is or contains a lease at the inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which the economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date.
The lease liability is presented as a separate line in the consolidated balance sheet.
The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.
The Group did not make any such adjustments during the periods presented.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The right-of-use assets are presented as a separate line in the consolidated balance sheet.
The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition triggers those payments occur.
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in 2020 and has none at the date of this report.

Accounting principle and policy 2018 (applying IAS 17)
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.
Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the statement of income.
Lease agreements in which the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight-line basis over the lease term.

In certain lease agreements for property, plant and equipment, the lessor funds’ assets in use and effectively controlled by the Company. Such constructions qualify as a ‘lease incentive’, in which case the Company fully capitalizes the contribution of the lessor in property, plant and equipment with a corresponding increase in liabilities. The investment is depreciated in accordance with the accounting policies for property, plant and equipment, with the accrued lease incentive released to operational lease charges in the statement of income throughout the lease agreement period and on a straight-line basis.
Income taxes
The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to use those temporary differences and losses. The Company has assessed all its income tax amounts and provisions in the light of IFRIC 23 Accounting for Uncertain Income Taxes, and has concluded that it is probable that its particular tax treatment will be accepted in all relevant jurisdictions and thus it has determined taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.
Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.
Cash flow statement
Operating cash flows in the statement of cash flows are reported using the indirect method. Under the indirect method the figure is produced by adjusting the profit and loss by removing the effects of non-cash items and changes in working capital. The Company has chosen the profit before tax as a starting point for the reconciliation as most of the other elements in the net result have a non-cash nature. Payments of the finance lease liabilities related to operating assets and equipment are included in the operating cash flows, whereas all other finance lease liabilities are included in financing cash flows. They are part of the manufacturing costs, thus part of the working capital. This way the statement properly reflects the cash flows.
Earnings per share
Basic earnings per share are calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans, warrants issued and convertible loan agreements.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting of segmental information provided to and used by the chief operating decision-maker function in managing that segment.

As from December 11, 2020, the Executive Members of the Board of Directors, which makes the Company’s strategic decisions, have been identified as the chief operating decision-maker responsible for allocating resources and assessing performance of the operating segments. Up to December 11, 2020, the former Board of Management was the chief operating decision-maker. Refer to note 23.
2.5 Significant accounting judgements and estimates
The preparation of financial statements requires judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Judgements:
Investment in BioConnection BV
In 2019, Pharming acquired a 43.85% stake in the equity of its fill & finish partner, BioConnection BV. In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated as Pharming has significant influence but does not have control of BioConnection. In particular, the shareholders of BioConnection are prohibited from influencing any activity between the two parties which is in any significant way different from relationship which existed between the two prior to the investment. Pharming does not control the voting rights or the economic benefits of the entity. Accordingly, Pharming accounts for its investment in BioConnection by the equity method and does not consolidate the entity as a subsidiary.
Swedish Orphan Biovitrum International AB
On December 29, 2019 Pharming and Swedish Orphan Biovitrum International AB (“Sobi”) mutually agreed and terminated the distribution agreement by means of the termination, settlement and services agreement (together: ‘The agreement’).
By means of the agreement Pharming obtained the exclusive rights to import, sell, distribute, market and promote recombinant C1 inhibitor under the brand names RHUCIN® and RUCONEST® in Europe. These exclusive rights allowed Pharming in setting up its own commercial organization in Europe.
After the distribution agreement was terminated and the commercial rights were transferred, Pharming introduced a complete new infrastructure, including distribution and additional services (Regulatory, Medical, Pharmacovigilance, Reimbursement, Commercial). The infrastructure itself was already in place before transferring the European countries from Sobi to Pharming and there was no transition of workforce.
In order to assess whether the distribution agreement constitutes a business combination or intangible asset, judgement is applied. Our main considerations to conclude that this transaction is not a business combination under IFRS 3 is based on the fact that no workforce or substantive processes were transferred as part of the agreement. Consequently, the transaction should be accounted for under IAS 38 - Intangible assets, for which we also considered all recognition criteria were met.
In order to assess whether the rights reacquired by the termination agreement represent intangible asset for Pharming financial reporting purposes, an assessment was performed on whether the assets are identifiable, whether Pharming obtained control over those assets and whether future economic benefits are expected to be obtained by means of those assets.
The assets are separable from the entity and in a manner that it acquires them, Pharming could potentially sell those assets to any market participant together with the exclusive rights, meaning that assets are capable of being separated from the entity and transferred together with the related licensing agreement regardless of Pharming’s intention to do so. As such Pharming exercises control over the acquired assets in its determination to benefit from the future benefits or to sell the assets. In addition, Pharming acquires assets through termination agreement, meaning the assets are transferred through contractual rights.

The agreement fulfills the criteria of IAS38, being separately identifiable, control and future economic benefits.
Development costs
Expenditures for development can be recognized as an intangible asset when the following criteria are being met as described in further detail in "Intangible Assets" paragraph 2.4 of this note:
•Technical feasibility of completing the asset so that it will be available for use of sale is clear;
•The Company’s intention to complete the asset and use or sell it is clear;
•Its ability to use or sell it is clear;
•The probability of future economic benefits is good (there is an existing market for the product which is likely to be available once the product is ready for launch);
•The availability of resources to complete the development is not in question;
•The ability to measure the expenditures on the project reliably is not in question.
Development expenditures that meet these criteria are being capitalized. Expenditure which does not meet these criteria must be taken as expenses through the income statement.
The Company has had to make some judgements to determine if the above criteria will be met.
For most pharmaceutical products the capitalization of development expenditures is usually restricted because the release of a new drug is strictly controlled by legislation and has to pass a number of (pre) clinical trials. The Company is however working on modifications of its current product but since the active component in these modified products is exactly the same in structure and mode of action as in the existing approved product (“RUCONEST®”), management strongly believes that final approval for these modifications will be obtained. For this reason, the costs related to these developments are being capitalized.
Biological Assets
Pharming’s production system is dependent on biological assets, but these do not qualify to be recognized under the relevant standard IAS 41 Agriculture and thus all relevant costs are expensed through the income statement.

Estimates:
Revenue
Revenue is recognized when control has been transferred to the customer. Revenue is reduced by chargebacks and rebates for government healthcare programs, discounts to specialty pharmacies and wholesalers, and product returns given or expected to be given, which vary by patient groups. Chargebacks and rebates for healthcare programs depend upon the submission of claims sometime after the initial recognition of the sale. The liability for this variable consideration is made, at the time of sale, for the estimated chargebacks and rebates, mainly US Medicaid, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of patient groups. The level of these liabilities is being reviewed and adjusted regularly in the light of contractual and legal obligations, historical charges and trends, past experience and projected mixtures of patient groups. The Group acquires this information from both internal resources as external parties.
Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
Business combinations and contingent consideration
In 2016 Pharming completed the acquisition of all North American commercialization rights for its own product RUCONEST® from Valeant. Valeant Pharmaceuticals International changed its name in 2018 to Bausch Health Companies after it acquired Bausch & Lomb. The re-acquired rights are determined as an intangible, asset, as part of a business combination. Pharming has paid an upfront amount of US$60 million and agreed to pay future amounts up to a further US$65 million based on achievement of sales milestones. The future payments, based on achieving milestones, are considered to be contingent consideration. As the payments will be made in cash the contingent consideration is classified as a financial liability. It is recognized at its fair value at the acquisition-date, as part of the total consideration transferred, according IFRS 3 paragraph 39. Fair value at acquisition-date was based on the probability of achieving the milestones. These fair values are based on risk-adjusted future cash flows discounted using appropriate discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement.
At December 31, 2019, the liability for contingent consideration amounted to €34.9 million. See note 26. Other financial liabilities including, business combinations and contingent consideration. The amount originally arose on the acquisition of the commercialization rights from Valeant Pharmaceuticals in 2016.
In 2019, this represented the present value of the estimated amount probably payable by Pharming in the event of achieving sales milestones and was calculated by applying the milestone criteria to probabilities of forecast future revenues and cash flows. Sensitivity analysis is given in note 28 Financial risk management. The assumptions relating to future revenues and discount rates are based on business forecasts and are therefore inherently judgmental. Future events could cause the assumptions used in these projections to change with a consequent adverse effect on the future results of the Company.
In 2020 the last sales milestone was achieved. Accordingly Pharming will pay the last milestone in 2021 of €20.4 million ($25 million) to reach the €65 million based on achievement of sales milestones. The last payment as such is no longer an estimate.
Convertible bonds
The Company has issued convertible bonds. At the time of the issue of bonds itself the split between equity and liability portion has been accounted for. The liability portion of the convertible bonds is the present value of the future cash flows, calculated by discounting the future cash flows of the bonds (interest and principal) at the market rate of interest with the assumption that no conversion option is available. The value of the equity portion will be the difference between the total proceeds received from the bonds and the present value (liability portion).
The fair value of the liability component is measured first at the fair value of a similar liability that does not have any associated equity conversion option (IFRS 9 paragraph 5.1.1). This becomes the liability component’s carrying amount at initial recognition. The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option [IAS 32 paragraph 31].
Fair value measurements that cannot be fully based on observable market parameters involve judgment that could affect estimated fair value.
The fair value of the liability component involved judgement and was determined based on term sheets of other credit facilities (without the conversion feature) of December 2019, the credit spread was 325 bps. As this term sheets are external independent information of the pricing of a credit facility without any associated conversion option this is deemed an appropriate benchmark to be used by Pharming in the measurement of the liability component.

2.6 Effect of new accounting standard

IFRS 16 Leases (adopted in 2019)
The IASB has issued a new standard IFRS 16 Leases.
IFRS 16 Leases is a new standard effective for annual period beginning after January 1, 2019 of which earlier application is permitted; however, the Group has chosen not to early adopt the new IFRS 16 in preparing these consolidated financial statements. The Group adopted IFRS 16 Leases from January 1, 2019.
IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Group has applied the recognition exemptions for short-term leases and leases of low-value items.
The Group has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a lease.
The Group has applied IFRS 16 using the modified retrospective approach, it does not restate any comparative information. In the modified retrospective approach the lease liability is measured at the present value of remaining lease payments using the incremental borrowing rate on January 1, 2019, the date of initial application. The Group has chosen to measure the right-of-use assets at an amount equal to the lease liability.

i. Leases in which the Group is a lessee
The Group has recognized new assets and liabilities for its leases for the rent of offices and laboratory facilities, as well as lease cars for employees.
The nature of expenses related to those leases changed because the Group recognized a depreciation charge for right-of-use assets and interest expense on lease liabilities.
Previously, the Group recognized lease expense on straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized.

ii. Measurement of lease liabilities

Amounts in € ‘000	January 1, 2019
Operating lease commitments disclosed under IAS 17 at December 31, 2018	8,457
Short-term and low value lease commitments straight-line expensed under IFRS 16	(2,033)
Effect of discounting	(1,633)
Lease liabilities recognized at January 1, 2019	4,791

Of which the breakdown between current and non-current lease liabilities is as follows:

Amounts in € ‘000	January 1, 2019
Current lease liabilities	1,441
Non-current lease liabilities	3,350
Lease liabilities recognized at January 1, 2019	4,791

iii. Measurement of right-of-use assets
Right-of-use assets for property and car leases were measured at the amount equal to the lease liability.

Amounts in € ‘000	January 1, 2019
Buildings	4,228
Cars	563
Lease liabilities recognized at January 1, 2019	4,791

iv. Adjustments recognized in the balance sheet on January 1, 2019

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

Amounts in € ‘000	January 1, 2019
Right-of-use assets - increase by	4,791
Lease liabilities - increase by	4,791

v. Weighted average IBR
The weighted average incremental borrowing rate (‘IBR’) used at January 1, 2019 is 10.8%.

Interest Rate Benchmark Reform

The IASB has issued a new reform proposal for Interest Rate Benchmarking, applicable for annual reporting periods beginning on or after January 1, 2020, and which affects all companies with hedging relationships affecting interest costs. These are hedging instruments designed to remove the future uncertainties of cost changes due to movements in interest rates which are tied to a variable index such as the London Interbank Offering Rate (LIBOR). Companies often match such uncertainties by acquiring derivative instruments designed to pay out if the rate moves disadvantageously for the Company. As until January 2020 the interest rate on Pharming’s debt was tied to LIBOR, Pharming could have benefited from such instruments if they had been taken out and LIBOR also risen (i.e. the debt had started to cost more). In fact, LIBOR was very steady throughout the duration of all Pharming loans which were linked to it, and so no meaningful loss was incurred even without such derivative instruments. Pharming has no such hedging relationships at present and so does not use any hedging accounting affected by the reform, but has adopted the reform nonetheless.
3.SEGMENT INFORMATION
The Executive Members of the Board of Directors, who replaced the Board of Management per December 11, 2020, are the chief operating decision-makers. The Executive Members of the Board of Directors consider the business from both a geographic and product perspective.
From a product perspective, the Company’s business is exclusively related to the recombinant human C1 esterase inhibitor business. From a geographic perspective, the Company is operating in the US, Europe and the Rest of the World.
The Executive Members of the Board of Directors primarily measure revenues and gross profit to assess the performance of the geographic areas. Operating costs as well as non-current assets are not sub-allocated to the geographic areas.
Total external revenues and gross profit per geographic segment for the financial year 2020, 2019 and 2018 are:

Amounts in € ‘000	2020	2019	2018
Revenues:
US	177,388	162,690	126,636
Europe	7,205	5,041	7,166
RoW	1,101	1,291	1,328
Total revenues	185,694	169,022	135,130
Gross profit:
US	161,057	144,780	111,581
Europe	3,093	1,911	290
RoW	943	976	1,079
Total gross profit	165,093	147,667	112,950
4.REVENUE

The revenue fully relates to the transfer of goods and is recognized at a point in time when the goods have been delivered to the customer. During 2020, Pharming no longer received license fee payments given the license agreement with Sobi ended upon re-acquiring commercialization rights to RUCONEST® for all remaining countries in Europe in December 2019, with the effective date of this transaction being January 2020. In 2019, the Group released €1.5 million (2018: €0.8 million) from a contract liability to the revenue.
Two U.S. customers represented approximately €141.5 million (76%) of our revenues in 2020. For 2019 and 2018, the two US customers represented approximately € €130.8 million (77%) and €100.3 million (74%) of our revenues. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product.
5.OTHER INCOME
Other income related to grants and amounted to €1.6 million in 2020 (2019: €0.4 million; 2018: €0.7 million). The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.
6.EXPENSES BY NATURE
Costs of sales
Costs of sales in 2020, 2019 and 2018 were as follows:

Amounts in € ‘000	2020	2019	2018
Costs of sales	(20,601)	(20,587)	(20,576)
Obsolescence inventory impairments	—	(768)	(1,604)
Total	(20,601)	(21,355)	(22,180)

Costs of sales in 2020 amounted to €20.6 million (2019: €21.4 million; 2018: €22.2 million) and relate to actual product sales.
Costs of research and development
Research and development costs in 2020, 2019 and 2018 were as follows:

Amounts in € ‘000	2020	2019	2018
Employee costs	(18,365)	(15,676)	(15,734)
Amortization costs IFA	(677)	(55)	(45)
Impairment losses IFA	—	732	—
Depreciation PPE and right of use assets	(1,805)	(1,772)	(1,546)
Direct Operating Expenses	(11,206)	(9,667)	(9,599)
Other indirect research and development costs	(1,659)	(1,930)	(1,958)
Total research and development costs	(33,712)	(28,368)	(28,882)
Costs of general and administrative activities

General and administrative costs for 2020, 2019 and 2018 were as follows:

Amounts in € ‘000	2020	2019	2018
Employee costs	(9,817)	(7,657)	(5,225)
Amortization costs IFA	—	(5)	(2)
Depreciation PPE and right of use assets	(1,001)	(977)	(614)
Direct Operating Expenses	(8,355)	(7,973)	(5,198)
Other indirect general and administrative costs	(1,906)	(2,301)	(1,181)
Total general and administrative costs	(21,079)	(18,913)	(12,221)
Costs of marketing and sales activities
Marketing and sales costs for 2020, 2019 and 2018 were as follows:

Amounts in € ‘000	2020	2019	2018
Employee costs	(20,212)	(16,615)	(14,933)
Amortization costs IFA	(2,834)	(2,824)	(28)
Impairment losses IFA	—	—	(2,793)
Depreciation PPE and right of use assets	(757)	(277)	(410)
Direct Operating Expenses	(20,446)	(17,481)	(14,848)
Other indirect marketing and sales costs	(915)	(2,717)	(1,527)
Total marketing and sales costs	(45,164)	(39,914)	(34,539)
Employee benefits
Employee benefit costs for 2020, 2019 and 2018 were as follows:

Amounts in € ‘000	2020	2019	2018
Salaries	(32,217)	(26,363)	(22,887)
Social security costs	(3,765)	(3,364)	(2,251)
Pension costs	(1,614)	(1,577)	(1,034)
Share-based compensation	(7,356)	(4,449)	(3,889)
Total	(44,952)	(35,753)	(30,061)
Salaries include holiday allowances and cash bonuses for staff not on the former Board of Management.
Depreciation and amortization charges
Depreciation and amortization charges are included in:

Amounts in € ‘000	2020	2019	2018
Property, plant and equipment	(1,789)	(1,573)	(1,090)
Intangible assets	(3,508)	(2,884)	(2,845)
Total	(5,297)	(4,457)	(3,935)
Right of use assets
Buildings	(1,471)	(1,125)	—
Cars	(303)	(328)	—
Total	(1,774)	(1,453)	—

7.FAIR VALUE GAIN (LOSS) ON REVALUATION DERIVATIVES
The following tables summarizes fair value gain (losses) on revaluation derivatives:

Amounts in € ‘000	2020	2019	2018
Revaluation warrants	60	(209)	(302)
Revaluation conversion rights	—	—	(193)
Total	60	(209)	(495)

8.OTHER FINANCIAL INCOME AND EXPENSES

Amounts in € ‘000	2020	2019	2018
Interest income	626	1,011	18
Other financial income	626	1,011	18

Interest expenses		—	(10)
Loan settlement	(3,775)	—	—
Foreign currency results	(16,832)	(460)	(1,147)
Interest loans and borrowings	(4,532)	(11,255)	(14,301)
Interest leases	(670)	(662)	—
Contingent consideration	(3,277)	(2,882)	(21,200)
Other financial expenses	(65)	—
Other financial expenses	(29,151)	(15,259)	(36,658)

Total other financial income and expenses	(28,525)	(14,248)	(36,640)
Loan settlement
In 2020 settlement fees and expenses were paid for an amount of €3.8 million as the Company paid back and extinguished the loan from Orbimed Advisors completely. In 2019 and 2018, no settlement fees were paid.
Foreign currency results

These results primarily follow from the revaluation of bank balances and the loan which are denominated in foreign currencies, mainly US dollars, and the timing of foreign currency payments against the actual exchange rate as compared to the original exchange rate applied upon the charge of fees or expenses. The losses in 2020 are mainly a result of the revaluation of the bank balances in US dollars, both incorporated in our Dutch entities. The US dollar weakened over the course of 2020. The losses in 2019 and 2018 are a result of the effective revaluation of the loan in US dollars, partly set off against the revaluation of the bank balances in US dollars, both incorporated in our Dutch entities.
Interest loans and borrowings
Interest on loans and borrowings in 2020, 2019 and 2018 relate to the amortized costs from loans and borrowings, calculated under IFRS at the effective rate of interest, which takes account of any equity component on recognition such as warrants or early repayment options.
In 2020 the amortized costs on loans and borrowings related to the convertible bond issued in January 2020 and the current term loan from Orbimed Advisors, which was fully repaid in January 2020. In 2019 and 2018 the amortized costs on loans and borrowings principally related to the current term loan from Orbimed Advisors.

Contingent consideration
The expense for the contingent consideration is related to the present value of the estimated likelihood of meeting all or some of the balance of US$25 million (€20.4 million) remaining out of the US$65 million potential sales milestones which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST®. The first milestone, of US$20 million was triggered in 2019 and paid in March 2019. The second milestone, also of US$20 million, was triggered in the last quarter of 2019, and was paid in February 2020. The last milestone, of US$25 million, was triggered in the last quarter of 2020, and will be paid in the second quarter of 2021.
9.INCOME TAX
Income taxes on ordinary activities
The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in € ‘000	2020	2019	2018
Income tax credit (expense)
Current tax
Current tax on profit for the year	(2,367)	(4,315)	(413)
Adjustments for current tax of prior periods	1,310	242	(919)
Total current tax expense	(1,057)	(4,073)	(1,332)

Deferred income tax
Deferred tax on profit for the year	(7,535)	(6,784)	(5,697)
Adjustments for deferred tax of prior periods	3,036	373	31,165
Total deferred tax expense	(4,499)	(6,411)	25,468
Income tax credit (expense)	(5,556)	(10,484)	24,136
Effective income tax rate

Pharming Group’s effective rate in its consolidated income statement differed from the Netherlands’ statutory tax rate of 25%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

Amounts in € ‘000	2020	2019	2018
Reconciliation of tax charge
Profit/(loss) on ordinary activities before taxation	38,591	46,679	857

Profit/(loss) on ordinary activities multiplied by
standard rate of tax in The Netherlands	(9,647)	(11,670)	(214)

Effects of:
Tax rate in other jurisdictions	233	9	263
Non-taxable income (expense)	256	(628)	(793)
Adjustments of prior periods	1,857	373	31,165
Change in statutory applicable tax rate	2,489	2,877	(5,367)
Other	(744)	(1,445)	(918)
Income tax credit (expense) for the year	(5,556)	(10,484)	24,136

Factors affecting current and future tax charges

The main difference between the nominal tax and the effective tax for the year 2020 can be explained by the effects of non-taxable expenses, the effect of the enacted future increase in the Dutch statutory rate, US State taxes and the effect of taxable income generated and taxed in jurisdictions where tax rates differ from the statutory rate in The Netherlands.

The main difference between the theoretical tax and the effective tax for the year 2019 can be explained by the effects of non-taxable expenses, the effect of the increase in the 2020 Dutch statutory rate, US State taxes and the effect of taxable income generated and taxed in jurisdictions where tax rates differ from the statutory rate in The Netherlands.

The 2018 rate differential is primarily explained by the recognized deferred tax assets created by taking the taxable effect of the Company’s remaining outstanding net operating (tax) losses at that time to the balance sheet.
Deferred tax

The balance of the net deferred tax assets/(liabilities) is therefore shown below:

Amounts in € ‘000	2020	2019
Total deferred tax assets	27,471	30,933
Total deferred tax liabilities	(1,514)	(2,343)
Total net deferred tax assets /( liabilities)	25,957	28,590

The deferred tax assets and liabilities are offset since there is a legally enforceable right to set off current tax assets against current tax liabilities and since the deferred tax income taxes relate to the same tax jurisdiction.

The significant components and annual movements of deferred income tax assets as of December 31, 2020 and January 1, 2020 are as follows:

Amounts in € ‘000	2020	2019
Intangible fixed assets	14,417	12,514
Short term assets	—	—
Other financial assets	—	8,186
Accruals	4,172	3,217
Other	4,182	1,102
Tax losses	4,700	5,914
Total deferred tax assets	27,471	30,933

Amounts in € ‘000	Intangible fixed assets	Short term assets / liabilities	Other financial liabilities	Accruals	Other	Tax losses	Total
At January 1, 2019	11,822	907	10,941	786	—	10,626	35,082
(Charged)/credited
- to profit or loss	692	(907)	(2,755)	2,426	1,102	(4,712)	(4,154)
- to other comprehensive income	—	—	—	5	—	—	5
At December 31, 2019	12,514	—	8,186	3,217	1,102	5,914	30,933
(Charged)/credited
- to profit or loss	1,903	—	(8,186)	1,185	1,019	(1,214)	(5,293)
- to other comprehensive income	—	—	—	(230)	(5)	—	(235)
- to accumulated deficit	—	—	—	—	2,066	—	2,066

At December 31, 2020	14,417	—	—	4,172	4,182	4,700	27,471

Based upon the Company’s latest budget for 2021 and its long-range forecasts for the three years thereafter, it is considered more likely than not that there will be sufficient taxable profits in the future to realize the deferred tax assets, and therefore these assets should continue to be recognized in these financial statements.
Deferred taxes relating to intangible fixed assets represent the tax effect on temporary difference between the tax base and the carrying amount of research and development intangibles, which were transferred within the Group. These deferred taxes will be realized through the amortization of the intangible assets once in use within the fiscal unity.
In prior year, the deferred tax relating to the other financial liabilities primarily related to the tax effect on the temporary difference for the contingent consideration. As the final milestone became due as per December 31, 2020, no residual difference between tax base and the carrying amount remain as per balance sheet date.
Accruals represent deferred tax assets recognized for temporary differences between the carrying amount and tax bases of accrued liabilities.
The increase in the deferred tax for other is primarily due to recognition of the DTA for future tax reductions related to share-based payments, of which an excess is recorded in equity.
The calculation of the deferred tax asset is as shown below:

Amounts in € ‘000	2020	2019
Net Operating Losses - Netherlands
Net Operating Losses at year-end	18,801	21,926
Portion selected for deferred tax asset	18,801	21,926

Tax rates used:
2020 : 25% (25%)	—	5,482
2021 and later: 25% (21,7%)	4,700	—
Total tax effect Netherlands	4,700	5,482

Net Operating Losses - France
Net Operating Losses at year-end	—	1,394
Portion selected for deferred tax asset	—	1,394

Tax rate used:
2019 and later: 31%	—	432
Total tax effect France	—	432

Tax effect Netherlands - losses deferred	4,700	5,482
Tax effect France - losses deferred	—	432
Total deferred tax asset	4,700	5,914

The losses carried forward mainly expire in the period 2024 – 2025.
The current part of the net deferred tax assets is €8.9 million (2019: €18.4 million).
At the end of 2018, the Company entered into a tax loss refreshment program by selling a small part of its rights to its own Pompe & Fabry programs to a subsidiary outside the fiscal group in exchange for the services of that subsidiary, which will produce the source material for the protein replacement drugs in those programs. This transaction generated an arm’s-length taxable profit against which the oldest net operating losses were utilized in the 2018 income tax calculation. The rights generated an intangible asset which will be depreciated over the life of those programs, reducing taxable profits in the future by approximately the same amount.
The component and annual movement of deferred income tax liabilities as of December 31, 2020 and December 31, 2019 are as follows:

Amounts in € ‘000	2020	2019
Tangible fixed assets	(1,343)	(1,135)
Other liabilities	(171)	(1,208)
Total deferred tax liabilities	(1,514)	(2,343)

Amounts in € ‘000	Tangible fixed assets	Other liabilities	Total
At January 1, 2019	—	(87)	(87)
(Charged)/credited
- to profit or loss	(1,135)	(1,122)	(2,257)
- to other comprehensive income	—	1	1
At December 31, 2019	(1,135)	(1,208)	(2,343)
(Charged)/credited
- to profit or loss	(230)	1,023	793
- to other comprehensive income	22	14	36
At December 31, 2020	(1,343)	(171)	(1,514)
10.INTANGIBLE ASSETS

Amounts in € ‘000	Transgenic technology	RUCONEST® for HAE (EU)	Development costs	Re-acquired rights and Licenses	Novartis License	Software	Total
At cost	2,651	528	4,861	55,860	—	—	63,900
Accumulated:
Amortization charges	(2,616)	(431)	—	(5,759)	—	—	(8,806)
Impairment charges	(35)	—	(2,624)	—	—	—	(2,659)
Carrying value at January 1, 2019	—	97	2,237	50,101	—	—	52,435

Amortization charges	—	(53)	—	(2,793)	—	(38)	(2,884)
Impairment charges	—	—	732	—	—	—	732
Capitalized development costs	—	—	1,335	—	—	—	1,335
Assets acquired	—	—	—	—	18,702	489	19,191
Movement 2019	—	(53)	2,067	(2,793)	18,702	451	18,374

At cost	2,651	528	6,196	55,860	18,702	489	84,426
Accumulated:
Amortization charges	(2,616)	(484)	—	(8,552)	—	(38)	(11,690)
Impairment charges	(35)	—	(1,892)	—	—	—	(1,927)
Carrying value at December 31, 2019	—	44	4,304	47,308	18,702	451	70,809

Amortization charges	—	(44)	—	(3,418)	—	(46)	(3,508)
Impairment charges	—	—	—	—	—	—	—
Capitalized development costs	—	—	139	—	—	—	139
Assets acquired	—	—	—	7,500	1,385	290	9,175
Movement 2020	—	(44)	139	4,082	1,385	244	5,806

At cost	2,651	528	6,335	63,360	20,087	779	93,740
Accumulated:
Amortization charges	(2,616)	(528)	—	(11,970)	—	(84)	(15,198)
Impairment charges	(35)	—	(1,892)	—	—	—	(1,927)
Carrying value at December 31, 2020	—	—	4,443	51,390	20,087	695	76,615
RUCONEST® for HAE (EU)
In 2020, the Company has capitalized development costs in the carrying amount of €nil (2019: €0.044 million) in relation to RUCONEST® for HAE in the European Union. Following market launch of the product in 2010 the amortization of the asset started, and no further development costs have been capitalized in respect to this item since then.
Development costs
In 2020 the Company incurred €0.1 million development costs compared to €1.3 million in 2019.
In 2018, the Company started to modify the current product RUCONEST® for more convenient forms of administration by the patient. This will result in better variants of the existing product. One of these variants has been down-prioritized, as a result of better opportunities with another version. As a result, the Company had to eliminate the capitalised costs related to the previous variant by impairing of the amount held. This has led to an impairment charge of €0.7 million in 2019 which was set off against €2.6 million due to a reversal of impaired costs on the new variant project, reflected in the operating costs under research & development. A total amount of €1.3 million for the new variant prioritized version has been capitalised during 2019 and has been recognized as an internally generated intangible asset as at December 31, 2019.
Amortization will start after completion and launch, which is expected to occur between two and four years from now, depending on the different form of administration finally approved for use.
Re-acquired rights and Licenses
The re-acquired rights relate to the acquisition of all North American commercialization rights from Bausch Health (formerly Valeant Pharmaceuticals) in 2016.

The re-acquired rights for 2020 relate to Pharming and Swedish Orphan Biovitrum International AB ("Sobi"). On December 29, 2019 Pharming and Sobi mutually agreed and terminated the distribution agreement by means of the termination, settlement and services agreement (together: ‘The agreement’). In 2020, Sobi has provided transitional services for a period of 6 months. The transitional service was a continuation of the service based on the original agreement by Sobi until Pharming was able to take over the distribution.
The Company paid €7.5 million to Sobi as a compensation for the early termination of the agreement. The commercial right is classified as an intangible asset. The estimated useful life of the acquired intangible asset is 12 years and will be amortized over the useful life on a straight-line basis.
Novartis license
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize Leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (“APDS”). Under the agreement, the Company paid Novartis an upfront amount of €17.9 million ($20 million) for the program, with other smaller commitments to fund the remaining clinical development. The total amount paid in 2019 of €18.7 million has been capitalised. The balance of the committed development funding will also be capitalised, whereafter the program will be assessed according to Pharming’s normal criteria for capitalization of development expenses for internally generated programs. In 2020, the Company paid €1.4 million to Novartis for additional development.
Intangible assets not yet in use
Intangible assets that are not yet in use are tested annually, or more frequently if there are indications that a particular asset might be impaired. The fair value is determined using discounted cash flow projections for revenue to be expected from such assets based on financial plans approved by management. The period of calculation covers the period from the start of the year until expiration of the relevant patent.

11.PROPERTY, PLANT AND EQUIPMENT

Amounts in € ‘000	Land and land improvements	Operational facilities	Leasehold Improvement	Manufacturing equipment	Other	Asset under construction	Total
At cost	27	5,726	1,981	5,270	5,398	119	18,521
Accumulated depreciation	—	(2,442)	(1,971)	(3,126)	(2,580)	—	(10,119)
Carrying value at January 1, 2019	27	3,284	10	2,144	2,818	119	8,402
Investments	—	182	1	(6)	1,880	306	2,363
Internal transfer	—	—	—	—	(54)	(119)	(173)
Divestment	—	(740)	—	—	(511)	—	(1,251)
Depreciation charges	—	(515)	(1)	(465)	(1,057)	—	(2,038)
Depreciation of disinvestment	—	739	—	—	510	—	1,249
Currency translation	—	—	—	—	2	(1)	1
Movement 2019	—	(334)	—	(471)	770	186	151
At cost	27	5,168	1,982	5,264	6,715	305	19,461
Accumulated depreciation	—	(2,218)	(1,972)	(3,591)	(3,127)	—	(10,908)
Carrying value at December 31, 2019	27	2,950	10	1,673	3,588	305	8,553
Investments	—	102	35	104	1,332	2,502	4,075
Internal transfer	—	(197)	407	—	234	(444)	—
Divestment	—	(49)	(407)	—	(384)	—	(840)
Depreciation charges	—	(298)	(207)	(786)	(1,265)	—	(2,556)
Depreciation of disinvestment	—	48	407	—	372	—	827
Currency translation	—	1	(1)	(1)	(77)	(25)	(103)
Movement 2020	—	(393)	234	(683)	212	2,033	1,403
At cost	27	5,025	2,016	5,367	7,820	2,338	22,593
Accumulated depreciation	—	(2,468)	(1,772)	(4,377)	(4,020)	—	(12,637)
Carrying value at December 31, 2020	27	2,557	244	990	3,800	2,338	9,956

Depreciation charges on manufacturing equipment of €0.8 million in 2020 (2019: €0.5 million; 2018: €1.3 million) have been charged to the value of inventories and an amount of €1.8 million of the total 2020 depreciation costs has been charged to the statement of income (2019: €1.6 million; 2018: €1.1 million). In 2020 the Company invested €4.1 million, mainly in operational facilities, research and development facilities and laboratory equipment (2019:€2.4 million)
12.RIGHT-OF-USE ASSETS
This note provides information for leases where the Group is a lessee.

i.Amounts recognized in the balance sheet
The balance sheet shows the following amounts relating to leases:

Amounts in € ‘000	Buildings	Cars	Total
Carrying value at January 1, 2019	4,228	563	4,791
Investments	2,338	303	2,641
Depreciation charges	(1,125)	(328)	(1,453)
Movement 2019	1,213	(25)	1,188
At cost	6,566	866	7,432
Accumulated depreciation	(1,125)	(328)	(1,453)
Carrying value at December 31, 2019	5,441	538	5,979
Investments	3,261	1,260	4,521
Divestments	(559)	(236)	(795)
Investment in a sublease	(363)	—	(363)
Depreciation charges	(1,471)	(303)	(1,774)
Depreciation of disinvestment	70	115	185
Currency translation	(49)	(28)	(77)
Movement 2020	889	808	1,697
At cost	8,856	1,862	10,718
Accumulated depreciation	(2,526)	(516)	(3,042)
Carrying value at December 31, 2020	6,330	1,346	7,676
Investments in buildings in 2020 primarily relate to the office building in Warren, NJ, the United States of America.
On April 1, 2020, the company subleased the office building in Bridgewater, NJ, the United States of America. In 2020 the company received rent from the sublease of €0.07 million. The loss on the total duration of the sublease amounts to €0.02 million.
The Company applies for the exemption of disclosing short term leases and leases under €5,000 since the amounts involved are immaterial to the financial statements.

ii.Amounts recognized in the statement of income
The statement of income shows the following amounts relating to leases:

Amounts in € ‘000	2020	2019
Depreciation rights of use assets
Buildings	(1,471)	(1,125)
Cars	(303)	(328)
Total depreciation rights of use assets	(1,774)	(1,453)
Interest expense	(670)	(662)
Total expense right of use assets	(2,444)	(2,115)

iii.Lease charges
For the year 2020, the Company charged €2.4 million (2019: €2.1 million) to the statement of income with regard to lease commitments for office rent, equipment, facilities and lease cars.
The non-cancellable leases at December 31, 2020 have remaining terms of between one and ten years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.
Allocations of the lease charges to costs or general and administrative expenses have been based on the nature of the asset in use.

iv.Deferred Taxes

The Company does not apply IFRS 16 for Dutch tax purposes, in accordance with Dutch tax regulations. The balance on the deferred tax asset which relates to this feature is €0.16 million (2019:€0.04 million).
13.INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD
As the investment in BioConnection BV (BioConnection) provides the Company with significant influence over BioConnection, it has been treated as an associate of the Group as at December 31, 2020. BioConnection has a share capital consisting solely of ordinary shares, which are held directly by a small group of shareholders. The proportion of ownership interest is the same as the proportion of voting rights held.
On April 7, 2019 Pharming Group, through its 100% subsidiary Pharming Technologies B.V., has acquired a 43.9% stake in BioConnection B.V. through conversion of €2.6 million of existing credits (“prepayments”) and €2.5 million of cash payment for a total of €5.1 million.

Name of entity	Place of business	% of ownership interest		Nature of relationship	Measurement method	Carrying amount
		2020	2019			2020	2019
BioConnection B.V.	Oss, NL	44	44	Associate	Equity

Balance at January 1						5,508	—

Movement during the year
Initial recognition						—	5,078
Share in net profit						316	229
Recognition of financial guarantee						—	221
Amortization of financial guarantee						(28)	(20)

Balance at December 31						5,796	5,508
14.RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in € ‘000	2020	2019
Restricted cash (non-current)	415	2,268
Restricted cash (current)	810	—
Cash and cash equivalents	167,068	66,299
Cash is free at disposal of the Company, except for restricted cash, which amounts to €1.2 million in 2020. Restricted cash (current) includes the value of banker’s guarantees issued with respect to (potential) commitments towards third parties which is considered to be of a short-term nature. Furthermore, restricted cash (non-current) includes a deposit for rent which is considered long-term. In 2019 restricted cash (non-current) included a deposit issued in respect of lease cars of total US$1.1 million, which has been released in 2020.
As such, although temporarily restricted, the company can access the current portion of this cash if necessary. For purposes of the cash flow statements all restricted cash is not considered as ''cash and cash equivalents''.
15.INVENTORIES
Inventories include batches RUCONEST®, work in progress and skimmed milk available for production of RUCONEST®.

Amounts in € ‘000	2020	2019
Finished goods	10,376	10,320
Work in progress	4,616	1,843
Raw materials	2,237	2,304
Balance at December 31	17,229	14,467
Changes in the adjustment to net realizable value:

Amounts in € ‘000	2020	2019
Balance at January 1	(830)	(927)
Addition to impairment	(1,269)	(1,010)
Release of impairment	1,043	328
Usage of impairment	530	779
Balance at December 31	(526)	(830)
The inventory valuation at December 31, 2020 of €17.2 million is stated net of an impairment of €0.5 million (2019: €0.8 million). The impairment includes an impairment for obsolescence and an impairment to write inventories down to their net realizable value.
At December 31, 2020 the impairment for obsolescence is €0.0 million (2019: €0.3 million).
At December 31, 2020 the impairment to write inventories down to their net realizable value amount to €0.5 million (2019: €0.4 million). Inventories are available for use in commercial, pre-clinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as pre-clinical and clinical programs. These estimates are reflected in the additions to the impairment. The releases to the impairment relate to amendments to the estimates as a result of the fact that actual sales can differ from forecasted sales and the fact that vials allocated to pre-clinical and clinical programs can be returned to inventory.
Cost of inventories included in the cost of sales in 2020 amounted €20.6 million (2019: €21.4 million; 2018: €22.2 million). The main portions of inventories at December 31, 2020 have expiration dates starting beyond 2022 and are all expected to be sold and/or used before expiration.
16.TRADE AND OTHER RECEIVABLES

Amounts in € ‘000	2020	2019
Trade receivables	19,149	21,427
Prepaid expenses	3,271	2,279
Value added tax	1,323	1,193
Other receivables	1,877	772
Taxes and social securities	3,616	66
Balance at December 31	29,236	25,737
The Company did not recognize any expected credit losses. The credit risk of the trade receivables, adjusted for forward looking factors specific to the debtors and the economic environment, does not increase since the initial recognition and therefore no loss allowance for expected credit losses is recognized. Pharming has a limited number of customers with long term relationships, without a history of shortfalls. Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the USA.

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

17.CONVERTIBLE BONDS
Recognition and movements of the convertible bonds were as follows:

Amounts in € ‘000	2020
Balance at January 1	—
Carrying value initial recognition	121,277
Interest paid (cash flow)	(1,875)
Amortization transaction cost	650
Accrued interest	3,536
Balance at December 31	123,588
- Current portion	1,661
- Non-current portion	121,927
On January 21, 2020, the company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025. The net proceeds of the issue of the bonds were used to redeem the balance of approximately US$51 million of the loan of Orbimed Advisors in full. The bonds were issued at par and bear interest at a rate of 3.00% per annum payable semi-annually in arrears in equal installments. Unless previously converted, redeemed or purchased and cancelled, the bonds will mature on January 21, 2025.
The bonds are convertible into the Company’s ordinary shares at an initial conversion price of €2.0028. This initial conversion price is subject to customary adjustment provisions. The number of ordinary shares initially underlying the bonds is 62,412,622. Any adjustment to the conversion price resulting in an increase in the number of conversion shares may require the Company to obtain further authorization from the Company’s shareholders to issue shares, grant rights to subscribe for shares and exclude preemptive rights. The Company has the option to redeem all, but not some only, of the outstanding bonds in cash at par plus accrued interest at any time, (a) if, on or after February 13, 2023, the parity value on each of at least 20 trading days in a period of 30 consecutive trading days shall have exceeded 130% of the principal amount or (b) if, at any time, 85% or more of the aggregate principal amount of the bonds originally issued shall have been previously converted and / or repurchased and cancelled.
The convertible bonds comprise of two components. The first component is a financial liability, which represents our contractual obligation to deliver cash or another financial asset for payment of interest and principal, if not converted. The second component is an equity instrument as it represents a written call option granting the holder the right, for a specified period of time, to convert it into a fixed number of the Company’s ordinary shares.
The fair value of the consideration in respect of the liability components is measured at the fair value of a similar liability that does not have any associated equity conversion option (IFRS 9 paragraph 5.1.1). This is the liability component’s carrying amount at initial recognition.
The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to €1.4 million.

18.LOANS AND BORROWINGS
Movements of the Orbimed loan were as follows:

Amounts in € ‘000	2020	2019
Carrying value at January 1	45,590	72,502
Amortized costs (financial income and expenses)	449	11,254
Interest paid (cash flow)	(346)	(8,418)
Repayment	(46,140)	(31,406)
Revaluation loan	447	1,658
Carrying value at December 31	—	45,590
- Current portion	—	45,590
- Non-current portion	—	—
In 2017, the Company entered into a debt facility with Orbimed Royalty Opportunities II, LP to raise US$100 million (€91.3 million at 2017 exchange rate).
Under the terms and conditions of this debt facility, the Lenders provided an amount of US$100 million secured senior debt funding against 48 months promissory notes with interest of the sum of (i) the Applicable Margin of 11% plus (ii) the greater of (x) One-Month LIBOR and (y) 1.00%. Quarterly repayment of the loan has been started in September 2018. The Company has the option to prepay the loan before its maturity date. As further consideration for the facility, the Lenders received a 4% warrant coverage (9,174,372 warrants) with a strike price of €0.455 representing the closing price of Pharming shares immediately prior to the closing date, plus a 2.5% commitment fee of the principal sum and an assignment fee on the maturity date of US$3.7 million.
The Company, and its subsidiaries, have pledged all tangible fixed assets, receivables, movable assets and intellectual property rights as security to the lenders. This security was released completely following the repayment of the loan.
In January 2020, the Company paid back and extinguished the loan from Orbimed completely with a settlement payment of $55.6 million (€50.1 million). On repayment of the loan, the Company had to pay an exit fee of 5% equaling €3.8 million.
19.LEASES
Lease liabilities can be specified as follows:

Amounts in € ‘000	2020	2019
Balance at January 1	6,309	5,218
New Leases	3,308	2,641
Interest expense accrued	596	663
Payments of lease liabilities	(1,913)	(2,213)
Balance at December 31	8,300	6,309
- Current portion	1,598	1,946
- Non-current portion	6,702	4,363

Future minimum lease payments as at December 31, 2020 and 2019 are as follows:

	2020		2019
Amounts in € ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	2,109	1,598	1,946	1,946
After one year but not more than five years	5,833	4,693	3,149	3,149
More than five years	2,615	2,009	1,214	1,214
Balance at December 31	10,557	8,300	6,309	6,309
20.DERIVATIVE FINANCIAL LIABILITIES
Derivative financial liabilities include conversion options embedded in warrants issued in relation to the issues of equity in 2013 and the taking out of loans in 2015 and 2016.
In 2020, in total 60,000 warrants were exercised, compared to the exercise of 240,000 warrants in total in 2019.
In 2019, in total 240,000 warrants were exercised, compared to the exercise of 14,802,056 warrants in total in 2018.

Movement of derivative financial liabilities for 2020, 2019 and 2018 can be summarized as follows:

Amounts in € ‘000	2020	2019	2018
Balance at January 1,	268	228	10,080
Fair value losses (gains) derivatives	(60)	209	495
Redemption cash settlement	—	—	(1,779)
Conversions into shares	(61)	(169)	(8,568)
Balance at December 31,	147	268	228

Fair value gains and losses on derivatives have been presented within financial income and expenses.
21.TRADE AND OTHER PAYABLES
Trade and other payables as at December 31, 2020 and 2019 are as follows:

Amounts in € ‘000	2020	2019
Accounts payable	10,969	5,351
Taxes and social security	502	(209)
Other payables	143	254
Accruals for employees	6,607	5,581
Accruals for rebates and discounts	12,158	14,258
Accrual for production	3,353	3,101
Other accruals	5,084	7,911
Balance at December 31	38,816	36,247
22.SHARE-BASED COMPENSATION
The Company has a Long-Term Incentive Plan and two option plans in place: one option plan for the former Board of Management (per December 11, 2020 the Chief Executive Officer (''CEO'') was integrated into the Board of Directors, see note 22) and one option plan for the Company’s senior management and members of former Board of Management, not being a member of the Board of Directors (‘the option plans’). The existing

Long-Term Incentive Plan (‘LTIP’) and the two option plans remain in place after December 11, 2020 for the employees. For the CEO, as the only executive member of the new Board of Directors, a new long-term incentive plan has been designed.
On December 11, 2020, the General Meeting of Shareholders of the Company approved (i) the new Long-Term Incentive Program for executive members of the Board of Directors of Pharming Group N.V. (the “LTI program’), and (ii) the one-off transition arrangement agreed with the CEO, for the implementation of the new LTI Program. All these plans or arrangements are equity settled.
Pursuant to the one-off transition arrangement, the CEO has waived all his rights for the grant of restricted shares and option rights, respectively, under the LTIP and the existing option plans for the financial year 2020. The Remuneration Policy as adopted by our shareholders on December 11, 2020 no longer permits the grant of share options to the members of the Board of Directors. On December 22, 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement. Reference is made to the section Remuneration Report 2020 in the Annual Report. Following the above, the information as provided below under Board of Management, also include the information of the Board of Directors from December 11, 2020 up to December 31, 2020, unless indicated otherwise.
The total expense recognized in 2020 for share-based payment plans amounts to €7.4 million (2019: €4.4 million), of which €1.6 million relates to taxes (2019: €0.6 million). The total expense recognized in 2018 for share-based payment plans amounts to €3.9 million.
The total expenses for share based payment plans in 2020, 2019 and 2018 is specified as follows:

Share-based compensation	2020	2019	2018
Board of Management options	75	557	395
Employee options	2,594	2,157	1,285
Long term incentive plan	4,642	1,735	1,501
Bonus shares	45	—	708
Balance at December 31	7,356	4,449	3,889
Board of management and employee option plans
The costs of option plans are measured by reference to the fair value of the options at the grant date of the option. A Black-Scholes option-pricing model is used to determine the fair value of the options granted. The following assumptions were used in the model

	2020	2019
Expected time to maturity (employees)	1-4 years	1-4 years
Expected time to maturity (Board of Management)	not applicable	0.7 years
Volatility (employees)	53% - 60%	54% - 58%
Volatility (Board of Management)	not applicable	56%
Risk-free interest rate (employees)	(0.52)% - (0.27)%	(0.36)% - (0.30)%
Risk-free interest rate (Board of Management)	not applicable	0.25%
Long Term Incentive Plan
Under the LTIP, restricted shares are granted conditionally each year with shares vesting based on the market condition in which the total shareholder return performance of the Pharming share is compared to the total shareholder return of a peer group of other European biotech companies. The Company used a Monte-Carlo simulation model to determine the fair value of the awards at grant date. The range of assumptions used are:

	2020	2019	2018
Volatilities	54%	56%	56%
Risk-free interest rates	(0.24)%	(0.21)%	(0.41)%
Dividend yields	0.00%	0.00%	0.00%

An overview of the number of LTIP shares granted in 2018-2020 and in total as well as the fair value per share award is as follows:

Participant category	2020	2019	2018	Total
Non Executive members of the Board of Directors	—	205,000	100,000	305,000
Executive Members of the Board of Directors	—	201,050	130,131	331,181
Executive Committee	105,000	326,807	186,220	618,027
Senior managers	930,000	1,830,000	965,000	3,725,000
Total	1,035,000	2,562,857	1,381,351	4,979,208
Fair value per share award (€)	0.752	0.345	0.671
The following table provides an overview of LTIP shares granted, forfeited or issued in 2018-2020 as well as the number of LTIP shares reserved at December 31, 2020:

Participant category	Granted	Forfeited	Not vested	Reserved at December 31, 2020
Non Executive members of the Board of Directors	305,000	(20,000)	(46,187)	238,813
Executive Members of the Board of Directors	331,181	0	(97,273)	233,908
Executive Committee	618,027	(85,005)	(76,432)	456,590
Senior managers	3,725,000	(81,210)	(619,969)	3,023,821
Total	4,979,208	(186,215)	(839,861)	3,953,132

The 2018 shares did vest at the end of the vesting period (December 31, 2020) and a total of 50% of the granted LTIP shares were issued. LTIP shares reserved at December 31, 2020 relate to the 2019 shares available for participants still in service at the end of 2019. The Company expensed amounts of €0.9 million in 2020 (2019: €1.1 million, €0.9 million in 2018).
Long-term incentive plan expenses decreased due to exclusion of former Board of Management and former Board of Supervisory Directors.

Transition arrangement for the Chief Executive Officer
On December 22, 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement. These shares will vest in three equal annual tranches in Q1 2021, Q1 2022 and Q1 2023, subject to the pro-rata achievement of the long-term targets under the new LTI program.

Option plans
An overview of activity in the number of options for the years 2020, 2019 and 2018 is as follows:

	2020		2019		2018
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)
Balance at January 1	40,327,537	0.923	34,320,956	0.532	54,901,629	0.408
Expired	(3,281)	0.294	(4,430,757)	1.022	(76,702)	0.071
Granted pre 2018					525,453	0.335
Exercised	(5,343,268)	0.443	(7,913,912)	0.344	(26,993,174)	0.291
Granted under plan for:
Board of Management	—	—	4,400,000	0.805	—	—
Employees	15,536,750	0.974	14,085,000	0.734	6,320,000	0.770
Forfeited under plan for:
Board of Management	—	—	—	—	—	—
Employees	(411,250)	0.521	(133,750)	0.712	(356,250)	0.320
Balance at December 31	50,106,488	0.740	40,327,537	0.923	34,320,956	0.532
- Vested	19,675,875	0.583	12,797,424	0.401	16,614,702	0.302
- Unvested	30,430,613	0.842	27,530,113	0.719	17,706,254	0.757
Exercised options 2020
In 2020 a total of 5,343,268 options have been exercised with an average exercise price of €0.443. In 2019 a total of 7,913,912 options have been exercised with an average exercise price of €0.344.
All options outstanding at December 31, 2020 are exercisable with the exception of the unvested options granted to the employees still in service. The 2020 share options for the employees vest after one year under the condition the employees are still in service at vesting date.
Exercise prices of options outstanding at December 31, 2020, December 31, 2019 and December 31, 2018 and the exercise values are in the following ranges:

	2020		2019		2018
Exercise prices in €	Number	Exercise value in €’000	Number	Exercise value in €’000	Number	Exercise value in €’000
0.063 - 0.25	3,225,000	674	4,737,500	990	6,578,837	1,375
0.25 - 0.50	6,742,863	2,259	9,187,537	3,100	14,757,996	4,994
0.50 – 0.75	12,974,375	9,458	13,202,500	9,625	824,121	416
0.75 – 2.50	27,164,250	24,686	13,200,000	11,324	12,160,002	11,466
Balance at December 31	50,106,488	37,077	40,327,537	25,039	34,320,956	18,251
Granted options to employees
In 2020, the Company granted 15,536,750 options to employees with a weighted average exercise price of €0.974; fair values for options granted in 2020 were in the range of €0.201 - €0.612. In 2019, the Company granted 14,085,000 options to employees with a weighted average exercise price of €0.734; fair values for options granted in 2019 were in the range of €0.170 - €0.307. In 2018, the Company granted 6,320,000 options to employees with a weighted average exercise price of €0.770; fair values for options granted in 2018 were in the range of €0.274 - €0.418.

Granted options to former Board of Management
In 2020 no options were granted to former Board of Directors.
23.BOARD OF MANAGEMENT
Mr. S de Vries (Chief Executive Officer), Mr. B.M Giannetti have been members of the Board of Management up to December 11, 2020. Mr. R. Wright resigned from the Board of Management on May 20, 2020.
On December 11, 2020 in the Extraordinary General Meeting of Shareholders (EGM) the proposal to switch to a one-tier board was approved. As a result, as of December 11, 2020, The Board of Management, was integrated into the Board of Directors (Mr. S. de Vries) and into Executive Committee (Mr. B.M. Giannetti).
Remuneration
Compensation of the members of the former Board of Management for 2020, 2019 and 2018 was as follows:

Amounts in € ‘000	Year	Base salary	Bonus (i)	Share-based payment (ii)	Post-employment benefits (iii)	Other (iv)	Total
S. de Vries	2020	538	377	1,522	94	32	2,563
	2019	507	310	487	72	32	1,408
	2018	490	428	325	81	32	1,356
B.M. Giannetti	2020	352	176	620	74	24	1,246
	2019	331	170	289	70	8	868
	2018	320	233	201	77	8	839
R. Wright	2020	136	12	94	13	306	561
	2019	317	149	114	23	0	603
	2018	306	148	167	34	0	655
Total	2020	1,026	565	2,236	181	362	4,370
	2019	1,155	629	890	165	40	2,879
	2018	1,116	809	693	192	40	2,850
(i)Bonuses are related to the achievement of the corporate and personal objectives. Refer to the report of the Remuneration Committee for the review of the performance and the extent the goals have been met.
(ii)Share-based payments are long term benefits and for 2020 relate to options of €0.07 million (2019:€0.6 million) and long-term incentive plan of €2.2 million (2019 €0.3 million).
(iii)Post-employment benefits were in line with previous year.
(iv) Includes car allowances and a termination payment of €0.306 million for Mr. R. Wright
Shares
At December 31, 2020 the members of the former Board of Management held the following numbers of shares:

Shares held	As at December 31, 2020
S. de Vries	6,638,869
B.M. Giannetti	1,707,714
Total	8,346,583

All shares held by members of the former Board of Management are unrestricted.
Options

The following table gives an overview of movements in number of option holdings of the individual members of the former Board of Management in 2020, the exercise prices and expiration dates up to December 31, 2020:

Amounts in € ‘000	January 1, 2019	Granted 2019-2020	Exercised 2019-2020	Forfeited/ Expired 2019-2020	December 31, 2020	Exercise Price (€)	Expiration date
S. de Vries	2,400			(2,400)	—	1.130	17 June 2019
		2,800			2,800	0.805	20 Sept 2023

Total	2,400	2,800	—	(2,400)	2,800
B.M. Giannetti	1,440			(1,440)	—	1.130	17 June 2019
		1,600			1,600	0.805	20 Sept 2023

Total	1,440	1,600	—	(1,440)	1,600
R. Wright	1,000		(1,000)		—	—	28 Oct 2020
	4,000		(1,000)		3,000	0.209 - 1.130	25 May 2021
Total	5,000	—	(2,000)	—	3,000
In service:
December 31	8,840	4,400	(2,000)	(3,840)	7,400
Upon termination, the Company agreed with Mr. R. Wright that all granted options of Mr. R. Wright remain exercisable until their expiry.
Long Term Incentive Plan

	Year	Granted	Settled	Forfeited	Not vested	Reserved at December 31, 2020
S. de Vries	2020	—	—	—	—	—
	2019	201,050	—	—	—	201,050
	2018	130,131	—	—	—	130,131
B.M. Giannetti	2020	—	—	—	—	—
	2019	131,331	—	—	—	131,331
	2018	85,005	—	—	—	85,005
R. Wright	2020	—	—	—	—	—
	2019	125,476	—	—	—	125,476
	2018	81,215	—	—	—	81,215
Total	2020	—	—	—	—	—
	2019	457,857	—	—	—	457,857
	2018	296,351	—	—	—	296,351
Upon termination, the Company agreed that Mr. R. Wright will continue to participate in each Long-Term Incentive Plan for which he has already been granted shares, but not in the 2020 plan or beyond regardless of grant date.
Loans or guarantees

During the year 2020, no loans or guarantees have been granted to former members of the Board of Management. No loans or guarantees to members of the former Board of Management were outstanding at December 31, 2020.
24.BOARD OF DIRECTORS

Non-Executive members Board of Directors
Remuneration
Compensation of the Non-Executive members of the Board of Directors and / or of former members of the Supervisory Board of Directors for 2020, 2019, and 2018 was as follows:

Amounts in € ‘000	Year	BOSD / BOD	AC	RC	GC	Share-Based Payment	Total
P. Sekhri	2020	65	—	—	—	52	117
	2019	50	—	—	—	33	83
	2018	50	—	—	—	30	80
Ms D. Jorn *	2020	45	3	6	—	35	89
	2019	20	2	4	—	5	31
	2018	—	—	—	—	—	—
J. Blaak ******	2020	—	—	—	—	—	—
	2019	—	—	—	—	—	—
	2018	18	—	2	—	18	38
J.H.L. Ernst ***	2020	41	3	3	3	37	87
	2019	36	3	3	—	26	68
	2018	36	3	3	—	26	68
J.B. Ward	2020	45	—	3	6	40	94
	2019	36	—	3	—	27	66
	2018	36	—	6	—	26	68
A. de Winter	2020	45	9	—	3	40	97
	2019	36	9	—	—	28	73
	2018	36	9	—	—	26	71
J. Egberts **	2020	—	—	—	—	4	4
	2019	15	—	1	—	—	16
	2018	36	3	—	—	20	59
B. Yanni ****	2020	31	—	—	—	21	52
	2019	—	—	—	—	—	—
	2018	—	—	—	—	—	—
M. Pykett *****	2020	31	—	—	—	21	52
	2019	—	—	—	—	—	—
	2018	—	—	—	—	—	—
Total	2020	303	15	12	12	250	592
	2019	193	14	11	—	119	337
	2018	212	15	11	—	146	384

* Ms D. Jorn was appointed on May 22, 2019
** Mr. J. Egberts retired from the BOSD at May 22, 2019
*** Mr.J.H.L Ernst retired from the BOSD at November 23, 2020
**** Mrs. B. Yanni was appointed on December 11, 2020
*****Mr. M. Pykett was appointed on December 11, 2020
****** Mr Blaak retired from the board on May 23, 2018
Shares, options and warrants
Members of the former Board of Supervisory Directors did not participate in an option plan. In 2020 no LTIP shares were granted. In 2019, a total of 205,000 LTIP shares were granted at the Annual General Meeting held on May 22, 2019.
The following table gives an overview of movements in number of LTIP shares of the Non-Executive members of the Board of Directors and / or of the former Board of Supervisory Directors:

Amounts in € ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at December 31, 2020
J.H.L. Ernst	2020	—	—	—	—	—
	2019	40	—	(40)	—	—
	2018	25	—	(25)	—	—
J.Blaak	2020	—	—	—	—	—
	2019	—	—	—	—	—
	2018	—	—	—	—	—
J.B. Ward	2020	—	—	—	—	—
	2019	35	—	—	—	35
	2018	25	—	—	—	25
A. de Winter	2020	—	—	—	—	—
	2019	40	—	—	—	40
	2018	25	—	—	—	25
P. Sekhri	2020	—	—	—	—	—
	2019	50	—	—	—	50
	2018	30	—	—	—	30
D. Jorn	2020	—	—	—	—	—
	2019	40	—	—	—	40
J. Egberts	2020	—	—	—	—	—
	2019	—	—	—	—	—
	2018	20	—	(20)	—	—
B. Yanni	2020	—	—	—	—	—
M. Pykett	2020	—	—	—	—	—
Total	2020	—	—	—	—	—
	2019	205	—	(40)	—	165
	2018	125	—	(45)	—	80
Shares
At December 31, 2020, the Non-Executive members of the Board of Directors held the following numbers of shares:

As at December 31, 2020	Ordinary shares	Certificates of shares
P. Sekhri	110,000	230,000
A. de Winter	213,125	—
J.B. Ward	328,313	—
Ms. D. Jorn	—	—
Ms. B. Yanni	—	—
M. Pykett	—	—
Total	651,438	230,000
All shares held by the Non-Executive members of the Board of Directors are unrestricted.
Loans or guarantees
During the year 2020, the Company has not granted loans or guarantees to any member of the Non- Executive members of the Board of Directors or former members of the Board of Supervisory Directors. No loans or guarantees to Non- Executive members of the Board of Directors or former members of the Board of Supervisory Directors were outstanding at December 31, 2020.

25.RELATED PARTY TRANSACTIONS
Related parties’ disclosure relates mainly to key management compensation and to transactions with the associated company Bioconnection B.V.
On December 11, 2020, the Company has changed its governance structure from a two-tier model to a one tier board model. The key management compensation is as follows:

Amounts in € ‘000	2020	2019	2018
Salaries and other short-term employee benefits	2,359	2,132	2,250
Post-employment benefits	181	165	193
Share-based compensation	2,486	1,009	839
Total	5,026	3,306	3,282

All direct transactions with members of the Board of Directors and the former Board of Management and the former Board of Supervisory Directors have been disclosed in notes 23 and 24 of these financial statements. At December 31, 2020, the Company had a payable balance of a total amount of €nil (2019: €nil) to members of the Board of Management and Board of Supervisory Directors.
Related party transactions with Bioconnection B.V. are in the ordinary course of that company’s fill & finish business and amounted to €2.6 million (2019: €2.2 million since the effective date of the investment of April 9, 2019). At December 31, 2020, the Company owed a balance of €0.1 million (2019: €0.1 million) to Bioconnection for fill & finish services supplied. In addition, accrued expenses at the balance sheet date included €nil (2019: €0.3 million) in respect of batches of finished vials produced in 2020.
26.OTHER FINANCIAL LIABILITIES, INCLUDING BUSINESS COMBINATIONS AND CONTINGENT CONSIDERATION
Other Financial Liabilities:

Amounts in € ‘000	2020	2019
Current
Contingent consideration	20,357	17,835
Total current	20,357	17,835

Non-current
Contingent consideration	—	17,081
Financial guarantee contracts	173	201
Total non-current	173	17,282
Total	20,530	35,117
In 2016 Pharming completed the acquisition of all North American commercialization rights for its own product RUCONEST® from Valeant. Pharming paid an upfront amount of US$60 million, and committed future payments up to a further US$65 million, based on achievement of certain sales milestones. After this acquisition, Pharming became responsible for selling RUCONEST® directly in the US.
The fair value of the contingent consideration, which is reflected in Other financial liabilities, is based on becoming due within one year. Accordingly, the Company has decreased the fair value of the contingent consideration from €34.9 million at year-end 2019 to €20.4 million at year-end 2020, as a result of the payment of the second milestone of €18.1 million in first quarter of 2020 and by taking a charge to the income statement of €3.3 million (2019: €2.9 million). As result of the strong US sales performance in Q4 2020, the net sales level that triggers the payment of the final US$25 million milestone to Bausch Health Inc. has been achieved.
27.COMMITMENTS AND CONTINGENCIES
Material agreements
At the end of 2020 the Company had several agreements with third parties related to the manufacturing of RUCONEST and development of new products. In these agreements certain minimum volumes are committed. Total potential liabilities under these agreements are approximately €17.8 million (2019: €26 million), of which €15.3 million relates to 2021 and €2.5 million relates to 2022. All expenditures relate to the cost of goods.
Under the Novartis license agreement for Leniolisib dated August 2019, the Company is committed to contribute additional funding for the remaining clinical development through the current registration-enabling study up to the amount of €2.1 million. This is expected to be paid during 2021, although a small portion may be paid in 2022 depending on the rate of completion of the study. The agreement also provides for future milestone payments upon future achievement of certain approvals and sales levels.
The Company has committed itself to building a new facility to expand it’s downstream processing capacity for its lead product, RUCONEST® (recombinant C1 esterase inhibitor (rhC1INH)). The facility will include the purification, filtration and concentration of the starting material. Construction is planned to begin mid-2021 at Pivot Park in Oss, the Netherlands. Pivot Park is also the location of BioConnection B.V., Pharming’s contracted fill and finish facility, in which Pharming holds a minority stake.
28.FINANCIAL RISK MANAGEMENT
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. Up to December 11, 2020, the former Board of Management was responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field. From December 11, 2020 onwards the Board of Directors is responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.

Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. Both the former Board of Management's and current Board of Directors' strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, debt and equity. Compared to last year there have been no significant changes in risk management policies.
Currency risk
This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States dollar (US dollar). Certain payments and sales of RUCONEST® in the US are being and will be received in US dollar. In 2020 repayments and interest payments of the loans were made in US dollar. Some direct payments of US activities are carried in US dollar through the Dutch entities. At December 31, 2020 the Group’s cash and cash equivalents, including restricted cash, amounted to €168.3 million. This balance consists of cash assets denominated in euros for a total amount of €10.1 million and cash assets in US dollars for a total amount of US$194.3 million or €158.2 million (applying an exchange rate EUR/US$ at December 31, 2020 of 1.2280). The US dollar cash balance will be used for the commercialization activities of the US organization and to cover the operating costs of the activities in the EU and RoW.
The carrying value of the Orbimed loan at December 31, 2019 was US$51.1 million or €45.6 million, although this has since been fully repaid in 2020. At the end of 2020 the Group has a contingent consideration of US$25.0 million or €20.4 million (2019: €34.9 million) as a liability on the balance sheet. Cash and cash equivalents (including restricted cash) , accounts receivables and inventories denominated in US$ amounted in total US$216.5 million (€176.3 million), respectively US$27.1 million (€22.1 million) for the contingent consideration and accounts payables denominated in US$. Pharming performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the cash and cash equivalents (including restricted cash) accounts receivables, inventories, contingent consideration and accounts payables, denominated in US dollars, at year-end is US$189.4 million, a 10% strengthening or weakening of the euro versus US dollar would have an impact of €15.4 million on the Group’s gain (weakening of the euro) or loss (strengthening of the euro).
In 2019 there was a natural hedge between receipts from US sales denominated in USD and the repayment of the Orbimed loan in USD. The fact that US sales are increasing in 2020, and the fact that the repayment of the Orbimed loan, denominated in USD, has been done in 2020, means that there is no natural hedge anymore between those amounts. The Company is making plans for the introduction of an integrated treasury policy involving non-speculative hedging instruments such as forward currency purchases and sales to enable this risk to be managed and contained.
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Pharming’s interest rate risk policy is aimed at minimizing the interest rate risks associated with the financing of the Company and thus at the same time optimizing the net interest costs. This policy translates into a certain desired profile of fixed-interest and floating interest positions, including those generated by cash and cash equivalents and those paid on finance lease liabilities. As the Orbimed loan has been fully paid back, and the interest rate on the convertible bond is a fixed percentage, Pharming concluded that the total risk on interest is not material.
The issue of the Convertible Bonds due 2025 at a fixed interest rate of 3.00% p.a. replacing the Company’s previous debt facility has rendered this concern obsolescent. The interest on the vast majority of the Company’s financial instruments is now not variable with market interest rates. More information on the Convertible Bonds due 2025 can be found in note 17.

Credit risk
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at December 31, 2020 is represented by the carrying amounts of cash and cash equivalents and trade and other receivables.
The carrying amounts of the cash and cash equivalents (including restricted cash) as at December 31, 2020 amounted to €168.3 million and was held through financial institutions with a BB+ to A rating or better from Standard & Poor’s, Baa3 to A1 ratings from Moody’s and BBB+ to A ratings from Fitch.
Trade and other receivables at December 31, 2020 amounted to €29.2 million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the position taken with respect to trade and other receivables, the Company considers that this risk is adequately managed.
Liquidity risk
The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Pharming’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents. The strategy of the Company is to repay its obligations through generation of cash income from operating activities such as product sales and licensing agreements. In case such cash flows are insufficient, the Company relies on financing cash flows as provided through the issuance of shares or incurring financial liabilities.
The following table presents the financial liabilities at year-end 2020, showing the remaining undiscounted contractual amounts due including nominal interest:

Amounts in €’000	2021	2022	2023	2024	2025 and onwards	Total	Prior year total
Trade and other payables	38,816	—	—	—	—	38,816	36,247
Derivative financial liabilities	147	—	—	—	—	147	268
Loans and borrowings	—	—	—	—	—	—	49,601
Other financial liabilities	20,530	—	—	—	—	20,530	40,269
Lease Liabilities	2,109	1,865	1,593	1,231	3,799	10,597	10,215
Convertible Bonds	3,750	3,750	3,750	3,750	126,875	141,875	—
Total	65,352	5,615	5,343	4,981	130,674	211,965	136,600
Fair value estimation
The Company uses the following hierarchy for determining the fair value of financial instruments measured at fair value:
•Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices);
•Level 3: Inputs for the asset or liability that are not based on observable market data or which are based on the probability of future events occurring (that is, unobservable inputs).
The following table presents the liabilities that are measured at fair value at year-end 2020 and 2019:

	2020		2019
Amounts in € ‘000	Level 3	Total	Level 3	Total
Derivative financial liabilities	147	147	268	268
Other financial liabilities	173	173	35,117	35,117
Balance at December 31	320	320	35,385	35,385

The derivative financial liabilities measured at fair value through profit or loss include warrants not publicly traded and for which no other observable inputs are available. Accordingly, the fair value of the warrants has been determined through the Black-Scholes model, applying the following parameters as at December 31 in each year:

	2020	2019
Expected time to maturity of warrants in issue	0.9 years	1.9 years
Volatility	53%	58%
Risk-free interest rate	-0.53%	-0.30%

As described in note 2.5 Significant accounting judgments and estimates, the Company has performed a sensitivity analysis which demonstrates the potential possible effects in the event that derivative financial liabilities are settled for shares at a fair value price different from the exercise value.

The following table includes carrying values and the estimated fair values of financial instruments:

Amounts in € ‘000	2020		2019
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	168,293	168,293	68,567	68,567
Trade and other receivables	29,236	29,236	25,737	25,737
Liabilities:
Loans and borrowings	—	—	45,590	45,590
Convertible Bond	123,588	123,588	—	—
Lease Liabilities	8,300	8,300	6,309	6,309
Other financial liabilities	20,530	20,530	35,117	35,117
Trade and other payables	38,816	38,816	36,247	36,247
Derivative financial liabilities	147	147	268	268
The above fair values of financial instruments are based on internal calculations with the exception of the warrant and conversion option in the derivative financial liabilities as calculated by an independent valuator. Cash and cash equivalents, trade and other receivables as well as trade and other payables are stated at carrying amount, which approximates the fair value in view of the short maturity of these instruments. The fair values of finance lease liabilities and loans and borrowings (both non-current and current portion) are based on arm’s length transactions.

The table sets out an analysis for each of the period presented of the net position of Loans and borrowings, and Cash and cash equivalents, showing the remaining undiscounted contractual amounts due including nominal interest.

Amounts in € ‘000	2020	2019
Cash and cash equivalents	167,068	66,299
Loans and borrowings - repayable within one year	—	(49,601)
Convertible bond - repayable within one year	(1,661)
Convertible bond - repayable after one year	(121,927)	—
Net debt	43,480	16,698

Cash and cash equivalents	167,068	66,299
Gross debt - fixed interest rates	(123,588)	(49,601)
Gross debt - variable interest rates	—	—
Net debt	43,480	16,698

Reconciliation of liabilities arising from financing activities:

	2019	Cashflows	Non - Cash changes						2020
Amounts in €’000			Acquisition	Interest Expense Accrued	Amortized costs	Fair Value Changes	Other
Loans and borrowings	45,590	(50,088)	—	346	449	—	3,703	*	—
Convertible Bond	—	120,807	—	3,536	650	—	(1,405)	**	123,588
Other financial liabilities	35,117	(18,136)	—	—	—	3,249	300	***	20,530
Lease Liabilities	6,309	(1,913)	3,308	596	—	—	—		8,300
Derivative financial liabilities	268	—	—	—	—	(121)	—		147
Total liabilities from financing activities	87,284	50,670	3,308	4,478	1,099	3,128	2,598		152,565
* Represents for the majority exit fees paid.
** Represents value conversion rights of convertible bonds as reflected in the consolidated Shareholders' Equity.
*** Represents foreign exchange result on the milestone payment.
29.EARNINGS PER SHARE AND FULLY-DILUTED SHARES
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans and warrants issued. For 2020, 2019 and 2018, the basic and diluted profit (loss) per share is:

	2020	2019	2018
Net profit attributable to equity owners of the parent (in €’000)	33,035	36,195	24,993
Weighted average shares outstanding	636,268,929	626,315,013	606,618,117
Basic earnings per share (in €)	0.051	0.058	0.041
Weighted average diluted shares outstanding	682,737,280	673,519,995	653,527,702
Diluted earnings per share (in €)	0.048	0.054	0.038

For 2020 the diluted net profit used in the calculation of dilutive profit per share amounts to €33.0 million. Difference between the weighted average shares outstanding and the weighted average diluted shares outstanding used for basic profits calculations per share relates to options, warrants and LTIP. The 60,702,687 average shares related to the convertible bonds are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.
Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per December 31, 2020 and the date of these financial statements is provided in the following table.
Movements of shares and other instruments between December 31, 2020 and April 7, 2021 are shown in the table below:

	December 31, 2020	Shares issued	Shares reserved	April 7, 2021
Shares	638,821,619	2,300,290	168,105	641,290,014
Warrants	148,944	(60,915)	—	88,029
Options	50,106,488	(1,217,500)	(300,363)	48,588,625
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	9,979,208	(1,021,875)	(2,837,452)	6,119,881
Issued	761,468,881	—	(2,969,710)	758,499,171
Available for issue	118,531,119	—	2,969,710	121,500,829
Authorized share capital	880,000,000	—	—	880,000,000
30.SHAREHOLDER's EQUITY
The Company’s authorized share capital amounts to €8.8 million and is divided into 880,000,000 ordinary shares with a nominal value of €0.01 each. At December 31, 2020 all 638,821,619 (2019: 631,323,225) shares outstanding have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions. Please refer to the consolidated statement of changes in equity.