Form 20-F
period 2021-12-31
Pharming Group N.V.
filed 2022-04-06
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
10 Independence Blvd, Suite 401
Warren, New Jersey 07059
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

648,749,000 ordinary shares, nominal value €0.01 per share as of December 31, 2021.

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
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
In this Annual Report on Form 20-F (Annual Report) the terms “Pharming”, “Pharming Group”, “Pharming Group N.V.”, “Pharming Healthcare Inc.”, “the Group”, "the Company", “we”, “us” and “our” refer to Pharming Group N.V. together with its subsidiaries, except where the context otherwise requires.
This Annual Report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report on Form 20-F are based upon information available to us as of the date of this Annual Report on Form 20-F and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
•our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
•our plans to collaborate, or statements regarding the ongoing collaborations, with third parties;
•our plans to research, develop, manufacture and commercialize our product candidates;
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
•our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements as we currently expect;
•our ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of our business; and
•regulatory developments in the United States, the Netherlands, other EU Member States and other jurisdictions including tax matters.
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
This Annual Report on Form 20-F contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Item 3.D—Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates.

APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
We adopted International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been prepared in accordance with IFRS.

CURRENCY
Unless otherwise stated, “$”, when used in this Annual Report on Form 20-F, refers to U.S. dollars and “€” refers to Euros.

Item 1 Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2 Offer Statistics and Expected Timetable
Not applicable.

Item 3 Key Information

A. [Reserved]

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

Summary of Selected Risks Associated with Our Business

•The development and commercialization of pharmaceuticals is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
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
•If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.
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
•Since many of our product candidates are at an early stage of development, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our product candidates due to limited resources available.
•A public health epidemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, distributors and other partners, as well as physicians treating HAE patients, may be prevented from conducting business and patient care activities for an indefinite period of time, including due to lockdowns and quarantines that may be requested or mandated by governmental authorities.
•The costs and timing of potential clinical trials, filings and approvals, and the potential therapeutic scope of the development and commercialization of our products involve a high degree of uncertainty and risk which make it difficult to predict the time and costs of product development of novel approaches.
•We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, our business may be adversely impacted.
•We conduct clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.
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

•Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules and significantly impact commercially available goods.
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
•The laws, regulations, ethical standards and international pharmaceutical codes in the areas of sales and marketing of pharmaceutical products, and interacting with government officials, healthcare stakeholders and third-party intermediaries, are very complex, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
•If we are unable to remediate material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

Risks Related to Our Business
The development and commercialization of pharmaceuticals is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
The development and commercialization of pharmaceuticals is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. We face the risk that RUCONEST® may no longer be competitive and accepted by physicians, patients, payors and others in the medical community within acute HAE market. Prophylactic therapies are becoming more effective, which results in HAE patients are requiring less acute rescue medicine. RUCONEST® is not approved for prophylactic use.
Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1INH products. Oral products for the prevention of HAE attacks are also being developed. Orladeyo (berotralstat) is an oral product which was approved in Q4 2020. It is promoted by BioCryst. It has thus far made minimal impact on RUCONEST®, mainly as it is indicated for prophylaxis/prevention. It therefore competes with the prophylactic, rather than acute therapies. In the acute market, we face pricing competition since the acute treatment Firayzr (icatibant injection) began having competition from generic equivalents which entered the market starting in 2019. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. New technologies from competitors may make RUCONEST®, one or more of our product candidates or our technology obsolete.
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
•our ability to secure regulatory approvals in additional markets on a timely basis and with commercially feasible labels;
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
•obtaining and maintaining patent protection and regulatory exclusivity; and
•adequately investing in the manufacturing, sales, marketing, market access, medical affairs and other functions that are supportive of our commercialization efforts.
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
Further, it is possible that a third-party payer may consider our product candidates as substitutes and only offer to reimburse patients for a less expensive product. In some cases this can involve a requirement that patients try the less expensive product first, only approving other therapies after the patient does poorly on the less expensive product. Even if we show improved efficacy or convenience of administration with our product candidates compared to products marketed by our competitors and the prevailing standard of care, the pricing of existing therapies may still limit the amount we could charge. Third-party payers may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on them.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to set their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.
Since many of our product candidates are at an early stage of development, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our product candidates due to limited resources available.
Other than leniolisib, which successfully completed the pivotal Phase 2/3 study, our rhC1INH projects and our non-rhC1INH product candidates are all at an earlier stage of development. Our gene therapy product candidate, and our next generation enzyme replacement therapy, or ERT for Pompe disease are in preclinical development. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.
Through the addition of new late stage assets through acquisition and/or in-license, such as the new program leniolisib for APDS, Pharming is looking to reduce the development timelines further by searching for more new projects. A professional program management structure has been developed so that programs are properly monitored, and needs are met.
A public health epidemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, distributors and other partners, as well as physicians treating HAE patients, may be prevented from conducting business and patient care activities for an indefinite period of time, including due to lockdowns and quarantines that may be requested or mandated by governmental authorities.
Our clinical trials or those of our collaborators and investigational sponsors, including our planned Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations and our open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia, have been subject to delays and it remains uncertain when these clinical trials will resume or the degree to which COVID-19 will impact them. The continued spread of COVID-19 and the measures taken by the governments of countries affected, particularly the United States and the Netherlands, have also disrupted the supply chain. Any further delays or interruptions in the manufacture and supply of RUCONEST® could result in delays for our planned clinical trials, impair our ability to meet demand for new RUCONEST® prescriptions and impede our clinical trial recruitment, testing, monitoring, data collection and analysis and other related activities. Any of the foregoing factors could have a material adverse impact on our business, financial condition, operating profit, cash flows and prospects.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including inflation and supply disruption.
A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, which could result from an event like the recent global sanctions imposed by countries against Russia following Russia’s military intervention in the Ukraine, could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

The costs and timing of potential clinical trials, filings and approvals, and the potential therapeutic scope of the development and commercialization of our products involve a high degree of uncertainty and risk which make it difficult to predict the time and costs of product development of novel approaches.
New product development and indication expansions of existing products is very expensive and involves a high degree of uncertainty and risk. Only a small number of research and development programs result in the commercialization of a new product. Furthermore, the development of novel approaches for the treatment of diseases, including development efforts in new and innovative modalities present additional challenges and risks. Clinical trial data and results are subject to differing interpretations by regulatory authorities. The organization can view data as sufficient to support the safety, effectiveness and/or approval of an investigational therapy, and regulatory authorities may disagree and may require additional data, may limit the scope of the approval or may deny approval altogether. These interpretations may also vary across regulatory authorities in different markets. There can be difficulty in predicting the time and cost of product development of novel approaches for the treatment of diseases across regulatory approval authorities.
Success in preclinical work or early-stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. The results of clinical trials may indicate that our product candidates lack efficacy, have harmful side effects, result in unexpected adverse events or raise other concerns that may significantly reduce the likelihood of regulatory approval. This may result in terminated programs, significant restrictions on use and safety warnings in an approved label, adverse placement within the treatment paradigm or significant reduction in the commercial potential of the product candidate.

Even if we could successfully develop new products or indications, we may make a strategic decision to discontinue development of a product candidate or indication if, for example, we believe commercialization will be difficult relative to the standard of care or other opportunities in our pipeline.
Any future acquisitions we make may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.
As a part of our growth strategy, we may make additional acquisitions of complementary businesses, products or research. Any future acquisition will involve numerous risks and operational, financial and managerial challenges, including the following, any of which could adversely affect our business, financial condition or results of operations:
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
Negative publicity regarding genetic modification in general, and our transgenic manufacturing techniques in particular, or activism regarding the treatment of our livestock could result in reduced market acceptance for our products, increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. If any such adverse events occur, commercialization of RUCONEST® or further advancement of our clinical trials could be halted or delayed, which would have a material adverse effect on our business and operations.
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
We conduct clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.
We and the investigators conducting clinical trials for certain of our product candidates study our product candidates outside the United States. For example, the clinical trials of rhC1INH for the treatment of COVID-19, Acute Kidney Injury, or AKI and pre-eclampsia have included sites outside the United States. Although the U.S. Food and Drug Administration, or FDA, may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful.
In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates or indications. In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an Investigational New Drug application, or IND, for each of our product candidates. We cannot be sure any IND we submit to the FDA, or any similar CTA we submit in other countries, will be accepted. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a New Drug Application, or NDA, or Biologics License Application, or BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.
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
In the European Union and the United Kingdom, a “similar medicinal product” is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. Obtaining orphan drug exclusivity for our product candidates is important to the product candidate’s success. If a competitor obtains orphan drug exclusivity for, and approval of, a product with the same indications as our product candidates before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market for a certain period of time.

Even if we obtain orphan drug exclusivity, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product or product candidate is shown to be clinically superior to our product or product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product or product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated.
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
In addition, data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. There can be no assurance that the FDA, EMA or other foreign regulatory bodies will find the efficacy endpoints in our registrational trials or any efficacy endpoint we propose in future registrational trials to be sufficiently validated and clinically meaningful, or that our product candidates will achieve the pre-specified endpoints in current or future registrational trials to a degree of statistical significance, and with acceptable safety profiles. We also may experience regulatory delays or rejections as a result of many factors, including serious adverse events involving our product candidates, changes in regulatory policy or changes in requirements during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.
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

If there are fewer actual patients than estimated, or if any product approval is based on narrower definitions of patient populations, our revenues and cash position could be materially and adversely affected. The patient population for the diseases that our products treat is very small, and networking, data gathering and support channels are not as established as those for more prevalent and researched disease indications. There are limited patient registries and other methods of establishing with precision the actual number of patients of our existing and potential future indications in any geography. Estimating the prevalence of a rare disease is difficult and we therefore must rely on assumptions, beliefs and an amalgam of information from multiple sources, resulting in potential under or over-reporting. There is no guarantee that our assumptions and beliefs are correct, or that the methodologies used and data collected have generated or will continue to generate accurate estimates. There is therefore uncertainty around the estimated total potential addressable patient population for treatment with RUCONEST® worldwide. In addition, the potential market opportunity for our product candidates that we may develop is difficult to estimate precisely, particularly given that the orphan drug markets which are targeted are, by their nature, relatively unknown. Our estimates of the potential market opportunity for each of these product candidates are predicated on several key assumptions, such as industry knowledge and publications, third-party research reports and other surveys. If any of our assumptions prove to be inaccurate, then the actual market for RUCONEST®, or our other or future product candidates, could be smaller than our estimates of the potential market opportunity. If that turns out to be the case, our product revenue may be limited, and we may be unable to achieve or maintain profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We depend on our information technology systems and due to increased global interconnectedness through digital technology, we run the risk of being exposed to cyberattacks, breaches to data privacy, or lack of governance which could compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.

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
Digital technology has connected the world in an unprecedented way. The COVID-19 outbreak highlighted just how much people rely on the internet to work, socialize and shop. At the same time, there are growing concerns about unequal access, a lack of governance, data privacy and increasingly sophisticated cyberattacks.

Cybercrime is a growing threat to companies in general and to the financial system in particular, especially at a time when many employees are working from home. The global lockdowns due to the pandemic also presented opportunities for criminals to continue to target customers with phishing attacks, identity theft and online fraud.
In addition, a breach may require notification to governmental agencies, supervisory bodies, credit reporting agencies, the media or individuals pursuant to various federal, state and foreign data protection, privacy and security laws, regulations and guidelines, if applicable. These may include state breach notification laws, and the General Data Protection Regulation, or GDPR. Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure or modification of personal information (including protected health information), that prevents access to personal information or materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs or loss of revenue and we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Furthermore, federal, state and international laws and regulations, such as the GDPR, can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail.
We rely on third parties for all quality control procedures.
The release of product to the market is dependent on a set of quality control procedures. Some of these procedures, although validated, are very sensitive and complex (specifically for the protein platform). While ensuring and maintaining Good Manufacturing Practice, or GMP, activities at our partnered CMO sites, we do not have our own GMP certified analytical laboratory capable of performing the quality control procedures needed for the release of product, and we rely on third parties for this task. Pharming has started activities to build its own certified quality control laboratory, capable of performing most of the required analytical procedures.
Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules and significantly impact commercially available goods.
We use living mammals as the source for our recombinant proteins. Our transgenic manufacturing platform bears the risk of failure due to contamination of the produced milk, diseases of the producing livestock or a breakdown of the facilities. Any contamination could adversely affect our ability to produce, release or administer our recombinant products on schedule and could, therefore, harm our results of operations and cause reputational damage. Additionally, although our recombinant products are tested for contamination prior to release, if a contaminated product was administered to a patient, it could result in harm to the patient. A raw material shortage, contamination, recall or restriction on the goods we use in the manufacture of our products could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our clinical development timelines and availability of finished goods for commercial use, impacting patient access, our business, financial condition, results of operations and prospects.
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
We rely on a limited number of suppliers for certain essential materials incorporated into, or used in the manufacture of, products and product candidates. Many component suppliers are based in Europe, while a significant percentage of RUCONEST® sales are conducted in the U.S. If international shipping is disrupted, we may not be able to supply sufficient quantities of RUCONEST® for sale in the U.S. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. Other studies of product candidates, regulatory applications or commercializing product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
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
If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and meet demand for our products could be impacted.
We depend on third-party manufacturers for the production of rhC1INH for commercial supply and clinical trials of RUCONEST®, as well as our other product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
We have entered into (downstream) manufacturing and supply agreements for RUCONEST® with, among others, Sanofi and BioConnection. A failure of these suppliers to supply our needs would be difficult to overcome as contracting additional manufacturing capacity on a timely basis could be difficult or impossible and have significant adverse effect on our business.
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
Future legislation regarding energy consumption and waste regulations might hamper efficiency of our operations.
Our facilities consume a significant amount of electricity in connection with the operation of our business and our production processes have a high consumption of consumables and liquid process waste. While we proactively improve processes where feasible with the aim to reduce use of energy and reduce the consumption of materials, our efforts to reduce energy consumption may not be successful. Additionally, we process waste such as chemicals from buffers and caustic for cleaning equipment (which need to be neutralized before disposing), milk waste, fluid containing heavy metals. Legislation related to waste regulations or legislation requiring our facilities to reduce our energy consumption may have a material impact on our business.
Inability to recruit desirable candidates or find adequate third parties to perform such services on reasonable terms and on a timely basis, could have a material adverse effect on our business, financial condition, results of operations and prospects.
Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense. Inability to recruit desirable candidates or find adequate third parties to perform such services on reasonable terms and on a timely basis, could have a material adverse effect on our business, financial condition, results of operations and prospects. We have entered into employment agreements with executive officers and other key employees, but any employee may terminate his or her employment at any time or may be unable to continue in his or her role.
The regretted loss of any executive or key employee to perform such services could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the area of sales specifically, the risk is if we have high turnover, we no longer can market our product effectively. Employees are also unsure about growth within the Company and opportunity to sell other products in the near future, which can add to the risk of turnover.

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
The patents that we own and have license rights to now or the patents and patent applications that we may own or in-license in the future may not have patentable claims that protect our current and future product candidates in the relevant jurisdictions where we intend to commercialize such products. There is no assurance that we are aware of all potentially relevant prior art relating to future patent applications. As such, the patent examiner may find prior art that can prevent a patent from issuing from a pending patent application. During the patent examination process, we may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patents do successfully issue based on our future patent applications, and even if the issued patents cover our current and future product candidates, including their compositions formulation, method of manufacture, and method of use, third parties may challenge our issued patents’ validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our current or future product candidates, if approved. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
If the patent applications we may own or in-license with respect to our current and future product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our current or future product candidates, it could dissuade other companies from collaborating with us to develop future product candidates, and threaten our ability to commercialize our current and future product candidates. Notably, pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any such outcome could have an adverse effect on our business.
Moreover, our technologies and products may infringe on third party intellectual property rights. As a result, we may face litigation or other legal proceedings concerning such intellectual property. These processes can be time-consuming and costly. In the event of an unfavorable ruling in patent or intellectual property litigation, we could be subject to significant liabilities to third parties, or be required to cease developing, manufacturing or selling the affected products or technology. Each of these outcomes may adversely affect our financial position. We may also be confronted with claims which are raised with the main aim of exploiting the nuisance value of publicly raised claims. For example, a competitor alleged that we were infringing their intellectual property as a result of the hiring of an employee. Although this dispute was resolved in our favor, we cannot guarantee that similar claims will not be made against us in the future. In order to prevent the infringement of third-party intellectual property rights, we may need to acquire licenses for patents held by third parties to re-establish or maintain its freedom to operate, possibly on unfavorable terms. A failure to obtain licenses for patents held by third parties, or failure to obtain them on favorable terms, may have a material adverse effect on our financial and operational position.
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
Moreover, future changes to the patent laws of the United States and foreign jurisdictions may adversely affect the term, scope, validity and enforceability of our or our licensor’s patent rights. For example, a 2019 bill (Terminating the Extension of Rights Misappropriated Act, or TERM Act, H.R. 3199) in the United States Congress aimed to reduce the term of certain drug patents in order to ease generic entry and increase competition. Changing political priorities could potentially drive more such initiatives. The inventorship and ownership rights for patents that we in-license or may own or in-license in the future may be challenged by third parties. Such challenges could result in loss of exclusive rights to such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or require us to obtain a license from such third parties on commercially reasonable terms to secure exclusive rights. If any such challenges to inventorship or ownership were asserted, there is no assurance that a court would find in our favor or that, if we choose to seek a license, such license would be available to us on acceptable terms or at all. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in pre- and post-issuance opposition, derivation, re-examination, inter partes review (IPR), post- grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.
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
Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert efforts and attention from other aspects of the business. They could also put our patents and patent applications at risk of being invalidated, denied or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits or have damages or other remedies awarded to us, or such damages or other remedies may not be commercially meaningful. Accordingly, our intellectual property rights as enforced may be inadequate to obtain a significant commercial advantage and our efforts to protect our intellectual property rights may be unsuccessful or inadequate, which may adversely affect our ability to successfully commercialize our product candidates, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected, significant international markets.
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

Risks Related to Government Regulation Compliance, Legal Matters and Reputation
The laws, regulations, ethical standards and international pharmaceutical codes in the areas of sales and marketing of pharmaceutical products, and interacting with government officials, healthcare stakeholders and third-party intermediaries, are very complex, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
The laws and regulations in the area of sales and marketing of pharmaceutical products, and in interacting with healthcare professionals and patients, are complex and often involve subjective assessments. We must comply with such laws in each jurisdiction in which we operate. These regulations are subject to change. We may not be able to meet such standards as they evolve and are implemented. In addition to changing regulatory requirements, our failure to comply with applicable regulatory requirements could result in, among other things, injunctions, product recalls, product seizures, removal from governmental programs, declines in our share price, management distractions, reputational damage, loss of stakeholder trust, loss of employee engagement, difficulties in recruitment, fines and criminal prosecution.
We must comply with a variety of laws and regulations, including regulatory, health and safety, license requirements, tax and Corporate Governance Regulations. We may be required to pay penalties for non- compliance with the laws and regulations of local, regional, national, US and EU authorities to which we are subject. A material change in the applicable laws and regulations, or in their interpretation or enforcement, could force us to alter our business strategy or operations, leading to additional costs or reductions of revenues, which may adversely affect our business.
We interact with government officials, healthcare stakeholders, including healthcare professionals, patients, patient organizations and payers, as well as third party intermediaries, including distributors, wholesalers and co-promotion partners. These interactions generate a potential corruption risk in relation to transfers of values.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Non-compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, antitrust and competition laws, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, certain prohibitions under the Dutch Criminal Code (Wetboek van Strafrecht), under the Dutch Economic Offences Act (Wet op Economische Delicten), the U.K. Bribery Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities or countries that are otherwise relevant for our activities. Anti- corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other partners from authorizing, promising, offering, or providing, directly or indirectly, payments or anything else of value to recipients in the public or private sector (in relation to an act or omission (to be or having been) by the recipient). We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other partners, even if we do not explicitly authorize or have actual knowledge of such activities, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the Bribery Act or local anti-corruption laws. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.
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
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation (EU) 2016/679 (GDPR). This directive, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the European Union, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States and the United Kingdom may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which trigger different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities. Recent enforcement actions against multinational companies have resulted in significant fines. Following the United Kingdom’s formal departure from the European Union on January 31, 2020, the United Kingdom entered a transition period until December 31, 2020, during which time the GDPR will remain applicable to the United Kingdom, alongside the United Kingdom’s Data Protection Act 2018, or DPA 2018. At the end of the transition period, there is uncertainty regarding the future relationship between the United Kingdom and the European Union in relation to data protection. Once the United Kingdom leaves the European Union and the transition period has expired, the United Kingdom will become a “third country” for the purposes of data protection law. A “third country” is a country other than the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Appropriate safeguards are required to enable transfers of personal data from the European Union and EEA Member States. This status has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR. In the United Kingdom, the DPA 2018 supplements the GDPR, and in particular sets out specific requirements related to the processing of “special categories of personal data,” including personal data related to health, genetic information and personal data related to criminal offenses or convictions. The DPA also creates a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers.
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

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the U.S. federal government and the states and foreign governments in the jurisdictions in which we conduct our business. Third-party payors play a primary role in the approval of prescriptions for RUCONEST®, and will do so for any product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors, healthcare practitioners and patients may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:
•the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in-kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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
•the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA"), require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to Centers for Medicare & Medicaid Services (CMS), information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals and the ownership and investment interests of physicians and their immediate family members in such manufacturers. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;
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
We have certain price reporting obligations to the Medicaid Drug Rebate Program. Under the Medicaid Drug Rebate Program, we are required to pay a rebate to each state Medicaid program for RUCONEST®, and expect to do so for any new approved products. Those rebates are based on pricing data we have to report on a monthly and quarterly basis to CMS, the federal agency that administers the Medicaid Drug Rebate Program. These data include, among other things, the Average Manufacturing Price (AMP), and the Best Price (BP), which, in general, represents the lowest price available from the manufacturer to any entity in the U.S. in any pricing structure, calculated to include all sales and associated rebates, discounts and other price concessions. On June 17, 2020, CMS issued a proposed rule that, among other things, would change the methodology for calculating and reporting of AMP and BP in order to encourage manufacturers and states to enter into value-based purchasing arrangements. Although the public comment period has closed, we cannot provide any assurance that the proposed rule will be adopted or adopted in the form published. We are liable for errors associated with our submission of pricing data and for any overcharging of government payors. For example, failure to submit monthly/quarterly AMP and BP data on a timely basis could result in a civil monetary penalty for each day the submission is late beyond the due date. Failure to make necessary disclosures and/or to identify overpayments could result in allegations against us under the Federal False Claims Act and other laws and regulations. Any required refunds to the U.S. government or responding to a government investigation or enforcement action would be expensive and time consuming and could have a material adverse effect on our business, results of operations and financial condition.
Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the 340B program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B program requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low- income patients. The ACA expanded the list of covered entities to include certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, but exempts “orphan drugs” from the ceiling price requirements for these covered entities. The 340B ceiling price is calculated using a statutory formula based on the AMP and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. Any additional future changes to the definition of AMP and the Medicaid rebate amount under the ACA or other legislation or regulation could affect our 340B ceiling price calculations and negatively impact our results. In addition, legislation may be introduced that, if passed, would further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting.

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

Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare and contain or lower the cost of healthcare. For example, in March 2010, the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount programme, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Programme are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases rebates owed by manufacturers under the Medicaid Drug Rebate Programme and extends the rebate programme to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and creates a new Medicare Part D coverage gap discount programme, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is currently reviewing a legal challenge to the constitutionality of the ACA. It is unclear when or how the United States Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare programme, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programmes and reform government programme reimbursement methodologies for pharmaceutical and biological products. At the federal level, the previous administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the former Trump administration announced several executive orders related to prescription drug pricing that attempted to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B payments will be calculated for certain physician-administered drugs and biologics based on the lowest price drug manufacturers receive in Organisation for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. However, on December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programmes. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programmes. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our services by our partners or for our current or future drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
Our product and future product candidates may become subject to unfavorable pricing regulations, third- party reimbursement practices or healthcare reform initiatives, which would harm our business.
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
Pharming is under the supervision of the Dutch Authority for the Financial Markets (AFM) and the U.S. Securities and Exchange Commission (SEC). Non-compliance to Dutch and U.S. reporting obligations can lead to penalties, fines or even a forced de-listing.
As a result of Pharming’s listing at Euronext Amsterdam and NASDAQ New York, it is under the supervision of the AFM and the SEC. As such, Pharming must comply with Dutch and U.S. reporting and filing/ notification obligations and rules & regulations of the AFM, NASDAQ and SEC. Non-compliance can lead to penalties, fines or even a forced de-listing. It can also lead to claims from its investors/ shareholders. Pharming works with experienced Dutch and U.S. legal counsels advising on (potential) AFM, NASDAQ and SEC filing/ notification obligations and rules & regulations.
If we are unable to remediate material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
We have identified material weaknesses in our internal control over financial reporting across the principles for each component of the COSO framework at the entity level and accordingly, across the business and IT processes of the Company. Although the Company does have oversight and compliance processes in place, these processes are currently not sufficiently formalized as controls to identify and address the risks of material misstatements and risks arising from IT. In addition, where control activities are dependent on information that control performers use to execute the control (IUC), the Company does not perform or document controls to determine the completeness and accuracy of such information. We also did not have controls in place to monitor control activities and identified control deficiencies. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
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
We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During our most recent evaluation and testing process, we identified material weaknesses in our internal control over financial reporting, and our Management’s Annual Report on Internal Control over Financial Reporting included in this Annual Report describes these material weaknesses and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weaknesses, we cannot assure you that these efforts will prevent restatements of our financial statements in the future. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting. An adverse opinion on our internal control over financial reporting is included in this annual report for the year ended December 31, 2021.
The presence of material weaknesses could result in financial errors, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report, as included in this Annual Report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.
If either we are unable to conclude that we have effective internal control over financial reporting, as is the case currently, or, at the appropriate time, our independent auditors are unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in the accuracy or completeness of our financial reports, the price of our ADSs or ordinary shares could decline and we may be subject to litigation, sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

Risks Related to Financial Conditions, Market Environment and General Economic Trends

Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us.

While we are based in the Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of RUCONEST® in the United States and in other countries outside the EU, we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.
Since the majority of Pharming’s sales are invoiced and paid in U.S. dollars (USD), and the majority of its cost and liabilities are valued in Euros, any change in the relevant exchange rate means a corresponding change in the Euro value of sales and a corresponding change in the loan balance in Euros. Pharming Group N.V. has USD cash deposits. As the functional currency of the Dutch Pharming entities is Euro any change in the USD/EUR exchange rate means a corresponding change in the EUR value of U.S. Cash deposits.
We may be exposed to unexpected financial risk, material risk, or reputational loss as the result of fraudulent action of persons internal or external to the organization.
Fraud risk is of unexpected financial, material, or reputational loss as the result of fraudulent action of persons internal or external to the organization. Since Pharming does not have sound controls yet in place nor means of monitoring and assessing fraud related activities, the likelihood of fraud occurring in the organization rises. The Company is currently planning controls to establish a fraud governance process, creating and implementing a sound anti-fraud culture, and maintaining clear preventive and detective fraud controls.
Adverse capital and credit market conditions may significantly affect the ability to meet liquidity needs, access to capital and cost of capital.
Pharming is investing in multiple business development projects where Cash Flow from RUCONEST® is being invested in the future projects. Prolonged exposure to liquidity risk or inability to generate enough income for the projects in scope, could lead to the inability to meet financial obligations, which could increase the risk of insolvency.
Pharming is working on improvement of cash flow forecasting to provide more accurate information on liquidity. A Company financial forecasting model is made which forms the basis for this information for the medium and long term horizon (15 years forward). Any new business development project needs to be included in the model to understand impact on cash flow and liquidity. Funding (both equity and debt) will be adjusted to the liquidity needs of the Company.

Risks Related to Our ADSs
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
As a company whose securities are publicly listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur previously, even though our ordinary shares are admitting to trading on Euronext Amsterdam. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.
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
As of December 31, 2021, we had US$ 25.4 million net operating loss carryforwards in the Netherlands and US$ 4.4 million net operating loss carryforwards in the US and none in France. These losses are reflected in a deferred tax asset of US$7.8 million as per December 31, 2021. Being able to utilize these losses requires that the Company is sufficiently profitable and also depends on the stand-alone results of the group’s entities as the losses are ringfenced.
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
A non-U.S. corporation will be a Passive Foreign Investment Company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Based on our estimated income, assets and market capitalization for 2020, we anticipate we will not likely be a PFIC for 2020. Whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.

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

If any owner or holder of our ADSs, including purchasers of ADSs in secondary market transactions, brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may incur increased costs of bringing a claim and may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. Any legal suit, action or proceeding against or involving us brought by the Depositary or any holder or beneficial owner of ADSs, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted only in any state or federal court in New York, New York. Any legal suit, action or proceeding against or involving the Depositary brought by us, arising out of or based upon the Deposit Agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may only be instituted in a state or federal court in New York, New York.

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
Pharming is registered with the Dutch Chamber of Commerce under number 28048592. Our ordinary shares are traded on Euronext Amsterdam under the symbol “PHARM”. As of December 22, 2020, our ADSs were admitted for listing on the Nasdaq under the symbol “PHAR” and began trading on Nasdaq Global Market. Our agent for service of process in the United States is Pharming Healthcare Inc. The Pharming Healthcare Inc. office is located at 10 Independence Blvd, Suite 401, Warren, New Jersey 07059. The telephone number is +1 908 524 0888.
Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $10.7 million, $4.7 million and $2.6 million, respectively. Our capital expenditures primarily consist of property, plant and equipment, such as investments in new production facilities and machinery and equipment in the Netherlands.
We maintain a website at www.pharming.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at http://www.sec.gov.

B. Business Overview

Overview
Pharming is a global biopharmaceutical company developing and commercializing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
Our lead product, RUCONEST® is a plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. The product is available on a named-patient basis in other territories where it has not yet obtained marketing authorization.
We are also developing rhC1INH for subsequent indications, including pre-eclampsia and acute kidney injury or AKI. Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably our product candidate for Pompe disease, which is in preclinical stage.

We are committed to developing innovative therapies for HAE, and in July 2021 we licensed the worldwide rights to OTL-105, a first in class, pre-clinical stage, ex-vivo, autologous Hematopoetic Stem Cell Therapy (HSCT) for the treatment of HAE from Orchard Therapeutics; which represents a potential curative one-time treatment for HAE.
In addition, following the recent positive results from the registration enabling Phase 2/3 study, we are working towards the submission of the registration filings to U.S. Food and Drug Administration (FDA) and the European Medicine Agency (EMA) for our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of APDS. Subject to the relevant health authority approvals we expect to launch leniolisib Q1 2023.
We are actively pursuing to further leverage both the cash flow from RUCONEST® commercialization, our strong balance sheet and our access to capital markets both in Europe (Euronext Amsterdam) and the U.S. (NASDAQ), to extend our commercialization portfolio with the licensing or acquisition of additional near- market assets in rare or ultra-rare diseases.

Our Portfolio
The following chart summarizes the status of our product and our main product candidate portfolio.

RUCONEST® for the treatment of acute HAE attacks
Our lead product, RUCONEST® is the first and only rhC1INH protein replacement therapy that is approved for the treatment of acute HAE attacks. HAE is a rare genetic condition that occurs in between approximately 1 in 10,000 and 1 in 50,000 people worldwide. In the United States, the market for HAE treatment is estimated to be between 7,000 and 8,000 patients for both acute and prophylactic treatment. HAE is caused by a deficiency of the protein C1INH. This deficiency leads to the uncontrolled activation of the complement cascade, resulting in the over-production of some mediators, leading to the leaking of fluid from blood vessels to the tissue space. The most common symptoms of an HAE attack are caused by overproduction of the bradykinin initiator protein, kallikrein, and thus excessive leakage of fluid into tissue spaces (edema or swelling). Patients may suffer bouts of excruciating abdominal pain, nausea and vomiting that is exacerbated by swelling in the intestinal wall.

Airway, or laryngeal, swelling is particularly dangerous and can lead to death by asphyxiation. Untreated, HAE attacks can last between 48 and 120 hours and can be fatal.
Our revenues from the sale of RUCONEST® were $198.9 million, $212.2 million and $189.4 million for the years ended December 31, 2021, 2020 and 2019 respectively. We are currently marketing RUCONEST® in the United States, the United Kingdom and the European Union through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.
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
With regard to RUCONEST®, the Company has decided not to invest further in trying to offer alternative delivery mechanisms for RUCONEST®, this decision was not taken lightly and was primarily due to the lack of medical need and market opportunity. We have come understand that one of the key benefits of RUCONEST® result from its intravenous application, e.g., the rapid and complete bioavailability of a high dose of rhC1INH protein replacement therapy.
RUCONEST® has regulatory exclusivity in the European Union expiring in 2025 and in the United States biologics reference product exclusivity expiring July 16, 2026.
On July 20, 2021 we entered into an exclusive license agreement with NewBridge Pharmaceuticals (“NewBridge”) for the distribution of RUCONEST® in the Middle East and North Africa (“MENA”).

HAE
Hereditary angioedema (HAE) is a debilitating, and potentially life-threatening disease. In the most common forms, it is caused by a functional deficiency of a plasma protein called C1-inhibitor (C1-INH). Consequently, the approach to treatment has been initially focused on replacing the missing protein with exogenous C1-inhibitor, either collected from pooled plasma or recombinantly-derived. More recently, with greater understanding of the pathogenesis, treatments have been developed to block the contact and complement systems.
There are four therapies available to treat HAE attacks and an additional four to prevent attacks in the U.S. These therapies have transformed the lives of HAE patients. The early goals of treatment focused on limiting the consequences of attacks, and very few patients used prophylactic medications. With the improvement of prophylactic therapy, many patients now use this and have had significant benefit.
Data from trials of two such therapeutics (HAEGARDA® and TAKHZYRO®), indicate that approximately 50% of patients still had breakthrough attacks. Furthermore, according to published data from clinical trials of a new oral prophylactic medication, only 10% of patients were attack free. This published data is available upon request. Lastly, many patients need to re-dose acute therapies that do not address the underlying C1-INH deficiency.
RUCONEST®, is a recombinant C1 esterase inhibitor, or C1-INH that blocks production of bradykinin, the key mediator of swelling in HAE, across multiple pathways (see figure below). As an intravenously delivered recombinant C1 inhibitor, RUCONEST® is immediately and completely bioavailable to stop the progression of an HAE attack.

The Importance of Comprehensive C1-Inhibition for HAE[1-9]

There are 3 known cascades that can lead to an HAE attack

Complement System[1,4-6,10,11]
Contact Activation System[1,6,12-14]
Fibrinolysis System[7,15,16]
Classical Pathway
Lectin Pathway
Trigger(s)
• Trauma • Infection
• Stress • Autoimmune disorders
FXIIf
MBL
MASP-2
MASP-1
C1-INH
Consumption of
C2
C4
C1
C1r/s
C2a
C4b
C3
C5
C5-b9
HAE diagnosis based on
• C1-INH level
• C1-INH function
• C4 level
FXII
FXIIa
HK
PK
K
Feedback loop
Cleaves HK
cHK
BK
Upregulates B2-R
Lanadelumab inhibits plasma Kallikrein
Icatibant inhibits BK by binding to B2 receptors
B2-R
B1-R
Plasminogen
Urokinase/tPA
Plasmin
Tranexamic Acid inhibits plasmin
C1-Inhibitor
FXII Coagulation factors
FXIIa/f Activated coagulation factors
PK Prekallikrein
cHK Cleaved HK (inactive)
BK Bradykinin
C# Complement
C# Activated complement
K Kallikrein
HK High molecular weight kininogen
MBL Mannan-binding lectin
MASPs Mannose-binding lectin associated serine proteases
Vascular Leakage (Edema)

Adapted from a clinical cascade developed in partnership with Dr. Allen Kaplan.
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
We have developed the only plasma-free recombinant human C1INH commercial product. Our rhC1NH product has been approved for the treatment of acute HAE attacks, and we and our collaborators are studying rhC1INH for the treatment of other large and unmet indications, including certain AKI and pre-eclampsia.

COVID-19

Since the beginning of the COVID-19 pandemic, we began investigating the potential use of rhC1INH for the treatment of severe COVID-19 infection. COVID-19 is the disease caused by the novel coronavirus SARS-CoV-2. Systemic hyper inflammation is a hallmark of more severe stages of COVID-19 leading to acute respiratory distress syndrome, mechanical ventilation and ultimately death. We believe that complement activation may lead to a cytokine storm, a dangerous biochemical process that worsens the complications of COVID-19 infection, such as organ failure and death. Because C1INH mediates the complement cascade and inhibits the kallikrein-kinin system, we believe rhC1INH may dampen uncontrolled complement activation and collateral lung damage, reduce capillary leakage and subsequent pulmonary edema and reduce the generation of micro thrombi by inhibiting MASP-1 (a human enzyme) induced clot formation and factor XII amplified thrombo-inflammation.
In September 2021, we announced the top-line results from two randomized, open label, controlled, pilot clinical trials of patients hospitalized with COVID-19 treated with RUCONEST® for the prevention of severe COVID-19 infection. The primary endpoint in both studies was disease severity on the 7-point WHO ordinal scale on Day 7. This endpoint has been suggested by WHO for clinical trials in patients with COVID-19 as it measures illness severity over time.
The trials were conducted following a compassionate use program at the University Hospital Basel, Switzerland, which saw encouraging results in patients who were administered RUCONEST® following hospitalization with COVID-19-related severe pneumonia and who did not improve despite standard treatment, including hydroxychloroquine and lopinavir/ritonavir. Following treatment with RUCONEST®, fever resolved in four of the five patients within 48 hours, and levels of C-reactive protein and the inflammatory cytokine IL-6 decreased significantly. Soon thereafter, four of the five patients were discharged from the hospital as fully recovered. One patient had increased oxygen requirement and was eventually transferred to the ICU for intubation but has also since made a full recovery. These results were first announced in April 2020 and subsequently published in Frontiers in Immunology in August 2020. An investigational new drug application was submitted to the U.S. FDA by an investigational partner in June and taken over by Pharming in August of 2020.
Based on the results of the compassionate use program, enrollment commenced in two randomized, open-label, pilot clinical trials of patients hospitalized with COVID-19 treated with RUCONEST® (recombinant human C1 inhibitor) for the prevention of severe SARS-CoV-2 infection. Both clinical studies in hospitalized patients with COVID-19 sought to identify if the administration of additional C1INH can control or stop the systemic hyper inflammation syndrome (or cytokine storm). The primary endpoint in both studies was disease severity on the 7-point WHO ordinal scale on Day 7. This endpoint has been suggested by WHO for clinical trials in patients with COVID-19 as it measures illness severity over time.
In the U.S. study, conducted under a Pharming IND, which had included 32 patients at the time of the interim analysis, patients treated with RUCONEST® plus standard of care had statistically significant lower WHO disease severity scores at Day 7 (mean 1.83, SD 0.65) as compared with those patients who received standard of care alone (mean 3.22, SD 1.86; p=0.0056). Data on secondary endpoints and biomarker evaluations were concordant with the primary endpoint findings.
In the investigator-led study, conducted in Switzerland, Brazil and Mexico and part of the National Research Program “COVID-19” (NRP 78) of the Swiss National Science Foundation (SNSF), which included 83 patients by the time of the interim analysis, no difference in the primary variable was observed between the treatment groups. However, there was a significant difference in disease severity at baseline, i.e., prior to treatment, between the groups. Specifically, patients in the RUCONEST® arm had statistically significant more severe disease than those patients in the standard of care arm (p=0.0324).
Although the two studies used a similar design and both enrolled patients who were being admitted to the hospital with severe pneumonia due to COVID-19 infection, different dosing regimens of RUCONEST® were used. In the investigator-led study RUCONEST® was dosed in addition to the accepted standard of care for three days, whereas in the U.S. study it was four days. Also, there were differences in the patient populations enrolled and in the standard of care regimens administered. RUCONEST® was well tolerated and no drug-related serious adverse events were observed in either study. Both studies have now concluded, and the results will be published in peer-review medical journals.

Given the rapidly changing landscape in COVID-19 medical needs and therapeutic management, and the significant investments now required to develop a treatment, we are not planning any further studies with rhC1INH in hospitalized patients with COVID-19. We are encouraged by the findings from these studies, including the overall safety profile in acutely-ill patients as we consider further development of rhC1INH in patients with other serious diseases with unmet needs.

Acute Kidney Injury (AKI)
We are developing a rhC1INH therapy for the prevention and treatment of AKI resulting from use of contrast medium, injected as part of a contrast-enhanced procedure, for example percutaneous coronary intervention (PCI). Especially in patients with impaired kidney function the difficulty in clearing the injected contrast medium can result in further kidney damage which might be irreversible and may require permanent dialysis or renal transplantation. AKI often leads to prolonged hospitalization or intensive care, which is extremely expensive and often results in poor long-term outcomes for patients, or even death.
Contrast medium injury is responsible for 11% of cases of hospital-acquired renal insufficiency, and is the third most common cause of renal failure after impaired renal function. AKI affects between 1% and 2% of the general population, and up to 50% of high-risk subgroups following coronary angiography or PCI.
In October 2018, we announced positive results from a Phase 2 investigator-initiated study of rhC1INH in a double-blind, placebo-controlled clinical trial in 75 patients at risk of nephropathy resulting from contrast-enhanced procedures. The study was led by Dr. Michael Osthoff at the University Hospital Basel, Basel, Switzerland. In the study, patients were given either rhC1INH (<84kg: 50 U/kg; >84kg: 4,200 U) or placebo (0.9% sodium chloride). In the sub-group of patients (n=38) undergoing PCI, such as stent insertions, the intent-to-treat analysis in this group showed that patients on rhC1INH had a median increase in peak urinary Neutrophil Gelatinase-Associated Lipocalin, or NGAL, concentration within 48 hours of 1.8 ng/mL, compared with an increase of 26.2 ng/mL in the placebo arm (p=0.038). As set forth below, this corresponds to a clear difference in the median percentage change in the peak urinary NGAL level within 48 hours of 11.3% in the rhC1INH arm and 205.2% in the placebo arm (p=0.001).

Following this positive outcome, we have completed preparations for a new Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations. On April 22, 2021 we announced that the first patient had been enrolled in a Phase IIb double-blind, randomized, controlled study to assess the efficacy of RUCONEST® for the prevention of AKI after non-ST elevation myocardial infarction at the University Hospital Basel, Switzerland.
The double-blind, randomized, controlled study to assess the efficacy of RUCONEST® for the prevention of AKI after non-ST elevation myocardial infarction (NSTEMI) will include up to 220 patients. The primary end point is to evaluate the efficacy of rhC1INH compared to placebo after Percutaneous Coronary Intervention (PCI) in NSTEMI patients by examining the peak increase of urinary NGAL (Urinary neutrophil gelatinase-

associated lipocalin) within 24 hours following treatment. In addition, the study will seek to identify an appropriate dosing regimen for potential future studies. Additional endpoints for the study include the incidence of AKI defined by serum creatinine increase within 72 hours after angiography, as well as cardiovascular and renal events and hospitalization-related medical resource utilization for 6 months. The study is being conducted in various centers across Switzerland and potentially elsewhere globally.

Pre-eclampsia (PE)
We are developing a rhC1INH protein replacement therapy for the treatment of pre-eclampsia. Pre-eclampsia (PE)is a life-threatening multisystem disorder in pregnancies leading to maternal and neonatal mortality and morbidity, usually first detected by evidence of maternal hypertension. Proteinuria is a common symptom. Abnormal or impaired placental spiral artery development may be a possible trigger of the complement cascade. Treatments may include abortion or premature birth, the latter being often associated with high rates of mortality. Palliative care of pregnant women suffering from PE and neonatal care of premature babies can drive high costs for the treatment and care of pre-eclampsia patients. Complications after birth can be severe and affect more than 50% of all newborns under these conditions, with growth restrictions, learning difficulties and moderate to severe disabilities.
Worldwide almost 2.5 million cases of pre-eclampsia are reported annually, with rates running at between 3% and 10% of all pregnancies in developed countries. In the United States alone, estimated annual cases of pre-eclampsia exceed 120,000. Each year, 50,000 maternal deaths are recorded for patients whose PE proceeds without successful medical intervention.
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

Additional pipeline development
Leniolisib for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome
We are developing leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. In partnership with Novartis we are currently carrying out a double- blind, placebo controlled, randomized, registration-enabling Phase 2/3 trial has recently completed. This study is followed by an open label extension safety trial which is currently enrolling patients in clinical sites in the United States and Europe.
Discovered in 2013, APDS is a rare, genetic, clinically heterogeneous disease that can lead to end-organ damage and early mortality. APDS is a progressive primary immunodeficiency and regulatory disorder with no approved treatment. APDS is characterized by severe, recurrent sinopulmonary infections; persistent, severe, or recurrent herpesvirus infections, particularly EBV and CMV; lymphadenopathy, hepatomegaly, splenomegaly, and/or nodular lymphoid hyperplasia; autoimmune cytopenias; enteropathy; bronchiectasis; possible malignancy; and dysregulated B and T cell function. Although awareness of APDS has increased since the discovery of the APDS in 2013, the disease may still be misdiagnosed in patients not seen by a specialist. Increased education among physicians is needed to aid early diagnosis and accurate treatment. Untreated APDS may be associated with significantly increased morbidity and mortality. Diagnostic delay may lead to an accumulation of damage over time, including bronchiectasis. APDS patients also have a significant risk of developing lymphoma due to the unchecked lymphoproliferation. Management of APDS frequently includes treatment such as prophylactic antibiotics, immunoglobulin replacement, immunosuppression, chemotherapy for lymphoma, or stem cell transplantation. Many of these drugs can cause serious side effects and transplant has significant morbidity and mortality.
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
In partnership with Novartis, we are currently studying leniolisib to assess the efficacy and safety of leniolisib in patients with APDS. The pivotal study, a phase 2/3 potentially registration enabling study is composed of two sequential parts. The first part including 6 patients in an open-label dose escalation study designed to assess the safety, tolerability, pharmacodynamics and pharmacokinetics of leniolisib; this dose-finding study which has been completed.
The first part of the study showed that oral leniolisib led to a dose-dependent reduction in PI3K/AKT pathway activity assessed ex-vivo and improved immune dysregulation. We observed normalization of circulating transitional and naive B-cells, reduction in PD-11CD41 and senescent CD571CD42 T cells and decreases in elevated serum immunoglobulin M and inflammatory markers including interferon g, tumor necrosis factor, CXCL13, and CXCL10, was observed. After 12 weeks of treatment, all patients showed amelioration of lymphoproliferation with lymph node sizes and spleen volumes reduced by 39% (mean; range, 26%-57%) and 40% (mean; range, 13%- 65%), respectively. Leniolisib was well tolerated and improved laboratory and clinical parameters in APDS, supporting the specific inhibition of PI3Kd as a potential therapy in APDS and other diseases characterized by over-activation of the PI3Kd pathway. (Blood. 2017;130(21):2307-2316.)
The second part was a randomized, blinded, placebo-controlled study, that enrolled 31 patients with APDS who were 12-years old or older. Patients were randomized 2:1 to receive either leniolisib 70mg twice daily or placebo, for 12 weeks. Following this, patients were permitted to rollover to an open-label extension study to evaluate long-term safety, tolerability, and efficacy. The co-primary endpoints of the randomized study were designed to evaluate reduction in lymph node size and correction of immunodeficiency.
The primary efficacy results demonstrated clinical efficacy of leniolisib over placebo with a statistically significant reduction in the size of the lymph nodes (p=0.0005) and normalization of immune dysfunction, as evidenced by increased proportion of naïve B cells (p<0.0001). These results were consistent between age groups of <18 years and ≥18 years. Key secondary evaluations were supportive, including patient and physician global assessment tools which showed increased well-being and less disease activity, respectively, of patients randomized to leniolisib as compared to placebo.
In part two of the study, leniolisib was generally safe and well-tolerated. The majority of reported adverse events in both treatment groups were classified as moderate to mild. There were no adverse events that led to discontinuation of study treatment, there were no deaths, and the incidence of serious adverse events (SAEs) was lower in the leniolisib group than the placebo group. None of the SAEs were suspected related to study treatment.

In October 2020, we announced that the European Commission had granted orphan drug designation for leniolisib for the treatment of activated phosphoinositide 3-kinase delta syndrome (APDS), based on a positive opinion from the Committee for Orphan Medicinal Products (COMP) of the EMA. Leniolisib was previously granted Orphan Drug Designation by the FDA in January 2018 for “the treatment of Activated PI3Kδ Syndrome (APDS) or p110δ-activating mutation causing senescent T cells, lymphadenopathy and immunodeficiency (PASLI)”.
On March 2, 2021 we announced the launch of a sponsored genetic testing program, "navigateAPDS", designed to assist clinicians in identifying patients and their family members with APDS, which may lead to earlier diagnosis. APDS is an ultra-rare primary immunodeficiency disease caused by a genetic mutation affects approximately one to two people per million. Patients are often misdiagnosed with other immunodeficiencies or autoimmune disorders and often have a protracted course to obtain a correct diagnosis. A definitive diagnosis can be made only by a genetic test. Current treatment is generally limited to supportive therapies such as antibiotics and the use of immunoglobulin replacement therapy. There is no approved therapy for the treatment of APDS, however, clinical trials are currently ongoing, including Pharming’s pivotal-stage development program for leniolisib, a small molecule phosphoinositide 3-kinase delta (PI3Kẟ) inhibitor, under development by Novartis and Pharming to treat patients with APDS.
Pharming’s support of the program will facilitate genetic testing and counselling for eligible individuals in the United States and Canada at no charge. "navigateAPDS" will use the Invitae Primary Immunodeficiency (PI) Panel, which analyzes up to 407 genes that are associated with inherited disorders of the immune system. In addition to providing genetic testing to individuals who may present with a clinical picture known to be associated with APDS, navigateAPDS will offer pre-test and post-test genetic counseling through a third party, and all blood relatives of patients found to have variants for APDS are qualified to be tested through the program. By offering access to the full PI panel, physicians and patients are more likely to identify the underlying cause of their disease state and potential diagnosis without the need for additional expanded patient testing.
In January 2022, a positive decision was made by the European Medicines Agency (EMA) on the Pediatric Investigation Plan (PIP) for leniolisib. For the registration of new medicinal products in the EU, biopharmaceutical companies are required to provide a PIP which outlines the strategy for investigation of a new medicinal product in the pediatric population. The positive PIP opinion from EMA's the Pediatric Committee (PDCO) provides us a pathway for the potential submission of a Marketing Authorization Application (MAA) in the EU for leniolisib in the treatment of APDS in adults and adolescents.
Upon successful completion of the agreed PIP, leniolisib would be eligible for up to an additional two years of marketing exclusivity in the EU, on top of the ten-year EU market exclusivity after market approval as result of its EU Orphan Drug Designation.
Based on the findings of these studies, Pharming intends to begin the process to obtain regulatory approval to commercialize leniolisib for APDS, beginning with a New Drug Application (NDA) with FDA in mid-2022 and followed by an MAA for EMA as well as other applications worldwide.
OTL-105 ex-vivo autologous gene therapy for the treatment of hereditary angioedema (HAE) due to a deficiency of C1 esterase inhibitor (C1INH)
In 2021 Pharming and Orchard Therapeutics signed a license agreement for OTL-105, an ex-vivo autologous gene therapy for the treatment of patients with HAE due to a deficiency of C1 esterase inhibitor (C1INH). This novel approach has the potential of being curative, allowing HAE patients to live a normal life, without being dependent on acute or prophylactic use of HAE medication.
OTL-105 is based on Orchard Therapeutics’ ex-vivo autologous gene therapy approach which is designed to use the HAE patients’ own blood stem cells and insert into those cells a working copy of the gene that is corrected to produce C1INH. More specifically, CD34+ stem cells are isolated from the patients’ blood and transduced with a lentiviral vector encoding the human SERPING1 gene. Once these gene-corrected stem cells are returned to the patient, the stem-cell derived leukocytes start producing the corrected gene product. In pre- clinical proof of concept studies, OTL-105 expressed the SERPING-1 gene and the gene- corrected stem cells produced relevant active C1- esterase inhibitor.

Other gene therapy approaches for the treatment of HAE target liver cells using adeno-associated viral (AAV) vectors. Due to the continuous, slow self-renewal of liver cells and immune responses to the viral capsids, the percentage of transduced liver cells slowly decreases. We believe liver-directed gene therapy for HAE will not provide a permanent cure, unless the vector DNA will be stably integrated into that of the liver cells. Although the liver is known to produce much of the natural C1INH, production of C1INH has also been demonstrated in other cells, including leukocytes. We believe ex-vivo autologous gene therapy therefore potentially provides a way to reach stable, increased production of C1INH in leukocytes to treat HAE.
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
Pompe disease is a single-disease continuum with variable rates of disease progression and different ages of onset. The infantile form is characterized by severe muscle weakness and abnormally diminished muscle tone, or hypotonia, without muscle wasting, and usually manifests within the first few months of life. Additional abnormalities may include enlargement of the heart (cardiomegaly), the liver (hepatomegaly) and/or the tongue (macroglossia). Without treatment, progressive cardiac failure usually causes life-threatening complications by the age of 12 to 18 months. Pompe disease can also present in childhood, adolescence or adulthood, collectively known as late-onset Pompe disease. The extent of organ involvement may vary among affected individuals, but skeletal muscle weakness is usually present with at least minimal cardiac involvement. Initial symptoms of late-onset Pompe disease may be subtle and may go unrecognized for years.
We are currently studying our alpha-glucosidase therapy in IND-enabling studies.

Manufacturing
Our Transgenic Production Technology Platform
Our proprietary transgenic manufacturing technology platform is the foundation upon which we have built our Company. We have developed a unique, scalable, reproducible, current Good Manufacturing Practices, or cGMP, validated methodology for the production of high-quality recombinant human proteins. Our manufacturing process utilizes transgenic animals to produce human recombinant proteins in their milk. This process enables the production of the protein in the milk of the animals without the animals suffering or being altered in other aspects of their biology. We are leveraging this process to manufacture RUCONEST®, as well as clinical trial supplies for our rhC1INH and other protein replacement therapy product candidates.
Our Manufacturing Facilities
Once the animal lines (rabbits and cattle) are produced, we raise them at specialized facilities that incorporate protections against contamination of their environment, high standards of animal husbandry, and security. In these facilities the consistent and regulated handling of animals is carefully monitored. The resulting milk goes through several stage of cGMP processes. The “downstream” processes include the purification, involving standard technologies such as various chromatography and filtration steps, followed by formulation and sterile filling into lyophilized powder product in vials ready for reconstitution. As the demand for RUCONEST® and the needs of our clinical trials continue to increase, we have and continue to invest substantially in expanding all of these capabilities. We have added an additional "upstream" manufacturing facility of our own. We have renewed the downstream manufacturing and supply agreement with Sanofi for the production of rhC1INH, the drug substance of RUCONEST® and have entered into an agreement with BioConnection for the production of the drug product of RUCONEST®. . As we continue to expand the capacity and range of products, it is uncertain whether and to what extent we will be able to enter into such partnerships or agreements on a timely basis and on acceptable terms. We have established a new contract and supplier relationship management process to facilitate the timely onboarding of new contractors or expansion of the contracts at current contractors. Even if a partnership or agreement has been concluded, the possibility exists that these partners fail to live up to the agreements made with them or that we are unable to maintain such agreements. A failure to develop and/or sufficiently contract additional manufacturing capacity on a timely basis could have significant detrimental consequences for our business, financial position, results of operations, prospects and as result of that may also have a negative effect on the market price of our shares.

Our Strategy
Pharming's vision is to be a global biopharmaceutical company, with a focus on transformative medicines in rare and ultra-rare disease spaces. Our mission is to offer innovative treatment options for patients with unmet medical needs through our fully integrated and sustainable drug development and commercialization.
We intend to create long-term value by leveraging our core strengths, clinical development and rare-disease drug commercialization. To sustain longer-term additional growth, it is our objective to transform our pipeline from sole dependency on our rhC1INH technology platform to include a broader range of various acquired and in- licensed technologies.
Our strategy is to implement our mission and, accordingly, to create long-term value for the Company and its stakeholders; to leverage our core strengths of clinical development and rare-disease drug commercialization by successfully launching innovative products obtained from our own R&D efforts; and by in-licensing/acquiring products for rare and ultra-rare diseases. In doing so, we apply high ethical, environmental and animal welfare standards, as applicable.
Our Key 2021 Objectives:
Our objectives for 2021 were based on our 3 pillar strategy;
1.    Grow our commercial infrastructure by expanding our commercialization of RUCONEST® for HAE in all major global markets.
2.     Expand our product portfolio with both existing and new (through in-licensing or acquisition) technologies, this includes fully investigating the lifecycle management opportunities of both rhC1INH and PI3Kδ in new indications.
3.    Grow our patient identification abilities and in doing so identify market opportunities to develop innovative therapies for patients with unmet medical needs.

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
Companies that complete clinical trials, obtain required Health Authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors may also obtain FDA, European Commission (EC) or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development.
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
With regards to competition for leniolisib, we are currently not aware of any ongoing APDS development programs , however, as several programs were halted in early stage of development, these could be re-started at any time and may deliver products that, if efficacious and safe, could compete successfully against leniolisib and may significantly reduce our future market opportunity.
We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available in both the HAE space and in upcoming pipeline projects. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient convenience, price and the availability of reimbursement from government and other third-party payors.

Intellectual Property
Patents
Patents, know-how, trade secrets and other intellectual property rights are important to the success of our business. We use patents and licensing to protect our products and technology and are careful to develop products that don’t infringe on the intellectual property rights of third parties. Currently, we have several patent applications granted and pending in jurisdictions including the United States, Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.
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
We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights and protecting know-how for our technology platform and related therapeutics and processes, whether developed internally or licensed to or from third parties. Our success will depend on our ability to obtain and maintain patent and other protections including data/market exclusivity for our product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See the “Risk Factors – Risks Related to Intellectual Property” section of this Annual Report.
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

As of December 31, 2021, we solely owned 140 granted patents, of which 8 are U.S.-issued, and 34 pending patent applications, of which 2 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, China, Japan, Canada, Israel, Australia and New Zealand. We also have exclusive license to 211 patents and patent applications from Novartis related to leniolisib.
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
Trademarks
We currently have registered trademarks in the EU, the United States and key international markets we intend to focus on for our Company name “Pharming” with the associated logo, “RUCONEST®” with its associated logo, and potential brand names for leniolisib, i.e., Joenja. We have obtained trademark protection for other marks, including ones for potential names of certain products in development. With the assistance of outside counsel we regularly assess which marks we should register and where, and we have effective systems to ensure that renewals are timely filed. We also maintain watch services and ensure that our marks are not being infringed internationally.

Government Regulation and Product Approval

United States
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
•payment of user fees,if applicable;
•submission to the FDA of an registration filing (i.e., NDA or BLA);
•satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
•satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data;
•satisfactory completion of an FDA advisory committee review; if applicable, and
•FDA review and approval of the registration filing.

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
Clinical Trials
Clinical trials involve the administration of the investigational new drug or biologic to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted. Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug or biologic is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug or biologic is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug or biologic is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for registration approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.
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
Drugs or biologics used in clinical trials must be manufactured in accordance with cGMP.
During the development of a product, the FDA provides the opportunity for dialogue and guidance on the development program. There are several categories of formal meetings which are dependent upon the stage of development, and the product type. Advice from the FDA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies. Such advice is not legally binding with regard to any future registration applications of the product concerned however is helpful in product development and understanding FDA expectations.
Marketing Approval
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture and controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity or biological entity, respectively, and to review and act on the submission of such. This review typically takes twelve months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.
The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.
The FDA conducts a preliminary filing review of all NDAs or BLAs within the first 60 days after submission, before accepting them , to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA or BLA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
The FDA may refer an application to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.
The testing and data acquisition process for an approvable NDA or BLA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA or BLA on a timely basis, or at all.
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
Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and additional FDA review and approval procedures.
Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. Orphan drug designation does not convey any advantage in or shorten the duration of, the regulatory review and approval process. If the FDA approves a Sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the Sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another Sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent Sponsor demonstrates its product is clinically superior. During a Sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication , unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.
Pediatric Development
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
Data Exclusivity
In the U.S., applications for generic small molecule medicinal products may not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired.
In the U.S., the Abbreviated New Drug Application (or ANDA) contains data which is submitted to FDA for the review and potential approval of a small molecule generic drug product. Once approved, an applicant may manufacture and market the generic drug product to provide a safe, effective, lower cost alternative to the brand-name drug it references.
Post-approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and in many cases prior FDA review and approval. There also are continuing annual user fee requirements for marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data. Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. In addition, manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are subject to periodic unannounced inspections by the FDA for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.
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
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs or biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, in the practice of medicine, may prescribe approved products for unapproved indications. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
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
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.
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
The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program-, (with specific exceptions) to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians (as defined by such law) and other healthcare professionals (such as physicians assistants and nurse practitioners), teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS, as well as ownership and investment interests held by the physicians and their immediate family members.
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

European Union
The process required by the EMA and EC before a medicinal product may be marketed, is similar to that described for the FDA, and it generally involves:
•completion of preclinical laboratory tests, animal studies and formulation studies in compliance with good laboratory practice, or GLP;
•CTA submissions, which must be approved before human clinical trials may begin;
•a positive opinion by an independent ethics committee, at each clinical site before each trial may be initiated or at least one independent ethics committee in the future;
•performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the efficacy of the proposed drug for each indication;
•submission of a Marketing Authorization Application (MAA);

•satisfactory completion of an inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with GMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
•satisfactory completion of an inspection of selected clinical sites to assure compliance with GCP and the integrity of the clinical data;
•EMA evaluation and opinion; and
•granting of the Marketing Authorization (MA) by the EC based on EMA recommendation.
Additionally, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. RUCONEST® is regulated as an ATMP in the European Union.
There is, furthermore, legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in human cell-based therapies, which is applicable to the manufacturing of our human blood and/or cell based products. There is national legislation in various European Union Member States, which may be more restrictive than the European Union legislation. Differing national requirements of the EU Member States may make setting up compliant cross border supply chains challenging.
Preclinical Studies
Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. A Sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the clinical trial application or CTA. Some nonclinical testing may continue even after the CTA. The CTA Sponsor and the concerned member state competent authority must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of a CTA may not result in the allowance of the clinical trials to commence.
Clinical Trials
Clinical trials of medicinal products in the EU must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the EC, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
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
Currently, clinical trial authorization applications may be submitted in accordance with the requirements of the national implementing laws of the individual EU Member States related to the Clinical Trial Directive, or, in accordance with the Clinical Trial Regulation. Under the new EU Clinical Trial Regulation (CTR), which, since January 31, 2022, is available to Sponsors and will become mandatory by 2023 when initiating new clinical trials, there will be a centralized application procedure. The EU CTR will allow Sponsors to submit one combined CTA to the Competent Authorities (CAs) and Ethics Committees for all trial sites in EU countries intended to participate in a given trial via a centralized system. The application will entail a two-part process where Part 1 is the scientific assessment coordinated by a reporting member state (RMS) and Part 2 is the member state specific assessment. Clinical trial approvals will be released as a single member state opinion following both, CA and Ethics Committees assessment per country, rather than the current process of country specific CA approval and Ethics Committees’ opinion, in accordance with individual country process and timelines. Optimally, this efficiency will condense milestones for site activations in the EU.

Medicinal products used in clinical trials must be manufactured in accordance with GMP. Other national and European Union-wide regulatory requirements also apply.
During the development of a medicinal product, the EMA and national medicinal products regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance (also known as drugs safety) plans and risk-management programs. Such scientific advice , in accordance with EMA policy, is not legally binding with regard to any future marketing authorization application of the product concerned however is helpful in product development and understanding EMA expectations.
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 as implemented by Regulation (EC) No. 847/2000 provides that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.
In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the ten-year period if: (i) the MA holder of the authorized product consents to a second original orphan medicinal product application, (ii) the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. A company may voluntarily remove a product from the register of orphan products. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication.
Marketing Authorizations
To obtain a marketing authorization, or MA, for a product in the EU, an applicant must submit a marketing authorization application , or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU Member

States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients authorization through, the centralized procedure is optional on related approval.
Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (CHMP) is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.
Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (not including clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.
For the evaluation of ATMPs such as RUCONEST, the Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for their evaluation. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final opinion regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s opinion is submitted to the CHMP for final approval, the CHMP may depart from the opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs.
Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human (CMDh) for review. The subsequent decision of the European Commission is binding on all EU Member States.
The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU Member State to apply for this authorization to be recognized by the competent authorities in other EU Member States. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the MA of a medicinal product by the competent authorities of other EU Member States. The holder of a national MA may submit an application to the competent authority of an EU Member State requesting that this authority recognize the MA delivered by the competent authority of another EU Member State.
An MA has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent national authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent national authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).
Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.
In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.
An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.
In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or manufacturing and import authorization, or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.
EU Member States may adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.
Pediatric Development
In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, covering all subsets of pediatric population, and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (for example, because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Innovative medicinal products are generally entitled to benefit from eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product. After this period has expired a MAA for a generic or biosimilar may be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA for the reference product in the EU. The ten year market exclusivity period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
Post-approval Requirements
Similar to the post-approval process in the U.S., drugs or biologics manufactured or distributed pursuant to EC marketing authorizations are subject to continuing regulation, including, among other things, requirements relating to periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After authorization, changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior EMA review and/or EC approval.
Additionally, the holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

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
Advertising Regulation
In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.
Regulatory Approval in the United Kingdom
On January 31, 2020, the United Kingdom left the EU (commonly referred to as Brexit) and accordingly is no longer an EU Member State. A transition period began on February 1, 2020, during which EU pharmaceutical law remained applicable to the United Kingdom, however this period ended on December 31, 2020. Since the regulatory framework in the United Kingdom covering the quality, safety and efficacy of medicinal products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU regulations, Brexit has materially impacted, and could further materially impact, the regulatory regime which applies to products and the approval of product candidates in the United Kingdom, as United Kingdom legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the United Kingdom in the long-term. As the United Kingdom is no longer an EU Member State, the United Kingdom’s participation in the European Medicines Regulatory Network has ceased and the United Kingdom Medicines and Healthcare products Regulatory Agency (MHRA) has assumed the functions that were previously undertaken by the EU institutions for human medicines on the United Kingdom market (with the exception of Northern Ireland, which, pursuant to the Protocol on Ireland/Northern Ireland has remained aligned with EU regulations). The MHRA has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now the transition period is over, which will be updated as the United Kingdom’s regulatory position on medicinal products evolves over time.
The MHRA offers new assessment procedures now that Great Britain is no longer covered by the EU centralized procedure for MAs. The procedures can lead to a marketing authorization in Great Britain (England, Scotland, and Wales), the United Kingdom, or Northern Ireland, depending on the procedure and pre-existing authorizations, as further explained below. The new assessments include:
•The European Commission Decision Reliance Procedure will be in place until January 1, 2023, and is a targeted assessment of new applications for products containing new active substances or biosimilars which have previously been granted authorization via the centralized procedure by the European Commission. The MHRA will review the application, CHMP assessment report, and applicant responses to the CHMP over a period of 67 days, leading to the grant of a marketing authorization in Great Britain as soon as possible after European Commission authorization. The centralized marketing authorization in the EU will permit the marketing of the relevant product in Northern Ireland;
•A full assessment as a national authorization, that industry can choose for new active substances, with a timeline of no more than 150 days (excluding clock-off periods where further information is requested) which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements;

•The Unfettered Access Procedure for medicines already approved in Northern Ireland via the EU procedures or via the Northern Ireland national route which if successful will lead to a Great Britain marketing authorization;
•The decentralized and mutual recognition reliance procedure for marketing authorizations, where the MHRA has the power to have regard to marketing authorizations previously granted nationally in a country within the EEA through the decentralized or mutual recognition procedures. Acceptable marketing authorizations are intended to be granted within 67 days of the marketing authorization application being validated by the MHRA and which will, if successful, lead to a Great Britain or United Kingdom Marketing Authorization; and
•A “rolling review”, for new active substances and biosimilars, which would allow companies to make an application in stages, throughout the product’s development, to better manage development risk which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements.

Rest of World (ROW) Regulatory Pathways
Similar to that in the U.S. and in Europe, countries around the globe have their own Health Authority(ies), legal basis of regulation of medicinal products, and independent clinical trial and registration procedures and processes. Conformance and compliance with International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH) is typically acceptable in countries worldwide with additional local particulars.
In general, from a clinical trial perspective, requirements for conduct of a trial are similar to that of the US and EU and consist of a clinical trial application and ethics committee review.
In both the US and the EU there are dedicated regulatory pathways for biosimilars, or biological medicinal products that are highly similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of inherent biological differences present in such biological systems.. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from FDA or EMA detail the type of quantity of additional nonclinical, clinical and CMC data to be provided for submission of a highly similar biological product. Given the complexity of the requirements in the biosimilar route when compared to the generic drug pathway(s), there have been limited biosimilar approvals globally, however this pathway appears to be gaining momentum as innovator companies leverage the process to develop and market their own biosimilars of their own biologic product.
EU and UK Data Privacy
In May 2018 the European Union General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the European Economic Area, or EEA. The GDPR imposes stringent data protection requirements for processing the information of individuals in (i) the EEA and (ii) the United Kingdom as the GDPR continues to form part of law in the United Kingdom, or the UK GDPR, (by virtue of Section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)), the United Kingdom, and to date, has increased compliance burdens on us, such as requiring the following: processing personal data only for specified, explicit and legitimate purposes for which personal data were collected establishing a legal basis for processing personal data creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); introducing the obligation to carry out so-called data protection impact assessments in certain circumstances; establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles; establishing obligations to implement “privacy by design”; introducing obligations to honor increased rights for data subjects (such as rights for individuals to be “forgotten,” rights to data portability, rights to object etc. in certain circumstances); formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third party processors and joint controllers; introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority or authorities and affected individuals; and mandating the appointment representatives in the United Kingdom and/or European Union in certain circumstances. The processing of sensitive personal data, such as health information, may impose heightened compliance burdens under the GDPR and is a topic of active interest among foreign regulators. The GDPR increases our obligations with respect to clinical trials conducted in Europe (including the EEA, United Kingdom and Switzerland) by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators.
The GDPR also provides for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any noncompliant company for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.
European data protection laws, including the GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU-U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU, in a case known colloquially as “Schrems II.” Following this decision, the Swiss Federal Data Protection and Information Commissioner, or the FDPIC, announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. While the FDPIC does not have authority to invalidate the Swiss-U.S. Privacy Shield regime, the FDPIC’s announcement casts doubt on the viability of the Swiss-U.S. Privacy Shield as a future compliance mechanism for Swiss-U.S. data transfers. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board, or EDPB, would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the EDPB recommendations 01/2020 on measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, adopted on November 10, 2020 conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the US Foreign Intelligence Surveillance Act applies).
The decision in Schrems II also affects transfers from the United Kingdom to the United States. As such, if we are unable to implement a valid solution for personal data transfers from Europe, including, for example, obtaining individuals’ explicit consent to transfer their personal data from Europe to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to import personal data from the EEA, United Kingdom or Switzerland may also restrict our clinical trials activities in Europe; limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to European data protection laws; and require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.
The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Further, the United Kingdom’s vote in favor of exiting the European Union and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained an EU Member State for such purposes. After December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom related to processing of personal data in substantially unvaried form and fashion under the UK GDPR. In the future, however, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. This decision permits personal data to flow freely from the EEA to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law. This adequacy decision has, however, a limited duration of four years, meaning that the decision will automatically expiry after this period. After expiry of the period, the adequacy decision will be renewed only if the United Kingdom continues to ensure an adequate level of data protection. Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from in January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations.
Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
It is possible that the GDPR or other laws and regulations relating to privacy and data protection may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices and compliance with such laws and regulations could require us to change our business practices and compliance procedures in a manner adverse to our business. We cannot guarantee that we are in compliance with all such applicable data protection laws and regulations and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations. Furthermore, other jurisdictions outside the EEA are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with noncompliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We cannot guarantee that we, our third-party collaborators, or our vendors are in compliance with all applicable data protection and privacy laws and regulations as they are enforced now or as they evolve. Further, for example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws. Our non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems. In addition, if we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts.
Our actual or perceived failure to adequately comply with applicable laws and regulations relating to privacy and data protection, or to protect personal data and other data we process or maintain, could result in regulatory enforcement actions against us, including fines, penalties, orders that require a change in our practices, additional reporting requirements and/or oversight, imprisonment of company officials and public censure, claims for damages by affected individuals, other lawsuits or reputational and damage, all of which could materially affect our business, financial condition, results of operations and growth prospects.
Pricing and Reimbursement

United States
The future commercial success of RUCONEST®, and our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.
Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for RUCONEST® and product candidates or exclusion of RUCONEST® or our product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for RUCONEST® and our product candidates in whole or in part.
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
In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. Furthermore, there has been heightened governmental scrutiny over specialty drug pricing practices, which has resulted in several congressional inquiries and executive orders designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.
At the both the federal and state level, legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs are pervasive and a continuing theme subject to review and re-review for alignment with changes in administration(s), as well as with key stakeholders.
These and other healthcare reform initiatives within the U.S. may result in additional reductions in Medicare or other healthcare funding which may impact our ability to achieve the desired pricing for newly developed indications and/or products.

European Union
In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. In general, governments influence the price of medicinal products in the EU through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicinal products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
In various EU Member States, continuous cost-cutting measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper products as an alternative apply. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including countries representing major markets. The HTA process, which is currently governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment (the HTA Regulation). In December 2021, the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025. The Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. Entry into application of the Regulation could impose stricter and more detailed procedures to be followed by MAHs concerning conduct of HTA in relation to their products which may influence related pricing and reimbursement decisions.

Outside of the US and EU
Outside the US and EU and the territories where our distributors are active, as stated above, no commercialization exists, except providing the product on a name patient basis.

C. Organizational Structure
Pharming Group N.V. is a limited liability public company. Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of subsidiaries is provided in the below table which provides an overview of our subsidiaries and minority investments at December 31, 2021:

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
•Approximately 1,295 square meters (equivalent to approximately 13,939 square feet) of laboratory space under a lease which will expire on June 30, 2026 and will automatically be renewed for an additional period of 5 years.
•Approximately 76 square meters (equivalent to approximately 818 square feet) of storage space under a lease which will expire on June 30, 2026 and will automatically be renewed for an additional period of 5 years.
In addition, in the province of Noord Brabant, The Netherlands we occupy approximately 3,459 square meters (equivalent to approximately 37,232 square feet), of which 2405 m2 (equivalent to approximately 25,887 square feet) is production space, 926 m2 (equivalent to approximately 9,967 square feet) is office space and 128 m2 (equivalent to approximately 1,378 square feet) is used for support purposes.
At our other production facility in the province of Noord Brabant, The Netherlands we own approximately 950 square meters (equivalent to approximately 10,226 square feet) of production, warehouse and office space.
At the (cattle) facility in the province of Zuid Holland, The Netherlands, we occupy approximately 150 square meters (equivalent to approximately 1,615 square feet) of storage space under a lease that has an expiry date of September 1, 2026 but which will be renewed for an additional period of 5 years.

At our research and development facility near Paris, France we occupy approximately 884 square meters (equivalent to approximately 9,515 square feet) of office space under a lease which has an expiry date of February 28, 2026. We also occupy approximately 214 square meters of laboratory space (equivalent to approximately 2,303 square feet) under a lease that expires on August 31, 2027.
In New Jersey, United States, we occupy approximately 1,732.64 square meters (equivalent to approximately 18,650 square feet) of office space under a lease that runs until 2025.
The Company invested $10.7 million in 2021, mainly in operational facilities, research and development facilities and laboratory equipment (2020: $4.7 million). The Company decided to have the construction of the new building at Pivot Park in Oss completed, but will no longer pursue the realization of its own downstream production capacity. Pharming will continue to use the building under construction for alternative purposes. We may require additional space and facilities as our business expands.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5 Operating and Financial Review and Prospects
You should read the following "Operating and Financial Review and Prospects" together with our financial statements and notes included elsewhere in this Annual Report The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB.
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

A. Operating Results

General
As at January 1, 2021, our presentation currency changed from Euro to the U.S. dollar (“USD”). The following management's discussion and analysis, prepared for the year ended December 31, 2021, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual audited financial statements for the year ended December 31, 2021 and the notes thereto. The 2020 and 2019 information has been retrospectively restated.

Overview
We are a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs. The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that down-regulates the complement cascade in order to control swelling in affected tissues. Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are also developing rhC1INH for subsequent indications, including pre- eclampsia, and AKI. We have investigated the clinical efficacy of rhC1INH in COVID-19, and while findings from these studies were encouraging, we do not plan to conduct any further studies given the rapidly changing landscape of COVID-19 medical needs and therapeutic management. In addition, the oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of APDS, has just completed the registration enabling Phase 2/3 study in the U.S. and Europe. Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is in the pre-clinical stage.
Our revenues from the sale of RUCONEST® for the treatment of acute HAE attacks were US$198.9 million, US$212.2 million and US$189.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

We are currently marketing RUCONEST® in the United States, the United Kingdom and the EU through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

Key Factors Affecting Our Performance
Our ability to expand approved indications and markets for rhC1INH
We are working to expand the rhC1INH franchise through clinical investigations. In particular, we are developing rhC1INH for use in indications such as pre-eclampsia and AKI. We are also developing leniolisib for the treatment of APDS and applying our transgenic manufacturing technology to develop an ERT for the treatment of Pompe disease. Our ability to generate revenue from these potential new indications and markets depends on our success in completing development of and commercializing such products and product candidates, which will require a significant investment of time and resources, as well as regulatory approval, and may not ultimately prove successful.
Our ability to commercialize leniolisib, if approved
We entered into a collaboration with Novartis AG, a Swiss multinational pharmaceutical company, in August 2019, pursuant to which we acquired worldwide rights to market leniolisib. Upon entering into the collaboration agreement, we paid $20 million in upfront payments to Novartis for the leniolisib program. Recently, the leniolisib Phase 2/3 clinical trial in patients with APDS in the United States and Europe has recently completed. Based on the findings of these studies, Pharming intends to begin the process to obtain regulatory approval to commercialize leniolisib for APDS, beginning with a New Drug Application (NDA) with FDA in mid-2022 and followed by an MAA for the EMA as well as other applications worldwide. In January 2022, a positive decision was adopted by the EMA on the Pediatric Investigation Plan (PIP) for leniolisib. If approved, we plan to start commercializing the drug in the first quarter of 2023 through our existing commercial infrastructure. If the commercialization effort requires more than the minimal additions we are anticipating, our financial results could suffer.
Our ability to maintain and grow our revenues from our existing commercial product, RUCONEST®, given the impact of the current COVID-19 pandemic
Looking forward, we see continuing uncertainties due to the global COVID-19 pandemic and the related market volatility. While it is possible that sales growth may be slightly lower than expected if business travel continues to be heavily restricted for a long period of time, the underlying needs of our patients are not expected to change. Certain costs may be delayed or not incurred at all if the pandemic continues. So far, we have not experienced any noteworthy disruption to our supply chain and none of the Company’s (external) production facilities/sales locations have been closed. See “Risk Factors” for additional information.
International operations and foreign currency exchange
We operate on a global basis with offices, sales and activities throughout the world. Our worldwide operations and sales have increased as a result of the re-acquisition of commercialization rights to RUCONEST® in the United States, the EU and the United Kingdom and the subsequent and continued expansion of our commercial organizations in the United States, the EU and the United Kingdom. Our global operations subject our financial results to fluctuations in foreign currency exchange rates, changes in general economic and political conditions in countries where we operate, particularly as a result of ongoing economic instability within foreign jurisdictions, sensitivity to governmental actions relating to tariffs or trade agreements, complex and restrictive employment and labor laws and regulations, as well as union and works council restrictions, sensitivity to changes in tax laws or rulings in jurisdictions across the world, longer payment cycles from customers in certain geographies, and legal compliance costs and risks.
Our ability to add rare disease assets to our portfolio

Identifying, acquiring and developing new products and product candidates to build shareholder value is key to our goal of becoming a global leader in the treatment of rare diseases. Our future profitability and growth will depend on our ability to acquire and in-license product candidates on favorable terms.
Our ability to shift our marketing efforts and sales from third party distributors to our internal infrastructure
We have fully transitioned the commercialization of RUCONEST® in major international markets to our own sales force, and we currently market RUCONEST® in the United States, the United Kingdom and the EU through our internal infrastructure. We market RUCONEST® in South Korea, North Africa, Middle-East, Israel and certain Central and South American countries through our third party distributor network. Our ability to continue transitioning the marketing and sale of RUCONEST® in other jurisdictions from third party distributors to our internal infrastructure could require a significant investment and affect our business.

Components of our Results of Operations
Revenues
We generate revenues from primarily from the sale of vials of RUCONEST® in the United States, the EU and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. In accordance with IFRS 15, revenues are recognized when the customer obtains control of the goods. Pursuant to our contracts, the customer obtains control of the product immediately after shipment of the product, which arrives at the customer within a short time frame. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers, which we account for on an estimated net basis, with any actual discounts and rebates used to refine the estimates in due course. These variable elements are deducted from revenues in the same period as the related sales are recorded in accordance with our accounting policy as described further in “Critical Accounting Policies and Estimates” and Note 2 to our annual financial statements as of December 31 2021 and 2020 and for the year three-years period ended December 31 2021 included elsewhere in this Annual Report, (the "Annual Financial Statements" or the "Audited Consolidated Financial Statements").
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
Cost of research and development
Research and development costs relate to the preparation and initiation of our product candidates lifecycle. Expenditures for development can be recognized as an intangible asset when we can demonstrate that the following criteria are being met:
•Technical feasibility of completing the asset so that it will be available for sale;
•Completing the asset for use or sale;
•The ability to use or sell is clear;
•The probability of future economic benefits is good (there is an existing market for the product which is likely to be available once the product is ready for launch);
•The availability of resources to complete the development is not in question;
•The ability to measure the expenditures on the project reliably is not in question.
Development expenditures that meet these criteria are capitalized. Expenditures which do not meet these criteria are recorded as expenses through the income statement.
Cost of general and administrative activities

Consists of costs related to administration resources, service fees, legal and due diligence costs (related to transactions with Orchard and Novartis), and impairment and depreciation costs for property, plant & equipment and intangible assets. In addition, we expect further increases in our general and administrative costs in future periods as our Company continues to grow.
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
Income tax credit (expense)
Income tax credit reflects credit/(expenses) of income tax. The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. Considering ongoing profits during the year it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During the years ended December 31, 2021, 2020 and 2019, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in the Netherlands we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid.

Results of Operations
The following table sets forth our results of operations for the periods presented. In 2021, the Company changed its presentation currency from Euro to US Dollars and accordingly, the 2020 and 2019 information has been retrospectively restated.

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
Amounts in US$ ‘000	2021	2020	2019
Revenues	198,871	212,174	189,389
Costs of sales	(21,142)	(23,539)	(23,928)
Gross profit	177,729	188,635	165,461
Other income	2,620	1,829	487
Research and development	(70,369)	(38,519)	(31,786)
General and administrative	(36,974)	(24,085)	(21,192)
Marketing and sales	(59,445)	(51,604)	(44,724)
Other Operating Costs	(166,788)	(114,208)	(97,702)
Operating profit	13,561	76,256	68,246
Fair value gain (loss) on revaluation derivatives	114	69	(234)
Other finance income	14,894	715	1,133
Other finance expenses	(6,185)	(33,308)	(17,098)
Finance cost, net	8,823	(32,524)	(16,199)
Share of net profits in associates using the equity method	694	362	257
Profit before tax	23,078	44,094	52,304
Income tax expense	(7,082)	(6,348)	(11,747)
Profit for the year	15,996	37,746	40,557
Basic earnings per share (US$)	0.025	0.058	0.065
Diluted earnings per share (US$)	0.023	0.055	0.061
Comparison of the Year Ended December 31, 2021 and 2020
Revenues
Revenues decreased US$13.3 million, or 6.3%, from US$212.2 million for the year ended December 31, 2020 to US$198.9 million for the year ended December 31, 2021. The decrease in revenues was primarily a result of lower sales of RUCONEST® in the U.S. market (US$193.4 million in 2021 compared to US$202.7 million in 2020). As previously announced, the progression of the COVID-19 pandemic has resulted in quarterly fluctuations in revenue due to limited access to customers and phasing of ordering patterns. In the U.S., there was a surge in COVID-19 cases at the end of 2020 and into 2021, which led to some patients pre-filling of RUCONEST® prescriptions in Q4 2020. It also resulted in the temporary closure of the majority of physician offices, causing a reduction in routine and diagnostic patient visits and a slowdown of annual renewals of prescriptions. The combination of these factors led to lower prescription refill rates by patients still using their additional RUCONEST® stock from Q4 2020 and a reduction in new patient enrollments in the first part of Q1 2021. During the remainder of the year, these trends were reversed, with a significant increase in new patient enrollments.
Revenues in Europe decreased to US$4.9 million in 2021 (from US$8.2 million in 2020). This decrease was mainly caused by phasing of ordering. The Company continues to build its EU commercial infrastructure and expand into new territories. In 2021, revenue in ROW (excluding Europe) decreased to US$0.5 million (from US$1.3 million in 2020).
Two U.S. customers (namely specialty wholesale companies) represent US$156.6 million (79%) of our revenues in 2021. In 2020 the two U.S. customers represented US$161.7 million (76%) of our revenues. These wholesale companies are specialized in distribution of pharmaceuticals in the HAE disease area.

	Years ended December 31,
Amounts in US$ ‘000	2021	2020
U.S.	193,419	202,684
Europe	4,933	8,232
Rest of World	519	1,258
Revenues	198,871	212,174

Cost of sales
Cost of sales decreased US$2.4 million, or 10.2%, from US$23.5 million for the year ended December 31, 2020 to US$21.1 million for the year ended December 31, 2021. Costs of sales related to product sales in 2021 amounted to US$19.1 million (2020: US$23.5 million). The remainder of costs in 2021 (US$2.0 million) stems from impairment charges on inventory designated for commercial activities. No such impairment charges were applicable for 2020.
The following table summarizes the cost of sales for the years ended December 31, 2021 and 2020.

	Years ended December 31,
Amounts in US$ ‘000	2021	2020
Costs of sales	(19,107)	(23,539)
Obsolescence inventory impairments	(2,035)	—
Total	(21,142)	(23,539)

Gross profit
Gross profit decreased US$10.9 million, or 5.8%, from US$188.6 million for the year ended December 31, 2020 to US$177.7 million for the year ended December 31, 2021. This was primarily the result of a reduction in sales in the U.S. and EU and the accompanying decrease in cost of sales.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2021 and 2020.

	Years ended December 31,
Amounts in US$ ‘000	2021	2020
US	176,266	184,024
Europe	1,049	3,534
RoW	414	1,077
Total gross profit	177,729	188,635
Other Income
Other income related to grants increased US$0.8 million, or 43.2%, from US$1.8 million for the year ended December 31, 2020 to US$2.6 million for the year ended December 31, 2021. The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by us in those countries.
Cost of research and development
Operating expenses for research and development increased US$31.9 million, or 82.7%, from US$38.5 million for the year ended December 31, 2020 to US$70.4 million for the year ended December 31, 2021. The costs mainly relate to investments to in-license OTL-105, preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and AKI, phase 2/3 study for the treatment of activated Phosphoinositide 3-kinase Delta syndrome and clinical trials on COVID-19 using the Pharming technology. The increase in costs is primarily due to costs incurred for OTL-105 of US$13.1 million, impairment losses of US$4.7 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients (refer to note 9 to the consolidated Annual Financial Statements included elsewhere in this document). The remainder of the increase relates to increased payroll expenses and expenses for the clinical studies of rhC1INH in pre-eclampsia and AKIy, phase 2/3 study leniolisib.
Cost of general and administrative activities
Cost of general and administrative activities increased US$12.9 million, or 53.5% from US$24.1 million for the year ended December 31, 2020 to US$37.0 million for the year ended December 31, 2021. The increased costs of general and administrative activities are mainly related to impairment losses of US$5.4 million due to the cancellation of our downstream production capacity at Pivot park in Oss (refer to note 10) and additional administration resources to support the growing commercial and operations activities of the Company and increased compliance and control costs relating to the recent U.S. Nasdaq listing.
Cost of marketing and sales activities
Cost of marketing and sales activities increased US$7.8 million, or 15.2% from US$51.6 million for the year ended December 31, 2020 to US$59.4 million for the year ended December 31, 2021. The increased costs are mainly related to the further expansion of the commercial organization and infrastructure in both the U.S. and Europe.
Employee benefits
Employee benefits are included in research and development costs, general and administrative costs, and marketing and sales costs based on the nature of the services provided by each employee. Hence, the employee benefits are not presented in the Consolidated Statement of Income as a separate line-item but are separately disclosed in the notes to the Annual Financial Statements.
Employee benefits increased by US$9.4 million, or 18.3%, from US$51.4 million for the year ended December 31, 2020 to US$60.8 million for the year ended December 31, 2021. The increase was primarily a result of the overall business growth across the Company.
The following table summarizes employee benefits for the years ended December 31, 2021 and 2020.

Amounts in US$ ‘000	2021	2020
Salaries	(44,202)	(36,811)
Social security costs	(5,318)	(4,302)
Pension costs	(2,179)	(1,844)
Share-based compensation	(9,055)	(8,405)
Total	(60,754)	(51,362)
Other finance income
Other finance income increased by US$14.2 million, or 1983.1%, from US$0.7 million for the year ended December 31, 2020 to US$14.9 million for the year ended December 31, 2021. This increase was primarily due to the significant increase in the exchange rate of the U.S. dollar versus the Euro during 2021. Significant favorable currency effects (US$14.8 million) were incurred on the cash balances in U.S. dollars.
The following table summarizes our other finance income for the years ended December 31, 2021 and 2020.

Amounts in US$ ‘000	2021	2020
Interest income	53	715
Foreign currency results	14,841	—
Other financial income	14,894	715
Other finance expenses

Other finance expenses decreased by US$27.1 million, or 81.4%, from US$33.3 million for the year ended December 31, 2020 to US$6.2 million for the year ended December 31, 2021. This decrease was primarily due to the significant increase in the exchange rate of the U.S. dollar versus the Euro during 2021, as mentioned above in the section titled "Other finance income". Furthermore, in 2020 settlement fees and expenses of US$4.3 million were paid back and extinguished the loan from Orbimed Advisors completely. In 2021, no settlement fees were paid. Finally, the final milestone of the contingent consideration which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST® was triggered in Q4 2020 and paid in the second quarter of 2021 with the relating finance expenses for 2021 decreasing by US$3.7 million.
The following table summarizes our other finance expenses for the years ended December 31, 2021 and 2020.

Amounts in $ ‘000	2021	2020
Loan settlement	—	(4,313)
Foreign currency results	—	(19,233)
Interest loans and borrowings	(5,296)	(5,178)
Interest leases	(795)	(766)
Contingent consideration	—	(3,744)
Other financial expenses	(94)	(74)
Other financial expenses	(6,185)	(33,308)
Share of net profits in associates using the equity method
Net profits in associates using the equity method increased US$0.3 million, or 91.7%, from US$0.4 million for the year ended December 31, 2020 to US$0.7 million for the year ended December 31, 2021. This is the result of increased profits from BioConnection B.V.
Income tax expense
Income tax expense increased by US$0.7 million, or 11.6%, from US$6.3 million for the year ended December 31, 2020 to US$7.1 million for the year ended December 31, 2021, despite a lower profit before tax for the year 2021 compared to 2020. The increase was caused by increased foreign tax rate differential (US$— million), increased changes in non-taxable income (US$3.1 million), increased changes in statutory applicable tax rate affecting the deferred tax expense (US$2.3 million) and other smaller differences (US$0.6 million). These increases are offset by a lower taxable income (US$5.3 million).

The following table summarizes Pharming’s income tax expense for the years ended December 31, 2021 and 2020.

Amounts in $ ‘000	2021	2020
Total current tax expense	(1)	(1,208)
Total deferred tax (expense) benefit	(7,081)	(5,140)
Income tax credit (expense)	(7,082)	(6,348)

Comparison of the Year Ended December 31, 2020 and 2019

Revenues
Revenues increased by US$22.8 million, or 12.0%, from US$189.4 million for the year ended December 31, 2019 to US$212.2 million for the year ended December 31, 2020. The increase in revenues was primarily a result of higher sales of RUCONEST® in the U.S. market, which increased from US$182.3 million in the year ended December 31, 2019 to US$202.7 million in the year ended December 31, in 2020. Revenue in Rest of the World (excluding Europe) decreased to US$1.3 million (from US$1.4 million in 2019) mainly caused by reduced sales in Israel. Revenues in Europe increased to US$8.2 million in 2020 (from US$5.6 million in 2019). This increase was mainly caused by the Company continuing to build out its EU commercial infrastructure and expanding into new territories following the re-acquisition of EU rights for RUCONEST® from Sobi in January 2020.
Two U.S. customers (namely specialty wholesale companies) represent US$161.7 million (76%) of our revenues in 2020. In 2019, the two US customers represented US$146.6 million (77%) of our revenues. These wholesale companies are specialized in distribution of pharmaceuticals in the HAE disease area.
In 2019, revenues included US$1.7 million deferred license revenue, reflecting license fee payments from Sobi.
During 2020, Pharming no longer received license fee payments given the license agreement with Sobi ended upon re-acquiring commercialization rights to RUCONEST® for all remaining countries in Europe in December 2019, with the effective date of this transaction being January 2020.
The following table summarizes the revenue of our Company by geographical segment for each period presented:

	Years ended December 31,
Amounts in $ ‘000	2020	2019
U.S.	202,684	182,294
Europe	8,232	5,648
Rest of World	1,258	1,447
Revenues	212,174	189,389
Cost of sales
Cost of sales decreased US$0.4 million, or 1.6%, from US$23.9 million for the year ended December 31, 2019 to US$23.5 million for the year ended December 31, 2020. Costs of sales relate to actual product sales. Costs were lower for sales in 2020 than in 2019, mainly because in 2020 the new production facility was validated and became fully operational, which enabled Pharming to achieve greater and more efficient production.
Obsolescence inventory impairment stems from the valuation of the inventories against lower net realizable value. Impairments related to inventories designated for commercial activities amounted to a charge of US$0.9 million in 2019. There was no impairment charge in 2020 as a result of the termination of the distribution agreement with Sobi. The Company’s own product sales have a higher net realizable value.
The following table summarizes costs of sales for the years ended December 31, 2020 and 2019.

Amounts in US$ ‘000	2020	2019
Costs of sales	(23,539)	(23,068)
Obsolescence inventory impairments	—	(860)
Total	(23,539)	(23,928)
Gross profit
Gross profit increased US$23.2 million, or 14.0%, from US$165.5 million for the year ended December 31, 2019 to US$188.6 million for the year ended December 31, 2020. The increase was primarily as a result of increased sales of RUCONEST® in the U.S. market.

The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2020 and 2019.

Amounts in $ ‘000	2020	2019
U.S.	184,024	162,226
Europe.	3,534	2,141
Rest of World	1,077	1,094
Gross Profit	188,635	165,461
Other income
Other income related to grants increased US$1.3 million, or 275.2%, from US$0.5 million for the year ended December 31, 2019 to US$1.8 million for the year ended December 31, 2020. The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by us in those countries.
Cost of research and development
Operating expenses for research and development increased US$6.7 million, or 21.2%, from US$31.8 million for the year ended December 31, 2019 to US$38.5 million for the year ended December 31, 2020. The increase is primarily due to the costs related to preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and acute kidney injury, phase 2/3 study Leniolisib, clinical trials on Covid-19, and continuing work on the preparation and production of α-glucosidase for Pompe disease using the Pharming technology.
Cost of general and administrative activities
In line with the revenue growth, cost of general and administrative activities increased by US$2.9 million, or 13.7%, from US$21.2 million for the year ended December 31, 2019 to US$24.1 million for the year ended December 31, 2020. The increased costs of general and administrative activities are mainly related to additional administration resources to support our growing commercial and operations activities.
Cost of marketing and sales
As a result of revenue growth, cost of marketing and sales activities increased by US$6.9 million, or 15.4%, from US$44.7 million for the year ended December 31, 2019 to US$51.6 million for the year ended December 31, 2020. The increased costs are mainly related to the further expansion of the commercial organization and infrastructure in both the USA and Europe.
Employee benefits
Employee benefits are included in research and development costs, general and administrative costs, and marketing and sales costs based on the nature of the services provided by each employee. Hence, the employee benefits do not recur in the Consolidated Statement of Income as a separate line-item but are separately disclosed in the notes to the Annual Financial Statements.
Employee benefits increased by US$11.3 million, or 28.2%, from US$40.1 million for the year ended December 31, 2019 to US$51.4 million for the year ended December 31, 2020. The increase was primarily due to the expansion of the organization, as reflected by an increase of 21.1% in the employee base for year ended December 31, 2020 compared to the year ended December 31, 2019.
The following table summarizes employee benefits for the years ended December 31, 2020 and 2019.

Amounts in US$ ‘000	2020	2019
Salaries	(36,811)	(29,540)
Social security costs	(4,302)	(3,769)
Pension costs	(1,844)	(1,767)
Share-based compensation	(8,405)	(4,985)
Total	(51,362)	(40,061)
Other finance income
Other finance income decreased by approximately US$0.4 million, or 36.9%, from US$1.1 million for the year ended December 31, 2019 to US$0.7 million for the year ended December 31, 2020, as a result of decreased interest on cash balances due to lower interest rates in the United States. There is no other finance income originating from foreign currency translation. The foreign currency translation result is limited to other finance expenses as disclosed below in ‘Other finance expenses’.
The following table summarizes our other finance income for the years ended December 31, 2020 and 2019.

Amounts in $ ‘000	2020	2019
Interest income	715	1,133
Other finance income	715	1,133
Other finance expenses
Other finance expenses increased by US$16.2 million, or 94.8%, from US$17.1 million for the year ended December 31, 2019 to US$33.3 million for the year ended December 31, 2020. This increase was primarily due to This increase was primarily due to loan settlements and foreign currency results. Other finance expenses in 2020, included US$4.3 million of settlement fees and expenses in connection with the repayment in full of our loan from Orbimed Advisors. Other finance expenses in 2020 also includes losses from foreign currency mostly due to the significant cash positions in US dollar invested in US securities and the US dollar weakened over the course of 2020. The decrease in interest loans and borrowings is due to the convertible bond and the difference on interest rate as compared with previous financing. Refer to note 18 to the Annual Financial Statements.
The following table summarizes our other finance expenses for the years ended December 31, 2020 and 2019.

Amounts in $ ‘000	2020	2019
Loan settlement	(4,313)	—
Foreign currency results	(19,233)	(515)
Interest loans and borrowings	(5,178)	(12,611)
Interest leases	(766)	(742)
Contingent consideration	(3,744)	(3,230)
Other financial expenses	(74)	—
Other financial expenses	(33,308)	(17,098)

Share of net profits in associates using the equity method
Net profits in associates using the equity method increased by US$0.1 million, or 40.9%, from US$0.3 million in the year ended December 31, 2019 to US$0.4 million for the year ended December 31, 2020, This is the result of increased profits from BioConnection B.V.
Income tax credit (expense)

Income tax expense decreased by US$5.4 million, or 46.0%, from US$11.7 million for the year ended December 31, 2019 to US$6.3 million for the year ended December 31, 2020. The decrease in current tax expense and in deferred tax expense are due to true-ups in 2020 of books to federal and state tax returns and due to a reduced profit before tax.
The following table summarizes Pharming’s income tax credit (expense) for the years ended December 31, 2020 and 2019.

Amounts in $ ‘000	2020	2019
Total current tax expense	(1,208)	(4,564)
Total deferred tax (expense) benefit	(5,140)	(7,183)
Income tax credit (expense)	(6,348)	(11,747)

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
Some of these measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. These are defined as follows:
•EBIT – Earnings before Interest & Tax. Defined as Profit for the year adjusted to exclude Income tax (expense) and Financial cost, net
•EBITDA – Earnings before Interest, Tax, Depreciation & Amortization. Defined as Profit for the year adjusted to exclude Income tax (expense), Financial cost, net and Depreciation of Property, plant and equipment and Amortization of Intangible assets.
•Adjusted EBITDA – Defined as Profit for the year adjusted to exclude Income tax (expense), Financial cost, net, Depreciation of Property, plant and equipment, Amortization of Intangible assets and Impairments/(reversal) of certain capitalized development expenses as defined.
•Net Debt – Defined as current loans and borrowings plus current and non-current convertible bonds minus cash and cash equivalents minus current and non-current restricted cash.

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
The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our Annual Report for the periods indicated:

	Years ended December 31,
Amounts in $ ‘000	2021	2020	2019
Profit for the year	15,996	37,746	40,557
Income tax expense	(7,082)	(6,348)	(11,747)
Financial cost, net	(8,823)	32,524	16,199
EBIT	14,255	76,618	68,504
Add: Depreciation & Amortization	6,390	6,052	4,995
EBITDA	20,645	82,670	73,499
Add: Impairment(1)	10,438	—	2,120
Add: Reversal of Impairment(1)	—	—	(2,940)
Adjusted EBITDA	31,083	82,670	72,679

(1) The one-off write back of $2.9 million in 2019 relates to a reversal of impaired capitalized development costs in 2018. The net impairment charge for the year 2019 was $0.8 million ($2.9 million minus $2.1 million) given the presence of an (unrelated) impairment charge on another development track of $2.1 million. The impairment charge in 2021 of $10.4 million consists of impairment charges of $5.4 million related to the cancellation of the downstream facility is Oss and $5.0 million related to a halted development program for a new form variant of RUCONEST® and a deprioritized development track of alpha-galactosidase for Fabry’s disease. For further details, refer to note 9 and 10 in the Annual Financial Statements included elsewhere in this Annual Report.

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

	Years ended December 31,
Amounts in $ ‘000	2021	2020	2019
Current loans and borrowings	—	—	51,125
Add: Current convertible bonds	1,879	2,040	—
Add: Non-current convertible bonds	139,007	149,727	—
Less: Cash and cash equivalents	(191,924)	(205,159)	(74,348)
Less: Current and non-current Restricted cash	(1,039)	(1,505)	(2,543)
Net Debt (2)	(52,077)	(54,897)	(25,766)
(2) Discounted value as per the balance sheet.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash and cash equivalents (excluding restricted cash) amounted to US$191.9 million, as at December 31, 2021. We have financed our operations primarily through sales of our commercial products and the proceeds of debt and equity offerings. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.
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
The 2021 year-end cash balance (excluding restricted cash) of US$191.9 million is expected to fund the Company for more than twelve months from the date of this report. In addition, together with normal receipts of sales revenues from customers and normal costs, increased the Company’s cash balance to approximately US$189.7 as at March 31, 2022, after paying normal costs and expenses to that date. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the U.S. and Europe currently generate more cash than the Company requires for day to day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
Pharming has a previous history prior to 2017 of operating losses. The Board of Directors and Officers anticipate that during 2022 such quantities of RUCONEST® will continue to be sold (directly or by our partners) that the proceeds to Pharming from such sales are more than sufficient to meet our operating costs, finance costs and all other cash requirements, including capital expenditure, as was the case in 2021.
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
Cash Flows
The table below provides selected cash flow information for the years ended December 31, 2021, 2020 and 2019.

Amounts in $ ‘000	2021	2020	2019
Net cash flows generated from operating activities	37,842	83,626	74,149
Net cash flows used in investing activities	(21,305)	(15,629)	(28,256)
Net cash flows generated from (used in) financing activities	(27,947)	60,686	(63,473)
Exchange rate effects	(1,825)	2,128	60
Net change in cash and cash equivalents	(13,235)	130,811	(17,520)

Operating Activities
Net cash flows generated from operating activities was US$37.8 million for the year ended December 31, 2021, compared to US$83.6 million for the year ended December 31, 2020. The decrease of US$45.8 million was mainly related to the decrease of Operating Profit to US$13.6 million for the year ended December 31, 2021 from US$76.3 million for the year ended December 31, 2020. This is in line with the lower revenues and increased operating costs for the year ended December 31, 2021.
Net cash flows generated from operating activities was US$83.6 million for the year ended December 31, 2020, compared to US$74.1 million for the year ended December 31, 2019. The increase of US$9.5 million was primarily related to the increase of Operating Profit to US$76.3 million for the year ended December 31, 2020 from US$68.2 million for the year ended December 31, 2019, largely due higher Revenues and accordingly higher Gross Profit.
Investing Activities
Net cash flows used in investing activities was US$21.3 million for the year ended December 31, 2021, compared to US$15.6 million for the year ended December 31, 2020. This increase of US$5.7 million is primarily due to capital expenditures of US$10.7 million for the year ended December 31, 2021 (2020: US$4.7 million). These capital expenditures mainly related to investments in new production facilities and machinery and equipment.
Net cash flows used in investing activities was US$15.6 million for the year ended December 31, 2020, compared to US$28.3 million for the year ended December 31, 2019. This decrease of US$12.7 million is primarily due to the acquisition of the license to leniolisib from Novartis, which occurred in 2019. Key investment cash flows in 2020 were US$8.6 million related to the termination of the license with Sobi and the re-acquired commercial rights and US$4.7 million capital expenditure on property, plant and equipment.
Financing Activities
For financing activities the Company saw a net cash outflow of US$27.9 million for the year ended December 31, 2021, as opposed to a net cash inflow from financing activities of US$60.7 million for the year ended December 31, 2020. This change of US$88.6 million was primarily related to the absence of proceeds of the issued convertible bonds in January 2021 compared to the proceeds of US$142.8 million in January 2020. In addition, in January 2020, the Company repaid and extinguished the loan from Orbimed completely. No new loans and borrowings were agreed during 2021.
For financing activities the Company saw a net cash inflow of US$60.7 million for the year ended December 31, 2020, as opposed to a net cash outflow from financing activities of US$63.5 million for the year ended December 31, 2019. This change of US$124.2 million was primarily related to the proceeds of the issuance of convertible bonds (US$142.8 million) in January 2020. In addition, we repaid loans and borrowings at an amount of US$57.2 million, which also facilitated lower interest payments on loans and leases.

Sources of Liquidity
Convertible bonds
On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025. The net proceeds of the issue of the bonds were used to redeem the balance of US$51 million of the loan of Orbimed Advisors in full. The remaining balance of the net proceeds will be used to support capital expenditure in relation to the expansion of the Company’s commercialization and manufacturing infrastructure and also serve as a funding for the launch of Leniolisib, if approved, as well as for additional acquisitions / in-licensing opportunities. The bonds were issued at par and bear interest at a rate of 3.00% per annum payable semi-annually in arrears in equal installments. Unless previously converted, redeemed or purchased and cancelled, the bonds will mature on January 21, 2025. We may use a combination of resources to repay the bond such as cash generated by operating activities, bank financing and bonds. The right mix will be established when we get closer to the maturity date of the bond.

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
The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to US$1.6 million.

C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.

D. Trend information
See "Operating Results" within this Item 5 within this Annual Report.

E. Critical Accounting Estimates
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2 of our Annual Financial Statements for the year ended December 31, 2021.

Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board Structure
Since December 11, 2020, we had one-tier board structure, with a single board of directors consisting of executive directors and non-executive directors. Our Chief Executive Officer serves as our executive director.
Our management team is comprised of our executive directors together with our executive officers and be referred to as the Executive Committee.

Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2021. The Directors and Executive Officers who left in 2021 are also included. Our executive directors are also executive officers.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Sijmen de Vries, MD MBA	62	Chief Executive Officer, Chair Executive Committee	2025
Executive Officers:
Anurag Relan	49	Chief Medical Officer	n/a
Jeroen Wakkerman	52	Chief Financial Officer	n/a
Robert Friesen	57	Chief Scientific Officer	n/a
Mireille Sanders, MSc	53	Chief Operations Officer	n/a
Stephen Toor	50	Chief Commercial Officer and GM Americas	n/a
Ruud van Outersterp	57	Chief Ethics and Compliance Officer	n/a
Anne-Marie de Groot, M.A.(7)	40	Chief Ethics and Compliance Officer	n/a
Bruno M.L. Gianneti, MD PhD(8)	69	Chief Medical Officer	2021
Non-Executive Directors:
J. Barrie Ward, PhD (4)(5)(9)	83	Director	2021
Aad de Winter, LLM (1)(6)(9)	68	Director	2021
Paul Sekhri (6)	63	Chairperson	2023
Deborah Jorn, MBA (2)(3)	63	Vice Chairperson	2023
Barbara Yanni (2)(6)	67	Director	2024
Mark Pykett (4)	58	Director	2024
Leonard Kruimer (1)	55	Director	2025
Jabine van der Meijs (2)(5)	55	Director	2025
Steven Baert (4)(6)	47	Director	2025

Notes:
(1) Chair of the Audit Committee
(2) Member of the Audit Committee
(3) Chair of the Remuneration Committee
(4) Member of the Remuneration Committee
(5) Chair of the Corporate Governance Committee
(6) Member of the Corporate Governance Committee
(7) Resigned as Chief Ethics and Compliance Officer from the Executive Committee effective May 1, 2021.
(8) Resigned as Chief Medical Officer from the Executive Committee effective May 19, 2021.
(9) Term, as Non-Executive Director and accordingly as member of the committees, expired on the occasion of the Annual General Meeting of Shareholders held on May 19, 2021.
Executive Directors
Sijmen de Vries, MD MBA. Dr. De Vries has been our Chief Executive Officer since 2008 and he has also served in the capacity of interim Chief Financial Officer from May 2020 through November 16, 2020, upon the commencement of Mr. Wakkerman’s tenure as Chief Financial Officer. Dr. de Vries was reappointed by the General Meeting of Shareholders held on May 19, 2021 for another term of four years, ending at the Annual General Meeting in 2025. Prior to joining Pharming, Dr. De Vries was the CEO of 4-Antibody and Morphochem AG. Dr. De Vries also held senior business and commercial positions at Novartis, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals plc. Dr. De Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK). Dr. De Vries is on the Board of Directors of Pharming's fill & finish partner BioConnection B.V. and is also a non-executive director of Midatech Pharma plc.

Executive Officers
Anurag Relan. Prior to being appointed Chief Medical Officer in June 2021, Mr. Relan has been Vice President Clinical Research and Medical Affairs at Pharming, having held several roles within the Company during the past 15 years. Prior to his work at Pharming, he was in clinical practice while also teaching medical residents/students. Mr. Relan holds an MD and MPH from the University of California, Los Angeles, and a bachelor’s degree in Economics from the University of California, Berkeley.
Jeroen Wakkerman. Mr. Wakkerman has been our Chief Financial Officer since November 2020. From 2015 to 2020, Mr. Wakkerman served as chief financial officer of Nutreco N.V., a global leader in animal nutrition and aqua feed. Prior to that, Jeroen served as chief financial officer of SHV Energy N.V., as finance director at Calor Gas (UK) and has also held several financial and commercial positions at Unilever and Rabobank. Jeroen holds an MSc degree in Business Economics from the University of Groningen and is a Chartered Treasurer (UK) and a Chartered Management Accountant (UK).
Robert Friesen. Dr. Friesen was appointed our Chief Scientific Officer in August 2021. He has more than 20 years of experience in drug discovery and development. Previously, Dr. Friesen was CSO of Kiadis Pharma and Ablynx until their acquisitions by Sanofi. Prior to Sanofi Dr. Friesen was Senior Vice President of Research at ProQR and Vice President and Head of Biologics Research within Janssen R&D, a Johnson & Johnson company. Before joining Janssen R&D, Dr. Friesen held senior R&D positions at AM-Pharma, MorphoSys and Crucell. Dr. Friesen has authored several publications in high impact scientific journals and participated in numerous invited lectures. He has also been awarded multiple patents in the field of biotechnology. Dr. Friesen earned a M.S. in Biology from the University of Utrecht, and a Ph.D. in Biochemistry, at the University of Texas Medical Branch.
Mireille Sanders, MSc. Prior to being appointed Chief Operations Officer on December 15, 2020, Ms. Sanders served as our Senior Vice President, Operations since 2019. From 2016 until 2019, Ms. Sanders served as Head of Clinical Supply Chain Strategic Management and Systems at Janssen Pharmaceuticals, a Johnson & Johnson company. Prior to Janssen, Ms. Sanders held senior positions at MSD/Merck, from 2007 until 2015. She holds an MSc in Chemical Engineering from the Technical University Eindhoven in the Netherlands.
Stephen Toor. Prior to being appointed Chief Commercial Officer and General Manager Americas on December 15, 2020, Mr. Toor served as President and General Manager of Pharming Healthcare, our U.S. operations, since 2020. From 2017 to 2020, Mr. Toor was the Senior Vice President and General Manager, U.S. Prior to Pharming, Mr. Toor was Senior Director, Sales and Marketing – Immunology, Orphan and Mature Brands at Bausch Health (formerly Valeant) from 2013 to 2016. Prior to 2013, Mr. Toor held positions at Pharmacia/Pfizer and ScheringPlough/Merck. He holds a BA (Hons) in European and American History from Manchester Metropolitan University.
Ruud van Outersterp. Prior to being appointed Chief Ethics and Compliance Officer on May 1, 2021, Mr. van Outersterp served as our Company Secretary from April 1, 2020. Prior to joining Pharming, Mr. van Outersterp held several senior leadership positions at ABN AMRO and its predecessors, including the positions of Global Head of Legal and Company Secretary, and as senior legal counsel at former Dutch aircraft manufacturer Fokker. Mr. van Outersterp is also a member of the supervisory board of a healthcare institution and is a teacher at the Governance University in Driebergen in the Netherlands. He earned a Master’s in Law at the Vrije Universiteit Amsterdam.
Bruno M.L. Giannetti, MD PhD. Dr. Giannetti resigned as Chief Medical Officer from the Executive Committee effective May 19, 2021. Dr. Giannetti had been our Chief Medical Officer since 2019. Dr. Giannetti served as our Chief Operating Officer from 2006 until 2019. Prior to joining Pharming in 2006, Dr. Giannetti was the CEO of AM Pharma B.V., President and founder of CRM Clinical Trials GmbH (now Topcro GmbH) and President and CEO of Verigen AG. He has served as senior management consultant for pharmaceutical R&D projects at Coopers & Lybrand (in Switzerland and the UK). Dr. Giannetti was also worldwide Vice-President Marketing and Medical Information at Immuno, Austria and Head of Clinical Research at Madaus AG. Dr. Giannetti holds a PhD in Chemistry and a MD PhD degree in Medicine from the University of Bonn and has been appointed visiting Professor at the Pharmaceutical Faculty of the University of Seville (Spain).

Anne-Marie de Groot, M.A. Ms. De Groot resigned as Chief Ethics & Compliance Officer from the Executive Committee on May 1, 2021.Prior to being appointed Chief Ethics & Compliance Officer on December 15, 2020, Ms. De Groot served as our Senior Vice President, Organizational Development since 2016. From 2014 to 2015, Ms. De Groot was our Director of Corporate Development. Prior to 2014, Ms. De Groot held various positions at Randstad, Janssen Pharmaceuticals and Pharming. She holds a Bachelor in Social Work and a Bachelor in Human Resources Management from Hogeschool Leiden.
Non-Executive Directors
Paul Sekhri. Mr. Sekhri has been the Chairman of our Board of Directors (or the former Board of Supervisory Directors until December, 2020) since 2016 and has served as a director since 2015. Mr. Sekhri was appointed the President and CEO of eGenesis, Inc. in January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care at Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently also Chairman of the Board of Directors of Longboard Pharmaceuticals Inc., Compugen Ltd., and is on the Board of Veeva Systems Inc. and Ipsen S.A. As an avid classical music enthusiast, Mr. Sekhri is on the Boards of The Metropolitan Opera, The Knights, and the Patrons Council of Carnegie Hall.
Deborah Jorn, MBA. Ms. Jorn has served as a director since 2019. Ms. Jorn was Executive Vice President of Corporate and Commercial Development at Eyepoint Pharmaceuticals from 2016 to 2018. Prior to joining Eyepoint, she was Executive Vice President and Group Company Chair at Bausch Health (formerly Valeant Pharmaceuticals) where she led the dermatology, gastroenterology and HAE businesses. Ms. Jorn was Chief Global Marketing Officer at Bausch & Lomb prior to its acquisition in 2013 by Bausch Health where she led the launch of several new products and the integration of Ista Pharmaceuticals following acquisition. Previously, she was Group Vice President of Women’s Healthcare and Fertility (2008-2010) and Allergy and Respiratory (2004-2008) at Schering Plough Corporation prior to its acquisition by Merck and Co., Inc. Ms. Jorn was also at Johnson & Johnson as the Worldwide Vice President of Internal Medicine and Early Commercial input. She began her career at Merck and for more than 20 years held roles of progressive responsibility in various functional areas including R&D, Regulatory and Sales and Marketing. Today, Ms. Jorn also serves on the board of directors of ViveveMedical, Inc. and Diurnal Group. She served as a member of the board of directors of Orexigen Therapeutics, Inc. from May 2016 until July 2018.
Barbara Yanni. Ms. Yanni has served as a director since December 2020. Ms. Yanni was Vice President and Chief Licensing Officer at Merck & Co. (MRK), a pharmaceutical company, from November 2001 until her retirement in March 2014. Prior to this, Ms. Yanni served in various roles at Merck including in corporate development, financial evaluation, and tax. Ms. Yanni currently serves on the board of directors of three other public biotechnology companies: Oncorus, Inc., Trevena, Inc. and Vaccinex, Inc. Ms. Yanni is also a member of the board of directors of Mesentech, Inc., a private Canadian biotechnology company. Ms. Yanni earned a J.D. from Stanford Law School and an A.B. from Wellesley College. She also holds a Masters of Law in Taxation from New York University. Before joining Merck in 1985 Barbara was a tax lawyer in New York City.
Mark Pykett, VMD, PhD. Dr. Pykett has served as a director since December 2020. Dr. Pykett was previously the Chief Scientific Officer of PTC Therapeutics. Dr. Pykett was the President and Chief Executive Officer of Agilis Biotherapeutics from 2014 until its acquisition by PTC Therapeutics in 2018. Prior to Agilis, Dr. Pykett served as CEO of Navidea Biopharmaceuticals, President of Alseres Pharmaceuticals, President of Cygenics, and President and CEO of Cytomatrix. Dr. Pykett currently serves on the Board of Directors of the private companies Myrtelle, InFlectis BioSciences and Exubrion Therapeutics. Dr. Pykett holds a PhD in Molecular

Biology from the University of Pennsylvania, a VMD from the University of Pennsylvania School of Veterinary Medicine, a B.A. in Biology from Amherst College and an MBA from Northeastern University.
Leonard Kruimer. Mr. Kruimer has more than 30 years of experience in corporate finance, planning and strategy, including 20 years in senior executive positions in private and publicly listed biotechnology companies. He served as CFO of Crucell N.V. from 1997 to 2011. Prior to Crucell, he was Managing Director of Europe TIP Trailer, a GE Capital company. Mr. Kruimer was also a consultant with McKinsey & Co and an auditor at Price Waterhouse & Company, New York. Mr. Kruimer is currently Chairman of the Board at Swedish BioInvent International AB (BINV.ST). In addition, he is a board member of both Zealand Pharma A/S in Copenhagen and Calgary-based Oncolytics Inc (NASDAQ: ONCY). He is Director of AI Global Investments (Netherlands) PCC Ltd. and serves on the Investment Advisory Council of Karmijn Kapitaal. Mr. Kruimer holds a Master of Business Administration from Harvard Business School and is Certified Public Accountant in New York State.
Jabine van der Meijs. Ms. van der Meijs served as the Executive Vice President & CFO of the Royal Schiphol Group from 2017 until end of March 2021. Prior to this, she worked for the Royal Dutch Shell Group (ENXTAM: RDSA) for 25 years in primarily financial leadership positions, but also in HR and strategy positions in The Netherlands, Scotland, England, Brunei and Australia. In her most recent position at Shell, Ms. van der Meijs was VP Finance Projects for Shell’s Projects and Technology business. Ms. van der Meijs is currently a Member of the Supervisory Board of Kendrion N.V. (ENXTAM: KENDR) where she serves as Chair of the Audit Committee. She is a Member of the Supervisory Board of Koole Terminals Holding B.V., where she serves as the Chair of the People & Remuneration Committee and she is a Member of the board of directors of Grundfos Holding A/S, a privately owned Danish Company. At Grundfos she serves as a member of the Audit committee, a member of the M&A committee and a member of the HR committee. She also is a member of the Supervisory Board of CHDR (The Centre for Human Drug Research), an independent institute for early phase clinical drug research, where she is a member of the Audit Committee. Previously, Jabine served as a Non-Executive Director on various boards, including Aeroports de Paris (France) (ENXTPA: ADP) and Brisbane Airport Corporation (Australia). Jabine holds a Master of Science (Pharmacy) and a Doctor of Pharmacy (Pharm D) degree from the University of Utrecht, and she completed her professional accounting degree in the UK with the Chartered Institute of Management Accountants (ACMA).
Steven Baert. Until March 2022, Mr. Baert was the Executive Partner and Chief Human Capital Officer at Flagship Pioneering Inc, a life sciences venture capital company based in Cambridge, Massachusetts that invests in biotechnology, life sciences, health and sustainability companies. He previously served as Chief People Officer and Member of the Executive Committee of Novartis from 2014 until June 2021. and previously held a number of leadership roles within the company, including Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis, he held senior HR positions at Bristol-Myers Squibb Co. and Unilever. He also serves on the Board of the WeSeeHope USA, a charity that focuses on empowering children isolated by poverty in Africa. Mr. Baert holds a Master of Business Administration from the Vlerick Business School, Gent; a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels.
J. Barrie Ward, PhD. The terms of Dr. Ward, as Non-Executive Director, expired on the occasion of the Annual General Meeting of Shareholders held on May 19, 2021. He was not available for reappointment in view of the prevailing best practice recommendations concerning his tenure. Dr. Ward had served as a director since 2007. Dr. Ward has held senior management positions in the UK, U.S. and Singapore at several pharmaceutical and biotechnology companies, including Glaxo Group Research Ltd, Virus Research Institute Inc., Avant Immunotherapeutics Inc. and KuDOS Pharmaceuticals Ltd. and board positions at Cancer Research Technology Ltd., Spirogen SARL, CellCenteric Ltd. and BergenBio AS. His most recent senior management position was CEO of KuDOS Pharmaceuticals Ltd, which was sold to AstraZeneca in 2006. Mr. Ward holds a PhD in microbiology from the University of Bath, UK.
Aad de Winter, LLM. The terms of Mr. Aad de Winter, as Non-Executive Director, expired on the occasion of the Annual General Meeting of Shareholders held on May 19, 2021. He was not available for reappointment in view of the prevailing best practice recommendations concerning his tenure. Mr. De Winter had served as a director since 2009. Mr. De Winter began his career at AMRO Bank in 1980. He worked in the areas of capital markets, investment banking and institutional investor relationship management. In 1990, Mr. De Winter became senior Advisor Corporate and Institutional Finance at NIBC (formerly De Nationale Investerings Bank). As of 1998, Mr. De Winter was at NYSE Euronext (now Euronext), Amsterdam responsible for advising and admitting companies to the stock exchange in Amsterdam as Director Listing & Issuer Relations. As of January 2009, until July 2015, Mr. De Winter was an Associate Partner at First Dutch Capital, Amsterdam and from 2008 to end of 2013, he was a member of the China and India working group at the Holland Financial Center which was, inter alia, focused on attracting Chinese and Indian companies to a (cross) listing on Euronext Amsterdam. Since 2010 he is an Associate Partner at Nederlandsche Participatie Exchange (NPEX), an innovative online financing and trading platform for securities of SME companies. Mr. De Winter has more than three decades of experience in assisting companies with stock exchange listings for various capital markets instruments. He holds a law degree from Erasmus University, Rotterdam, specializing in corporate law.

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
The remuneration policy is based on the overarching principle that the average level of total remuneration of both the executive directors and officers is consistent with the position of our Company relative to the benchmark groups that are relevant to us. A comparison with a peer group is periodically made. Every two years, an independent consultant makes a market comparison (remuneration benchmark). The peer group each time consists of a group of European and U.S. integrated and commercial stage listed companies active in Life Sciences, reflecting our Company’s operating areas and the markets most relevant in relation to the recruitment and retention of top talent, including the important U.S. market.

EU and U.S. benchmark group:

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
U.S.
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

We disclose information regarding remuneration paid to the executive and non-executive directors in our Annual Report of the Company, in line with the applicable rules and regulations. The remuneration amounts paid to executive officers are not required to be disclosed according to Dutch law. Total remuneration paid to the executive officers is US$6.6 million.
Executive Directors and Officers
The remuneration packages of the executive directors and officers consist of:
•Fixed remuneration in the form of an annual base salary
•Performance-based variable remuneration in the form of:
◦Short-term incentives, in the form of an annual bonus of cash as a percentage of the fixed component, and
◦Long-term incentives, in the form of the grant of restricted shares; and
•Others benefits, including contribution of pension premiums, travel allowance and holiday allowance.
The respective fixed and variable remuneration elements are explained below:
Historical Remuneration
The following table reflects the remuneration amounts paid to the Executive Director in the year ended December 31, 2021, to the extent still in office (in dollars):

Amounts in US$	Fixed remuneration	Short term variable: annual bonus	Share based payments	Post- employment benefits	Other	Total
Sijmen de Vries, CEO	681,000	357,000	1,264,000	120,000	38,000	2,460,000
The short-term variable bonus as included in the above table is based on the 2021 annual salary as it was paid in 2022. The short-term variable bonus for 2021 (US$357,000) is based on the 2021 annual salary (US$681,000) and paid in 2022.
The remuneration amounts paid to executive officers, other than the above mentioned individual, are not required to be disclosed according to Dutch law and accordingly are not disclosed herein.
Share Option plan
The following table gives an overview of changes in option holdings of the Executive Director in 2021, the exercise prices and expiration dates:

	January 1, 2021	Granted 2021	Exercised in 2021	Forfeited/Expired in 2021	December 31, 2021	Exercise price (US$)	Expiration date
Mr Sijmen de Vries	2,800,000	—	—	—	2,800,000	0.912	22/05/2024
Total	2,800,000	—	—	—	2,800,000

Long Term Incentive Plan
The Executive Director was eligible to participate in our Company’s Long Term Incentive Plan (LTIP) until the year 2019. Under the plan, participants receive shares in our Company, the number of which is dependent upon the performance of Pharming’s share price over a three-year period when compared to a peer group of European biotech companies.
The below table reflects the number of LTIP shares granted and vested over the years 2018 to2021 for the CEO:

	Year	Granted	Settled	Forfeited	Unvested	Reserved as at 31 December 2021
Mr. Sijmen de Vries	2021	1,337,888	—	—	—	1,337,888
	2020	—	—	—	—	—
	2019	201,050	—	—	—	201.050
	2018	130,131	(130,131)	—	—	—
An overview of the number of LTIP shares granted in 2021 and in total as well as the fair value per share award is as follows:

Participant category	2021
Non Executive members of the Board of Directors	—
Executive Members of the Board of Directors	1,337,888
Executive Committee	6,301,400
Senior managers	812,500
Total	8,451,788
Fair value per share award (US$)	0.887
The following table provides an overview of LTIP shares granted, forfeited or issued in 2019 to 2021 as well as the number of LTIP shares reserved at December 31, 2021:

Participant category	Granted	Forfeited	Unvested	Reserved at December 31, 2021
Non Executive members of the Board of Directors	205,000	(115,000)	(72,000)	18,000
Executive Members of the Board of Directors	1,538,938	0	(160,840)	1,378,098
Executive Committee	6,733,207	0	(1,179,259)	5,553,948
Senior managers	3,572,500	(180,000)	(1,380,000)	2,012,500
Total	12,049,645	(295,000)	(2,792,099)	8,962,546
The 2018 shares did vest at the end of the vesting period (December 31, 2020) and a total of 50% of the granted LTIP shares were issued. LTIP shares reserved at December 31, 2020 relate to the 2019 and 2020 shares available for participants still in service. The 2019 shares did vest at the end of the vesting period (December 31, 2021) and a total of 20% of the granted LTIP shares were issued.
Long-term incentive plan expenses decreased due to exclusion of former Board of Management and former Board of Supervisory Directors.
Current Year Remuneration
Fixed Compensation
The following table reflects the annual base salary (fixed remuneration) for the executive directors as of the financial year 2021:

Position	Fixed remuneration amount (US$ '000)	Fixed remuneration amount (EUR '000)
CEO	681,000	574,000

The Board of Directors, without the participation of the executive directors for their remuneration, may upon proposal of the Remuneration Committee decide to increase the base salary of executive directors and officers within the restrictions set by the remuneration policy, provided that the amount of the increase does not exceed the average salary increase of the employees of our Company. Based on a recent benchmark analysis, it has been decided to increase the individual fixed remuneration of the CEO/executive director in multiple (benchmarked) annual stages until the end of 2023 to bridge the 10% gap with the median.
Variable Compensation
The variable part of the remuneration of the executive directors and officers is linked to the performance of each of our officers and directors against a set of financial and non-financial targets that is consistent with and supportive of the strategy and long-term interests of our Company. Risk alignment is also embedded in the target setting to promote sound and effective risk management. At the end of the relevant performance period, the Board of Directors, without the participation of the executive directors for their performance, will determine whether the targets have been achieved. We provide in our Remuneration Report, included in each Annual Report, a retrospective explanation of actual performance against the objectives set for the preceding year. The components of variable compensation from 2020 onwards are set forth below.
Short-term Incentive
The individual on-target bonus for the CEO, as from the financial year 2020, has been set at 70% of the gross annual salary and for other executive directors and officers at 50% of the gross annual salary. A maximum of 140% of the gross annual salary applies for both the CEO and the executive officers.
Long-term Incentive
Executive directors and officers will also participate in the revised (Executive) Long Term Incentive (LTI) program. Under this program, ordinary shares in Pharming are granted, subject to the achievement of predefined long-term strategy oriented performance objectives and targets, which apply a defined weighting, that have been set at the start of a three-year performance period. The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AMX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted.
For the executive directors, the on-target value of the (restricted) shares to be awarded under the LTI at the start of the performance period is set at 300% of the gross annual salary for the CEO and 200% for the other executive directors and officers. The maximum value of the shares that can vest under the LTI is set at 450% of the gross annual salary for the CEO and 300% for other executive directors and officers. Executive directors are required to retain the shares awarded under the LTI for a minimum of five years from the date of grant.
The implementation of the new three-year vesting scheme under the LTI program has a major impact on the current remuneration packages of existing executive directors and the executive officers for the period until 2023, as the first vesting of the shares granted to them is scheduled for Q1 2024.
The share-based compensation under the existing packages and plans over this three-year period, based on the number of share options granted in 2019, would have resulted in three option grants, with guaranteed vesting of a total of 8,400,000 options for the CEO on the basis of continued tenure over the three-year period. In addition, the CEO would have been eligible for three annual long-term incentive plan restricted share grants of up to 30% of the base salary.
To mitigate the described impact, we have agreed to a one-off transition arrangement with the CEO as approved at the General Meeting of Shareholders held prior to the listing of the ADS on Nasdaq. This one-off transition arrangement provides for (i) the conversion of the total number of 8,400,000 options for the CEO into one grant for a total number of 4,200,000 shares, which vesting will be governed by the performance-based criteria of the new LTI program, and (ii) the vesting of the performance shares, to be granted to the CEO in 2020, in three annual tranches in the first quarter of 2021, 2022 and 2023. This arrangement will be subject to a waiver by the CEO of all (contractual and other) rights and entitlements under the share option and long-term incentive plans as of the year 2020. A similar one-off transition arrangement was agreed with the executive officers in 2021, as of the year 2021, as the first vesting of the shares granted to the executive officers under the new LTI plan is scheduled for Q1 2024, while the executive officers are no longer entitled to the annual share options and the grant of LTIP shares effective the year 2021. The restricted shares granted to the executive officers in 2021 under the one-off transition arrangement will vest in two equal tranches in Q1 2022 and Q1 2023, respectively.
Non-executive directors
The remuneration of the non-executive directors is fixed and not linked to the performance of our Company to ensure independence in the discharge of their supervisory tasks and responsibilities, in accordance with prevailing best practices. Until 2020, the members of the former Board of Supervisory Directors (the Non-Executive Directors as of December 11, 2020) were entitled to participate in the Company’s LTIP scheme. From 2020 and onwards, the members of the former Board of Supervisory Directors will no longer participate in the LTIP.
Historical Remuneration of our non-executive directors
The below table provides an overview of the remuneration paid to the non executives (members of the former Board of Supervisory Directors), to the extent still in office, for the year ended December 31, 2021 (In US$ '000, note that the dollar compensation is translated using a yearly average exchange rate applicable for the year (2021: 1:1,1860)):

Amounts in US$ ‘000	Year	BOSD / BOD	Share-Based Payment	Total

Mr. Paul Sekhri	2021	77	55	132
	2020	74	59	133
	2019	56	37	93
Mr Barrie Ward	2021	23	20	43
	2020	62	46	108
	2019	44	30	74
Mr Jan Hendrik Egberts	2021	—	—	—
	2020	—	5	5
	2019	18	—	18
Mr. Juergen Ernst	2021	—	6	6
	2020	57	42	99
	2019	47	29	76
Mr. Aad de Winter	2021	26	21	47
	2020	65	46	111
	2019	50	31	81
Ms. Deb Jorn	2021	64	42	106
	2020	62	40	102
	2019	29	6	35
Ms. Barbara Yanni	2021	60	36	96
	2020	35	24	59
	2019	—	—	—
Mr. Mark Pykett	2021	57	36	93
	2020	35	24	59
	2019	—	—	—
Ms. Jabine van der Meijs	2021	47	24	71
	2020	—	—	—
	2019	—	—	—
Mr Leon Kruimer	2021	47	24	71
	2020	—	—	—
	2019	—	—	—
Mr. Steven Baert	2021	45	24	69
	2020	—	—	—
	2019	—	—	—
Total	2021	446	288	734
	2020	390	286	676
	2019	226	133	359
The following table gives an overview of movements in number of LTIP shares of the Non-Executive members of the Board of Directors and /or of the former Board of Supervisory Directors, to the extent still in office, for the year ended December 31, 2021:

Amounts in US$ ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at December 31, 2021
P. Sekhri	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	50,000	(10,000)	—	(40,000)	—
	2018	30,000	(15,000)	—	(15,000)	—
D. Jorn	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	40,000	(8,000)	—	(32,000)	—
A. de Winter	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	40,000	—	(40,000)	—	—
	2018	25,000	(12,500)	—	(12,500)	—
J.B. Ward	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	35,000	—	(35,000)	—	—
	2018	25,000	(12,500)	—	(12,500)	—
Total	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	165,000	(18,000)	(75,000)	(72,000)	—
	2018	80,000	(40,000)	—	(40,000)	—

Current Year Remuneration Non-Executive Directors
For 2020 and onwards, the non-executive directors are entitled to the following annual remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s one tier board. Non-executive directors receive an annual retainer of €45,000 in cash and €30,000 of unrestricted shares. Our Chair of the Board of Directors will receive an annual retainer of €65,000 in cash and €40,000 in unrestricted shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant.

In addition, non-executive directors receive the following committee fees:
• Audit Committee: €3,000 per annum in cash (Chair €9,000);
• Remuneration Committee: €3,000 per annum in cash (Chair €6,000); and
• Corporate Governance Committee: €3,000 per annum in cash (Chair €6,000).
In addition, an additional compensation may be paid of US$1,186 per day in case of extraordinary activities, as determined by the Chair of the Board of Directors.
The below table provides an overview of the total remuneration paid to the non-executives, to the extent still in office, for the year ended December 31 2021 (In US$ '000, note that the dollar compensation is translated using a yearly average exchange rate applicable for the year (2021: 1:1,1860)):

Amounts in US$ '000	Fixed remuneration	Share-based payment
Mr. Paul Sekhri	77	55
Mr. Barrie Ward	23	20
Mr. Jan Hendrik Egberts	0	0
Mr. Juergen Ernst	0	6
Mr. Aad de Winter	26	21
Ms. Deb Jorn	64	42
Ms. Barbara Yanni	60	36
Mr. Mark Pykett	57	36
Ms. Jabine van der Meijs (1)	47	24
Mr. Leon Kruimer (1)	47	24
Mr. Steven Baert (1)	45	24

(1): In office since May 2021
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
Audit Committee
The Audit Committee consists of Mr. Kruimer (Chairperson), Ms. Jorn, Ms. Yanni and Ms. van der Meijs. Until May 19, 2021, the Audit Committee consisted of Mr. de Winter, as Chairperson, and Ms. Jorn. The tasks performed by the audit committee include supervision of the operation of our internal risk management and control systems, including supervision of the enforcement of the relevant legislation and regulations, and supervising the operation of codes of conduct; the provision of financial information by Pharming (such as choice of accounting policies, application and assessment of the effects of new rules, information about the handling of estimated items in the annual accounts, forecasts and work of external auditors); compliance with recommendations and observations of our external auditor; our policy on tax planning; relations with our external auditor, including, in particular, his independence, remuneration and any non-audit services for Pharming; our financing; and the applications of information and communication technology (ICT). The composition of our audit committee is consistent with the best practice provisions of the DCGC and applicable Nasdaq Rules.
The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com.
Remuneration Committee
The remuneration committee consists of Ms. Jorn (Chairperson), Mr. Pykett and Mr. Baert. Mr. Ward was a member of the Remuneration Committee until his retirement on May 19, 2021. The tasks performed by the remuneration committee include the preparation of proposals to our board of directors for our remuneration policy; the preparation of proposals for the compensation of the individual members of our board of directors; and preparing our remuneration report to be included in our Annual Report. The composition of our remuneration committee is consistent with the best practice provisions of the DCG and applicable Nasdaq Rules.
The remuneration committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com.
Corporate Governance Committee
The corporate governance committee consists of Ms. Van der Meijs (Chairperson), Mr. Sekhri, Ms. Yanni and Mr. Baert. Mr. De Winter and Mr. Ward were Chair and member, respectively, of the Corporate Governance Committee until their retirement on May 19, 2021. The tasks performed by the corporate governance committee include monitoring compliance with the DCGC and corporate governance-related laws and regulations, monitoring/evaluating the functioning of the Board of the Directors, its committees and individual members and the recruitment and selection for the nomination of new Directors (if applicable). The composition of our corporate governance committee is consistent with the best practice provisions of the DCGC and applicable Nasdaq Rules.
The corporate governance committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com.

D. Employees
Throughout the year 2021 the Company employed a weighted average full time equivalent of 277 people, compared to 229 and 189 employees for 2020 and 2019 respectively. The increase in employees that the Company showed in the period 2019-2021 is aligned with the growth that the business demonstrated. The Company’s business involves specific high-technology processes and requires the employment of highly skilled and motivated personnel. Therefore, it is important for Pharming to create an attractive work environment that retains and motivates a diverse range of personnel and attracts talent in a competitive and global marketplace. None of the Company's employees are represented by any collective bargaining unit.

Weighted average full time equivalent	2021	2020	2019
The Netherlands	180	145	116
France	16	14	13
Germany	1	2	2
United Kingdom	5	3	1
United States	75	66	57
Total	277	229	189

Weighted average full time equivalent
General & Administration	58	43	31
Research & Development	165	136	115
Marketing & Sales	54	50	43
Total	277	229	189

E. Share ownership
The share ownership information with respect to Board of Directors and Executive Committee is presented in Item 7 below.

Item 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2022 by:
•each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of April 1, 2022. Percentage ownership calculations are based on 648,749,000 ordinary shares issued and outstanding as of April 1, 2022, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of April 1, 2022.

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
As at April 1, 2022, there were no persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.
The following table sets forth the number of our issued and outstanding common shares that are held (beneficially owned) by record holders as per April 1 2022:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:	13,503,109.00	2.07%
Sijmen de Vries, MD MBA (1)	10,234,383.00	1.57%
Mireille Sanders, MSc (2)	770,447.00	*
Stephen Toor (3)	1,275,542.00	*
Jeroen Wakkerman (4)	526,697.00	*
Robert Friesen (5)	38,348.00	*
Anurag Relan (6)	559,170.00	*
Ruud van Outersterp (7)	98,522.00	*
Non-Executive Directors:	714,892.00	*
Paul Sekhri (8)	447,613.00	*
Deborah Jorn, MBA (9)	69,958.00	*
Barbara Yanni (10)	54,367.00	*
Mark Pykett (11)	54,367.00	*
Jabine van der Meijs (11)	29,529.00	*
Leon Kruimer (11)	29,529.00	*
Steven Baert (11)	29,529.00	*
*Represents beneficial ownership of less than one percent.
(1) Consists of 7,434,383 ordinary shares held as per 1 April 2022 and 2,800,000 exercisable share options.
(2) Consists of 76,697 ordinary shares held as per 1 April 2022 and 693,750 exercisable share options
(3) Consists of 138,042 ordinary shares held as per 1 April 2022 and 1,137,500 exercisable share options
(4) Consists of 76,697 ordinary shares held as per 1 April 2022 and 450,000 exercisable share options
(5) Consists of 38,348 ordinary shares held as per 1 April 2022
(6) Consists of 109,170 ordinary shares held as per 1 April 2022 and 450,000 exercisable share options
(7) Consists of 58,5227 ordinary shares held as per 1 April 2022 and 40,000 exercisable share options
(8) Consists of 447,613 ordinary shares held as per 1 April 2022
(9) Consists of 69,958 ordinary shares held as per 1 April 2022
(10) Consists of 54,367 ordinary shares held as per 1 April 2022
(11) Consists of 29,529 ordinary shares held as per 1 April 2022
We estimate that as of April 1, 2022, approximately 5.1% of our outstanding ordinary shares are held by 28 institutional U.S. record holders.

B. Related party transactions
Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties. For further details on related party transactions with our directors or executive officers please refer to the Management section.

Transactions with BioConnection B.V.
We enter into transactions with BioConnection B.V. in the ordinary course. Since acquiring a 43.85% stake in BioConnection in April 2019, we paid BioConnection US$3.5 million (2020: US$3.0 million) for fill and finish services for year ended December 31, 2021. At December 31, 2021, the Company owed no balance (2020: US$0.1 million) to Bioconnection for fill & finish services supplied.

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

Indemnification Agreements
The Articles of Association include an indemnity in favor of all Board members and Executive Officers. We entered into indemnity agreements with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq, in line with the indemnity included in our Articles of Association. The indemnity agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Management-Insurance and Indemnification.”
The service contract with Dr. de Vries include a third party indemnity arrangement. The service contracts with three of our non-executive directors, Ms. Jorn, Ms. Yanni and Mr. Pykett, include a general indemnity.
The employment agreements with Mrs. Sanders, Mr. Toor and Mr.Wakkerman do not include a contractual indemnity (and third party liability claims are therefore governed by the applicable law).

Related Party Transactions Policy
In connection with our listing on Nasdaq, we have adopted a related party transaction policy (the Related Person Policy) requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by our board of directors or a designated committee thereof consisting solely of independent directors, including the audit committee. Our board of directors has also established an internal procedure to periodically assess whether related party transactions (as defined under Dutch law) are entered into in the ordinary course of business and under normal market conditions. In addition, under Dutch law, we are required to disclose material transactions with a related party (as defined under Dutch law and subject to certain exceptions) that were not entered into in the ordinary course of business and/or not under normal market conditions at the time the transaction was entered into and such transactions shall be subject to the approval of our board of directors.
The Audit Committee conducted in October 2021 an annual review of the existing related person transactions within the meaning of the Company's "Related Person Policy". The audit committee concluded, based on the gathered information, that (i) each of the transactions in scope of that policy was entered into in the ordinary course of business, and (ii) without the involvement of the relevant related persons. Accordingly, the audit committee ratified these transactions in accordance with the prevailing policy.

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

D. Selling Shareholders.

Not applicable.

E. Dilution.
Not applicable.

F. Expenses of the Issue.
Not applicable.

Item 10. Additional Information

A. Share Capital
Not applicable.
B. Memorandum and articles of association
We incorporate by reference into this Annual Report the description of our Articles of Association effective upon the closing of our initial public offering contained in our F-1 registration statement (File No.333-250984) originally filed with the SEC on December 17, 2020, as amended. Such description sets forth a summary of certain provisions of our Articles of Association as currently in effect.

C. Material Contracts

Material Agreements
Novartis Development Collaboration and License Agreement
On August 12, 2019, we entered into a License Agreement, or the Novartis License Agreement, with Novartis International Pharmaceutical AG, or Novartis, pursuant to which Novartis granted to us an exclusive license to develop and commercialize leniolisib (CDZ173), a small molecule phosphoinositide 3-kinase delta (PI3Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome, or APDS. Under the terms of the agreement, the license is exclusive even as to Novartis and its affiliates, and we are permitted to sublicense the exclusive license, pursuant to the terms of the agreement. Effective May 8, 2020, Novartis International Pharmaceutical AG merged into Novartis Pharma AG. As a result, all assets and liabilities of Novartis International Pharmaceutical AG, including the Novartis License Agreement, became assets and liabilities of Novartis Pharma AG.
Under the terms of the Novartis License Agreement, we made an upfront payment of $20 million to Novartis in August 2019. Novartis has completed all the preclinical and clinical work to date and will continue to run the ongoing open label extension study. If approved, we will plan to commercialize leniolisib through our existing commercial infrastructure in the United States and Europe and expect to look for ways to make the drug available in other markets worldwide. Pursuant to the agreement, we agreed to make certain milestone payments to Novartis in an aggregate amount of up to $200 million upon (i) the completion of certain regulatory milestones and (ii) the achievement of certain leniolisib sales milestones. We also agreed to make tiered royalty payments to Novartis, calculated as low double-digit to high-teen percentage of net sales of leniolisib.
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
Valeant Asset Purchase Agreement
On August 9, 2016, we entered into an Asset Purchase Agreement with Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l., Valeant Pharmaceuticals North America LLC (collectively, "Sellers") and our subsidiary, Pharming Americas B.V. Pursuant to the Asset Purchase Agreement, we acquired all North American commercialization rights for our own product RUCONEST® from the Sellers. Valeant Pharmaceuticals International, Inc., the parent company of the Sellers, changed its name in 2018 to Bausch Health Companies, Inc. after it acquired Bausch & Lomb. Under the terms of the Asset Purchase Agreement, we have paid an upfront amount of US$60 million and agreed to pay future amounts up to a further US$65 million based on achievement of sales milestones, of which $40 million has already been paid. In 2020 the last sales milestone was achieved. Accordingly Pharming has paid the last milestone of US$25 million in 2021 to reach the US$65 million based on achievement of sales milestones.
Orchard Research Collaboration and License Agreement
On July 1, 2021, Pharming entered into a strategic collaboration with Orchard Therapeutics plc to research, develop, manufacture and commercialize OTL-105, an investigational hematopoietic stem cell ("HSC") gene therapy for the treatment of hereditary angioedema. Under the terms of the collaboration Pharming has been granted worldwide rights to OTL-105 and will be responsible for clinical development, regulatory filings and commercialization of the investigational gene therapy, including associated costs. Orchard will lead the completion of IND-enabling activities and oversee manufacturing of OTL-105 during pre-clinical and clinical development, which will be funded by Pharming. In addition, both companies will explore the application of non-toxic conditioning regimen for use with OTL-105 administration. We paid an upfront payment of US$17.5 million comprising US$10 million in cash and a US$7.5 million equity investment from Pharming at a premium to Orchard's share price. Orchard is also eligible to receive up to US$189.5 million in development, regulatory and sales milestones as well as mid-single to low double-digit royalty payments on future worldwide sales.

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
Based on the estimated composition of our income, assets, operations and market capitalization for 2021, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2021. However, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (1) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (2) the U.S. Holder (A) makes a “QEF Election” (defined below) or (B) is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
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
If we are a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, such U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ordinary shares or ADSs.
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
Sale or Other Taxable Disposition of Ordinary Shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. U.S. Holders should consult their tax advisors regarding the tax consequences if foreign taxes are imposed on a taxable disposition of ordinary shares and their ability to credit such foreign tax against their U.S. federal income tax liability.

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
Taxes on income and capital gains
Dutch Resident Entities
Generally speaking, if the holder of ordinary shares or ADSs is a Dutch Resident Entity, any payment under the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021).
Dutch Resident Individuals
If the holder of ordinary shares or ADSs is a Dutch Resident Individual, any payment on the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2021), if:
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

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares or ADSs, such holder will be taxed annually on a deemed return (with a maximum of 5.53% in 2022) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 30%. Actual income, gains or losses in respect of the ordinary shares or ADSs are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. The ordinary shares or ADSs are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% up to 5.53%. The deemed return will be adjusted annually on the basis of historic market yields.
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
F. Dividends and paying agents
Not applicable.

G. Statement by experts
Not applicable.

H. Documents on display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.pharming.com. The information contained on our website is not incorporated by reference in this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.
Documents concerning our Company referred to in this Annual Report on Form 20-F may be viewed by appointment during normal business hours at our registered and records office at 10 Independence Blvd, Suite 401, Warren, New Jersey 07059.

I.Subsidiary Information
Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures about Market Risk
Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. Refer to note 27 to the Annual Financial Statements.

Item 12. Description of Securities Other than Equity Securities

A.Debt Securities.
Not applicable.

B. Warrants and Rights.
Not applicable.

C. Other Securities
Not applicable.

D. American Depositary Shares
Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer (“CEO”) and our chief financial officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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
Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described below, our CEO and our CFO have concluded that our disclosure controls and procedures were not effective as of December 31, 2021.

B. Management’s Annual Report on Internal Control over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Pharming’s financial reporting and the preparation of the consolidated financial statements. They conducted an evaluation of the effectiveness of Pharming’s internal control over financial reporting and the preparation of the consolidated financial statements based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Internal Control over Financial Reporting
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2021, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As previously identified and disclosed in the prior year, we continue to have material weaknesses across each of the five components of the COSO framework at the entity level and accordingly, across our business and IT processes. The material weaknesses identified are the following:

•Control Environment - We did not maintain an effective control environment with the structure necessary for effective internal controls over financial reporting. We did not exercise sufficient oversight, and attract and maintain the appropriate talent over the period in order to design and operate effective internal controls.

•Risk Assessment – Our risk and internal control framework is in development and accordingly, we did not identify, implement and operate the controls necessary to respond to the risks of material misstatement.

•Control activities – For control activities that have been designed, there are no detailed control descriptions for the relevant controls in order to evaluate the design, determine implementation and test operating effectiveness. In addition, where control activities are dependent on Information Used in a Control, the Company did not perform controls to determine the completeness and accuracy of such information.

•Information & Communication – Our controls over our IT systems were not effective in ensuring that the information used in financial reporting was timely, accurate, complete, protected and verifiable and we did not have sufficient processes and controls in place to enable appropriate disclosure of such information in our financial reporting processes.

•Monitoring – As the risk assessment and internal control framework are in development, we did not have sufficient controls in place to monitor control activities and identify control deficiencies.
Remediation plan
We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. In addition, during 2021, we have hired an internal control manager and continue to invest in the finance and other departments to support internal control improvements.
Despite the improvements that have been made and several entity-level controls that have been implemented during the year, they were not yet sufficient to fully address all the principles in the COSO components.
We have developed an internal control plan and have been working towards the goal of effective controls over financial reporting. The plan is based on a phased approach, in which 2021 has been dedicated to starting on the internal control framework, implementing relevant tools and developing the internal control manual. We believe that this structured and phased approach is essential in order to establishing effective internal controls over financial reporting in a sustainable manner, which will also enable us to support and adapt to the Company’s continuous growth path.
As we implement these remediation efforts and continue to evaluate and work to improve our internal control over financial reporting, our management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses. Management may also determine that it is necessary to modify the abovementioned remediation efforts depending on the circumstances and Company needs. We cannot assure you that these remediation efforts will be successful or that its internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluations of internal control over financial report.

C. Attestation Report of the Registered Public Accounting Firm
This Annual Report includes an attestation report of the Company’s registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pharming Group N.V. and subsidiaries (the "Company") as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 6, 2022, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change in presentation currency.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The following material weaknesses have been identified across each of the five components of the COSO framework at the entity level and across our business and IT processes as included in management's assessment:

•Control Environment - The Company did not maintain an effective control environment with the structure necessary for effective internal controls over financial reporting. The Company did not exercise sufficient oversight, and attract and maintain the appropriate talent over the period in order to design and operative effective internal controls.

•Risk Assessment – The Company is in the process of developing its risk and internal control framework and accordingly, the Company did not identify, implement and operate the controls necessary to respond to the risks of material misstatement.

•Control activities - For control activities that have been designed, there are no detailed control descriptions for the relevant controls in order to evaluate the design, determine implementation and test operating effectiveness. In addition, where control activities are dependent on Information Used in a Control, the Company did not perform controls to determine the completeness and accuracy of such information.

•Information & Communication – The Company’s controls over IT systems were not effective in ensuring that the information used in financial reporting was timely, accurate, complete, protected and verifiable and the Company did not have sufficient processes and controls in place to enable appropriate disclosure of such information in the financial reporting processes.

•Monitoring – As the risk assessment and internal control framework are in development, the Company did not have sufficient controls in place to monitor control activities and identify control deficiencies.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2021, of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte Accountants B.V.
Amsterdam, The Netherlands
April 6, 2022

D. Changes in Control over Financial Reporting
Other than as discussed above in Item 15.A, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. RESERVED.

Item 16 A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Leonard Kruimer, the Chairman of the Audit Committee, is an "audit committee financial expert" as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Kruimer is independent, as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16 B. CODE OF ETHICS
We have adopted a Code of Business Conduct & Ethics, or Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our Executive Committee members, Board of Directors members and our affiliates and employees. The full text of the Code of Conduct is available on our website at https://www.pharming.com. The Code of Conduct has not been changed in 2021. A review has been scheduled for 2022.

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

Item 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Accountants B.V. has served as our independent registered public accounting firm for 2021 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Amounts in US$ ‘000	2021	2020
Audit fees	(1,201)	(1,226)
Audit-related fees	(16)	(678)
Tax fees	—	—
Other fees	—	—
Total	(1,217)	(1,904)

"Audit Fees" consist of fees billed for the annual audit of our consolidated financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the SEC. For the fiscal year ended December 31, 2021, and 2020, the aggregate fees billed for audit services by Deloitte Accountants B.V. were US$1.2 million and US$1.2 million respectively.
"Audit-Related Fees" consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures. For the fiscal year ended December 31, 2020, the aggregate fees billed for audit related services by Deloitte Accountants B.V. were US$0.7 million, related to the IPO in December 2020. For 2021 a total of US$16 thousand was billed in relation to our S8 filing.
"Tax Fees" consist of tax consultations, such as advice in connection with employees' taxation arising from share-based compensation. For the fiscal years ended December 31, 2021 and 2020, the aggregate fees billed for tax compliance and tax planning by Deloitte Accountants B.V. were US$nil and US$nil respectively.
"Other Fees" consist of advisory services such as the adoption or application of IFRS. For the fiscal years ended December 31, 2021 and 2020, the aggregate fees billed by Deloitte Accountants B.V. for other non-audit professional services, other than those services listed above, were US$nil and US$nil respectively.
Pre-Approval Policies and Procedures
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The audit committee reviewed and discussed the external auditor’s 2021 audit plan, including the proposed fees, and the management letter, verifying in particular the effectiveness of the internal risk controls and external audit processes in managing risks across the Company. The audit committee approved the 2021 audit plan at the meeting held on August 4, 2021. The plan and the management letter were also shared and discussed with the full Board.
In accordance with the audit committee charter, as published on the Company's website (www.pharming.com/aboutus/corporategovernance), the Audit Committee monitors compliance with the Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm. Accordingly, the audit committee shall pre-approve all audit services to be provided to the Company, and all other services (review, attest and non-audit) to be provided to the Company by the external auditor, to the extent permitted under applicable law, provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. The audit committee did not have to approve non-audit services by Deloitte in 2021.
In October 2021, the audit committee conducted an annual review of the related person transactions within the meaning of the Company's "Related Person Policy". The audit committee concluded, based on the gathered information, that (i) each of the transactions in scope of that policy was entered into in the ordinary course of business, and (ii) without the involvement of the relevant related persons. Accordingly, the audit committee ratified these transactions in accordance with the prevailing policy.
In accordance with the charter of the audit committee, the audit committee assessed whether it would be necessary to establish an internal auditor function. Such function does not exist within Pharming today. During the assessment on March 3, 2021, the audit committee concluded, and recommended the Board of Directors to conclude also, that, due to the size of the Company, no internal auditor is needed at this point in time. The audit committee considered inter alia the tasks and responsibilities of the Chief Financial Officer, the Quality Assurance department and the external auditors with regard to the assessment and testing of the risk management and control systems.
The audit committee approved in August 2021 the performance by the external auditor of audit activities in preparation for the filing by Pharming of a Form S-8 with the SEC for the issuance of stock options and restricted shares to staff members under the Company's stock option and share plans.
The audit committee evaluated the performance by Deloitte Accountants B.V. (Deloitte) of its duties as external auditor for the financial year 2020. The audit committee concluded at the time to recommend to the Board of Directors to approve the nomination of Deloitte, as external auditor for the financial years 2021 and 2022, to the general meeting of shareholders. The Board of Directors followed the audit committee's recommendation and, as a result, Deloitte was appointed and instructed by the annual general meeting of shareholders held on May 19, 2021, to examine the Annual Report for the financial years 2021 and 2022, to report to the Audit Committee and the Board of Directors and to issue an auditor’s report.

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

Item 16 H. MINE SAFETY DISCLOSURE
Not applicable.

Item 16 I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Item 17 FINANCIAL STATEMENTS
See Item 18.

Item 18 FINANCIAL STATEMENTS
See pages F‑1 through F‑59 of this Annual Report.

Item 19 EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1
Amended and Restated Articles of Association of Pharming Group N.V. effective as of December 11, 2020 (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#

1.2	Board Rules of Pharming Group N.V. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#
2.1	Description of Securities
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
4.1	Revised Stock Option Plan for Employees (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
4.2
Revised Stock Option Plan for Employees as amended and restated (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-260557) filed with the SEC on October 28, 2021).#

4.3
Long Term Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 (File No. 333-260557) filed with the SEC on October 28, 2021).#

4.4
License Agreement, by and between the registrant and Novartis International Pharmaceutical AG, dated August 12, 2019 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#†+

4.5
Form of Indemnity Agreement between the registrant and its directors and executive officers (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#

4.6
Asset Purchase Agreement, dated as of August 9, 2016, by and among Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l., Valeant Pharmaceuticals North America LLC, the Registrant and Pharming Americas B.V. (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#†

4.7	Research collaboration and licence agreement with Orchard
8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
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

Pharming Group N.V.

/s/ Sijmen de Vries, MD MBA
——————————————
By: Sijmen de Vries, MD MBA
Title: Chief Executive Officer
Date: April 6, 2022

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2021, 2020, and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pharming Group N.V. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income, the consolidated statements of comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 06, 2022 expressed an adverse opinion on the Company's internal control over financial reporting.

Change in Presentation Currency
As disclosed in Note 2.4, the Company elected to change its presentation currency from Euro to US Dollar at January 1, 2021.

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

The Company recognized revenues from product sales in the United States totaling US$193.2 million for the year ended December 31, 2021, and a payable of US$11.3 million relating to government and other rebate programs as at December 31, 2021. The sales in the United States are subject to rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers, which are referred to as gross-to-net adjustments, mainly U.S. Medicaid (“U.S. revenue rebates”). These are accounted for on an estimated basis.
The U.S. revenue rebates related liability involves the use of significant assumptions and judgments in its calculation. These significant assumptions and judgments include historical claims experience, unbilled claims, and claims submission time lags. Given the complexity of this estimate, together with the limited amount of historical data available and judgments necessary to develop this estimate, and the internal control over financial reporting deficiencies identified, auditing this estimate required both extensive audit effort due to the complexity of the estimation and a high degree of auditor judgment when performing auditing procedures and evaluating the results of those procedures and therefore we identified the accounting treatment for rebate accruals in the US as a critical audit matter.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions and judgments made by management in estimating the U.S. revenue rebates liability included the following, amongst others:
•We evaluated the appropriateness and consistency of the Company’s method, data, and assumptions used to calculate the U.S. revenue rebate accrual.
•We tested mathematical accuracy of the U.S. revenue rebate accrual calculation.
•We tested significant assumptions and key inputs used to calculate the U.S. revenue rebate accruals, namely, testing rebate claims received during the financial year against source documentation and assessing the reasonableness of the Board of Directors’ forecast of reclaimed vials by comparing to historical claims.
•We evaluated the Company’s ability to estimate U.S. revenue rebate accruals accurately by comparing actual amounts incurred for U.S. revenue rebate accruals to historical estimates.
•We created data visualizations to compare recorded U.S. revenue rebates against historic data and followed-up on any unusual trends.
Research and development costs & Investments at fair value through Other Comprehensive Income – Strategic collaboration - Orchard Therapeutics (Europe) Ltd –refer to notes 2.5, 6, and 13 of the financial statements
Critical Audit Matter Description
With effective date July 1, 2021, Pharming and Orchard Therapeutics (Europe) Ltd (“Orchard”) entered into a strategic collaboration to research, develop, manufacture and commercialize a newly disclosed hematopoietic stem cell (HSC) gene therapy (“OTL-015”). The collaboration provides Pharming worldwide license to OTL-015.
As part of the agreement, Pharming made an upfront payment of US$17.5 million comprising US$10.0 million in cash and a US$7.5 million equity investment. The fair value of the shares at acquisition of the equity investment, based on Orchard’s share price and any relevant factors affecting the fair value, was US$4.6 million. The Company recognized the upfront cash payment of US$10.0 million and the premium on the share price of US$2.9 million as a research and development cost for the year ended December 31, 2021. The determination of the accounting treatment for this transaction required management to use a high degree of judgment, as it involved amongst others, assessing whether the collaboration agreement constitutes a business combination, joint arrangement, or gives rise to an intangible asset, selecting appropriate valuation techniques, and making appropriate valuation assumptions.
Given the determination of the accounting treatment required a high degree of management judgment, evaluating its reasonableness required a high degree of auditor judgment and an increased extent of effort, including the need to involve our technical accounting specialists and therefore we identified the accounting treatment of this strategic collaboration as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to evaluating the reasonableness of the application of accounting standards by management included the following, amongst others:

a.We evaluated whether the transfer of shares took place and Pharming has the right to the investment in Orchard.
b.We evaluated the accounting treatment of the agreement with Orchard by (amongst others):
i.Reading minutes of the Board of Directors’ meetings, and the executed agreements with Orchard to gather relevant facts and circumstances considered by management in their determination of the accounting treatment.
ii.Evaluating, together with our technical accounting specialists, the reasonableness of management's judgments by reference to the relevant criteria under IAS 38 ("Intangible Assets"), IFRS 3 ("Business Combinations"), IFRS 9 ("Financial Instruments") and IFRS 11 (“Joint Arrangements”).
c.We evaluated the valuation of the investment in Orchard as at December 31, 2021 by (amongst others):
i.Testing the initial value of the investment included in management’s calculation considering the publicly available share information of Orchard.
ii.Evaluating, together with our fair value specialists the reasonableness of (i) the valuation techniques applied by management and (ii) the main valuation assumptions used by:
1.Assessing the accounting estimates made by management, including relevant judgments and decisions, to identify possible indicators of management bias.
2.Testing the data used by management in developing the fair value measurement to determine that the information is accurate and complete.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands, April 6, 2022

We have served as the Company's auditor since 2019.

CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31,

Amounts in US$ ‘000	notes	2021	Restated 2020(*)	Restated 2019(*)
Revenues	4	198,871	212,174	189,389
Costs of sales	6	(21,142)	(23,539)	(23,928)
Gross profit		177,729	188,635	165,461
Other income	5	2,620	1,829	487
Research and development		(70,369)	(38,519)	(31,786)
General and administrative		(36,974)	(24,085)	(21,192)
Marketing and sales		(59,445)	(51,604)	(44,724)
Other Operating Costs	6	(166,788)	(114,208)	(97,702)
Operating profit		13,561	76,256	68,246
Fair value gain (loss) on revaluation derivatives		114	69	(234)
Other finance income	7	14,894	715	1,133
Other finance expenses	7	(6,185)	(33,308)	(17,098)
Finance cost, net		8,823	(32,524)	(16,199)
Share of net profits in associates using the equity method	12	694	362	257
Profit before tax		23,078	44,094	52,304
Income tax expense	8	(7,082)	(6,348)	(11,747)
Profit for the year		15,996	37,746	40,557
Basic earnings per share (US$)	28	0.025	0.058	0.065
Diluted earnings per share (US$)	28	0.023	0.055	0.060
The notes are an integral part of these financial statements.
(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 2.4. Accordingly, the December 31, 2020 and December 31, 2019 comparative consolidated statements of income and related notes have been re-presented retrospectively based on the accounting policies as outlined in note 2.4.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31,

Amounts in US$ ‘000	notes	2021	Restated 2020(*)	Restated 2019(*)
Profit for the year		15,996	37,746	40,557
Currency translation differences		(14,802)	14,956	5,141
Fair value remeasurement investments		(2,283)	—	—
Items that may be subsequently reclassified to profit or loss		(17,085)	14,956	5,141
Other comprehensive income (loss), net of tax		(17,085)	14,956	5,141
Total comprehensive income (loss) for the year		(1,089)	52,702	45,698
The notes are an integral part of these financial statements.
(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 2.4. Accordingly, the December 31, 2020 and December 31, 2019 comparative consolidated statements of other comprehensive income and related notes have been re-presented retrospectively based on the accounting policies as outlined in note 2.4.

CONSOLIDATED BALANCE SHEET
For the year ended December 31,

Amounts in US$ ‘000	notes	2021	Restated 2020(*)	Restated January 1, 2020(*)
Non-current assets
Intangible assets	9	83,834	94,083	79,403
Property, plant and equipment	10	13,222	12,226	9,591
Right-of-use assets	11	19,943	9,427	6,704
Long-term prepayments		194	—	—
Deferred tax assets	9	21,216	31,877	32,061
Investment accounted for using the equity method	12	7,201	7,118	6,177
Investments in equity instruments designated as at FVTOCI	13	1,449	—	—
Restricted cash	14	812	510	2,543
Total non-current assets		147,871	155,241	136,479
Current assets
Inventories	15	27,310	21,157	16,223
Trade and other receivables	16	29,983	35,901	28,864
Restricted cash	14	227	995	—
Cash and cash equivalents	14	191,924	205,159	74,348
Total current assets		249,444	263,212	119,435
Total assets		397,315	418,453	255,915

Equity
Share capital		7,429	7,312	7,226
Share premium		455,254	447,130	441,951
Legal reserves		3,400	24,614	8,926
Accumulated deficit		(273,167)	(295,621)	(340,715)
Shareholders’ equity	29	192,916	183,435	117,388
Non-current liabilities
Convertible bonds	17	139,007	149,727	—
Lease liabilities	19	18,456	8,230	4,893
Other financial liabilities	25	165	212	19,380
Total non-current liabilities		157,628	158,169	24,273
Current liabilities
Convertible bonds	17	1,879	2,040	—
Loans and borrowings	18	—	—	51,125
Derivative financial liabilities		—	181	301
Trade and other payables	20	42,473	47,666	40,646
Lease liabilities	19	2,419	1,962	2,182
Other financial liabilities	25	—	25,000	20,000
Total current liabilities		46,771	76,849	114,254
Total equity and liabilities		397,315	418,453	255,915

The notes are an integral part of these financial statements.
(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 2.4. Accordingly, the December 31, 2020 and December 31, 2019 comparative consolidated balance sheet and related notes have been re-presented retrospectively based on the accounting policies as outlined in note 2.4.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended December 31,

Amounts in US$ ‘000	Number of shares (in '000)	Share capital	Share premium	Legal reserve fair value revaluation
Balance at January 1, 2019 - Restated (*)	621,501	7,116	436,639	—
Profit for the year	—	—	—	—
Other comprehensive income (loss) for the year	—	—	—	—
Total comprehensive income (loss) for the year	—	—	—	—
Legal reserves	—	—	—	—
Share-based compensation	—	—	—	—
Bonuses settled in shares	6		7	—
Value conversion rights of convertible bonds	1,662	19	255	—
Warrants exercised/ issued	240	2	262	—
Options exercised / LTIP shares issued	7,914	89	4,788	—
Total transactions with owners, recognized directly in equity	9,822	110	5,312	—
Balance at January 1, 2020 - Restated (*)	631,323	7,226	441,951	—
Profit for the year	—	—	—	—
Other comprehensive income (loss) for the year	—	—	—	—
Total comprehensive income (loss) for the year	—	—	—	—
Legal reserves	—	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	—
Share-based compensation	—	—	—	—
Bonuses settled in shares	34	—	51	—
Value conversion rights of convertible bonds	—	—	—	—
Warrants exercised/ issued	60	1	89	—
Options exercised / LTIP shares issued	7,404	85	5,039	—
Total transactions with owners, recognized directly in equity	7,498	86	5,179	—
Balance at December 31, 2020 - Restated (*)	638,821	7,312	447,130	—
Profit for the year	—	—	—	—
Other comprehensive income (loss) for the year	—	—	—	(2,283)
Total comprehensive income (loss) for the year	—	—	—	(2,283)
Legal reserves	—	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	—
Share-based compensation	—	—	—	—
Bonuses settled in shares	—	—	—	—
Value conversion rights of convertible bonds	—	—	—	—
Warrants exercised	61	1	80	—
Options exercised / LTIP shares issued	9,867	116	8,044	—
Total transactions with owners, recognized directly in equity	9,928	117	8,124	—
Balance at December 31, 2021	648,749	7,429	455,254	(2,283)
The notes are an integral part of these financial statements.
(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 2.4. Accordingly, the December 31, 2020 and December 31, 2019 comparative consolidated statements of changes in equity and related notes have been re-presented retrospectively based on the accounting policies as outlined in note 2.4.

		Legal reserves
Amounts in US$ ‘000	Reserve participating interest	Capitalized development cost	Translation reserve	Accumulated deficit	Total equity
Balance at January 1, 2019 - Restated (*)	—	2,481	(1,060)	(381,075)	64,101
Result for the year				40,557	40,557
Other comprehensive income (loss) for the year			5,141	—	5,141
Total comprehensive income (loss) for the year			5,141	40,557	45,698
Legal reserves development expenses		2,364		(2,364)	—
Share-based compensation				4,286	4,286
Bonuses settled in shares				—	7
Value conversion rights of convertible bonds				(275)	—
Warrants exercised/ issued				—	264
Options exercised				(1,845)	3,031
Total transactions with owners, recognized directly in equity		2,364	—	(198)	7,588
Balance at January 1, 2020 - Restated (*)	—	4,845	4,081	(340,715)	117,388
Profit for the year	—	—		37,746	37,746
Other comprehensive income (loss) for the year	—		14,956	—	14,956
Total comprehensive income (loss) for the year	—	—	14,956	37,746	52,702
Legal reserves	622	110	—	(732)	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	2,361	2,361
Share-based compensation	—	—	—	6,537	6,537
Bonuses settled in shares	—	—	—	—	51
Value conversion rights of convertible bonds	—	—	—	1,605	1,605
Warrants exercised/ issued	—	—	—	—	90
Options exercised / LTIP shares issued	—	—	—	(2,423)	2,701
Total transactions with owners, recognized directly in equity	622	110	—	7,348	13,345
Balance at December 31, 2020 - Restated (*)	622	4,955	19,037	(295,621)	183,435
Profit for the year	—	—	—	15,996	15,996
Other comprehensive income (loss) for the year	—	270	(15,072)	—	(17,085)
Total comprehensive income (loss) for the year	—	270	(15,072)	15,996	(1,089)
Legal reserves	694	(4,823)	—	4,129	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(1,853)	(1,853)
Share-based compensation	—	—	—	9,056	9,056
Bonuses settled in shares	—	—	—	—	—
Value conversion rights of convertible bonds	—	—	—	—	—
Warrants exercised	—	—	—	—	81
Options exercised / LTIP shares issued	—	—	—	(4,874)	3,286
Total transactions with owners, recognized directly in equity	694	(4,823)	—	6,458	10,570
Balance at December 31, 2021	1,316	402	3,965	(273,167)	192,916
The notes are an integral part of these financial statements.
(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 2.4. Accordingly, the December 31, 2020 and December 31, 2019 comparative consolidated statements of changes in equity and related notes have been re-presented retrospectively based on the accounting policies as outlined in note 2.4.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31,

Amounts in US$’000	notes	2021	Restated 2020(*)	Restated 2019(*)
Profit before tax		23,078	44,094	52,304
Non-cash adjustments:
Depreciation, amortization, impairment	6,9,10,11	19,610	8,314	5,801
Equity settled share based payments	21	9,056	6,537	4,286
Fair value gain (loss) loss on revaluation of derivatives		(114)	(69)	234
Other finance income	7	(14,906)	(713)	(1,133)
Other finance expenses	7	6,196	33,308	17,098
Share of net profits in associates using the equity method	12	(694)	(362)	(257)
Other		524	(1,624)	(44)
Operating cash flows before changes in working capital		42,750	89,485	78,289

Changes in working capital:
Inventories	15	(6,153)	(4,934)	4,243
Trade and other receivables	16	5,918	(7,040)	(7,805)
Payables and other current liabilities	20	(5,193)	7,019	6,855
Restricted cash	14	467	1,039	(1,120)
Release contract liabilities		—	—	(1,734)
Total changes in working capital		(4,961)	(3,916)	439

Interest received	7	53	715	1,133
Income taxes paid	8	—	(2,658)	(5,712)

Net cash flows generated from operating activities		37,842	83,626	74,149
Capital expenditure for property, plant and equipment	10	(10,739)	(4,657)	(2,647)
Investment intangible assets	9	(3,447)	(9,060)	(1,849)
Investment associate	12	—	(329)	(2,805)
Investment in equity instruments designated as at FVTOCI	13	(4,589)	—	—
Acquisition of license	9	(2,530)	(1,583)	(20,956)
Net cash flows used in investing activities		(21,305)	(15,629)	(28,256)
Repayment on loans and borrowings	18	—	(57,231)	(35,190)
Payment on contingent consideration	25	(25,000)	(20,722)	(19,759)
Payment of lease liabilities		(3,217)	(2,186)	(2,204)
Proceeds of issued convertible bond	17	—	142,825	—
Transaction costs related to issued convertible bond	17	—	(2,649)	—
Interests on loans	17,18	(4,448)	(2,142)	(9,432)
Proceeds of equity and warrants		4,718	2,791	3,113
Net cash flows generated from (used in) financing activities		(27,947)	60,686	(63,473)

Increase (decrease) of cash		(11,410)	128,683	(17,580)
Exchange rate effects		(1,825)	2,128	60

Cash and cash equivalents at January 1,	14	205,159	74,348	91,868

Total cash and cash equivalents at December 31		191,924	205,159	74,348

The notes are an integral part of these financial statements.
(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 2.4. Accordingly, the December 31, 2020 and December 31, 2019 comparative consolidated statements of cash flows and related notes have been re-presented retrospectively based on the accounting policies as outlined in note 2.4.

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
The consolidated financial statements of Pharming for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on April 6, 2022. The financial statements are subject to adoption by the Annual General Meeting of shareholders, which has been scheduled for May 18, 2022.
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
These financial statements are presented in US dollars (US$) and rounded to the nearest thousand US dollar (US$’000), unless otherwise stated.
Going Concern
Looking forward, we see continuing uncertainties due to the global COVID-19 pandemic and the related market volatility. In the preparation of the financial statements, the potential impact of the global pandemic COVID-19 outbreak has been considered as part of the adoption of the going concern. In particular, the Executive Directors and Officers have assessed the likelihood of the COVID-19 pandemic affecting the Company’s revenues, costs or other activity to such a degree that the likelihood of the Company being unable to meet all of its obligations as they fall due is reduced, and has concluded that there is no significant probability that this will occur during the next 12 months. While it is possible that sales growth may be slightly lower than expected if business travel continues to be heavily restricted for a long period of time, the underlying needs of our patients are not expected to change. Certain costs may be delayed or not incurred at all if the pandemic continues.
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

The 2021 year-end cash balance (including restricted cash) of US$193 million is expected to fund the Company for more than twelve months from the date of this report. The normal receipts of sales revenues from customers and normal costs together increased the Company’s cash balance to approximately US$189.7 million as of March 31, 2022.
So far, we have not experienced any noteworthy disruption to our supply chain and none of the Company’s (external) production facilities/sales locations have been closed. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the USA and Europe currently generate more cash than the Company requires for day to day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
The Board of Directors anticipate significant investments in the preparations of the launch of leniolisib, expected in Q1 2023, subject to regulatory approval. These investments will have a negative effect on the profit in the year 2022. Consequently, the Company expects the cash and cash equivalents to reduce during the year as the Company invests in its future. Expected revenue for leniolisib, if approved, will increase significantly from 2023 and onwards.
Presently, however, no further assurance can be given on either the timing or size of future profits. In addition, in the event that the Company needs to raise capital by issuing additional shares, shareholders’ equity interests may be diluted as to voting power, and their interests as to value will depend on the price at which such issues are made. The Company currently sees no further need to raise capital to support its current operations, but may take an opportunity to do so in either equity issue or through an expansion of the current convertible debt or to raise debt, or through a combination of such instruments, to support an acquisition or in-licensing of additional assets, if appropriate terms can be obtained that are in the best interests of shareholders.
Overall, based on the outcome of this assessment, Pharming’s 2021 financial statements have been drawn up on the basis of a going concern assumption.

2.2New and revised IFRS standards
The Company applied for the first-time certain amendments, which are effective for annual periods beginning on or after January 1, 2021 as disclosed below.
•Amendments to IFRS 7, IFRS 9 and IAS 39: Interest rate benchmark reform.
•IFRS Interpretations Committee (IFRIC) agenda decision on arrangements in respect of a specific part of cloudtechnology, Software-as-a-Service (SaaS).
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
•IFRS 17: Insurance contracts.
•Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between investors and its associate or joint venture.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current.
•Amendments to IFRS 3: Reference to the conceptual framework.
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use.
•Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract.
•Annual Improvements to IFRS Standards 2018-2020 Cycle: Amendments to IFRS 1 First time Adoption of International Financial Reporting Standards, IFRS 9 Financial instruments, IFRS 16 Leases and IAS 41 Agriculture.
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies.
•Amendments to IAS 8: Definition of accounting estimates.
•Amendments to IAS 12: Deferred tax related to assets and liabilities arising from a single transaction.

Management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.
2.3Basis of consolidation
The consolidated financial statements include Pharming Group N.V. and its controlled subsidiaries, after the elimination of all intercompany transactions and balances. Subsidiaries are consolidated from the date the acquirer obtains effective control until control ceases.
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
Change in presentation currency
As of the January 1st, 2021, the Company changed its presentation currency from Euro to US Dollar. The change was made to better reflect the economic footprint of the Company’s business going forward. The Company believes that the presentation currency change will give investors and other stakeholders a clearer understanding of the Company’s performance over time. The functional currency of the group (being Euro) did not change.
Accordingly, to satisfy the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the years ended 31 December 2021 and 31 December 2020 have been translated from euro to US Dollar using the following procedures:
•Assets and liabilities denominated in non-US Dollar currencies were translated into US Dollar at the relevant closing rates of exchange;
•The trading results of subsidiaries whose functional currency was other than US Dollar were translated into US Dollar at the relevant average rates of exchange, if average rates offer a reasonable approximation;
•Movements in other reserves were translated into US Dollar at the relevant average rates of exchange; and
•Share capital, share premium and other reserves was translated at the historic rates prevailing on the date of each transaction.
A change in presentation currency represents a change in accounting policy under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which is accounted for retrospectively. An opening balance sheet has been presented showing the impact of the change in presentation currency on 31 December 2019.
Foreign currency translation
In preparing the financial statements of the Group, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences are recognized in profit or loss in the period in which they arise except for:
•Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;
•Exchange differences on transactions entered into to hedge certain foreign currency risks (see below under financial instruments/hedge accounting);
•Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment
For the purpose of presenting consolidated financial statements in US Dollars, the assets and liabilities of the Group’s operations having Euro as functional currency are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve.
The EUR/USD exchange rate applied at December 31, 2021 was 1.1334 (2020: 1.2280; 2019: 1.1214). The average exchange rate applied in 2021 was 1.1860 (2020: 1.1426; 2019: 1.1205).
Distinction between current and non-current
An item is classified as current when it is expected to be realized (settled) within 12 months after the end of the reporting year. Liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting year.
Intangible assets acquired separately
Intangible assets (''IFA'') acquired separately are measured at historical cost. The cost of intangible assets acquired in a business combination is recognized and measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible assets may be impaired and at the end of each reporting period. The estimated useful lives, residual values and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. Changes in the expected useful life, according the straight-line method, or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the relevant expense category consistent with the function of the intangible asset.
Intangible assets are also recognized through the capitalization of certain types of expenditure, including particularly pharmaceutical research and development expenses. These are discussed in more detail under the “Internally-generated intangible assets – research and development expenditure” section of this note.
The remaining amortization periods for intangible assets at December 31, 2021 are:

Amortization period
Category	Description	Total	Remaining
Transgenic technology	Patents and licenses	6 to 10 years	Fully amortized
RUCONEST® for HAE (EU)	Development costs	10 years	Fully amortized
RUCONEST® for HAE (US)	Re-acquired commercial rights	20 years	15 years
RUCONEST® for HAE (EU)	Re-acquired commercial rights	12 years	10 years
Software expenses	Development costs	3 to 5 years	3 to 5 years
Development costs*	Development costs	Not yet in use	Not yet in use
* Regarding acquired assets for Pompe and Fabry's disease and internal generated assets for modifications of RUCONEST®
The Company’s original transgenic technology has been fully amortized and now has a carrying value of US$nil. The Company is developing new transgenic technology based on own technology that has been patented and is also using externally developed technology to produce certain founder transgenic animals. The new technology, if capitalised upon completion, will be amortized over its then useful life.
Internally-generated intangible assets – research and development expenditure
Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:
•The technical feasibility of completing the intangible asset so that it will be available for use or sale
•The intention to complete the intangible asset and use or sell it
•The ability to use or sell the intangible asset
•How the intangible asset will generate probable future economic benefits
•The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset
•The ability to measure reliably the expenditure attributable to the intangible asset during its development
The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Derecognition of intangible assets
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Biological Assets

Under IAS 41 “Agriculture”, management is required to assess whether ‘biological assets’ which are contributing to production of our cash flows should be accounted for as assets. Management has assessed Pharming’s biological assets and conclude that these do not qualify to be recognized under the relevant standard IAS 41 “Agriculture” due to their uniqueness and very special transgenic nature and thus all relevant costs are expensed through the income statement.
Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation charges and accumulated impairment charges. Generally, depreciation is calculated using a straight-line basis over the estimated useful life of the asset. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.
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
* Depreciation charges for manufacturing equipment are based on actual use of the equipment involved, which is expected to take place in a period before technical expiration
Investments in associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, an investment in an associate is recognized initially in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.
When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate ), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.
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
Financial assets at fair value through other comprehensive income (FVTOCI)
On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs.

Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the investments revaluation reserve. The cumulative gain or loss is reclassified to profit or loss on disposal of the equity investments.
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
Impairment of assets
Assets that have an indefinite useful life and assets not yet available for use are not subject to depreciation or amortization and are tested at least annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
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

Trade and other receivables
Trade and other receivables are recognized initially at transaction price. Subsequent measurement is at amortized cost using the effective interest method, less the expected credit loss. Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. For trade receivables and contract assets, the Company applies a simplified approach in calculating expected credit loss. The Company assesses the expected credit loss that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment." Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
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
Financial liabilities and borrowings
Financial liabilities are classified as either financial liabilities at fair value through profit or loss (derivative financial liabilities) or financial liabilities at amortized cost (borrowings and trade and other payables). All financial liabilities and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs; transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds. After initial recognition, financial liabilities and borrowings are subsequently measured at amortized cost using the effective interest method.
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
In the case the Company extinguishes the convertible bonds before maturity through an early redemption or repurchase in which the original conversion privileges are unchanged, the entity allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the convertible bond at the date of the transaction. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by the Company when the convertible instrument was issued. Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:
•the amount of gain or loss relating to the liability component is recognized in profit or loss; and
•the amount of consideration relating to the equity component is recognized in equity
If the convertible bonds are converted before maturity, the amount recognized in equity in respect of the shares issued should be the amount at which the liability for the debt is stated as at the date of conversion.
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
Provisions
Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The expense relating to any provision is presented in the statement of income net of any reimbursement.
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
Revenue recognition
In order to determine when to recognize revenue and at what amount, the Company applies the follow five steps, based on transfer of control over goods or services to the customer:
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
Other income
Pharming receives certain grants which support the Company’s research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Subsidies are recognized if the Company can demonstrate it has complied with all attached conditions and it is probable that the grant amount will be received. Grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.
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
On December 11, 2020 the new LTIP for the Executive Director was implemented. The existing share option plans and the grant of restricted shares under LTIP, from December 11, 2020 onwards, will no longer be applied for the Executive Directors under the new Remuneration Policy. The newly designed LTIP has been aligned with prevailing 'best practices' and is perfomance-related only. The performance includes Total Shareholder Return (40% weighing) and achievement of long-term strategy oriented objectives (60% weighing). The Total Shareholders Return is compared to a peer group.
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
The fair value of the new LTIP is determined using the Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period. The fair value at the grant date includes the financial performance condition of Pharming compared to the benchmark, the strategic performance condition as well as the service condition.
Leases
The Group assesses whether a contract is or contains a lease at the inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which the economic benefits from the leased assets are consumed.
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
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.
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

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in the periods presented.
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

As from December 11, 2020, the Executive Members of the Board of Directors, which makes the Company’s strategic decisions, have been identified as the chief operating decision-maker responsible for allocating resources and assessing performance of the operating segments. Up to December 11, 2020, the former Board of Management was the chief operating decision-maker. Refer to note 22.
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

Judgements:
Orchard Therapeutics
On July 1st, 2021, Pharming Group N.V. and Orchard Therapeutics announced a strategic collaboration to research, develop, manufacture and commercialize OTL-105 which is still in early pre-clinical phase. Pharming will be responsible for clinical development, regulatory filings, and commercialization of the investigational gene therapy, including associated costs.
As part of the collaboration, Pharming paid a consideration of US$17.5 million comprising US$10 million in cash and a US$7.5 million equity investment (representing approximately a 1% of the outstanding shares of Orchard) at a premium to Orchard's share price as per July 1st, 2021.
In order to assess whether the collaboration agreement constitutes a business combination, joint arrangement or intangible asset, judgement was applied. Our main considerations to conclude that this transaction is not a business combination under IFRS 3 is based on the fact that no workforce or processes were transferred as part of the agreement. Nor is it a joint arrangement under IFRS 11, based on the fact that control is not contractually shared.
In order to assess whether the rights acquired by the collaboration agreement represent intangible asset for Pharming financial reporting purposes, an assessment is performed, in accordance with IAS 38 “Intangible Assets”, on whether the assets are identifiable, whether Pharming obtained control over those assets and whether future economic benefits are expected to be obtained by means of those assets. The assessment of whether future benefits are expected required management judgement.
Via the collaboration agreement between Pharming and Orchard, Pharming would potentially be able obtain the future benefits from the IP right. Management concluded that, at the reporting date, it is not highly probable that the therapy program will succeed and provide future economic benefits to Pharming as required by IAS 38.22.
Based on the judgements described above, the definition of an Intangible asset is not met as such, the total consideration less the fair value of the purchased shares, which represents a separate asset recorded under ‘Investments in equity instruments designated as at FVTOCI’, were recognized as an expense when incurred.
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

In 2018, the Company started to modify the current product RUCONEST® for more convenient forms of administration for use by the patient. This was expected to have resulted in better variants of the existing product. This resulted in the capitalization of the development expenses. As required by IAS 36 "Impairment of assets", management assessed whether there is an indication that an asset may be impaired. Management has had to make judgements to determine the feasibility of the project. Mainly given a re-prioritization of the effort invested in the Company’s pipeline assets, management decided to stop the project and consequently impaired the capitalized development costs. Further reference is made to note 9.
Biological Assets
Under IAS 41 “Agriculture”, management is required to assess whether ‘biological assets’ which are contributing to production of our cash flows should be accounted for as assets. Management has assessed Pharming’s biological assets and conclude that these do not qualify to be recognized under the relevant standard IAS 41 “Agriculture” due to their uniqueness and very special transgenic nature and thus all relevant costs are expensed through the income statement.

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
3.SEGMENT INFORMATION
The Executive Members of the Board of Directors are the chief operating decision-makers and consider the business from both a geographic and product perspective.
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
Total external revenues and gross profit per geographic segment for the financial year 2021, 2020 and 2019 are:

Amounts in US$ ‘000	2021	2020	2019
Revenues:
US	193,419	202,684	182,294
Europe	4,933	8,232	5,648
RoW	519	1,258	1,447
Total revenues	198,871	212,174	189,389
Gross profit:
US	176,266	184,024	162,226
Europe	1,049	3,534	2,141
RoW	414	1,077	1,094
Total gross profit	177,729	188,635	165,461

4.REVENUE
The revenue fully relates to the transfer of goods and is recognized at a point in time when the goods have been delivered to the customer. During 2021, the sales of RUCONEST® in the US market were US$193.4 million (2020: US$202.7 million)
Revenues in Europe were US$4.9 million in 2021 (2020: US$8.2 million). Revenues in Rest of the World (excluding Europe) were US$0.5 million (from US$1.3 million in 2020).
Two U.S. customers represented approximately US$156.6 million (79%) of our net revenues in 2021. For 2020 and 2019, the two US customers represented approximately US$161.7 million (76%) and US$146.6 million (77%) of our revenues. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product.
5.OTHER INCOME
Other income related to grants and amounted to US$2.6 million in 2021 (2020: US$1.8 million; 2019: US$0.5 million). The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.
6.EXPENSES BY NATURE
Costs of sales
Costs of sales in 2021, 2020 and 2019 were as follows:

Amounts in US$ ‘000	2021	2020	2019
Costs of sales	(19,107)	(23,539)	(23,068)
Obsolescence inventory impairments	(2,035)	—	(860)
Total	(21,142)	(23,539)	(23,928)
Costs of sales in 2021 amounted to US$19.1 million (2020: US$23.5 million) and relate to actual product sales.
Obsolescence inventory impairment stems from the valuation of the inventories against lower net realizable value. Impairments related to inventories designated for commercial activities amounted to a charge of US$2.0 million in 2021 (2020: $—).

Costs of research and development
Research and development costs in 2021, 2020 and 2019 were as follows:

Amounts in US$ ‘000	2021	2020	2019
Employee costs	(24,451)	(20,984)	(17,565)
Amortization costs IFA	(132)	(774)	(62)
Impairment losses IFA	(4,992)	—	820
Depreciation PPE and right of use assets	(3,152)	(2,062)	(1,986)
Direct Operating Expenses	(33,190)	(12,804)	(10,832)
Other indirect research and development costs	(4,452)	(1,895)	(2,161)
Total research and development costs	(70,369)	(38,519)	(31,786)
Operating expenses for research and development activities were US$70.4 million in 2021 (2020: US$38.5 million). The costs mainly relate to investments to in-license OTL-105, preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and acute kidney injury, phase 2/3 study Leniolisib, for the treatment of activated Phosphoinositide 3-kinase Delta syndrome and clinical trials on Covid-19 using the Pharming technology. The costs for 2021 include costs incurred for OTL-105 (US$13.1 million) and impairment losses of US$4.7 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients (refer to note 9).
Costs of general and administrative activities
General and administrative costs for 2021, 2020 and 2019 were as follows:

Amounts in US$ ‘000	2021	2020	2019
Employee costs	(12,178)	(11,217)	(8,580)
Amortization costs IFA	—	—	(6)
Depreciation PPE and right of use assets	(857)	(1,144)	(1,095)
Impairment losses PPE	(5,447)	—	—
Direct Operating Expenses	(8,419)	(9,546)	(8,934)
Other indirect general and administrative costs	(10,073)	(2,178)	(2,577)
Total general and administrative costs	(36,974)	(24,085)	(21,192)
Operating expenses for general and administrative activities were US$37.0 million in 2021 (2020: US$24.1 million). Other indirect general and administrative costs include insurance, compliance and control costs relating to the recent US Nasdaq listing. The impairment loss on property, plant and equipment of US$5.4 million relates to the cancellation of our downstream production capacity at Pivot Park in Oss (refer to note 10).
Costs of marketing and sales activities
Marketing and sales costs for 2021, 2020 and 2019 were as follows:

Amounts in US$ ‘000	2021	2020	2019
Employee costs	(24,125)	(23,094)	(18,617)
Amortization costs IFA	(4,098)	(3,238)	(3,164)
Depreciation PPE and right of use assets	(930)	(865)	(310)
Direct Operating Expenses	(28,543)	(23,362)	(19,587)
Other indirect marketing and sales costs	(1,749)	(1,045)	(3,046)
Total marketing and sales costs	(59,445)	(51,604)	(44,724)
Operating expenses for marketing and sales were US$59.4 million in 2021 (2020: US$51.6 million).
Employee benefits

Employee benefit costs for 2021, 2020 and 2019 were as follows:

Amounts in US$ ‘000	2021	2020	2019
Salaries	(44,202)	(36,811)	(29,540)
Social security costs	(5,318)	(4,302)	(3,769)
Pension costs	(2,179)	(1,844)	(1,767)
Share-based compensation	(9,055)	(8,405)	(4,985)
Total	(60,754)	(51,362)	(40,061)
Salaries include holiday allowances and cash bonuses for staff.
Depreciation and amortization charges
Depreciation and amortization charges are included in:

Amounts in US$ ‘000	2021	2020	2019
Property, plant and equipment	(2,158)	(2,044)	(1,763)
Intangible assets	(4,232)	(4,008)	(3,232)

Total	(6,390)	(6,052)	(4,995)
Right of use assets	(2,781)	(2,027)	(1,628)
Total	(2,781)	(2,027)	(1,628)
7.OTHER FINANCIAL INCOME AND EXPENSES

Amounts in US$ ‘000	2021	2020	2019
Interest income	53	715	1,133
Foreign currency results	14,841	—	—
Other financial income	14,894	715	1,133

Loan settlement	—	(4,313)	—
Foreign currency results	—	(19,233)	(515)
Interest loans and borrowings	(5,296)	(5,178)	(12,611)
Interest leases	(795)	(766)	(742)
Contingent consideration	—	(3,744)	(3,230)
Other financial expenses	(94)	(74)	—
Other financial expenses	(6,185)	(33,308)	(17,098)

Total other financial income and expenses	8,709	(32,593)	(15,965)
Loan settlement
In 2020 settlement fees and expenses were paid for an amount of US$4.3 million as a result of the fact that the Company, in 2020, paid back and extinguished the loan from Orbimed Advisors completely. In 2021, no settlement fees were paid.
Foreign currency results
These results primarily follow from the revaluation of bank balances which are denominated in foreign currencies, mainly US dollars, and the timing of foreign currency payments against the actual exchange rate as compared to the original exchange rate applied upon the charge of fees or expenses. The gains in 2021 are mainly a result of the revaluation of the bank balances in US dollars, incorporated in our Dutch entities where the functional currency is Euro. The US dollar got stronger over the course of 2021, where it weakened over the course of 2020.
Interest loans and borrowings
Interest on loans and borrowings in 2021, 2020 and 2019 relate to the amortized costs from the convertible bond and loans and borrowings, calculated under IFRS at the effective rate of interest, which takes account of any equity component on recognition such as warrants or early repayment options. In 2021 and 2020, the amortized costs on loans and borrowings related to the convertible bonds issued in January 2020. In 2019, the amortized costs on loans and borrowings principally related to the current term loan from Orbimed Advisors.
Contingent consideration
The contingent consideration was fully repaid in the second quarter of 2021, hence there were no expenses for 2021.
8.INCOME TAX
Income taxes on ordinary activities
The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in US$ ‘000	2021	2020	2019
Income tax expense
Current tax
Current tax on profit for the year	(97)	(2,705)	(4,835)
Adjustments for current tax of prior periods	96	1,497	271
Total current tax expense	(1)	(1,208)	(4,564)

Deferred income tax
Deferred tax on profit for the year	(8,196)	(8,609)	(7,601)
Adjustments for deferred tax of prior periods	1,115	3,469	418
Total deferred tax expense	(7,081)	(5,140)	(7,183)
Income tax expense	(7,082)	(6,348)	(11,747)

Effective income tax rate
Pharming Group’s effective rate in its consolidated income statement differed from the Netherlands’ statutory tax rate of 25%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

Amounts in US$ ‘000	2021	2020	2019
Reconciliation of tax charge
Profit on ordinary activities before taxation	23,078	44,094	52,304

Profit/(loss) on ordinary activities multiplied by
standard rate of tax in The Netherlands	(5,770)	(11,023)	(13,076)

Effects of:
Tax rate in other jurisdictions	307	266	10
Non-taxable income (expense)	(2,853)	293	(704)
Adjustments of prior periods	655	2,122	418
Change in statutory applicable tax rate	555	2,844	3,224
Other	24	(850)	(1,619)
Income tax expense for the year	(7,082)	(6,348)	(11,747)

Factors affecting current and future tax charges
The main difference between the nominal tax and the effective tax for the year 2021 can be explained by the effects of non-taxable expenses, the effect of the enacted future increase in the Dutch statutory rate, US State taxes and the effect of taxable income generated and taxed in jurisdictions where tax rates differ from the statutory rate in The Netherlands.
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
Although the tax treatment of the loss refreshment transaction is likely to be accepted by the tax authorities, this is still considered an uncertain tax treatment within the meaning of IFRIC 23 ‘Uncertainty over Income Tax Treatments’ as no final decision has yet been made by the Dutch Tax Authorities.
Deferred tax
The balance of the net deferred tax assets/(liabilities) is therefore shown below:

Amounts in US$ ‘000	2021	2020
Total deferred tax assets	27,025	33,735
Total deferred tax liabilities	(5,809)	(1,858)
Total net deferred tax assets	21,216	31,877

The deferred tax assets and liabilities are offset since there is a legally enforceable right to set off current tax assets against current tax liabilities and since the deferred tax income taxes relate to the same tax jurisdiction.
The significant components and annual movements of deferred income tax assets as of December 31, 2021 and December 31, 2020 are as follows:

Amounts in US$ ‘000	2021	2020
Intangible fixed assets	10,493	17,705
Accruals	2,289	5,123
Other	6,467	5,135
Tax losses	7,776	5,772
Total deferred tax assets	27,025	33,735

Amounts in US$ ‘000	Intangible fixed assets	Other financial assets	Accruals	Other	Tax losses	Total
At January 1, 2019	14,033	9,180	3,608	1,236	6,632	34,689
(Charged)/credited
- to profit or loss	2,174	(9,353)	1,354	1,164	(1,387)	(6,048)
- to accumulated deficit	—	—	—	2,361	—	2,361
- currency translation	1,498	173	161	374	527	2,733
At December 31, 2020	17,705	—	5,123	5,135	5,772	33,735
(Charged)/credited
- to profit or loss	(6,121)	—	(2,834)	3,519	2,515	(2,921)
- other movement	—	—	—	(598)	—	(598)
- to accumulated deficit	—	—	—	(1,366)	—	(1,366)
- currency translation	(1,091)	—	—	(223)	(511)	(1,825)
At December 31, 2021	10,493	—	2,289	6,467	7,776	27,025

Based upon the Company’s latest budget for 2022 and its long-range forecasts for the three years thereafter, it is considered more likely than not that there will be sufficient taxable profits in the future to realize the deferred tax assets, and therefore these assets should continue to be recognized in these financial statements.
Deferred taxes relating to intangible fixed assets represent the tax effect on temporary difference between the tax base and the carrying amount of research and development intangibles, which were at the end of 2018 transferred within the Group. The decrease in the deferred taxes relating to intangible fixed assets is due to the impairment of the rights to the Fabry program. The deferred taxes relating to the rights to the Pompe program will be realized through the amortization of the intangible assets once in use within the fiscal unity.
Accruals represent deferred tax assets recognized for temporary differences between the carrying amount and tax bases of accrued liabilities.
The unused tax losses were incurred by the Dutch fiscal unity and Pharming Healthcare.
The calculation of the deferred tax asset is as shown below:

Amounts in US$ ‘000	2021	2020
Net Operating Losses - Netherlands
Net Operating Losses at year-end	25,364	23,088
Portion selected for deferred tax asset	25,364	23,088

Tax rates used:
2021 : 25% (25%)	—	5,772
2022 and later: 25% (21,7%)	6,545	—
Total tax effect Netherlands	6,545	5,772

Net Operating Losses - France
Net Operating Losses at year-end	4,356	—
Portion selected for deferred tax asset	4,356	—

Tax rate used:
2020 and later: 31%	1,231	—
Total tax effect France	1,231	—

Tax effect Netherlands - losses deferred	6,545	5,772
Tax effect France - losses deferred	1,231	—
Total deferred tax asset	7,776	5,772

The current part of the net deferred tax assets is US$2.4 million (2020: US$10.9 million).
The component and annual movement of deferred income tax liabilities as of December 31, 2021 and December 31, 2020 are as follows:

Amounts in US$ ‘000	2021	2020
Tangible fixed assets	(4,149)	(1,648)
Other liabilities	(1,660)	(210)
Total deferred tax liabilities	(5,809)	(1,858)

Amounts in US$ ‘000	Tangible fixed assets	Other liabilities	Total
At January 1, 2020	(1,273)	(1,355)	(2,628)
(Charged)/credited
- to profit or loss	(263)	1,169	906
- to other comprehensive income
- currency translation	(112)	(24)	(136)
At December 31, 2020	(1,648)	(210)	(1,858)
(Charged)/credited
- to profit or loss	(2,710)	(1,450)	(4,160)
- to other comprehensive income		—	—
- currency translation	209	—	209
At December 31, 2021	(4,149)	(1,660)	(5,809)
9.INTANGIBLE ASSETS

Amounts in US$ ‘000	Transgenic technology	RUCONEST® for HAE (EU)	Development costs	Re-acquired rights and Licenses	Novartis License	Software	Total
At cost	2,973	592	6,948	62,641	20,972	548	94,674
Accumulated:
Amortization charges	(2,934)	(543)	—	(9,590)	—	(43)	(13,110)
Impairment charges	(39)	—	(2,122)	—	—	—	(2,161)
Carrying value at January 1, 2020	—	49	4,826	53,051	20,972	505	79,403

Amortization charges	—	(50)	—	(3,905)	—	(53)	(4,008)
Impairment charges	—	—	—	—	—	—	—
Capitalized development costs	—	—	159	—	—	—	159
Assets acquired	—	—	—	8,570	1,583	333	10,486
Currency translation - cost	283	56	672	6,595	2,112	77	9,795
Currency translation - amortization	(279)	(55)	—	(1,204)	—	(8)	(1,546)
Currency translation - impairment	(4)	—	(202)	—	—	—	(206)
Currency translation	—	1	470	5,391	2,112	69	8,043
Movement 2020	—	(49)	629	10,056	3,695	349	14,680

At cost	3,256	648	7,779	77,806	24,667	958	115,114
Accumulated:
Amortization charges	(3,213)	(648)	—	(14,699)	—	(104)	(18,664)
Impairment charges	(43)	—	(2,324)	—	—	—	(2,367)
Carrying value at December 31, 2020	—	—	5,455	63,107	24,667	854	94,083

Amortization charges	—	—	—	(4,054)	—	(178)	(4,232)
Impairment charges	—	—	(4,991)	—	—	—	(4,991)
Capitalized development costs	—	—	—	—	—	—	—
Assets acquired	—	—	—	—	2,530	3,447	5,977
Transfer from PPE -cost	—	—	—	—	—	175	175
Transfer from PPE - accumulated amortization	—	—	—	—	—	(78)	(78)
Divestments-cost	(3,145)	—	—	—	—	(99)	(3,244)
Divestment-accumulated amortizataion	3,105	—	—	—	—	99	3,204
Divestment -impairment charges	40	—	—	—	—	—	40
Currency translation - cost	(111)	(50)	(599)	(5,995)	(2,012)	(226)	(8,993)
Currency translation - amortization	108	50	—	1,312	—	19	1,489
Currency translation - impairment	3	—	401	—	—	—	404
Movement 2021	—	—	(5,189)	(8,737)	518	3,159	(10,249)

At cost	—	598	7,180	71,811	25,185	4,255	109,029
Accumulated:
Amortization charges	—	(598)	—	(17,441)	—	(242)	(18,281)
Impairment charges	—	—	(6,914)	—	—	—	(6,914)
Carrying value at December 31, 2021	—	—	266	54,370	25,185	4,013	83,834
Transgenic technology
The transgenic technology relates to the patents and licenses historically acquired in light of Pharming’s production platform on the expression of human proteins in the milk of transgenic mammals. This technology enables the development of complex therapeutic proteins in a cost effective manner. These patents and licenses are fully amortized as at the end of 2021 and 2020. During 2021, these assets were disposed.
RUCONEST® for HAE (EU)
In 2021, the Company has capitalized development costs in relation to RUCONEST® for HAE in the EU. Following market launch of the product in 2010 the amortization of the asset started, and no further development costs have been capitalized in respect to this item since then. These development costs are fully amortized at the end of 2021 and 2020.
Development costs
In 2014, the Company acquired assets from Transgenic Rabbit Models SASU, for a total amount of US$0.5 million, which was recognized as intangible assets related to development costs of two new product leads: alpha-glucosidase for Pompe disease and alpha-galactosidase for Fabry’s disease. Given a re-prioritization of the effort invested in the Company's pipeline asset, the board of directors decided to fully impair the asset relating to alpha-galactosidase for Fabry’s disease, resulting in an impairment charge of US$0.3 million.
In 2018, the Company started to modify the current product RUCONEST® for more convenient forms of administration by the patient. This was expected to have resulted in better variants of the existing product. A total amount of US$4.5 million for the new variant prioritized version has been recognized as an internally generated intangible asset as at December 31, 2019. In 2020 the Company incurred US$0.2 million development costs, while in 2021 no costs were incurred given a re-prioritization of the effort invested in the Company’s pipeline assets. The cost of the asset has been fully impaired in 2021 as the development program of the variant has been hibernated, resulting in an impairment charge of US$4.7 million.
Re-acquired rights and Licenses
The re-acquired rights relate to the acquisition of all North American commercialization rights from Bausch Health (formerly Valeant Pharmaceuticals) in 2016 and the acquisition of all European commercialization and distribution rights from Swedish Orphan International AB (“Sobi”) in 2020.
Novartis license
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize Leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (“APDS”). In 2021, the Company paid US$2.5 million to Novartis for additional development.
Software
Assets acquired related to software mainly relate to the implementation of our new ERP system SAP S/4HANA. The board of directors have assessed the recognition criteria in accordance with IAS 38 and IFRIC interpretations and concluded that the new ERP system does meet these criteria to recognize SAP S/4HANA as an intangible assets.
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
10.PROPERTY, PLANT AND EQUIPMENT

Amounts in US$ ‘000	Land and land improvements	Operational facilities	Leasehold Improvement	Manufacturing equipment	Other	Asset under construction	Total
At cost	30	5,795	2,223	5,903	7,530	342	21,823
Accumulated depreciation	—	(2,487)	(2,211)	(4,027)	(3,507)	—	(12,232)
Carrying value at January 1, 2020	30	3,308	12	1,876	4,023	342	9,591
Investments	—	117	40	119	1,522	2,859	4,657
Internal transfer - cost	—	(225)	465	—	267	(507)	—
Internal transfer - accumulated depreciation	—	—	—	—	—	—	—
Divestments	—	(56)	(465)	—	(439)	—	(960)
Depreciation charges	—	(340)	(237)	(898)	(1,445)	—	(2,920)
Depreciation of disinvestment	—	55	465	—	425	—	945
Currency translation - cost	3	539	213	569	722	178	2,224
Currency translation - accumulated depreciation	—	(258)	(193)	(450)	(410)	—	(1,311)
Movement 2020	3	(168)	288	(660)	642	2,530	2,635
At cost	33	6,170	2,476	6,591	9,602	2,872	27,744
Accumulated depreciation	—	(3,030)	(2,176)	(5,375)	(4,937)	—	(15,518)
Carrying value at December 31, 2020	33	3,140	300	1,216	4,665	2,872	12,226
Investments	—	27	457	1,206	952	8,097	10,739
Internal transfer - cost	—	(544)	3,097	7,977	(5,743)	(4,787)	—
Internal transfer - accumulated depreciation	—	408	61	(3,871)	3,402	—	—
Transfer to software - cost	—	—	—	—	(175)	—	(175)
Transfer to software - accumulated depreciation	—	—	—	—	78	—	78
Divestments	—	(2)	—	(20)	(131)	(5,447)	(5,600)
Depreciation charges	—	(455)	(86)	(2,004)	(680)	—	(3,225)
Depreciation of disinvestment	—	2	—	4	54	—	60
Currency translation - cost	(2)	(451)	(324)	(914)	(347)	(112)	(2,150)
Currency translation - accumulated depreciation	—	236	166	674	193	—	1,269
Movement 2021	(2)	(779)	3,371	3,052	(2,397)	(2,249)	996
At cost	31	5,200	5,706	14,840	4,158	623	30,558
Accumulated depreciation	—	(2,839)	(2,035)	(10,572)	(1,890)	—	(17,336)
Carrying value at December 31, 2021	31	2,361	3,671	4,268	2,268	623	13,222

In 2021 the Company had capital expenditures of US$10.7 million (2020: US$4.7 million), mainly related to new production facilities and machinery and equipment. As a result of our renewed strategic manufacturing partnership with long-term manufacturing partner Sanofi S.A., and following careful consideration, specifically regarding recently significantly increased fit-out costs, the Company decided to have the construction of the new building completed, but no longer pursue the realization of its own downstream production capacity at Pivot Park in Oss. Pharming will continue to use the building under construction for alternative purposes. This decision resulted in an impairment of capitalized fit-out costs in assets under construction of US$5.4 million. Of this amount, a total US$4.4 million is part of investments in 2021.
Depreciation charges on manufacturing equipment of US$1.1 million in 2021 (2020: US$0.9 million ) have been charged to the value of inventories and an amount of US$2.1 million of the total 2021 depreciation costs has been charged to the statement of income (2020: US$2.1 million).
During 2021, the Company has assessed the assets in the "Other PPE" category and concluded that for some assets, having a carrying value of US$2.3 million, better fit the characteristics of manufacturing equipment, operational facilities or leasehold improvements. These assets have been reclassified to the corresponding categories.
11.RIGHT-OF-USE ASSETS
This note provides information for leases where the Group is a lessee.

i.Amounts recognized in the balance sheet
The balance sheet shows the following amounts relating to lease:

Amounts in US$ ‘000	Buildings	Cars	Total
Carrying value at At cost	7,363	971	8,334
Carrying value at Accumulated depreciation	(1,262)	(368)	(1,630)
Carrying value at January 1, 2020	6,101	603	6,704
Investments	3,726	1,440	5,166
Divestments	(639)	(270)	(909)
Investments in a sublease	(415)	—	(415)
Depreciation charges	(1,681)	(346)	(2,027)
Depreciation of disinvestment	80	131	211
Currency translation - cost	839	149	988
Currency translation - accumulated depreciation	(240)	(51)	(291)
Movement 2020	1,670	1,053	2,723
At cost	10,874	2,290	13,164
Accumulated depreciation	(3,103)	(634)	(3,737)
Carrying value at December 31, 2020	7,771	1,656	9,427
Investments	13,802	401	14,203
Divestments	(51)	(165)	(216)
Investment in a sublease	—	—	—
Depreciation charges	(2,112)	(669)	(2,781)
Depreciation of disinvestment	30	81	111
Other movement - cost	(478)	(79)	(557)
Other movement - accumulated depreciation	644	57	701
Currency translation - cost	(1,148)	(67)	(1,215)
Currency translation - accumulated depreciation	245	25	270
Movement 2021	10,932	(416)	10,516
At cost	22,999	2,380	25,379
Accumulated depreciation	(4,296)	(1,140)	(5,436)
Carrying value at December 31, 2021	18,703	1,240	19,943
Investments in buildings in 2021 primarily relate to new lease contracts for our operational facilities in the Netherlands.
The Company applies for the exemption of disclosing short term leases and low-value leases. The amounts recorded in the consolidated statement of income are immaterial to the financial statements.

ii.Amounts recognized in the statement of income
The statement of income shows the following amounts relating to leases:

Amounts in US $ ‘000	2021	2020
Depreciation rights of use assets
Buildings	(2,112)	(1,681)
Cars	(669)	(346)
Total depreciation rights of use assets	(2,781)	(2,027)
Interest expense	(795)	(766)
Total expense right of use assets	(3,576)	(2,793)

iii.Lease charges

For the year 2021, the Company charged US$3.6 million (2020: US$2.8 million) to the statement of income with regard to lease commitments for office rent, equipment, facilities and lease cars.
The non-cancellable leases at December 31, 2021 have remaining terms of between one and fifteen years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.
The expected lease charges after the end of the reporting year have been disclosed in Note 27 below. Allocations of the lease charges to costs or general and administrative expenses have been based on the nature of the asset in use.
12.INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD
As the investment in BioConnection BV (BioConnection) provides the Company with significant influence over BioConnection, it has been treated as an associate of the Group as at December 31, 2021. BioConnection has a share capital consisting solely of ordinary shares, which are held directly by a small group of shareholders. The proportion of ownership interest is the same as the proportion of voting rights held.
On April 7, 2019 Pharming Group, through its 100% subsidiary Pharming Technologies B.V., has acquired a 43.85% stake in BioConnection B.V. through conversion of US$2.9 million of existing credits (“prepayments”) and US$2.8 million of cash payment for a total of US$5.7 million.

Name of entity	Place of business	% of ownership interest			Nature of relationship	Measurement method
		2021	2020	2019
BioConnection B.V.	Oss, NL	43.85%	43.85%	43.85%	Associate	Equity

US$ '000 Name of entity	Carrying amount
	2021	2020	2019
BioConnection B.V.

Balance at January 1	7,118	6,177	—

Movement during the year
Initial recognition	—	—	5,690
Share in net profit	694	361	257
Recognition of financial guarantee	—	—	247
Amortization of financial guarantee	(33)	(32)	(22)
Currency Translation	(578)	612	5

Balance at December 31	7,201	7,118	6,177
13.INVESTMENT IN EQUITY INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Group holds 1.0 percent of the ordinary share capital of Orchard Therapeutics, a global gene therapy leader. The share were acquired as of 1 July 2021, as part of strategic collaboration between Pharming Group NV and Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of hereditary angioedema (HAE), a life-threatening rare disorder that causes recurring swelling attacks in the face, throat, extremities and abdomen.
As part of the agreement, Orchard received an upfront payment of US$17.5 million comprising US$10.0 million in cash and a US$7.5 million equity investment from Pharming at a premium to Orchard's fair value share price.

Orchard is also eligible to receive up to US$189.5 million in development, regulatory and sales milestones as well as mid-single to low double-digit royalty payments on future worldwide sales.
The fair value of the shares at acquisition was US$4.6 million. The upfront cash payment of US$10.0 million and the premium on the share price of US$2.9 million were expensed as an R&D expense for the year 2021. Refer to Note 7. The fair value of the investment at 31 December 2021 was US$1.4 million.
Management does not consider that the Group is able to exercise significant influence over Orchard Therapeutics as the other 99.0 percent of the ordinary share capital is publicly traded at the Nasdaq stock exchange (Nasdaq: ORTX).

Name of entity	Place of business	% of ownership interest			Nature of relationship	Measurement method
		2021	2020	2019
Orchard Therapeutics Plc.	London, UK	1.00%	—%	—%	Investment	Fair value

US$ '000 Name of entity	Carrying amount
	2021	2020	2019
Orchard Therapeutics Plc.

Balance at January 1	—	—	—

Movement during the year
Initial recognition	4,589	—	—
Share in net profit	—	—	—
Fair value adjustments through OCI	(3,077)
Amortization of financial guarantee	—	—	—
Currency Translation	(63)	—	—

Balance at December 31	1,449	—	—

14.RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in US$ ‘000	2021	2020
Restricted cash (non-current)	812	510
Restricted cash (current)	227	995
Cash and cash equivalents	191,924	205,159
Total restricted cash, cash and cash equivalents	192,963	206,664

Cash and cash equivalents comprises of cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, except for restricted cash, which amounts to US$1.0 million in 2021 (2020: US$1.5 million). Restricted cash includes the value of banker’s guarantees issued with respect to (potential) commitments towards third parties which is considered to be of a short-term nature. Furthermore, restricted cash includes a deposit for rent which is considered long-term.
As such, although temporarily restricted, the Company can access the current portion of this cash if necessary. For purposes of the cash flow statements all restricted cash is not considered as ''cash and cash equivalents''.
15.INVENTORIES

Inventories include batches RUCONEST®, work in progress and skimmed milk available for production of RUCONEST®.

Amounts in US$ ‘000	2021	2020
Finished goods	13,560	12,742
Work in progress	9,606	5,668
Raw materials	4,144	2,747
Balance at December 31	27,310	21,157
Changes in the adjustment to net realizable value:

Amounts in US$ ‘000	2021	2020
Balance at January 1	(646)	(931)
Addition to impairment	(2,342)	(1,450)
Release of impairment	20	1,192
Usage of impairment	407	606
Currency translation	113	(63)
Balance at December 31	(2,448)	(646)
The inventory valuation at 31 December 2021 of US$27.3 million is stated net of an impairment of US$2.4 million (2020: US$0.6 million). The impairment relates to writing down inventories to their net realizable value.
Inventories are available for use in commercial, pre-clinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as pre-clinical and clinical programs. These estimates are reflected in the additions to the impairment. The releases to the impairment relate to amendments to the estimates as a result of the fact that actual sales can differ from forecasted sales and the fact that vials allocated to pre-clinical and clinical programs can be returned to inventory. The costs of vials used in preclinical and clinical programs are presented under the research and development costs.
Cost of inventories included in the cost of sales in 2021 amounted US$19.1 million (2020: US$23.5 million; 2019: US$24.0 million. The main portions of inventories at December 31, 2021 have expiration dates starting beyond 2023 and are all expected to be sold and/or used before expiration.
16.TRADE AND OTHER RECEIVABLES

Amounts in US$ ‘000	2021	2020
Trade receivables	18,076	23,514
Prepaid expenses	2,392	4,017
Value added tax	2,486	1,625
Other receivables	2,363	2,305
Taxes and social securities	4,666	4,440
Balance at December 31	29,983	35,901
Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30-60 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the USA. The decrease in trade receivables relates to timing of customer payments around year-end.
The Company did not recognize any expected credit losses. Pharming measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. Pharming has a limited number of customers with long term relationships, without a history of shortfalls. As a result no loss allowance for expected credit losses is recognized.
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
17.CONVERTIBLE BONDS
Recognition and movements of the convertible bonds were as follows:

Amounts in US$ ‘000	2021	2020
Balance at January 1	151,767	—
Carrying value initial recognition	—	138,571
Interest paid (cash flow)	(4,448)	(2,142)
Amortization transaction cost	849	743
Accrued interest	4,447	4,040
Currency translation	(11,729)	10,555
Balance at December 31	140,886	151,767
- Current portion	1,879	2,040
- Non-current portion	139,007	149,727
On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025. The bonds were issued at par and bear interest at a rate of 3.00% per annum payable semi-annually in arrears in equal installments. Unless previously converted, redeemed or purchased and cancelled, the bonds will mature on January 21, 2025.
The bonds are convertible into the Company’s ordinary shares at an initial conversion price of €2.00. This initial conversion price is subject to customary adjustment provisions. The number of ordinary shares initially underlying the bonds is 62,412,622. Any adjustment to the conversion price resulting in an increase in the number of conversion shares may require the Company to obtain further authorization from the Company’s shareholders to issue shares, grant rights to subscribe for shares and exclude preemptive rights. The Company has the option to redeem all, but not some only, of the outstanding bonds in cash at par plus accrued interest at any time, (a) if, on or after February 13, 2023, the parity value on each of at least 20 trading days in a period of 30 consecutive trading days shall have exceeded 130% of the principal amount or (b) if, at any time, 85% or more of the aggregate principal amount of the bonds originally issued shall have been previously converted and / or repurchased and cancelled.
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
The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to US$1.6 million.
18.LOANS AND BORROWINGS

Movements of the Orbimed loan were as follows:

Amounts in US$ ‘000	2021	2020
Carrying value at January 1	—	51,125
Amortized costs (financial income and expenses)	—	513
Interest paid (cash flow)	—	(395)
Repayment	—	(52,720)
Revaluation loan	—	511
Currency translation	—	966
Carrying value at December 31	—	—
- Current portion	—	—
- Non-current portion	—	—
In 2017, the Company entered into a debt facility with Orbimed Royalty Opportunities II, LP to raise US$100.0 million.
Under the terms and conditions of this debt facility, the Lenders provided an amount of US$100.0 million secured senior debt funding against 48 months promissory notes with interest of the sum of (i) the Applicable Margin of 11% plus (ii) the greater of (x) One-Month LIBOR and (y) 1.00%. Quarterly repayment of the loan has been started in September 2018. The Company has the option to prepay the loan before its maturity date. As further consideration for the facility, the Lenders received a 4% warrant coverage (9,174,372 warrants) with a strike price of US$0.46 representing the closing price of Pharming shares immediately prior to the closing date, plus a 2.5% commitment fee of the principal sum and an assignment fee on the maturity date of US$3.7 million.
In January 2020, the Company repaid and extinguished the loan from Orbimed completely. No new loans and borrowings were agreed during 2021.
19.LEASES
Lease liabilities can be specified as follows:

Amounts in US$ ‘000	2021	2020
Balance at January 1	10,192	7,075
New Leases	14,118	3,780
Interest expense accrued	680	766
Payments of lease liabilities	(3,217)	(2,270)
Other movements	94	—
Currency translation	(992)	841
Balance at December 31	20,875	10,192
- Current portion	2,419	1,962
- Non-current portion	18,456	8,230
New leases in 2021 primarily relate to new lease contracts for our operational facilities in the Netherlands.
Future minimum lease payments as at December 31, 2021 and 2020 are as follows:

	2021		2020
Amounts in US$ ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	3,118	3,068	2,590	1,962
After one year but not more than five years	10,255	9,392	7,163	5,763
More than five years	10,123	8,415	3,211	2,467
Balance at December 31	23,496	20,875	12,964	10,192
20.TRADE AND OTHER PAYABLES
Trade and other payables as at December 31, 2021 and 2020 are as follows:

Amounts in US$ ‘000	2021	2020
Accounts payable	7,599	13,471
Taxes and social security	1,505	616
Other payables	34	176
Accruals for employees	8,850	8,113
Accruals for rebates and discounts	11,111	14,930
Accrual for production	5,760	4,117
Other accruals	7,614	6,243
Balance at December 31	42,473	47,666
21.SHARE-BASED COMPENSATION
The remuneration policy for the Board of Directors was adopted by our shareholders on 11 December 2020 and governs the remuneration of both the Executive and the Non-Executive Directors (hereafter referred to as the "Remuneration Policy"). In accordance with Dutch law, the policy has to be submitted to our shareholders for adoption every four years.
The Policy refers to an undefined number of Executive Directors and Non-Executive Directors. Since 19 May 2021, the Board of Directors is composed of one Executive Director (i.e., the CEO) and seven Non-Executive Directors. In case of future appointments of additional Executive Directors, the Policy shall also be applicable to the remuneration packages for these additional Directors, if any, in accordance with the terms thereof. Therefore, any reference below to Executive Director in the singular also includes the plural, and vice-versa, subject to more restrictive deviations in the Policy and except for specific references to the CEO.
The remuneration packages of the individual Directors are determined by the Board of Directors, without the involvement of the Executive Director in the deliberations and decision-making concerning his own remuneration, and each time within the restrictions set by the remuneration policy.
Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy. On 11 December 2020, the shareholders approved the proposals that were submitted accordingly for the new long-term incentive program for the Executive Director, as described in the Remuneration Policy, and the one-off transition arrangement for the implementation of that new program. Our shareholders also authorized the Board of Directors, for a period of eighteen months, as the company body authorized to grant and issue the ordinary shares to the Executive Director under the new long-term incentive program and the one-off transition arrangement, respectively, and to exclude any pre-emptive rights of existing shareholders in connection with these issuances.

The total expense recognized in 2021 for share-based payment plans amounts to US$9.1 million (2020: US$8.4 million), The total expense recognized in 2019 for share-based payment plans amounts to US$5.0 million.
The total expenses for share based payment plans in 2021, 2020 and 2019 is specified as follows:

Share-based compensation	2021	2020	2019
Board of Management options	—	86	625
Employee options	4,262	2,964	2,419
Long term incentive plan	4,793	5,304	1,946
Bonus shares	—	51	—
Balance at December 31	9,055	8,405	4,990
The employee options expense increased due to increased expenses for the full year 2021 relating to options granted in Q4 2020. Long-term incentive plan expenses decreased due to a lower fair value of the shares awarded and the transition agreement for the CEO.
22.1 Models and assumptions
Models and assumptions
IFRS 2 describes a hierarchy of permitted valuation methods for share-based payment transactions. If possible, an entity should use market prices at measurement date to determine the fair value of its equity instruments. If market prices are unavailable, as is the case with Pharming’s option plans and long-term incentive plan, the entity shall estimate the fair value of the equity instruments granted. A valuation technique should be used to estimate the value or price of those equity instruments as it would have been at the measurement date in an arm’s length transaction between knowledgeable, willing parties.
The valuation technique shall be consistent with generally accepted valuation methodologies for pricing financial instruments and shall incorporate all factors and assumptions that knowledgeable market participants would consider in setting the price.
Whatever pricing model is selected, it should, as a minimum, take into account the following elements:
•The exercise price of the option;
•The expected time to maturity of the option;
•The current price of the underlying shares;
•The expected volatility of the share price;
•The dividends expected on the shares;
•The risk-free interest rate for the expected time to maturity of the option.
Models and assumptions option plans
The costs of option plans are measured by reference to the fair value of the options at the grant date of the option.
The six elements above are all incorporated in the Black-Scholes model used to determine the fair value of options. The exercise price of the option and the share price are known at grant date. Volatility is based on the historical end-of-month closing share prices over a period prior to the option grant date being equal to the expected option life, with a minimum of 3 years. It is assumed no dividend payments are expected.
The total number of shares with respect to which options may be granted pursuant to the option plans accumulated, shall be determined by Pharming, but shall not exceed 10% of all issued and outstanding shares of Pharming on a diluted basis. Shares transferred or to be transferred, upon exercise of options shall be applied to reduce the maximum number of shares reserved under the plans. Unexercised options can be re-used for granting of options under the option plans.
Pharming may grant options to a member of the Executive Committee or an employee:

•At the time of a performance review;
•Only in relation to an individual: a date within the first month of his or her employment;
•In case of an extraordinary achievement;
•In case of a promotion to a new function within Pharming.
The option exercise price is the price of the Pharming shares on the stock exchange on the trading day prior to the date of grant. Vested options can be exercised at any time within five years following the date of grant. Unexercised options shall be deemed lapsed and shall cease to exist automatically after five years. Exercise of options is subject to compliance with laws and regulations in the Netherlands. Exercise of options is including withholding taxes. Each option is equal to one share unless otherwise stated. Options are not applicable for early retirement.
The following assumptions were used in the Black-Scholes model to determine the fair value of options at grant date:

	2021	2020	2019
Expected time to maturity (employees)	1-4 years	1-4 years	1 - 4 years
Expected time to maturity (Board of Directors)	not applicable	not applicable	0.7 years
Volatility (employees)	47% - 57%	53% - 60%	54%- 58%
Volatility (Board of Directors)	not applicable	not applicable	56%
Risk-free interest rate (employees)	(0.52)% - (0.03)%	(0.52)% - (0.27)%	(0.36)% -(0.30)%
Risk-free interest rate (Board of Directors)	not applicable	not applicable	(0.25)%
Option plan employees
Article 2.1 of the option plan for employees’ states: ‘Pharming may grant options to any employee. The criteria for the granting of the options up to 11 December 2020 was determined by the Board of Supervisory Directors of Pharming, at its sole discretion. Up to 11 December 2020, the Board of Management proposed (i) whether the criteria for granting an option have been met by a potential participant and (ii) the number of options to be granted. As from 11 December 2020, the execution of the Company’s remuneration policy and other benefits policies and incentive programs, as approved by the Board of Directors (to the extent required), for all staff members of the Company and its subsidiaries, excluding the CEO and the other members of the Executive Committee, is delegated to the Chief Executive Officer.
Article 4.4 of the employee option plan deals with the vesting scheme of employee options and reads as follows: ‘in case of the termination of the employment of a participant, except for retirement and death, Pharming at its sole discretion is entitled to decide that the options of the participant shall lapse. The following schedule shall apply for the cancellation:
•In the event of termination of employment within one year as of a date of grant, all options shall lapse;
•In the event of termination of employment after the first year as of a date of grant, all options, less 1/4 of the number of options shall be lapsed. The number of options to be cancelled decreases for each month that the employment continued for more than one year as of that date of grant by 1/48 of the number of options granted of that date of grant.
Models and assumption Long Term Incentive Plan
For the long-term incentive plan, the following elements of Pharming and/or the peer group are included in order to determine the fair value of long-term incentive plan share awards, using Monte Carlo simulation:
•Start and end date of performance period;
•The grant date;
•The share prices;
•Exchange rates;
•Expected volatilities;
•Expected correlations;

•Expected dividend yields;
•Risk free interest rates.
Volatilities are based on the historical end-of-month closing share prices over the 3 years.
Correlations are based on 3 years of historical correlations based on end-of-month closing quotes, taking into account exchange rates. Expected dividend yields for peers and risk-free interest rates (depending on the currency) are obtained from Bloomberg.
Under the LTIP, restricted shares are granted conditionally each year with shares vesting based on the market condition in which the total shareholder return performance of the Pharming share is compared to the total shareholder return of a peer group of other European biotech companies.
The reference group for the 2020-2021 programs consists of the following 22 companies:

Main location	Number	Company
Belgium	1	Galapagos
Denmark	2	Bavarian Nordic, Genmab
France	4	Cellectis, Eurobio Scientific, Hybrigenics, Innate Pharma
Germany	5	Evotec, Medigene, Medivir, Heidelberg Pharma, Newron Pharmaceuticals
Italy	1	Photocure
Norway	1	Transgene
Switzerland	4	Addex Therapeutics, Basilea Pharmaceutica, Kuros Biosciences, Morphosys
United Kingdom	4	Allergy Therapeutics, ImmuPharma, Oxford Biomedica, Santhera Pharmaceuticals
Total excluding Pharming Group	22
The vesting schedule is as follows. Ranking in the top:

Achievement level	% of grant attained
5% of the index:	100%
5%-10% of the index:	80% of maximum
10%-20% of the index:	60% of maximum
20%-30% of the index:	50% of maximum
30%-50% of the index:	20% of maximum
Lower than 50% index:	—%
Upon a change of control, all remaining LTIP shares will vest automatically.
The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2021	2020	2019
Volatilities	47.00%	54.00%	56.00%
Risk-free interest rates	(0.31)%	(0.24)%	(0.21)%
Dividend yields	—%	—%	—%

Long Term Incentive Plan for the Executive Directors
The grant of restricted shares under the existing Long-Term Incentive plans will no longer be applied for Executive Directors under the new Remuneration Policy. The newly designed Long-Term Incentive program has been aligned with prevailing "best practices" and is performance related only. For the Executive Directors, the on-target value of the shares to be awarded under the newly designed LTI Program, as described in the remuneration policy, is set at 300% of the gross annual salary for the CEO (representing 50% below the lowest quartile of the US benchmark group and just below the top quartile of the EU benchmark group for the executive directors) and 200% for other Executive Directors and Officers (representing between 20 and 30% below the lowest quartile of the US benchmark group and just in the top quartile of the EU benchmark group for the Executive Directors).
EU and US benchmark group:

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
U.S.
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
The maximum value of the shares that can vest under the LTI program is set at 450% of the gross annual salary for the CEO and 300% for other Executive Directors and Officers. Executive Directors are required to retain the shares awarded under the LTI program for a minimum of five years from the date of grant.
The shares granted to the Executive Directors under the LTI program will vest in three years after the grant date, subject to the achievement of the targets set by the Board of Directors, upon proposal of the Remuneration Committee, for the three-year performance period (i.e., double-trigger vesting), their relative weightings and the pay-out limits. All shares awarded will be subject to a retention period of five years from the date of grant (i.e., two years after vesting), in accordance with the best practice provisions of the DCGC.
The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AMX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted, at the time of the determination.
The thresholds and payout percentages for the LTI program are given by the following table, as to be determined for each of the AMX and IBB indices separately (each weighted at 50% of pay-out):

TSR equal to index	80% pay-out
TSR 10% above index	90% pay-out
TSR 20% above index	100% pay-out
TSR 40% above index	110% pay-out
TSR 60% above index	120% pay-out
TSR 80% above index	130% pay-out
TSR 100% above index	150% pay-out
TSR below index	0% pay-out
The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2021	2020
Volatilities	49.00%	53.46%
Risk-free interest rates	(0.554)%-(0.416)%	(0.528)% - (0.551)%
Dividend yields	—%	—%
One-off transition arrangement for the Chief Executive Officer
The implementation of the new three-year vesting scheme under the LTIP has a major impact on the current remuneration packages of existing Executive Directors for the period 2020-2023, as the Executive Directors’ current packages feature annual option and share grants. The share-based compensation under the existing packages and plans over this three-year period would have resulted in three option grants, with guaranteed vesting of a total of 8,400,000 options for the CEO on the basis of continued tenure over the three-year period. In addition, the CEO would have been eligible for three annual restricted share grants pursuant to the LTIP of up to 30% of the base salary.
To mitigate the described impact, the Company has agreed to a one-off transition arrangement with the CEO as approved at the General Meeting of Shareholders on 11 December 2020. This one-off transition arrangement provides for (i) the conversion of the total number of 8,400,000 options for the CEO (i.e., the total number of share options that was expected to be granted in 2021, 2022 and 2023 without the arrangement) into one grant for a total number of 4,200,000 shares for 2020, which vesting will be governed by the performance-based criteria of the new LTI program, and (ii) the vesting of the performance shares in three annual tranches in the first quarter of 2021, 2022 and 2023, subject to the performance-based criteria of the new LTI program for Executive Directors as described above in the Long Term Incentive Plan for the Executive Directors paragraph.
In addition, the grant and each of the three potential vestings of the granted shares under the Long-term Incentive One-Off Arrangement is subject to:
•a five-year retention period for the granted shares;
•the annual pro-rata satisfaction upon vesting of the set long-term performance targets, as determined by the Board of Directors; and
•the other terms and conditions applicable to the LTI Program pursuant to the Remuneration Policy for the Board of Directors dated 11 December 2020.

Pursuant to the one-off transition arrangement, the CEO has waived all his rights for the grant of restricted shares and option rights, respectively, under the LTIP and the existing option plans for the financial year 2020. On 22 December 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement.

Option plans
An overview of activity in the number of options for the year 2021 is as follows (please also refer to note [27] in respect of movements since the reporting date)(note that the dollar weighted average exercise price is translated using the closing exchange rate for the respective year (2021: 1:1,1334)):

	2021		2020		2019
	Number	Weighted Average Exercise Price US$)	Number	Weighted Average Exercise Price (US$)	Number	Weighted Average Exercise Price (US$)
Balance at January 1	50,106,488	0.909	40,327,537	0.696	34,320,956	0.609
Expired	—	—	(3,281)	0.361	(4,430,757)	1.146
Forfeited	(946,738)	1.046	(411,250)	0.640	(133,750)	0.798
Granted	12,081,000	0.931	15,536,750	1.196	18,485,000	0.842
Exercised	(8,451,272)	0.520	(5,343,268)	0.544	(7,913,912)	0.386
Balance at December 31	52,789,478	0.911	50,106,488	0.909	40,327,537	0.696
- Vested	21,388,237	0.833	19,675,875	0.716	12,797,424	0.450
- Unvested	31,401,241	0.966	30,430,613	1.034	27,530,113	0.806
@Exercised options 2021
In 2021 a total of 8,451,272 options have been exercised with an average exercise price of US$0.520. In 2020 a total of 5,343,268 options have been exercised with an average exercise price of US$0.544.
All options outstanding at 31 December 2021 are exercisable with the exception of the unvested options granted to the employees still in service. The 2021 share options for the employees vest after one year under the condition the employees are still in service at vesting date.
Exercise prices of options outstanding at 31 December 2021 and the exercise values are in the following ranges (note that the exercise value in US$ is translated using the closing exchange rate for the respective year (2021: 1:1,1334)):

	2021		2020		2019
Exercise prices in US$	Number	Exercise value in US$’000	Number	Exercise value in US$’000	Number	Exercise value in US$’000
0.071 - 0.280	0	—	3,225,000	828	4,737,500	1,110
0.28 - 0.570	3,482,428	1,322	6,742,863	2,774	9,187,537	3,477
0.57 – 0.850	12,290,925	10,155	12,974,375	11,615	13,202,500	10,793
0.850 – 2.830	37,016,125	36,646	27,164,250	30,314	13,200,000	12,698
Balance at December 31	52,789,478	48,123	50,106,488	45,531	40,327,537	28,078
Granted options
In 2021, the Company granted 12,081,000 options to employees with a weighted average exercise price of US$0.931; fair values for options granted in 2021 were in the range of US$0.891 - US$1.292. In 2020, the

Company granted 15,536,750 options to employees with a weighted average exercise price of US$0.974; fair values for options granted in 2020 were in the range of US$0.247 - US$0.752.
Long Term Incentive Plan
An overview of the number of LTIP shares granted in 2019-2021 and in total as well as the fair value per share award is as follows (note that the fair value per share award in US$ is translated using the closing exchange rate for the respective year (2021: 1:1,1334)):

Participant category	2021	2020	2019	Total
Non Executive members of the Board of Directors	—	—	205,000	205,000
Executive Members of the Board of Directors	1,337,888	—	201,050	1,538,938
Executive Committee	6,301,400	105,000	326,807	6,733,207
Senior managers	812,500	930,000	1,830,000	3,572,500
Total	8,451,788	1,035,000	2,562,857	12,049,645
Fair value per share award (US$)	0.887	0.923	0.387

The following table provides an overview of LTIP shares granted, forfeited or issued in 2019-2021 as well as the number of LTIP shares reserved at 31 December 2021:

Participant category	Granted	Forfeited	Unvested	Reserved at December 31, 2021
Non Executive members of the Board of Directors	205,000	(115,000)	(72,000)	18,000
Executive Members of the Board of Directors	1,538,938	0	(160,840)	1,378,098
Executive Committee	6,733,207	0	(1,179,259)	5,553,948
Senior managers	3,572,500	(180,000)	(1,380,000)	2,012,500
Total	12,049,645	(295,000)	(2,792,099)	8,962,546
Transition arrangement for the Chief Executive Officer
On 22 December 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement. These shares will vest in three equal annual tranches in Q1 2021, Q1 2022 and Q1 2023, subject to the pro-rata achievement of the long-term targets under the new LTI program.
The second year of the 3-year performance period for the 2020 share grant pursuant to the LTI one-off transition arrangement, ended on December 31, 2020. Accordingly the Board of Directors, upon a recommendation of the Remuneration Committee, determined in the first quarter of 2021 the vesting of the second annual tranche of the total number of 4,200,000 shares conditionally granted to the Chief Executive Officer (i.e., 1,400,000 shares).
The shares will not vest until the first quarter of 2024, applying the targets set at the start of the three year performance period in 2021.
The performance on both the TSR and the strategic corporate objectives, applying the respective weightings, leads to the following vesting level under the One-Off Transition Arrangement for the CEO (i.e., second annual tranche of 1,400,000 shares):

Metric definition	Achievement	Weighting	Vesting level
TSR	—%	40%	—%
Strategic Objectives	75%	60%	45%
Total	75%	100%	45%
In accordance with the resulting 45% vesting level, a total number of 630,000 shares vested in 2022 for the CEO for the second annual tranche of the shares granted under the LTI One-Off Transition Arrangement. These shares are subject to a retention period of five years.
22. BOARD OF DIRECTORS
In connection with the listing of our ADSs on Nasdaq, we converted our two-tier board structure into a one-tier board structure, with a single board of directors consisting of the executive director and non-executive directors. The new structure became effective on 11 December 2020. Since that date, the Board of Directors is jointly responsible for the management of the Company. The daily management of the Company and the execution of the strategy are entrusted to the CEO, as the only Executive Director. The CEO is supported by the non-statutory Executive Committee in the execution of his tasks and responsibilities. The Non-Executive Directors share statutory management responsibility, but shall focus on the supervision on the policy and functioning of the performance of the duties by the Executive Director and the Company's general state of affairs. The Non-Executive Directors would focus on the supervision on the policy and functioning of the performance of the duties by the Executive Directors and the Company’s general state of affairs.
Mr S. de Vries is the Company’s sole Executive member of the Board of Directors and is continuing to be the Chief Executive Officer.
The Board of Directors has the following members:

Mr. P. Sekhri	Chair of the Board of Directors and Non-Executive Board Member
Ms D. Jorn	Vice Chair of the Board of Directors and Non-Executive Board Member
Mr J.B. Ward	Non-Executive Board Member
Ms B. Yanni	Non-Executive Board Member
Mr M. Pykett	Non-Executive Board Member
Ms. J. van der Meijs	Non-Executive Board Member	Appointed 19 May 2021
Mr. L. Kruimer	Non-Executive Board Member	Appointed 19 May 2021
Mr. S. Baert	Non-Executive Board Member	Appointed 19 May 2021
Mr S. de Vries	Executive Board Member and Chief Executive Officer

Per 19 May 2021, Mr. Aad de Winter and Mr. Barrie Ward retired from the Board of Supervisory Directors (BOSD).

Non-Executive members Board of Directors
Remuneration
For 2021 the annual compensation of the Supervisory Board of Directors was as follows:

Responsibility	Cash in Euro's (per annum)	Ordinary shares in Euro's * (per annum)	Cash in US Dollars (per annum)	Ordinary shares in US Dollars * (per annum)
Chair of the Board of Directors	65,000	40,000	77,090	47,440
Non-Executive Director	45,000	30,000	53,370	35,580
Chair Audit Committee	9,000		10,674
Member Audit Committee	3,000		3,558
Chair Remuneration Committee	6,000		7,116
Member Remuneration Committee	3,000		3,558
Chair Governance Committee	6,000		7,116
Member Governance Committee	3,000		3,558
*) All shares to be valued at the 20 day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions or grant.
An additional compensation of €1,000 (US$1,186) per day in case of extraordinary activities, as determined by the Chair of the Board of Directors. Compensation of the Non-Executive members of the Board of Directors and / or of former members of the Supervisory Board of Directors for 2021 and 2020 was as follows:

Amounts in US$ ‘000	Year	BOSD / BOD	Share-Based Payment	Total

Mr. Paul Sekhri	2021	77	55	132
	2020	74	59	133
	2019	56	37	93
Mr Barrie Ward	2021	23	20	43
	2020	62	46	108
	2019	44	30	74
Mr Jan Hendrik Egberts	2021	—	—	—
	2020	—	5	5
	2019	18	—	18
Mr. Juergen Ernst	2021	—	6	6
	2020	57	42	99
	2019	47	29	76
Mr. Aad de Winter	2021	26	21	47
	2020	65	46	111
	2019	50	31	81
Ms. Deb Jorn	2021	64	42	106
	2020	62	40	102
	2019	29	6	35
Ms. Barbara Yanni	2021	60	36	96
	2020	35	24	59
	2019	—	—	—
Mr. Mark Pykett	2021	57	36	93
	2020	35	24	59
	2019	—	—	—
Ms. Jabine van der Meijs	2021	47	24	71
	2020	—	—	—
	2019	—	—	—
Mr Leon Kruimer	2021	47	24	71
	2020	—	—	—
	2019	—	—	—
Mr. Steven Baert	2021	45	24	69
	2020	—	—	—
	2019	—	—	—
Total	2021	446	288	734
	2020	390	286	676
	2019	226	133	359
Shares, options and warrants
Members of the former Board of Supervisory Directors did not participate in an option plan. The following table gives an overview of movements in number of LTIP shares of the Non-Executive members of the Board of Directors and / or of the former Board of Supervisory Directors, to the extent still in office, for the year ended December 31, 2021:

	Year	Granted	Settled	Forfeited	Not vested	Reserved as at 31 December 2021
P. Sekhri	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	50,000	(10,000)	—	(40,000)	—
	2018	30,000	(15,000)	—	(15,000)	—
D. Jorn	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	40,000	(8,000)	—	(32,000)	—
A. de Winter	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	40,000	—	(40,000)	—	—
	2018	25,000	(12,500)	—	(12,500)	—
J.B. Ward	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	35,000	—	(35,000)	—	—
	2018	25,000	(12,500)	—	(12,500)	—
Total	2021	—	—	—	—	—
	2020	—	—	—	—	—
	2019	165,000	(18,000)	(75,000)	(72,000)	—
	2018	80,000	(40,000)	—	(40,000)	—

Shares
At 31 December 2021, the Non-Executive members of the Board of Directors held the following numbers of shares:

As at 31 December 2021	Ordinary shares	Certificates of shares
Mr. Paul Sekhri	423,985	—
Ms. Deb Jorn	51,738	—
Ms. Barbara Yanni	44,147	—
Mr. Mark Pykett	44,147	—
Ms. Jabine van der Meijs	19,309	—
Mr. Leon Kruimer	19,309
Mr. Steven Baert	19,309	—
Total	621,944	—
All shares held by the Non-Executive members of the Board of Directors are unrestricted.

Loans or guarantees
During the year 2021, the Company has not granted loans or guarantees to any member of the Non- Executive members of the Board of Directors or former members of the Board of Supervisory Directors. No loans or guarantees to Non-Executive members of the Board of Directors or former members of the Board of Supervisory Directors were outstanding at 31 December 2021.
Executive members Board of Directors
Remuneration
The Executive Board Member is entitled to the following remuneration packages:
•Fixed remuneration: annual base salary;
•Variable remuneration: the variable remuneration components are (a) an annual bonus in cash as a percentage of the fixed component (short-term incentive) and (b) a (share- based) long-term incentive;
•Others: contribution pension premiums, travel allowance and holiday allowance.
The one-off transition arrangement as identified herein above provides for (i) the grant to the Chief Executive Officer, of a total number of 4,200,000 shares for the financial year 2020, and (ii) the vesting of these shares in three annual tranches in the first quarters of 2021, 2022 and 2023, respectively.
Compensation was as follows and includes the entire year 2021, up to 31 December 2021:

Amounts in $ ‘000	Fixed remuneration		Short-term variable: annual bonus		Share-based payments		Post-employment benefits		Other		Total
Mr Sijmen de Vries, CEO and Executive Director	2021:	681	2021:	357	2021:	1,264	2021:	120	2021:	38	2021:	2,460
	2020:	614	2020:	431	2020:	1,739	2020:	107	2020:	37	2020:	2,927
	2019:	568	2019:	347	2019:	546	2019:	81	2019:	36	2019:	1,578
Mr Bruno Gianettie	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—
	2020:	402	2020:	201	2020:	708	2020:	85	2020:	27	2020:	1,424
	2019:	371	2019:	190	2019:	324	2019:	78	2019:	9	2019:	973
Mr Robin Wright	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—
	2020:	155	2020:	14	2020:	107	2020:	15	2020:	350	2020:	641
	2019:	355	2019:	167	2019:	128	2019:	26	2019:	—	2019:	676
Options
The following table gives an overview of movements in number of option holdings of the individual members of the executive board of directors in 2021, the exercise prices and expiration dates up to 31 December 2021:

	January 1, 2021	Granted 2021	Exercised in 2021	Forfeited/Expired in 2021	December 31, 2021	Exercise price (US$)	Expiration date
Mr Sijmen de Vries	2,800,000	—	—	—	2,800,000	0.912	22/05/2024

Shares
At 31 December 2021, the executive members of the board held the following numbers of shares:

Shares held	As at December 31, 2021
Mr Sijmen de Vries	7,095,927
Long term Incentive Plan

	Year	Granted	Settled	Forfeited	Not vested	Reserved as at 31 December 2021
Mr. Sijmen de Vries	2021	1,337,888	—	—	—	1,337,888
	2020	—	—	—	—	—
	2019	201,050	—	—	—	201.050
	2018	130,131	(130,131)	—	—	—

Loans or guarantees
During the year 2021, no loans or guarantees have been granted to the Executive members of the Board of Directors. No loans or guarantees to the Executive member of the Board of Directors were outstanding at 31 December 2021.
The Executive member of the Board of Director is the sole statutory director.
23. RELATED PARTY TRANSACTIONS
Related parties' disclosure relates mainly to key management compensation and to transactions with the associated company Bioconnection B.V.
Key management includes members of the Board of Directors:

Amounts in US$ ‘000	2021	2020	2019
Salaries and other short-term employee benefits	1,522	2,695	2,389
Post-employment benefits	120	207	185
Share-based compensation	1,552	2,841	1,131
Total	3,194	5,743	3,705
All direct transactions with members of the Board of Directors have been disclosed in notes 22 and 23 of these financial statements. At 31 December 2021, the Company had a payable balance of a total amount of US$0.1 million (2020: US$ nil) to members to the Board of Directors.
Related party transactions with Bioconnection B.V. are in the ordinary course of that company’s fill & finish business and amounted to US$3.5 million (2020: US$3.0 million). At December 31, 2021, the Company owed no balance (2020: US$0.1 million) to Bioconnection for fill & finish services supplied.
24. OTHER FINANCIAL LIABILITIES, INCLUDING BUSINESS COMBINATIONS AND CONTINGENT CONSIDERATION

Other Financial Liabilities:

Amounts in $ ‘000	2021	2020
Current
Contingent consideration	—	25,000
Total current	—	25,000

Non-current
Financial guarantee contracts	165	212
Total non-current	165	212
Total	165	25,212
In 2016 Pharming completed the acquisition of all North American commercialization rights for its own product RUCONEST® from Bausch. Pharming paid an upfront amount of US$60 million, and committed future payments up to a further US$65 million, based on achievement of certain sales milestones. After this acquisition, Pharming became responsible for selling RUCONEST® directly in the US.
The contingent consideration was fully repaid in the second quarter of 2021.
25. COMMITMENTS AND CONTINGENCIES
Material agreements
At the end of 2021 the Company had several agreements with third parties related to the manufacturing of RUCONEST and development of new products. In these agreements certain minimum volumes are committed. Total potential liabilities under these agreements are approximately US$97.3 million (2020: US$21.9 million), of which US$22.2 million relates to 2022 and US$75.0 million relates to 2023 and further. All expenditures relate to the cost of goods.
Lease agreements
The Company has signed a new 15 year lease contract for an office building at the Pivot Park in Oss, The Netherlands. Pharming is committed for future lease payments over the term of the lease. The lease price has yet to be determined. When the lease commences, the office building will be accounted for as a right-of-use asset and liability in line with IFRS 16.
Leniolisib milestone commitments
As part of the agreements to in-license Leniolisib, Pharming is committed to certain milestone payments based on actual world wide annual sales. Considering the current testing and approval stage of Leniolisib, management concludes that it is probable that these milestone payments will be achieved. These milestone payments can results in a liability of maximum US$200 million. In addition to these milestone payments, the Company has agreed to pay royalty fees to Novartis. These royalties are calculated as a fixed percentage over net sales, growing to a maximum of 18% when net sales exceeds US$300 million. These royalty payments have a term of 10 years.
26. FINANCIAL RISK MANAGEMENT
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the executive committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.

Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. In doing so, the Board of Directors' and executive committees' strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, debt and equity. Compared to last year there have been no significant changes in risk management policies.
Currency risk
This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States dollar (US dollar). Certain payments and sales of RUCONEST® in the US are being and will be received in US dollar. In 2021 repayments and interest payments of the loans were made in US dollar. Some direct payments of US activities are carried in US dollar through the Dutch entities. At December 31, 2021 the Group’s cash and cash equivalents, including restricted cash, amounted to US$193.0 million. This balance consists of cash assets denominated in euros for a total amount of US$130.7 million or €115.3 million (applying an exchange rate EUR/US$ at December 31, 2021 of 1.1334) and cash assets in US dollars for a total amount of US$62.0 million. The US dollar cash balance will be used for the commercialization activities of the US organization and to cover the operating costs of the activities in the EU and RoW.
At the end of 2020 the Group had a contingent consideration of US$25.0 million as a liability on the balance sheet. This balance was fully repaid during 2021.
Cash and cash equivalents (including restricted cash), accounts receivables and inventories denominated in EUR amounted in total US$87.3 million (€77.0 million), respectively US$20.2 million (€17.8 million) for the trade and other payables denominated in EUR. Pharming performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the cash and cash equivalents (including restricted cash) accounts receivables, inventories, trade and other payables, denominated in EUR, at year-end is US$67.1 million, a 10% strengthening or weakening of the euro versus US dollar would have an impact of US$6.7 million on the Group’s gain (weakening of the euro) or loss (strengthening of the euro).
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
Credit risk
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at December 31, 2021 is represented by the carrying amounts of cash and cash equivalents and trade and other receivables.

The carrying amounts of the cash and cash equivalents (including restricted cash) as at December 31, 2021 amounted to US$193.0 million and was held through financial institutions with a BB+ to A rating or better from Standard & Poor’s, Baa3 to A1 ratings from Moody’s and BBB+ to A ratings from Fitch.
Trade and other receivables at December 31, 2021 amounted to US$30.0 million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the position taken with respect to trade and other receivables, the Company considers that this risk is adequately managed.
Liquidity risk
The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Pharming’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents (including short-term deposits). The strategy of the Company is to repay its obligations through generation of cash income from operating activities such as product sales and licensing agreements. In case such cash flows are insufficient, the Company relies on financing cash flows as provided through the issuance of shares or incurring financial liabilities.. Note 2 of these financial statements more extensively describes the Company’s going concern assessment.
The following table presents the financial liabilities at year-end 2021, showing the remaining undiscounted contractual amounts due including nominal interest. Liabilities denominated in foreign currency have been converted at the exchange rate at 31 December 2021. Other financial liabilities comprise the contingent consideration provision for the expected future milestone due to Bausch Health as explained further in note 25, together with the fair value of financial guarantees provided to BioConnection as explained in note 12.
Maturity profile of financial liabilities:

Amounts in US$ ‘000	2022	2023	2024	2025	2026 and onwards	Total	Prior year total
Trade and other payables	42,473	—	—	—	—	42,473	47,666
Derivative financial liabilities	—	—	—	—	—	—	180
Loans and borrowings	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	165	165	25,212
Lease Liabilities	3,118	2,901	2,616	2,489	12,372	23,496	13,013
Convertible Bonds	4,250	4,250	4,250	143,800	—	156,550	174,223
Total	49,841	7,151	6,866	146,289	12,537	222,684	260,294
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
The following table presents the assets that are measured at fair value at year-end 2021 and 2020:

	2021		2020
Amounts in US$ ‘000	Level 1	Total	Level 1	Total
Investments in equity instruments designated as at FVTOCI	1,449	1,449	—	—
Balance at December 31	1,449	1,449	—	—
The following table presents the liabilities that are measured at fair value at year-end 2021 and 2020:

	2021		2020
Amounts in US$ ‘000	Level 3	Total	Level 3	Total
Derivative financial liabilities	—	—	180	180
Other financial liabilities	165	165	212	212
Balance at December 31	165	165	392	392
The derivative financial liabilities measured at fair value through profit or loss include warrants not publicly traded and for which no other observable inputs are available. Accordingly, the fair value of the warrants has been determined through the Black-Scholes model, applying the following parameters as at December 31 in each year:

	2021		2020
Expected time to maturity of warrants in issue	0 years	0.9	0.9 years
Volatility	—%	53%	53%
Risk-free interest rate	—%	-0.53%	-0.53%
The following table includes carrying values and the estimated fair values of financial instruments:

Amounts in US$ ‘000	2021		2020
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	192,963	192,963	206,664	206,664
Trade and other receivables	29,983	29,983	35,901	35,901
Liabilities:
Convertible Bond	140,886	140,886	151,767	151,767
Lease Liabilities	20,875	20,875	10,192	10,192
Other financial liabilities	165	165	25,212	25,212
Trade and other payables	42,473	42,473	47,666	47,666
Derivative financial liabilities	—	—	181	181
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
The table sets out an analysis for each of the period presented of the net position of the convertible bond, and Cash and cash equivalents, showing the remaining undiscounted contractual amounts due including nominal interest.

Amounts in US$ ‘000	2021	2020
Cash and cash equivalents (incl restricted cash)	192,963	206,664
Convertible bond - repayable within one year	(1,879)	(2,040)
Convertible bond - repayable after one year	(139,007)	(149,727)
Net debt	52,077	54,897

Cash and cash equivalents (incl. restricted cash)	192,963	206,664
Gross debt - fixed interest rates	(140,886)	(151,767)
Net debt	52,077	54,897
Reconciliation of liabilities arising from financing activities:

	2020	Cashflows	Non - Cash changes						2021
Amounts in US$ ‘000			Acquisition	Interest Expense Accrued	Amortized costs	Fair Value Changes	Other
Convertible Bond	151,767	(4,448)	—	4,447	849	—	(11,729)	*	140,886
Other financial liabilities	25,212	(25,000)	—	—	—	(27)	(20)		165
Lease Liabilities	10,192	(3,217)	14,118	680	—	—	(898)		20,875
Derivative financial liabilities	181					(181)	—		—
Total liabilities from financing activities	187,352	(32,665)	14,118	5,127	849	(208)	(12,647)		161,926
* Represents the translation effect of convertible bonds as reflected in the consolidated statement of comprehensive income

27. EARNINGS PER SHARE AND FULLY-DILUTED SHARES
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans and warrants issued. For 2021, 2020 and 2019, the basic and diluted profit (loss) per share is:

	2021	2020	2019
Net profit attributable to equity owners of the parent (in US$’000)	15,996	37,746	40,557
Weighted average shares outstanding	642,007,692	636,268,929	626,315,013
Basic earnings per share (in US$)	0.025	0.058	0.065
Weighted average diluted shares outstanding	701,151,525	682,737,280	673,519,995
Diluted earnings per share (in US$)	0.023	0.055	0.060
For 2021 the diluted net profit used in the calculation of dilutive profit per share amounts to US$16.0 million. Difference between the weighted average shares outstanding and the weighted average diluted shares outstanding used for basic profits calculations per share relates to options, warrants and LTIP. The 62,412,622 average shares related to the convertible bonds are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.
Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per December 31, 2021 and the date of these financial statements is provided in the following table.

Movements of shares and other instruments between December 31, 2021 and April 4, 2022 are shown in the table below:

	December 31, 2021	Shares issued	Shares reserved	April 4, 2022
Shares	648,749,282	2,683,764	—	651,433,046
Warrants	—	—	—	—
Options	52,789,478	(1,640,072)	(599,313)	50,550,093
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	10,992,546	(1,849,504)	8,179,538	17,322,580
Issued	774,943,928	(805,812)	7,580,225	781,718,341
Available for issue	105,056,072	805,812	(7,580,225)	98,281,659
Authorized share capital	880,000,000	—	—	880,000,000
28. SHAREHOLDERS' EQUITY
The Company’s authorized share capital amounts to US$10.0 million (€8.8 million, exchange rate (EUR:US$) equals 1:1.1334) and is divided into 880,000,000 ordinary shares with a nominal value of €0.01 each. At December 31, 2021 all 648,749,282 (2020: 638,821,000) shares outstanding have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions. Please refer to the consolidated statement of changes in equity and note 28.
29. EVENTS AFTER THE REPORTING YEAR
Management has performed a risk assessment related to the global geopolitical situation and the war in Ukraine and has determined that, as of the date of the issuance of these financial statements, the war itself, the effect of the sanctions or the ramifications of the war is not having any material impact on the Pharming business.
Management identified no events after the reporting period affecting the 2021 financial statements.