Form 20-F
period 2022-12-31
Pharming Group N.V.
filed 2023-04-05
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Pharming Group N.V.
Darwinweg 24
2333 CR Leiden
The Netherlands
Tel: +31 (0)71 5247 400
(Address of principal executive offices)

Dr. Sijmen de Vries, CEO
+31 71 5247 400
E: investor@pharming.com
Pharming Group N.V.
Darwinweg 24
2333 CR Leiden
The Netherlands

(Name, telephone, e-mail and/or facsimile number, and address of company contact person)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

656,348,225 ordinary shares, nominal value €0.01 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

* listed not for trading or quotation purposes, but only in connection with the registration of American Depository Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depository Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333-251421).

GENERAL INFORMATION
In this Annual Report on Form 20-F, or Annual Report, the terms “Pharming”, “Pharming Group”, “Pharming Group N.V.”, “Pharming Healthcare Inc.”, “the Group”, “the Company”, “we”, “us” and “our” refer to Pharming Group N.V. together with its subsidiaries, except where the context otherwise requires.
“Joenja®” - is the global registered trademark for leniolisib. When discussing the U.S. market or the commercialized product in the U.S. we use the trademarked name Joenja® instead of leniolisib.
“leniolisib” - when discussing clinical trials or studies- prior to U.S. approval - or when discussing the product as related to markets outside of U.S. approval, we use the term leniolisib.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. We own the trademarks RUCONEST® and Joenja® among others, as well as the graphic trademark found on our website. There are trademarks, service marks and trade names appearing in this Annual Report that are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® symbol, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:

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
•our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements as we currently expect; and

•regulatory developments in the United States, The Netherlands, other European Union, or EU Member States and other jurisdictions including tax matters.
You should refer to the section of this Annual Report titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3.D—Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
We adopted International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been prepared in accordance with IFRS.

CURRENCY
Unless otherwise stated, “$”, when used in this Annual Report, refers to U.S. dollars and “€” refers to Euros.

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Our businesses face significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the Securities and Exchange Commission, or SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Summary of Selected Risks Associated with Our Business

•The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces competition from other products (acute and prophylactic) used to treat Hereditary Angioedema, or HAE, including products to prevent and treat HAE attacks. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
•We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed. In addition, our development pipeline remains dependent on the C1INH, franchise in the near term.
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
•We rely on named patient sales of RUCONEST® in certain territories where it has not yet been approved; however, there are no assurances that named patient sales of our products will continue at current levels, or at all.
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
•We conduct clinical trials for certain of our product candidates at sites outside the United States. The U.S. Food and Drug Administration, or the FDA, may not accept data from trials conducted in such locations.
•We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.
•The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and/or the European Medicines Agency, or the EMA, may require us to conduct additional clinical trials or evaluate patients for an additional follow-up period.

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
•We depend on third-party manufacturers for the production of recombinant C1-inhibitor, or rhC1INH, for commercial supply and for use in clinical trials of RUCONEST®, as well as our other product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
•We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.
•Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.
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
•Our business and operations may be negatively impacted by the failure, or perceived failure, of achieving environmental, social and governance objectives.

Risks Related to Our Business
The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat HAE. We face the risk that RUCONEST® may no longer be competitive and accepted by physicians, patients, payors and others in the medical community within acute HAE market. Prophylactic therapies are increasingly used, which may result in HAE patients requiring less acute rescue medicine. RUCONEST® is not approved for prophylactic use.
Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1INH products. Oral products for the prevention of HAE attacks are also being developed. Orladeyo® (berotralstat) is an oral prophylactic product which was approved in the fourth quarter of 2020. In the acute market, we face pricing competition as a result of the 2019 market entry of generic equivalents to the acute treatment Firayzr® (icatibant injection). Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. New technologies from competitors may make RUCONEST®, one or more of our product candidates or our technology obsolete.
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
We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed. In addition, our development pipeline remains dependent on the C1-inhibitor, or C1INH, franchise in the near term.
We have, to date, been substantially focused on the development and commercialization of RUCONEST®, and we expect to continue to be dependent primarily on revenues from RUCONEST® sales in the near term. Any adverse events or findings regarding the properties, efficacy or safety of RUCONEST®, or material constraints on the manufacturing of RUCONEST®, may have a material impact on our financial results and operations.
Our ability to meet expectations with respect to sales of RUCONEST®, generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:

•the ability to continue to maintain and grow market acceptance for RUCONEST® among healthcare professionals and patients in the United States, EU, and other key markets for the treatment of approved indications;
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
•continued demand from two U.S. specialty wholesale companies that in 2022 represented 87% of our revenues; and
•sufficient third-party insurance coverage or reimbursement.
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
We reacquired commercial rights to distribute RUCONEST® in Europe from Swedish Orphan Biovitrum AB (publ.), or Sobi, as of January 2020. There are risks involved with both establishing and maintaining our own sales and marketing capabilities. For example, recruiting and training a commercial organization is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
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
We enter into arrangements with third parties to perform sales, marketing and distribution services outside the United States and Europe. In addition, we have granted the China State Institute of Pharmaceutical Industry, or the CSIPI, and the Chengdu Institute of Biological Products, or the CDIBP, an exclusive license to commercialize RUCONEST® in China, and we are solely dependent on their efforts to commercialize RUCONEST® in that territory. We may receive certain regulatory and manufacturing-associated milestones, and we are eligible to receive low to mid-single digit royalties from sales in China by the CSIPI, the CDIBP or other affiliates of the China National Pharmaceutical Group Corporation. Dependence on distribution arrangements and marketing alliances to commercialize our products in certain jurisdictions subjects us to a number of risks. We don’t have control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. In addition, such third parties may experience compliance related issues and associated government investigations. If such third party arrangements are terminated or allowed to expire, the marketing and sales of a product in that jurisdiction may be interrupted, which could adversely affect our revenues. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. See “We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.”

We rely on named patient sales of RUCONEST® in certain territories where it has not yet been approved; however, there are no assurances that named patient sales of our products will continue at current levels, or at all.
RUCONEST® is currently available on a named patient basis in certain countries where it is not yet approved. Named patient basis means physician-requested treatment for patients in territories where marketing authorization has not yet been obtained. There is no assurance that named patient sales will continue to be authorized in any particular country. Many territories have restrictions on the length of time named patient sales can be conducted until a marketing authorization is required, and have other restrictions on named patient program scope. When permitted, the programs may be subject to regulatory approvals and price controls, and have strict limitations on proactive selling activities. Consequently, named patient sales are much less predictable than traditional sales, and are susceptible to unexpected decreases.
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
Other than Joenja®, which was approved by the FDA on March 24, 2023, our rhC1INH projects and our non-rhC1INH product candidates are all in the early stages of clinical and preclinical development. For example, our gene therapy product candidate, and our next generation enzyme replacement therapy, or ERT for Pompe disease are in preclinical development. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.
Through the addition of new late stage assets through acquisition and/or in-license, such as we did with leniolisib for the treatment of activated PI3K delta syndrome, or APDS, we are looking to reduce our in-house product development timelines.
The costs and timing of potential clinical trials, filings and approvals, and the potential therapeutic scope of the development and commercialization of our products involve a high degree of uncertainty and risk which make it difficult to predict the time and costs of product development of novel approaches.
New product development and indication expansions of existing products is very expensive and involves a high degree of uncertainty and risk. Only a small number of research and development programs result in the commercialization of a new product. Furthermore, the development of novel approaches for the treatment of diseases, including development efforts in new and innovative modalities present additional challenges and risks. Clinical trial data and results are subject to differing interpretations by regulatory authorities.We may view data as sufficient to support the safety, effectiveness, or approval of an investigational therapy, while regulatory authorities may disagree and may require additional data, may limit the scope of an approval or may deny approval altogether. There can be difficulty in predicting the time and cost of product development of novel approaches for the treatment of diseases across regulatory approval authorities.
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
We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials. These third parties include contact research organizations, or CROs, medical institutions, clinical investigators and contract laboratories. Although we design the clinical trials for our product candidates, we depend on these third parties for aspects of performing the trials. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our regulatory or contractual responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial.
The third parties we rely upon may fail to successfully carry out their contractual duties or meet expected deadlines, which may cause delays in the conduct of our preclinical and clinical studies.
If the CROs do not perform preclinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements and other compliance obligations, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures. See “We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.”
We conduct clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.
We and the investigators conducting clinical trials for certain of our product candidates study our product candidates outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful.
In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates or indications. In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an Investigational New Drug application, or IND, for each of our product candidates. We cannot be certain that any IND we submit to the FDA, or any similar Clinical Trial Application, or CTA, we submit in other countries, will be accepted. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a New Drug Application, or NDA, or BLA, submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.
We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.
Regulatory authorities in some jurisdictions, including the United States, the EU and the United Kingdom, may designate drugs for relatively small patient populations as orphan drugs. We obtained orphan drug designation for RUCONEST® from the FDA for the treatment of acute HAE attacks. Leniolisib has also received this designation from the FDA and the EMA. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the EMA from approving another marketing application for a similar medicinal product or the FDA from approving another marketing application for the same drug for the same indication for that time period. The FDA defines “same drug” as a drug or biologic that contains the same active moiety and is intended for the same use. The applicable market exclusivity period for orphan drugs is ten years in the EU and the United Kingdom and seven years in the

United States. The EU and United Kingdom exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.
In the EU and the United Kingdom, a “similar medicinal product” is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. A “similar active substance” is “an identical active substance, or an active substance with the same principal molecular structural features (but not necessarily all of the same molecular structural features) and which acts via the same mechanism. However, in the case of advanced therapy medicinal products, for which the principal molecular structural features cannot be fully defined, the similarity between two active substances shall be assessed on the basis of the biological and functional characteristics.” Obtaining orphan drug exclusivity for our product candidates is important to the product candidate’s success. If a competitor obtains orphan drug exclusivity for, and approval of, a product with the same indications as our product candidates before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market for a certain period of time. If another product has obtained a marketing authorization for the same indication, we would have to prepare a similarity report (addressing the possible similarity between the authorized product and our product), which will take additional time.
Even if we obtain orphan drug exclusivity, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product or product candidate is shown to be clinically superior to our product or product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product or product candidate if the FDA, EMA or United Kingdom’s Medicines and Healthcare products Regulatory Agency, or MHRA, finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated in the relevant jurisdiction.
The FDA Reauthorization Act of 2017 authorizes the FDA to impose additional clinical trial requirements on manufacturers seeking orphan drug designation and/or pediatric indications. Additionally, it should be noted that the European Commission is currently reviewing the EU general pharmaceutical legislation. While any revisions to the legislation will not be applicable for a number of years, the European Commission intends to make changes to the rules on orphan medicinal products including potentially reducing the duration of data and market exclusivity available.
The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA, the EMA, or any other regulatory body may require us to conduct additional clinical trials or evaluate patients for an additional follow-up period.

The results from our clinical trials may not be sufficiently robust to support the submission for marketing approval for our product candidates. The FDA normally requires two registrational trials to approve a drug or biologic product, and thus the FDA may require that we conduct additional clinical trials of our product candidates prior to a BLA or NDA submission. The FDA typically does not consider a single clinical trial to be adequate to serve as a registrational trial unless among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. Additionally, while the FDA recognizes the potential for natural history models to augment the need for placebo arms in trials for drugs that target very rare disease, where trial recruitment can be especially challenging, the FDA has found the use of natural history data as a historical comparator to be unsuitable for adequate and well-controlled trials in many circumstances. The FDA generally finds trials using historical controls to be credible only when the observed effect is large in comparison to variability in disease course. Like the FDA, the EMA and MHRA also expect applicants to submit sufficient clinical data, which is usually generated from clinical studies, to demonstrate the safety and efficacy of the medicinal product.
Due to the nature of the indications our product candidates are designed to treat, and the limited number of patients with these conditions, a placebo-controlled and blinded study may not be practicable for ethical and other reasons. It is possible the FDA, EMA and/or MHRA will not consider our comparisons to natural history data and, where available, historical transplant data, to provide clinically meaningful results. Additionally, even though a product candidate may have achieved the primary endpoints in a registrational clinical trial, it is possible that the FDA, EMA and/or MHRA may require us to conduct additional registrational trials, possibly involving a larger sample size or a different clinical trial design, especially if the FDA, EMA and/or MHRA do not find the results from these trials to be sufficiently persuasive to support a BLA/NDA or Marketing Authorization Application, or MAA, submission, as applicable. The FDA, EMA and/or MHRA may also require that we conduct a longer follow-up period of post-market surveillance of patients treated with our product candidates prior to accepting our BLA/NDA or MAA submission, as applicable.
In addition, data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. There can be no assurance that the FDA, EMA or other regulatory bodies will find the efficacy endpoints in our registrational trials or any efficacy endpoint we propose in future registrational trials to be sufficiently validated and clinically meaningful, or that our product candidates will achieve the pre-specified endpoints in current or future registrational trials to a degree of statistical significance, and with acceptable safety profiles. We also may experience regulatory delays or rejections as a result of many factors, including serious adverse events involving our product candidates, changes in regulatory policy or changes in requirements during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.
We expect that the FDA, EMA and/or MHRA will assess the totality of the safety and efficacy data from our product candidates in reviewing any future BLA, NDA, or MAA, submissions. Based on this assessment, the FDA, EMA and/or MHRA may require that we conduct additional preclinical studies or clinical trials prior to submitting or approving a BLA, NDA, or MAA, for our target indications.
If the FDA, EMA and/or MHRA requires additional trials, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, it is possible that the FDA, EMA and/or MHRA may have divergent opinions on the elements necessary for a successful BLA/NDA and MAA, respectively, which may cause us to alter our development, regulatory and/or commercialization strategies.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including inflation and supply disruption.
A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, recent geopolitical tensions and conflicts, including the conflict in Ukraine, has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
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
Negative public opinion and increased regulatory scrutiny of transgenic manufacturing techniques, or activism regarding the ethical treatment of livestock, may damage public perception of RUCONEST® and our product candidates, which may adversely affect sales of our products and our ability to obtain marketing approvals for our product candidates.
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
The release of finished product to the market is dependent on the satisfaction of a set of quality control procedures. Some of these procedures, although validated, are very sensitive and complex (specifically for the protein platform). While ensuring and maintaining Good Manufacturing Practice, or GMP, activities at our partnered contract manufacturing organization, or CMO sites, we do not have our own GMP certified analytical laboratory capable of performing the quality control procedures needed for the release of product, and we rely on third parties for this task. We have started a program to challenge and reassess all currently used quality control procedures with the aim to improve or replace those by more robust, and easier to perform analyses and where possible create a more robust external partnership management process.
Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules and significantly impact commercially available goods.
We use living mammals as the source for our recombinant proteins. Our transgenic manufacturing platform bears the risk of failure due to contamination of the produced milk, diseases of the producing livestock, or a breakdown of the facilities. Any contamination could adversely affect our ability to produce, release, or administer our recombinant products on schedule and could, therefore, harm our results of operations and cause reputational damage. Additionally, although our recombinant products are tested for contamination prior to release, if a contaminated product was administered to a patient, it could result in harm to the patient. A raw material shortage, contamination, recall or restriction on the goods we use in the manufacture of our products could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our clinical development timelines and availability of finished goods for commercial use, impacting patient access, our business, financial condition, results of operations, and prospects.
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
We rely on a limited number of suppliers for certain essential materials incorporated into, or used in the manufacture of, products and product candidates. Since RUCONEST® is authorized for use in rare and ultra-rare diseases, it might be difficult to find suppliers that can or are willing to handle small-scale quantities, which may also limit our negotiation power with these suppliers.
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
We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.
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
We depend on third-party manufacturers for the production of rhC1INH for commercial supply and for use in clinical trials of RUCONEST®, as well as our other product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
We have entered into (downstream) manufacturing and supply agreements for RUCONEST® with, among others, Sanofi S.A., or Sanofi, and BioConnection Investments B.V. (formerly BioConnection B.V.), or BioConnection, since we do not have a GMP-certified lab capable of performing the quality control procedures necessary for the release of product. A failure of these suppliers to supply our needs would be difficult to overcome as contracting additional manufacturing capacity on a timely basis could be difficult or impossible and have significant adverse effect on our business.
We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.
Two U.S. customers (namely specialty pharmacies) accounted for $173.6 million, or 84%, of our revenues for the year ended December 31, 2022 and $156.6 million, or 79%, of our revenues for the year ended December 31, 2021. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of specialty pharmacies. With specialty products, the pharmacies provide patient support services that are more than are provided by retail pharmacies, and effective communication and relations between our hub and these pharmacies are important in maintaining timely and consistent filling of prescriptions for RUCONEST.
It is not possible for us to predict the future level of demand for our products that will be handled by these specialty pharmacies or the level of service they will provide to patients and healthcare practitioners. In addition, revenues from these large customers may fluctuate from time to time based on market demand for our products among prescribing physicians, patients and payors, the level which may be affected by market conditions or other factors, some of which may be outside of our control. Further, our contracts with these large specialty pharmacies do not contain purchase commitments or otherwise obligate them to buy a minimum or fixed volume of products from us (and allow these specialty pharmacies to return product to us for a variety of reasons). If either of our major customers experience declining or delayed sales of our products to consumers due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products, reduce the volume of products we supply to such customers, we could lose the customer or have a substantial amount of product returned to us. Additionally, although historically, our reserves for doubtful accounts have not been material, if either of our large customers were to suffer financial instability, they could refuse or delay payment of outstanding receivables. Any such development may have a material adverse effect on our business, results of operations and financial condition.
Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.
As of March 10, 2023, we held $26 million in deposits at Silicon Valley Bank, or SVB U.S., and another $19 million in deposits at Silicon Valley Bank UK Limited, or SVB UK. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. That same day, the Bank of England, or the BoE, announced that, absent any meaningful further information, it intended to put SVB UK into insolvency. On March 12, 2023, U.S. regulators issued a joint announcement that actions had been approved enabling the FDIC to complete its resolution of SVB U.S. in a manner that fully protected all depositors. On March 13, 2023, the BoE announced that SVB UK had been sold to HSBC UK Bank Plc. Since these events, we have been able to access all funds at SVB U.S. and SVB UK. Although we did not lose any deposits in connection with the events at SVB U.S. and SVB UK, we cannot make any assurances regarding the safety of our deposits in the future. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, may continue to create market-wide liquidity problems. Despite the actions of the FDIC and BoE, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. U.S. regulators have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. In the event of the closure or insolvency of other banks or financial institutions in the future, there can be no assurances that regulators, buyers or others will intervene to ensure access to uninsured or unprotected funds.
Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.
Our future success depends on our ability to hire and retain key executives and to attract, retain and motivate qualified personnel.
Our future success depends on our ability to attract and retain key management personnel and scientific and technical personnel. Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense, especially in The Netherlands, where we maintain our principal operations. We have entered into employment agreements with executive officers and other key employees, but any employee may terminate his or her employment at any time or may be unable to continue in his or her role. The loss of any executive or key employee, or an inability to recruit desirable candidates or find adequate third parties to perform such services on reasonable terms and on a timely basis, could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that could significantly impede our ability to achieve our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.
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
Any of the events or developments described above could result in reputational harm and reduced market acceptance and demand for our products, could harm our ability to market our products in the future, could cause us to incur significant expense, could cause our senior management to be distracted from execution of our business strategy, and could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity, cash flows, and/or share price.
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
We rely, and will continue to rely, on a combination of patents, trademarks and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future product candidates. We use patents and licensing to protect our products and technology. We are also careful to develop products that don’t infringe on the proprietary rights of third parties. Currently, we have several patent applications granted and pending in countries including the U.S., Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.
The patents that we own and have license rights to now or the patents and patent applications that we may own or in-license in the future may not have patentable claims that protect our current and future product candidates in the relevant jurisdictions where we intend to commercialize such products. There is no assurance that we are aware of all potentially relevant prior art relating to current patents or current or future patent applications. As such, patent examiners may find prior art that can prevent a patent from issuing from a pending patent application. During the patent examination process, we may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patents do successfully issue based on our future patent applications, and even if the issued patents cover our current and future product candidates, including their compositions formulation, method of manufacture, and method of use, third parties may challenge our issued patents’ validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our current or future product candidates, if approved. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of asserted patents at risk of being invalidated or interpreted narrowly and could put a related patent application at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the U.S. Patent and Trademark Office, or the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we may license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.
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
The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. U.S. patents and patent applications also may be subject to interference proceedings, ex parte reexamination, inter partes review, or IPR, and post-grant review proceedings, derivation proceedings and supplemental examination and may be challenged in district courts. Patents granted in certain other countries may be subjected to opposition or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, IPR, derivation proceedings, supplemental examination or revocation proceedings may be costly. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The degree of future protection for our products and proprietary rights is uncertain, and it cannot be guaranteed that:
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
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, Leahy-Smith Act of 2011 made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the USPTO and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act. Accordingly, it remains unclear what impact the Leahy-Smith Act, subsequent rule-making, and judicial interpretation of the Leahy-Smith Act and regulations will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition. Moreover, future changes to the patent laws of the United States and foreign jurisdictions may adversely affect the term, scope, validity and enforceability of our or our licensor’s patent rights. For example, a 2019 bill (Terminating the Extension of Rights Misappropriated Act, or TERM Act, H.R. 3199) in the United States Congress aimed to reduce the term of certain drug patents in order to ease generic entry and increase competition. Changing political priorities could potentially drive more such initiatives. The inventorship and ownership rights for patents that we in-license or may own or in-license in the future may be challenged by third parties. Such challenges could result in loss of exclusive rights to such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or require us to obtain a license from such third parties on commercially reasonable terms to secure exclusive rights. If any such challenges to inventorship or ownership were asserted, there is no assurance that a court would find in our favor or that, if we choose to seek a license, such license would be available to us on acceptable terms or at all. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in pre- and post-issuance opposition, derivation, re-examination, IPR, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. The United States has recently enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, non-transferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.
We enjoy only limited geographical protection with respect to certain patents.
Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or EU. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be refused in certain jurisdictions, such as in China, which has different requirements for patentability.

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

Risks Related to Government Regulation Compliance, Legal Matters, and Reputation
The laws, regulations, ethical standards and international pharmaceutical codes in the areas of sales and marketing of pharmaceutical products, and interacting with government officials, healthcare stakeholders and third-party intermediaries, are very complex, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
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
We must comply with a variety of laws and regulations, including regulatory, health and safety, license requirements, tax and corporate governance regulations. We may be required to pay penalties for non- compliance with the laws and regulations of local, regional, national, U.S. and EU authorities to which we are subject. A material change in the applicable laws and regulations, or in their interpretation or enforcement, could force us to alter our business strategy or operations, leading to additional costs or reductions of revenues, which may adversely affect our business.
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
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, antitrust and competition laws, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the United States domestic bribery statute contained in 18 U.S.C. §

201, the United States Travel Act, the USA PATRIOT Act, certain prohibitions under the Dutch Criminal Code (Wetboek van Strafrecht), under the Dutch Economic Offences Act (Wet op Economische Delicten), the U.K. Bribery Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities or countries that are otherwise relevant for our activities. Anti- corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other partners from authorizing, promising, offering, or providing, directly or indirectly, payments, or anything else of value to recipients in the public or private sector (in relation to an act or omission (to be or having been) by the recipient). We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the U.K. Bribery Act or local anti-corruption laws. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements, and currency exchange regulations.
Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, disgorgement, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.
If we fail to comply with United Kingdom, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal health data in the EU is governed by the provisions of the GDPR. This regulation, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the EU, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the EU to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States and the United Kingdom may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which trigger different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities. Recent enforcement actions against multinational companies have resulted in significant fines.
Following the United Kingdom’s formal departure from the EU on January 31, 2020, the United Kingdom adapted and implemented the GDPR into its national law, thanks to the United Kingdom’s Data Protection Act 2018, or DPA 2018. Since the United Kingdom left the EU and the transition period has expired, the United Kingdom became a “third country” for the purposes of data protection law.
A “third country” is a country other than the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Appropriate safeguards are required to enable transfers of personal data from the EU and EEA Member States. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. With this decision, the European Commission considers that personal data benefits from an essentially equivalent level of protection under UK law to that guaranteed under EU law, and thus allows personal data to flow freely from the EEA to the United Kingdom. This adequacy decision is however limited in time, and its renewal will depend on whether the United Kingdom continues to ensure an adequate level of data protection. As the United Kingdom is currently looking to reform its data protection regime, there is uncertainty as to whether the United Kingdom will be able to maintain its adequacy status in the future. In the United Kingdom, the DPA, supplements the GDPR, and in particular sets out specific requirements related to the processing of “special categories of personal data”, including personal data related to health, genetic information and personal data related to criminal offenses or convictions. The DPA also creates a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers.
Under the GDPR regulations, we are considered a controller of data processing and are subject to several legal obligations. In particular, we are obligated to place importance on collection and processing of special categories of personal data which, for our purposes, is data that reveals genetic data or data concerning health. While we have taken steps to comply with the GDPR and the DPA, we cannot assure you that our efforts to achieve and remain in compliance have been or will continue to be fully successful. The GDPR regulations and the DPA may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these or new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.
In addition, we obtain patient health information from most healthcare providers that prescribe our products and research institutions with which we collaborate, and they are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, in the United States. Although we are not directly subject to HIPAA other than with respect to providing certain employee benefits, we could potentially be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. There are also state laws on patient health information, such as the California Confidentiality of Medical Information Act, which we are more directly subject to. As more states consider implementing such laws, we may face an ever-expanding patchwork of data privacy regulations.
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
•the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals and the ownership and investment interests of physicians and their immediate family members in such manufacturers. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;
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
•competition laws in the U.S. and globally that may govern our interactions with competitors, customers, distributors, and suppliers; and
•the FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business.
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
In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare and contain or lower the cost of healthcare. For example, the ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.
Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is currently reviewing a legal challenge to the constitutionality of the ACA. It is unclear when or how the United States Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for pharmaceutical and biological products. At the federal level, the previous administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the former Trump administration announced several executive orders related to prescription drug pricing that attempted to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Inflation Reduction Act of 2022, or IRA, until 2032.
The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which has also been delayed by the IRA until January 1, 2032. On November 20, 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B payments will be calculated for certain physician-administered drugs and biologics based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. However, on December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule.
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
Additionally, on August 16, 2022, President Biden signed the IRA into law. The IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be effectuated but it is likely to have a significant impact on the pharmaceutical industry.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.
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
Our ability to commercialize RUCONEST® or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. and EU healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be certain that coverage and reimbursement will continue to be available for RUCONEST® or any other product that we commercialize and, if coverage and reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug, and any launch of a competitive product is likely to create downward pressure on the price initially charged. If reimbursement is not available or is available only to a limited degree, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.
There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacturing, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the EU, reference pricing systems and other measures may lead to cost containment and reduced prices. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating profit, our ability to raise capital needed to develop product candidates and commercialize products and our overall financial condition.
We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers, and other vendors may engage in misconduct or other illegal activity.
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
It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid, and other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and the Nasdaq Stock Market LLC, or Nasdaq, rules, and we are permitted to file less information with the SEC than are U.S. companies. In addition, we are permitted and follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may make our American Depositary Shares, or ADSs, and ordinary shares less attractive to investors.
We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure and governance requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our Company than there is for U.S. public companies.
As a foreign private issuer traded on Euronext Amsterdam, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements of the Nasdaq. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by Dutch law, including the provisions of the Dutch Corporate Governance Code, and by our Amended and Restated Articles of Association, which may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers.
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
We have identified material weaknesses in our internal control over financial reporting across the principles for each component of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework at the entity level and accordingly, across the business and IT processes of the Company. Although the Company does have oversight and compliance processes in place, these processes are currently not sufficiently formalized as controls to identify and address the risks of material misstatements and risks arising from IT. In addition, where control activities are dependent on information that control performers use to execute the control, we do not perform or document controls to determine the completeness and accuracy of such information. We also did not have controls in place to monitor control activities and identified control deficiencies. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price. We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. We have finalized a risk assessment framework and scoping to identify key processes and controls that are in process of being implemented.
We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our Management’s Annual Report on Internal Control over Financial Reporting included in this Annual Report describes these material weaknesses and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weaknesses, we cannot assure you that these efforts will prevent restatements of our financial statements in the future. Additionally, an adverse opinion from our independent registered public accounting firm on our internal control over financial reporting is included in this Annual Report for the year ended December 31, 2022.
The presence of material weaknesses could result in financial errors or delays in our financial reporting, which could require us to restate our operating results, and our auditors may be required to issue a qualified audit report, as included in this Annual Report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act, or Section 404. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.
If either we are unable to conclude that we have effective internal control over financial reporting, as is the case currently, or, at the appropriate time, our independent auditors are unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404, investors may lose confidence in the accuracy or completeness of our financial reports, the price of our ADSs or ordinary shares could decline and we may be subject to litigation, sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.
Our business and operations may be negatively impacted by the failure, or perceived failure, of achieving environmental, social and governance, or ESG, objectives.
We continue to work towards operating our business in an environmentally responsible and socially inclusive manner. Stakeholders, including our stockholders and our employees, have increasingly focused on our ESG practices. If our ESG practices fail to meet these stakeholders’ expectations and standards, there could be a material adverse effect on our reputation, business and, ultimately, our stock price.
Achieving our ESG goals requires long-term investments and broad, coordinated collaboration which may require us to incur additional costs or allocate additional resources towards monitoring, reporting, and implementing our ESG practices. Furthermore, we may fail to accurately assess our stakeholders’ ESG priorities, as such priorities have evolved and will continue to evolve. Any failure or perceived failure to meet our ESG program priorities could result in a material adverse effect on our reputation, business, and stock price.

Risks Related to Financial Conditions, Market Environment and General Economic Trends
Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us.
While we are headquartered in The Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of RUCONEST® in the United States and in other countries outside the EU, we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.
Since the majority of our sales are invoiced and paid in U.S. dollars, and the majority of our costs and liabilities are valued in Euros, any change in the relevant exchange rate means a corresponding change in the Euro value of sales and a corresponding change in the loan balance in Euros. While we maintain U.S. dollar cash deposits, the functional currency of the Dutch Pharming entities is the Euro, so any change in the U.S. dollar-Euro exchange rate means a corresponding change in the Euro value of U.S. dollar cash deposits.
Adverse capital and credit market conditions may significantly affect the ability to meet liquidity needs, access to capital and cost of capital.
We utilize cash flow from operations to invest in our future projects. However, prolonged exposure to liquidity risk or inability to generate enough income for the currently contemplated projects, could lead to the inability to meet our financial obligations, which could increase the risk of insolvency.
Additionally, adverse developments in the capital and credit markets, for example as the result of rising interest rates globally, would affect our ability to finance our operations and could materially impact our results of operations.

Risks Related to the ADSs
If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding the ADSs adversely, the price and/or trading volume of the ADSs could be affected.
The trading market for the ADSs representing our ordinary shares may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade the shares in a research report, the market price of the shares may decline and if one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which could cause the market price and/or trading volume of the shares to decline.
If intangible assets and goodwill that we record in connection with our acquisitions become impaired, we may have to take significant charges against earnings.
In connection with the accounting for our acquisitions, a significant value may be recognized in respect of intangible assets, including developed technology and customer relationships relating to the acquired product lines, and goodwill. Under IFRS, we must assess, at least annually and potentially more frequently, whether the value of intangible assets and goodwill has been impaired. We expect to assess intangible assets and goodwill for impairment in the event of an impairment indicator. Any reduction or impairment of the value of intangible assets and goodwill will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods.
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
The price and trading volume of the ADSs and ordinary shares may be volatile, and purchasers of the ADSs or ordinary shares could incur substantial losses.
The market price of the ADSs is likely to be volatile and could decline significantly. The stock market in general, and the market for biotechnology and emerging pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for the ADSs and ordinary shares may be influenced by a variety of factors, including:
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
•changes in the trading volume of the ADSs on the Nasdaq and of our ordinary shares on Euronext Amsterdam;
•sales of the ADSs or our ordinary shares by executive officers or future holders of our equity securities;
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
These and other market and industry factors may cause the market price and demand for the ADSs and ordinary shares to fluctuate substantially.
Moreover, securities of life science companies, and stock markets in general, have from time to time experienced extreme price and volume fluctuations that may be unrelated or disproportional to the operational performance of any particular companies.
We will incur increased costs as a result of simultaneously having the ADSs listed in the United States and our ordinary shares admitted to trading on Euronext Amsterdam in The Netherlands, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
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
Sales of a substantial number of the ADSs in the public market, or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs.
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
For more information on relevant provisions of Dutch corporation law and of our Articles of Association, see “Description of Securities” filed as Exhibit 2.1 to this Annual Report.
Provisions of our Amended and Restated Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.
Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.
Certain provisions of our Amended and Restated Articles of Association may make it more difficult or less attractive for a third party to acquire control of us or to effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a simple majority of votes cast representing at least one third of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a simple majority of votes cast representing at least one third of our issued share capital; and a requirement that certain matters, including an amendment of our Amended and Restated Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors. Currently we have no such protective measures in place.
Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.
In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. For example, at our 2022 Annual General Meeting, our shareholders approved a proposal to exclude preemptive rights for up to 10% of our issued share capital for general corporate purposes and for up to 10% of our issued share capital for financing of mergers, acquisitions, and strategic alliances, each for a period of eighteen months. The issuance of additional equity securities in the absence of preemptive rights would cause existing shareholders to experience dilution of their interest in us.
We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.
We are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings, auditors, disclosure, compliance and enforcement standards. As a Dutch company listed on a stock exchange, we are subject to the DCGC and are required to disclose in our annual board report to what we extent comply with the principles and best practice provisions of the DCGC, and where we do not (for example, because of a conflicting Nasdaq requirement or otherwise), we must state why and to what extent we deviate in our Annual Report. We do not comply with all best practice provisions of the DCGC. See “Description of Securities” filed as Exhibit 2.1 to this Annual Report. This may affect your rights as a shareholder or ADS holder and you may not have the same level of protection as a shareholder or ADS holder in a Dutch company that fully complies with the DCGC.
We have never declared or paid dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam, and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Subject to restrictions under applicable law, any future determination to pay dividends or other distribution will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, cash requirements, financial condition, future prospects, contractual restrictions, any future debt agreements, restrictions under applicable laws and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends or other distributions on our ordinary shares in the foreseeable future. As a result, a return on any investment will only occur if the price of our ordinary shares or the ADSs increases.
ADS holders may not receive distributions on the ordinary shares represented by the ADSs or any value for such distribution if it is illegal or impractical to make them available to ADS holders.
While we do not anticipate paying any dividends or other distributions on our ordinary shares in the foreseeable future, if such a dividend or distribution is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, including withholding taxes. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to ADS holders. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
Dividends distributed by us on the ordinary shares or ADSs to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.
Under current Dutch tax law, dividends paid on ordinary shares or ADSs are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies. In a letter to the Dutch parliament dated May 29, 2020, the Dutch State Secretary for Finance announced that the Dutch government intends to introduce an additional withholding tax on dividends paid to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions and in certain abusive situations, effective January 1, 2024. The legislative proposal has been published by the Dutch government on March 24, 2021. Pursuant to the proposal, the conditional withholding tax on dividend payments will be an addition to the conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021). The rate will be as high as the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment, which will be the statutory rate applicable to interest and royalty payments to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions, to hybrid entities and in certain abusive situations. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity is established in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, the tax rate on dividends may rise from 15% to 25%.
ADS holders must act through the depositary to exercise their voting rights and, as a result, may be unable to exercise their voting rights on a timely basis.
We will not treat holders of the ADSs (rather than the ordinary shares underlying the ADSs) as shareholders, and they will not be able to exercise shareholder rights, except through our depositary and except that the ADS holders will have meeting rights to attend our general meetings. The depositary will be the holder of the ordinary shares underlying the ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive any notice directly from us. Instead, in accordance with the deposit agreement, we will use commercially reasonable endeavors to provide at least 30 days’ notice to the depositary of any such shareholders’ meeting and details concerning the matters to be voted on in advance of the meeting date. If we so instruct, the depositary will distribute to ADS holders the notice of the meeting and a statement as to the manner in which voting instructions may be given, or deemed given in accordance with the deposit agreement by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions will not be voted.
The trading of our ordinary shares on Euronext Amsterdam and of our ADSs on the Nasdaq may adversely affect the liquidity and value of our ADSs.
Our ordinary shares are traded on Euronext Amsterdam, our ADSs have been approved for listing on the Nasdaq. We cannot predict the effect of this listing on the value of our ordinary shares and ADSs. However, these arrangements may dilute the liquidity of these securities in one or more markets and may adversely affect the development of an active trading market for the ADSs in the United States or the ordinary shares on Euronext Amsterdam. The price of our ADSs could also be adversely affected by trading in our ordinary shares on Euronext Amsterdam and the price of our ordinary shares traded on Euronext Amsterdam could be adversely affected by trading in ADSs on the Nasdaq. The speed by which ADSs can be exchanged for ordinary shares and subsequently traded on Euronext Amsterdam and vice versa might cause differences between the market price for an ADS and the market price for an ordinary share. Additionally, our ordinary shares are quoted in Euros on Euronext Amsterdam, and the ADSs are quoted in U.S. dollars on Nasdaq. Movements in the Euro-U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on Nasdaq or the Euro price on Euronext Amsterdam. For example, if the Euro weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Euros increases or remains unchanged. Investors might arbitrate between stock exchanges to exploit such differences, exacerbating potential volatility in our market price.
ADS holders may have difficulty in effecting service of process on our Company and certain directors or officers in the United States in enforcing U.S. judgments in The Netherlands or in enforcing U.S. securities laws in Dutch courts.
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
If any owner or holder of the ADSs, including purchasers of ADSs in secondary market transactions, brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may incur increased costs of bringing a claim and may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. Any legal suit, action or proceeding against or involving us brought by the depositary or any holder or beneficial owner of ADSs, arising out of or based upon the deposit agreement, the ADSs, the American Depositary Receipts, or ADRs, or the transactions contemplated therein or thereby, may be instituted only in any state or federal court in New York, New York. Any legal suit, action or proceeding against or involving the Depositary brought by us, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may only be instituted in a state or federal court in New York, New York.
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
A non-U.S. corporation will be a Passive Foreign Investment Company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Based on our estimated income, assets and market capitalization for 2020, we anticipate we will not likely be a PFIC for 2020. Whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.

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

Item 4. Information on the Company.

A. History and Development of the Company
We were incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of The Netherlands on November 11, 1988 under the name GENFARM B.V. On May 29, 1997, the Company was converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public company (naamloze vennootschap) named Pharming Holding N.V. Effective July 2, 1998, Pharming Holding N.V. was renamed Pharming Group N.V.
We are registered with the Dutch Chamber of Commerce under number 28048592. Our ordinary shares are traded on Euronext Amsterdam under the symbol “PHARM”. As of December 22, 2020, our ADSs were admitted for listing on the Nasdaq under the symbol “PHAR” and began trading on Nasdaq Global Market. The address of our registered office is Darwinweg 24, 2333 CR Leiden, The Netherlands. The telephone number of the registered office is +31 (0)71 5247 400. Our agent for service of process in the United States is Pharming Healthcare Inc. The Pharming Healthcare Inc. office is located at 10 Independence Blvd, Suite 401, Warren, New Jersey 07059. The telephone number is +1 908 524 0888.
Our actual capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to $1.4 million, $10.7 million and $4.7 million, respectively. Our capital expenditures primarily consist of property, plant and equipment, such as investments in new machinery and equipment in The Netherlands.
We maintain a website at www.pharming.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at http://www.sec.gov.

B. Business Overview

Overview
We are a global biopharmaceutical company developing and commercializing innovative protein replacement therapies and precision medicines to serve the underserved rare disease patient. We have one commercialized product RUCONEST® which is a plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute HAE attacks. RUCONEST® is commercialized in the United States, the European Economic Area, and the United Kingdom through our own sales and marketing organization, and in the rest of the world through our distribution network. The product is available on a named-patient basis in other territories where it has not yet obtained marketing authorization.
Joenja® (leniolisib), licensed from Novartis International Pharmaceutical AG, or Novartis, in 2019 for the treatment of APDS in adults and adolescents aged 12 and older, was approved by the FDA on March 24, 2023. In the European Economic Area, we now anticipate an opinion from the Committee for Human Medicinal Products, or CHMP, in the second half of 2023 following a shift by CHMP our MAA from an accelerated assessment to a standard review timetable. In addition, we plan to develop new indications for leniolisib and expect to discuss these plans further in 2023.
Looking at our pre-clinical pipeline, OTL-105 an investigational ex vivo autologous hematopoietic stem cell, or HSC gene therapy for the treatment of HAE, has made progress in the development of the lentiviral vector to enhance C1INH expression and is now testing in preclinical HAE disease models. We anticipate providing further updates as we move towards preparing an IND filing. Finally, we have an early stage program in Pompe disease, which is in the preclinical stage and utilizes our transgenic manufacturing technology.
To further build out our pipeline, we continue to explore in-licensing as well as M&A opportunities.

Our Portfolio
The following chart summarizes the status of our product and our main product candidate portfolio:

Lead Optimization
Preclinical
Phase I
Phase II
Phase III
Submission to regulatory authorities
Approval & Commercialization
Approved & Commercialized assets
RUCONEST®
Acute Hereditary Angioedema (HAE)
JOENJA® FDA Approved - U.S. only
Activated Phosphoniositide 3-kinase Delta Syndrome (APDS)
In-licensed Programs
leniolisib (EEA & UK)
Activated Phosphoniositide 3-kinase Delta Syndrome (APDS)
OTL-105
HAE gene therapy
Additional Platform Program
α-Glucosidase
Pompe

RUCONEST® approved for the treatment of acute HAE attacks
Our lead product, RUCONEST® is the first and only rhC1INH protein replacement therapy that is approved for the treatment of acute HAE attacks.

In its most common forms, HAE is caused by a functional deficiency of a plasma protein called C1INH. The patients’ C1INH deficiency leads to the uncontrolled activation of the complement cascade, resulting in the over-production of some mediators, leading to the leaking of fluid from blood vessels to the tissue space. The most common symptoms of an HAE attack are caused by overproduction of the bradykinin initiator protein, kallikrein, and thus excessive leakage of fluid into tissue spaces (edema or swelling). Patients may suffer bouts of excruciating abdominal pain, nausea and vomiting that is exacerbated by swelling in the intestinal wall. Airway, or laryngeal, swelling is particularly dangerous and can lead to death by asphyxiation. Untreated, attacks can last for several days.
The approach to treatment has been initially focused on replacing the missing protein with exogenous C1INH, either collected from pooled plasma or derived recombinantly. More recently, with greater understanding of the pathogenesis, treatments have been developed to block the patients’ contact system.
RUCONEST® has been shown to normalize C1INH activity levels to normal and has been shown to be clinically relevant in HAE attack treatment. The standard posology for the treatment of HAE attacks is 50 units per kilogram of the reconstituted product. RUCONEST® is administered through a slow intravenous (IV) injection. One vial contains 2100 U of lyophilized product to be reconstituted with 14ml of water for injection. RUCONEST® irreversibly binds to several target molecules, including, importantly the coagulation factor FXII and the protease kallikrein, which (when unbound) cleaves a plasma protein into bradykinin and other products. By binding to and chemically deactivating these molecules, RUCONEST® stops the production of bradykinin and all other mediators and thereby stops the HAE attack.
We currently market RUCONEST® in the United States, the United Kingdom and the European Economic Area through our own sales force. For a breakdown of total revenues by categories of geographic market for each of the last three financial years, see “Item 5—Results of Operation.”

Joenja®(leniolisib) - for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome (APDS)
Pharming announced the FDA approval of Joenja® (leniolisib) on March 24, 2023 as the first and only treatment indicated for the treatment of adults and adolescents aged 12 years and older with activated phosphoinositide 3-kinase delta syndrome (APDS), a rare primary immunodeficiency.
Discovered in 2013, APDS is a rare, genetic condition which affects approximately 1-2 people per million (https://primaryimmune.org/news/new-diagnostic-code-ultrarare-primary-immunodeficiency-promises-multiple-benefits). It is a clinically heterogenous disease that can lead to end-organ damage and early mortality. APDS is a progressive primary immunodeficiency and regulatory disorder characterized by severe, recurrent sinopulmonary infections; persistent, severe, or recurrent herpesvirus infections, particularly Epstein-Barr virus (EBV) and Cytomegalovirus (CMV); lymphadenopathy, hepatomegaly, splenomegaly, and/or nodular lymphoid hyperplasia; autoimmune cytopenias; enteropathy; bronchiectasis; possible malignancy; and dysregulated B and T cell function.
Although awareness of APDS has increased since its discovery in 2013, the disease may still be misdiagnosed in patients not seen by a specialist. Increased education among physicians is needed to aid early diagnosis and accurate treatment. Untreated APDS may be associated with significantly increased morbidity and mortality. Diagnostic delay may lead to an accumulation of damage over time, including bronchiectasis. APDS patients also have a significant risk of developing lymphoma due to the unchecked lymphoproliferation. Management of APDS frequently includes treatment such as prophylactic antibiotics, immunoglobulin replacement, immunosuppression, chemotherapy for lymphoma, or stem cell transplantation. Many of these drugs can cause serious side effects and transplant has significant morbidity and mortality.
Joenja® (leniolisib) is an oral small molecule phosphoinositide 3-kinase delta (PI3Kẟ) inhibitor approved in the U.S. as the first and only targeted treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in adult and pediatric patients 12 years of age and older. Joenja® inhibits the production of phosphatidylinositol-3-4-5-trisphosphate, which serves as an important cellular messenger and regulates a multitude of cell functions such as proliferation, differentiation, cytokine production, cell survival, angiogenesis, and metabolism. Results from a randomized, placebo-controlled Phase II/III clinical trial demonstrated clinical efficacy of Joenja® in the coprimary endpoints; demonstrating statistically significant impact on immune dysregulation and normalization of immunophenotype within these patients, and interim open label extension data has supported the safety and tolerability of long-term Joenja® administration (RAO VK, et al Blood. 2023 Mar 2;141(9):971-983. ). Leniolisib is currently under regulatory review by the European Medicines Agency, with plans to pursue further regulatory approvals in the UK, Canada, Australia and Japan. Leniolisib is also being evaluated in a Phase III clinical trial in children aged 4 to 11 with APDS, with a further trial planned in children aged 1 to 6 years with APDS.

Studies
In partnership with Novartis, we studied leniolisib to assess the efficacy and safety of leniolisib in patients with APDS. The study, a phase 2/3 potentially registration enabling study is composed of two sequential parts. The first part included 6 patients in an open-label dose escalation study designed to assess the safety, tolerability, pharmacodynamics and pharmacokinetics of leniolisib; this dose-finding study has been completed.
The first part of the study showed that oral leniolisib led to a dose-dependent reduction in PI3K/AKT pathway activity assessed ex-vivo and improved immune dysregulation. We observed normalization of circulating transitional and naive B-cells, reduction in PD-11CD41 and senescent CD571CD42 T cells and decreases in elevated serum immunoglobulin M and inflammatory markers including interferon g, tumor necrosis factor, CXCL13, and CXCL10. After 12 weeks of treatment, all patients showed amelioration of lymphoproliferation with lymph node sizes and spleen volumes reduced by 39% (mean; range, 26%-57%) and 40% (mean; range, 13%- 65%), respectively. Leniolisib was well tolerated and improved laboratory and clinical parameters in APDS, supporting the specific inhibition of PI3Kδ as a potential therapy in APDS and other diseases characterized by over-activation of the PI3Kδ pathway. (Blood. 2017;130(21):2307-2316.)
The second part was a randomized, blinded, placebo-controlled study, which enrolled 31 patients with APDS who were 12 years of age or older. Patients were randomized 2:1 to receive either leniolisib 70mg twice daily or placebo for 12 weeks. Following this, patients were permitted to rollover to an open-label extension study to evaluate long-term safety, tolerability, and efficacy. Co-primary endpoints were differences from baseline in lymph node size and in percentage of naïve B cells in peripheral blood, assessed as proxies for immune dysregulation and deficiency.
The primary efficacy results demonstrated clinical efficacy of leniolisib over placebo with a statistically significant reduction in the size of the lymph nodes (p=0.0006) and normalization of immune dysfunction, as evidenced by increased proportion of naïve B cells (p=0.0002). These Key secondary evaluations were supportive, including patient and physician global assessment tools which showed increased well-being and less disease activity, respectively, of patients randomized to leniolisib as compared to placebo.
In the study, leniolisib was generally safe and well-tolerated. The majority of reported adverse events in both treatment groups were classified as mild. There were no adverse events that led to discontinuation of study treatment, there were no deaths, and the incidence of serious adverse events (SAEs) was lower in the leniolisib group than the placebo group. None of the SAEs were suspected related to study treatment. (Blood. 2022 Nov 18:blood.2022018546. doi: 10.1182/blood.2022018546. Online ahead of print).
In December 2022, Principal investigator V. Koneti Rao, M.D., a staff physician in the Primary Immune Deficiency Clinic at the National Institutes of Health in Bethesda, Maryland, U.S., shared the positive findings in an oral presentation at the 2022 Annual Meeting of the American Society of Hematology (ASH) from an interim analysis of its open-label extension study evaluating the investigational drug leniolisib.
The ongoing extension study includes 37 patients with APDS aged 12 years or older who, at the time of data cutoff for the interim analysis, had received 70 mg of the selective PI3Kδ inhibitor leniolisib twice a day for up to six years and three months, with a median duration on study therapy of 102 weeks. The study was primarily designed to assess the safety and tolerability of long-term leniolisib treatment in adolescent and adult patients with APDS who previously participated in a Phase II/III leniolisib study. The extension study’s secondary endpoints are intended to evaluate the efficacy and pharmacokinetics of long-term leniolisib treatment in these patients.
The interim analysis found that leniolisib was well tolerated to this point in the study. It also indicated the durability of the efficacy results seen in the randomized, controlled trial, which showed significant improvement over placebo in the co-primary endpoints of reduction in lymph node size and increase in naïve B cells. The interim results indicate a favorable long-term impact on the immune dysregulation and deficiency often seen in patients with APDS, with clinical manifestations including infections, lymphoproliferation, autoimmunity, enteropathy, bronchiectasis, increased risk of lymphoma, and early mortality.
The majority of adverse events (AEs) reported in the interim analysis were grades 1 and 2, and included upper respiratory tract infection, headache and pyrexia. Grade 1 AEs are the least severe and grade 5 the most severe. Overall, 13.5% of AEs were study drug-related; these affected five patients and included weight gain, arthralgia, hyperglycemia, and decreased neutrophil count. Of all AEs assessed in the analysis, 16.2% were classified as serious, but none of these were identified as related to study treatment. There was one death among study participants which was identified as not related to study treatment.
Among study participants, some experienced reductions in APDS disease markers, with levels of response varying between individuals. Responses included:
• reduced lymphadenopathy, splenomegaly, and IgM levels;
• improved or resolved anemia, thrombocytopenia, and lymphopenia; and
• resolved neutropenia in all affected patients.
Importantly, 37% of participants who were on immunoglobulin replacement therapy (IRT) were able to reduce their IRT use while taking leniolisib. Six patients became IRT-independent, with four of those patients having been IRT-independent for 1 to 2.5 years at the data cutoff. As of the data cut-off for the interim analysis, among three patients who had a history of lymphoma prior to the trial, none had a recurrence or new lymphoma while participating in the study.

Regulatory milestones

United States
On March 24, 2023 the FDA approved Pharming’s NDA of Joenja® (leniolisib). The FDA evaluated the Joenja® application for APDS under Priority Review, which is granted to therapies that have the potential to provide significant improvements in the treatment, diagnosis or prevention of serious conditions. Joenja® is expected to launch in the U.S. in early April 2023 and will be available for shipment in mid-April 2023.
Leniolisib was previously granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) in January 2018 for the treatment of Activated PI3Kδ Syndrome (APDS) or p110δ-activating mutation causing senescent T cells, lymphadenopathy and immunodeficiency (PASLI).
On July 29, 2022, a New Drug Application (NDA) was submitted to the U.S. FDA for leniolisib, for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in adults and adolescents aged 12 or older. Our dossier was accepted and received Priority Review in September with the FDA assigning a Prescription Drug User Fee Act (PDUFA) goal date for leniolisib of March 29, 2023.
Finally, the ICD-10-CM code for APDS took effect on October 1, 2022. The assignment of the ICD10-CM code enables physicians and payors in the U.S. to add a diagnosis of APDS to patients’ health records, which will help connect these individuals with researchers studying the prevalence and course of the disease. In addition, by allocating a specific diagnosis, the new ICD-10-CM code may help confirm medical necessity in individual patients, thus improving their access to relevant care options through U.S. health insurance plans.

Market access
As of March 24, 2023, the FDA in the United States approved Joenja® (leniolisib) for the treatment of APDS in adults and adolescents 12 years of age and older in the United States.

Identifying future patients
On March 2, 2021, we announced the launch of a sponsored genetic testing program, “navigateAPDS”, designed to assist clinicians in identifying patients and their family members with activated PI3Kδ syndrome (APDS), which may lead to earlier diagnosis. A genetic test enables a clinician to confirm their clinical suspicions and definitively diagnose APDS.

Pharming’s support of the navigateAPDS program will continue to facilitate genetic testing and counselling for eligible individuals in the United States and Canada at no charge. The navigateAPDS program offers testing with the choice of either the Invitae Primary Immunodeficiency Panel or the Invitae Inborn Errors of Immunity and Cytopenias Panel, which analyzes 429 and 574 genes, respectively, that are associated with inherited disorders of the immune system. In addition to providing genetic testing to individuals who may present with a clinical picture known to be associated with APDS, navigateAPDS will offer pre-test and post-test genetic counseling through a third party, and all blood relatives of patients found to have variants for APDS are qualified to be tested through the program. By offering access to these panels, physicians and patients are more likely to identify the underlying cause and potential diagnosis without the need for additional expanded patient testing.
In Europe, we are intensifying our patient identification efforts together with leading immunology centers of excellence treating patients with APDS and other rare immune deficiencies.
As of December 2022, Pharming has found more than 500 APDS patients in the U.S., Europe, U.K., Australia, Canada and Japan.
Patent protection
Pharming expects to have patent protection for leniolisib in APDS under the Novartis composition of matter patent (U.S. Patent No. 8,653,092, EU patent EP259097B1) and applicable patent term adjustments, extensions, and pediatric extension through early 2037 in the U.S. and EU.

Additional Pipeline development

Leniolisib regulatory milestones- European Economic Area and the United Kingdom

European Economic Area
In October 2020, we announced that the European Commission had granted orphan drug designation for leniolisib for the treatment of activated phosphoinositide 3-kinase delta syndrome (APDS), based on a positive opinion from the Committee for Orphan Medicinal Products (COMP) of the European Medicine Agency (EMA).
In January 2022, a positive decision was made by the European Medicines Agency (EMA) on the Pediatric Investigation Plan (PIP) for leniolisib. For the registration of new medicines in Europe, biopharmaceutical companies are required to provide a PIP which outlines the strategy for investigation of a new medicinal product in the pediatric population. The positive PIP opinion from the Pediatric Committee (PDCO) is an endorsement of the clinical program to evaluate the safety and efficacy of leniolisib in patients from 1 year of age to less than 18 years of age with APDS.
In August 2022, Pharming announced the leniolisib MAA was granted accelerated assessment by EMA’s CHMP. The accelerated assessment reduces the review timeframe from 210 days to 150 days. Upon request, EMA will grant an accelerated assessment of an MAA if they decide the product is of major interest for public health, and in particular, from the viewpoint of therapeutic innovation.
The MAA is supported by positive data from a Phase II/III study of leniolisib, announced on February 2, 2022, which met its co-primary endpoints of reduction in lymph node size and increase in percentage of naïve B cells in patients with APDS. Furthermore, safety data from the study showed that leniolisib was well tolerated by participants. Also submitted as part of the MAA were data from a long-term, open-label extension clinical trial in patients with APDS treated with leniolisib.
On October 28, 2022, Pharming announced that its Marketing Authorisation Application (MAA) for leniolisib has been validated for scientific evaluation under an accelerated assessment by the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP).
In February 2023, Pharming Group announced that the EMA’s Committee for Human Medicinal Products (CHMP) decided to shift its assessment of the MAA for leniolisib to a standard review timetable. The list of questions received by Pharming from EMA included a request to submit updated data from the ongoing long-

term extension study collected after the interim analysis included in the original MAA. We anticipate that the CHMP will issue its opinion on the leniolisib MAA in the second half of 2023 and expect European marketing authorisation approximately two months later.
Additionally, Pharming announced that the first patient had been enrolled in its Phase III clinical trial evaluating the investigational drug leniolisib in children with activated phosphoinositide 3-kinase delta syndrome (APDS), at sites in the United States, Europe, and Japan. The single-arm, open-label, multinational clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in approximately 15 children aged 4 to 11 years who have a confirmed APDS diagnosis.

United Kingdom
In April 2022, the Medicines and Healthcare products Regulatory Agency (MHRA) granted Promising Innovative Medicine (PIM) designation to leniolisib for the treatment of APDS. A PIM designation is an early indication that leniolisib is a candidate for the MHRA’s Early Access to Medicines Scheme. This scheme provides an opportunity for treatment options to be used in clinical practice in parallel with the later stages of the regulatory process.
Finally, on September 30, 2022, the U.K. government took the decision to extend the European Commission Decision Reliance Procedure (ECDRP) by 12 months, until December 31, 2023. The ECDRP allows a company to submit a product that has received approval from EMA to the U.K.’s MHRA. The MHRA can grant a license relying on the EMA’s decision, thereby ensuring a less time consuming in-country review.
The extension of the ECDRP has several benefits including aligned EU and U.K. dossiers, consistent labeling across the EU and U.K., and the potential for an earlier Marketing Authorisation Approval. As such, Pharming has decided that the ECDRP procedure will be used for the application of leniolisib to the MHRA. Under ECDRP, if the submission of an application is made within five days of an EMA CHMP positive opinion, the MHRA will aim to determine a decision within a 67-day timeline. Pharming intends to file the leniolisib dossier to the U.K.’s Medicines and Healthcare products Regulatory Agency (MHRA) within five days of a positive CHMP opinion; expected in the second half of 2023.

Pediatric clinical trial
Pharming has developed a clinical plan to include children as young as one year of age. During the first half of 2022, positive decisions were received from EMA and MHRA on the Pediatric Investigation Plan (PIP) for leniolisib as a treatment for APDS in children. The leniolisib PIP includes two planned, global clinical trials in pediatric patients with APDS aged 4 to 11 with a second study in patients aged 1 to 6. These two studies will support regulatory filings worldwide.
In February 2023, Pharming announced that the first patient had been enrolled in its Phase III clinical trial evaluating the investigational drug leniolisib in children with activated phosphoinositide 3-kinase delta syndrome (APDS), at sites in the United States, Europe, and Japan. The single-arm, open-label, multinational clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in approximately 15 children aged 4 to 11 years who have a confirmed APDS diagnosis.
The second clinical trial, for pediatric patients aged 1 to 6 is anticipated to enroll its first patient in the second half of 2023.

Patent protection
In the European Economic Area, upon successful completion of the agreed PIP, leniolisib would be eligible for up to an additional two years of marketing exclusivity in the EU, on top of the ten-year EU market exclusivity after market approval as result of its EU Orphan Drug Designation.

PI3Kδ technology platform
As we continue to work towards regulatory approvals of leniolisib for APDS in Europe and the United Kingdom and pediatric indications in the U.S., we have also commenced working towards prioritizing other indications where leniolisib has the potential to deliver value for patients. PI3Kδ has been identified as an important player in a variety of disease states, and leniolisib has demonstrated an attractive, long-term efficacy, safety and tolerability profile in clinical trials conducted in both healthy volunteers and patients. This provides a solid basis for our plans for the investigation and investment in further leniolisib indications.

Discontinued non-rare disease assets

Acute Kidney Injury (AKI)
As announced at our half year results in August 2022, following an internal review of our pipeline, we have made the strategic decision to discontinue further development of the rhC1INH therapy for AKI. Two further announcements regarding this platform were made at our full year financial results. Those included the discontinuation of the cattle herd program and the Phase IIb clinical trial.

Pre-eclampsia (PE)
As announced at our half year results in August 2022, following an internal review of our pipeline, a decision was made to discontinue further developments and investment in PE.

Pre-Clinical Pipeline

OTL-105
In 2021, we entered into a license agreement with Orchard Therapeutics (Europe) Limited, or Orchard, for OTL-105, an ex-vivo autologous gene therapy for the treatment of patients with HAE due to a deficiency of C1INH. This novel approach has the potential of being curative, allowing HAE patients to live a normal life, without being dependent on acute or prophylactic use of HAE medication.
OTL-105 is based on Orchard’s platform of ex-vivo autologous gene therapy approach which is designed to use the HAE patients’ own blood stem cells and insert those cells into a working copy of the gene that is reduced in HAE. Specifically, CD34+ stem cells are isolated from the patients’ blood and transduced with a lentiviral vector encoding the human SERPING1 gene. Once these gene-corrected stem cells are returned to the patient, the stem-cell derived leukocytes start producing the corrected gene product. In pre-clinical proof of concept studies, OTL-105 expressed the SERPING-1 gene and the gene-corrected stem cells produced relevant active C1INH.
Other gene therapy approaches for the treatment of HAE target liver cells using adeno-associated viral, or AAV, vectors. Due to the continuous, slow self-renewal of liver cells and immune responses to the viral capsids, the percentage of transduced liver cells slowly decreases. Hence, it is expected that liver-directed gene therapy for HAE will not provide a permanent cure, unless the vector DNA is stably integrated into that of the liver cells. Although the liver is known to produce much of the natural C1INH, production of C1INH has also been demonstrated in other cells, including leukocytes. Ex-vivo autologous gene therapy therefore potentially provides a way to reach stable, increased production of C1INH in leukocytes to treat HAE.
Pre-clinical HAE animal studies of OTL-105 are ongoing. If the data from such studies meets scientific requirements, we expect to start IND-enabling studies in 2023.
Next-Generation Enzyme Replacement Therapies: Alpha-Glucosidase, for the treatment of Pompe Disease
We are developing a next-generation alpha-glucosidase replacement therapy for the treatment of Pompe disease. Pompe disease, also known as Acid Maltase Deficiency or Glycogen Storage Disease type II, is an inherited muscular myopathy disorder caused by the build-up of a polymer sugar called glycogen in the body’s cells. The disease affects around 1 in 40,000 people around the world, varying within different ethnic groups. Pompe disease is a rare multisystem genetic disorder that is characterized by absence or deficiency of the lysosomal enzyme alpha-glucosidase, or GAA. This enzyme is required to break down, or metabolize, the complex carbohydrate glycogen and convert it into the simple sugar glucose. Failure to achieve its proper breakdown results in massive accumulation of lysosomal glycogen in cells, particularly in cardiac, smooth, and skeletal muscle cells.

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
Our Manufacturing Facilities
Once the rabbit lines are produced, we raise them at specialized facilities that incorporate protections against contamination of their environment, high standards of animal husbandry, and security. In these facilities, the consistent and regulated handling of animals is carefully monitored. The resulting milk goes through several stage of cGMP processes. The “downstream” processes include the purification, involving standard technologies such as various chromatography and filtration steps, followed by formulation and sterile filling into lyophilized powder product in vials ready for reconstitution. We have multiple “upstream” manufacturing facilities of our own. We have renewed, at the end of 2021 the downstream manufacturing and supply agreement with Sanofi for the production of rhC1INH, the drug substance of RUCONEST® and have an agreement with BioConnection for the production of the drug product of RUCONEST®.
In 2019 we licensed Joenja® (leniolisib) from Novartis. Part of the agreement was that we had to manufacture both the drug substance as well as the drug product via our own Contract Manufacturing Organizations (CMOs). For the drug substance, Ardena has been chosen as the CMO. For the film coated tablets, Skyepharma has been chosen as the CMO. The 70 mg film coated tablet will be launched first for patients 12 years of age and older. In addition, two pediatric formulations are also being developed; the first, lower strengths tablets that also will be manufactured at Skyepharma, and the second, film coated granules that are being developed by Almac. All three CMOs are fully compliant with cGMP. The commercial product will be manufactured and tested according to validated processes and with validated methods.
As we continue to expand the capacity and range of products, it is uncertain whether and to what extent we will be able to enter into such partnerships or agreements on a timely basis and on acceptable terms. We have established a contract and supplier relationship management process to facilitate the timely onboarding of new contractors or the expansion of contracts at current contractors. Even if a partnership or agreement has been concluded, the possibility exists that these partners will fail to live up to the agreements made with them or that we are unable to maintain such agreements. A failure to develop and/or sufficiently contract additional manufacturing capacity on a timely basis could have significant, detrimental consequences for our business, to our financial position, results of operations, prospects and as result may also have a negative effect on the market price of our shares.

Our Strategy
Our vision is to be a global biopharmaceutical company, with a focus on transformative medicines in rare and ultra-rare disease spaces. Our mission is to offer innovative treatment options for patients with unmet medical needs through our fully integrated and sustainable drug development and commercialization.
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
Our Key 2022 Objectives:
•Single digit growth in Group revenues from RUCONEST® sales. Quarterly fluctuations are expected.
•Subject to a positive outcome from the FDA review, we anticipate marketing authorization in the US for leniolisib at the end of Q1 2023, with an anticipated launch and commercialization in Q2 2023.
•Subject to a positive outcome from the EMA review, we anticipate a positive opinion from the CHMP for leniolisib, followed by the issuance of an MAA by the European Commission towards the end of H1 2023. Initial commercial launches in EU markets are planned for H2 2023.
•Following an anticipated positive CHMP opinion, we intend to submit an ECDRP filing for leniolisib with the MHRA in the UK in H2 2023.
•Pharming will continue to allocate resources towards the anticipated launch and commercialization of leniolisib with the view of accelerating future growth. Investments in launch preparations and focused clinical development for leniolisib will continue to impact profit for the remainder of 2022 and throughout 2023. However, no additional financing to support the current business is expected with the continued cash flow from RUCONEST® funding these investments.
•Investment and continued focus on potential acquisitions and in-licensing of new, late-stage development opportunities and assets in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

*Size based on population and available literature (1-2 patients per million) [Begg M. Pulm Pharmacol Ther 2023 Apr;79:1022001\

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
Companies that complete clinical trials, obtain required Health Authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors may also obtain FDA, European Commission, or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development.
We anticipate that we will face increasing competition as new products and therapies enter the market and advanced technologies become available in both the HAE space and relating to upcoming pipeline projects. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient convenience, price and the availability of reimbursement from government and other third-party payors.

Global competition in HAE treatment
There are four therapies available to treat HAE attacks worldwide and an additional four to prevent attacks in the United States. These therapies have transformed the lives of HAE patients. The early years of treatment focused on limiting the consequences of attacks, and very few patients used prophylactic medications. With the improvement of prophylactic therapy, many patients now use it and have had significant benefit.
Nevertheless, patients taking prophylactic medications still experience breakthrough attacks and immediate access to an acute treatment medication is required and recommended in all HAE treatment guidelines. With two of the prophylactic medications (HAEGARDA® and TAKHZYRO®), published data reports that approximately 50% of patients still had breakthrough attacks. Furthermore, according to published data, with the oral prophylactic medication ORLADEYO® 90% of patients had breakthrough attacks. Lastly, many patients need to re-dose acute therapies that do not address the underlying C1INH deficiency.
RUCONEST®, a rhC1INH that blocks production of bradykinin, is an option for patients who continue to experience breakthrough attacks while on prophylaxis or for patients who need to re-dose other acute therapies due to relapse of their attacks. As RUCONEST® is intravenously delivered it is immediately and completely bioavailable to stop the progression of an HAE attack.
We consider several companies to be our current and future competitors in the HAE space, including, but not limited to, BioCryst, BioMarin, CSL Behring, Intellia, Ionis, Kalvista, Pharvaris and Takeda. To the extent these companies develop treatments that are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

Leniolisib competition
With regards to competition for leniolisib, we are currently not aware of any ongoing APDS development programs. However, as several programs were halted in early stage of development, these could be re-started at any time and may deliver products that, if efficacious and safe, could compete successfully against leniolisib and may significantly reduce our future market opportunity.

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
Issued patents can provide exclusivity on claimed subject matter for varying periods of time, typically starting on the date of patent grant and expiring at the end of the legal term of a patent in the country in which it is granted. From the date of filing, provisional protection is present to the scope of the later granted claims. In general, patents provide exclusionary rights for 20 years from the filing date of a non-provisional patent application in a particular country, or for a PCT international patent application, from the international filing date, assuming all maintenance fees are paid. In some instances, patent terms may be increased or decreased, depending on the laws and regulations of the country or jurisdiction that grants the patent. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A U.S. patent’s term may be lengthened by a patent term adjustment which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which is not subject to patent term adjustments in the same way as U.S. patents. When using a priority filing, the priority year can be added to the patent term of 20 years from the filing; the patent term may thus be 21 years from the priority date.
The level of protection afforded by a patent may vary and depends upon many factors, including the type of patent, the scope of its claim coverage, claim interpretation and patent law in the country or region that granted the patent, the validity and enforceability of the patent under such laws, and the availability of legal remedies in each particular country.
In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims an regulatorily approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In particular, a maximum of five and a half years of supplementary protection can be achieved in Europe for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. In the future, if and when our additional products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.
RUCONEST® has patent protection in the U.S. and E.U. until October 7, 2026, as well as biologics reference product exclusivity in the United States expiring July 16, 2026.
As of December 31, 2022, we solely owned 145 granted patents, of which 8 are U.S.-issued, and 32 pending patent applications, of which 2 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, China, Japan, Canada, Israel, Australia and New Zealand. We also have exclusive license to 144 patents and patent applications from Novartis related to leniolisib.
Our granted patents and pending patent applications include the making of C1INH in the milk of transgenic mammals. In addition, our pending patent applications also include claims for the use of C1INH in PE.
Pharming expects to have patent protection for leniolisib in APDS under the Novartis composition of matter patent (U.S. Patent No. 8,653,092, EU patent EP259097B1) and applicable patent term adjustments and extensions through July 2026 in the U.S. and EU, which we anticipate may be extended to January 2037 if we obtain a pediatric extension.
In the European Economic Area, upon successful completion of the agreed PIP, leniolisib would be eligible for up to an additional two years of marketing exclusivity in the EU, on top of the ten-year EU market exclusivity after market approval as result of its EU Orphan Drug Designation. Thus, we anticipate that the patent protection will extend beyond the marketing exclusivity.
Trademarks
We currently have registered trademarks in the EU, the United States and key international markets we intend to focus on for our Company name “Pharming” with the associated logo, “RUCONEST®” with its associated logo, as well as for Joenja® and its associated logo. We have obtained trademark protection for other marks, including ones for patient support services associated with our products. With the assistance of outside counsel we regularly assess which marks we should register and where, and we have effective systems to ensure that renewals are timely filed. We also maintain watch services and ensure that our marks are not being infringed internationally.

Government Regulation and Product Approval

United States
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA or BLA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
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
Marketing Approval
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture and controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity or biological entity, respectively, and to review and act on the submission of such. This review typically takes twelve months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.
The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.
The FDA conducts a preliminary filing review of all NDAs or BLAs within the first 60 days after submission, before accepting them, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA or BLA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
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
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. Orphan drug designation does not convey any advantage in or shorten the duration of, the regulatory review and approval process. If the FDA approves a Sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the Sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another Sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent Sponsor demonstrates its product is clinically superior. During a Sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.
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
In the U.S., the Abbreviated New Drug Application, or ANDA, contains data which is submitted to FDA for the review and potential approval of a small molecule generic drug product. Once approved, an applicant may manufacture and market the generic drug product to provide a safe, effective, lower cost alternative to the brand-name drug it references.
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
The HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.
In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain types of individuals and entities, including covered entities (health plans, health clearinghouses, and certain healthcare providers) and their business associates and their subcontractors relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates”, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specific exceptions) to report annually to the Centers for Medicare & Medicaid Services, or

CMS, information related to payments or other transfers of value made to physicians (as defined by such law) and other healthcare professionals (such as physicians assistants and nurse practitioners), teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS, as well as ownership and investment interests held by the physicians and their immediate family members.
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
The FCPA, Dutch Anti- Bribery Laws and Other Laws
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
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of The Netherlands and the United States and authorities in the EU, including, for example, applicable export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups, entities, projects or activities, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.
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
•CTA submissions, which must be approved by each Member State concerned before human clinical trials may begin;
•a positive opinion by an independent Ethics Committee in each Member State concerned;
•performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the efficacy of the proposed drug for each indication;
•submission of a MAA;
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
•EMA evaluation and opinion on the MAA; and
•granting of the Marketing Authorization, or MA, by the EC based on EMA recommendation.
Additionally, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products. Tissue engineered products are engineered cells and tissues (i.e., cells/tissues that have undergone substantial manipulation, so that biological characteristics, physiological functions or structural properties relevant for the intended regeneration, repair or replacement are achieved) that are presented has having properties for, or is used in or administered to human beings with a view to regenerating, repairing or replacing a human tissue. RUCONEST® is regulated as an ATMP in the EU.
There is, furthermore, legislation at a EU level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in human cell-based therapies, which is applicable to the manufacturing of our human blood and/or cell based products. There is national legislation in various EU Member States, which may be more restrictive than the EU legislation. Differing national requirements of the EU Member States may make setting up compliant cross border supply chains challenging.
Pharmaceutical and Preclinical Tests
Applicants that submit full applications (i.e., they are not biolosimilars or generics), must submit the results of pharmaceutical and pre-clinical tests. The pharmaceutical tests evaluate physico-chemical, biological and microbiological characteristics of the product. The pre-clinical tests consider the pharmacological and toxicological characteristics. These provide important information on the quality, safety and efficacy of the product. Such non-clinical data will form part of the MA application. Additionally, a Sponsor must submit the results of the non-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, in the CTA. Some non-clinical testing may continue even after the CTA has been granted. As discussed further below, before a clinical trial can commence, the competent authorities of the Member States in which clinical trials are performed will review the CTA and determine whether to approve the clinical trial. As such, issues with non-clinical test results may lead to competent authorities refusing to approve the clinical trials.
Clinical Trials
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the EC, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the Sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent Ethics Committee in each Member State in which the trial is conducted. The Sponsor of the clinical trial must submit an application dossier, which must include, among other things, a copy of the trial protocol, an investigator’s brochure, documentation relating to compliance with GMP and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation.
Ongoing clinical trials may continue to be governed by the previous Clinical Trial Directive. However, as of January 31, 2023 all new applications for clinical trials are governed in accordance with the Clinical Trial Regulation. The EU CTR allows Sponsors to submit one combined CTA to the Competent Authorities, or CAs, and Ethics Committees for all trial sites in EU countries intended to participate in a given trial via a centralized system. The application entails a two-part assessment process where Part 1 is the scientific assessment coordinated by a reporting member state, or RMS, and Part 2 is the member state specific ethical assessment. Clinical trial approvals for all Member States will be released as a decision following both, competent authority and Ethics Committee assessment per country (under the Directive, applications and approvals/opinions were given on a country-by-country basis. Optimally, this efficiency will condense milestones for site activations in the EU.
Medicinal products used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements also apply.
During the development of a medicinal product, the EMA and national medicinal products competent authorities within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance (also known as drugs safety) plans and risk-management programs. Such scientific advice, in accordance with EMA policy, is not legally binding with regard to any future MAA of the product concerned however it is helpful in product development and understanding EMA expectations.
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 as implemented by Regulation (EC) No. 847/2000 provides that a product can be designated as an orphan medicinal drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the applicant’s medicinal product has to be of significant benefit compared to products available for the condition.
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
The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the ten-year period if: (i) the MA holder of the authorized product consents to a second original orphan medicinal product application, (ii) the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. A company may voluntarily remove a product from the register of orphan products. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. A “similar active substance” is “an identical active substance, or an active substance with the same principal molecular structural features (but not necessarily all of the same molecular structural features) and which acts via the same mechanism. However, in the case of advanced therapy medicinal products, for which the principal molecular structural features cannot be fully defined, the similarity between two active substances shall be assessed on the basis of the biological and functional characteristics.”
Marketing Authorizations
To obtain a MA, for a product in the EU, an applicant must submit a MAA, either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU and European Economic Area, or EEA, Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients authorization through, the centralized procedure is optional on related approval.
Under the centralized procedure, the EMA’s CHMP is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.
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
For the evaluation of ATMPs such as RUCONEST®, the Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for their evaluation. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a MAA is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final opinion regarding the authorization of a product in view of the balance of benefits and risks identified. The CAT’s opinion is submitted to the CHMP for final approval, as such the CHMP may depart from the opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in an MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions of ATMPs.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human, or CMDh. If the CMDh cannot reach an agreement within 60 days, the matter is brought to the attention of the CHMP. The CHMP will forward its opinion to the European Commission, who will then make a final decision. The subsequent decision of the European Commission is binding on all EU Member States.
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
An MA granted by any route has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent national authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent national authority with a consolidated version of the eCTD, or Common Technical Document, providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. However, any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).
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
In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA to medicinal products intended for treating, preventing or diagnosing seriously debilitating or life-threatening diseases. A conditional MA can be granted if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfills an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a standard MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.
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
In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import, collectively known as MIAs. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or manufacturing and import authorization, or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in cases of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.
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
Pediatric Development
In the EU, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, covering all subsets of pediatric population, and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (for example, because the relevant disease or condition occurs only in adults). The MAA for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies (in which case pediatric clinical trials need not be performed), or a deferral has been granted (in which case the pediatric clinical trials must be completed at a later date). Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Innovative medicinal products are generally entitled to benefit from eight years of data exclusivity and and a further two years of market exclusivity (providing a total of 10 years of regulatory data protection). Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product. After this period has expired a MAA for a generic or biosimilar may be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product (i.e., until 10 years have elapsed from the initial MA for the reference product in the EU). The market exclusivity period may be extended for a further year to a maximum of 11 years from the initial MA if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
Post-approval Requirements
Similar to the post-approval process in the United States, drugs or biologics manufactured or distributed pursuant to marketing authorizations in the EU are subject to continuing regulation, including, among other things, requirements relating to periodic safety reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After authorization, changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior EMA review and/or EC approval.
Additionally, the holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
All new MAAs must include a risk management plan, or RMP, describing the risk management system that the Company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.
Advertising Regulation
In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws (as well as codes of conduct that can be enforced on members of those codes) governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.
EU Pharmaceutical Legislation Review
The European Commission is in the process of amending the EU’s general pharmaceutical legislation. Although, the updated legislation will not enter into force for a number of years, it should be noted that there will be wide ranging changes to the laws as set out above. Notably, the Commission intends to change rules on data protection/market exclusivity, orphan medicinal products and pediatric development.
Regulatory Approval in the United Kingdom
On January 31, 2020, the United Kingdom left the EU (commonly referred to as Brexit) and accordingly is no longer an EU Member State. A transition period began on February 1, 2020, during which EU pharmaceutical law remained applicable to the United Kingdom, however this period ended on December 31, 2020. After this date, EU law no longer applied. On December 24, 2020, the United Kingdom and the EU announced that they had reached agreement on the terms of their future relationship as set out in the Trade and Cooperation Agreement, or the TCA. The EU and the United Kingdom had agreed to provisionally apply the terms of the TCA, while the formal execution was still ongoing. The TCA formally entered into force on May 1, 2021. While the TCA governs tariff and quota free trade between the United Kingdom and the EU markets, it does not provide for regulatory alignment. The regulatory framework for medicinal products in the United Kingdom is predominantly derived from EU law.
As the United Kingdom is no longer an EU Member State, the United Kingdom’s participation in the European Medicines Regulatory Network has ceased and the MHRA has assumed the functions that were previously undertaken by the EU institutions for human medicines on the United Kingdom market. This is, with the exception of Northern Ireland, which, pursuant to the Protocol on Ireland/Northern Ireland has remained aligned with EU regulations; however, following the UK Government and European Commission’s political agreement in principle on the Windsor Framework, the MHRA will be responsible for all medicinal products placed on the market anywhere in the United Kingdom.. The MHRA has published detailed guidance for industry and organizations that is updated as the United Kingdom’s regulatory position on medicinal products evolves over time.
Currently, the EU centralized MAs do not apply in Great Britain but do apply in Northern Ireland. However, the Windsor Framework provides that in future all MAs in the United Kingdom (including those for Northern Ireland) will require the MHRA to grant a UK MA. As such, in addition to the pre-existing standard 210 day assessment route for national MA in the United Kingdom, at the moment the United Kingdom offers new assessment procedures to obtain marketing authorization in the United Kingdom. The procedures can lead to a marketing authorization in Great Britain (England, Scotland, and Wales), the United Kingdom, or Northern Ireland, depending on the procedure and pre-existing authorizations, as further explained below. The new assessments include:
•The European Commission Decision Reliance Procedure will be in place until December 31, 2023. It is available to MAs approved under the EU’s centralized procedure. The MHRA will review the application, CHMP assessment report, and applicant responses to the CHMP over a period of 67 days, leading to the grant of a marketing authorization in Great Britain as soon as possible after European Commission authorization. The centralized marketing authorization in the EU will currently permit the marketing of the relevant product in Northern Ireland but this will change following the Windsor Framework;
•A full assessment as a national authorization, that industry can choose for new active substances, with high-quality new MAAswith a timeline of no more than 150 days (excluding clock-off periods where further information is requested) which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements;
•The Unfettered Access Procedure for medicines already approved in Northern Ireland via the EU procedures or via the Northern Ireland national route which if successful will lead to a Great Britain marketing authorization. This procedure means that the MHRA will recognize such MAs in Great Britain within 67 days of MAA validation, unless a major objection is identified;
•The decentralized and mutual recognition reliance procedure for marketing authorizations, where the MHRA has the power to have regard to marketing authorizations previously granted nationally in a country within the EEA through the decentralized or mutual recognition procedures. Acceptable marketing authorizations are intended to be granted within 67 days of the MAA being validated by the MHRA and which will, if successful, lead to a Great Britain or United Kingdom Marketing Authorization; and
•A “rolling review”, for new active substances and biosimilars, which would allow companies to make an application in stages, throughout the product’s development, to better manage development risk which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements.
However, these may change in future due, for example, to the Windsor Framework and the changes to the EU’s general pharmaceutical legislation.

Currently, domestic UK law provides that all existing EU law in force on December 31, 2020 is retained in UK national law, subject to certain revisions that have become necessary as a result of Brexit. However, the UK Government has introduced the Retained EU Law (Revocation and Reform) Bill into Parliament, which proposes that all retained EU law will expire on December 31, 2023 (or at the latest June 23, 2026). The Bill proposes to grant certain powers to Government Ministers to make regulations in the affected areas. Since the regulatory framework in the United Kingdom covering the quality, safety and efficacy of medicinal products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU regulations, Brexit has materially impacted, and could further materially impact, the regulatory regime which applies to products and the approval of product candidates in the United Kingdom, as United Kingdom legislation has started to diverge and has the potential to diverge further from EU legislation (particularly in light of the EU’s review of its general pharmaceutical legislation). It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the United Kingdom in the long-term.

Rest of World, or ROW, Regulatory Pathways
Similar to that in the U.S. and in Europe, countries around the globe have their own Health Authority(ies), legal basis of regulation of medicinal products, and independent clinical trial and registration procedures and processes. Conformance and compliance with International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, is typically acceptable in countries worldwide with additional local particulars.
In general, from a clinical trial perspective, requirements for conduct of a trial are similar to that of the U.S. and EU and consist of a CTA and Ethics Committee review.
In both the United States and the EU, there are dedicated regulatory pathways for biosimilars, or biological medicinal products that are highly similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of inherent biological differences present in such biological systems. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from FDA or EMA detail the type of quantity of additional nonclinical, clinical and CMC data to be provided for submission of a highly similar biological product. Given the complexity of the requirements in the biosimilar route when compared to the generic drug pathway(s), there have been limited biosimilar approvals globally, however this pathway appears to be gaining momentum as innovator companies leverage the process to develop and market their own biosimilars of their own biologic product.
EU and UK Data Privacy
In May 2018, the EU General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the EEA. The GDPR imposes stringent data protection requirements for processing the information of individuals in the EEA. In the United Kingdom, the GDPR continues to form part of law in the United Kingdom following the United Kingdom’s withdrawal from the EU, as the UK GDPR, (by virtue of Section 3 of the EU (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)), thus imposing similarly stringent data protection requirements in the United Kingdom, as in the EEA. To date, the GDPR and UK GDPR have increased compliance burdens on us, such as requiring the following: processing personal data only for specified, explicit and legitimate purposes for which personal data were collected; establishing a legal basis for processing personal data; creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); introducing the obligation to carry out so-called data protection impact assessments in certain circumstances; establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles; establishing obligations to implement “privacy by design”; introducing obligations to honor increased rights for data subjects (such as rights for individuals to be “forgotten,” rights to data portability, rights to object etc. in certain circumstances); formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third party processors and joint controllers; introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority or authorities and affected individuals; and mandating the appointment representatives in the United Kingdom and/or EU in certain circumstances. The processing of sensitive personal data, such as health information, may impose heightened compliance burdens under the GDPR/UK GDPR and is a topic of active interest among foreign regulators. The GDPR/UK GDPR increases our obligations with respect to clinical trials conducted in Europe (including the EEA and United Kingdom) by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators.
The GDPR/UK GDPR also provides for more robust regulatory enforcement and greater penalties for non-compliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any non-compliant company for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.
European data protection laws, including the GDPR/UK GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU-U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU, in a case known colloquially as “Schrems II.” Following this decision, the Swiss Federal Data Protection and Information Commissioner, or the FDPIC, announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. As a result, the Swiss-U.S. Privacy Shield is no longer considered an appropriate compliance mechanism for Swiss-U.S. data transfers. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances.
Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board, or EDPB, would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the EDPB recommendations 01/2020 on measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, as last adopted on June 18, 2021 conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the U.S. Foreign Intelligence Surveillance Act applies).
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
The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard, and a draft data protection bill has recently been introduced to Parliament to reform the UK data protection legal framework.. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Further, the United Kingdom’s vote in favor of exiting the EU and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and EU, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained an EU Member State for such purposes. After December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom related to processing of personal data in substantially unvaried form and fashion under the UK GDPR. In the future, however, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. This decision permits personal data to flow freely from the EEA to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law. This adequacy decision has, however, a limited duration of four years, meaning that the decision will automatically expiry after this period. After expiry of the period, the adequacy decision will be renewed only if the United Kingdom continues to ensure an adequate level of data protection. The reform of the UK data protection regime that is currently considered will likely be decisive as to whether or not the United Kingdom can maintain its adequacy status in the future. Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from in January 2021, and is further looking into reforming its data protection framework, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations.
Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
It is possible that the GDPR or other laws and regulations relating to privacy and data protection may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices and compliance with such laws and regulations could require us to change our business practices and compliance procedures in a manner adverse to our business. We cannot guarantee that we are in compliance with all such applicable data protection laws and regulations and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations. Furthermore, other jurisdictions outside the EEA are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We cannot guarantee that we, our third-party collaborators, or our vendors are in compliance with all applicable data protection and privacy laws and regulations as they are enforced now or as they evolve. Further, for example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws. Our non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems. In addition, if we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts.
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
Pricing and Reimbursement

United States
The future commercial success of RUCONEST®, Joenja® and our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.
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
There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the ACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider RUCONEST® or our product candidates, once approved, to be cost-effective compared to other available therapies, they may not cover such products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.
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
In various EU Member States, continuous cost-cutting measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper products as an alternative apply. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including countries representing major markets. The HTA process, which is currently governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment, or the HTA Regulation. In December 2021, the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025. The Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. Entry into application of the Regulation could impose stricter and more detailed procedures to be followed by MAHs concerning conduct of HTA in relation to their products which may influence related pricing and reimbursement decisions.

Outside of the United States and EU
Middle East & Africa (MENA)
Pharming creates access to RUCONEST® in MENA via a mixture of direct sales and marketing, local partners, commercial partners and the ongoing utilization of the HAEi GAP program in certain territories. In Israel, our existing partner Kamada, has consolidated its RUCONEST® activities. In addition in 2021, we entered into an exclusive license agreement with Newbridge Pharmaceuticals for the distribution of RUCONEST® in the Middle East and North Africa (MENA).
China
Our collaboration with China State Institute of Pharmaceutical Industry (CSIPI) and the Chengdu Institute of Biological Products (CDIBP), both Sinopharm companies, continues to progress. This collaboration includes development and commercialization rights for RUCONEST® in China. The RUCONEST® manufacturing process and quality system has been transferred to Sinopharm, enabling future manufacture for China. The arrangement provides for Pharming to receive certain regulatory and manufacturing-associated milestones, and low to mid-single digit royalties from sales in China by CDIBP or other affiliates of Sinopharm.
Other markets
RUCONEST® continues to be commercialized in Colombia, Costa Rica, the Dominican Republic and Panama through our partner, Cytobioteck. We continue to assess the viability of opportunities within the Asia Pacific Region outside of China.
HAEi global access program (“HAEi GAP”)
RUCONEST® is the first therapy available under the “HAEi Global Access Program” (HAEi GAP). This program ensures that in countries where no HAE therapies are approved or otherwise available, all eligible HAE patients can have access to safe and effective treatment through their treating physician. As part of this program, several requests have been received and treatments were started in countries such as South Africa and the Democratic Republic of the Congo. It is the only known program of this type which has been initiated through a patient group (HAEi).

C. Organizational Structure
Pharming Group N.V. is a limited liability public company. Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of our significant subsidiaries at December 31, 2022 is provided in the table below:

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
In addition, in the province of Noord Brabant, The Netherlands, we occupy approximately 3,459 square meters (equivalent to approximately 37,232 square feet), of which 2405 square meters (equivalent to approximately 25,887 square feet) is production space, 926 square meters (equivalent to approximately 9,967 square feet) is office space and 128 square meters (equivalent to approximately 1,378 square feet) is used for support purposes.
At our other production facility in the province of Noord Brabant, The Netherlands, we own approximately 950 square meters (equivalent to approximately 10,226 square feet) of production, warehouse and office space.

At the (cattle) facility in the province of Zuid Holland, The Netherlands, we occupy approximately 150 square meters (equivalent to approximately 1,615 square feet) of storage space under a lease that has an expiry date of September 1, 2026. With the discontinuation of the cattle program, we are reviewing the strategic options available to the Company.
At our research and development facility near Paris, France, we occupy approximately 884 square meters (equivalent to approximately 9,515 square feet) of office space under a lease which has an expiry date of February 28, 2026. We also occupy approximately 214 square meters of laboratory space (equivalent to approximately 2,303 square feet) under a lease that expires on August 31, 2027.
In New Jersey, United States, we occupy approximately 1,732.64 square meters (equivalent to approximately 18,650 square feet) of office space under a lease that runs until 2025.
The Company invested $1.4 million and $10.7 million in 2022 and 2021 respectively, mainly in new machinery and laboratory equipment. The Company decided to have the construction of the new building at Pivot Park in Oss completed, but will no longer pursue the realization of its own downstream production capacity. We will continue to use the building for alternative purposes.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
You should read the following “Operating and Financial Review and Prospects” together with our financial statements and Notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB.
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

A. Operating Results

Overview
In 2022, we kept investing in the United States, its key market, as well as outside of the United States. There was growth in the number of doctors prescribing RUCONEST® and the number of patients using it. RUCONEST® was sold in more than 25 countries in 2022 and revenues grew inside and outside the U.S.
The Company also intensified its business development activities in 2022. Ongoing systematic search and evaluation activities for licensing or acquisition of additional late-stage assets in rare or ultra-rare diseases led to various ongoing discussions with several potential partners or M&A targets.
Preparation and investment for the launch of leniolisib were significantly intensified, as we saw an increased commercial potential for leniolisib emerging. We believe that these investments will provide a commercial transformation of the Company following the launch of leniolisib when it occurs. Research and clinical development activities were further focused as the programs related to AKI, the cattle platform, PE and COVID-19 were discontinued.

Components of our Results of Operations
Revenues
We generate revenues primarily from the sale of vials of RUCONEST®. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers.
Costs of Sales
Costs of sales consist of cost of product sales, relating to actual product sales, and inventory impairments. The impairment stems from the valuation of the inventories against lower net realizable value.
Other income
Other income is comprised of grants in the form of annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities that we conduct in those countries and the proceeds from a sale of shares in BioConnection, the contract development and manufacturing organization of which we own a minority stake.
Cost of research and development
Research and development costs relate to the preparation and initiation of our product candidates lifecycle. Development expenditures that meet the capitalization criteria are capitalized. Expenditures which do not meet these criteria are recorded as expenses through the income statement.
Cost of general and administrative activities
Consists of costs related to administration resources, service fees, legal and due diligence costs and impairment and depreciation costs for property, plant and equipment and intangible assets.
Cost of marketing and sales activities
These costs relate to all expenses incurred to commercialize a product.

Other finance expense
Other finance expense comprise primarily interest paid on our convertible bonds due 2025 and our lease liabilities and foreign currency results.
Share of net profits in associates using the equity method
Share of net profits in associates comprises the profit resulting from our investment in BioConnection. During the second quarter of 2022, Pharming entered into a share purchase agreement, following receipt of an offer for all shares in BioConnection B.V. by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 22.98% in 2022. We account for our investment in BioConnection by the equity method and do not consolidate the entity as a subsidiary.
Income tax credit (expense)
Income tax credit reflects credit/(expenses) of income tax. The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. Considering ongoing profits during the year it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During the years ended December 31, 2022, 2021 and 2020, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in The Netherlands we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid.

Results of Operations
The following table sets forth our results of operations for the periods presented.

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
Amounts in $ ‘000	2022	2021	2020
Revenues	205,622	198,871	212,174
Costs of sales	(17,562)	(21,142)	(23,539)
Gross profit	188,060	177,729	188,635
Other income	14,523	2,620	1,829
Research and development	(52,531)	(70,369)	(38,519)
General and administrative	(46,016)	(36,974)	(24,085)
Marketing and sales	(85,803)	(59,445)	(51,604)
Other Operating Costs	(184,350)	(166,788)	(114,208)
Operating profit	18,233	13,561	76,256
Fair value gain (loss) on revaluation	(1,185)	114	69
Other finance income	4,485	14,894	715
Other finance expenses	(5,463)	(6,185)	(33,308)
Finance result, net	(2,163)	8,823	(32,524)
Share of net profits (loss) in associates using the equity method	(1,083)	694	362
Profit before tax	14,987	23,078	44,094
Income tax expense	(1,313)	(7,082)	(6,348)
Profit for the year	13,674	15,996	37,746
Basic earnings per share ($)	0.021	0.025	0.058
Diluted earnings per share ($)	0.019	0.023	0.055
Comparison of the Year Ended December 31, 2022 and 2021
Revenues
Revenues increased by $6.8 million, or 3.4%, from $198.9 million for the year ended December 31, 2021 to $205.6 million for the year ended December 31, 2022. The increase in revenues was primarily a result of higher sales of RUCONEST® in the U.S. market ($200.1 million and $193.4 million in 2022 and 2021 respectively). From the second quarter onwards, we experienced quarter-on-quarter growth in 2022, both in volumes and revenues, with a growing number of patients using RUCONEST®.
Revenues in Europe remained stable at $4.9 million in 2022 from $4.9 million in 2021 in spite of facing strong prophylactic and generic competition. The Company continues to build its EU commercial infrastructure and expand into new territories. In 2022, revenue in ROW (excluding Europe) increased slightly to $0.6 million from $0.5 million in 2021.
Two U.S. customers (namely specialty wholesale companies) represent $173.6 million, or 84%, of our revenues in 2022. In 2021, the two U.S. customers represented $156.6 million, or 79%, of our revenues. These wholesale companies are specialized in distribution of pharmaceuticals in distribution of pharmaceuticals in the HAE disease.

	Years ended December 31,
Amounts in $ ‘000	2022	2021
U.S.	200,082	193,419
Europe	4,924	4,933
RoW	616	519
Total revenues	205,622	198,871

Cost of sales
Cost of sales decreased by $3.6 million, or 16.9%, from $21.1 million for the year ended December 31, 2021 to $17.6 million for the year ended December 31, 2022. Costs of sales in 2022 and 2021 amounted to $17.4 million and $19.1 million. The remainder of costs in 2022 ($0.2 million) stems from obsolescence of inventory impairment charges on inventory designated for commercial activities. These impairment charges amounted to $2.0 million in 2021.
The following table summarizes the cost of sales for the years ended December 31, 2022 and 2021.

	Years ended December 31,
Amounts in $ ‘000	2022	2021
Costs of sales	(17,398)	(19,107)
Obsolescence inventory impairments	(164)	(2,035)
Total	(17,562)	(21,142)
Gross profit
Gross profit increased $10.3 million, or 5.8%, from $177.7 million for the year ended December 31, 2021 to $188.1 million for the year ended December 31, 2022. The main reasons for this increase were the increase in sales prices, a favorable currency translation effect and favorable production results.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2022 and 2021.

	Years ended December 31,
Amounts in $ ‘000	2022	2021
U.S.	186,263	176,266
Europe	1,378	1,049
RoW	419	414
Total gross profit	188,060	177,729
Other Income
Other income increased significantly by $11.9 million, or 454.3%, from $2.6 million for the year ended December 31, 2021 to $14.5 million for the year ended December 31, 2022 as Pharming reduced its minority stake in BioConnection from 43.85% to 22.98% in April 2022. As a result of this transaction, Pharming has recognized a gain of $12.2 million. This is partly offset by a decrease in government grants on R&D projects, caused by Pharming’s renewed strategy and pipeline.
Cost of research and development
Operating expenses for research and development decreased $17.8 million, or 25.3%, from $70.4 million for the year ended December 31, 2021 to $52.5 million for the year ended December 31, 2022. The decrease in costs relates mainly to reduced share-based compensation cost and the impact of the U.S. dollar-EUR FX rate on payroll cost. Current year’s spend in leniolisib, for the treatment of activated Phosphoinositide 3-kinase Delta syndrome were higher compared to 2021. AKI and cattle costs were also higher in 2022 because of additional incurred costs associated with the discontinuation of the program. This was offset by the investment to in-license OTL-105 and impairment losses of $5.0 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients in 2021.
Cost of general and administrative activities
Cost of general and administrative activities increased $9.0 million, or 24.5% from $37.0 million for the year ended December 31, 2021 to $46.0 million for the year ended December 31, 2022. The increased costs are mainly related to the increased employee costs resulting from more staff employed, higher cost for audit, consultancy and tax advisers, and higher IT operating spend for our newly implemented ERP system, offset by lower impairment losses in relation to the cancellation of our downstream production capacity at Pivot Park in Oss.
Cost of marketing and sales activities
Cost of marketing and sales activities increased $26.4 million, or 44.3% from $59.4 million for the year ended December 31, 2021 to $85.8 million for the year ended December 31, 2022. The increased costs are mainly related to the further expansion of the commercial organization and infrastructure in both the U.S.A. and Europe, in view of the anticipated launch of leniolisib in APDS upon approval by regulatory authorities.
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
Employee benefits increased by $7.6 million, or 12.5%, from $60.8 million for the year ended December 31, 2021 to $68.3 million for the year ended December 31, 2022. The increase was primarily driven by total salary expense as a result of total number of full time employees increased to 332 in 2022 from 285 in 2021 .
The following table summarizes employee benefits for the years ended December 31, 2022 and 2021.

Amounts in $ ‘000	2022	2021
Salaries	(53,328)	(44,202)
Social security costs	(6,317)	(5,318)
Pension costs	(2,284)	(2,179)
Share-based compensation	(6,392)	(9,055)
Total	(68,321)	(60,754)
Fair value gain (loss) on revaluation
Fair value losses on revaluation increased by $1.3 million or 1139.5%. In 2022 the fair value loss of $1.2 million relates the investment in debt instruments designated as FVTPL while in 2021 the gain of $0.1 million is associated with derivatives designated as financial instruments at FVTPL.
Other finance income
Other finance income decreased by $10.4 million, or 69.9%, from $14.9 million for the year ended December 31, 2021 to $4.5 million for the year ended December 31, 2022. This decrease was primarily caused by fluctuations in the U.S. dollar versus Euro during 2022 and 2021. This had a particular impact on the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is Euro.
The following table summarizes our other finance income for the years ended December 31, 2022 and 2021.

Amounts in $ ‘000	2022	2021
Interest income	85	53
Foreign currency results	4,400	14,841
Other financial income	4,485	14,894

Other finance expenses
Other finance expenses decreased by $0.7 million, or 11.7%, from $6.2 million for the year ended December 31, 2021 to $5.5 million for the year ended December 31, 2022. This decrease is caused by currency translation effects of $0.7 million on the interest expense on the convertible bond and leases.
The following table summarizes our other finance expenses for the years ended December 31, 2022 and 2021.

Amounts in $ ‘000	2022	2021
Interest loans and borrowings	(4,736)	(5,296)
Interest leases	(622)	(795)
Other financial expenses	(105)	(94)
Other financial expenses	(5,463)	(6,185)
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method decreased $1.8 million, or 256.1%, from $0.7 million gain for the year ended December 31, 2021 to a $1.1 million loss for the year ended December 31, 2022. This is the result of decreased profits from BioConnection B.V.
Income tax expense
Income tax expense decreased by $5.8 million, or 81.5%, from $7.1 million for the year ended December 31, 2021 to $1.3 million for the year ended December 31, 2022. A lower profit before tax decreased income tax expenses by $1.9 million. The remaining decrease is mainly caused by an increase in non-taxable income of $2.3 million.
The following table summarizes Pharming’s income tax expense for the years ended December 31, 2022 and 2021.

Amounts in $ ‘000	2022	2021
Total current tax expense	(3,770)	(1)
Total deferred tax expense	2,457	(7,081)
Income tax expense	(1,313)	(7,082)
Comparison of the Year Ended December 31, 2021 and 2020
Revenues
Revenues decreased $13.3 million, or 6.3%, from $212.2 million for the year ended December 31, 2020 to $198.9 million for the year ended December 31, 2021. The decrease in revenues was primarily a result of lower sales of RUCONEST® in the U.S. market ($193.4 million and $202.7 million in 2021 and 2020 respectively). As previously announced, the progression of the COVID-19 pandemic has resulted in quarterly fluctuations in revenue due to limited access to customers and phasing of ordering patterns. In the U.S., there was a surge in COVID-19 cases at the end of 2020 and into 2021, which led to some patients pre-filling of RUCONEST® prescriptions in Q4 2020. It also resulted in the temporary closure of the majority of physician offices, causing a reduction in routine and diagnostic patient visits and a slowdown of annual renewals of prescriptions. The combination of these factors led to lower prescription refill rates by patients still using their additional RUCONEST® stock from Q4 2020 and a reduction in new patient enrollments in the first part of Q1 2021. During the remainder of the year, these trends were reversed, with a significant increase in new patient enrollments.
Revenues in Europe decreased to $4.9 million in 2021 (from $8.2 million in 2020). This decrease was mainly caused by phasing of ordering. The Company continues to build its EU commercial infrastructure and expand into new territories. In 2021, revenue in ROW (excluding Europe) decreased to $0.5 million (from $1.3 million in 2020).
Two U.S. customers (namely specialty wholesale companies) represent $156.6 million (79%) of our revenues in 2021. In 2021 the two U.S. customers represented $161.7 million (76%) of our revenues. These wholesale companies are specialized in distribution of pharmaceuticals in the HAE disease area.

	Years ended December 31,
Amounts in $ ‘000	2021	2020
U.S.	193,419	202,684
Europe	4,933	8,232
RoW	519	1,258
Total revenues	198,871	212,174
Cost of sales
Cost of sales decreased $2.4 million, or 10.2%, from $23.5 million for the year ended December 31, 2020 to $21.1 million for the year ended December 31, 2021. Costs of sales related to product sales in 2021 and 2020 amounted to $19.1 million and $23.5 million, respectively. The remainder of costs in 2021 ($2.0 million) stems from impairment charges on inventory designated for commercial activities. No such impairment charges were applicable for 2020.
The following table summarizes the cost of sales for the years ended December 31, 2021 and 2020.

	Years ended December 31,
Amounts in $ ‘000	2021	2020
Costs of sales	(19,107)	(23,539)
Obsolescence inventory impairments	(2,035)	—
Total	(21,142)	(23,539)

Gross profit
Gross profit decreased $10.9 million, or 5.8%, from $188.6 million for the year ended December 31, 2020 to $177.7 million for the year ended December 31, 2021. This was primarily the result of a reduction in sales in the U.S. and EU and the accompanying decrease in cost of sales.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2021 and 2020.

	Years ended December 31,
Amounts in $ ‘000	2021	2020
U.S.	176,266	184,024
Europe	1,049	3,534
RoW	414	1,077
Total gross profit	177,729	188,635
Other Income
Other income related to grants increased $0.8 million, or 43.2%, from $1.8 million for the year ended December 31, 2020 to $2.6 million for the year ended December 31, 2021. The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by us in those countries.

Cost of research and development
Operating expenses for research and development increased $31.9 million, or 82.7%, from $38.5 million for the year ended December 31, 2020 to $70.4 million for the year ended December 31, 2021. The costs mainly relate to investments to in-license OTL-105, preparing for and initiating the clinical studies of rhC1INH in PE and AKI, phase 2/3 study for the treatment of activated Phosphoinositide 3-kinase Delta syndrome and clinical trials on COVID-19 using the Pharming technology. The increase in costs is primarily due to costs incurred for OTL-105 of $13.1 million, impairment losses of $4.7 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients (refer to Note 9 to the consolidated Annual Financial Statements included elsewhere in this document). The remainder of the increase relates to increased payroll expenses and expenses for the clinical studies of rhC1INH in PE and AKIy, phase 2/3 study leniolisib.
Cost of general and administrative activities
Cost of general and administrative activities increased $12.9 million, or 53.5% from $24.1 million for the year ended December 31, 2020 to $37.0 million for the year ended December 31, 2021. The increased costs of general and administrative activities are mainly related to impairment losses of $5.4 million due to the cancellation of our downstream production capacity at Pivot park in Oss (refer to Note 10) and additional administration resources to support the growing commercial and operations activities of the Company and increased compliance and control costs relating to the recent U.S. Nasdaq listing.
Cost of marketing and sales activities
Cost of marketing and sales activities increased $7.8 million, or 15.2% from $51.6 million for the year ended December 31, 2020 to $59.4 million for the year ended December 31, 2021. The increased costs are mainly related to the further expansion of the commercial organization and infrastructure in both the U.S. and Europe.
Employee benefits
Employee benefits are included in research and development costs, general and administrative costs, and marketing and sales costs based on the nature of the services provided by each employee. Hence, the employee benefits are not presented in the Consolidated Statement of Income as a separate line-item but are separately disclosed in the Notes to the Consolidated Financial Statements below.
Employee benefits increased by $9.4 million, or 18.3%, from $51.4 million for the year ended December 31, 2020 to $60.8 million for the year ended December 31, 2021. The increase was primarily a result of the overall business growth across the Company.
The following table summarizes employee benefits for the years ended December 31, 2020 and 2021.

Amounts in $ ‘000	2021	2020
Salaries	(44,202)	(36,811)
Social security costs	(5,318)	(4,302)
Pension costs	(2,179)	(1,844)
Share-based compensation	(9,055)	(8,405)
Total	(60,754)	(51,362)
Other finance income
Other finance income increased by $14.2 million, or 1983.1%, from $0.7 million for the year ended December 31, 2020 to $14.9 million for the year ended December 31, 2021. This increase was primarily due to the significant increase in the exchange rate of the U.S. dollar versus the Euro during 2021. Significant favorable currency effects ($14.8 million) were incurred on the cash balances in U.S. dollars.
The following table summarizes our other finance income for the years ended December 31, 2021 and 2020.

Amounts in $ ‘000	2021	2020
Interest income	53	715
Foreign currency results	14,841
Other financial income	14,894	715
Other finance expenses
Other finance expenses decreased by $27.1 million, or 81.4%, from $33.3 million for the year ended December 31, 2020 to $6.2 million for the year ended December 31, 2021. This decrease was primarily due to the significant increase in the exchange rate of the U.S. dollar versus the Euro during 2021, as mentioned above in the section titled “Other finance income”. Furthermore, in 2020 settlement fees and expenses of $4.3 million were paid back and extinguished the loan from Orbimed Advisors completely. In 2021, no settlement fees were paid. Finally, the final milestone of the contingent consideration which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST® was triggered in Q4 2020 and paid in the second quarter of 2021 with the relating finance expenses for 2021 decreasing by $3.7 million.
The following table summarizes our other finance expenses for the years ended December 31, 2021 and 2020.

Amounts in $ ‘000	2021	2020
Loan settlement	—	(4,313)
Foreign currency results	—	(19,233)
Interest loans and borrowings	(5,296)	(5,178)
Interest leases	(795)	(766)
Contingent consideration	—	(3,744)
Other financial expenses	(94)	(74)
Other financial expenses	(6,185)	(33,308)
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method increased $0.3 million, or 91.7%, from $0.4 million for the year ended December 31, 2020 to $0.7 million for the year ended December 31, 2021. This is the result of increased profits from BioConnection B.V.
Income tax expense
Income tax expense increased by $0.7 million, or 11.6%, from $6.3 million for the year ended December 31, 2020 to $7.1 million for the year ended December 31, 2021, despite a lower profit before tax for the year 2021 compared to 2020. The increase was caused by increased foreign tax rate differential of $— million, increased changes in non-taxable income of $3.1 million, increased changes in statutory applicable tax rate affecting the deferred tax expense of $2.3 million and other smaller differences of $0.6 million. These increases are offset by a lower taxable income of $5.3 million.
The following table summarizes Pharming’s income tax expense for the years ended December 31, 2021 and 2021.

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
Some of these measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. These are defined as follows:
•EBIT – Earnings before interest and tax. Defined as profit for the year adjusted to exclude income tax (expense) and financial cost, net.
•EBITDA – Earnings before interest, tax, depreciation and amortization. Defined as profit for the year adjusted to exclude income tax (expense), financial cost, net and depreciation of property, plant and equipment and amortization of intangible assets.
•Adjusted EBITDA – Defined as profit for the year adjusted to exclude income tax (expense), financial cost, net, depreciation of property, plant and equipment, amortization of intangible assets and impairments of certain capitalized development expenses as defined.
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
The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our Annual Report for the periods indicated:

	Years ended December 31,
Amounts in $ ‘000	2022	2021	2020
Profit for the year	13,674	15,996	37,746
Income tax credit (expense)	(1,313)	(7,082)	(6,348)
Financial (cost)/income, net	(2,163)	8,823	(32,524)
EBIT	17,150	14,255	76,618
Add: Depreciation & Amortization	6,305	6,390	6,052
EBITDA	23,455	20,645	82,670
Add: Impairment(1)	4,376	10,438	—
Adjusted EBITDA	27,831	31,083	82,670

(1) The impairment charge in 2022 of $4.4 million primarily consists of impairment charges related to Right-of-Use Asset for the downstream facility in Oss of $3.9 million. The impairment charge in 2021 of $10.4 million consists of impairment charges of $5.4 million related to the cancellation of the downstream facility is Oss and $5.0 million related to a halted development program for a new form variant of RUCONEST® and a deprioritized development track of alpha-galactosidase for Fabry’s disease. For further details, refer to Note 9 and 10 in the Annual Financial Statements included elsewhere in this Annual Report.
To provide investors with additional information regarding our financial results, we have disclosed in the table below Net Debt, a non-GAAP financial measure. We have provided a reconciliation below of Non-current convertible bonds to net debt, the most directly comparable IFRS financial measure. Net debt is a useful indicator of the Company’s indebtedness, financial flexibility and capital structure because it indicates the level of debt after taking account of cash and cash equivalents within the Company’s business that could be utilized to pay down the outstanding borrowings.

	Years ended December 31,
Amounts in $ ‘000	2022	2021	2020
Non-current convertible bonds	131,618	139,007	149,727
Add: Current convertible bonds	1,768	1,879	2,040
Less: Cash and cash equivalents	(207,342)	(191,924)	(205,159)
Less: Current and non-current Restricted cash	(1,312)	(1,039)	(1,505)
Net Debt (2)	(75,268)	(52,077)	(54,897)
(2) Discounted value as per the balance sheet.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash and cash equivalents (excluding restricted cash) amounted to $207.3 million, as at December 31, 2022. We have financed our operations primarily through sales of our commercial products and the proceeds of debt and equity offerings. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.
The 2022 year-end cash balance (excluding restricted cash) of $207.3 million is expected to fund our operations for more than twelve months from the date of this report. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the United States and Europe currently generate more cash than we require for day-to-day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.

Presently, however, no further assurance can be given on either the timing or size of future profits or whether consistent net profitability can be maintained on this basis. In addition, in the event that we need to raise capital by issuing additional shares, shareholders’ equity interests may be diluted as to voting power, and their interests as to value will depend on the price at which such issues are made. We see no further need to raise capital to support our current operations, but may take an opportunity to do so in either equity issue, through an expansion of the current convertible debt or to raise debt, or through a combination of such instruments, to support an acquisition or in-licensing of additional assets, if appropriate terms can be obtained that are in the best interests of shareholders.
Cash Flows
The table below provides selected cash flow information for the years ended December 31, 2022, 2021 and 2020.

Amounts in $’000	2022	2021	2020
Net cash flows generated from operating activities	22,458	37,842	83,626
Net cash flows generated from (used in) investing activities	5,323	(21,305)	(15,629)
Net cash flows generated from (used in) financing activities	(4,982)	(27,947)	60,686
Exchange rate effects	(7,381)	(1,825)	2,128
Net change in cash and cash equivalents	15,418	(13,235)	130,811
Operating Activities
Net cash flows generated from operating activities was $22.5 million and $37.8 million for the years ended December 31, 2022 and 2021. The decrease of $15.4 million was mainly related to a decrease in profit before tax of $8.1 million, a negative impact of changes in non-cash adjustment of $10.7 million, offset by a favorable impact of working capital changes of $4.6 million.
Net cash flows generated from operating activities was $37.8 million and $83.6 million for the years ended December 31, 2021 and 2020. The decrease of $45.8 million was mainly related to the decrease of operating profit to $13.6 million for the year ended December 31, 2021 from $76.3 million for the year ended December 31, 2020. This is in line with the lower revenues and increased operating costs for the year ended December 31, 2021.
Investing Activities
Net cash flows generated from investing activities was $5.3 million and $21.3 million for the years ended December 31, 2022 and 2021. This increase of $26.6 million was primarily due to the decrease in capital expenditures from $10.7 million in the year ended December 31, 2021 to an expenditure of $1.4 million for the year ended December 31, 2022. A cash inflow of $7.3 million was recognized in 2022 associated with the disposal of our position in BioConnection B.V.
Net cash flows used in investing activities was $21.3 million and $15.6 million for the years ended December 31, 2021 and 2020. This increase of $5.7 million was primarily due to increased capital expenditures of $10.7 million and $4.7 million for the years ended December 31, 2021 and 2020. These capital expenditures mainly related to investments in new production facilities, machinery and equipment.
Financing Activities
For financing activities, we saw a net cash outflow of $5.0 million for the year ended December 31, 2022, compared from a net cash outflow from financing activities of $27.9 million for the year ended December 31, 2021. This change of $23.0 million was primarily related to the absence of contingent consideration as compared to the $25.0 million paid in 2021 related to the acquisition of all North American commercialization rights for its own product RUCONEST® from Bausch. This was offset by a decrease of $2.4 million in the amount of equity proceeds and warrants in 2022 versus 2021. There were no new loans or borrowings in 2022.

For financing activities, we saw a net cash outflow of $27.9 million for the year ended December 31, 2021, as opposed to a net cash inflow from financing activities of $60.7 million for the year ended December 31, 2020. This change of $88.6 million was primarily related to the absence of proceeds from the issuance of convertible bonds in January 2021 compared to the proceeds of $142.8 million in January 2020. In addition, in 2020, the Company repaid and extinguished the loan from Orbimed completely. No new loans and borrowings were entered into during 2021.

Sources of Liquidity
Convertible bonds
On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds to be due in 2025. The net proceeds of the issue of the bonds were used to redeem the balance of $51.0 million of the loan of Orbimed Advisors in full. The remaining balance of the net proceeds is being used to support capital expenditure in relation to the expansion of our commercialization and manufacturing infrastructure and will also serve as a funding for the launch of leniolisib, as well as for additional acquisitions and in-licensing opportunities. The bonds were issued at par and bear interest at a rate of 3.00% per annum payable semi-annually in arrears in equal installments. Unless previously converted, redeemed or purchased and cancelled, the bonds will mature on January 21, 2025. We may use a combination of resources to repay the bond such as cash generated by operating activities, bank financing and bonds. The right mix will be established when we get closer to the maturity date of the bond.
The bonds are convertible into our ordinary shares at an initial conversion price of €2.0028. This initial conversion price is subject to customary adjustment provisions. The number of ordinary shares initially underlying the bonds is 62,412,622. Any adjustment to the conversion price resulting in an increase in the number of conversion shares may require the Company to obtain further authorization from our shareholders to issue shares, grant rights to subscribe for shares and exclude pre-emptive rights. The Company has the option to redeem all of the outstanding bonds together in cash at par plus accrued interest at any time, (a) if, on or after February 13, 2023, the parity value on each of at least 20 trading days in a period of 30 consecutive trading days shall have exceeded 130% of the principal amount, or (b) if, at any time, 85% or more of the aggregate principal amount of the bonds originally issued shall have been previously converted and / or repurchased and cancelled.
The convertible bonds are comprised of two components. The first component is a financial liability, which represents our contractual obligation to deliver cash or another financial asset for payment of interest and principal, if not converted. The second component is an equity instrument as it represents a written call option granting the holder the right, for a specified period of time, to convert it into a fixed number of our ordinary shares.
The fair value of the consideration in respect of the liability components is measured at the fair value of a similar liability that does not have any associated equity conversion option (IFRS 9 paragraph 5.1.1). This is the liability component’s carrying amount at initial recognition.
The equity component is measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to $1.6 million.

C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.

D. Trend Information
See “Operating Results” in Item 5 of this Annual Report.

E. Critical Accounting Estimates
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2 of our Annual Financial Statements for the year ended December 31, 2022.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board Structure
Since December 11, 2020, we had one-tier board structure, with a single board of directors consisting of executive directors and non-executive directors. Our Chief Executive Officer, or CEO, serves as our executive director.
Our management team is comprised of our executive directors together with our executive officers and be referred to as the Executive Committee.

Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2022. Our executive directors are also executive officers.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Sijmen de Vries, MD MBA	63	Chief Executive Officer, Chair Executive Committee	2025
Executive Officers:
Anurag Relan	50	Chief Medical Officer	n/a
Jeroen Wakkerman	53	Chief Financial Officer	n/a
Mireille Sanders, MSc	54	Chief Operations Officer	n/a
Stephen Toor	51	Chief Commercial Officer and GM Americas	n/a
Ruud van Outersterp	58	Chief Ethics and Compliance Officer	n/a
Non-Executive Directors:
Paul Sekhri (6)	64	Chairperson	2023
Deborah Jorn, MBA (2)(3)	64	Vice Chairperson	2023
Barbara Yanni (2)(6)	68	Director	2024
Mark Pykett (4)	59	Director	2024
Leonard Kruimer (1)	56	Director	2025
Jabine van der Meijs (2)(5)	56	Director	2025
Steven Baert (4)(6)(7)	48	Director	2025

Notes:
(1) Chair of the Audit Committee
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee (Chair until May 2022)
(4) Chair of the Remuneration Committee (since May 2022, Member until May 2022)
(5) Chair of the Corporate Governance Committee
(6) Member of the Corporate Governance Committee
(7) Member of the Remuneration Committee since 15 March 2023
Executive Directors
Sijmen de Vries, MD MBA. Dr. de Vries has been our CEO since 2008. Dr. de Vries was reappointed by the General Meeting of Shareholders held on May 19, 2021 for another term of four years, ending at the Annual General Meeting in 2025. Prior to joining Pharming, Dr. de Vries was the CEO of 4-Antibody and Morphochem AG. Dr. de Vries also held senior business and commercial positions at Novartis, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals plc. Dr. de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK). Dr. de Vries is on the Board of Directors of our fill & finish partner BioConnection and is also a non-executive director of Midatech Pharma plc.
Executive Officers
Anurag Relan. Prior to being appointed Chief Medical Officer in June 2021, Mr. Relan has been Vice President Clinical Research and Medical Affairs, having held several roles within the Company during the past 15 years. Prior to his work at Pharming, he was in clinical practice while also teaching medical residents and students. Mr. Relan holds an MD and MPH from the University of California, Los Angeles, and a bachelor’s degree in Economics from the University of California, Berkeley.
Jeroen Wakkerman. Mr. Wakkerman has been our CFO since November 2020. From 2015 to 2020, Mr. Wakkerman served as CFO of Nutreco N.V., a global leader in animal nutrition and aqua feed. Prior to that, Jeroen served as CFO of SHV Energy N.V., as finance director at Calor Gas (UK) and has also held several financial and commercial positions at Unilever and Rabobank. Jeroen holds an MSc degree in Business Economics from the University of Groningen and is a Chartered Treasurer (UK) and a Chartered Management Accountant (UK).
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
Stephen Toor. Mr. Toor was appointed Chief Commercial Officer (CCO) in 2020. He oversees Pharming’s U.S. and ex-U.S. operations and the company’s expansion to key markets and regions globally. Prior to that, Mr. Toor served as President and General Manager of Pharming Healthcare, Inc., our U.S. subsidiary, and also oversaw the broader Americas region. Mr. Toor has over 28 years’ experience leading and managing commercial operations, brand launches and portfolios (rare disease, biologics and small molecule) in the U.S., Europe and globally. His former companies include Pharmacia/Pfizer, Schering-Plough/Merck and Valeant/Bausch Health Companies. He holds a BA (Hons) in European and American History from the Manchester Metropolitan University in the U.K.
Ruud van Outersterp. Prior to being appointed Chief Ethics and Compliance Officer on May 1, 2021, Mr. van Outersterp served as our Company Secretary from April 1, 2020. Prior to joining Pharming, Mr. van Outersterp held several senior leadership positions at ABN AMRO and its predecessors, including the positions of Global Head of Legal and Company Secretary, and as senior legal counsel at the former Dutch aircraft manufacturer Fokker. Mr. van Outersterp is also a member of the supervisory board of a healthcare institution and is a teacher at the Governance University in Driebergen in The Netherlands. He earned a Master’s in Law from the Vrije Universiteit Amsterdam.

Non-Executive Directors
Paul Sekhri. Mr. Sekhri has been the Chair of our Board of Directors (or the former Board of Supervisory Directors until December 2020) since 2016 and has served as a director since 2015. He was appointed the President and CEO and Director of vTv Therapeutics, Inc. in August 2022. Prior to joining vTv Therapeutics, Mr. Sekhri served as President and CEO of eGenesis, Inc. in 2019 and also served as President and CEO of Lycera Corp from February 2015 to December 2018. Between April 2014 and January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care at Sanofi. From May 2013 to March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd., or Teva. Before joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and CEO of Cerimon Pharmaceuticals, Inc., or Cerimon. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. His first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Currently, he is Chair of the Board of Directors of Compugen Ltd. and Longboard Pharmaceuticals, and is on the Board of Axcella Therapeutics, eGenesis, Inc., Ipsen S.A., Spring Discovery, Inc., Veeva Systems, Inc. and Oryn Therapeutics. As an avid classical music enthusiast, Mr. Sekhri is on the Boards of the Metropolitan Opera, the Knights, and is the new Chair of the Board of Young Concert Artists (YCA).
Deborah Jorn, MBA. Ms. Jorn has been on the Board of Directors since 2019. From 2016 to 2018, she was Executive Vice President of Corporate and Commercial Development at Eyepoint Pharmaceuticals, or Eyepoint. Prior to joining Eyepoint, she was Executive Vice President and Group Company Chair at Bausch Health (formerly Valeant Pharmaceuticals) where she led the dermatology, gastroenterology, and HAE businesses. Ms. Jorn was Chief Global Marketing Officer at Bausch & Lomb prior to its acquisition in 2013 by Bausch Health where she led the launch of several new products and the integration of Ista Pharmaceuticals following acquisition. Previously, she was Group Vice President of Women’s Healthcare and Fertility (2008-2010) and Allergy and Respiratory (2004-2008) at Schering Plough Corporation prior to its acquisition by Merck and Co., Inc., or Merck. Ms. Jorn was also at Johnson & Johnson as the Worldwide Vice President of Internal Medicine and Early Commercial input. She began her career at Merck and for more than 20 years held roles of progressive responsibility in various functional areas including R&D, Regulatory and Sales and Marketing. She served as a member of the Board of Directors of Orexigen Therapeutics, Inc. from May 2016 until July 2018, for Diurnal Group in 2021 and 2022 and for Viveve Medical, Inc. until March 2023.
Barbara Yanni. Ms. Yanni has served as a director since December 2020. Ms. Yanni was Vice President and Chief Licensing Officer at Merck, a pharmaceutical company, from November 2001 until her retirement in March 2014. Prior to this, she served in various roles at Merck including in corporate development, financial evaluation, and tax. Currently, Ms. Yanni serves on the board of directors of three other public biotechnology companies: Oncorus, Inc., Trevena, Inc. and Vaccinex, Inc. She is also a member of the board of directors of Mesentech, Inc., a private Canadian biotechnology company. Ms. Yanni earned a J.D. from Stanford Law School and an A.B. from Wellesley College. She also holds a Master of Law in Taxation from New York University. Before joining Merck in 1985 Barbara was a tax lawyer in New York City.
Mark Pykett. Dr. Pykett has served as a director since December 2020 and is currently President and Chief Executive Officer of the biotechnology company Myrtelle Inc. Previously, he was the Chief Scientific Officer of PTC Therapeutics. Dr. Pykett was the President and CEO of Agilis Biotherapeutics, or Agilis, from 2014 until its acquisition by PTC Therapeutics in 2018. Prior to Agilis, Dr. Pykett served as CEO of Navidea Biopharmaceuticals, President of Alseres Pharmaceuticals, President of Cygenics, and President and CEO of Cytomatrix. Currently, Dr. Pykett serves on the Board of Directors of the private companies Myrtelle, InFlectis BioSciences and Exubrion Therapeutics. He holds a PhD in Molecular Biology from the University of Pennsylvania, a VMD from the University of Pennsylvania School of Veterinary Medicine, a B.A. in Biology from Amherst College, and an MBA from Northeastern University.

Leonard Kruimer. Mr. Kruimer has more than 30 years of experience in corporate finance, planning, and strategy, including 20 years in senior executive positions in private and publicly listed biotechnology companies. Mr. Kruimer served as CFO of Crucell N.V., or Crucell, from 1997 to 2011. Prior to Crucell, he was Managing Director of Europe TIP Trailer, a GE Capital company. He was also a consultant with McKinsey & Co. and an auditor at Price Waterhouse & Company, New York. Mr. Kruimer is currently Chair of the Board at Swedish BioInvent International AB. In addition, he is a board member of both Zealand Pharma A/S in Copenhagen and Swiss based Basilea. Previously, he served as member of the Board of Directors for Calgary-based Oncolytics Biotech Inc. He is Director of AI Global Investments (Netherlands) PCC Ltd. and serves on the Investment Advisory Council of Karmijn Kapitaal. Mr. Kruimer holds a Master of Business Administration from Harvard Business School and is Certified Public Accountant in New York State.
Jabine van der Meijs. Mrs. van der Meijs has served as a Non-Executive Director since 2021. Prior to this, she served as the Executive Vice President & CFO of the Royal Schiphol Group (2017 - 2021) and worked for the Royal Dutch Shell Group for 25 years in primarily financial leadership positions, but also in HR and strategy positions in The Netherlands, Scotland, England, Brunei, and Australia. In her most recent position at Shell, she was VP Finance Projects for Shell’s Projects and Technology business. Mrs. van der Meijs is also a Non-Executive Director at V.Group Ltd (since 1 September 2022) and VFS Global AG (since 1 January 2023). Mrs. van der Meijs is a Member of the Supervisory Board of Koole Terminals Holding B.V. and a Member of the Board of Directors of Grundfos Holding A/S. Previously, Mrs. van der Meijs served as a Non-Executive Director on various boards, including Kendrion N.V., Aeroports de Paris (France) and Brisbane Airport Corporation.
Mrs. van der Meijs holds a Master of Science (Pharmacy) and a Doctor of Pharmacy (Pharm D) degree from the University of Utrecht, and she completed her professional accounting degree in the U.K. with the Chartered Institute of Management Accountants (ACMA).
Steven Baert. As of April 1, 2023, Steven Baert is the Chief People Officer and member of the Executive Committee of GE Vernova, the combined power and energy businesses of GE that are scheduled for a spin and public listing in Q1 2024. Prior to this, Steven Baert was managing director of Propuli LLC, a human capital advisory firm that provided advice to private equity and venture capital clients. From 2006 until 2021 Steven Baert worked for Novartis AG and served as Chief People Officer and member of the Executive Committee from 2024 until 2021 and held several leadership roles within that company, including Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis Oncology, Steven held senior HR positions at Bristol-Myers Squibb Co. and Unilever. Mr. Baert holds a Master of Business Administration from the Vlerick Business School, Gent, a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels. Mr. Baert also serves on the Board of WeSeeHope USA, a charity that focuses on empowering children isolated by poverty in Africa.

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
Before listing of our ADSs on Nasdaq, an updated remuneration policy, that has been aligned with the revised European Union Shareholder Rights Directive, or “SRD II”, and prevailing best practices, was adopted at the General Meeting of Shareholders. Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy.
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
EU and U.S. benchmark group:

European peers (2022 and ongoing)		U.S. peers (2022 and ongoing)
Allergy Therapeutics Worthing	Innate Pharma Marseille	Aerie Pharmaceuticals	Karyopharm Therapeutics
Alliance Pharma Chippenham	Merus Utrecht	Anika Therapeutics	Ligand Pharmaceuticals
Autolus Therapeutics London	Mithra Pharmaceuticals Liège	Clovis Oncology	MannKind
Basilea Pharmaceutica Basel	Myovant Sciences London	Coherus BioSciences	Radius Health
Bavarian Nordic Hellerup	Oxford Biomedica Oxford	Collegium Pharmaceutical	Rigel Pharmaceuticals
BioGaia Stockholm	uniQure Amsterdam	Enanta Pharmaceuticals	Supernus Pharmaceuticals
Biotest Dreieich	Valneva Saint-Herblain	Heron Therapeutics San	Travere Therapeutics
Camurus Lund	Zealand Pharma Copenhagen	Intercept Pharmaceuticals	Vanda Pharmaceuticals
Cosmo Pharmaceuticals Dublin		Ironwood Pharmaceuticals
A consistent and competitive remuneration structure, which applies across the workforce, is another core principle of our remuneration policy to promote a culture of shared purpose and performance, focusing all executive directors, executive directors and all staff members on delivering on our mission, vision and strategy and creating long-term stakeholder value.
We disclose information regarding remuneration paid to the executive and non-executive directors in our Annual Report of the Company, in line with the applicable rules and regulations. The remuneration amounts paid to executive officers are not required to be disclosed according to Dutch law. Total remuneration paid to the executive officers is $5.1 million.
Executive Directors and Officers
The remuneration packages of the executive directors and officers consist of:
•Fixed remuneration in the form of an annual base salary;
•Performance-based variable remuneration in the form of:
◦Short-term incentives, in the form of an annual bonus of cash as a percentage of the fixed component, and;
◦Long-term incentives, in the form of the grant of restricted shares; and
•Others benefits, including contribution of pension premiums, travel allowance and holiday allowance.
The respective fixed and variable remuneration elements are explained below:
Historical Remuneration
The following table reflects the remuneration amounts paid to the Executive Director in the year ended December 31, 2022:

Amounts in $ ‘000	Fixed remuneration	Short-term variable: annual bonus	Share-based payments	Post-employment benefits	Other	Total
Mr Sijmen de Vries, CEO and Executive Director	636	394	1,221	112	34	2,396
The short-term variable bonus of $0.4 million in 2022 is based on the 2022 annual salary of $0.6 million, and is paid in 2023.
The remuneration amounts paid to executive officers, other than the above mentioned individual, are not required to be disclosed according to Dutch law and accordingly are not disclosed herein.
Share Option plan
The following table gives an overview of changes in option holdings of the Executive Director in 2022, the exercise prices and expiration dates:

	January 1, 2022	Granted 2022	Exercised in 2022	Forfeited/Expired in 2022	December 31, 2022	Exercise price ($)	Expiration date
Dr. Sijmen de Vries	2,800,000	—	—	—	2,800,000	0.859	5/22/2024
Total	2,800,000	—	—	—	2,800,000

Long Term Incentive Plan
The Executive Director was eligible to participate in our Company’s Long Term Incentive Plan, or LTIP, until 2019. Under the plan, participants receive shares in our Company, the number of which is dependent upon the performance of our share price over a three-year period when compared to a peer group of European biotech companies.
The below table reflects the number of LTIP/LTI shares granted and vested over the years from 2019 to 2022 for the CEO:

	Year	Granted	Settled	Forfeited	Unvested	Reserved as at 31 December 2022
Dr. Sijmen de Vries	2022	2,363,455	—	—	—	2,363,455
	2021	1,337,888	—	—	—	1,337.888
	2020	—	—	—	—	—
	2019	201,050	(20,306)	—	(180,744)	—
An overview of the number of LTIP shares granted in 2022 and in total as well as the fair value per share award is as follows:

Participant category	2022
Non Executive members of the Board of Directors	—
Executive Members of the Board of Directors	2,363,455
Executive Committee	5,816,083
Senior managers	—
Total	8,179,538
Fair value per share award ($)	0.517
The following table provides an overview of LTIP shares granted, forfeited or issued from 2019 to 2022 as well as the number of LTIP shares reserved at December 31, 2022:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2022
Non Executive members of the Board of Directors	205,000	(18,000)	(187,000)	—
Executive Members of the Board of Directors	3,902,393	(20,306)	(180,744)	3,701,343
Executive Committee	12,549,290	(440,934)	(3,260,738)	8,847,618
Senior managers	3,572,500	(180,616)	(2,059,384)	1,332,500
Total	20,229,183	(659,856)	(5,687,866)	13,881,461
Current Year Remuneration
Fixed Compensation
The following table reflects the gross annual base salary (fixed remuneration) of the Executive Director/CEO paid in the financial year 2022:

Position	Fixed remuneration amount ($ ‘000)	Fixed remuneration amount (EUR ‘000)
CEO	636	603
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
Short-term Incentive
The individual on-target bonus for the CEO, as from the financial year 2020, has been set at 70% of the gross annual salary and for other executive directors and officers at 50% of the gross annual salary. A maximum on-target bonus of 140% of the gross annual salary applies to both the CEO and the executive officers.
Long-term Incentive
Executive directors and officers will also participate in the revised (Executive) Long Term Incentive, or LTI, program. Under this program, our ordinary shares are granted, subject to the achievement of predefined long-

term strategy oriented performance objectives and targets, which apply a defined weighting, that have been set at the start of a three-year performance period. The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AScX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted.
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
The implementation of the new three-year vesting scheme under the LTI program has a major impact on the current remuneration packages of existing executive directors and the executive officers for the period until 2023, as the first vesting of the shares granted to them is scheduled for the first quarter of 2024.
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
To mitigate the described impact, we have agreed to a one-off transition arrangement with the CEO as approved at the General Meeting of Shareholders held prior to the listing of the ADS on Nasdaq. This one-off transition arrangement provides for (i) the conversion of a total number of 8,400,000 options for the CEO into one grant for a total number of 4,200,000 shares, which vesting will be governed by the performance-based criteria of the new LTI program, and (ii) the vesting of the performance shares, granted to the CEO in 2020, in three annual tranches in the first quarter of 2021, 2022 and 2023. This arrangement will be subject to a waiver by the CEO of all (contractual and other) rights and entitlements under the share option and long-term incentive plans as of 2020. A similar one-off transition arrangement was agreed with the executive officers in 2021, as the first vesting of the shares granted to the executive officers under the new LTI plan is scheduled for the first quarter of 2024, while the executive officers are no longer entitled to the annual share options and the grant of LTIP shares effective in 2021. The restricted shares granted to the executive officers in 2021 under the one-off transition arrangement vested in two equal tranches in the first quarter of 2022 and in the first quarter of 2023, respectively.
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
Historical Remuneration of our non-executive directors
The below table provides an overview of the remuneration paid to the non-executives members of the former Board of Supervisory Directors, to the extent still in office, for the year ended December 31, 2022 . Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was was 1.0543 and 1.1860 in 2022 and 2021, respectively.

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Mr. Paul Sekhri	2022	72	42	114
	2021	77	55	132
	2020	74	59	133
Mr. Barrie Ward	2022	—	—	—
	2021	23	20	43
	2020	62	46	108
Mr. Jan Hendrik Egberts	2022	—	—	—
	2021	—	—	—
	2020	—	5	5
Mr. Juergen Ernst	2022	—	—	—
	2021	—	6	6
	2020	57	42	99
Mr. Aad de Winter	2022	—	—	—
	2021	26	21	47
	2020	65	46	111
Ms. Deborah Jorn	2022	55	32	87
	2021	64	42	106
	2020	62	40	102
Ms. Barbara Yanni	2022	53	32	85
	2021	60	36	96
	2020	35	24	59
Dr. Mark Pykett	2022	50	32	82
	2021	57	36	93
	2020	35	24	59
Ms. Jabine van der Meijs	2022	57	32	89
	2021	47	24	71
	2020	—	—	—
Mr. Leonard Kruimer	2022	57	32	89
	2021	47	24	71
	2020	—	—	—
Mr. Steven Baert	2022	55	32	87
	2021	45	24	69
	2020	—	—	—
Total	2022	399	234	633
	2021	446	288	734
	2020	390	286	676
Current Year Remuneration Non-Executive Directors
For 2020 and onwards, the non-executive directors are entitled to the following annual remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s one tier board. Non-executive directors receive an annual retainer of €45,000 ($47,444) in cash and €30,000 ($31,629) of unrestricted shares. Our Chair of the Board of Directors will receive an annual retainer of €65,000 ($68,530) in cash and €40,000 ($42,172) in unrestricted shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant.

In addition, non-executive directors receive the following committee fees:
• Audit Committee: €3,000 ($3,163) per annum in cash (Chair €9,000 ($9,489));
• Remuneration Committee: €3,000 ($3,163) per annum in cash (Chair €6,000 ($6,326)); and
• Corporate Governance Committee: €3,000 ($3,163) per annum in cash (Chair €6,000 ($6,326)).
An additional compensation of €1,000 ($1,054) per day may be paid in case of extraordinary activities, as determined by the Chair of the Board of Directors.
The below table provides an overview of the total remuneration paid to the non-executives, to the extent still in office, for the year ended December 31, 2022. Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was 1.0543 in 2022.

Amounts in $ ‘000	Fixed remuneration	Share-based payment
Mr. Paul Sekhri	72	42
Ms. Deborah Jorn	55	32
Ms. Barbara Yanni	53	32
Dr. Mark Pykett	50	32
Ms. Jabine van der Meijs	57	32
Mr. Leonard Kruimer	57	32
Mr. Steven Baert	55	32

The non-executive directors do not have an individual employment contract with us and are not entitled to participate in any benefits offered to management and staff, including but not limited to pension plans. No loans or other financial commitments will be made by or on behalf of the Company to any non-executive director.
Share ownership
Executive directors are required to acquire and hold shares in our Company. For the CEO, the value of the shares held in the Company should at least equal 400% of his or her annual base salary. For other executive directors, the value of the shares held in the Company should at least equal 200% of their respective annual base salaries.
All executive directors may decide to accrue their required minimum shareholding over time by the vesting of after-tax performance shares from the LTI, without the requirement for own purchases, provided that the minimum shareholding is reached within five years following first appointment.
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

C. Board Practices

For an overview of the foreign private issuer exemptions applicable to our Company, we refer to Item 16G “Corporate Governance” in this Annual Report.

Committees of our Board of Directors
The Board of Directors has appointed from among its non-executive members an Audit Committee, a Remuneration Committee and a Corporate Governance Committee.
Audit Committee
During the financial year 2022, the Audit Committee consisted of Mr. Kruimer (Chairperson), Ms. Jorn, Ms. Yanni and Ms. van der Meijs. The composition of our Audit Committee is consistent with the best practice provisions of the DCGC and with applicable SEC and Nasdaq regulations. The Audit Committee supports the Board of Directors in monitoring and ensuring the integrity of the Company’s financial reporting. The committee related tasks and responsibilities include, without limitation:

•the supervision and monitoring of the financial accounting process;
•the monitoring of the effectiveness of the Company’s internal management system, internal audit system, and internal risk management and control systems;
•the review of intended material financial disclosures by the Company (including the Annual Report, quarterly results and the related draft press releases);
•the review of disclosures in applicable filings as required by the U.S. Securities Act of 1933, the Exchange Act and their related rules;
•the nomination for (re)appointment or dismissal of the external auditor, the monitoring of the external auditor’s independence and the annual evaluation of the external auditor’s performance;
•the review of the external auditor’s audit plan, management letters and audit report, respectively;
•the monitoring of the Company’s funding, application of information and communication technology by the Company, including risks relating to cybersecurity, and the Company’s tax policy.
The Audit Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com.
Remuneration Committee
The composition of our Remuneration Committee is consistent with the best practice provisions of the DCGC, SEC and Nasdaq requirements. During the financial year 2022, the Remuneration Committee consisted of Ms. Jorn, Dr. Pykett and Mr. Baert. Ms. Jorn was the Chairperson of the Remuneration Committee until the closing of the Annual General Meeting, or AGM, held on May 18, 2022. Ms. Jorn transitioned the role of Chairperson to Mr. Baert at the AGM, but has remained an active member of the Remuneration Committee.The

Remuneration Committee met six times in 2022 and two times in 2021, including a combined meeting with the Corporate Governance Committee on December 8, 2022. The meeting on October 25, 2022, was held in Warren, NJ. The other meetings were held virtually.
The Remuneration Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com.
Corporate Governance Committee
During the fiscal year of 2022, the Corporate Governance Committee consisted of Ms. van der Meijs (Chairperson), Mr. Sekhri, Ms. Yanni and Mr. Baert. The composition of our Corporate Governance Committee is consistent with the best practice provisions of the DCGC, SEC and Nasdaq requirements. The main tasks performed by the Corporate Governance Committee include monitoring our compliance with the DCGC and corporate governance-related laws and regulations, monitoring and evaluating the functioning of the Board of the Directors, its committees and individual members and the recruitment and selection for nomination of new Directors (if applicable).
The Corporate Governance Committee met four times in 2022 and two times in 2021, including a combined meeting with the Remuneration Committee on December 8, 2022. The meeting on October 25, 2022 was held in Warren, NJ. The other meetings were held virtually.
The Corporate Governance Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com. The charter was evaluated in 2022 and the updated charter was approved on July 11, 2022.

D. Employees
Throughout the year 2022, we employed an average full time equivalent of 332 people, compared to 277 and 229 employees for 2021 and 2020, respectively. The increase in employees in the period from 2020 to 2022 aligns with the growth that the business demonstrated. Our business involves specific high-technology processes and requires the employment of highly skilled and motivated personnel. Therefore, it is important for us to create an attractive work environment that retains and motivates a diverse range of personnel and attracts talent in a competitive and global marketplace. None of our employees are represented by any collective bargaining unit.

Average full time equivalent	2022	2021	2020
The Netherlands	198	186	145
France	19	16	14
Germany	1	1	2
Italy	1	—	—
United Kingdom	10	5	3
United States	102	77	66
Total	332	285	229

Average full time equivalent
General and administrative	69	60	43
Research and development	186	169	136
Marketing and sales	77	56	50
Total	332	285	229

E. Share Ownership
The share ownership information with respect to Board of Directors and Executive Committee is presented in Item 7 below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:
•each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 31, 2023. Percentage ownership calculations are based on 656,348,225 ordinary shares issued and outstanding as of March 31, 2023, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that can be acquired within 60 days of March 31, 2023.
Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Pharming Group N.V, Darwinweg 24, 2333 CR Leiden, The Netherlands.
As of March 31, 2023, there were no persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.
The following table sets forth the number of our issued and outstanding common shares that are held (beneficially owned) by record holders of March 31, 2023:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:	15,452,443.00	2.35%
Sijmen de Vries, MD MBA (1)	10,941,383.00	1.66%
Mireille Sanders, MSc (2)	1,385,896.00	*
Stephen Toor (3)	1,523,280.00	*
Jeroen Wakkerman (4)	707,361.00	*
Anurag Relan (5)	735,927.00	*
Ruud van Outersterp (6)	158,596.00	*
Non-Executive Directors:	977,731.00	*
Paul Sekhri (7)	495,400.00	*
Deborah Jorn, MBA (8)	105,800.00	*
Barbara Yanni (9)	90,209.00	*
Mark Pykett (9)	90,209.00	*
Jabine van der Meijs (10)	65,371.00	*
Leon Kruimer (10)	65,371.00	*
Steven Baert (10)	65,371.00	*
.
*Represents beneficial ownership of less than one percent.
(1) Consists of 8,141,383 ordinary shares held as of April 1, 2023 and 2,800,000 exercisable share options.
(2) Consists of 260,896 ordinary shares held as of April 1, 2023 and 1,125,000 exercisable share options.
(3) Consists of 385,780 ordinary shares held as of April 1, 2023 and 1,137,500 exercisable share options.
(4) Consists of 257,361 ordinary shares held as of April 1, 2023 and 450,000 exercisable share options.
(5) Consists of 285,927 ordinary shares held as of April 1, 2023 and 450,000 exercisable share options.
(6) Consists of 78,596 ordinary shares held as of April 1, 2023 and 80,000 exercisable share options.
(7) Consists of 495,400 ordinary shares held as of April 1, 2023.
(8) Consists of 105,800 ordinary shares held as of April 1, 2023.
(9) Consists of 90,209 ordinary shares held as of April 1, 2023.
(10) Consists of 65,371 ordinary shares held as of April 1, 2023
We estimate that as of March 31, 2023, approximately 9.1% of our outstanding ordinary shares are held by 20 institutional U.S. record holders.

B. Related Party Transactions
We have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties. For further details on related party transactions with our directors or executive officers please refer to the Management section.

Transactions with BioConnection
We enter into transactions with BioConnection B.V., our fill and finish partner, in the ordinary course of business. Following a restructuring in 2022, we are holding a stake of 22.98% in BioConnection. For the years ended December 31, 2022, 2021 and 2020, we paid BioConnection $3.0 million, $3.5 million and $3.0 million respectively, for fill and finish services. At December 31, 2022, the Company was owed $0.5 million from Bioconnection for fill & finish services supplied. At December 31, 2021 the Company owed $0.1 million to Bioconnection for fill & finish services.

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
The contract with Dr. de Vries includes a third party indemnity arrangement. The service contracts with our non-executive directors, except for Mr. Sekhri, include a general indemnity.
The employment agreements with Mrs. Sanders, Mr. Toor, Mr.Wakkerman and Mr. van Outersterp do not include a contractual indemnity (and third party liability claims are therefore governed by the applicable law).

Related Party Transactions Policy
In connection with our listing on Nasdaq, we adopted a related party transaction policy, or the Related Person Policy, requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by our Board of Directors or a designated committee thereof consisting solely of independent directors, including the Audit Committee. Our Board of Directors has also established an internal procedure to periodically assess whether related party transactions (as defined under Dutch law) are entered into in the ordinary course of business and under normal market conditions. In addition, under Dutch law, we are required to disclose material transactions with a related party (as defined under Dutch law and subject to certain exceptions) that were not entered into in the ordinary course of business and/or not under normal market conditions at the time the transaction was entered into and such transactions shall be subject to the approval of our Board of Directors.
In December 2022, the Audit Committee conducted its annual review of the existing related person transactions within the meaning of the Company’s Related Person Policy. The Audit Committee concluded, based on the gathered information, that (i) each of the transactions in scope of that policy was entered into in the ordinary course of business, and (ii) without the involvement of the relevant related persons. Accordingly, the Audit Committee ratified these transactions in accordance with the prevailing policy.

C. Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements
Our consolidated financial statements are included at the end of this Annual Report, starting at page F-1. See “Item 17 — Financial Statements”.

Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business.
We successfully defended against a claim by the French Committee for Health Care Products to refund approximately €750,000 in connection with sales of RUCONEST® in 2018. The Administrative Tribunal in Paris rejected this claim in May 2022.
Currently we are not a party to any material legal or administrative proceedings.

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

B. Significant Changes
Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details
Since December 22, 2020, our ADSs, each representing ten ordinary shares of Pharming Group N.V., have been quoted on the Nasdaq Global Market under the symbol “PHAR”. Since December 21, 2009, our ordinary shares of Pharming Group N.V. have been quoted on Euronext Amsterdam under the symbol “PHARM”.

B. Plan of Distribution
Not applicable.

C. Markets
Our ADSs, each representing ten ordinary shares of Pharming Group N.V., are listed on the Nasdaq Global Market under the symbol “PHAR”.
Our ordinary shares are currently traded on Euronext Amsterdam under the symbol “PHARM”.

D. Selling Shareholders
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

C. Material Contracts

Material Agreements
Novartis Development Collaboration and License Agreement
On August 12, 2019, we entered into a License Agreement, or the Novartis License Agreement, with Novartis, pursuant to which Novartis granted to us an exclusive license to develop and commercialize leniolisib (CDZ173), a small molecule phosphoinositide 3-kinase delta, or PI3Kδ, inhibitor being developed by Novartis to treat patients with APDS. Under the terms of the Novartis License Agreement, the license is exclusive even as to Novartis and its affiliates, and we are permitted to sublicense the exclusive license. Effective May 8, 2020, Novartis merged into Novartis Pharma AG. As a result, all assets and liabilities of Novartis, including the Novartis License Agreement, became assets and liabilities of Novartis Pharma AG.
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
The Novartis License Agreement will terminate on a licensed product-by-licensed product and country-by-country basis upon the expiration of the royalty term for such licensed product in such country, and will terminate in its entirety upon the expiration of the royalty term with respect to the last licensed product then being developed, manufactured or commercialized in all countries of the territory. The royalty term ends on the last to occur of (i) the expiration of the last to expire valid claim of the licensed patents that covers such licensed product in such country; (ii) the expiration of any regulatory exclusivity for such licensed product in such country; or (iii) the ten (10) year anniversary of the first commercial sale of the licensed product in such country. Either party may terminate the agreement upon a material breach by the other party that is not cured within a specified period after receiving written notice. We have the right to terminate the agreement for any reason upon specified prior written notice to Novartis.
Orchard Research Collaboration and License Agreement
On July 1, 2021, we entered into a strategic collaboration with Orchard, to research, develop, manufacture and commercialize OTL-105, an investigational HSC, gene therapy for the treatment of HAE. Under the terms of the collaboration we were granted worldwide rights to OTL-105 and will be responsible for clinical development, regulatory filings and commercialization of the investigational gene therapy, including associated costs. Orchard will support the completion of IND-enabling activities and oversee manufacturing of OTL-105 during pre-clinical and clinical development, which will be funded by us. In addition, both companies will explore the application of non-toxic conditioning regimen for use with OTL-105 administration. We paid an upfront payment of $17.5 million comprising of $10 million in cash and a $7.5 million equity investment at a premium to Orchard’s share price. Orchard is also eligible to receive up to $189.5 million in development, regulatory and sales milestones as well as mid-single to low double-digit royalty payments on future worldwide sales.

D. Exchange Controls
Under the existing laws of The Netherlands, there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to EU regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott, anti-money-laundering or anti-terrorism regulations and similar rules. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of The Netherlands to hold or vote shares.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax considerations to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax considerations, any U.S. federal non-income tax considerations such as estate or gift tax considerations, alternative minimum tax considerations, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451 (b) of the Code, and tax considerations applicable to U.S. Holders subject to special rules, such as:
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
•S corporations, partnerships, or other entities or arrangements classified as partnerships or pass-throughs for U.S. federal income tax purposes (and investors therein);
•tax-qualified retirement plans;
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
•an individual who is a citizen or resident of the United States;
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
Passive Foreign Investment Company Rules
A non-U.S. corporation will be classified as a PFIC, for any taxable year in which, after applying certain look-through rules, either:
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
Based on the estimated composition of our income, assets, operations and market capitalization for 2022, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2022. However, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (b) the U.S. Holder (i) makes a “QEF Election” (defined below) or (ii) is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (a) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (b) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

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
If a U.S. holder makes a QEF Election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. If a U.S. holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF Election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the holder’s income. If a U.S. holder has made a QEF Election with respect to its ordinary shares, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF Election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.

If we are a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, such U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on a “qualified exchange”. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ordinary shares or ADSs.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (a) the U.S. Holder is a corporation or other exempt recipient or (b) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or certification of other exempt status that it is not subject to backup withholding, unless the U.S. Holder otherwise establishes that it is exempt from such rules.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 may be required to file an information report on IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

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
Please note that this summary does not describe the Dutch tax consequences for:
i.holders of ordinary shares or ADSs if such holders, and in the case of individuals, such holder’s partner or certain of its relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly, holds (a) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (b) rights to acquire, directly or indirectly, such interest; or (c) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
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
iii.pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which The Netherlands has agreed to exchange information in line with international standards; and
iv.holders of ordinary shares or ADSs who are individuals for whom the ordinary shares or ADSs or any benefit derived from the ordinary shares or ADSs are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).
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
•an amount equal to the par value of ordinary shares or ADSs issued or an increase of the par value of ordinary shares or ADSs, to the extent that it does not appear that a contribution recognized for Dutch dividend withholding tax purposes has been made or will be made; and
•partial repayment of the paid-in capital, recognized Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (a) the general meeting has resolved in advance to make such repayment and (b) the par value of the ordinary shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the company’s Articles of Association.
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
F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.
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
Documents concerning our Company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 10 Independence Blvd, Suite 401, Warren, New Jersey 07059.

I.Subsidiary Information
Not Applicable.

J. Annual Report on Security Holder
Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures about Market Risk
Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board of Directors is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. Refer to Note 24 of the Annual Financial Statements.

Item 12. Description of Securities Other than Equity Securities

A.Debt Securities
Not applicable.

B. Warrants and Rights
Not applicable.

C. Other Securities
Not applicable.

D. American Depositary Shares
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
The following additional charges will also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•a fee of $0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
•an aggregate fee of $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and will be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year);
•a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges will be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
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
•cable, telex and facsimile transmission and delivery charges incurred at holders’ request in connection with the deposit or delivery of shares, ADRs or deposited securities;
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

The depositary reimburses the Company for certain expenses incurred by the Company that are related to the maintenance of the ADR program upon such terms and conditions as the Company and the depositary agree from time to time. The depositary may make available to the Company a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the depositary may agree from time to time.

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
Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described below, our CEO and our CFO have concluded that our disclosure controls and procedures were not effective as of December 31, 2022.

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
Internal Control over Financial Reporting
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As previously identified and disclosed in the prior year, we continue to have material weaknesses across each of the five components of the COSO framework at the entity level and accordingly, across our business and IT processes. The material weaknesses identified are the following:

•Control Environment - We did not maintain an effective control environment with the structure necessary for effective internal controls over financial reporting. We did not exercise sufficient oversight in order to design and operate effective internal controls.

•Risk Assessment – Our risk and internal control framework is in development and accordingly, we did not identify, implement and operate the controls necessary to respond to the risks of material misstatement.

•Control Activities – The designed and implemented control activities were not sufficient to address all the identified risks of material misstatements. In addition, where control activities are dependent on Information Used in a Control, the Company did not perform controls to determine the completeness and accuracy of such information.

•Information and Communication – Our controls over our IT systems were not effective in ensuring that the information used in financial reporting was timely, accurate, complete, protected and verifiable and we did not have sufficient processes and controls in place to enable appropriate disclosure of such information in our financial reporting processes.

•Monitoring – As the risk assessment and internal control framework are in development, we did not have sufficient controls in place to monitor control activities and identify control deficiencies.
Remediation plan
We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. We are in the process of developing a risk assessment framework which outlines our key processes and controls for all risk of material misstatements. We are actively working on implementing key controls and have put in place an implementation plan.
In addition, during 2022, we have hired a risk and control officer and continued to invest in the finance and other departments to support internal control improvements. We have also implemented several additional entity level controls and general IT controls.
Despite the improvements that have been made and several entity-level controls and general IT controls that have been implemented during the year, they were not yet sufficient to fully address all the principles in the COSO components.
We have developed an internal control plan and have been working towards the goal of effective controls over financial reporting. The plan is based on a phased approach, in which 2022 has been dedicated to further developing the internal control framework, setting up process narratives, and implementing SAP as ERP system which will be used as the foundation for implementing controls. We believe that this structured and phased approach is essential in order to establishing effective internal controls over financial reporting in a sustainable manner, which will also enable us to support and adapt to the Company’s continuous growth path.
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

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pharming Group N.V. and subsidiaries (the “Company”) as at December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2022, of the Company and our report dated April 4, 2023, expressed an unqualified opinion on those financial statements.

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
The following material weaknesses have been identified across each of the five components of the COSO framework at the entity level and across the business and IT processes as included in management's assessment:

•Control Environment - The Company did not maintain an effective control environment with the structure necessary for effective internal controls over financial reporting. The Company did not exercise sufficient oversight in order to design and operate effective internal controls.

•Risk Assessment – The Company's risk and internal control framework is in development and accordingly, the Company did not identify, implement and operate the controls necessary to respond to the risks of material misstatement.

•Control activities – The designed and implemented control activities were not sufficient to address all the identified risks of material misstatements. In addition, where control activities are dependent on Information Used in a Control, the Company did not perform controls to determine the completeness and accuracy of such information.

•Information & Communication – The Company's controls over the IT systems were not effective in ensuring that the information used in financial reporting was timely, accurate, complete, protected and verifiable and the Company did not have sufficient processes and controls in place to enable appropriate disclosure of such information in the financial reporting processes.

•Monitoring – As the risk assessment and internal control framework are in development, the Company did not have sufficient controls in place to monitor control activities and identify control deficiencies.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte Accountants B.V.
Amsterdam, The Netherlands
April 4, 2023

D. Changes in Control over Financial Reporting
Other than as discussed above in Item 15.A, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. Reserved

Item 16 A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Leonard Kruimer, the Chairman of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq. Mr. Kruimer is independent, as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq.

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
During the meeting held on July 11, 2022, the Corporate Governance Committee reviewed the updated Code of Conduct, which included input from a cross-functional consultation by Business Integrity. The input resulted in realignment of our Code of Conduct to our purpose and mission, updates of several chapters with our latest policies such as Third Party Compliance Policy, Anti-Fraud Policy and amendments inline with the latest Privacy Guidelines, as well as establishing an investigations procedure. The Corporate Governance Committee also delivered input and recommended the Board of Directors to approve the updated Code of Conduct. The Board approved the Code of Conduct during its meeting on August 3, 2022.
The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Conduct for members of our Executive Committee or Board of Directors will be made available only after approval by our Executive Committee and will be disclosed on our website promptly following the date of such amendment or waiver.

Item 16 C. Principal Accountant Fees and Services
Deloitte Accountants B.V., or Deloitte, has served as our independent registered public accounting firm for 2022 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Amounts in $ ‘000	2022	2021
Audit Fees	(1,357)	(1,201)
Audit Related Fees	—	(16)
Total	(1,357)	(1,217)

“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the SEC. For the fiscal year ended December 31, 2022, and 2021, the aggregate fees billed for audit services by Deloitte were $1.4 million and $1.2 million, respectively.
“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures.

“Tax Fees” consist of tax consultations, such as advice in connection with employees’ taxation arising from share-based compensation. For the fiscal years ended December 31, 2022 and 2021, there were no fees billed for tax compliance and tax planning by Deloitte.
“All Other Fees” consist of advisory services such as the adoption or application of IFRS. For the fiscal years ended December 31, 2022 and 2021, there were no fees billed by Deloitte. for other non-audit professional services.
Pre-Approval Policies and Procedures
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The Audit Committee reviewed and discussed the external auditor’s 2022 audit plan (including proposed fees) - both in April and December - and the draft management letters submitted by the external auditor. The Audit

Committee approved the 2022 audit plan at the meeting held on August 3, 2022. The 2022 Audit Plan and the draft management letters were also shared and discussed with the full Board of Directors.
In accordance with the Audit Committee Charter, as published on the Company’s website www.pharming.com/aboutus/corporategovernance, the Audit Committee monitors compliance with the Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm. Accordingly, the Audit Committee shall pre-approve all audit services to be provided to the Company, and all other services (review, attest and non-audit) to be provided to the Company by the external auditor, to the extent permitted under applicable law, provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. The Audit Committee did not have to approve non-audit services by Deloitte in 2022.
In March 2022, the Audit Committee evaluated the performance of Deloitte and its duties as external auditor for the financial year 2021. Deloitte was appointed by the general meeting of shareholders held on May 19, 2021, as external auditor for the financial years 2021 and 2022. The Audit Committee discussed during its meeting on March 14, 2023, the outcome of the evaluation and the performance of Deloitte and its duties as external auditor for the financial year 2022. The evaluation resulted in an overall positive outcome and the Audit Committee, taking into account the positive outcome of the evaluation for 2021, recommended to the Board of Directors to nominate Deloitte to the General Meeting of Shareholders scheduled for May 17, 2023, for reappointment as external auditor for the financial years 2023 and 2024.
During its meeting on April 4, 2022, the Audit Committee discussed and confirmed, the independence of the external auditor.

Item 16 D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16 F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16 G. Corporate Governance

Foreign Private Issuer Exemption
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we have chosen, or may decide to choose, to take advantage of the following limited exemptions:
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

•Exemption from the requirement that our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (a) independent directors constituting a majority of our board of director’s independent directors in a vote in which only independent directors participate, or (b) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.
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
We comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Dutch requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
For an overview of some specific differences between corporate governance principles for a Netherlands public company, such as us, and those that are applicable to a Delaware corporation, see “Description of Securities” filed as Exhibit 2.1 to this Annual Report. This also summarizes our implementation of the corporate governance principles in accordance with Dutch law and the Dutch Corporate Governance Code. Finally, reference is made to the sections “Organizational Structure” and “Directors and Senior Management” for more details on our group structure and corporate governance structure. All referenced sections are incorporated in this section by reference.

Nasdaq Diversity Disclosure

Board Diversity Matrix (As of March 27, 2023)
Country of Principal Executive Offices:	The Netherlands
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	1
Did Not Disclose Demographic Background	1

Item 16 H. Mine Safety Disclosure
Not applicable.

Item 16 I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

Item 17. Financial Statements
See Item 18.

Item 18. Financial Statements

See pages F‑1 through F‑63 of this Annual Report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1
Amended and Restated Articles of Association of Pharming Group N.V. effective as of December 11, 2020 (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#

1.2	Board Rules of Pharming Group N.V. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#
2.1	Description of Securities
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.4	Trust Deed constituting €125,000,000 3.00 per cent Convertible Bonds due 2025, dated as of January 21, 2020, by and between the registrant and BNY Mellon Corporate Trustee Services Limited.
4.1	Revised Stock Option Plan for Employees (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
4.2
Revised Stock Option Plan for Employees as amended and restated (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-260557) filed with the SEC on October 28, 2021).#

4.3	Long Term Incentive Plan as amended and restated on October 26, 2022
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

Pharming Group N.V.
/s/ Sijmen de Vries, MD MBA
——————————————
By: Sijmen de Vries, MD MBA
Title: Chief Executive Officer
Date: April 5, 2023

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2022, 2021, and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pharming Group N.V. and subsidiaries (the “Company”) as at December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 04, 2023 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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
Revenues and trade and other payables. Rebate Accruals in the U.S. - Refer to Notes 2.4, 2.5, 4 and 18 to the Financial statements
Critical Audit Matter Description
The Company recognized revenues from product sales in the United States totaling $200 million for the year ended December 31, 2022, and a payable of $10.5 million relating to government and other rebate programs as at December 31, 2022. The sales in the United States are subject to rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers, which are referred to as gross-to-net adjustments, mainly U.S. Medicaid (“U.S. revenue rebates”). These are accounted for on an estimated basis.

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
Financial Assets – Investment in BioConnection Investments B.V. - Refer to Notes 2.4, 2.5 and 12.2 to the Financial statements
Critical Audit Matter Description
The Company recognized the preference share on its investment in the associate BioConnection Investments B.V. for an amount of USD 6.8 million as at December 31, 2022. The preference share was obtained during the second quarter of 2022, when the Company entered into a share purchase agreement, following receipt of an offer for all its shares in BioConnection B.V. by Gimv Nederland Holding B.V. (“Gimv”), an European investment company listed on Euronext Brussels. The existing shareholders (including the Company) reached an agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V., by means of ordinary shares and a preference share.
The Company made an assessment on the accounting treatment of the agreement and concluded that the preference share be classified as an investment in debt instruments designated as at fair value with changes through profit and loss (FVTPL).
To determine the fair value of the preference share, the Company used the option pricing model which requires management to make significant estimates and assumptions related to underlying equity value, strike price, time to maturity, risk free rate, expected volatility and dividend yield of the underlying equity. Changes in these assumptions could have a significant impact on the fair value of the preference share.
Given the significant judgments made by management to estimate the fair value of the preference share, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions, required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists. Therefore, we identified the accounting treatment of the preference share as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures, related to the methodology and assumptions used by management to estimate the fair value of the preference share included the following, amongst others:
•We evaluated the reasonableness of management’s revenue and operating margin forecasts used to estimate the underlying equity value by comparing the forecasts to:
◦actual historical revenues and operating margins; and
◦internal communications to management and the Board of Directors.

•We evaluated the reasonableness of management’s assumptions regarding time to maturity by comparing the estimate to:
◦contractual supporting documentation;
◦internal communications to management and the Board of Directors; and
◦external information regarding lead times for IPO processes.

•We evaluated the impact of changes in management’s estimates and forecasts from the initial determination as at the transaction date (April 1, 2022) and December 31, 2022.

•With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) valuation assumptions, namely strike price, risk free rate, expected volatility and dividend yield and (3) underlying information by:
◦testing the source information underlying the determination of the main assumptions and the mathematical accuracy of the calculation; and
◦developing a range of independent estimates of the main assumptions and comparing those to the ones selected by management.

/s/ Deloitte Accountants B.V.
Amsterdam, The Netherlands
April 4, 2023
We have served as the Company’s auditor since 2019.

CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31,

Amounts in $ ‘000	Notes	2022	2021	2020
Revenues	4	205,622	198,871	212,174
Costs of sales	6	(17,562)	(21,142)	(23,539)
Gross profit		188,060	177,729	188,635
Other income	5	14,523	2,620	1,829
Research and development		(52,531)	(70,369)	(38,519)
General and administrative		(46,016)	(36,974)	(24,085)
Marketing and sales		(85,803)	(59,445)	(51,604)
Other Operating Costs	6	(184,350)	(166,788)	(114,208)
Operating profit		18,233	13,561	76,256
Fair value gain (loss) on revaluation		(1,185)	114	69
Other finance income	7	4,485	14,894	715
Other finance expenses	7	(5,463)	(6,185)	(33,308)
Finance result, net		(2,163)	8,823	(32,524)
Share of net profits (loss) in associates using the equity method	12	(1,083)	694	362
Profit before tax		14,987	23,078	44,094
Income tax expense	8	(1,313)	(7,082)	(6,348)
Profit for the year		13,674	15,996	37,746
Basic earnings per share ($)	25	0.021	0.025	0.058
Diluted earnings per share ($)	25	0.019	0.023	0.055
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31,

Amounts in $ ‘000	Notes	2022	2021	2020
Profit for the year		13,674	15,996	37,746
Currency translation differences	26	(10,349)	(14,802)	14,956
Fair value remeasurement investments	26	(705)	(2,283)	—
Items that may be subsequently reclassified to profit or loss		(11,054)	(17,085)	14,956
Other comprehensive income (loss), net of tax		(11,054)	(17,085)	14,956
Total comprehensive income (loss) for the year		2,620	(1,089)	52,702
The Notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at December 31,

Amounts in $ ‘000	Notes	2022	2021
Non-current assets
Intangible assets	9	75,121	83,834
Property, plant and equipment	10	10,392	13,222
Right-of-use assets	11	28,753	19,943
Long-term prepayments		228	194
Deferred tax assets	8	22,973	21,216
Investment accounted for using the equity method	12	2,501	7,201
Investments in equity instruments designated as at FVTOCI	12	403	1,449
Investment in debt instruments designated as at FVTPL	12	6,827	—
Restricted cash	13	1,099	812
Total non-current assets		148,297	147,871
Current assets
Inventories	14	42,326	27,310
Trade and other receivables	15	27,619	29,983
Restricted cash	13	213	227
Cash and cash equivalents	13	207,342	191,924
Total current assets		277,500	249,444
Total assets		425,797	397,315

Equity
Share capital		7,509	7,429
Share premium		462,297	455,254
Other reserves		(8,737)	3,400
Accumulated deficit		(256,431)	(273,167)
Shareholders’ equity	26	204,638	192,916
Non-current liabilities
Convertible bonds	16	131,618	139,007
Lease liabilities	17	29,843	18,456
Other financial liabilities	22	—	165
Total non-current liabilities		161,461	157,628
Current liabilities
Convertible bonds	16	1,768	1,879
Trade and other payables	18	54,465	42,473
Lease liabilities	17	3,465	2,419
Total current liabilities		59,698	46,771
Total equity and liabilities		425,797	397,315
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in $ ‘000	Notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2020		7,226	441,951	8,926	(340,715)	117,388
Profit for the year		—	—	—	37,746	37,746
Other comprehensive income (loss) for the year	26	—	—	14,956	—	14,956
Total comprehensive income (loss) for the year		—	—	14,956	37,746	52,702
Other reserves	26	—	—	732	(732)	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	2,361	2,361
Share-based compensation	19, 26	—	—	—	6,537	6,537
Bonuses settled in shares	26	—	51	—	—	51
Value conversion rights of convertible bonds	26	—	—	—	1,605	1,605
Warrants exercised/ issued	26	1	89	—	—	90
Options exercised / LTIP shares issued	26	85	5,039	—	(2,423)	2,701
Total transactions with owners, recognized directly in equity		86	5,179	732	7,348	13,345
Balance at January 1, 2021		7,312	447,130	24,614	(295,621)	183,435
Profit for the year		—	—	—	15,996	15,996
Other comprehensive income (loss) for the year	26	—	—	(17,085)	—	(17,085)
Total comprehensive income (loss) for the year		—	—	(17,085)	15,996	(1,089)
Legal reserves	26	—	—	(4,129)	4,129	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(1,853)	(1,853)
Share-based compensation	19, 26	—	—	—	9,056	9,056
Bonuses settled in shares	26	—	—	—	—	—
Value conversion rights of convertible bonds	26	—	—	—	—	—
Warrants exercised/ issued	26	1	80	—	—	81
Options exercised / LTIP shares issued	26	116	8,044	—	(4,874)	3,286
Balance at Total transactions with owners, recognized directly in equity		117	8,124	(4,129)	6,458	10,570
Balance at 31 December 2021		7,429	455,254	3,400	(273,167)	192,916
Profit for the year		—	—	—	13,674	13,674
Other comprehensive income (loss) for the year	26	—	—	(11,054)	—	(11,054)
Total comprehensive income (loss) for the year		—	—	(11,054)	13,674	2,620
Legal reserves	26	—	—	(1,083)	1,083	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	430	430
Share-based compensation	19, 26	—	—	—	6,392	6,392
Bonuses settled in shares	26	—	—	—	—	—
Value conversion rights of convertible bonds	26	—	—	—	—	—
Warrants exercised	26	—	—	—	—	—
Options exercised / LTIP shares issued	26	80	7,043	—	(4,843)	2,280
Balance at Total transactions with owners, recognized directly in equity		80	7,043	(1,083)	3,062	9,102
Balance at December 31, 2022		7,509	462,297	(8,737)	(256,431)	204,638
The Notes are an integral part of these financial statements.

During 2022, the Company changed the presentation of the consolidated statement of changes in equity whereby the components of other reserves is included in note 26.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31,

Amounts in $ ‘000	Notes	2022	2021	2020
Profit before tax		14,987	23,078	44,094
Non-cash adjustments:
Depreciation, amortization, impairment of non-current assets	6,9,10,11	13,188	19,610	8,314
Equity settled share based payments	19	6,392	9,056	6,537
Gain on disposal of investment in associate	5	(12,242)	—	—
Fair value gain (loss) on revaluation	12	1,185	(114)	(69)
Other finance income	7	(4,485)	(14,906)	(713)
Other finance expenses	7	5,463	6,196	33,308
Share of net profits in associates using the equity method	12	1,083	(694)	(362)
Other		(1,576)	524	(1,624)
Operating cash flows before changes in working capital		23,995	42,750	89,485

Changes in working capital:
Inventories	14	(15,016)	(6,153)	(4,934)
Trade and other receivables	15	2,364	5,918	(7,040)
Payables and other current liabilities	18	11,992	(5,193)	7,019
Restricted cash	13	273	467	1,039
Total changes in working capital		(387)	(4,961)	(3,916)

Interest received	7	85	53	715
Income taxes paid	8	(1,235)	—	(2,658)

Net cash flows generated from (used in) operating activities		22,458	37,842	83,626
Capital expenditure for property, plant and equipment	10	(1,376)	(10,739)	(4,657)
Investment intangible assets	9	(601)	(3,447)	(9,060)
Proceed from sale of Investment associate	12	7,300	—	(329)
Investment in equity instruments designated as at FVTOCI	12	—	(4,589)	—
Acquisition of license	9	—	(2,530)	(1,583)
Net cash flows generated from (used in) investing activities		5,323	(21,305)	(15,629)
Repayment on loans and borrowings		—	—	(57,231)
Payment on contingent consideration		—	(25,000)	(20,722)
Payment of lease liabilities		(3,311)	(3,217)	(2,186)
Proceeds of issued convertible bond	16	—	—	142,825
Transaction costs related to issued convertible bond	16	—	—	(2,649)
Interests on loans	16, 17	(3,952)	(4,448)	(2,142)
Proceeds of equity and warrants		2,281	4,718	2,791
Net cash flows generated from (used in) financing activities		(4,982)	(27,947)	60,686

Increase (decrease) of cash		22,799	(11,410)	128,683
Exchange rate effects		(7,381)	(1,825)	2,128

Cash and cash equivalents at 1 January	13	191,924	205,159	74,348

Total cash and cash equivalents at December 31		207,342	191,924	205,159

The Notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.CORPORATE INFORMATION
Pharming Group N.V., hereafter “the Company”, “the Group” or “Pharming”, is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing a portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
The consolidated financial statements of Pharming for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the Board of Directors on April 4, 2023. The financial statements are subject to adoption by the Annual General Meeting of shareholders, which has been scheduled for May 17, 2023.
The headquarters and registered office of Pharming Group N.V. are located at:

Darwinweg 24
2333 CR Leiden
The Netherlands
2.ACCOUNTING PRINCIPLES AND POLICIES
2.1.BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of our activities and the results achieved and have been prepared on a going concern basis.
Management exercises its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.5.
These financial statements are presented in U.S. dollars, or $, and rounded to the nearest thousand U.S. dollars ($ ‘000), unless otherwise stated.
Going Concern
In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. These consolidated financial statements have been prepared for the Group as a going concern.
The 2022 year-end cash balance (including restricted cash) of $208.7 million is expected to fund the Company for more than twelve months from the date of this report.
So far, we have not experienced any noteworthy disruption to our supply chain and none of the Company’s (external) production facilities/sales locations have been closed. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the United States and Europe currently generate more cash than the Company requires for day to day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
The Board of Directors anticipate significant investments in the preparations of the launch of leniolisib, expected in 2023. These investments will have a negative effect on the profit in 2023. Consequently, the Company expects the cash and cash equivalents to reduce during the year as the Company invests in its future. Expected revenue for leniolisib, if approved, will increase significantly from 2023 and onwards. The Company remains confident in the robustness of RUCONEST® sales, in the expansion of its pipeline and the addition of leniolisib, if approved for the treatment of APDS.
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
Overall, based on the outcome of this assessment, our 2022 financial statements have been drawn up on the basis of a going concern assumption.

2.2New and revised IFRS standards
The Company applied for the first-time certain amendments, which are effective for annual periods beginning on or after January 1, 2022 as disclosed below.
•Amendments to IFRS 3: Reference to the conceptual framework;
•Amendments to IAS 16: Property, plant and equipment - Proceeds before intended use;
•Amendments to IAS 37: Onerous contracts - cost of fulfilling a contract;
•Amendments included in the Annual Improvements to IFRS Accounting Standards 2018-2020 Cycle relating to IFRS 1, IFRS 9, IFRS 16 and IAS 41.
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
•Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.
For the purpose of presenting consolidated financial statements in U.S. dollars, the assets and liabilities of the Group’s operations having Euro as functional currency are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve.
The EUR/$ exchange rate applied at December 31, 2022, December 31, 2021 and December 31, 2020 was 1.0667, 1.1334 and 1.228 respectively. The average exchange rate applied in 2022, 2021 and 2020 was 1.0543, 1.1860 and 1.1426 respectively.
Distinction between current and non-current
An item is classified as current when it is expected to be realized (settled) within 12 months after the end of the reporting year. Liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting year.
Intangible assets acquired separately
Intangible assets, or IFA, acquired separately are measured at historical cost. The cost of intangible assets acquired in a business combination is recognized and measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible assets may be impaired and at the end of each reporting period. The estimated useful lives, residual values and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. Changes in the expected useful life, according to the straight-line method, or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the relevant expense category consistent with the function of the intangible asset.
Intangible assets are also recognized through the capitalization of certain types of expenditure, including particularly pharmaceutical research and development expenses. These are discussed in more detail under the “Internally-generated intangible assets – research and development expenditure” section of this Note.
The remaining amortization periods for intangible assets at December 31, 2022 are:

Amortization period
Category	Description	Total	Remaining
Transgenic technology	Patents and licenses	6 to 10 years	Divested
RUCONEST® for HAE (EU)	Development costs	10 years	Fully amortized
RUCONEST® for HAE (U.S.)	Re-acquired commercial rights	20 years	14 years
RUCONEST® for HAE (EU)	Re-acquired commercial rights	12 years	9 years
Software expenses	Development costs	3 to 5 years	2 to 5 years
Development costs*	Development costs	Not yet in use	Not yet in use
* Regarding acquired assets for Pompe and Fabry’s disease and internal generated assets for modifications of RUCONEST®
The Company’s original transgenic technology has been fully amortized and now has a carrying value of nil. The Company is developing new transgenic technology based on own technology that has been patented and is also using externally developed technology to produce certain founder transgenic animals. The new technology, if capitalized upon completion, will be amortized over its then useful life.
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
All costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management, will be capitalized. These costs include direct employee benefits, rent and testing costs. Capitalization will be done until the asset is capable of operating in the manner intended by management.
The depreciation periods for property, plant and equipment are:

Category	Depreciation period
Land	Not depreciated
Operational facilities	10-20 years
Leasehold improvements	5-10 years
Machinery and equipment*	5-10 years
Other property, plant & equipment	5-10 years
* Depreciation charges for machinery and equipment are based on actual use of the equipment involved, which is expected to take place in a period before technical expiration

Investments in associates
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
When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate.
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
Financial assets at fair value through other comprehensive income, or FVTOCI
On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs.
Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the legal reserve fair value revaluation. The cumulative gain or loss is reclassified to profit or loss on disposal of the equity investments.
Financial assets at fair value through profit and loss, or FVTPL
Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘fair value gain (loss) on revaluation’ line item (Note 12). Fair value is determined in the manner described in Note 12.
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
Inventories
Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the First in First out (FIFO) method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.
Trade and other receivables
Trade and other receivables are recognized initially at transaction price. Subsequent measurement is at amortized cost using the effective interest method, less the expected credit loss. Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. For trade receivables and contract assets, the Company applies a simplified approach in calculating expected credit loss. The Company assesses the expected credit loss that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
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
Equity
The Company only has ordinary shares, and these are classified within equity upon issue. Shares transferred in relation to settlement of (convertible) debt are measured at fair value with fair value based on the closing price of the shares on the trading day prior to the settlement date. Equity is recognized upon the recognition of share-based payment expenses; shares issued upon exercise of such options are measured at their exercise price.
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
Revenue recognition
In order to determine when to recognize revenue and at what amount, the Company applies the following five steps, based on transfer of control over goods to the customer:
1.Identify the contract(s) with a customer;
2.Identify the performance obligations in the contract. Performance obligations are promises in a contract to transfer to a customer goods that are distinct;
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
The vast majority of the Group’s contracts for revenue with customers are subject to chargebacks, discounts and/or rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers. These are accounted for on an estimated net basis, with any actual discounts and rebates used to refine the estimates in due course. These variable elements are deducted from revenue in the same period as the related sales are recorded. Due to the nature of these variable elements, it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall discounts, rebates and chargebacks accruals.
Other income
Other income consists of gains upon sale of investments and income from government grants.
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

Any expenditure capitalized is amortized over the period of expected useful life of the related patents. The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indication of impairment arises during the reporting year.
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

On December 11, 2020 the LTIP for the Executive Director was implemented. The LTIP has been aligned with prevailing ‘best practices’ and is performance-related only. The performance includes Total Shareholder Return (40% weighing) and achievement of long-term strategy oriented objectives (60% weighing). The Total Shareholders Return is compared to a peer group.
The shares granted to the Executive Director under the LTIP, will vest in 3 years after the grant date, subject to the achievement of targets for a three-year performance period, their relative weightings and the pay-out limits. All shares will be subject to a retention period of 5 years from the date of grant. In order to fully become entitled to the shares vesting under the LTI conditions the participant has to be a member of the Board of Directors as Executive Board Member at the vesting date.
The fair value of the LTIP is determined using the Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period. The fair value at the grant date includes the financial performance condition of Pharming compared to the benchmark, the strategic performance condition as well as the service condition.
Restricted Stock Unit Plan
For a limited number of board members and officers, restricted stock units are granted free of charge. A maximum number of predetermined shares vest four years after the grant date, provided that the participant to the long-term incentive plan is still in service (continued employment condition).
The fair value is determined to be the market price at the grant date. The costs of the RSU grant are recognized in the income statement during the vesting period.
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
•Fixed lease payments;
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
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case, a revised discount rate is used).
•A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.
The Group did not make any such adjustments during the periods presented.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
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
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in 2022 and has none at the date of this report.
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
As from December 11, 2020, the Executive Members of the Board of Directors, which makes the Company’s strategic decisions, have been identified as the chief operating decision-maker responsible for allocating resources and assessing performance of the operating segments. Up to December 11, 2020, the former Board of Management was the chief operating decision-maker. See Note 20.
2.5 Significant accounting judgements and estimates
The preparation of financial statements requires judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions that have a risk of causing an adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Judgements:
Financial assets - Investment in BioConnection
During the second quarter of 2022, Pharming entered into a share purchase agreement, following receipt of an offer for all shares in BioConnection B.V. by Gimv Nederland Holding B.V (“Gimv”)., a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share.
Management made an assessment on the accounting treatment of the agreement and concluded that the sale of the BioConnection ordinary shares and purchase of the BioConnection Investments B.V. ordinary shares shall be considered as a dilution of an existing equity stake in an investment, accounted for using the equity method. Hence Pharming recognized the dilution of its equity stake as a reduction of the carrying amount of the investment accounted for using the equity method. The preference share is valued as an investment in debt instruments designated at FVTPL.

The fair value of the preference share was calculated based on a commonly accepted valuation method, the option pricing model (“OPM”), which considers the share classes as call options on the total shareholders’ equity value according to the rights and preferences of each class of equity. The payoff profile of the share classes was analyzed through a portfolio of call options, with the total equity value of a company as the underlying asset of the options and specific terms for each option calibrated to mirror, in aggregate, the payoff profile of the share classes. Relying on the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework, the OPM effectively captures the full range of potential outcomes for the share classes at exit. The OPM takes into consideration the full spectrum of risks in terms of future potential upside or downside but does not require explicit estimates of the possible future outcomes. The BSM model is commonly used to price assets on financial markets and allows to estimate the theoretical value of a call option, using six key parameters, namely the underlying equity value, strike price, time to maturity, risk free rate, expected volatility of the underlying equity and dividend yield on the underlying equity. The most important drivers for the fair value using the BSM model are:
•the equity value, for which the determination of its value is highly dependent on the estimate of projected revenues, EBITDA and discount rate;
•volatility; and
•time to maturity.
As a result of this transaction, Pharming has received net cash proceeds $7.3 million (EUR6.9 million) and recognized a gain of $12.2 million.

In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated, as Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholders agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment. Further reference is made to Note 12.
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

Estimates:
Revenue
Revenue is recognized when control has been transferred to the customer. Revenue is reduced by chargebacks and rebates for government healthcare programs, discounts to specialty pharmacies and wholesalers, and product returns given or expected to be given, which vary by patient groups. Chargebacks and rebates for healthcare programs depend upon the submission of claims sometime after the initial recognition of the sale. The liability for this variable consideration is made, at the time of sale, for the estimated chargebacks and rebates, mainly U.S. Medicaid, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of patient groups. The level of these liabilities is being reviewed and adjusted regularly in the light of contractual and legal obligations, historical charges and trends, past experience and projected mixtures of patient groups. The Group acquires this information from both internal resources and external parties.
Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
3.SEGMENT INFORMATION
The Executive Members of the Board of Directors are the chief operating decision-makers and consider the business from both a geographic and product perspective.
From a product perspective, the Company’s business is exclusively related to the recombinant human C1 esterase inhibitor business. From a geographic perspective, the Company is operating in the United States, Europe and the Rest of the World.
The Executive Members of the Board of Directors primarily measure revenues and gross profit to assess the performance of the geographic areas. Operating costs as well as non-current assets are not sub-allocated to the geographic areas.
Total external revenues and gross profit per geographic segment for the financial year 2022, 2021 and 2020 are:

Amounts in $ ‘000	2022	2021	2020
Revenues:
U.S.	200,082	193,419	202,684
Europe	4,924	4,933	8,232
RoW	616	519	1,258
Total revenues	205,622	198,871	212,174
Gross profit:
U.S.	186,263	176,266	184,024
Europe	1,378	1,049	3,534
RoW	419	414	1,077
Total gross profit	188,060	177,729	188,635
4.REVENUE
The revenue fully relates to the transfer of goods and is recognized at a point in time when the goods have been delivered to the customer. For the years ended December 31, 2022 and 2021, the sales of RUCONEST® in the U.S. market were $200.1 million and $193.4 million.

For the years ended December 31, 2022 and 2021 revenues in Europe were $4.9 million. Revenues in Rest of the World (excluding Europe) were $0.6 million and $0.5 million in 2022 and 2021 respectively.
Two U.S. customers represented approximately $173.6 million, or 84%, of our net revenues in 2022. For 2021 and 2020, the two U.S. customers represented approximately $156.6 million, or 79%, and $161.7 million, or 76%, of our revenues. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product.
5.OTHER INCOME

Amounts in $ ‘000	2022	2021	2020
Grants	1,774	2,620	1,829
Gain on divestment in associates	12,242	—	—
Other	507	—	—
Total	14,523	2,620	1,829
The received grants amounted to $1.8 million in 2022 (2021: $2.6 million; 2020: $1.8 million). The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.
The gain on divestment in associates relates to the sale of shares of BioConnection, following receipt of an offer for all shares in BioConnection by Gimv. As a result of this transaction, Pharming has recognized a gain of $12.2 million at initial recognition, which relates to the initial recognition of the obtained preference share ($7.9 million) and the gain on the dilution of ordinary shares in BioConnection ($4.3 million). Further reference is made to Note 12.
6.EXPENSES BY NATURE
Costs of sales
Costs of sales in 2022, 2021 and 2020 were as follows:

Amounts in $ ‘000	2022	2021	2020
Costs of sales	(17,398)	(19,107)	(23,539)
Obsolescence inventory impairments	(164)	(2,035)	—
Total	(17,562)	(21,142)	(23,539)
Costs of sales in 2022 and 2021 amounted to $17.4 million and $19.1 million and relate to actual product sales.
Obsolescence inventory impairment stems from the valuation of the inventories against lower net realizable value. Impairments related to inventories designated for commercial activities in 2022 and 2021 amounted to a charge of $0.2 million and $2.0 million.
Costs of research and development
Research and development costs in 2022, 2021 and 2020 were as follows:

Amounts in $ ‘000	2022	2021	2020
Employee costs	(20,595)	(24,451)	(20,984)
Amortization costs IFA	(55)	(132)	(774)
Impairment losses IFA	—	(4,992)	—
Depreciation PPE and right of use assets	(1,602)	(3,152)	(2,062)
Direct Operating Expenses	(27,107)	(33,190)	(12,804)
Other indirect research and development costs	(3,172)	(4,452)	(1,895)
Total research and development costs	(52,531)	(70,369)	(38,519)
Operating expenses for research and development activities in 2022 and 2021 were $52.5 million and $70.4 million. The costs mainly relate to leniolisib, for the treatment of APDS, and AKI and cattle. The costs for 2021 include costs incurred for OTL-105 ($13.1 million) and impairment losses of $5.0 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients (see Note 9).
Costs of general and administrative activities
General and administrative costs for 2022, 2021 and 2020 were as follows:

Amounts in $ ‘000	2022	2021	2020
Employee costs	(14,868)	(12,178)	(11,217)
Amortization costs IFA	(492)	—	—
Depreciation PPE and right of use assets	(2,525)	(857)	(1,144)
Impairment losses PPE and right of use assets	(4,376)	(5,447)	—
Direct Operating Expenses	(9,038)	(8,419)	(9,546)
Other indirect general and administrative costs	(14,717)	(10,073)	(2,178)
Total general and administrative costs	(46,016)	(36,974)	(24,085)
For the years ended December 31, 2022 and 2021, operating expenses for general and administrative activities were $46.0 million and $37.0 million. Other indirect general and administrative costs include insurance, compliance, control implementation and other costs.
Costs of marketing and sales activities
Marketing and sales costs for 2022, 2021 and 2020 were as follows:

Amounts in $ ‘000	2022	2021	2020
Employee costs	(32,858)	(24,125)	(23,094)
Amortization costs IFA	(3,765)	(4,098)	(3,238)
Depreciation PPE and right of use assets	(372)	(930)	(865)
Direct Operating Expenses	(42,398)	(28,543)	(23,362)
Other indirect marketing and sales costs	(6,410)	(1,749)	(1,045)
Total marketing and sales costs	(85,803)	(59,445)	(51,604)
For the years ended December 31, 2022 and 2021, operating expenses for marketing and sales were $85.8 million and $59.4 million.
Employee benefits
Employee benefit costs for 2022, 2021 and 2020 were as follows:

Amounts in $ ‘000	2022	2021	2020
Salaries	(53,328)	(44,202)	(36,811)
Social security costs	(6,317)	(5,318)	(4,302)
Pension costs	(2,284)	(2,179)	(1,844)
Share-based compensation	(6,392)	(9,055)	(8,405)
Total	(68,321)	(60,754)	(51,362)
Salaries include holiday allowances and cash bonuses for staff.
Depreciation and amortization charges
Depreciation and amortization charges are included in:

Amounts in $ ‘000	2022	2021	2020
Property, plant and equipment	(1,993)	(2,158)	(2,044)
Intangible assets	(4,312)	(4,232)	(4,008)
Total	(6,305)	(6,390)	(6,052)

Right of use assets	(2,565)	(2,781)	(2,027)
Total	(2,565)	(2,781)	(2,027)
7.OTHER FINANCIAL INCOME AND EXPENSES

Amounts in $ ‘000	2022	2021	2020
Interest income	85	53	715
Foreign currency results	4,400	14,841
Other financial income	4,485	14,894	715
Loan settlement	—	—	(4,313)
Foreign currency results	—	—	(19,233)
Interest loans and borrowings	(4,736)	(5,296)	(5,178)
Interest leases	(622)	(795)	(766)
Contingent consideration	—	—	(3,744)
Other financial expenses	(105)	(94)	(74)
Other financial expenses	(5,463)	(6,185)	(33,308)

Total other financial income and expenses	(978)	8,709	(32,593)
Loan settlement
In 2020, settlement fees and expenses were paid for an amount of $4.3 million as a result of the fact that the Company, in 2020, paid back and extinguished the loan from Orbimed Advisors completely. In 2022 and 2021, no settlement fees were paid.
Foreign currency results
These results primarily follow from the revaluation of bank balances which are denominated in foreign currencies, mainly U.S. dollars, and the timing of foreign currency payments against the actual exchange rate as compared to the original exchange rate applied upon the charge of fees or expenses. The gains in 2022 are mainly a result of the revaluation of the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is Euro.

Interest loans and borrowings
Interest on loans and borrowings in 2022, 2021 and 2020 relate to the amortized costs from the convertible bond and loans and borrowings, calculated under IFRS at the effective rate of interest, which takes account of any equity component on recognition such as warrants or early repayment options.
Contingent consideration
The contingent consideration was fully repaid in the second quarter of 2021, hence there were no expenses for 2022 and 2021.

8.INCOME TAX
Income taxes on ordinary activities
The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in $ ‘000	2022	2021	2020
Income tax expense
Current tax
Current tax on profit for the year	(3,761)	(97)	(2,705)
Adjustments for current tax of prior periods	(9)	96	1,497
Total current tax expense	(3,770)	(1)	(1,208)

Deferred income tax
Deferred tax on profit for the year	2,581	(8,196)	(8,609)
Adjustments for deferred tax of prior periods	(124)	1,115	3,469
Total deferred tax expense	2,457	(7,081)	(5,140)
Income tax expense	(1,313)	(7,082)	(6,348)

Effective income tax rate
Pharming Group’s effective rate in its consolidated income statement differed from The Netherlands’ statutory tax rate of 25.8%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

Amounts in $ ‘000	2022	2021	2020
Reconciliation of tax charge
Profit, (loss) on ordinary activities before taxation	14,987	23,078	44,094

Profit/(loss) on ordinary activities multiplied by
standard rate of tax in The Netherlands	(3,866)	(5,770)	(11,023)

Effects of:
Tax rate in other jurisdictions	554	307	266
Non-taxable income (expense)	2,142	(2,853)	293
Adjustments of prior periods	15	655	2,122
Change in statutory applicable tax rate	(1)	555	2,844
Other	(157)	24	(850)
Income tax expense for the year	(1,313)	(7,082)	(6,348)
Factors affecting current and future tax charges
The main difference between the nominal tax and the effective tax for the year 2022 can be explained by the effects of non-taxable income, mainly related to the other income generated from the dilution of shares of our investment accounted for using the equity method and share-based payments, U.S. State taxes and the effect of taxable income generated and taxed in jurisdictions where tax rates differ from the statutory rate in The Netherlands.

Deferred tax
The balance of the net deferred tax assets/(liabilities) is therefore shown below:

Amounts in $ ‘000	2022	2021
Total deferred tax assets	29,211	27,025
Total deferred tax liabilities	(6,238)	(5,809)
Total net deferred tax assets /( liabilities)	22,973	21,216

The deferred tax assets and liabilities are offset since there is a legally enforceable right to set off current tax assets against current tax liabilities and since the deferred tax income taxes relate to the same tax jurisdiction.
The significant components and annual movements of deferred income tax assets as of December 31, 2022 and December 31, 2021 are as follows:

Amounts in $ ‘000	2022	2021
Intangible fixed assets	9,876	10,493
Lease Liabilities	7,042	3,795
Accruals	2,026	2,289
Other	6,721	2,672
Tax losses	3,546	7,776
Total deferred tax assets	29,211	27,025

Amounts in $ ‘000	Intangible fixed assets	Lease liabilities	Accruals	Other	Tax losses	Total
At January 1, 2021	17,705	1,279	5,123	3,856	5,772	33,735
(Charged)/credited
- to profit or loss	(6,121)	2,696	(2,834)	823	2,515	(2,921)
- other movement	—	—	—	(598)	—	(598)
- to accumulated deficit	—	—	—	(1,366)	—	(1,366)
- currency translation	(1,091)	(180)	—	(43)	(511)	(1,825)
At December 31, 2021	10,493	3,795	2,289	2,672	7,776	27,025
(Charged)/credited
- to profit or loss	—	3,431	(263)	3,746	(3,814)	3,100
- other movement	—	—	—	(28)	—	(28)
- to accumulated deficit	—	—	—	337	—	337
- currency translation	(617)	(184)	—	(6)	(416)	(1,223)
At December 31, 2022	9,876	7,042	2,026	6,721	3,546	29,211
Based upon the Company’s latest budget for 2023 and its long-range forecasts for the three years thereafter, it is considered probable that there will be sufficient taxable profits in the future to realize the deferred tax assets, and therefore these assets should continue to be recognized in these financial statements.
Deferred taxes relating to intangible fixed assets represent the tax effect on temporary difference between the tax base and the carrying amount of the rights to the Pompe program, which were at the end of 2018 transferred within the Group. The deferred taxes relating to the rights to the Pompe program will be realized through the amortization of the intangible assets once in use within the fiscal unity.
Accruals represent deferred tax assets recognized for temporary differences between the carrying amount and tax bases of accrued liabilities in the United States.

The unused tax losses were incurred by the Dutch fiscal unity and Pharming Healthcare.
The calculation of the deferred tax asset is as shown below:

Amounts in $ ‘000	2022	2021
Net Operating Losses - Netherlands
Net Operating Losses at year-end	13,556	25,364
Portion selected for deferred tax asset	13,556	25,364

Tax rates used:
2023 and later: 25,8% (25%)	3,497	6,545
Total tax effect Netherlands	3,497	6,545

Net Operating Losses - U.S.
Net Operating Losses at year-end	670	4,356
Portion selected for deferred tax asset	670	4,356

Tax rate used:
2022: 28,26%	—	1,231
2023 and later: 7,65%	49
Total tax effect U.S.	49	1,231

Tax effect Netherlands - losses deferred	3,497	6,545
Tax effect U.S. - losses deferred	49	1,231
Total deferred tax asset	3,546	7,776

The current part of the net deferred tax assets is $5.4 million and $2.4 million for the years ended December 31, 2022 and 2021.
The component and annual movement of deferred income tax liabilities as of December 31, 2022 and December 31, 2021 are as follows:

Amounts in $ ‘000	2022	2021
Tangible fixed assets	(6,238)	(4,149)
Other liabilities	—	(1,660)
Total deferred tax liabilities	(6,238)	(5,809)

Amounts in $ ‘000	Tangible fixed assets	Other liabilities	Total
At January 1, 2021	(1,648)	(210)	(1,858)
(Charged)/credited
- to profit or loss	(2,710)	(1,450)	(4,160)
- to other comprehensive income
- currency translation	209	—	209
At December 31, 2021	(4,149)	(1,660)	(5,809)
(Charged)/credited
- to profit or loss	(2,302)	1,660	(642)
- other movement	28		28
- currency translation	185	—	185
At December 31, 2022	(6,238)	—	(6,238)

9.INTANGIBLE ASSETS

Amounts in $ ‘000	Transgenic technology	RUCONEST® for HAE (EU)	Development costs	Re-acquired rights and Licenses	Novartis License	Software	Total
At cost	3,256	648	7,779	77,806	24,667	958	115,114
Accumulated:
Amortization charges	(3,213)	(648)	—	(14,699)	—	(104)	(18,664)
Impairment charges	(43)	—	(2,324)	—	—	—	(2,367)
Carrying value at January 1, 2021	—	—	5,455	63,107	24,667	854	94,083

Amortization charges	—	—	—	(4,054)	—	(178)	(4,232)
Impairment charges	—	—	(4,991)	—	—	—	(4,991)
Assets acquired	—	—	—	—	2,530	3,447	5,977
Transfer from PPE - cost	—	—	—	—	—	175	175
Transfer from PPE - accumulated amortization	—	—	—	—	—	(78)	(78)
Divestments - cost	(3,145)	—	—	—	—	(99)	(3,244)
Divestment - accumulated amortization	3,105	—	—	—	—	99	3,204
Divestment - impairment charges	40	—	—	—	—	—	40
Currency translation - cost	(111)	(50)	(599)	(5,995)	(2,012)	(226)	(8,993)
Currency translation - amortization	108	50	—	1,312	—	19	1,489
Currency translation - impairment	3	—	401	—	—	—	404
MOVEMENT 2021	—	—	(5,189)	(8,737)	518	3,159	(10,249)

At cost	—	598	7,180	71,811	25,185	4,255	109,029
Accumulated:
Amortization charges	—	(598)	—	(17,441)	—	(242)	(18,281)
Impairment charges	—	—	(6,914)	—	—	—	(6,914)
Carrying value at December 31, 2021	—	—	266	54,370	25,185	4,013	83,834

Amortization charges	—	—	—	(3,597)	—	(720)	(4,317)
Impairment charges	—	—	—	—	—	—	—
Assets acquired	—	—	—	—	—	601	601
Transfer from PPE - cost	—	—	—	—	—	—	—
Transfer from PPE - accumulated amortization	—	—	—	—	—	—	—
Divestments - cost	—	—	(6,431)	—	—	—	(6,431)
Divestment - accumulated amortization	—	—	—	—	—	—	—
Divestment - impairment charges	—	—	6,431	—	—	—	6,431
Currency translation - cost	—	(35)	(499)	(4,228)	(1,482)	(235)	(6,479)
Currency translation - amortization	—	35	—	984	—	(20)	999
Currency translation - impairment	—	—	483	—	—	—	483
Movement 2022	—	—	(16)	(6,841)	(1,482)	(374)	(8,713)

At cost	—	563	250	67,583	23,703	4,621	96,720
Accumulated:
Amortization charges	—	(563)	—	(20,054)	—	(982)	(21,599)
Impairment charges	—	—	—	—	—	—	—
Carrying value at December 31, 2022	—	—	250	47,529	23,703	3,639	75,121

Transgenic technology
The transgenic technology relates to the patents and licenses historically acquired in light of Pharming’s production platform on the expression of human proteins in the milk of transgenic mammals. This technology enables the development of complex therapeutic proteins in a cost-effective manner. During 2021, these assets were disposed.
RUCONEST® for HAE (EU)
In 2022, the Company has capitalized development costs in relation to RUCONEST® for HAE in the EU. Following market launch of the product in 2010 the amortization of the asset started, and no further development costs have been capitalized in respect to this item since then. These development costs are fully amortized at the end of 2022 and 2021.
Development costs
In 2014, the Company acquired assets from Transgenic Rabbit Models SASU, for a total amount of $0.5 million, which was recognized as intangible assets related to development costs of two new product leads: alpha-glucosidase for Pompe disease and alpha-galactosidase for Fabry’s disease. Given a re-prioritization of the effort invested in the Company’s pipeline asset, the board of directors decided to fully impair the asset relating to alpha-galactosidase for Fabry’s disease in 2021, resulting in an impairment charge of $0.3 million. In 2022, this asset has been disposed.
In 2018, the Company started to modify the current product RUCONEST® for more convenient forms of administration by the patient. This was expected to have resulted in better variants of the existing product. A total amount of $4.5 million for the new variant prioritized version has been recognized as an internally generated intangible asset as at December 31, 2019. In 2020, the Company incurred $0.2 million development costs, while in 2021 no costs were incurred given a re-prioritization of the effort invested in the Company’s pipeline assets. The cost of the asset has been fully impaired in 2021 as the development program of the variant has been hibernated, resulting in an impairment charge of $4.7 million. In 2022, the assets have been disposed.
The remaining balance of $0.3 million relates to the asset related to development costs of a product lead for alpha-glucosidase for Pompe disease.
Re-acquired rights and Licenses
The re-acquired rights relate to the acquisition of all North American commercialization rights from Bausch Health (formerly Valeant Pharmaceuticals) in 2016 and the acquisition of all European commercialization and distribution rights from Swedish Orphan International AB, or Sobi, in 2020.
Novartis license
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, the P13Kδ inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome, or APDS. In 2022, no additional development costs were capitalized. Note that FDA approval was granted as per March 24, 2023 and hence the asset will start amortizing in 2023.
Software
Assets acquired related to software mainly relate to improvements and updates to our ERP system SAP S/4HANA.

10.PROPERTY, PLANT AND EQUIPMENT

Amounts in $ ‘000	Land and land improvements	Operational facilities	Leasehold Improvement	Machinery and equipment	Other	Asset under construction	Total
At cost	33	6,170	2,476	6,591	9,602	2,872	27,744
Accumulated depreciation	—	(3,030)	(2,176)	(5,375)	(4,937)	—	(15,518)
Carrying value at January 1, 2021	33	3,140	300	1,216	4,665	2,872	12,226
Investments	—	27	457	1,206	952	8,097	10,739
Internal transfer - cost	—	(544)	3,097	7,977	(5,743)	(4,787)	—
Internal transfer - accumulated depreciation	—	408	61	(3,871)	3,402	—	—
Transfer to software - cost	—	—	—	—	(175)	—	(175)
Transfer to software - accumulated depreciation	—	—	—	—	78	—	78
Divestments	—	(2)	—	(20)	(131)	(5,447)	(5,600)
Depreciation charges	—	(455)	(86)	(2,004)	(680)	—	(3,225)
Depreciation of disinvestment	—	2	—	4	54	—	60
Currency translation - cost	(2)	(451)	(324)	(914)	(347)	(112)	(2,150)
Currency translation - accumulated depreciation	—	236	166	674	193	—	1,269
Movement 2021	(2)	(779)	3,371	3,052	(2,397)	(2,249)	996
At cost	31	5,200	5,706	14,840	4,158	623	30,558
Accumulated depreciation	—	(2,839)	(2,035)	(10,572)	(1,890)	—	(17,336)
Carrying value at December 31, 2021	31	2,361	3,671	4,268	2,268	623	13,222
Investments	—	54	15	797	504	6	1,376
Internal transfer - cost	—	—	42	380	170	(592)	—
Internal transfer - accumulated depreciation	—	—	—	—	—	—	—
Transfer to software - cost	—	—	—	—	—	—	—
Transfer to software - accumulated depreciation	—	—	—	—	—	—	—
Divestments	(29)	(214)	(107)	(6,422)	(27)	—	(6,799)
Impairment	—	(72)	(55)	(377)	(13)	—	(517)
Depreciation charges	—	(403)	(294)	(1,116)	(822)	—	(2,635)
Depreciation of disinvestment	—	214	107	6,097	27	—	6,445
Currency translation - cost	(2)	(309)	(319)	(940)	(101)	(31)	(1,702)
Currency translation - accumulated depreciation	—	162	114	676	50	—	1,002
Movement 2022	(31)	(568)	(497)	(905)	(212)	(617)	(2,830)
At cost	—	4,659	5,282	8,278	4,691	6	22,916
Accumulated depreciation	—	(2,866)	(2,108)	(4,915)	(2,635)	—	(12,524)
Carrying value at December 31, 2022	—	1,793	3,174	3,363	2,056	6	10,392
The Company had capital expenditures of $1.4 million and $10.7 million, mainly related to new machinery and equipment for the years ended December 31, 2022 and 2021.
For the years ended December 31, 2022 and 2021, depreciation charges on machinery and equipment of $1.0 million and $1.1 million have been charged to the value of inventories and an amount of $1.6 million and $2.1 million of the total depreciation costs for 2022 and 2021 have been charged to the statement of income. The divestments during 2022 mainly relate to fully depreciated assets which were disposed.
During 2021, the Company has assessed the assets in the “Other PPE” category and concluded that for some assets, having a carrying value of $2.3 million, better fit the characteristics of machinery and equipment, operational facilities or leasehold improvements. These assets have been reclassified to the corresponding categories.

11.RIGHT-OF-USE ASSETS
This Note provides information for leases where the Group is a lessee.

Amounts recognized in the balance sheet
The balance sheet shows the following amounts relating to lease:

Amounts in $ ‘000	Buildings	Cars	Total
Carrying value at At cost	10,874	2,290	13,164
Carrying value at Accumulated depreciation	(3,103)	(634)	(3,737)
Carrying value at January 1, 2021	7,771	1,656	9,427
Investments	13,802	401	14,203
Divestments	(51)	(165)	(216)
Depreciation charges	(2,112)	(669)	(2,781)
Depreciation of disinvestment	30	81	111
Other movement - cost	(478)	(79)	(557)
Other movement - accumulated depreciation	644	57	701
Currency translation - cost	(1,148)	(67)	(1,215)
Currency translation - accumulated depreciation	245	25	270
Movement 2021	10,932	(416)	10,516
At cost	22,999	2,380	25,379
Accumulated depreciation	(4,296)	(1,140)	(5,436)
Carrying value at December 31, 2021	18,703	1,240	19,943
Investments	15,066	1,741	16,807
Divestments	(292)	(739)	(1,031)
Depreciation charges	(2,223)	(797)	(3,020)
Depreciation of disinvestment	78	596	674
Impairment	(3,860)	—	(3,860)
Depreciation Impairment	59	—	59
Currency translation - cost	(1,029)	(48)	(1,077)
Currency translation - accumulated depreciation	197	61	258
Movement 2022	7,996	814	8,810
At cost	32,884	3,334	36,218
Accumulated depreciation	(6,185)	(1,280)	(7,465)
Carrying value at December 31, 2022	26,699	2,054	28,753
Investments in buildings in 2022 primarily relate to the lease contract for the DSP facility at Pivot Park, Oss. As communicated in prior year, as a result of our renewed strategic manufacturing partnership with long-term manufacturing partner Sanofi S.A., the Company decided to have the construction of the new building completed, but no longer pursue the realization of its own downstream production capacity at Pivot Park in Oss. During 2022, the lease commenced and resulted in an investment of $14.6 million. We will continue to use the building for alternative purposes. As a result of aforementioned decision, the right of use asset was impaired for an amount of $3.9 million. The impairment was calculated on a value in use basis, using the incremental borrowing rate as the applicable discount rate (4.47%). The recoverable amount is reflecting in the book value of the asset, being $10.7 million
The Company applies for the exemption of accounting of short-term leases and low-value leases. The amounts recorded in the consolidated statement of income are immaterial to the financial statements.

Amounts recognized in the statement of income
The statement of income shows the following amounts relating to leases:

Amounts in $ ‘000	2022	2021	2020
Depreciation rights of use assets
Depreciation right of use buildings	(2,223)	(2,112)	(1,681)
Depreciation right of use cars	(797)	(669)	(346)
Total depreciation right of use assets	(3,020)	(2,781)	(2,027)
Interest expense (Note 7)	(622)	(795)	(766)
Total expense right of use assets	(3,642)	(3,576)	(2,793)

Lease charges
For the years ended December 31, 2022, 2021 and 2020, the Company charged $3.6 million, $3.6 million and $2.8 million, respectively, to the statement of income with regard to lease commitments for office rent, equipment, facilities and lease cars.
The non-cancellable leases at December 31, 2022 have remaining terms of between one and 15 years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.
The expected lease charges after the end of the reporting year have been disclosed in Note 24 below. Allocations of the lease charges to costs or general and administrative expenses have been based on the nature of the asset in use.
12.INVESTMENTS

12.1 INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD
The investment in BioConnection BV (BioConnection) announced in April 2019 provides the Company with significant influence over BioConnection, and as such has been treated as an associate of the Group.
As at December 31, 2022, the asset relates to an investment in the ordinary shares of BioConnection Investments B.V. During the second quarter of 2022, Pharming entered into a share purchase agreement, following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 22.98% in 2022. Furthermore, as part of this transaction, the financial guarantee recognized in 2019, was released.
The Board of Directors made an assessment on the accounting treatment of the agreement and concluded that the sale of the BioConnection ordinary shares and purchase of the BioConnection Investments B.V. ordinary shares shall be considered as a dilution of an existing equity stake in an investment accounted for using they equity method. Hence Pharming recognized the dilution of its equity stake as a reduction of the carrying amount of the investment accounted for using the equity method. The preference share is valued as an investment in debt instruments designated at FVTPL. As a result of this transaction, Pharming has received one-off net cash proceeds of $7.3 million (EUR6.9 million) and recognized a gain of $12.2 million.
BioConnection has a share capital consisting solely of ordinary shares, which are held directly by a small group of shareholders. The proportion of ownership interest is the same as the proportion of voting rights held.

		% of ownership interest
Name of entity	Place of business	2022	2021	2020	Nature of relationship	Measurement method
BioConnection Investment B.V.	Oss, NL	22.98%	43.85%	43.85%	Associate	Equity

$ ‘000	Carrying amount
Name of entity	2022	2021	2020
BioConnection Investment B.V.

Balance at January 1	7,201	7,118	6,177

Movement during the year
Share in net profit	(1,083)	694	361
Amortization of financial guarantee	(153)	(33)	(32)
Dilution of equity stake	(2,991)	—	—
Currency translation	(473)	(578)	612

Balance at December 31	2,501	7,201	7,118

12.2 INVESTMENT IN DEBT INSTRUMENTS DESIGNATED AS AT FVTPL
The asset relates to the preference share as obtained as part of the agreement referred to above relating to BioConnection Investments B.V. The Board of Director’s made an assessment on the accounting treatment of the preference share obtained. The Board concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value was calculated based on a commonly accepted valuation method, the option pricing model (“OPM”), which considers the share classes as call options on the total shareholders’ equity value according to the rights and preferences of each class of equity. The payoff profile of the share classes was analyzed through a portfolio of call options, with the total equity value of a company as the underlying asset of the options and specific terms for each option calibrated to mirror, in aggregate, the payoff profile of the share classes. Relying on the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework, the OPM effectively captures the full range of potential outcomes for the share classes at exit. The OPM takes into consideration the full spectrum of risks in terms of future potential upside or downside but does not require explicit estimates of the possible future outcomes. The BSM model is commonly used to price assets on financial markets and allows to estimate the theoretical value of a call option, using six key parameters, namely the underlying equity value, strike price, time to maturity, risk free rate, expected volatility of the underlying equity and dividend yield on the underlying equity, which is a Level 3 input in terms of IFRS 13. Significant increases or decreases in equity value, volatility and time to maturity and below assumptions in isolation would result in a significantly lower or higher fair value assessment.
The following assumptions were used in the Black-Scholes model to determine the fair value of the asset:

2022
Expected time to maturity	5 years
Volatility	55%
Risk-free interest rate	2.51%
The carrying amount of this investment has changed as follows:

Amounts in $ ‘000	2022
Balance at January 1	—
Investment	7,933
Fair value changes	(1,185)
Currency translation	79
Balance at December 31	6,827

Sensitivity analysis
To illustrate the exposure of the carrying value of the investment to further fair value movements as a result of changes in the economic environment, a sensitivity analysis of fair value has been prepared over the key drivers most affected by the current uncertainties. It is possible that there will be movements in these key inputs after December 31, 2022. While it is unlikely that these reported inputs would move in isolation, these sensitivities have been performed independently to illustrate the impact each individual input has on the reported fair value, and they do not represent management’s estimate at December 31, 2022.
The main assumptions in determination of the equity value are shown in below table.

Preference share BioConnection (in million $)
Revenue level	Fair value	Discount rate	Fair value	EBITDA margin	Fair value
-10.0%	5.8	-2.0%	7.4	-5.0%	6.2
-5.0%	6.3	-1.0%	7.0	-2.5%	6.5
Base case	6.8	Base case	6.8	Base case	6.8
+5.0%	7.3	+1.0%	6.6	+2.5%	7.1
+10.0%	7.6	+2.0%	6.4	+5.0%	7.4
The impact of the remaining variables on the Black-Scholes model are shown in below table:

Preference share BioConnection (in million $)
Time to maturity	Fair value	Volatility	Fair value
-2 years	8.2	-10.0%	7.8
- 1 year	7.5	-5.0%	7.3
Base case	6.8	Base case	6.8
+ 1 year	6.3	+5.0%	6.4
+ 2 years	5.8	+10.0%	6.0

12.3 INVESTMENT IN EQUITY INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Group holds 1.00% of the ordinary share capital of Orchard Therapeutics Plc., or Orchard, a global gene therapy leader. The shares were acquired as of 1 July 2021, as part of strategic collaboration between Pharming Group NV and Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous HSC gene therapy for the treatment of HAE, a life-threatening rare disorder that causes recurring swelling attacks in the face, throat, extremities and abdomen.
As part of the agreement, Orchard received an upfront payment of $17.5 million comprising of $10.0 million in cash and a $7.5 million equity investment from Pharming at a premium to Orchard’s fair value share price. Orchard is also eligible to receive up to $189.5 million in development, regulatory and sales milestones as well as mid-single to low double-digit royalty payments on future worldwide sales.

The fair value of the shares at acquisition was $4.6 million. The upfront cash payment of $10.0 million and the premium on the share price of $2.9 million were expensed as an R&D expense for 2021. See Note 7. The fair value of the investment at December 31, 2022 was $0.4 million.
Management does not consider that the Group is able to exercise significant influence over Orchard as the other 99.0% of the ordinary share capital is publicly traded at the Nasdaq stock exchange (Nasdaq: ORTX).

		% of ownership interest
Name of entity	Place of business	2022	2021	2020	Nature of relationship	Measurement method
Orchard Therapeutics Plc.	London, UK	1.00%	1.00%	—%	Investment	Fair value
The fair value as at December 31, 2022 was determined on the basis of the trading price as at that date.

$ ‘000	Carrying amount
Name of entity	2022	2021	2020
Orchard Therapeutics Plc.

Balance at January 1	1,449	—	—

Movement during the year
Initial recognition	—	4,589	—
Fair value adjustments through OCI	(950)	(3,077)
Currency Translation	(96)	(63)	—

Balance at December 31	403	1,449	—

13.RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in $ ‘000	2022	2021
Restricted cash (non-current)	1,099	812
Restricted cash (current)	213	227
Cash and cash equivalents	207,342	191,924
Total restricted cash, cash and cash equivalents	208,654	192,963
Cash and cash equivalents comprises of cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, except for restricted cash, which amounts to $1.3 million and $1.0 million in 2022 and 2021 respectively. Restricted cash includes the value of banker’s guarantees issued with respect to (potential) commitments towards third parties which is considered to be of a short-term nature. Furthermore, restricted cash includes a deposit for rent which is considered long-term.
As such, although temporarily restricted, the Company can access the current portion of this cash if necessary. For purposes of the cash flow statements all restricted cash is not considered as “cash and cash equivalents”.
14.INVENTORIES

Inventories include batches RUCONEST®, work in progress available for production of RUCONEST®.

Amounts in $ ‘000	2022	2021
Finished goods	12,460	9,853
Work in progress	29,553	16,911
Raw materials	313	546
Balance at December 31	42,326	27,310
Changes in the adjustment to net realizable value:

Amounts in $ ‘000	2022	2021
Balance at January 1	(2,448)	(646)
Addition to impairment	(164)	(2,342)
Release of impairment	312	20
Usage of impairment	195	407
Currency translation	134	113
Balance at December 31	(1,971)	(2,448)
The inventory valuation at 31 December 2022 of $42.3 million is stated net of an impairment of $2.0 million and $2.4 million for the years ended 31 December 2022 and 2021. The impairment relates to writing down inventories to their net realizable value.
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
Cost of inventories included in the cost of sales in 2022 amounted $17.4 million (2021: $19.1 million; 2020: $23.5 million). The main portions of inventories at 31 December 2022 have expiration dates starting beyond 2023 and are all expected to be sold and/or used before expiration.
Pharming management has assessed the different production stages, including the classification of Pharming’s goods at every separate stage. Based on the assessment, Pharming management concluded that applying a reclassification would result in providing more reliable and relevant information about Pharming’s inventory and production processes. As a result, the skimmed milk used in the production of RUCONEST® will be classified as work in progress rather than raw materials as part of the production is already performed. Furthermore, the products that still have to be labelled are classified as work in progress rather than finished goods
There is no impact on the total amount of inventory at hand, nor the primary financial statements. The table below shows a summary of the disclosure impact of the inventory reclassification in the prior year closing balance.

Amounts in $ ‘000	2021 as previously reported	Adjustment	2021 reclassified
Finished Goods	13,560	(3,707)	9,853
Work in Progress	9,606	7,305	16,911
Raw Materials	4,144	(3,598)	546
Balance at December 31	27,310	—	27,310

15.TRADE AND OTHER RECEIVABLES

Amounts in $ ‘000	2022	2021
Trade receivables	20,964	18,076
Prepaid expenses	2,288	2,392
Value added tax	1,453	2,486
Other receivables	1,117	2,363
Taxes and social securities	1,797	4,666
Balance at December 31	27,619	29,983
Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30-60 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the United States. The decrease in trade receivables relates to timing of customer orders and payments around year-end.
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
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
16.CONVERTIBLE BONDS
Recognition and movements of the convertible bonds were as follows:

Amounts in $ ‘000	2022	2021
Balance at January 1	140,886	151,767
Interest paid (cash flow)	(3,952)	(4,448)
Amortization transaction cost	784	849
Accrued interest	3,952	4,447
Currency translation	(8,284)	(11,729)
Balance at December 31	133,386	140,886
- Current portion	1,768	1,879
- Non-current portion	131,618	139,007
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
The equity component will be measured at the residual difference between the nominal value and the fair value of a similar liability that does not have any associated equity conversion option (IAS 32 paragraph 31). The original equity component as recorded at initial recognition amounts to $1.6 million.

17.LEASES
Lease liabilities can be specified as follows:

Amounts in $ ‘000	2022	2021
Balance at January 1	20,875	10,192
New Leases	16,248	14,118
Interest expense accrued	718	680
Payments of lease liabilities	(3,311)	(3,217)
Other movements	(348)	94
Currency translation	(874)	(992)
Balance at December 31	33,308	20,875
- Current portion	3,465	2,419
- Non-current portion	29,843	18,456
New leases in 2022 primarily relate to new lease contracts for our operational facilities in The Netherlands.
Future minimum lease payments as at December 31, 2022 and 2021 are as follows:

	2022		2021
Amounts in $ ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	4,644	4,535	3,118	3,068
After one year but not more than five years	15,157	13,582	10,255	9,392
More than five years	20,890	15,191	10,123	8,415
Balance at December 31	40,691	33,308	23,496	20,875
18.TRADE AND OTHER PAYABLES

Trade and other payables as at December 31, 2022 and 2021 are as follows:

Amounts in $ ‘000	2022	2021
Accounts payable	8,753	7,599
Taxes and social security	2,099	1,505
Other payables	—	34
Accruals for employees	12,139	8,850
Accruals for rebates and discounts	10,490	11,111
Accrual for production	8,175	5,760
Other accruals	12,809	7,614
Balance at December 31	54,465	42,473
19.SHARE-BASED COMPENSATION
The remuneration policy for the Board of Directors was adopted by our shareholders on December 11, 2020 and governs the remuneration of both the Executive and the Non-Executive Directors, hereafter referred to as the Remuneration Policy. In accordance with Dutch law, the policy has to be submitted to our shareholders for adoption every four years.
The Policy refers to an undefined number of Executive Directors and Non-Executive Directors. Since May 19, 2021, the Board of Directors is composed of one Executive Director (i.e., the CEO) and seven Non-Executive Directors. In case of future appointments of additional Executive Directors, the Policy shall also be applicable to the remuneration packages for these additional Directors, if any, in accordance with the terms thereof. Therefore, any reference below to Executive Director in the singular also includes the plural, and vice-versa, subject to more restrictive deviations in the Policy and except for specific references to the CEO.
The remuneration packages of the individual Directors are determined by the Board of Directors, without the involvement of the Executive Director in the deliberations and decision-making concerning his own remuneration, and each time within the restrictions set by the remuneration policy.
Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy. On December 11, 2020, the shareholders approved the proposals that were submitted accordingly for the new long-term incentive program for the Executive Director, as described in the Remuneration Policy, and the one-off transition arrangement for the implementation of that new program. Our shareholders also authorized the Board of Directors, for a period of eighteen months, as the company body authorized to grant and issue the ordinary shares to the Executive Director under the new long-term incentive program and the one-off transition arrangement, respectively, and to exclude any pre-emptive rights of existing shareholders in connection with these issuances.
The total expense recognized for the years ended December 31, 2022 and 2021 for share-based payment plans amounts to $6.4 million and $9.1 million. The total expense recognized in 2020 for share-based payment plans amounts to $8.4 million.
The total expenses for share based payment plans in 2022, 2021 and 2020 is specified as follows:

Amounts in $ ‘000
Share-based compensation (in $ ‘000)	2022	2021	2020
Board of Directors options	—	—	86
Employee options	2,390	4,262	2,964
Long term incentive plan	3,528	4,793	5,304
Restricted stock units	474	—	—
Bonus shares	—	—	51
Balance at December 31	6,392	9,055	8,405
The employee options expense decreased due to vesting of the majority options for the board of directors relating to historic option plans and a change in the employee share based compensation plans where for 2022 RSU’s have been granted instead of employee options. As mentioned above, options for board of director’s are not included in any new granted share based compensation plans. The remainder of the decrease is caused by currency translation effects.
Long-term incentive plan expenses decreased due to a release of the share based compensation provision relating to leavers during 2022. The remainder of the decrease is caused by currency translation effects.
The restricted stock units relates to the new 2022 share based compensation plan for (senior) management of the company. The RSU’s were granted as of October 26, 2022 and is an equity settled compensation plan vesting in four equal yearly tranches. The expenses represents the fair value of the granted RSU’s for the year 2022 as of the grant date.
19.1 Models and assumptions
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
The 6 elements above are all incorporated in the Black-Scholes model used to determine the fair value of options. The exercise price of the option and the share price are known at grant date. Volatility is based on the historical end-of-month closing share prices over a period prior to the option grant date being equal to the expected option life, with a minimum of 3 years . It is assumed no dividend payments are expected.

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
The following assumptions were used in the Black-Scholes model to determine the fair value of options at grant date:

	2022	2021	2020
Expected time to maturity	1-4 years	1-4 years	1-4 years
Volatility	36% - 50%	47% - 57%	53% - 60%
Risk-free interest rate	(0.48)% - 2.49%	(0.52)% - (0.03)%	(0.52)% - (0.27)%
Option plan employees
Article 2.1 of the option plan for employees’ states: Pharming may grant options to any employee. The criteria for the granting of the options up to December 11, 2020 was determined by the Board of Supervisory Directors of Pharming, at its sole discretion. Up to December 11, 2020, the Board of Management proposed (i) whether the criteria for granting an option have been met by a potential participant and (ii) the number of options to be granted. As from December 11, 2020, the execution of the Company’s remuneration policy and other benefits policies and incentive programs, as approved by the Board of Directors (to the extent required), for all staff members of the Company and its subsidiaries, excluding the CEO and the other members of the Executive Committee, is delegated to the CEO.
Article 4.4 of the employee option plan deals with the vesting scheme of employee options and reads as follows: in case of the termination of the employment of a participant, except for retirement and death, Pharming at its sole discretion is entitled to decide that the options of the participant shall lapse. The following schedule shall apply for the cancellation:
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
During 2022, there were no LTIP grants other than the grants for the executive directors as disclosed below.
Upon a change of control, all remaining LTIP shares will vest automatically.
Long Term Incentive Plan for the Executive Directors
As part of the Remuneration Policy, the Long Term Incentive Program is applicable to Executive Directors and has been aligned with prevailing “best practices” and is performance related only. For the Executive Directors, the on-target value of the shares to be awarded under the newly designed LTI Program, as described in the remuneration policy, is set at 300% of the gross annual salary for the CEO (representing 50% below the lowest quartile of the U.S. benchmark group and just below the top quartile of the EU benchmark group for the executive directors) and 200% for other Executive Directors and Officers (representing between 20% and 30% below the lowest quartile of the U.S. benchmark group and just in the top quartile of the EU benchmark group for the Executive Directors).
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
The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AScX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted, at the time of the determination.
The thresholds and payout percentages for the LTI program are given by the following table, as to be determined for each of the AScX and IBB indices separately (each weighted at 50% of pay-out):

TSR equal to index	80%pay-out
TSR 10% above index	90% pay-out
TSR 20% above index	100% pay-out
TSR 40% above index	110% pay-out
TSR 60% above index	120% pay-out
TSR 80% above index	130% pay-out
TSR 100% above index	150% pay-out
TSR below index	0% pay-out

The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2022	2021	2020
Volatilities	46.00%	49.00%	53.46%
Risk-free interest rates	0.61%	(0.554)% - (0.416)%	(0.528)% - (0.551)%
Dividend yields	—%	—%	—%
Restricted Stock Units
This Plan is effective as of October 26, 2022, and shall be executed in compliance with the Articles of Association and applicable law and concerns Pharming's (senior) management. The RSU plans are not applicable for the board of directors, nor the executive committee. For each participant, the RSU’s granted to them will vest in four equal tranches of twelve months, provided that at the time of vesting such participant is still an employee. No performance criteria are applicable to this plan. The fair value of the grant is, in line with IFRS 2, the actual share price at date of the grant (October 26, 2022), being EUR 0.97. A total of 4,931,000 RSUs were granted with a total expense of $5.0 million (US$ yearly average exchange rate = 1.0543). This expense will be charged to Pharming's results over the vesting for the following tranches:
a.a first tranche of 25% of the RSU’s granted, vesting twelve months after the Vesting Commencement Date;
b.a second tranche of 25% of the RSU’s granted, vesting two years after the Vesting Commencement Date;
c.a third tranche of 25% of the RSU’s granted, vesting three years after the Vesting Commencement Date; and
d.a fourth tranche of 25% of the RSU’s granted, vesting four years after the Vesting Commencement Date.
One-off transition arrangement for the CEO
The implementation of the new three-year vesting scheme under the LTIP has a major impact on the current remuneration packages of existing Executive Directors for the 2020 to 2023 period, as the Executive Directors’ current packages feature annual option and share grants. The share-based compensation under the existing packages and plans over this three-year period would have resulted in three option grants, with guaranteed vesting of a total of 8,400,000 options for the CEO on the basis of continued tenure over the three-year period. In addition, the CEO would have been eligible for three annual restricted share grants pursuant to the LTIP of up to 30% of the base salary.
To mitigate the described impact, the Company has agreed to a one-off transition arrangement with the CEO as approved at the General Meeting of Shareholders on December 11, 2020. This one-off transition arrangement provides for (i) the conversion of the total number of 8,400,000 options for the CEO (i.e., the total number of share options that was expected to be granted in 2021, 2022 and 2023 without the arrangement) into one grant for a total number of 4,200,000 shares for 2020, which vesting will be governed by the performance-based criteria of the new LTI program, and (ii) the vesting of the performance shares in three annual tranches in the first quarter of 2021, 2022 and 2023, subject to the performance-based criteria of the new LTI program for Executive Directors as described above in the Long Term Incentive Plan for the Executive Directors paragraph.
In addition, the grant and each of the three potential vestings of the granted shares under the Long-term Incentive One-Off Arrangement is subject to:
•a five year retention period for the granted shares;
•the annual pro-rata satisfaction upon vesting of the set long-term performance targets, as determined by the Board of Directors; and
•the other terms and conditions applicable to the LTI Program pursuant to the Remuneration Policy for the Board of Directors dated December 11, 2020.

Pursuant to the one-off transition arrangement, the CEO has waived all his rights for the grant of restricted shares and option rights, respectively, under the LTIP and the existing option plans for the financial year 2020. On December 22, 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement.

Option plans
An overview of activity in the number of options for 2022 is as follows (please also refer to Note 27 in respect of movements since the reporting date)(note that the dollar weighted average exercise price is translated using the closing exchange rate for the respective year (2022: 1:1.0667)):

	2022		2021		2020
	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)
Balance at January 1	52,789,478	0.911	50,106,488	0.909	40,327,537	0.696
Expired	—	—	—	—	(3,281)	0.361
Forfeited	(3,660,928)	0.847	(946,738)	1.046	(411,250)	0.640
Granted	4,801,938	0.902	12,081,000	0.931	15,536,750	1.196
Exercised	(6,333,687)	0.599	(8,451,272)	0.520	(5,343,268)	0.544
Balance at December 31	47,596,801	0.897	52,789,478	0.911	50,106,488	0.909
- Vested	8,687,584	0.844	21,388,237	0.833	19,675,875	0.716
- Unvested	38,909,217	0.910	31,401,241	0.966	30,430,613	1.034
Exercised options 2022
In 2022, a total of 6,333,687 options have been exercised with an average exercise price of $0.599. In 2021, a total of 8,451,272 options have been exercised with an average exercise price of $0.520.
All options outstanding at December 31, 2022 are exercisable with the exception of the unvested options granted to the employees still in service. The 2022 share options for the employees vest after one year under the condition the employees are still in service at vesting date.
Exercise prices of options outstanding at December 31, 2022 and the exercise values are in the following ranges (note that the exercise value in $ is translated using the closing exchange rate for the respective year 1:1.0667)):

	2022		2021		2020
Exercise prices in $	Number	Exercise value in $ ‘000	Number	Exercise value in $ ‘000	Number	Exercise value in $ ‘000
0.071 - 0.28	—	—	—	—	3,225,000	828
0.28 - 0.57	—	—	3,482,428	1,322	6,742,863	2,774
0.57- 0.85	26,796,675	21,847	12,290,925	10,155	12,974,375	11,615
0.85 - 2.83	20,800,126	20,895	37,016,125	36,646	27,164,250	30,314
Balance at December 31	47,596,801	42,742	52,789,478	48,123	50,106,488	45,531
Granted options
In 2022, the Company granted 4,801,938 options to employees with a weighted average exercise price of $0.902, fair values for options granted in 2022 were in the range of $0.092 - $0.489. In 2021, the Company granted 12,081,000 options to employees with a weighted average exercise price of $0.931; fair values for options granted in 2021 were in the range of $0.891 - $1.292.

Long Term Incentive Plan
An overview of the number of LTIP shares granted in 2019-2022 and in total as well as the fair value per share award is as follows (note that the fair value per share award in $ is translated using the closing exchange rate for the respective year (2022: 1:1.0667)):

Participant category	2022	2021	2020	2019	Total
Non Executive members of the Board of Directors	—	—	—	205,000	205,000
Executive Members of the Board of Directors	2,363,455	1,337,888	—	201,050	3,902,393
Executive Committee	5,816,083	6,301,400	105,000	326,807	12,549,290
Senior managers	—	812,500	930,000	1,830,000	3,572,500
Total	8,179,538	8,451,788	1,035,000	2,562,857	20,229,183
Fair value per share award ($)	0.517	0.887	0.923	0.387

The following table provides an overview of LTIP shares granted, forfeited or issued in 2019-2022 as well as the number of LTIP shares reserved at December 31, 2022:

Participant category	Granted	Issued	Unvested	Reserved at December 31, 2022
Non Executive members of the Board of Directors	205,000	(18,000)	(187,000)	0
Executive Members of the Board of Directors	3,902,393	(20,306)	(180,744)	3,701,343
Executive Committee	12,549,290	(440,934)	(3,260,738)	8,847,618
Senior managers	3,572,500	(180,616)	(2,059,384)	1,332,500
Total	20,229,183	(659,856)	(5,687,866)	13,881,461
Restricted stock units
The fair value of the grant is, in line with IFRS 2, the actual share price at date of the grant (October 26, 2022), being EUR0.97 ($1.035, translated at the closing exchange rate of 1:1.0667). A total of 4,931,000 RSU’s were granted with a total future expense of $5 million ($ yearly average exchange rate = 1.0543).
Transition arrangement for the Chief Executive Officer, or CEO
On December 22, 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement. These shares will vest in three equal annual tranches in the first quarter of 2021, the first quarter of 2022 and the first quarter of 2023, subject to the pro-rata achievement of the long-term targets under the new LTI program.
The second year of the 3-year performance period for the 2021 share grant pursuant to the LTI one-off transition arrangement, ended on December 31, 2021. Accordingly, the Board of Directors, upon a recommendation of the Remuneration Committee, determined in the first quarter of 2022 the vesting of the second annual tranche of the total number of 4,200,000 shares conditionally granted to the CEO (i.e., 1,400,000 shares).
The shares will not vest, until the first quarter of 2024, applying the targets set at the start of the three-year performance period in 2021.
The performance on both the TSR and the strategic corporate objectives, applying the respective weightings, leads to the following vesting level under the One-Off Transition Arrangement for the CEO (i.e., second annual tranche of 1,400,000 shares):

Metric definition	Achievement	Weighting	Vesting level
TSR	115%	40%	46%
Strategic Objectives	90%	60%	54%
Total		100%	100%
In accordance with the resulting 100% vesting level, a total number of 1,400,000 shares vested in 2023 for the CEO for the second annual tranche of the shares granted under the LTI One-Off Transition Arrangement. These shares are subject to a retention period of five years.
20. BOARD OF DIRECTORS
In connection with the listing of our ADSs on Nasdaq, we converted our two-tier board structure into a one-tier board structure, with a single board of directors consisting of the executive director and non-executive directors. The new structure became effective on December 11, 2020. Since that date, the Board of Directors is jointly responsible for the management of the Company. The daily management of the Company and the execution of the strategy are entrusted to the CEO, as the only Executive Director. The CEO is supported by the non-statutory Executive Committee in the execution of his tasks and responsibilities. The Non-Executive Directors share statutory management responsibility, but shall focus on the supervision on the policy and functioning of the performance of the duties by the Executive Director and the Company’s general state of affairs. The Non-Executive Directors would focus on the supervision on the policy and functioning of the performance of the duties by the Executive Directors and the Company’s general state of affairs.
Dr. S. de Vries is the Company’s sole Executive member of the Board of Directors and is continuing to be the CEO.
The Board of Directors has the following members:

Mr. P. Sekhri	Chair of the Board of Directors and Non-Executive Board Member
Ms. D. Jorn	Vice Chair of the Board of Directors and Non-Executive Board Member
Ms. B. Yanni	Non-Executive Board Member
Dr. M. Pykett	Non-Executive Board Member
Ms. J. van der Meijs	Non-Executive Board Member	Appointed 19 May 2021
Mr. L. Kruimer	Non-Executive Board Member	Appointed 19 May 2021
Mr. S. Baert	Non-Executive Board Member	Appointed 19 May 2021
Dr. S. de Vries	Executive Board Member and Chief Executive Officer
Non-Executive members Board of Directors
Remuneration
For 2022 the annual compensation of the non-executive members of the Board of Directors was as follows:

Responsibility	Cash in Euros (per annum)	Ordinary shares in Euros * (per annum)	Cash in U.S. dollars (per annum)	Ordinary shares in U.S. dollars * (per annum)
Chair of the Board of Directors	65,000	40,000	68,530	42,172
Non-Executive Director	45,000	30,000	47,444	31,629
Chair Audit Committee	9,000		9,489
Member Audit Committee	3,000		3,163
Chair Remuneration Committee	6,000		6,326
Member Remuneration Committee	3,000		3,163
Chair Governance Committee	6,000		6,326
Member Governance Committee	3,000		3,163
*All shares to be valued at the 20 day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions or grant.
An additional compensation of €1,000 ($1,054) per day in case of extraordinary activities, as determined by the Chair of the Board of Directors. Compensation of the Non-Executive members of the Board of Directors and / or of former members of the Supervisory Board of Directors for 2022, 2021 and 2020 was as follows:

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total

Mr. Paul Sekhri	2022	72	42	114
	2021	77	55	132
	2020	74	59	133
Mr. Barrie Ward	2022	—	—	—
	2021	23	20	43
	2020	62	46	108
Mr. Jan Hendrik Egberts	2022	—	—	—
	2021	—	—	—
	2020	—	5	5
Mr. Juergen Ernst	2022	—	—	—
	2021	—	6	6
	2020	57	42	99
Mr. Aad de Winter	2022	—	—	—
	2021	26	21	47
	2020	65	46	111
Ms. Deborah Jorn	2022	55	32	87
	2021	64	42	106
	2020	62	40	102
Ms. Barbara Yanni	2022	53	32	85
	2021	60	36	96
	2020	35	24	59
Dr. Mark Pykett	2022	50	32	82
	2021	57	36	93
	2020	35	24	59
Ms. Jabine van der Meijs	2022	57	32	89
	2021	47	24	71
	2020	—	—	—
Mr. Leonard Kruimer	2022	57	32	89
	2021	47	24	71
	2020	—	—	—
Mr. Steven Baert	2022	55	32	87
	2021	45	24	69
	2020	—	—	—
Total	2022	399	234	633
	2021	446	288	734
	2020	390	286	676

Shares, options and warrants
Shares
At December 31, 2022, the Non-Executive members of the Board of Directors held the following numbers of shares:

	Ordinary shares	Certificates of shares
Mr. Paul Sekhri	486,037	—
Ms. Deborah Jorn	98,778	—
Ms. Barbara Yanni	83,187	—
Dr. Mark Pykett	83,187	—
Ms. Jabine van der Meijs	58,349	—
Mr. Leonard Kruimer	58,349
Mr. Steven Baert	58,349	—
Total	926,236	—
All shares held by the Non-Executive members of the Board of Directors are unrestricted.
Loans or guarantees
During 2022, the Company has not granted loans or guarantees to any member of the Non- Executive members of the Board of Directors. No loans or guarantees to Non-Executive members of the Board of Directors were outstanding at December 31, 2022.
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
The one-off transition arrangement as identified herein above provides for (i) the grant to the CEO, of a total number of 4,200,000 shares for the financial year 2020, and (ii) the vesting of these shares in three annual tranches in the first quarters of 2021, 2022 and 2023, respectively.
Compensation was as follows and includes the entire year 2022, up to December 31, 2022:

Amounts in $ ‘000	Fixed remuneration		Short-term variable: annual bonus		Share-based payments		Post-employment benefits		Other		Total
Mr Sijmen de Vries, CEO and Executive Director	2022:	636	2022:	394	2022:	1,221	2022:	112	2022:	34	2022:	2,396
	2021:	681	2021:	357	2021:*	1,594	2021:	120	2021:	38	2021:	2,790
	2020:	614	2020:	431	2020:	1,739	2020:	107	2020:	37	2020:	2,927
Mr Bruno Giannetti	2022:	—	2022:	—	2022:	—	2022:	—	2022:	—	2022:	—
	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—
	2020:	402	2020:	201	2020:	708	2020:	85	2020:	27	2020:	1,424
Mr Robin Wright	2022:	—	2022:	—	2022:	—	2022:	—	2022:	—	2022:	—
	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—	2021:	—
	2020:	155	2020:	14	2020:	107	2020:	15	2020:	350	2020:	641
* Due to a disclosure error in 2021 caused by the incorrect apportionment of the fair value share based payment expense over the vesting period, the restated 2021 share based payments remuneration disclosure of Dr. S. de Vries is $1.6 million compared to previously reported share based payments of $1.3 million.
Options
The following table gives an overview of movements in number of option holdings of the individual members of the executive board of directors in 2022, the exercise prices and expiration dates up to December 31, 2022:

	January 1, 2022	Granted 2022	Exercised in 2022	Forfeited/Expired in 2022	December 31, 2022	Exercise price ($)	Expiration date
Dr. Sijmen de Vries	2,800,000	—	—	—	2,800,000	0.859	May 22, 2024

Shares
At December 31, 2022, the executive members of the board held the following numbers of shares:

Shares held	As at December 31, 2022
Dr. Sijmen de Vries	7,434,383
Long term Incentive Plan

	Year	Granted	Settled	Forfeited	Not vested	Reserved as at 31 December 2022
Dr. Sijmen de Vries	2022	2,363,455	—	—	—	2,363.455
	2021	1,337,888	—	—	—	1,337.888
	2020	—	—	—	—	—
	2019	201,050	(20,306)	—	(180,744)	—

Loans or guarantees
During the year 2022, no loans or guarantees have been granted to the Executive members of the Board of Directors. No loans or guarantees to the Executive member of the Board of Directors were outstanding at December 31, 2022.
The Executive member of the Board of Director is the sole statutory director.
21. RELATED PARTY TRANSACTIONS
Related parties’ disclosure relates mainly to key management compensation and to transactions with the associated company BioConnection Investments B.V. (formally BioConnection B.V.).
Key management includes members of the Board of Directors:

Amounts in $ ‘000	2022	2021		2020
Salaries and other short-term employee benefits	1,463	1,522		2,695
Post-employment benefits	112	120		207
Share-based compensation	1,455	1,882	*	2,841
Total	3,030	3,524		5,743
*2021 figure restated. Refer to Note 20 for further disclosure.
All direct transactions with members of the Board of Directors have been disclosed in Notes 19 and 20 of these financial statements. At December 31, 2022, the Company had no payable balance to members to the Board of Directors. At December 31, 2021, the balance to members to the Board amounted to $0.1 million.
For the years ended December 31, 2022 and 2021, related party transactions with Bioconnection were in the ordinary course of that company’s fill and finish business and amounted to $3.0 million and $3.5 million respectively. At December 31, 2022 the Company was owed $0.5 million from Bioconnection. At December 31, 2021 the Company owed $0.1 million to Bioconnection for fill and finish services supplied.
22. OTHER FINANCIAL LIABILITIES
Other Financial Liabilities:

Amounts in $ ‘000	2022	2021
Non-current
Financial guarantee contracts	—	165
Total non-current	—	165
Total	—	165
The financial guarantee relates to a guarantee for BioConnection, which due to the new ownership structure at Bioconnection, was released during 2022.
23. COMMITMENTS AND CONTINGENCIES
Material agreements
At the end of 2022, the Company had several agreements with third parties related to the manufacturing of RUCONEST and development of new products. In these agreements certain minimum volumes are committed. Total potential liabilities under these agreements for the year ended December 31, 2022 and December 31, 2021 are approximately $73.8 million and $97.3 million, of which $20.8 million relates to 2023 and $53.0 million relates to 2024 and further. All expenditures relate to the cost of goods.

Joenja® (lensiolisib) milestone commitments
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a P13Kδ inhibitor being developed by Novartis to treat patients with APDS. In November 2022, Pharming submitted regulatory filings to the FDA and EMA for the purpose to commercialize leniolisib. On March 24, 2023, Pharming received FDA approval for the commercialization of Joenja® (leniolisib) in the United States. Pharming is preparing its first Joenja® (leniolisib) sale in the second quarter of 2023. We anticipate that the CHMP will issue its opinion on the leniolisib MAA in the second half of 2023 and expect European marketing authorisation approximately two months later.
As a result of the FDA approval and the expected EMA approval, it is expected that the first commercial sale of Joenja® (leniolisib) will be made which triggers milestone payments for a maximum amount of $20 million to Novartis. Furthermore, Pharming is committed to certain milestone payments based on actual worldwide annual sales. The total commitment equals $180 million when yearly net sales reach $500 million. The first milestone equals $5 million when yearly net sales reach $50 million.
In addition to these milestone payments, the Company has agreed to pay royalty fees to Novartis. These royalties are calculated as a fixed percentage over net sales, growing to a maximum of 18% when net sales exceed $300 million. These royalty payments have a term of 10 years. The minimum royalty liability of 12% is applicable for sales up until $150 million. The timing of the milestone payments, except for the milestones related to the first commercial sale in the U.S. and Europe, and royalty payments is uncertain as these are highly dependent on the enrollment of new patients for leniolisib.
After the FDA approval of March 24, 2023, Pharming has obtained an FDA Priority review voucher. As part of the agreement with Novartis, Novartis has the right to purchase this voucher from Pharming for an amount of 20% of the average sale price of similar transactions. This right expires within three years after the receipt of the voucher.
24. FINANCIAL RISK MANAGEMENT
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.
Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. In doing so, the Board of Directors’ and Executive Committees’ strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, debt and equity. Compared to last year there have been no significant changes in risk management policies.
Currency risk
This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States dollar (U.S. dollar). Certain payments and sales of RUCONEST® in the United States are being and will be received in U.S. dollar. In 2022, repayments and interest payments of the loans were made in U.S. dollar. Some direct payments of U.S. activities are carried in U.S. dollar through the Dutch entities. At December 31, 2022 the Group’s cash and cash equivalents, including restricted cash, amounted to $208.7 million. This balance consists of cash assets denominated in euros for a total amount of

$150.3 million or €140.9 million (applying an exchange rate EUR/$ at 31 December 2022 of 1.0667 ) and cash assets in U.S. dollars for a total amount of $58.4 million. The U.S. dollar cash balance will be used for the commercialization activities of the U.S. organization and to cover the operating costs of the activities in the EU and RoW.
Cash and cash equivalents (including restricted cash), accounts receivables and inventories denominated in EUR amounted in total $82.1 million (€77.0 million), respectively $23.8 million (€22.3 million) for the trade and other payables denominated in EUR. Pharming performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the cash and cash equivalents (including restricted cash) accounts receivables, inventories, trade and other payables, denominated in $, at year-end is $58.3 million, a 10% strengthening or weakening of the euro versus U.S. dollar would have an impact of $5.8 million on the Group’s gain (weakening of the euro) or loss (strengthening of the euro).
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Pharming’s interest rate risk policy is aimed at minimizing the interest rate risks associated with the financing of the Company and thus at the same time optimizing the net interest costs. This policy translates into a certain desired profile of fixed-interest and floating interest positions, including those generated by cash and cash equivalents and those paid on finance lease liabilities. As the interest rate on the convertible bond is a fixed percentage, Pharming concluded that the total risk on interest is not material.
The issue of the Convertible Bonds due 2025 at a fixed interest rate of 3% p.a. replacing the Company’s previous debt facility has rendered this concern obsolescent. The interest on the vast majority of the Company’s financial instruments is now not variable with market interest rates. More information on the Convertible Bonds due 2025 can be found in Note 16.
Credit risk
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at December 31, 2022 is represented by the carrying amounts of cash and cash equivalents and trade and other receivables.
The carrying amounts of the cash and cash equivalents (including restricted cash) as at December 31, 2022 amounted to $208.7 million and was held through financial institutions with a BB+ to A rating or better from Standard & Poor’s, Baa3 to A1 ratings from Moody’s and BBB+ to A ratings from Fitch.
Trade and other receivables at December 31, 2022 amounted to $27.6 million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the position taken with respect to trade and other receivables, the Company considers that this risk is adequately managed.
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

The following table presents the financial liabilities at year-end 2022, showing the remaining undiscounted contractual amounts due including nominal interest. Liabilities denominated in foreign currency have been converted at the exchange rate at December 31, 2022.
Maturity profile of financial liabilities:

Amounts in $ ’000	2023	2024	2025	2026	2027 and onwards	Total	Prior year total
Trade and other payables	54,465	—	—	—	—	54,465	42,473
Other financial liabilities	—	—	—	—	—	—	165
Lease Liabilities	4,644	4,397	3,583	3,583	24,484	40,691	23,496
Convertible Bonds	4,000	4,000	135,338	—	—	143,338	156,550
Total	63,109	8,397	138,921	3,583	24,484	238,494	222,684
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
The following table presents the assets that are measured at fair value at year-end 2022 and 2021:

	2022			2021
Amounts in $ ’000	Level 1	Level 3	Total	Level 1	Level 3	Total
Investments in equity instruments designated as at FVTOCI	403	—	403	1,449	—	1,449
Investments in debt instruments designated as at FVTPL	—	6,827	6,827	—	—	—
Balance at December 31	403	6,827	7,230	1,449	—	1,449
The following table presents the liabilities that are measured at fair value at year-end 2022 and 2021:

	2022		2021
Amounts in $ ’000	Level 3	Total	Level 3	Total
Other financial liabilities	—	—	165	165
Balance at December 31	—	—	165	165
The following table includes carrying values and the estimated fair values of financial instruments:

	2022		2021
Amounts in $ ‘000	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	208,654	208,654	192,963	192,963
Trade and other receivables	27,619	27,619	29,983	29,983
Liabilities:
Convertible Bond	133,386	133,386	140,886	140,886
Lease Liabilities	33,308	33,308	20,875	20,875
Other financial liabilities	—	—	165	165
Trade and other payables	54,465	54,465	42,473	42,473
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
The table sets out an analysis for each of the period presented of the net position of the convertible bond, and Cash and cash equivalents, showing the remaining (discounted) contractual amounts due including nominal interest.

Amounts in $ ‘000	2022	2021
Cash and cash equivalents	208,654	192,963
Convertible bond - repayable within one year	(1,768)	(1,879)
Convertible bond - repayable after one year	(131,618)	(139,007)
Net debt	75,268	52,077

Cash and cash equivalents	208,654	192,963
Gross debt - fixed interest rates	(133,386)	(140,886)
Net debt	75,268	52,077
Reconciliation of liabilities arising from financing activities:

	2021	Cashflows	Non - Cash changes						2022
Amounts in $ ‘000			Acquisition	Interest Expense Accrued	Amortized costs	Fair Value Changes	Other
Convertible Bond	140,886	(3,952)	—	3,952	784	—	(8,284)	*	133,386
Other financial liabilities	165	—	(165)	—	—	—	—		—
Lease Liabilities	20,875	(3,311)	16,248	718	—	—	(1,222)		33,308
Total liabilities from financing activities	161,926	(7,263)	16,083	4,670	784	—	(9,506)		166,694
* Represents the translation effect of convertible bonds as reflected in the consolidated statement of comprehensive income

25. EARNINGS PER SHARE AND FULLY-DILUTED SHARES
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans and warrants issued. For the years ended 31 December 2022, 2021 and 2020, the basic and diluted profit per share is:

	2022	2021	2020
Net profit attributable to equity owners of the parent (in $ ‘000)	13,674	15,996	37,746
Weighted average shares outstanding	648,676,119	642,007,692	636,268,929
Basic profit per share (in $)	0.021	0.025	0.058
Weighted average diluted shares outstanding	707,141,263	701,151,525	682,737,280
Diluted profit per share (in $)	0.019	0.023	0.055
For 2022 the diluted net profit used in the calculation of dilutive profit per share amounts to $13.7 million. Difference between the weighted average shares outstanding and the weighted average diluted shares outstanding used for basic profits calculations per share relates to options, warrants and LTIP. The 62,412,622 average shares related to the convertible bonds are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.
Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per December 31, 2022 and the date of these financial statements is provided in the following table.
Movements of shares and other instruments between December 31, 2022 and April 4, 2023 are shown in the table below:

	December 31, 2022	Shares issued	Shares reserved	April 4, 2023
Shares	656,348,225	2,324,118	—	658,672,343
RSU	4,931,000	—	—	4,931,000
Options	47,596,801	(756,191)	(762,000)	46,078,610
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	15,304,821	(1,516,432)	3,790,993	17,579,382
Issued	786,593,469	51,495	3,028,993	789,673,957
Available for issue	93,406,531	(51,495)	(3,028,993)	90,326,043
Authorized share capital	880,000,000	—	—	880,000,000
26. SHAREHOLDERS’ EQUITY
The Company’s authorized share capital amounts to $9.4 million (€8.8 million, exchange rate (EUR:$) equals 1:1.0667) and is divided into 880,000,000 ordinary shares with a nominal value of €0.01 each. At December 31, 2022 and 31 December 2021, all 656,348,225 (€6.6 million) and 648,749,282 shares outstanding, have been fully paid-up.
Other reserves include those reserves related to currency translation, fair value revaluation, participating interest and capitalized development costs in which the movements can shown below:

Amounts in $ ‘000	Legal Reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Reserve Fair value revaluation	Total
Balance at January 1, 2021	19,037	4,955	622	—	24,614
Movements in the year	(15,072)	(4,553)	694	(2,283)	(21,214)
Balance at December 31, 2021	3,965	402	1,316	(2,283)	3,400
Movements in the year	(10,349)	—	(1,083)	(705)	(12,137)
Balance at December 31, 2022	(6,384)	402	233	(2,988)	(8,737)
Please refer to the consolidated statement of changes in equity and Note 25.

27. EVENTS AFTER THE REPORTING YEAR

Leniolisib FDA Approval
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (APDS). In November 2022, Pharming submitted regulatory filings to the FDA and EMA for the purpose to commercialize leniolisib. On March 24, 2023, Pharming received FDA approval for the commercialization of leniolisib in the United States. Pharming is preparing its first leniolisib sale in the second quarter of 2023. We anticipate that the CHMP will issue its opinion on the leniolisib MAA in the second half of 2023 and expect European marketing authorisation approximately two months later. For further details, refer to Note 23 of the consolidated financial statements.
Management identified no other events after the reporting period affecting the 2022 financial statements.