Form 20-F
period 2023-12-31
Pharming Group N.V.
filed 2024-04-04
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

671,073,243 ordinary shares, nominal value €0.01 per share, as of December 31, 2023.

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

GENERAL INFORMATION
In this Annual Report on Form 20-F, or Annual Report, the terms “Pharming”, “Pharming Group”, “Pharming Group N.V.”, “the Group”, “the Company”, “we”, “us” and “our” refer to Pharming Group N.V. together with its subsidiaries, except where the context otherwise requires.
“Joenja®” is the global registered trademark for leniolisib. When discussing the U.S. market or the commercialized product in the U.S., we generally use the trademarked name Joenja® instead of leniolisib.
“leniolisib” is the term we generally use when discussing clinical trials or studies prior to U.S. approval or the product as related to markets outside of the U.S.
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
You should refer to the section of this Annual Report titled “Item 3 — D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3 — D. Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

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

C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the Securities and Exchange Commission, or SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Summary of Selected Risks Associated with Our Business

•The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces competition from other products (acute and prophylactic) used to treat Hereditary Angioedema, or HAE, including products to prevent and treat HAE attacks. There are several products from other competitors that have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
•We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed.
•Joenja® is a newly approved drug in the U.S. and could develop unexpected safety or efficacy concerns, which would likely have a material adverse effect on us.
•The commercial success of our approved products depends, and the commercial success of any product candidate will depend, upon the degree of market acceptance by physicians, patients, payors and others in the medical community.
•If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.
~~•~~Revenue from our approved products depends, and the successful commercialization of our product candidates will depend, in part, on the extent to which governmental authorities and health insurers maintain or establish, as applicable, adequate coverage, reimbursement levels and pricing policies. Failure to maintain or obtain coverage and adequate reimbursement for our approved products and our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.
•Since many of our product candidates are at an early stage of development, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our current product candidates due to limited resources available.
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
•We depend on our information technology systems and have been and may in the future be the victim of cyberattacks which compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.
•Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules and significantly impact commercially available goods.
•We are dependent on a limited number of suppliers for some of the components and materials used in our product candidates and product. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. Other studies of product candidates, regulatory applications or commercializing product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
•We depend on third-party manufacturers for the production of Joenja® and for the production of rhC1INH for commercial supply and for use in clinical trials of RUCONEST®, as well as our product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
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
•There are material weaknesses in our internal control over financial reporting and if we are unable to remediate them, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
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
Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1INH products. Oral products for the prevention of HAE attacks are also being developed. Orladeyo® (berotralstat) is an oral prophylactic product which was approved in the fourth quarter of 2020. In the acute market, we face pricing competition as a result of the 2019 market entry of generic equivalents to the acute treatment: Firayzr® (icatibant injection). Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. New technologies from competitors may make RUCONEST® obsolete.
Our competitors include major international pharmaceutical companies as well as smaller or regional specialty pharmaceutical and biotechnology companies. Many of our competitors are larger and have greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, prosecuting intellectual property rights and marketing approved products than we do. Such competitors may be better equipped to withstand changes in economic and industry conditions. Smaller or early stage companies may also be significant competitors, particularly through collaborative arrangements with large, established companies. Key competitive factors affecting the commercial success of our products and any other products that we develop or acquire are likely to be safety, efficacy, tolerability profile, reliability, convenience of dosing, price and reimbursement. We may also face future competition from companies selling generic alternatives to RUCONEST® in countries where we do not have patent coverage, orphan drug status or another form of data or marketing exclusivity or where patent coverage or data or marketing exclusivity has expired, is not enforced, or may, in the future, be challenged.
We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed.

We have, to date, been substantially focused on the development and commercialization of RUCONEST®, and we expect to continue to be dependent primarily on revenues from RUCONEST® sales in the near term. Although we have begun sales of Joenja® in the United States, RUCONEST® sales accounted for approximately 92.6% of our total revenues in 2023, and we expect it to continue to make up the majority of our revenues for the foreseeable future. Accordingly, any adverse events or findings regarding the properties, efficacy or safety of RUCONEST®, or material constraints on the manufacturing of RUCONEST®, may have a material impact on our financial results and operations.
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
•obtaining and maintaining patent protection and regulatory exclusivity; and adequately investing in the manufacturing, sales, marketing, market access, medical affairs and other functions that are supportive of our commercialization efforts.

Joenja® is a newly approved drug in the U.S. and could develop unexpected safety or efficacy concerns, which would likely have a material adverse effect on us.
Joenja® was granted approval by the FDA in late March 2023. In the United States, Joenja® will now be used by larger numbers of patients, potentially for longer periods of time, and we and others (including regulatory agencies and private payors) will collect extensive information on the efficacy and safety of Joenja® by monitoring its use in the marketplace. New safety or efficacy data from market surveillance may result in negative consequences including the following:
•Modification to product labeling or promotional statements, such as additional boxed or other warnings or contraindications, or the issuance of additional “Dear Doctor Letters” or similar communications to healthcare professionals;
•Required changes in the administration of Joenja®;

•Imposition of additional post-marketing surveillance, post-marketing clinical trial requirements, distribution restrictions or other risk management measures, such as a risk evaluation and mitigation strategy;
•Suspension or withdrawal of regulatory approval or delays or declination of regulatory approval outside of the United States;
•Suspension of, or imposition of restrictions on, our operations, including costly new manufacturing requirements with respect to Joenja®; and
•Voluntary or mandatory product recalls or withdrawals from the market and costly product liability claims.

Any of these circumstances could reduce Joenja’s® market acceptance and would be likely to materially adversely affect our business.
The commercial success of our approved products depends, and the commercial success of any product candidate will depend, upon the degree of market acceptance by physicians, patients, payors and others in the medical community.

The commercial success of our approved products depends, and of our product candidates will depend, in part, on the medical community, patients, and payors accepting them as effective, safe and cost-effective. If our product candidates do not achieve an adequate level of acceptance, we may struggle to continue to generate significant product revenues and may not in the future generate any profits from operations. The degree of market acceptance of our approved products, in particular Joenja®, or our product candidates, if approved for commercial sale, will depend on a number of factors, including:
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
•continued demand from two U.S. specialty wholesale companies that in 2023 represented 83% of our revenues; and
•sufficient third-party insurance coverage or reimbursement.
Even if a product candidate displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product, if approved for commercial sale, will not be known until after it is launched. Our efforts to educate the medical community and payors on the benefits of our products, particularly Joenja® given its recent approval, and product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors.
If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.

We have been promoting RUCONEST® in Europe and the Middle East since we re-acquired the license in 2020 and are currently preparing for the launch of leniolisib in Europe, the U.K., the Middle East, Africa, and Asia-Pacific. Establishing and maintaining internal medical and commercial capabilities, as we are doing for Joenja®, carries an element of risk. For example, recruiting and training an integrated medical and commercial organization can be expensive and time consuming and could delay any product launch. Furthermore, if the commercialization of a product is delayed, , establishing a commercial organization prematurely would result in the need to reconfigure the organization.

Factors that may inhibit our efforts to commercialize our products on our own include:
•the inability to recruit, train and retain adequate numbers of effective medical, access, sales and marketing personnel;
•inability to obtain appropriate regulatory approval and subsequent reimbursement coverage
•the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;
•the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
•unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We enter into arrangements with a variety of third-parties to perform a range of activities including medical affairs, regulatory and reimbursement support and, sales, marketing and distribution services outside of the United States and Europe. We have made leniolisib available for APDS patients in select key markets in Europe, the U.K., Japan, Asia-Pacific, the Middle East, and Canada. Where viable, following regulatory approval, we intend to market leniolisib directly in a number of these markets. Prior to regulatory approval in certain markets, we will make leniolisib available via a variety of access schemes. In addition, we have granted the China State Institute of Pharmaceutical Industry, or the CSIPI, an exclusive license to commercialize RUCONEST® in China, and the CSIPI is collaborating with the Chengdu Institute of Biological Products Co, Ltd, or the CDIBP,and we are solely dependent on their efforts to commercialize RUCONEST® in that territory. On December 15, 2023, the CDIBP announced that it received clinical trial approval from the Center for Drug Evaluation of the National Medical Product Administration for the clinical development of rhC1INH in China. We may receive certain regulatory and manufacturing-associated milestones, and we are eligible to receive low to mid-single digit royalties from sales in China by the CSIPI, affiliates of the CSIPI and sublicencees of the CSIPI. Dependence on distribution arrangements to commercialize our products in certain jurisdictions subjects us to a number of risks. We do not have control over such third parties and any of them may fail to devote the necessary resources and attention to distribute our products effectively. In addition, any potential non-compliance with applicable laws and regulations by such third parties would potentially expose us to sanctions. If such third-party arrangements are terminated or allowed to expire, the marketing and sales of a product in that jurisdiction may be interrupted, which could adversely affect our revenues. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. See “Item 3 – D. Risk Factors – We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business” of this Annual Report.
Revenue from our approved products depends, and the successful commercialization of our product candidates will depend, in part, on the extent to which governmental authorities and health insurers maintain or establish, as applicable, adequate coverage, reimbursement levels and pricing policies. Failure to maintain or obtain coverage and adequate reimbursement for our approved products and our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors is essential for many patients to be able to afford prescription medications such as RUCONEST® and Joenja® and potential product candidates, assuming regulatory approval is obtained. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations fundamentally impacts the potential success of RUCONEST® and Joenja® and potential product candidates. Assuming we obtain coverage for our product candidates by third-party payors, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the EU Member States, or elsewhere will be maintained for our approved products or available for our product candidates or any product that we may develop, and any reimbursement that may be or become available may be decreased or eliminated in the future. There is an increasing tendency of health insurers to reduce healthcare costs by limiting both the coverage and breadth of reimbursement for new therapeutic products and in some cases by refusing to provide coverage altogether.

Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third-party payor does not guarantee that we will obtain similar coverage or reimbursement from another third-party payor. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any products for which we obtain marketing approval. Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, loss of customers, or reputational damage, which could have a material adverse effect on our business, financial condition and operating profit.
Further, it is possible that a third-party payor may consider our product candidates as similar to alternative treatment options and only offer to reimburse patients for a less expensive product. In some cases this can involve a requirement that patients try the less expensive product first, only approving other therapies after the patient does poorly on the less expensive product. Even if we show improved efficacy or convenience of administration with our product candidates compared to products marketed by our competitors and the prevailing standard of care, the pricing of existing therapies may still limit the amount we could charge. Third-party payors may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on them.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to set their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.
Since many of our product candidates are at an early stage of development, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our product candidates due to limited resources available.
Other than Joenja®, which was approved by the FDA on March 24, 2023, our product pipeline candidates are all in the early stages of clinical and preclinical development. For example, our gene therapy product candidate is in preclinical development. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.
The costs and timing of potential clinical trials, filings and approvals, and the potential therapeutic scope of the development and commercialization of our products involve a high degree of uncertainty and risk which make it difficult to predict the time and costs of product development of novel approaches.
New product development and indication expansions of existing products is very expensive and involves a high degree of uncertainty and risk. Only a small number of research and development programs result in the commercialization of a new product. Furthermore, the development of novel approaches for the treatment of diseases, including development efforts in new and innovative modalities present additional challenges and risks. Clinical trial data and results are subject to differing interpretations by regulatory authorities. We may view data as sufficient to support the safety, effectiveness, or approval of an investigational therapy, while regulatory authorities may disagree and may require additional data, may limit the scope of an approval or may deny approval altogether. There can be difficulty in predicting the time and cost of product development of novel approaches for the treatment of diseases across regulatory approval authorities.
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
If the CROs do not perform preclinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements and other compliance obligations, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures. See “Item 3 – D. Risk Factors – We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business” of this Annual Report.
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
In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates or indications. In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an Investigational New Drug application, or IND, for each of our product candidates. We cannot be certain that any IND we submit to the

FDA, or any similar Clinical Trial Application, or CTA, we submit in other countries, will be accepted. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a New Drug Application, or NDA, or Biologics License Application, or BLA, submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.
We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.
Regulatory authorities in some jurisdictions, including the United States, the EU and the United Kingdom, may designate drugs for relatively small patient populations as orphan drugs. We obtained orphan drug designation for RUCONEST® from the FDA for the treatment of acute HAE attacks. Joenja® has also received this designation from the FDA and the EMA. However, no assurances can be made for our product candidates.
Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the acceptance or approval by a regulatory authority in the EU of another marketing application for a similar medicinal product or the approval by the FDA of another marketing application for the same drug for the same indication for that time period. The FDA defines “same drug” as a drug or biologic that contains the same active moiety and is intended for the same use. The applicable market exclusivity period for orphan drugs is ten years in the EU and the United Kingdom and seven years in the United States. The EU and United Kingdom exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation.
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
Although we have obtained orphan drug exclusivity for Joenja® from the FDA, the EMA, and the Ministry of Health, Labour and Welfare of Japan, or MHLW, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product or product candidate is shown to be clinically superior to our product or product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product or product candidate if the FDA, EMA or United Kingdom’s Medicines and Healthcare products Regulatory Agency, or MHRA, finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated in the relevant jurisdiction.
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
If there are fewer actual patients than estimated, or if any product approval is based on narrower definitions of patient populations, our revenues and cash position could be materially and adversely affected. The patient population for the diseases that our products treat is very small, and networking, data gathering and support channels are not as established as those for more prevalent and researched disease indications. There are limited patient registries and other methods of establishing with precision the actual number of patients of our existing and potential future indications in any geography. Estimating the prevalence of a rare disease is difficult and we therefore must rely on assumptions, beliefs and an amalgam of information from multiple sources, resulting in potential under or over-reporting. There is no guarantee that our assumptions and beliefs are correct, or that the methodologies used and data collected have generated or will continue to generate accurate estimates. There is therefore uncertainty around the estimated total potential addressable patient population for treatment with RUCONEST® and Joenja® worldwide. In addition, the potential market opportunity for our product candidates that we may develop is difficult to estimate precisely, particularly given that the orphan drug markets which are targeted are, by their nature, relatively unknown. Our estimates of the potential market opportunity for each of these product candidates are predicated on several key assumptions, such as industry knowledge and publications, third-party research reports and other surveys. If any of our assumptions prove to be inaccurate, then the actual market for RUCONEST®, Joenja®, or our product candidates, could be smaller than our estimates of the potential market opportunity. If that turns out to be the case, our product revenue may be limited, and we may be unable to achieve or maintain profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We depend on our information technology systems have been and may in the future be the victim of cyberattacks, which compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.
We collect and maintain data and information that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business, including systems infrastructure operated and maintained by our third-party suppliers or providers. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the privacy, security, confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems and facilities to prevent an information compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result, a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks, attachments to emails, persons inside our organization (including employees or contractors), lost or stolen devices, or persons with access to systems inside our organization. We have been, and may in the future be, subject to cyberattacks.
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
The release of finished product to the market is dependent on the satisfaction of a set of quality control procedures. Some of these procedures, although validated, are very sensitive and complex (specifically for the protein platform). While ensuring and maintaining Good Manufacturing Practice, or GMP, activities at our partnered contract manufacturing organization, or CMO, sites we do not have our own GMP certified analytical laboratory capable of performing the quality control procedures needed for the release of product, and we rely on third parties for this task. We have started a program to challenge and reassess all currently used quality control procedures with the aim to improve or replace those by more robust, and easier to perform analyses and where possible create a more robust external partnership management process.
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
We are dependent on a limited number of suppliers for some of our components and materials used in our product candidates and products. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. Other studies of product candidates, regulatory applications or commercializing product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
We rely on a limited number of suppliers for certain essential materials incorporated into, or used in the manufacture of, products and product candidates. Since RUCONEST® is authorized for use in rare and ultra-rare diseases, it might be difficult to find suppliers that can or are willing to handle small-scale quantities, which may also limit our negotiation power with these suppliers.
Many component suppliers are based in Europe, while a significant percentage of RUCONEST® sales are conducted in the U.S. If international shipping is disrupted, we may not be able to supply sufficient quantities of RUCONEST® for sale in the U.S. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. In addition, studies of product candidates, regulatory applications and our ability to commercialize product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
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
We depend on third-party manufacturers for the production of Joenja® and for the production of rhC1INH for commercial supply and for use in clinical trials of RUCONEST®, as well as our product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.
We have entered into (downstream) manufacturing and supply agreements for Joenja® and RUCONEST® with, among others, Sanofi S.A., or Sanofi, and BioConnection Investments B.V. (formerly BioConnection B.V.), or BioConnection, since we do not have a GMP-certified lab capable of performing the quality control procedures necessary for the release of product. A failure of these suppliers to supply our needs would be difficult to overcome as contracting additional manufacturing capacity on a timely basis could be difficult or impossible and have significant adverse effect on our business.
We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.
Two U.S. customers (namely specialty pharmacies) accounted for $204.3 million, or 83%, of our revenues for the year ended December 31, 2023 and $173.6 million, or 84%, of our revenues for the year ended December 31, 2022. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of specialty pharmacies. With specialty products, the pharmacies provide patient support services that are more than are provided by retail pharmacies, and effective communication and relations between our hub and these pharmacies are important in maintaining timely and consistent filling of prescriptions for RUCONEST®.

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
In recent years, the pharmaceutical industry has been the subject of public complaints and significant publicity regarding the pricing of pharmaceutical products, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that the public has deemed excessive. We may experience downward pricing pressure on the price of RUCONEST®, Joenja® and any other future approved products due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability. Orphan drugs in particular have received recent negative publicity for the perceived high prices charged for them by their manufacturers, and as a result orphan drug developers such as us may be negatively impacted by such publicity and any U.S. or other government regulatory response. Due to these factors, we may suffer public criticism and negative publicity in media coverage, by industry trade associations and legislators.
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
Our facilities consume a significant amount of electricity in connection with the operation of our business and our production processes have a high consumption of consumables and liquid process waste. While we proactively improve processes where feasible with the aim to reduce use of energy and reduce the consumption of materials, our efforts to reduce energy consumption may not be successful. Additionally, we process waste such as chemicals for cleaning equipment (which need to be neutralized before disposing), milk waste, and fluids containing heavy metals. Legislation related to waste regulations or legislation requiring our facilities to reduce our energy consumption may have a material impact on our business.

Risks Related to Intellectual Property
Our success is dependent on our ability to obtain and protect rights to proprietary technology and to develop our technology and products without infringing the proprietary rights of third parties.
We rely, and will continue to rely, on a combination of patents, trademarks and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future product candidates. We use patents and licensing to protect our products and technology. We try to be careful to develop products that don’t infringe on the proprietary rights of third parties. Currently, we have several patent applications granted and pending in countries including the U.S., Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.
The patents that we own and have license rights to now or the patents and patent applications that we may own or in-license in the future may not have patentable claims that protect our current and future product candidates in the relevant jurisdictions where we intend to commercialize such products. There is no assurance that we are aware of all potentially relevant prior art relating to current patents or current or future patent applications. As such, patent examiners may find prior art that can prevent a patent from issuing from a pending patent application. During the patent examination process, we may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patents do successfully issue based on our future patent applications, and even if the issued patents cover our current and future product candidates, including their compositions, formulation, method of manufacture, and method of use, third parties may challenge our issued patents’ validity, enforceability or scope, which may result in such patents being narrowed so that they no longer cover competitors’ products that are considered to infringe, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our current or future product candidates, if approved. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be further reduced.
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
Moreover, our technologies and products may infringe on third-party intellectual property rights. As a result, we may face litigation or other legal proceedings concerning such intellectual property. These processes can be time-consuming and costly. In the event of an unfavorable ruling in patent or intellectual property litigation, we could be subject to significant liabilities to third parties, or be required to cease developing, manufacturing or selling the affected products or technology. Each of these outcomes may adversely affect our financial position. We may also be confronted with claims which are raised with the main aim of exploiting the nuisance value of publicly raised claims. In order to prevent the infringement of third-party intellectual property rights, we may need to acquire licenses for patents held by third parties to re-establish or maintain freedom to operate for our products, possibly on unfavorable terms. A failure to obtain licenses for patents held by third parties, or failure to obtain them on favorable terms, may have a material adverse effect on our financial and operational position.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Furthermore, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until

18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.
In addition, if the breadth or strength of protection provided by our patents and patent applications, whether owned or in-licensed now or in the future, is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in loss of exclusivity or in patent claims being narrowed so that they no longer cover competitors’ products that are considered to infringe, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or unduly limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority. Various extensions may be available; however, the exclusivity and protection afforded by a patent is limited. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.
Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of asserted patents at risk of being invalidated or interpreted narrowly and could put a related patent application at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the U.S. Patent and Trademark Office, or the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. Third parties may also make it more difficult to obtain patents to our valuable technologies by engaging in pre-issuance submissions of prior art to the USPTO and in analogous proceedings in other jurisdictions. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we may license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

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
Our success depends, in part, on our ability to operate without infringing the intellectual property rights and other proprietary rights of third parties. Identification of third-party patent rights that may be relevant to our products and proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty and uncertainty in assessing the meaning or scope of protection of patent claims. There could be issued patents of which we are or were not aware that our products infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes. We may also be confronted with claims which are raised with the main aim of exploiting the nuisance value of publicly raised claims.
Proceedings involving our patents or patent applications or those of others could:
•put one or more of our patents at risk of being invalidated, rendered unenforceable or interpreted narrowly so that they no longer cover competitors’ products that are considered to infringe;
•adversely impact the patentability of our inventions relating to our products;
•result in monetary damages, injunctive relief or otherwise harm our competitive position, including by limiting or terminating marketing and selling activities, increasing the risk for generic competition, limiting development and commercialization activities or requiring us to obtain licenses to use the relevant technology (which licenses may not be available on commercially reasonable terms, if at all); and
•otherwise negatively impact the enforceability, validity or scope of protection offered by the patents relating to the products.
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
The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. U.S. patents and patent applications also may be subject to interference proceedings, ex parte reexamination, inter partes review, or IPR, and post-grant review proceedings, derivation proceedings and supplemental examination and may be challenged in district courts. Patents granted in certain other countries may be subjected to opposition or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application (so that, for example, they no longer cover competitors’ products that are considered to infringe). In addition, such interference, re-examination, opposition, post-grant review, IPR, derivation proceedings, supplemental examination or revocation proceedings may be costly. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The degree of future protection for our products and proprietary rights is uncertain, and it cannot be guaranteed that:
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
•any patents issued to us or our licensors or collaborators will provide a basis for protection of any existing or additional commercially viable products, will provide us with any competitive advantages or will not be successfully challenged by third parties;
•we will be able to develop additional proprietary technologies that are patentable; or
•the patents of others will not have an adverse effect on our business.
Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the USPTO and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act. Accordingly, it remains unclear what impact the Leahy-Smith Act, subsequent rule-making, and judicial interpretation of the Leahy-Smith Act and regulations will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition. Moreover, future changes to the patent laws of the United States and foreign jurisdictions may adversely affect the term, scope, validity and enforceability of our or our licensors’ patent rights. For example, a 2019 bill (Terminating the Extension of Rights Misappropriated Act, or TERM Act, H.R. 3199) in the United States Congress aimed to reduce the term of certain drug patents in order to ease generic entry and increase competition. Changing political priorities could potentially drive more such initiatives.

In addition, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of these decisions and legislative changes has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a ''nonexclusive, non-transferable, irrevocable, paid-up license'' for its own benefit. The Bayh-Dole Act also provides federal agencies with ''march-in rights.'' March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a ''nonexclusive, partially exclusive, or exclusive license'' to a ''responsible applicant or applicants.'' If the patent owner refuses to do so, the government may grant the license itself.
We enjoy only limited geographical protection with respect to certain patents.
Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or EU, or where enforcement rights do not exist. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be refused in certain jurisdictions, such as, for example. China, India, Brazil, which have different requirements for patentability.
Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert efforts and attention from other aspects of the business. They could also put our patents and patent applications at risk of being invalidated, denied or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits or have damages or other remedies awarded to us, or such damages or other remedies may not be commercially meaningful. Accordingly, our intellectual property rights as enforced may be inadequate to obtain a significant commercial advantage and our efforts to protect our intellectual property rights may be unsuccessful or inadequate, which may adversely affect our ability to successfully commercialize our product candidates, and which may have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected, significant international markets.
Many countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties or laws limiting the enforceability of patents against government agencies or government contractors under certain circumstances. In those countries, a patent owner may have limited recourse, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be adversely affected.
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
We are subject to tax rules in the jurisdictions in which we operate. Changes in tax rates, tax relief and tax laws, changes in practice or interpretation of the law by the relevant tax authorities, increasing challenges by relevant tax authorities or any failure to manage tax risks adequately could result in increased charges, financial loss, penalties and reputational damage. Tax authorities may pursue additional taxes based on retroactive changes to tax laws which could result in a material restatement to our tax position. Any of these factors could have a negative impact on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation Compliance, Legal Matters, and Reputation
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, antitrust and competition laws, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, certain prohibitions under the Dutch Criminal Code (Wetboek van Strafrecht), the Dutch Economic Offences Act (Wet op Economische Delicten), the U.K. Bribery Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities or countries that are otherwise relevant for our activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other partners from authorizing, promising, offering, or providing, directly or indirectly, payments, or anything else of value to recipients in the public or private sector (in relation to an act or omission (to be or having been) by the recipient). We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the U.K. Bribery Act or local anti-corruption laws. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements, and currency exchange regulations.
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
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal data (including health data) in the EU is governed by the provisions of the GDPR. This regulation, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the EU, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of personal data breaches to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the EU to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States and the United Kingdom may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which trigger different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities. Recent enforcement actions against multinational companies have resulted in significant fines.
Following the United Kingdom’s formal departure from the EU on January 31, 2020, the United Kingdom adapted and implemented the GDPR into its national law, as a result of the United Kingdom’s Data Protection Act 2018, or DPA. The DPA supplements the GDPR, and in particular sets out specific requirements related to the processing of ''special categories of personal data'', including personal data related to health, genetic information and personal data related to criminal offenses or convictions. The DPA also creates a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers. Since the United Kingdom left the EU and the transition period has expired, the United Kingdom became a “third country” for the purposes of EU data protection law.
A “third country” is a country other than the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Unless an exemption applies, appropriate safeguards are required to enable transfers of personal data from the EU and EEA Member States. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. With this decision, the European Commission considers that personal data benefits from an essentially equivalent level of protection under UK law to that guaranteed under EU law, and thus allows personal data to flow freely from the EEA to the United Kingdom. This adequacy decision is however limited in time, and its renewal will depend on whether the United Kingdom continues to ensure an adequate level of data protection. As the United Kingdom is currently looking to reform its data protection regime, there is uncertainty as to whether the United Kingdom will be able to maintain its adequacy status in the future. Similarly, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework on July 10, 2023, allowing the transfer of personal data from the EEA to U.S. companies participating in the EU-U.S. Data Privacy Framework.
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
We are subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal government and the states and foreign governments in the jurisdictions in which we conduct our business. Third-party payors play a primary role in the approval of prescriptions for RUCONEST® and Joenja®, and we expect will do so for any product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors, healthcare practitioners and patients may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations in the United States include the following:
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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs that we participate in, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We have certain price reporting obligations to the Medicaid Drug Rebate Program. Under the Medicaid Drug Rebate Program, we are required to pay a rebate to each state Medicaid program for RUCONEST® and Joenja®, and expect to do so for any new approved products. Those rebates are based on pricing data we have to report on a monthly and quarterly basis to CMS, the federal agency that administers the Medicaid Drug Rebate Program. These data include, among other things, the Average Manufacturing Price, or AMP, and the Best Price, or BP, which, in general, represents the lowest price available from the manufacturer to any entity in the U.S. in any pricing structure, calculated to include all sales and associated rebates, discounts and other price concessions. On December 31, 2020, CMS promulgated a final rule that, among other things, changed the methodology for calculating and reporting of AMP and BP in order to encourage manufacturers and states to enter into value-based purchasing arrangements. We are liable for errors associated with our submission of pricing data and for any overcharging of government payors. For example, failure to submit monthly/quarterly AMP and BP data on a timely basis could result in a civil monetary penalty for each day the submission is late beyond the due date. Failure to make necessary disclosures and/or to identify overpayments could result in allegations against us under the Federal False Claims Act and other laws and regulations. Any required refunds to the U.S. government or responding to a government investigation or enforcement action would be expensive and time consuming and could have a material adverse effect on our business, results of operations and financial condition.
U.S. federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the 340B program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B program requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low- income patients. The ACA expanded the list of covered entities to include certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, but exempts “orphan drugs” from the ceiling price requirements for these covered entities. The 340B ceiling price is calculated using a statutory formula based on the AMP and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. Any additional future changes to the definition of AMP and the Medicaid rebate amount under the ACA or other legislation or regulation could affect our 340B ceiling price calculations and negatively impact our results. In addition, legislation may be introduced that, if passed, would further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting.
RUCONEST® has been approved by the FDA, the European Commission and certain other regulatory authorities for the treatment of HAE attacks. Regulatory approval is limited to the specific indication for which approval has been granted and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing RUCONEST® for other indications. We may be subject to significant fines, penalties or injunctions if we are determined to have promoted or be promoting the use of RUCONEST® for unapproved or “off-label” uses, resulting in damage to our reputation and business.
RUCONEST® is approved by the FDA, the European Commission and certain other regulatory authorities for the treatment of HAE attacks, but is not currently approved for the treatment of other indications. Regulatory authorities strictly regulate the promotional claims that may be made about prescription products, and RUCONEST® may not be promoted for uses that are not approved, as reflected in its approved labeling. If we are not able to obtain regulatory approval for any desired future indications for our products and product candidates, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.
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

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. In addition, the implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for pharmaceutical and biological products. At the federal level, the previous administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempted to implement several of the administration’s proposals, one of which has since been rescinded. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On January 5, 2024, the FDA authorized the state of Florida to import certain prescription drugs from Canada.
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
The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which has also been delayed by the IRA until January 1, 2032. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition.
Additionally, on August 16, 2022, President Biden signed the IRA into law. The IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions have taken effect progressively starting in fiscal year 2023, although they have been subject to legal challenges. It is currently unclear how the IRA will be effectuated but it is likely to have a significant impact on the pharmaceutical industry.
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
Our employees and independent contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.
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
It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid, and other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
There are material weaknesses in our internal control over financial reporting and if we are unable to remediate them, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
We have identified material weaknesses in our internal control over financial reporting across the principles for each component of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework (i.e., control environment, risk assessment, monitoring, information and communication and control activities) at the entity level and accordingly, across the business and IT processes of the Company. The material weaknesses that we identified relate to each of the five components of the COSO framework. See "Item 15 - Controls and Procedures" for additional information. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In 2021, with the assistance of outside consultants, we established a compliance roadmap to work towards remediating material weaknesses in our internal control over financial reporting. In addition, during 2023, we established a control implementation plan and have been actively working on implementing key controls. As part of those efforts, we have, among other things, expanded hiring in our Finance and Internal Control functions and engaged an external party in testing the operating effectiveness of our internal control. We began the first round of operational effectiveness testing in the second half of 2023 and intend to undergo multiple rounds of operational effectiveness testing in 2024. However, we will not be able to fully remediate the material weaknesses until all of these steps have been completed and have been operating effectively for a sufficient period of time.
We have identified material weaknesses in our internal control over financial reporting across the principles for each component of the COSO framework since we became subject to the reporting requirements of the Exchange Act. We cannot assure you that we will be able to successfully remediate these material weaknesses or that other material weaknesses will not be discovered in the future. In addition, these efforts have caused us, and we expect will continue to cause us, to expend significant resources, including diverting management’s attention from other business concerns.
We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our Management’s Annual Report on Internal Control over Financial Reporting included in this Annual Report describes these material weaknesses and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. Additionally, an adverse opinion from our independent registered public accounting firm on our internal control over financial reporting is included in this Annual Report.
Our inability to conclude that we have effective internal control over financial reporting and out auditors’ inability to provide us with an unqualified report on the effectiveness of our internal control over financial reporting, as required by Section 404, may (i) cause investors to lose confidence in the accuracy or completeness of our financial reports, (ii) cause the price of our ADSs or ordinary shares to decline and (iii) subject us to litigation, sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate the material weaknesses in our internal control over financial reporting could also restrict our future access to the capital markets. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.
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
A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, recent geopolitical tensions and conflicts, including the conflict in the Middle East and Ukraine, has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us.
While we are headquartered in The Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of Joenja® in the United States and RUCONEST® in the United States and in other countries outside the EU, we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.
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
As a foreign private issuer traded on Euronext Amsterdam, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements of the Nasdaq. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by Dutch law, including the provisions of the Dutch Corporate Governance Code, or the DCGC, and by our Amended and Restated Articles of Association, which may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers.
In particular, we follow Dutch law instead of Nasdaq practice in the following ways:
•We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders as long as we are not a domestic issuer and absent another mandatory obligation to such effect. Such quorum requirements are not required under Dutch law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
•We do not follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in an executive session, where only independent directors are present. The independent directors may choose to meet in an executive session at their discretion.
As a result of the above, holders of the ADSs do not have the same protections afforded to shareholders of companies that are not foreign private issuers.
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
We are a public company (naamloze vennootschap) organized under the laws of The Netherlands. Our corporate affairs are governed by our Amended and Restated Articles of Association, the rules of our board of directors and by the laws governing companies incorporated in The Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
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
For more information on relevant provisions of Dutch corporation law and of our Amended and Restated Articles of Association, see “Description of Securities” included as Exhibit 2.1 to this Annual Report.
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
We are subject to the DCGC. The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings, auditors, disclosure, compliance and enforcement standards. As a Dutch company listed on a stock exchange, we are subject to the DCGC and are required to disclose in our annual board report to what we extent comply with the principles and best practice provisions of the DCGC, and where we do not (for example, because of a conflicting Nasdaq requirement or otherwise), we must state why and to what extent we deviate in our Annual Report. We do not comply with all best practice provisions of the DCGC. See “Description of Securities” included as Exhibit 2.1 to this Annual Report. This may affect your rights as a shareholder or ADS holder and you may not have the same level of protection as a shareholder or ADS holder in a Dutch company that fully complies with the DCGC.
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
While we do not anticipate paying any dividends or other distributions on our ordinary shares in the foreseeable future, if such a dividend or distribution is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, including any applicable withholding taxes. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to ADS holders. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
Dividends distributed by us on the ordinary shares or ADSs to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.
Under current Dutch tax law, dividends paid on ordinary shares or ADSs are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies. Since January 1, 2024, the Dutch government has introduced an additional withholding tax on dividends paid to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions and in certain abusive situations. The legislative proposal has been published by the Dutch government on March 24, 2021. Pursuant to the proposal, the conditional withholding tax on dividend payments will be an addition to the conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021). The rate will be as high as the highest Dutch corporate income tax rate (currently 25.8%) at the time of the dividend payment, which will be the statutory rate applicable to interest and royalty payments to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions, to hybrid entities and in certain abusive situations. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity is established in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, the tax rate on dividends may rise from 15% to 25.8%.
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
We cannot assure you that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to holders of our ordinary shares or ADSs.

A non-U.S. corporation will be a Passive Foreign Investment Company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations”) holds our ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Based on our estimated income, assets and market capitalization for 2024, we anticipate we will likely not be a PFIC for 2024. However, whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.
If a United States person is treated as owning at least 10% of the value or voting power of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
Depending upon the aggregate value and voting power of our ordinary shares that United States persons are treated as owning (directly, indirectly or constructively), we could be treated as a controlled foreign corporation, or CFC. Additionally, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. If a United States person (as defined in the United States Internal Revenue Code of 1986, as amended, or the Code) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and certain investments of earnings in “United States property” by CFCs, whether or not we make any distributions of profits or income of a CFC to such United States shareholder. If you are treated as a United States shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a non-corporate U.S. shareholder would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders of our ordinary shares in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of our ordinary shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The Internal Revenue Service, or IRS, has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. holders of our ordinary shares should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.

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
Our actual capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to $1.4 million, $1.4 million and $10.7 million, respectively. Our capital expenditures primarily consist of property, plant and equipment, such as investments in new machinery and equipment in The Netherlands.
We maintain a website at www.pharming.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at http://www.sec.gov.

B. Business Overview

Overview
We are a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines to serve the unserved rare disease patient.
Our first commercialized product, RUCONEST®, is the first and only recombinant C1 esterase inhibitor, or rhC1INH, protein replacement therapy. It is approved for the treatment of acute attacks in adult and adolescent patients with hereditary angioedema, or HAE. RUCONEST® is commercialized in the United States, the European Economic Area, and the United Kingdom through our own sales and marketing organization, and in the rest of the world through our distribution network.

Our second commercialized product, Joenja® (leniolisib), is a small molecule kinase inhibitor that was licensed from Novartis International Pharmaceutical AG, or Novartis, in 2019. Joenja® received FDA approval on March 24, 2023 for the treatment of activated phosphoinositide 3-kinase delta, or PI3Kδ, syndrome, or APDS, in adult and pediatric patients 12 years and older. Joenja® is commercialized in the United States through our own sales and marketing organization.

We have filed for regulatory approval of leniolisib for APDS in additional key markets and have ongoing clinical trials to support regulatory filings for approval in Japan and for pediatric label expansion. In the

European Economic Area, we are working closely with the Committee for Human Medicinal Products, or CHMP, to address the remaining outstanding issues and we are awaiting CHMP's opinion on the leniolisib MAA. In the United Kingdom, we submitted an MAA for leniolisib for APDS patients ages 12 and older under the International Recognition Procedure, or IRP, on the basis of the FDA approval on March 12, 2024.

We are also developing leniolisib for additional primary immunodeficiencies, or PIDs, with greater prevalence than APDS.
OTL-105, an investigational gene therapy for the treatment of HAE, is in preclinical development.

We are headquartered in Leiden, the Netherlands with our U.S. headquarters located in Warren, New Jersey. We are dually listed on the Euronext Amsterdam (PHARM) and Nasdaq Global Select (PHAR) exchanges.
To further build out our rare disease portfolio, we continue to pursue a strategy focused on the in-licensing or acquisition of clinical-stage assets.

Our Portfolio
The following chart summarizes the status of our commercialized product and development program portfolio:

Lead Optimization
Preclinical
Phase I
Phase II
Phase III
Submission to regulatory authorities
Approval & Commercialization
Commercialized Products
RUCONEST®
Acute Hereditary Angioedema (HAE)
JOENJA® (leniolisib) (Marketed in the U.S.)
Activated Phosphoinositide 3-kinase Delta Syndrome (APDS)
Development Programs
leniolisib (EEA, U.K., Can, Aus, Isr)
Activated Phosphoinositide 3-kinase Delta Syndrome (APDS)
leniolisib (Pediatric, Japan)
Activated Phosphoinositide 3-kinase Delta Syndrome (APDS)
leniolisib
PIDs with immune dysregulation linked to PI3Kδ signaling (e.g. CTLA4, ALPS-FAS, PTEN)
OTL-105
HAE gene therapy

RUCONEST® approved for the treatment of acute attacks in adult and adolescent patients with HAE
Our lead product, RUCONEST® is the first and only recombinant C1 inhibitor protein replacement therapy that is approved for the treatment of acute attacks in adult and adolescent patients with HAE.

HAE is a serious, debilitating, and potentially life-threatening disease. HAE is a rare genetic condition that occurs in between approximately 1 in 10,000 and 1 in 50,000 people worldwide.
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
RUCONEST® has been shown to normalize C1INH activity levels to normal and has been shown to be clinically relevant in HAE attack treatment. The standard posology for the treatment of HAE attacks is 50 units per kilogram of the reconstituted product. RUCONEST® is administered through a slow intravenous, or IV, injection. One vial contains 2100 U of lyophilized product to be reconstituted with 14ml of water for injection. RUCONEST® irreversibly binds to several target molecules, including, importantly the coagulation factor FXII and the protease kallikrein, which (when unbound) cleaves a plasma protein into bradykinin and other products. By binding to and chemically deactivating these molecules, RUCONEST® stops the production of bradykinin and all other mediators and thereby stops the HAE attack.
We currently market RUCONEST® in the United States, the United Kingdom and the European Economic Area through our own sales force. We have various access programs designed to ensure that physicians can request RUCONEST® on behalf of individual patients, who meet the eligibility criteria and receive local health authority approval, in certain countries where RUCONEST® is not commercially available. For a breakdown of total revenues by categories of geographic market for each of the last three financial years, see “Item 5—A. Operating Result.” of this Annual Report.

Joenja® (leniolisib) for the treatment of APDS
We announced the FDA approval of Joenja® (leniolisib) on March 24, 2023 as the first and only treatment indicated for the treatment of adults and adolescents aged 12 years and older with APDS, a rare primary immunodeficiency.
Discovered in 2013, APDS is a genetic condition which affects approximately 1.5 people per million globally. It is a clinically heterogenous disease that can lead to end-organ damage and early mortality. APDS is a progressive primary immunodeficiency and regulatory disorder characterized by severe, recurrent sinopulmonary infections; persistent, severe, or recurrent herpesvirus infections, particularly Epstein-Barr virus, or EBV, and Cytomegalovirus, or CMV; lymphadenopathy, hepatomegaly, splenomegaly, and/or nodular lymphoid hyperplasia; autoimmune cytopenias; enteropathy; bronchiectasis; possible malignancy, especially lymphoma; and dysregulated B and T cell function.
Although awareness of APDS has increased since its discovery in 2013, the disease may still be misdiagnosed in patients not seen by a specialist. Increased education among physicians is needed to aid early diagnosis and accurate treatment. Diagnostic delay may lead to an accumulation of damage over time, including bronchiectasis. APDS patients also have a significant risk of developing lymphoma due to the unchecked lymphoproliferation. Management of APDS frequently includes treatment such as prophylactic antibiotics, immunoglobulin replacement, immunosuppression, chemotherapy for lymphoma, or stem cell transplantation. Many of these drugs can cause serious side effects and transplant has significant morbidity and mortality. Patients with APDS have been reported to experience early mortality with their survival probability being up to 28% lower than the global population. Lymphoma has been reported to be the leading cause of death in patients with APDS (24%), followed by infections (17%).
Joenja® (leniolisib) is an oral small molecule PI3Kẟ inhibitor approved in the U.S. Joenja® inhibits the production of phosphatidylinositol-3-4-5-trisphosphate, which serves as an important cellular messenger and regulates a multitude of cell functions such as proliferation, differentiation, cytokine production, cell survival, angiogenesis, and metabolism. Results from a randomized, placebo-controlled Phase II/III clinical trial demonstrated clinical efficacy of Joenja® in the coprimary endpoints; demonstrating statistically significant impact on immune dysregulation and normalization of immunophenotype within these patients, and interim open label extension data has supported the safety and tolerability of long-term Joenja® administration. Leniolisib is also being evaluated in two Phase III clinical trials in children with APDS and a Phase III clinical trial is ongoing in Japan in adult and pediatric patients 12 years of age and older with APDS.

Clinical studies
In partnership with Novartis, Pharming studied leniolisib to assess the efficacy and safety of leniolisib in patients with APDS. The study, a Phase II/III potentially registration enabling study was composed of two sequential parts. The first part included six patients in an open-label dose escalation study designed to assess the safety, tolerability, pharmacodynamics and pharmacokinetics of leniolisib.
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
The second part was a randomized, blinded, placebo-controlled study, which enrolled 31 patients with APDS who were 12 years of age or older. Patients were randomized 2:1 to receive either leniolisib 70 mg twice daily or placebo for 12 weeks. Following this, patients were permitted to rollover to an open-label extension study to evaluate long-term safety, tolerability, and efficacy. Primary outcome measures were differences from baseline in lymph node size and in percentage of naïve B cells in peripheral blood, assessed as proxies for immune dysregulation and deficiency.
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
In the study, leniolisib was generally well-tolerated. The majority of reported adverse events in both treatment groups were classified as mild. There were no adverse events that led to discontinuation of study treatment, there were no deaths, and the incidence of serious adverse events, or SAEs, was lower in the leniolisib group than the placebo group. None of the SAEs were suspected to be related to study treatment.
The ongoing open-label extension, or OLE, study includes 37 patients with APDS aged 12 years or older who, at the time of data cutoff for the interim analysis, had received 70 mg of the selective PI3Kδ inhibitor leniolisib twice a day for at least 25 weeks; 66% were exposed for 96 weeks or longer, with a median duration on study therapy of approximately two years; four patients had more than five years exposure. The OLE study was primarily designed to assess the safety and tolerability of long-term leniolisib treatment in adolescent and adult patients with APDS who previously participated in a Phase II/III leniolisib study. The OLE study’s secondary endpoints are intended to evaluate the efficacy and pharmacokinetics of long-term leniolisib treatment in these patients.
The interim analysis found that leniolisib was well tolerated to this point in the OLE study. It also indicated the durability of the efficacy results seen in the randomized, controlled trial, which showed significant improvement over placebo in the co-primary endpoints of reduction in lymph node size and increase in naïve B cells.
The majority of adverse events, or AEs, reported in the interim analysis were grades 1 and 2, and included upper respiratory tract infection, headache and pyrexia. Grade 1 AEs are the least severe and grade 5 the most severe. Overall, 13.5% of AEs were study drug-related; these affected five patients and included weight gain (n=3), arthralgia (n=1), hyperglycemia (n=1), and decreased neutrophil count (n=1). Of all AEs assessed in the analysis, 16.2% were classified as serious, but none of these were identified as related to study treatment. There was one death among study participants which was identified as not related to study treatment.
Among study participants, some experienced reductions in APDS disease markers, with levels of response varying between individuals. Responses included:
• reduced lymphadenopathy, splenomegaly, and IgM levels;

• improved or resolved anemia, thrombocytopenia, and lymphopenia; and
• resolved neutropenia in all affected patients.
Two post-hoc analyses were performed to assess infection rates and immunoglobin replacement therapy, or IRT, usage. 37% of participants who were on IRT were able to reduce their IRT use while taking leniolisib. Six patients became IRT-independent, with four of those patients having been IRT-independent for one to two-and-a-half years at the data cutoff. The median time to IRT reduction was 12.1 months and the median time to IRT discontinuation was 11.9 months. IRT use was captured by the investigator as concomitant medication at each study visit per protocol. IRT utilization was not prespecified as an endpoint or analysis and is observational only; no determination of statistical significance can be made and no conclusions should be drawn.

Patients on leniolisib were also observed to have a reduction in the number of infection days. This decrease in annualized infection rates was accompanied by no appreciable increase in antibiotic use despite the reduction in IRT utilization. Although safety was the primary objective of the OLE study, this post hoc analysis was not powered to provide any statistical significance of efficacy and therefore no conclusions should be drawn.

APDS patient finding

On March 2, 2021, we announced the launch of a sponsored genetic testing program, “navigateAPDS”, designed to assist clinicians in identifying patients and their family members with APDS, which may lead to earlier diagnosis. A genetic test enables a clinician to confirm their clinical suspicions and definitively diagnose APDS.
Our support of the navigateAPDS program will continue to facilitate genetic testing and counselling for eligible individuals in the United States and Canada at no charge. The navigateAPDS program offers testing with comprehensive immunodeficiency panels, providing critical information on potential genetic causes of immunodeficiencies and dysregulation that a patient may have. In addition to providing genetic testing to individuals who may present with a clinical picture known to be associated with APDS, navigateAPDS offers pre-test and post-test genetic counseling through a third party, and all blood relatives of patients found to have a positive molecular diagnosis of APDS are qualified for familial variant testing through the program. By offering this testing, physicians and patients are able to better understand the genetic underpinnings of their disease and manage their condition more precisely.
In Europe, we are intensifying our patient identification efforts together with leading immunology centers of excellence treating patients with APDS and other rare immune deficiencies.
Based on available literature, we estimate APDS prevalence to be 1.5 patients per million. Our U.S. and global APDS patient finding efforts progressed during the year. As of December 31, 2023, Pharming has identified over 840 diagnosed APDS patients of all ages in global markets, including over 200 patients in the United States. Of the identified patients in the U.S., approximately 75% are 12 years of age or older, the majority of whom are currently eligible for treatment with Joenja®. Over 730 of these patients are in the U.S., Europe, the U.K., Japan, Asia Pacific, Middle East, and Canada, key markets for Pharming with estimated total prevalence of approximately 2,000 APDS patients.
We advanced several initiatives during 2023 to assist in the diagnosis of additional APDS patients, including our sponsored genetic testing program in the U.S. and Canada, partnerships with several genetic testing companies who undertake their own testing efforts and family testing programs. We have initiated a number of programs collaborating with clinicians and patients to aid in reducing the barriers and allowing the appropriate testing in families with APDS, to help identify family members of APDS patients who may also be affected by this disease. APDS is an inherited genetic disease and we believe that many of the over 200 APDS patients already identified in the U.S. are likely to have family members who remain undiagnosed.

Variant of Uncertain Significance, or VUS, resolution
APDS is diagnosed based on clinical symptoms, assessment of immune cell function and genetic testing. For a patient to receive a definitive APDS diagnosis, a genetic test revealing a disease-causing (pathogenic or likely pathogenic) variant in either the PIK3CD or PIK3R1 genes is required. Patients with clinical symptoms compatible with APDS frequently receive inconclusive genetic variant test results, i.e., previously unseen variants in the PIK3CD or PIK3R1 genes. It is important to determine if these VUSs cause APDS.

As of December 31, 2023, Pharming has identified more than 1,100 patients in the U.S. with a number of VUSs in the PIK3CD or PIK3R1 genes and is setting up validation studies with various laboratories to confirm which of these variants should be classified as APDS. As results become available, patients with validated variants could be diagnosed with APDS and, therefore, potentially be eligible for Joenja® treatment. We expect completion of these studies during the fourth quarter of 2024.

Regulatory status

United States
On March 24, 2023 the FDA approved our New Drug Application, or NDA, of Joenja® (leniolisib) for the treatment of patients ages 12 and older with APDS. The FDA evaluated the Joenja® application for APDS under Priority Review, which is granted to therapies that have the potential to provide significant improvements in the treatment, diagnosis or prevention of serious conditions. Joenja® launched in the U.S. in early April 2023.

European Economic Area
In October 2020, we announced that the European Commission had granted orphan drug designation for leniolisib for the treatment of APDS, based on a positive opinion from the Committee for Orphan Medicinal Products, or COMP, of the European Medicines Agency, or EMA.
In January 2022, a positive decision was made by the EMA on the Pediatric Investigation Plan, or PIP, for leniolisib. For the registration of new medicines in Europe, biopharmaceutical companies are required to provide a PIP which outlines the strategy for investigation of a new medicinal product in the pediatric population. The positive PIP opinion from the Pediatric Committee, or the PDCO, is an endorsement of the clinical program to evaluate the safety and efficacy of leniolisib in patients from 1 year of age to less than 18 years of age with APDS.
In August 2022, we announced the leniolisib MAA was granted accelerated assessment by EMA’s CHMP. The accelerated assessment reduces the review timeframe from 210 days to 150 days. Upon request, EMA will grant an accelerated assessment of an MAA if they decide the product is of major interest for public health, and in particular, from the viewpoint of therapeutic innovation.

In October 2022, we submitted an MAA to EMA for leniolisib as a treatment for APDS in adults and adolescents 12 years or older.
The MAA was supported by positive data from a Phase II/III study of leniolisib, announced on February 2, 2022, which met its co-primary endpoints of reduction in lymph node size and increase in percentage of naïve B cells in patients with APDS. Furthermore, safety data from the study showed that leniolisib was well tolerated by participants. Also submitted as part of the MAA were data from a long-term OLE study in patients with APDS treated with leniolisib.
On October 28, 2022, we announced that our MAA for leniolisib had been validated for scientific evaluation under an accelerated assessment by EMA's CHMP.
In February 2023, we announced that the CHMP decided to shift its assessment of the MAA for leniolisib to a standard review timetable. The list of questions we received from the EMA included a request to submit updated data from the ongoing OLE study collected after the interim analysis included in the original MAA.
In May 2023, we submitted our response to the CHMP Day 120 list of questions. Subsequently, as part of the MAA review procedure timetable, we received the CHMP Day 180 list of outstanding issues in July 2023. In August 2023, we announced that considering the rarity of the disease and the unmet need for the treatment of APDS patients, the EMA's CHMP would consult an Ad-hoc Expert Group, or AEG, at a closed meeting also involving our representatives including leniolisib investigators and APDS patients. Under EMA regulations, the CHMP may call an AEG meeting when a medicine is being assessed that requires input from specialized scientific advisors on matters that may fall outside the expertise of the EMA’s established Scientific Advisory Groups, as is typically the case for rare diseases with few experts.

We submitted our response to the CHMP Day 180 list of outstanding issues, or LoOI, in October 2023. In November 2023, we received a Day 180 Second LoOI from the CHMP. The CHMP consulted the AEG at a meeting held at the end of November 2023.
We are working closely with the CHMP to address the remaining outstanding issues and we are now awaiting the CHMP's opinion on the leniolisib MAA.

United Kingdom
In February 2022, the MHRA granted Promising Innovative Medicine, or PIM, designation to leniolisib for the treatment of APDS. A PIM designation is an early indication that leniolisib is a candidate for the MHRA’s Early Access to Medicines Scheme. This scheme provides an opportunity for treatment options to be used in clinical practice in parallel with the later stages of the regulatory process.
In November 2023, we announced our intention to file an MAA with the MHRA for APDS patients ages 12 and older, through the IRP which replaced the European Commission Decision Recognition Procedure, or ECDRP, beginning January 1, 2024. The IRP allows a company to submit an MAA for a product on an abbreviated review timeline if the same product has already received a marketing authorization from one of the MHRA’s specified reference regulators, or RRs, including the EMA and the FDA.

We submitted an MAA for leniolisib under the IRP on the basis of the FDA approval on March 12, 2024. The MHRA has 110 days with an option to enforce a 60 day clock stop, if needed, from the date the IRP submission is validated, to review and issue its decision.

Canada, Australia, and Israel
Pharming filed regulatory submissions for APDS patients ages 12 and older in Canada and Australia in the third quarter of 2023, and Israel in the second quarter. These submissions are progressing as expected and we anticipate regulatory action in 2024 for Canada, Australia, and Israel.

Market access
We currently market Joenja® (leniolisib) for the treatment of APDS in adults and adolescents 12 years of age and older in the United States. We have named patient and expanded access programs designed to ensure that physicians can request leniolisib on behalf of individual patients living with APDS, who meet the eligibility criteria and receive local health authority approval, in certain countries where leniolisib is not commercially available.

Pipeline development

Japan clinical trial
In May 2023, the Ministry of Health, Labour and Welfare of Japan, or MHLW, granted leniolisib orphan drug designation, or ODD, for the treatment of APDS. In August 2023, the first patient was enrolled in a Phase III clinical trial in Japan evaluating leniolisib for the treatment of APDS in adult and pediatric patients 12 years of age and older. Patient enrollment in this study is now complete.
The single-arm, open-label clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in three patients, 12 years of age and older, who have a confirmed APDS diagnosis. Each patient will receive weight-based dosing up to 70 mg of leniolisib twice daily for 12 weeks. The study’s primary efficacy endpoints and secondary endpoints mirror those used to evaluate the clinical outcomes in each of the earlier leniolisib APDS trials.
We plan to file an application for the approval of leniolisib with Japan’s Pharmaceuticals and Medical Devices Agency, or PMDA, following completion of the appropriate clinical trials. An approval decision would be expected in nine months based on priority review of the application due to ODD. Eligible patients enrolled in the trial will continue to receive the investigational drug for at least an additional year through an open-label extension trial.

Pediatric clinical trials
We have developed a clinical plan to include children as young as one year of age. During the first half of 2022, we received positive decisions from the EMA and MHRA on the PIP for leniolisib as a treatment for APDS in children. The leniolisib PIP includes two planned, global clinical trials in pediatric patients with APDS aged 4 to 11 years old and aged 1 to 6 years old. These two studies were initiated in 2023 and will support regulatory filings worldwide for pediatric label expansion.

Patients aged 4 to 11 years
This Phase III clinical trial is evaluating the investigational drug leniolisib in children with APDS at sites in the United States, Japan, and the EU.
The single-arm, open-label, multinational clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in 15 children aged 4 to 11 years who have a confirmed APDS diagnosis. The study's primary efficacy endpoints and secondary endpoints mirror those used to evaluate the clinical outcomes in the previous leniolisib Phase II/III APDS trials for patients aged 12 and older.
The first patient was enrolled in February 2023 and we are nearing completion of enrollment in the clinical trial.

Patients aged 1 to 6 years
This Phase III pediatric clinical trial is evaluating a new pediatric formulation of the investigational drug leniolisib in children with APDS at sites in the United States, Japan, and the EU.
The single-arm, open-label, multinational clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in 15 children aged 1 to 6 years of age who have a confirmed APDS diagnosis. These patients will receive a specific, pediatric granulated formulation of leniolisib. The study’s primary efficacy endpoints and secondary endpoints mirror those used to evaluate the clinical outcomes in the previous leniolisib Phase II/III APDS trials for patients aged 12 and older.
The first patient was dosed in November 2023 and enrollment in the study is continuing as planned.

Additional indications (PI3Kδ platform)
PIDs beyond APDS
As we continue to work towards regulatory approvals of leniolisib for APDS in additional geographies and pediatric label expansion, we have also commenced work to identify and prioritize other indications where leniolisib has the potential to deliver value for patients. PI3Kδ has been identified as an important player in a variety of disease states, and leniolisib has demonstrated an attractive, long-term efficacy, safety and tolerability profile in clinical trials conducted in both healthy volunteers and APDS patients. This provides a solid basis for our plans for the investigation and investment in further leniolisib indications.
PIDs with immune dysregulation
In December 2023, Pharming announced the expansion of its rare disease pipeline with plans to develop leniolisib for additional PIDs with greater prevalence than APDS. Pharming has engaged with and received feedback from the FDA on its plans to develop leniolisib for PID disorders with immune dysregulation.
Leniolisib, by reducing PI3Kδ activity, could help rebalance immune dysregulation in PIDs, positively impacting clinical manifestations including lymphoproliferation and autoimmunity. Based on Pharming's APDS experience, leniolisib has potential to be an effective and tolerable chronic treatment approach for PIDs with immune dysregulation linked to PI3Kδ signaling.
Pharming is now in the final stages of preparation for the start of an initial Phase II, proof of concept, clinical trial in targeted PID genetic disorders with immune dysregulation linked to PI3Kẟ signaling in lymphocytes, with similar clinical phenotypes and unmet medical need to APDS. These PID disorders include ALPS-FAS,

CTLA4 haploinsufficiency and PTEN deficiency. The epidemiology of these targeted PID genetic disorders suggests a prevalence of approximately five patients per million.
The Phase II clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial will be to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in this new PID population. The trial has been designed to inform a subsequent Phase III program.
The Phase II clinical trial will be conducted at the National Institute of Allergy and Infectious Diseases, NIAID – part of the National Institutes of Health, or NIH – with lead investigator Gulbu Uzel, M.D., Senior Research Physician, and co-investigator V. Koneti Rao, M.D., FRCPA, Senior Research Physician, Primary Immune Deficiency Clinic (ALPS Clinic).

Pre-clinical pipeline

OTL-105
In 2021, we entered into a license agreement with Orchard to research, develop, manufacture and commercialize OTL-105, an ex-vivo autologous gene therapy for the treatment of patients with HAE due to a deficiency of C1INH. This novel approach has the potential of being curative, allowing HAE patients to live a normal life, without being dependent on acute or prophylactic use of HAE medication.
OTL-105 is based on Orchard’s ex-vivo autologous gene therapy platform approach which is designed to use the HAE patients’ own blood stem cells and insert those cells into a working copy of the gene that is reduced in HAE. In pre-clinical proof of concept studies, gene-corrected stem cells produced relevant active C1-esterase inhibitor.
Preclinical development of OTL-105 continued during 2023 including work towards the preparation of preclinical proof of concept studies.
On January 24, 2024, Kyowa Kirin Co., Ltd., a Japan-based global specialty pharmaceutical company, completed an acquisition of Orchard. We are responsible for funding of the OTL-105 program and do not anticipate any negative impact of the acquisition on OTL-105.

Pompe Disease program - discontinued
As announced in our first quarter 2023 results, we decided that, based on our preclinical investigations and evaluations for potential differentiating features of Alpha-Glucosidase, for the treatment of Pompe Disease, we would discontinue further development of this asset.

Manufacturing

RUCONEST®
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
Once the rabbit lines are produced, we raise them at specialized facilities with high standards of animal husbandry, welfare and security. These facilities further incorporate protections against contamination from the outside environment. Special attention is given to strict identification and segregation of transgenic and non-transgenic materials and animals. Moreover, our Company also follows strict pharmaceutical procedures to prevent the prohibited release of transgenic animals, their semen or any other reproductive transgenic material into nature. In these facilities, the consistent and regulated handling of animals is carefully monitored. The resulting milk goes through several stages of cGMP processes. We have multiple “upstream” manufacturing facilities of our own. The “downstream” processes include the purification, involving standard technologies such as various chromatography and filtration steps, followed by formulation and sterile filling into lyophilized powder product in vials ready for reconstitution. We have entered into manufacturing and supply agreements for RUCONEST® with, among others, Sanofi S.A., or Sanofi, and BioConnection Investments B.V. (formerly BioConnection B.V.), or BioConnection, for these downstream processes, as we do not have a GMP-certified lab capable of performing the quality control procedures necessary for the release of product.

Joenja®
Pursuant to our agreement with Novartis relating to Joenja®, we have agreed to manufacture both the drug substance as well as the drug product via our own Contract Manufacturing Organizations, or CMOs. For the drug substance, Ardena Holding N.V., or Ardena, has been chosen as the CMO. For the film coated tablets, Skyepharma Production SAS, or Skyepharma, has been chosen as the CMO. The 70 mg film coated tablet manufactured by Skyspharma have been launched for patients 12 years of age and older. In addition, two pediatric formulations are also being developed; the first, lower strengths tablets that also will be manufactured at Skyepharma, and the second, film coated granules that are being developed by Almac Group.
As we continue to expand the capacity and range of products, it is uncertain whether and to what extent we will be able to enter into manufacturing partnerships or agreements on a timely basis and on acceptable terms. We have established a contract and supplier relationship management process to facilitate the timely onboarding of new contractors or the expansion of contracts at current contractors. Even if a partnership or agreement has been concluded, the possibility exists that these partners will fail to live up to the agreements made with them or that we are unable to maintain such agreements. A failure to develop and/or sufficiently contract additional manufacturing capacity on a timely basis could have significant consequences for our business, to our financial position, results of operations, prospects and as result may also have a negative effect on the market price of our shares.

Our Strategy
Our vision is to become the leading global rare disease company of choice for patients and partners with a specific focus on transformative medicines in rare diseases. Our mission is to bring the unserved rare disease patients the solutions they need through our fully integrated and ongoing clinical development and commercialization expertise.Our core values enable our mission and create a clear pathway forward to meet our strategic goals and objectives.
We create sustainable long-term value by leveraging our core strengths in clinical development and rare-disease drug commercialization. To sustain longer-term growth, we continue to build a risk-balanced portfolio while taking on more development activities, including life cycle management of leniolisib. This portfolio could include a broad range of acquired and in-licensed clinical stage assets that further build upon our strategy.
Moreover, we have made progress on our strategy to move from revenue dependency on one product in one geography, to a company with multiple commercialized products in multiple geographies generating revenues across key markets.
For leniolisib, our strategy is to make the drug available in key markets including the United States, Europe, U.K., Japan, Asia Pacific, Middle East and Canada.

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

Competition in HAE
In the core U.S. market for RUCONEST®, there are four approved therapies available to treat acute HAE attacks and an additional four therapies for attack prevention. These therapies have transformed the lives of HAE patients. The early years of treatment focused on limiting the consequences of attacks, and very few patients used prophylactic medications. With the improvement of prophylactic therapy, many patients now use this and have had significant benefit.
Nevertheless, patients taking prophylactic medications still experience breakthrough attacks and immediate access to an acute treatment medication is required and recommended in all HAE treatment guidelines. With two of the prophylactic medications (HAEGARDA® and TAKHZYRO®), published data from randomized-controlled studies indicate that approximately 50% of patients still had breakthrough attacks. Likewise, with the oral prophylactic medication ORLADEYO® showed that 90% of patients had breakthrough attacks in a randomized-controlled clinical trial. Lastly, many patients need to re-dose acute therapies that do not address the underlying C1INH deficiency.
RUCONEST®, a recombinant C1 esterase inhibitor that blocks production of bradykinin, is an option for patients who continue to experience breakthrough attacks while on prophylaxis or for patients who need to re-dose other acute therapies due to relapse of their attacks. As RUCONEST® is intravenously delivered it is immediately and completely bioavailable to stop the progression of an HAE attack.
We consider several companies to be our current and future competitors in the HAE space, including, but not limited to, BioCryst, BioMarin, CSL Behring, Intellia, Ionis, Kalvista, Pharvaris and Takeda. To the extent these companies develop treatments that are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

Leniolisib competition
With regards to competition for leniolisib, we are currently not aware of any active APDS clinical development programs. However, as several programs were halted in early stage of development, these could be re-started at any time and may deliver products that, if efficacious and safe, could compete successfully against leniolisib and may significantly reduce our future market opportunity.

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
We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights and protecting know-how for our technology platform and related therapeutics and processes, whether developed internally or licensed to or from third parties. Our success will depend on our ability to obtain and maintain patent and other protections including data/market exclusivity for our product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See “Item 3 – D. Risk Factors – Risks Related to Intellectual Property” of this Annual Report.
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
In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims a regulatorily approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In particular, a maximum of five and a half years of supplementary protection can be achieved in Europe for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. In the future, if and when our additional products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.
RUCONEST® has patent protection in the U.S. and EU until October 7, 2026, as well as biologics reference product exclusivity in the United States expiring July 16, 2026.
As of December 31, 2023, we solely owned 110 granted patents, of which 8 are U.S.-issued, and 12 pending patent applications, of which 2 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, China, Japan, Canada, Israel, Australia and New Zealand. We also have exclusive license to 161 patents and patent applications from Novartis related to leniolisib.
Our granted patents and pending patent applications include the making of C1INH in the milk of transgenic mammals. In addition, our pending patent applications also include claims for the use of C1INH in PE.
Pharming expects to have patent protection for leniolisib in APDS under the Novartis composition of matter patent (U.S. Patent No. 8,653,092, EU patent EP259094B1) through July 2036 in the U.S. and EU, which we anticipate may be extended to January 2037 if we obtain a pediatric extension. The USPTO adjusted the expiration when the patent was granted to account for delays in the approval of the patent, and an extension was applied for shortly after the FDA approved Joenja® (leniolisib). Similarly, in the E.U., a supplemental protection certificate will be applied for shortly after approval in the E.U. It is these extensions which we anticipate will result in the 2036 expiration.
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

Government Regulation and Product Approval

United States
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending New Drug Application, or NDA, or Biologics License Application, or BLA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
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
•payment of user fees,if applicable;
•submission to the FDA of a registration filing (i.e., NDA or BLA);
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
Clinical Trials
Clinical trials involve the administration of the investigational new drug or biologic to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted. Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase I, the drug or biologic is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase II, the drug or biologic is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase III, the drug or biologic is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for registration approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.
Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the Sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.
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
Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and additional FDA review and approval procedures.
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
Post-approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and in many cases prior FDA review and approval. There also are continuing annual user fee requirements for marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data. Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

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
The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specific exceptions) to report annually to the CMS, information related to payments or other transfers of value made to physicians (as defined by such law) and other healthcare professionals (such as physicians assistants and nurse practitioners), teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS, as well as ownership and investment interests held by the physicians and their immediate family members.
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
•submission of an MAA;
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
There is, furthermore, legislation at an EU level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in human cell-based therapies, which is applicable to the manufacturing of our human blood and/or cell based products. There is national legislation in various EU Member States, which may be more restrictive than the EU legislation. Differing national requirements of the EU Member States may make setting up compliant cross border supply chains challenging.
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
Ongoing clinical trials may continue to be governed by the previous Clinical Trials Directive 2001/20/EC. However, as of January 31, 2023, all new applications for clinical trials are governed in accordance with the Clinical Trials Regulation (EU) No 536/2014, or CTR. The CTR allows Sponsors to submit one combined CTA to the Competent Authorities, or CAs, and Ethics Committees for all trial sites in EU countries intended to participate in a given trial via a centralized system. The application entails a two-part assessment process where Part 1 is the scientific assessment coordinated by a reporting member state, or RMS, and Part 2 is the member state specific ethical assessment. Clinical trial approvals for all Member States will be released as a decision following both, competent authority and Ethics Committee assessment per country (under the Directive, applications and approvals/opinions were given on a country-by-country basis. Optimally, this efficiency will condense milestones for site activations in the EU.
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
In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
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
Marketing Authorizations
To obtain a MA, for a product in the EU, an applicant must submit an MAA, either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU and European Economic Area, or EEA, Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients' authorization through, the centralized procedure is optional on related approval.
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
For the evaluation of ATMPs such as RUCONEST®, the Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for their evaluation. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which an MAA is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final opinion regarding the authorization of a product in view of the balance of benefits and risks identified. The CAT’s opinion is submitted to the CHMP for final approval, as such the CHMP may depart from the opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in an MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions of ATMPs.

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
An MA granted by any route has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent national authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent national authority with a consolidated version of the Common Technical Document, or the eCTD, providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. However, any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).
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
Pediatric Development
In the EU, companies developing a new medicinal product must agree to a PIP, covering all subsets of pediatric population, and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (for example, because the relevant disease or condition occurs only in adults). The MAA for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies (in which case pediatric clinical trials need not be performed), or a deferral has been granted (in which case the pediatric clinical trials must be completed at a later date). Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Innovative medicinal products are generally entitled to benefit from eight years of data exclusivity and a further two years of market exclusivity (providing a total of 10 years of regulatory data protection). Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product. After this period has expired an MAA for a generic or biosimilar may be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product (i.e., until 10 years have elapsed from the initial MA for the reference product in the EU). The market exclusivity period may be extended for a further year to a maximum of 11 years from the initial MA if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
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
As the United Kingdom is no longer an EU Member State, the United Kingdom’s participation in the European Medicines Regulatory Network has ceased and the MHRA has assumed the functions that were previously undertaken by the EU institutions for human medicines on the United Kingdom market. This is, with the exception of Northern Ireland, which, pursuant to the Protocol on Ireland/Northern Ireland has remained aligned with EU regulations; however, following the UK Government and European Commission’s political agreement in principle on the Windsor Framework, the MHRA will be responsible for all medicinal products placed on the market anywhere in the United Kingdom. The MHRA has published detailed guidance for industry and organizations that is updated as the United Kingdom’s regulatory position on medicinal products evolves over time.
Currently, the EU centralized MAs do not apply in Great Britain but do apply in Northern Ireland. However, the Windsor Framework provides that in future all MAs in the United Kingdom (including those for Northern Ireland) will require the MHRA to grant a UK MA. As such, in addition to the pre-existing standard 210 day assessment route for national MA in the United Kingdom, at the moment the United Kingdom offers new assessment procedures to obtain marketing authorization in the United Kingdom. The procedures can lead to a marketing authorization in Great Britain (England, Scotland, and Wales), the United Kingdom, or Northern Ireland, depending on the procedure and pre-existing authorizations, as further explained below. The new assessments include:
•The IRP which replaced the ECDRP from January 1, 2024. The IRP allows a company to submit an MAA for a product on an abbreviated review timeline if the same product has already received approval from one of the MHRA’s specified RRs, including the EMA, the national regulators of the EU Member States and the FDA. A positive CHMP opinion is deemed to be an RR approval for these purposes. If the RR approval was granted within the past 2 years and the manufacturing supply chain for the UK is identical to that approved under the RRA approval, the product may be eligible for Recognition Route A, which gives the MRHA 60 days from the date the IRP submission is validated to reach a decision, and there is no possibility of a clock-stop. For other products, including all ATMPs, the MAA will be assessed under Recognition Route B, which gives the MHRA 110 days from the date the IRP submission is validated to reach a decision, and the MHRA may impose a 60 day clock stop if necessary to request additional information from the applicant;
•A full assessment as a national authorization, that industry can choose for new active substances, with high-quality new MAAs with a timeline of no more than 150 days (excluding clock-off periods where further information is requested) which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements;
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

Domestic UK law provided that all existing EU law in force on December 31, 2020 was retained in UK national law, subject to certain revisions that have become necessary as a result of Brexit. However, the Retained EU Law (Revocation and Reform) Act 2023 came into force on January 1, 2024. This revoked some retained EU laws (although not any relating to medicines regulation). All other retained EU laws have been renamed as “assimilated laws” and are no longer subject to the EU principles of interpretation. Thus, while at least initially the United Kingdom and the European Union laws relating to medicines are largely aligned, there is the potential for further divergence in the future..

Rest of World, or ROW
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
EU and UK Data Privacy
In May 2018, the EU General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the EEA. The GDPR imposes stringent data protection requirements for processing the information of individuals in the EEA. In the United Kingdom, the GDPR continues to form part of law in the United Kingdom following the United Kingdom’s withdrawal from the EU, as the UK GDPR, (by virtue of Section 3 of the EU (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)), thus imposing similarly stringent data protection requirements in the United Kingdom, as in the EEA. To date, the GDPR and UK GDPR have increased compliance burdens on us, such as requiring the following: processing personal data only for specified, explicit and legitimate purposes for which personal data were collected; establishing a legal basis for processing personal data; creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); introducing the obligation to carry out so-called data protection impact assessments in certain circumstances; establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles; establishing obligations to implement “privacy by design”; introducing obligations to honor increased rights for data subjects (such as rights for individuals to be “forgotten,” rights to data portability, rights to object etc. in certain circumstances); formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third party processors and joint controllers; introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority or authorities and affected individuals; and mandating the appointment representatives in the United Kingdom and/or EU in certain circumstances. The processing of sensitive personal data, such as health information, may impose heightened compliance burdens under the GDPR/UK GDPR and is a topic of active interest among foreign regulators. The GDPR/UK GDPR increases our obligations with respect to clinical trials conducted in Europe (including the EEA and United Kingdom) by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. Further guidance on how to comply with these obligations in the context of clinical trials may be provided by European regulators in the future, as the European Data Protection Board, or EDPB, has announced back in 2021 that it was working on guidelines on the processing of personal data for scientific research purposes.
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
European data protection laws, including the GDPR/UK GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, both the EU-U.S. and Swiss-U.S. Privacy Shield frameworks were invalidated following a decision from the Court of Justice of the European Union, or CJEU, in July 2020, in a case known colloquially as “Schrems II.” In the aftermath of this case, a new framework known as the Data Privacy Framework, or DPF, was adopted in 2023 to allow participating U.S. companies to transfer personal data from Europe to the U.S. The DPF entered into force in July 2023 for transfers from the EEA to the U.S., and in October 2023 for transfers from the United Kingdom to the U.S. As a result, U.S. companies who have certified to the DPF can rely on their certification to import personal data from the EEA and the United Kingdom. While the Swiss-U.S. DPF Principles have technically been effective since July 2023, the Swiss Federal Council has yet to recognize the Swiss-U.S. DPF as an adequate safeguard for the transfer of Swiss personal data to the U.S. under Swiss data protection laws. As a result, and until the Swiss Federal Council issues an adequacy decision for the Swiss-U.S.DPF, companies cannot rely on the Swiss-U.S. DPF to transfer personal data from Switzerland to the U.S.. The CJEU’s decision in Schrems II also raised questions about whether another transfer mechanism, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances.
Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the EDPB would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the EDPB recommendations 01/2020 on measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, as last adopted on June 18, 2021 conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the U.S. Foreign Intelligence Surveillance Act applies).
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
The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the DPA complements the UK GDPR in this regard, and a draft data protection bill has recently been introduced to Parliament to reform the UK data protection legal framework.. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Further, the United Kingdom’s vote in favor of exiting the EU and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and EU, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained an EU Member State for such purposes. After December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom related to processing of personal data in substantially unvaried form and fashion under the UK GDPR. In the future, however, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. This decision permits personal data to flow freely from the EEA to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law. This adequacy decision has, however, a limited duration of four years, meaning that the decision will automatically expire after this period. After expiry of the period, the adequacy decision will be renewed only if the United Kingdom continues to ensure an adequate level of data protection. The reform of the UK data protection regime that is currently considered will likely be decisive as to whether or not the United Kingdom can maintain its adequacy status in the future. Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from in January 2021, and is further looking into reforming its data protection framework, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations.
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
Pricing and Reimbursement

United States
The future commercial success of RUCONEST®, Joenja® and our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors may provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.
Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for RUCONEST®, Joenja® and product candidates or exclusion of RUCONEST®, Joenja® or our product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for RUCONEST®, Joenja® and our product candidates in whole or in part.
There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the ACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider RUCONEST®, Joenja® or our product candidates, once approved, to be cost-effective compared to other available therapies, they may not cover such products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.
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

European Union
In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. In general, governments influence the price of medicinal products in the EU through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicinal products but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
In various EU Member States, continuous cost-cutting measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper products as an alternative apply. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including countries representing major markets. The HTA process, which is currently governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment, or the HTA Regulation. In December 2021, the HTA Regulation was adopted and entered into force on January 11, 2022. It will apply from 2025. The Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. Entry into application of the Regulation could impose stricter and more detailed procedures to be followed by MAHs concerning conduct of HTA in relation to their products which may influence related pricing and reimbursement decisions.

Outside of the United States and EU
Middle East & North Africa, or the MENA
Pharming creates access to RUCONEST® in the MENA through a mixture of direct sales and marketing, local partnerships, commercial partners and the ongoing utilization of the HAEi GAP program (as defined below) in certain territories. In Israel, our existing partner Kamada has consolidated its RUCONEST® activities. In addition, in 2021, we entered into an exclusive license agreement with Newbridge Pharmaceuticals for the distribution of RUCONEST® in the MENA.
China
We have granted the CSIPI an exclusive license to commercialize RUCONEST® in China, and the CSIPI is collaborating with the CDIBP. On December 15, 2023, the CDIBP announced that it received clinical trial approval from the Center for Drug Evaluation of the National Medical Product Administration for the clinical development of rhC1INH in China. We may receive certain regulatory and manufacturing-associated milestones, and we are eligible to receive low to mid-single digit royalties from sales in China by the CSIPI, affiliates of the CSIPI and sublicensees of the CSIPI.
Other markets
RUCONEST® continues to be commercialized in Colombia, Costa Rica, the Dominican Republic and Panama through our partner, Cytobioteck.
HAEi global access program, or HAEi GAP
RUCONEST® is the first therapy available under the HAEi GAP. This program ensures that in countries where no HAE therapies are approved or otherwise available, all eligible HAE patients can have access to safe and effective treatment through their treating physician. As part of this program, several requests have been received and treatments were started in countries such as South Africa and the Democratic Republic of the Congo. It is the only known program of this type which has been initiated through a patient group (HAEi).

C. Organizational Structure
Pharming Group N.V. is a limited liability public company. Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of our significant subsidiaries at December 31, 2023 is provided in the table below:

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

D. Property, Plants and Equipment
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

At the (cattle) facility in the province of Zuid Holland, The Netherlands, we occupied approximately 150 square meters (equivalent to approximately 1,615 square feet) of storage space under a lease that had an expiry date of September 1, 2026. With the discontinuation of the cattle program, we terminated the lease as of January 1, 2024.
Since 2022, we lease approximately 4,514 square meters (equivalent to approximately 48,588 square feet) of production, warehouse and office space in the province of Noord Brabant. We currently do not use this facility and remain exploring alternative utilization possibilities.
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
We invested $1.4 million and $1.4 million in 2023 and 2022 respectively, mainly in new machinery and laboratory equipment.

Item 4A. Unresolved Staff Comments
None.

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

A. Operating Results

Overview
RUCONEST's® importance continued to be felt throughout 2023 as we increased the number of physicians prescribing RUCONEST®, as well as the number of patients. RUCONEST® revenues in 2023 increased by 10%, driven by revenue growth in the U.S.

With respect to Joenja® (leniolisib), we increased investment in the U.S. as we began commercialization. During the nine months following the launch in April 2023, we made strong and rapid progress transitioning known patients onto commercial therapy. Joenja® revenues were $18.2 million for the full year 2023.

The U.S. launch of Joenja®, and preparations for anticipated approvals in the European Economic Area and additional geographies, resulted in additional expenses in research and development, marketing and sales and payroll. Research and clinical development activities related to leniolisib were further focused on pediatric and Japan clinical trials for APDS and research on the use of leniolisib for additional PIDs beyond APDS. We believe that these investments will support our continued growth following approvals.
In addition, research and clinical development activities were further focused as the program related to Pompe was discontinued. As such, we maintained a strong financial position in 2023.
We intensified our business development activities for in-licensing or acquisition of additional clinical stage assets in rare or ultra-rare diseases, but did not engage in any such transactions in 2023.

Components of our Results of Operations
Revenues
We generate revenues primarily from the sale of RUCONEST® and Joenja®. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers.
Costs of Sales
Costs of sales consist of cost of product sales, relating to actual product sales, royalty expenses and inventory impairments. The impairment stems from the valuation of the inventories against lower net realizable value.
Other income
Other income is comprised largely of grants in the form of annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities that we conduct in those countries and the proceeds from the sale of a Pediatric Disease Priority Voucher, or PRV, to Novartis, as discussed below.
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
Income tax credit (expense)
Income tax credit reflects credit/(expenses) of income tax. The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. Despite the loss in 2023, it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During the years ended December 31, 2023, 2022 and 2021, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in The Netherlands we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid.

Results of Operations
The following table sets forth our results of operations for the periods presented.

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
Amounts in $ ‘000	2023	2022	2021
Revenues	245,316	205,622	198,871
Costs of sales	(25,212)	(17,562)	(21,142)
Gross profit	220,104	188,060	177,729
Other income	23,349	14,523	2,620
Research and development	(68,914)	(52,531)	(70,369)
General and administrative	(55,877)	(46,016)	(36,974)
Marketing and sales	(124,049)	(85,803)	(59,445)
Other Operating Costs	(248,840)	(184,350)	(166,788)
Operating profit / (loss)	(5,387)	18,233	13,561
Fair value gain (loss) on revaluation	(930)	(1,185)	114
Other finance income	3,663	4,485	14,894
Other finance expenses	(9,069)	(5,463)	(6,185)
Finance result, net	(6,336)	(2,163)	8,823
Share of net profits (loss) in associates using the equity method	(289)	(1,083)	694
(Loss) / Profit before tax	(12,012)	14,987	23,078
Income tax expense	1,464	(1,313)	(7,082)
(Loss) / Profit for the year	(10,548)	13,674	15,996
Basic (loss) / earnings per share ($)	(0.016)	0.021	0.025
Diluted (loss) / earnings per share ($)	(0.016)	0.019	0.023
Comparison of the Year Ended December 31, 2023 and 2022
Revenues
Revenues increased by $39.7 million, or 19.3%, from $205.6 million for the year ended December 31, 2022 to $245.3 million for the year ended December 31, 2023. The increase in revenues was primarily driven by higher sales of RUCONEST® in the U.S. market ($221.2 million and $200.1 million in 2023 and 2022 respectively), which was supported by a price increase below the rate of increase of the Consumer Price Index, as well as an increase in physicians prescribing and the number of patients using RUCONEST®. The increase was also due to the first sales of Joenja®, amounting to $17.9 million in the U.S. market.

Revenues of RUCONEST® in Europe and Rest of World (RoW) amounted to $5.9 million in 2023 compared to $5.5 million in 2022.
Two U.S. customers represent $204.3 million, or 83%, of our net revenues in 2023 , per customer $108.4 million and $95.9 million respectively. In 2022, these two U.S. customers represented $173.6 million, or 84%, of our net revenues, per customer $89.3 million and $84.3 million respectively. These customers are largely specialty wholesale companies that are specialized in distribution of pharmaceuticals in our disease area and distribute our product.

Amounts in US$ ‘000	2023			2022
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
US	221,213	17,894	239,107	200,082	—	200,082
Europe and RoW	5,921	288	6,209	5,540	—	5,540
Total revenues	227,134	18,182	245,316	205,622	—	205,622
Gross profit:
US	202,441	15,417	217,858	186,263	—	186,263
Europe and RoW	2,026	220	2,246	1,797	—	1,797
Total gross profit	204,467	15,637	220,104	188,060	—	188,060
Costs of sales
Costs of sales increased by $7.7 million, or 43.6%, from $17.6 million for the year ended December 31, 2022 to $25.2 million for the year ended December 31, 2023. Costs of sales related to product sales in 2023 amounted to $21.4 million compared to $17.4 million in 2022. This includes royalty fees to Novartis on Joenja® sales, which amounted to $2.1 million in 2023 (2022: $0.0 million). The remainder of costs in 2023 relate to obsolete inventory impairment stems from the valuation of the inventories against lower net realizable value and mainly relates to products no longer eligible for commercial sales. Impairments related to inventories designated for commercial activities amounted to a charge of US$1.7 million in 2023 (2022: US$0.2 million).
The following table summarizes the costs of sales for the years ended December 31, 2023 and 2022.

	Years ended December 31,
Amounts in $ ‘000	2023	2022
Cost of inventories recognized as expenses	(21,404)	(17,398)
Royalty fees	(2,145)	—
Obsolete inventory impairments	(1,663)	(164)
Total	(25,212)	(17,562)
Gross profit
Gross profit increased by $32.0 million, or 17.0%, from $188.1 million for the year ended December 31, 2022 to $220.1 million for the year ended December 31, 2023. The main reasons for this increase were higher sales of RUCONEST® and first sales of Joenja®, offset by royalty fees to Novartis related Joenja® and inventory obsolescence impairments.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2023 and 2022.

	Years ended December 31,
Amounts in $ ‘000	2023	2022
U.S.	217,858	186,263
Europe and RoW	2,246	1,797
Total gross profit	220,104	188,060

Other Income

Other income increased by $8.8 million, or 60.8%, from $14.5 million for the year ended December 31, 2022 to $23.3 million for the year ended December 31, 2023. The increase was primarily due to the proceeds of $21.3 million from the PRV sale. We were granted the PRV by the FDA in March 2023 in connection with the approval of Joenja®. The sale price was a contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib. In 2022 we reduced our minority stake in BioConnection from 43.85% to 22.98%. As a result of this transaction, we recognized a gain in other income in the year ended December 31, 2022 of US$12.2 million.
Cost of research and development
Cost of research and development activities increased by $16.4 million, or 31.2%, from $52.5 million for the year ended December 31, 2022 to $68.9 million for the year ended December 31, 2023. The increase in costs relates mainly to current year’s spend in research and approval of, leniolisib for the treatment of APDS. The cost increase also relates to clinical trials for APDS patients under 12 years old and research on the use of leniolisib for additional PIDs beyond APDS. Primarily due to these costs, both the direct operating expenses and the employee costs have increased in 2023.
Cost of general and administrative activities
Cost of general and administrative activities increased by $9.9 million, or 21.4%, from $46.0 million for the year ended December 31, 2022 to $55.9 million for the year ended December 31, 2023. The increased costs are mainly related to the increased employee costs resulting from more staff employed following the growth of the organization. The increase in impairment losses is mainly related to revised recoverable amount calculations, taking into account decreased expected annual sublease prices for impaired assets such as our cancelled downstream production capacity at Pivot Park in Oss, the Netherlands.
Cost of marketing and sales activities
Cost of marketing and sales activities increased by $38.2 million, or 44.6%, from $85.8 million for the year ended December 31, 2022 to $124.0 million for the year ended December 31, 2023. The increased costs are mainly related to the further expansion of the commercial organization and infrastructure in the U.S., Europe and other key global launch markets, in view of the FDA approval of Joenja® in March 2023 and the anticipated approval by other regulatory authorities in 2024. In addition, we have paid $10.4 million in Development and Regulatory Milestones payments to Novartis as a result of the first commercial sale of Joenja® in 2023, which is recorded as direct operating expenses.
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
Employee benefits increased by $24.2 million, or 35.4%, from $68.3 million for the year ended December 31, 2022 to $92.5 million for the year ended December 31, 2023. The increase was primarily driven by total salary expense as a result of total number of full time employees increased to 382 in 2023 from 332 in 2022 .
The following table summarizes employee benefits for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Salaries	(71,690)	(53,328)
Social security costs	(8,604)	(6,317)
Pension costs	(2,980)	(2,284)
Share-based compensation	(9,251)	(6,392)
Total	(92,525)	(68,321)

Fair value gain (loss) on revaluation

Fair value losses on revaluation decreased by $0.3 million, or 21.5%, from $1.2 million in 2022 to $0.9 million in 2023, this relates to investment in debt instruments designated as Fair Value Through Profit or Loss or FVTPL.
Other finance income
Other finance income decreased by $0.8 million, or 18.3%, from $4.5 million for the year ended December 31, 2022 to $3.7 million for the year ended December 31, 2023. This decrease was primarily caused by fluctuations in the U.S. dollar versus Euro during 2023 and 2022. This had a particular impact on the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is Euro.

The decrease was offset by an increase interest income. From 2023, excess cash was used to purchase euro denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. As a result of these purchases and generally increased interest rates, the interest income has increased significantly compared to 2022.
The following table summarizes our other finance income for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Interest income	3,663	85
Foreign currency gains	—	4,400
Other financial income	3,663	4,485

Other finance expenses
Other finance expenses increased by $3.6 million, or 66.0%, from $5.5 million for the year ended December 31, 2022 to $9.1 million for the year ended December 31, 2023. This increase was primarily caused by fluctuations in the U.S. dollar versus Euro
The following table summarizes our other finance expenses for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023		2022
Interest loans and borrowings	(4,876)		(4,736)
Interest leases	(1,088)		(622)
Other financial expenses	(134)		(105)
Foreign currency losses	(2,971)	—	—
Other financial expenses	(9,069)		(5,463)
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method increased by $0.8 million, or 73.3%, from a $1.1 million loss for the year ended December 31, 2022 to a $0.3 million loss for the year ended December 31, 2023. This is the result of increased profits from BioConnection.
Income tax expense
Income tax expense decreased by $2.8 million,, from $1.3 million for the year ended December 31, 2022 to $(1.5) million for the year ended December 31, 2023. A lower profit before tax decreased income tax expenses by $7.0 million. The remaining difference is mainly caused by a decrease in non-taxable income of $2.7 million.
The following table summarizes Pharming’s income tax expense for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Total current tax expense	(5,102)	(3,770)
Total deferred tax expense	6,566	2,457
Income tax expense	1,464	(1,313)
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
Revenues in Europe and Rest of World (RoW) remained stable at $5.5 million in 2022 from $5.4 million in 2021 in spite of facing strong prophylactic and generic competition.
Two U.S. customers (namely specialty wholesale companies) represent $173.6 million, or 84%, of our revenues in 2022. In 2021, the two U.S. customers represented $156.6 million, or 79%, of our revenues. These wholesale companies are specialized in distribution of pharmaceuticals in distribution of pharmaceuticals in the HAE disease.

	Years ended December 31,
Amounts in $ ‘000	2022	2021
US	200,082	193,419
Europe and RoW	5,540	5,452
Total revenues	205,622	198,871
Costs of sales
Costs of sales decreased by $3.6 million, or 16.9%, from $21.1 million for the year ended December 31, 2021 to $17.6 million for the year ended December 31, 2022. Costs of sales in 2022 and 2021 amounted to $17.4 million and $19.1 million. The remainder of costs in 2022 ($0.2 million) stems from obsolescence of inventory impairment charges on inventory designated for commercial activities. These impairment charges amounted to $2.0 million in 2021.
The following table summarizes the costs of sales for the years ended December 31, 2022 and 2021.

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
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2022 and 2021.

	Years ended December 31,
Amounts in $ ‘000	2022	2021
U.S.	186,263	176,266
Europe and RoW	1,797	1,463
Total gross profit	188,060	177,729
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
Cost of research and development
Operating expenses for research and development decreased by $17.8 million, or 25.3%, from $70.4 million for the year ended December 31, 2021 to $52.5 million for the year ended December 31, 2022. The decrease in costs relates mainly to reduced share-based compensation cost and the impact of the U.S. dollar-EUR FX rate on payroll cost. Current year’s spend in leniolisib, for the treatment of APDS were higher compared to 2021. AKI and cattle costs were also higher in 2022 because of additional incurred costs associated with the discontinuation of the program. This was offset by the investment to in-license OTL-105 and impairment losses of $5.0 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients in 2021.
Cost of general and administrative activities
Cost of general and administrative activities increased by $9.0 million, or 24.5% from $37.0 million for the year ended December 31, 2021 to $46.0 million for the year ended December 31, 2022. The increased costs are mainly related to the increased employee costs resulting from more staff employed, higher cost for audit, consultancy and tax advisers, and higher IT operating spend for our newly implemented ERP system, offset by lower impairment losses in relation to the cancellation of our downstream production capacity at Pivot Park in Oss.
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
Employee benefits increased by $7.6 million, or 12.5%, from $60.8 million for the year ended December 31, 2021 to $68.3 million for the year ended December 31, 2022. The increase was primarily driven by total salary expense as a result of total number of full time employees increased to 332 in 2022 from 285 in 2021.
The following table summarizes employee benefits for the years ended December 31, 2021 and 2022.

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
The following table summarizes Pharming’s income tax expense for the years ended December 31, 2022 and 2021.

Amounts in $ ‘000	2022	2021
Total current tax expense	(3,770)	(1)
Total deferred tax credit (expense)	2,457	(7,081)
Income tax credit (expense)	(1,313)	(7,082)

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
•Adjusted EBITDA – Defined as profit for the year adjusted to exclude income tax (expense), financial gain (cost), net, depreciation of property, plant and equipment, amortization of intangible assets and impairments of certain capitalized development expenses as defined.
•Net Debt – Defined as current and non-current convertible bonds minus cash and cash equivalents minus current and non-current restricted cash and minus marketable securities
To provide investors with additional information regarding our financial results we have provided a reconciliation below of EBIT, EBITDA and Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure.
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
The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our Annual Report for the periods indicated:

	Years ended December 31,
Amounts in $ ‘000	2023	2022	2021
Profit for the year	(10,548)	13,674	15,996
Income tax credit (expense)	1,464	(1,313)	(7,082)
Financial (cost)/income, net	(6,336)	(2,163)	8,823
EBIT	(5,676)	17,150	14,255
Add: Depreciation & amortization	7,346	6,305	6,390
EBITDA	1,670	23,455	20,645
Add: Impairment(1)	4,916	4,376	10,438
Adjusted EBITDA	6,586	27,831	31,083

(1) The impairment charge in 2023 of $4.9 million primarily consists of impairment charges related to Right-of-Use assets of $4.7 million and intangible assets of $0.3 million. The impairment charge in 2022 of $4.4 million primarily consists of impairment charges related to Right-of-Use Asset for the downstream facility in Oss of $3.9 million. The impairment charge in 2021 of $10.4 million consists of impairment charges of $5.4 million related to the cancellation of the downstream facility is Oss and $5.0 million related to a halted development program for a new form variant of RUCONEST® and a deprioritized development track of alpha-galactosidase for Fabry’s disease. For further details, refer to Note 9, 10 and 11 in the Annual Financial Statements included elsewhere in this Annual Report.
To provide investors with additional information regarding our financial results, we have disclosed in the table below Net Debt, a non-GAAP financial measure. We have provided a reconciliation below of Non-current convertible bonds to net debt, the most directly comparable IFRS financial measure. Net debt is a useful indicator of the Company’s indebtedness, financial flexibility and capital structure because it indicates the level of debt after taking account of cash and cash equivalents and marketable securities within the Company’s business that could be utilized to pay down the outstanding borrowings.

	Years ended December 31,
Amounts in $ ‘000	2023	2022	2021
Non-current convertible bonds	136,598	131,618	139,007
Add: Current convertible bonds	1,824	1,768	1,879
Less: Cash and cash equivalents	(61,741)	(207,342)	(191,924)
Less: Marketable securities	(151,683)	—	—
Less: Current and non-current restricted cash	(1,528)	(1,312)	(1,039)
Net Debt (2)	(76,530)	(75,268)	(52,077)
(2) Discounted value as per the balance sheet.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash and cash equivalents (excluding restricted cash) and marketable securities amounted to $213.4 million, as at December 31, 2023. We have financed our operations primarily through sales of our commercial products and the proceeds of debt and equity offerings. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.
The 2023 year-end balance of cash and cash equivalents (excluding restricted cash) and marketable securities of $213.4 million is expected to fund our operations for more than twelve months from the date of this report. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the United States and Europe currently generate more cash than we require for day-to-day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
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
Cash Flows
The table below provides selected cash flow information for the years ended December 31, 2023, 2022 and 2021.

Amounts in $’000	2023	2022	2021
Net cash flows generated from (used in) operating activities	(17,302)	22,458	37,842
Net cash flows generated from (used in) investing activities	(129,388)	5,323	(21,305)
Net cash flows generated from (used in) financing activities	(1,039)	(4,982)	(27,947)
Exchange rate effects	2,128	(7,381)	(1,825)
Net change in cash and cash equivalents	(145,601)	15,418	(13,235)
Operating Activities
Net cash flows used in operating activities was $17.3 million for the year ended December 31, 2023, compared to net cash flows generated from operating activities of $22.5 million for the year ended December 31, 2022. The decrease of $39.8 million was mainly related to a decrease in profit before tax of $27.0 million and a negative impact of changes in non-cash adjustments related to the gain on disposal from the PRV sale of $21.3 million, partially offset by the gain on disposal of investment in associate of $12.2 million in 2022 and a significant decrease in working capital of $16.6 million.
Net cash flows generated from operating activities was $22.5 million and $37.8 million for the years ended December 31, 2022 and 2021. The decrease of $15.4 million was mainly related to a decrease in profit before tax of $8.1 million and a negative impact of changes in non-cash adjustment of $10.7 million, partially offset by a favorable impact of working capital changes of $4.6 million.
Investing Activities
Net cash flows used in investing activities for the year ended December 31, 2023 was $129.4 million, compared to net cash flows generated from investing activities of $5.3 million for the year ended December 31, 2022. The decrease of $134.7 million was primarily due to purchases of marketable securities of $382.0 million, offset by proceeds from sale of marketable securities of $232.8 million and a cash inflow of $21.3 million related to proceeds on the PRV sale.
Net cash flows generated from investing activities was $5.3 million and $21.3 million used for the years ended December 31, 2022 and 2021, respectively. This increase of $26.6 million was primarily due to the decrease in capital expenditures from $10.7 million in the year ended December 31, 2021 to an expenditure of $1.4 million for the year ended December 31, 2022. A cash inflow of $7.3 million was recognized in 2022 associated with the disposal of our position in BioConnection.
Financing Activities

We saw net cash flows used in financing activities of $1.0 million for the year ended December 31, 2023, compared to $5.0 million for the year ended December 31, 2022. This change of $3.9 million was primarily related to the settlement of share based compensation awards of $8.1 million during the year. There were no new loans or borrowings in 2023.
We saw net cash flows used in financing activities of $5.0 million for the year ended December 31, 2022, compared to $27.9 million for the year ended December 31, 2021. This change of $23.0 million was primarily related to the absence of contingent consideration as compared to the $25.0 million paid in 2021 related to the acquisition of all North American commercialization rights RUCONEST® from Bausch. This was offset by a decrease of $2.4 million in the amount of equity proceeds and warrants in 2022 versus 2021. There were no new loans or borrowings in 2022.

Sources of Liquidity
Convertible bonds
On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds to be due in 2025. The net proceeds of the issue of the bonds were used to redeem the balance of a $51.0 million loan outstanding in full. The remaining balance of the net proceeds is being used to support capital expenditure in relation to the expansion of our commercialization and manufacturing infrastructure and will also serve as a funding for the launch of leniolisib, as well as for additional acquisitions and in-licensing opportunities. The bonds were issued at par and bear interest at a rate of 3.00% per annum payable semi-annually in arrears in equal installments. Unless previously converted, redeemed or purchased and cancelled, the bonds will mature on January 21, 2025. We may use a combination of resources to repay the bond such as cash generated by operating activities, bank financing and bonds. The right mix will be established when we get closer to the maturity date of the bond.
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

C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in ''Item 4 - A. Business Overview'' and ''Item 5 - A. Operating Results” of this Annual Report.

D. Trend Information

See “Item 5 - A. Operating Results” of this Annual Report.

E. Critical Accounting Estimates
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2.5 of our Annual Financial Statements for the year ended December 31, 2023.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board Structure
Since December 11, 2020, we have had a one-tier board structure, with a single board of directors consisting of executive directors and non-executive directors. Our Chief Executive Officer, or CEO, serves as our executive director.
Our management team is comprised of our executive directors together with our executive officers and be referred to as the Executive Committee.

Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2023. Our executive directors are also executive officers.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Sijmen de Vries, MD MBA	64	Chief Executive Officer, Chair Executive Committee	2025
Executive Officers:
Anurag Relan, MD	51	Chief Medical Officer	n/a
Jeroen Wakkerman	54	Chief Financial Officer	n/a
Mireille Sanders, MSc	55	Chief Operations Officer	n/a
Stephen Toor	52	Chief Commercial Officer	n/a
Ruud van Outersterp	59	Chief Ethics and Compliance Officer	n/a
Alexander Breidenbach, MBA	60	Chief Business Officer	n/a
Non-Executive Directors:
Paul Sekhri (6)(9)	65	Chairperson	Expired September 25, 2023
Richard Peters (6)(9)	61	Chairperson	2027
Deborah Jorn, MBA (2)(3)	65	Vice Chairperson	2025
Barbara Yanni (2)(6)(8)	69	Director	2024
Mark Pykett (3)(9)	60	Director	2024
Leonard Kruimer (1)(9)	57	Director	2025
Jabine van der Meijs (2)(3)(5)	57	Director	2025
Steven Baert (4)(6)(7)	49	Director	2025

Notes:
(1) Chair of the Audit Committee
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Chair of the Remuneration Committee
(5) Chair of the Corporate Governance Committee
(6) Member of the Corporate Governance Committee
(7) Member of the Remuneration Committee since March 2023
(8) Chair of the Transaction Committee
(9) Member of the Transaction Committee
Executive Directors
Sijmen de Vries, MD MBA. Dr. de Vries has been our Chief Executive Officer (CEO) since 2008. Dr. de Vries was reappointed by the General Meeting of Shareholders held on May 19, 2021 for another four-year, ending at the Annual General Meeting of Shareholders in 2025. Prior to joining Pharming, Dr. de Vries was the CEO of 4-Antibody and Morphochem AG. Dr. de Vries also held senior business and commercial positions at Novartis, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals plc. Dr. de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK). Dr. de Vries is also member of the supervisory board of BioConnection Investments B.V. and Non-Executive director of Midatech Pharma plc.
Executive Officers
Anurag Relan, MD. Dr. Relan was appointed Chief Medical Officer (CMO) in 2021. Prior to holding the CMO role, Dr. Relan served as Vice President Clinical Research and Medical Affairs at Pharming. Over the last 18 years at Pharming, Dr. Relan has held several leadership roles within the Company. Prior to his work at Pharming, he was in clinical practice while also teaching medical residents and students. Mr. Relan holds an MD and MPH from the University of California, Los Angeles, and a bachelor’s degree in Economics from the University of California, Berkeley.

Jeroen Wakkerman. Mr. Wakkerman has was appointed Chief Financial Officer (CFO) in 2020. From 2015 to 2020, Mr. Wakkerman served as CFO of Nutreco N.V., a global leader in animal nutrition and aqua feed. Prior to that, Jeroen served as CFO of SHV Energy N.V., as finance director at Calor Gas (UK) and has also held several financial and commercial positions at Unilever and Rabobank. Jeroen holds an MSc degree in Business Economics from the University of Groningen and is a Chartered Treasurer (UK) and a Chartered Management Accountant (UK).
Mireille Sanders, MSc. Ms. Sanders was appointed Chief Operations Officer (COO) in 2020. Between 2019 and 2020, Ms. Sanders served as our Senior Vice President, Operations. From 2016 until 2019, Ms. Sanders served as Head of Clinical Supply Chain Strategic Management and Systems at Janssen Pharmaceuticals, a Johnson & Johnson company. Prior to Janssen, Ms. Sanders held senior positions at MSD/Merck, from 2007 until 2015. She holds an MSc in Chemical Engineering from the Technical University Eindhoven in The Netherlands.
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
Ruud van Outersterp. Mr. van Outersterp was appointed Chief Ethics & Compliance Officer (CECO) in 2021. He also served as our Company Secretary from April 2020 to April 2022. Prior to joining Pharming, Mr. van Outersterp held several senior leadership positions at ABN AMRO and its predecessors, including the positions of Global Head of Legal and Company Secretary, and as senior legal counsel at the former Dutch aircraft manufacturer Fokker. Mr. van Outersterp is also a member of the supervisory board of a healthcare institution and is a teacher at the Governance Academy in Leusden in The Netherlands. He earned a Master’s in Law from the Vrije Universiteit Amsterdam.
Alexander Breidenbach, MBA. Mr. Breidenbach was appointed Chief Business Officer (CBO) on September 1, 2023. Prior to joining Pharming, Dr. Breidenbach held several senior positions including Chief Business and Chief Development Officer at ACM Biosciences AG, as well as a variety of senior leadership roles at Roche Partnering. Dr. Breidenbach holds a PhD in Biochemistry from the Tierärztliche Hochschule (College of Veterinary Medicine) Hannover, Germany, as well as a Master of Business Administration from ESSEC Paris and Mannheim Business School.
Non-Executive Directors
Paul Sekhri. Mr. Sekhri served as the Chair of our Board of Directors (or the former Board of Supervisory Directors until December 2020) beginning in 2016 and as a director beginning in 2015 up until his term expired as Chairperson on September 25, 2023, after which he left our Board of Directors. He was appointed the President and CEO and Director of vTv Therapeutics, Inc. in August 2022. Prior to joining vTv Therapeutics, Mr. Sekhri served as President and CEO of eGenesis, Inc. in 2019 and also served as President and CEO of Lycera Corp from February 2015 to December 2018. Between April 2014 and January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care at Sanofi. From May 2013 to March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd., or Teva. Before joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and CEO of Cerimon Pharmaceuticals, Inc., or Cerimon. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. His first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Currently, he is Chair of the Board of Directors of Compugen Ltd. and Longboard Pharmaceuticals, and is on the Board of Axcella Therapeutics, eGenesis, Inc., Ipsen S.A., Spring Discovery,

Inc., Veeva Systems, Inc. and Oryn Therapeutics. As an avid classical music enthusiast, Mr. Sekhri is on the Boards of the Metropolitan Opera, the Knights, and is the new Chair of the Board of Young Concert Artists.

Richard Peters. Dr. Peters was appointed the Chairman of the Board of Directors effective upon departure of Mr. Sekhri on September 25, 2023. Dr. Peters has over 30 years of experience in the healthcare industry and academia. He also serves as Non-Executive Director for Kineta and Chairman of the Board of and Chair of the Compensation Committee of Aprea Therapeutics, and is the founder and Executive Chairman of TellBio. He is also a corporate advisor to Aura Biosciences. Prior to these roles, Dr. Peters served as the Global Head for the Rare Diseases business at Sanofi Genzyme, and CEO of two Nasdaq-listed biotechnology companies: Yumanity Therapeutics and Merrimack Pharmaceuticals. Earlier in his career, Dr. Peters held medical leadership positions at Amgen, Onyx Pharmaceuticals, Genzyme, and Sanofi, and is a founder of X4 Therapeutics and PIC Therapeutics. He has also served on the faculty at the Massachusetts General Hospital, served as editor for the journals SCIENCE and JAMA, and has published over 100 editorial and research articles. Dr. Peters completed Internal Medicine training at the Massachusetts General Hospital and a Howard Hughes post-doctoral fellowship at Harvard Medical School; both in Boston, MA. Dr. Peters holds an M.D. Degree and a PhD in Pharmacology from the Medical University of SC, Charleston, South Carolina, and began his medical studies at the Universite Catholique de Louvain in Belgium prior to immigrating to the U.S.

Deborah Jorn, MBA. Ms. Jorn has served as a director since 2019. From 2016 to 2018, she was Executive Vice President of Corporate and Commercial Development at Eyepoint Pharmaceuticals, or Eyepoint. Prior to joining Eyepoint, she was Executive Vice President and Group Company Chair at Bausch Health (formerly Valeant Pharmaceuticals) where she led the dermatology, gastroenterology, and HAE businesses. Ms. Jorn was Chief Global Marketing Officer at Bausch & Lomb prior to its acquisition in 2013 by Bausch Health where she led the launch of several new products and the integration of Ista Pharmaceuticals following acquisition. Previously, she was Group Vice President of Women’s Healthcare and Fertility (2008-2010) and Allergy and Respiratory (2004-2008) at Schering Plough Corporation prior to its acquisition by Merck and Co., Inc., or Merck. Ms. Jorn was also at Johnson & Johnson as the Worldwide Vice President of Internal Medicine and Early Commercial input. She began her career at Merck and for more than 20 years held roles of progressive responsibility in various functional areas including R&D, Regulatory and Sales and Marketing. She served as a member of the Board of Directors of Orexigen Therapeutics, Inc. from May 2016 until July 2018, for Diurnal Group in 2021 and 2022 and for Viveve Medical, Inc. until March 2023.
Barbara Yanni. Ms. Yanni has served as a director since December 2020. Ms. Yanni was Vice President and Chief Licensing Officer at Merck, a pharmaceutical company, from November 2001 until her retirement in March 2014. Prior to this, she served in various roles at Merck including in corporate development, financial evaluation, and tax. Currently, Ms. Yanni serves on the board of directors of two other public biotechnology companies: Trevena, Inc. and Vaccinex, Inc. In addition, from 2021 to 2023 she served on the board of directors of Oncorus, Inc., another public biotechnology company. She is also a member of the board of directors of Mesentech, Inc., a private Canadian biotechnology company. Ms. Yanni earned a J.D. from Stanford Law School and an A.B. from Wellesley College. She also holds a Master of Law in Taxation from New York University. Before joining Merck in 1985 Ms. Yanni was a tax lawyer in New York City.
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
Leonard Kruimer. Mr. Kruimer has served as a director since 2021. He has more than 30 years of experience in corporate finance, planning, and strategy, including 20 years in senior executive positions in private and publicly listed biotechnology companies. Mr. Kruimer served as CFO of Crucell N.V., or Crucell, from 1997 to 2011. Prior to Crucell, he was Managing Director of Europe TIP Trailer, a GE Capital company. He was also a consultant with McKinsey & Co. and an auditor at Price Waterhouse & Company, New York. Mr. Kruimer is currently Chair of the Board at Swedish BioInvent International AB. In addition, he is a board member of both

Zealand Pharma A/S in Copenhagen and Swiss based Basilea. Previously, he served as member of the Board of Directors for Calgary-based Oncolytics Biotech Inc. He is Director of AI Global Investments (Netherlands) PCC Ltd. and serves on the Investment Advisory Council of Karmijn Kapitaal. Mr. Kruimer holds a Master of Business Administration from Harvard Business School and is Certified Public Accountant in New York State.
Jabine van der Meijs. Mrs. van der Meijs has served as director since 2021. Prior to this, she served as the Executive Vice President & CFO of the Royal Schiphol Group (2017 - 2021) and worked for the Royal Dutch Shell Group for 25 years in primarily financial leadership positions, but also in HR and strategy positions in The Netherlands, Scotland, England, Brunei, and Australia. In her most recent position at Shell Mrs. van der Meijs, was VP Finance Projects for Shell’s Projects and Technology business. Mrs. van der Meijs is also a Non-Executive Director at V.Group Ltd (since September 1, 2022) and VFS Global AG (since January 1, 2023). Mrs. van der Meijs is a Member of the Supervisory Board of Koole Terminals Holding B.V., a Member of the Board of Directors of Grundfos Holding A/S and a Member of the Supervisory Board of Dutch-based Centre for Human Drug Research (Foundation). Previously, Mrs. van der Meijs served as a Non-Executive Director on various boards, including Kendrion N.V., Aeroports de Paris (France) and Brisbane Airport Corporation.
Mrs. van der Meijs holds a Master of Science (Pharmacy) and a Doctor of Pharmacy (Pharm D) degree from the University of Utrecht, and she completed her professional accounting degree in the U.K. with the Chartered Institute of Management Accountants.
Steven Baert. Mr. Baert has served as a director since 2021. In addition, Mr. Baert is the Chief People Officer and member of the Executive Committee of GE Vernova, the combined power and energy businesses of GE that recently completed a spin and public listing. Prior to this, Mr. Baert was managing director of Propuli LLC, a human capital advisory firm that provided advice to private equity and venture capital clients. From 2006 until 2021, Mr. Baert, worked for Novartis AG and served as Chief People Officer and member of the Executive Committee from 2014 until 2021 and held several leadership roles within that company, including Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis Oncology, Steven held senior HR positions at Bristol-Myers Squibb Co. and Unilever. Mr. Baert holds a Master of Business Administration from the Vlerick Business School, Gent, a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels. Mr. Baert also serves on the Board of WeSeeHope USA, a charity that focuses on empowering children isolated by poverty in Africa.

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
We have updated a remuneration policy that has been aligned with the revised European Union Shareholder Rights Directive, or “SRD II”, and prevailing best practices, which has been approved at a General Meeting of Shareholders. Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy.
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
EU and U.S. benchmark group:

European peers (2023 and ongoing)		U.S. peers (2023 and ongoing)
ADC Therapeutics, Epalinges	Galapagos, Mechelen	Anika Therapeutics	Karyopharm Therapeutics
Alliance Pharma, Chippenham	Innate Pharma, Marseille	BioCryst PharmaCeuticals	Ligand Pharmaceuticals
Autolus Therapeutics, London	Merus, Utrecht	Coherus BioSciences	MannKind
Basilea Pharmaceutica, Basel	MorphoSys, Planegg	Collegium Pharmaceutical	Mirum Pharmaceuticals
Bavarian Nordic, Hellerup	Oxford Biomedica, Oxford	Enanta Pharmaceuticals	Rigel Pharmaceuticals
BioGaia, Stockholm	uniQure, Amsterdam	Heron Therapeutics	Supernus Pharmaceuticals
Biotest, Dreieich	Valneva, Saint-Herblain	ImmunoGen	Travere Therapeutics
Camurus, Lund	Zealand Pharma, Copenhagen	Intercept Pharmaceuticals	Vanda Pharmaceuticals
Cosmo Pharmaceuticals, Dublin		Ironwood Pharmaceuticals
A consistent and competitive remuneration structure, which applies across the workforce, is another core principle of our remuneration policy to promote a culture of shared purpose and performance, focusing all executive directors, other executive officers and staff members on delivering on our mission, vision and strategy and creating long-term stakeholder value.
We disclose information regarding remuneration paid to the executive and non-executive directors in our Dutch Annual Report of the Company, in line with the applicable rules and regulations. The remuneration amounts paid to individual executive officers are not required to be disclosed according to Dutch law. Total remuneration paid to all executive officers during the year ended December 31, 2023 was $7.6 million.
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
The respective fixed and variable remuneration elements are explained below:
Historical Remuneration
The following table reflects the remuneration amounts paid to the Executive Director in the year ended December 31, 2023:

Amounts in $ ‘000	Fixed remuneration	Short-term variable: annual bonus	Share-based payments	Post-employment benefits	Other	Total
Dr Sijmen de Vries, CEO and Executive Director	673	615	1,371	115	35	2,809
The short-term variable bonus of $0.6 million in 2023 is based on the 2023 annual salary of $0.7 million, and is paid in 2024. The share-based payment remuneration is based on expenses incurred during the three-year performance period of historic grants, determined at the fair market value at date of the grant, adjusted for changes in the progress of completing strategic objectives. These strategic objectives are the basis to determine the actual pay-out after the performance period was completed.
The remuneration amounts paid to individual executive officers, other than the above mentioned individual, are not required to be disclosed according to Dutch law and accordingly are not disclosed herein.
Share Option Plan
The following table gives an overview of changes in option holdings of the Executive Director in 2023, the exercise prices and expiration dates:

	January 1, 2023	Granted 2023	Exercised in 2023	Forfeited/Expired in 2023	December 31, 2023	Exercise price ($)	Expiration date
Dr. Sijmen de Vries	2,800,000	—	—	—	2,800,000	0.886	5/22/2024
Total	2,800,000	—	—	—	2,800,000

Long Term Incentive
The long-term incentive program for the Executive Director, as approved by our shareholders in December 2020, or the Executive LTI plan, is performance-related only. The on-target value of the conditional shares to be awarded to the CEO under the Executive LTI plan annually is set at 300% of the fixed base salary, and maximum performance value of shares is set at 450% of the fixed base salary. The Board of Directors undertakes to ensure equity plans for staff and the Executive Director will be prudently applied and that in any event grants of equity or equity rights under these equity plans will not result in Pharming exceeding 10% of all issued and outstanding shares of Pharming on a diluted basis.
The below table reflects the number of Executive LTI shares granted and vested over the years from 2021 to 2023 for the CEO:

	Year	Granted	Settled	Forfeited	Unvested	Reserved as at December 31, 2023
Dr. Sijmen de Vries	2023	1,681,570	—	—	—	1,681,570
	2022	2,363,455	—	—	—	2,363,455
	2021	1,337,888	—	—	—	1,337,888
An overview of the number of Executive LTI shares granted in 2023 and in total as well as the fair value per share award is as follows:

Participant category	2023
Executive Members of the Board of Directors	1,681,570
Executive Committee	4,221,870
Total	5,903,440
Fair value per share award ($)	0.880
The following table provides an overview of Executive LTI shares granted, forfeited or issued from 2020 to 2023 as well as the number of Executive LTI shares reserved at December 31, 2023:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2023
Executive Members of the Board of Directors	5,382,913	0	0	5,382,913
Executive Committee	16,444,353	(1,261,595)	(3,708,270)	11,474,488
Senior managers	1,742,500	(36,654)	(1,052,346)	653,500
Total	23,569,766	(1,298,249)	(4,760,616)	17,510,901
Remuneration Policy for Executive Directors and Officers
Fixed Compensation
The following table reflects the gross annual base salary (fixed remuneration) of the Executive Director/CEO paid in the financial year 2023:

Position	Fixed remuneration amount ($ ‘000)	Fixed remuneration amount (EUR ‘000)
CEO	673	624
Variable Compensation
The variable part of the remuneration of the executive directors and officers is linked to their performance against a set of financial and non-financial targets that is consistent with and supportive of the strategy and long-term interests of our Company. Risk alignment is also embedded in the target setting to promote sound and effective risk management. At the end of the relevant performance period, the Board of Directors, without the participation of the executive directors for their performance, will determine whether the targets have been achieved.
Short-term Incentive
The individual on-target bonus for the CEO has been set at 70% of the gross annual salary and for other executive directors and officers at 50% of the gross annual salary. A maximum on-target bonus of 140% of the gross annual salary applies to both the CEO and the executive officers.
Long-term Incentive
Executive directors and officers will also participate in the revised (Executive) Long-term Incentive, or LTI, program. Under this program, our ordinary shares are granted, subject to the achievement of predefined long-term strategy oriented performance objectives and targets, which apply a defined weighting, that have been set at the start of a three-year performance period. The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AScX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted.
For the executive directors, the on-target value of the (restricted) shares to be awarded under the LTI at the start of the performance period is set at 300% of the gross annual salary for the CEO and 200% for the other executive directors and officers. The maximum value of the shares that can vest under the LTI is set at 450% of the gross annual salary for the CEO and 300% for other executive directors and officers. Executive directors are required to retain the shares awarded under the LTI for a minimum of five years from the date of grant. The Board of Directors undertakes to ensure equity plans for staff and the Executive Director will be prudently applied and that in any event grants of equity or equity rights under these equity plans will not result in Pharming exceeding 10% of all issued and outstanding shares of Pharming on a diluted basis.

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
Historical Remuneration of our non-executive directors
The below table provides an overview of the remuneration paid to the non-executives members of the former Board of Supervisory Directors, to the extent still in office, for the year ended December 31, 2023 . Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was was 1.0790 and 1.0543 in 2023 and 2022, respectively.

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Dr. Richard Peters	2023	26	20	46
	2022	—	—	—
	2021	—	—	—
Mr. Paul Sekhri	2023	55	32	87
	2022	72	42	114
	2021	77	55	132
Ms. Deborah Jorn	2023	55	32	87
	2022	55	32	87
	2021	64	42	106
Ms. Barbara Yanni	2023	62	32	94
	2022	53	32	85
	2021	60	36	96
Dr. Mark Pykett	2023	55	32	87
	2022	50	32	82
	2021	57	36	93
Ms. Jabine van der Meijs	2023	62	32	94
	2022	57	32	89
	2021	47	24	71
Mr. Leonard Kruimer	2023	58	32	90
	2022	57	32	89
	2021	47	24	71
Mr. Steven Baert	2023	58	32	90
	2022	55	32	87
	2021	45	24	69
Mr. Barrie Ward	2023	—	—	—
	2022	—	—	—
	2021	23	20	43
Mr. Juergen Ernst	2023	—	—	—
	2022	—	—	—
	2021	—	6	6
Mr. Aad de Winter	2023	—	—	—
	2022	—	—	—
	2021	26	21	47
Total	2023	431	244	675
	2022	399	234	633
	2021	446	288	734

Remuneration Policy for Non-Executive Directors
The non-executive directors are entitled to the following annual remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s Board of Directors. Non-executive directors receive an annual retainer of €45,000 ($48,555) in cash and €30,000 ($32,370) of unrestricted shares. Our Chair of the Board of Directors receives an annual retainer of €90,000* ($97,110) in cash and €40,000 ($43,160) in unrestricted shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant.
* Effective September 25, 2023. Until September 25, 2023: EUR 65,000 (US$ 70.135)

In addition, non-executive directors receive the following committee fees:
• Audit Committee: €3,000 ($3,237) per annum in cash (Chair €9,000 ($9,711));
• Remuneration Committee: €3,000 ($3,237) per annum in cash (Chair €6,000 ($6,474)); and
• Corporate Governance Committee: €3,000 ($3,237) per annum in cash (Chair €6,000 ($6,474)).
• Transaction Committee: €3,000 ($3,237) per annum in cash (Chair €6,000 ($6,474)).
An additional compensation of €1,000 ($1,100) per day may be paid in case of extraordinary activities, as determined by the Chair of the Board of Directors.
The below table provides an overview of the total remuneration paid to the non-executive directors for the year ended December 31, 2023. Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was 1.0790 in 2023.

Amounts in $ ‘000	Fixed remuneration	Share-based payment
Dr. Richard Peters	26	20
Mr. Paul Sekhri	55	32
Ms. Deborah Jorn	55	32
Ms. Barbara Yanni	62	32
Dr. Mark Pykett	55	32
Ms. Jabine van der Meijs	62	32
Mr. Leonard Kruimer	58	32
Mr. Steven Baert	58	32

The non-executive directors do not have an individual employment contract with us and are not entitled to participate in any benefits offered to management and staff, including but not limited to pension plans. Accordingly, there were no amounts set aside or accrued by us to provide pension, retirement or similar benefits to non-executive directors in the year ended December 31, 2023. No loans or other financial commitments will be made by or on behalf of the Company to any non-executive director.
Share ownership
Executive directors are required to acquire and hold shares in our Company. For the CEO, the value of the shares held in the Company should at least equal 300% of his or her annual base salary. For other executive directors, if any, the value of the shares held in the Company should at least equal 200% of their respective annual base salaries.
All executive directors may decide to accrue their required minimum shareholding over time by the vesting of after-tax performance shares from the LTI, without the requirement for own purchases, provided that the minimum shareholding is reached within five years following first appointment.
In accordance with the DCGC, all shares in the Company held by the non-executive directors shall be a long-term investment.
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
Severance pay
The executive directors are entitled to severance pay, subject to the following conditions in accordance with the DCGC and prevailing Dutch laws and regulations:
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

C. Board Practices

For an overview of the foreign private issuer exemptions applicable to our Company, we refer to "Item 16G — Corporate Governance” in this Annual Report.

Committees of our Board of Directors
The Board of Directors has appointed from among its non-executive members an Audit Committee, a Remuneration Committee and a Corporate Governance Committee. The Board of Directors may, from time to time, establish additional committees.
Audit Committee
During the financial year 2023, the Audit Committee consisted of Mr. Kruimer (Chairperson), Ms. Jorn, Ms. Yanni and Ms. van der Meijs. The composition of our Audit Committee is consistent with the best practice provisions of the DCGC and with applicable SEC and Nasdaq regulations. The Audit Committee supports the Board of Directors in monitoring and ensuring the integrity of the Company’s financial reporting. The committee related tasks and responsibilities include, without limitation:

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
•
The Audit Committee met six times in 2023 (2022: six times), either virtually or in person (in the USA on March 14, 2023, and October 25, 2023). The external auditor, Deloitte Accountants B.V. (Deloitte) attended each meeting of the Audit Committee. The CEO and/or the CFO attended all meetings of the Audit Committee as guests.
The Audit Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com. The Audit Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable NASDAQ rules. The charter was last updated on March 12, 2024.
Remuneration Committee
During the financial year 2023, the Remuneration Committee consisted of Mr. Baert (Chairperson), Ms. Jorn, Dr. Pykett and Ms. Van der Meijs, who was appointed as of March 15, 2023. The composition of our Remuneration Committee is consistent with the best practice provisions of the DCGC and with applicable SEC and Nasdaq regulations.
The Remuneration Committee met five times in 2023 (2022: six times). Two meetings were held in-person, and the remainder were held virtually.
The Remuneration Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable Nasdaq rules, which charter is available on our website at www.pharming.com. This charter was evaluated in 2023 and the updated charter was approved on March 20, 2024.
Corporate Governance Committee
During the financial year 2023, the Corporate Governance Committee consisted of Ms. Van der Meijs (Chairperson), Mr. Peters (beginning September 25, 2023), Mr. Sekhri (until September 25, 2023), Ms. Yanni and Mr. Baert. The composition of our Corporate Governance Committee is consistent with the best practice provisions of the DCGC and with applicable SEC and Nasdaq regulations. The main tasks performed by the Corporate Governance Committee include monitoring our compliance with the DCGC and corporate governance-related laws and regulations, monitoring and evaluating the functioning of the Board of the Directors, its committees and individual members and the recruitment and selection for nomination of new directors (if applicable).
The Corporate Governance Committee met three times in 2023 (2022: four times), One meeting was held in in-person, and the remainder were held virtually.
The Corporate Governance Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com. The charter was evaluated and the updated charter was approved on March 20, 2024.

D. Employees
Throughout the year 2023, we employed an average full time equivalent of 382 people, compared to 332 and 285 for 2022 and 2021, respectively. The increase in employees in the period from 2021 to 2023 aligns with the growth that the business demonstrated. Our business involves specific high-technology processes and requires the employment of highly skilled and motivated personnel. Therefore, it is important for us to create an attractive work environment that retains and motivates a diverse range of personnel and attracts talent in a competitive and global marketplace. None of our employees are represented by any collective bargaining unit.

Average full time equivalent	2023	2022	2021
The Netherlands	201	198	186
France	21	19	16
Germany	4	1	1
Italy	2	1	0
United Kingdom	15	10	5
United States	136	102	77
Spain	2	—	—
Turkey	1	—	—
Total	382	332	285

Average full time equivalent
General and administrative	104	69	60
Research and development	131	138	169
Marketing and sales	100	77	56
Production	47	48	—
Total	382	332	285

E. Share Ownership
The share ownership information with respect to the Board of Directors and Executive Committee is presented in ''Item 7 — A. Major Shareholders'' below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:
•each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 31, 2024. Percentage ownership calculations are based on 673,438,313 ordinary shares issued and outstanding as of March 31, 2024, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that can be acquired within 60 days of March 31, 2024.
Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Pharming Group N.V, Darwinweg 24, 2333 CR Leiden, The Netherlands.
As of March 31, 2024, there was no person known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.
The following table sets forth the number of our issued and outstanding common shares that are held (beneficially owned) by record holders of March 31, 2024:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:	14,984,557	2.2%
Sijmen de Vries, MD MBA (1)	11,344,736	1.7%
Mireille Sanders, MSc (2)	967,770	*
Stephen Toor (3)	862,700	*
Jeroen Wakkerman (4)	1,105,844	*
Anurag Relan (5)	353,000	*
Ruud van Outersterp (6)	285,157	*
Alexander Breidenbach (7)	65,350	*
Non-Executive Directors:	685,833
Deborah Jorn, MBA (8)	135,133	*
Barbara Yanni (9)	119,542	*
Mark Pykett (9)	119,542	*
Jabine van der Meijs (10)	94,704	*
Leon Kruimer (10)	94,704	*
Steven Baert (10)	94,704	*
Richard Peters (11)	27,504	*
.
*Represents beneficial ownership of less than one percent.
(1) Consists of 8,544,736 ordinary shares and 2,800,000 exercisable share options held as of March 31, 2024.
(2) Consists of 799,020 ordinary shares and 168,750 exercisable share options held as of 31 March 2024.
(3) Consists of 187,700 ordinary shares and 675,000 exercisable share options held as of March 31, 2024.
(4) Consists of 430,844 ordinary shares and 675,000 exercisable share options held as of 31 March 2024
(5) Consists of 184,500 ordinary shares and 168,750.00 exercisable share options held as of March 31, 2024.
(6) Consists of 165,157 ordinary shares and 120,000 exercisable share options held as of 31 March 2024.
(7) Consists of 65,350 ordinary shares and 0 exercisable share options held as of March 31, 2024.
(8) Consists of 135,133 ordinary shares held as of March 31, 2024.
(9) Consists of 119,542 ordinary shares held as of March 31, 2024.
(10) Consists of 94,704 ordinary shared held as of March 31, 2024.
(11) Consists of 27,504 ordinary shares held as of March 31, 2024.

We estimate that as of March 31, 2024 approximately 9.3% of our outstanding ordinary shares are held by 25 institutional U.S. record holders.

B. Related Party Transactions
We have engaged in the following transactions with our directors, executive officers, holders of more than 10% of our outstanding share capital and their affiliates, and certain entities that we may be deemed to control, which we refer to as our related parties.

Transactions with BioConnection
We enter into transactions with BioConnection, our fill and finish partner, in the ordinary course of business. Following a restructuring in 2022, we are holding a stake of 22.98% in BioConnection. For the years ended December 31, 2023, 2022 and 2021, we paid BioConnection $4.7 million, $3.0 million and $3.5 million respectively, for fill and finish services. At December 31, 2023, the Company was owed $1.7 million from BioConnection for fill and finish services supplied. At December 31, 2022, the Company owed $0.5 million to BioConnection for fill and finish services.

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

Indemnification Agreements
The Articles of Association include an indemnity in favor of all members of our Board of Directors and executive officers. We have entered into indemnity agreements with each of our directors and executive officers, in line with the indemnity included in our Articles of Association. The indemnity agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.
The contract with Dr. de Vries includes a third party indemnity arrangement. The service contracts with our non-executive directors include a general indemnity.
The employment agreements with Mrs. Sanders, Mr. Toor, Mr.Wakkerman and Mr. van Outersterp do not include a contractual indemnity (and third-party liability claims are therefore governed by the applicable law).

Related Party Transactions Policy
We have adopted a related party transaction policy, or the Related Person Policy, requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by our Board of Directors or a designated committee thereof consisting solely of independent directors, including the Audit Committee. Our Board of Directors has also established an internal procedure to periodically assess whether related party transactions (as defined under Dutch law) are entered into in the ordinary course of business and under normal market conditions. In addition, under Dutch law, we are required to disclose material transactions with a related party (as defined under Dutch law and subject to certain exceptions) that were not entered into in the ordinary course of business and/or not under normal market conditions at the time the transaction was entered into and such transactions shall be subject to the approval of our Board of Directors.
In December 2023, the Audit Committee conducted its annual review of the existing related person transactions within the meaning of the Company’s Related Person Policy. The Audit Committee concluded, based on the gathered information, that (i) each of the transactions in scope of that policy was entered into in the ordinary course of business, and (ii) without the involvement of the relevant related persons. Accordingly, the Audit Committee ratified these transactions in accordance with the prevailing policy.

C. Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements
Our consolidated financial statements are included at the end of this Annual Report, starting at page F-1. See “Item 17 — Financial Statements” of this Annual Report.

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
Under our Articles of Association, our Board of Directors may decide that all or part of our profits shall be added to our reserves and any remaining profit will be at the disposal of the general meeting at the proposal of our Board of Directors for distribution on our ordinary shares, subject to restrictions of Dutch law. Our Board of Directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

B. Significant Changes
None.

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

D. Selling Shareholders
Not applicable.

E. Dilution.
Not applicable.

F. Expenses of the Issue.
Not applicable.

Item 10. Additional Information

A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of our Amended and Restated Articles of Association is filed as Exhibit 1.1 to this Annual Report. The information called for by this item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Material Agreements
Novartis Development Collaboration and License Agreement
On August 12, 2019, we entered into a License Agreement, or the Novartis License Agreement, with Novartis, pursuant to which Novartis granted to us an exclusive license to develop and commercialize leniolisib. Under the terms of the Novartis License Agreement, the license is exclusive even as to Novartis and its affiliates, and we are permitted to sublicense the exclusive license. Effective May 8, 2020, Novartis merged into Novartis Pharma AG. As a result, all assets and liabilities of Novartis, including the Novartis License Agreement, became assets and liabilities of Novartis Pharma AG.
Under the terms of the Novartis License Agreement, we made an upfront payment of $20 million to Novartis in August 2019. Novartis has completed all the preclinical and clinical work to date and will continue to run the ongoing OLE study. We are commercializing leniolisib under the name Joenja® through our existing commercial infrastructure in the United States and expect to in Europe and other markets worldwide, subject to regulatory approval and as described elsewhere in this Annual Report. Pursuant to the Novartis License Agreement, we agreed to make certain milestone payments to Novartis in an aggregate amount of up to $200 million upon (i) the completion of certain regulatory milestones and (ii) the achievement of certain leniolisib sales milestones. We also agreed to make tiered royalty payments to Novartis, calculated as low double-digit to high-teen percentage of net sales of leniolisib. During 2023, we paid milestone payments to Novartis of $ 10 million.
The Novartis License Agreement will terminate on a licensed product-by-licensed product and country-by-country basis upon the expiration of the royalty term for such licensed product in such country, and will terminate in its entirety upon the expiration of the royalty term with respect to the last licensed product then being developed, manufactured or commercialized in all countries of the territory. The royalty term ends on the last to occur of (i) the expiration of the last to expire valid claim of the licensed patents that covers such licensed product in such country; (ii) the expiration of any regulatory exclusivity for such licensed product in such country; or (iii) the ten (10) year anniversary of the first commercial sale of the licensed product in such country. Either party may terminate the agreement upon a material breach by the other party that is not cured within a specified period after receiving written notice. We have the right to terminate the Novartis License Agreement for any reason upon specified prior written notice to Novartis.
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

On January 24, 2024, Kyowa Kirin Co., Ltd., a Japan-Based global specialty pharmaceutical company, completed an acquisition of Orchard. We do not anticipate any negative impact of the acquisition on OTL-105.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax considerations to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset within the meaning of Section 1221 of the Code, for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax considerations, any U.S. federal non-income tax considerations such as estate or gift tax considerations, alternative minimum tax considerations, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451 (b) of the Code, and tax considerations applicable to U.S. Holders subject to special rules, such as:
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
Based on the estimated composition of our income, assets, operations and market capitalization for 2023, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2023. However, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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
If a U.S. holder makes a QEF Election covering all taxable years during which the holder holds ordinary shares or ADSs and in which we are a PFIC, distributions and gains will not be taxed as described above. If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. If a U.S. holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF Election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares or ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares or ADSs that is not included in the holder’s income. If a U.S. holder has made a QEF Election with respect to its ordinary shares or ADSs, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares or ADSs will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF Election, our ordinary shares or ADSs will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares or ADSs in prior years in which we were a PFIC. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.
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
Sale or Other Taxable Disposition of Ordinary Shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. U.S. Holders should consult their tax advisors regarding the tax consequences if foreign taxes are imposed on a taxable disposition of ordinary shares or ADSs and their ability to credit such foreign tax against their U.S. federal income tax liability.

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
Taxes on income and capital gains
Dutch Resident Entities
Generally speaking, if the holder of ordinary shares or ADSs is a Dutch Resident Entity, any payment under the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).
Dutch Resident Individuals
If the holder of ordinary shares or ADSs is a Dutch Resident Individual, any payment on the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2023), if:
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
If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares or ADSs, such holder will be taxed annually on a deemed return (with a maximum of 6.17% in 2023) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 32%. Actual income, gains or losses in respect of the ordinary shares or ADSs are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1st of the relevant calendar year. The ordinary shares or ADSs are included as investment assets. For the net investment assets on January 1, 2023, the deemed return is 6.17%. The deemed return will be adjusted annually on the basis of historic market yields.
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
Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described below, our CEO and our CFO have concluded that our disclosure controls and procedures were not effective as of December 31, 2023.

B. Management’s Annual Report on Internal Control over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Pharming’s financial reporting and the preparation of the consolidated financial statements. They conducted an evaluation of the effectiveness of Pharming’s internal control over financial reporting and the preparation of the consolidated financial statements based on the Internal Control - Integrated Framework (2013) issued by COSO.
Internal Control over Financial Reporting
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
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

Remediation plan
We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. We are also in the process of further developing a risk assessment framework which outlines our key processes and controls for all risk of material misstatements.
During 2023, management established a control implementation plan and has been actively working on implementing key controls. Management has taken steps in laying the foundation for the internal control environment by means of the implementation of an Enterprise Resource Planning (ERP) system, establishing an Enterprise Risk Management program, and improving governance.
Management have taken further steps in strengthening the Finance and Internal Control teams through hiring employees in those departments and the involvement of an external party in testing the design, implementation, and where applicable, operating effectiveness of internal controls. Despite the improvements that have been made and several controls that have been implemented during the year, they were not yet sufficient to fully address all the principles in the COSO components.
In 2024, we will continue with the implementation of internal controls and undergo multiple rounds of operational effectiveness testing with support of a third party and to work on remediating any issues resulting from this testing, with the goal of remediating our material weaknesses in the near future. We are also focusing on process improvements and further utilization of our Enterprise Resource Planning system to make processes more efficient and globalized. We believe that this structured and phased approach is essential in order to establishing effective internal controls over financial reporting in a sustainable manner, which will also enable us to support and adapt to the Company’s continuous growth path.
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

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pharming Group N.V. and subsidiaries (the "Company") as at December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2023, of the Company and our report dated April 3, 2024, expressed an unqualified opinion on those financial statements.

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
The following material weaknesses have been identified and included in management's assessment:
•Control Environment - The Company did not maintain an effective control environment with the structure necessary for effective internal controls over financial reporting. The Company did not exercise sufficient oversight in order to design and operate effective internal controls.
•Risk Assessment – The Company’s risk and internal control framework is in development and accordingly, the Company did not identify, implement and operate the controls necessary to respond to the risks of material misstatement.
•Control activities – The designed and implemented control activities were not sufficient to address all the identified risks of material misstatements. In addition, where control activities are dependent on Information Used in a Control, the Company did not perform controls to determine the completeness and accuracy of such information.
•Information & Communication – The Company’s controls over the IT systems were not effective in ensuring that the information used in financial reporting was timely, accurate, complete, protected and verifiable and the Company did not have sufficient processes and controls in place to enable appropriate disclosure of such information in the financial reporting processes.
•Monitoring – As the risk assessment and internal control framework are in development, the Company did not have sufficient controls in place to monitor control activities and identify control deficiencies.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte Accountants B.V.
Amsterdam, The Netherlands
April 3, 2024

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

Item 16. Reserved

Item 16 A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Leonard Kruimer, the Chairman of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq. Mr. Kruimer is independent, as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq.

Item 16 B. Code of Ethics
We have adopted a Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our Executive Committee members, Board of Directors members and our affiliates and employees. The full text of the Code of Conduct is available on our website at https://www.pharming.com. The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

We intend to disclose any amendment to the Code of Conduct, or any waivers of its requirements, in our Annual Reports on Form 20-F. For the year ended December 31, 2023, we did not grant any waivers of the Code of Conduct.

Item 16 C. Principal Accountant Fees and Services
Deloitte Accountants B.V., or Deloitte, has served as our independent registered public accounting firm for 2023 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Amounts in $ ‘000	2023	2022
Audit Fees	(1,328)	(1,357)
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	(1,328)	(1,357)
“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the SEC. For the fiscal year ended December 31, 2023, and 2022, the aggregate fees billed for audit services by Deloitte were $1.3 million and $1.4 million, respectively.
“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures. For the fiscal years ended December 31, 2023 and 2022, there were no fees billed for assurance and related services by Deloitte.

“Tax Fees” consist of tax consultations, such as advice in connection with employees’ taxation arising from share-based compensation. For the fiscal years ended December 31, 2023 and 2022, there were no fees billed for tax compliance and tax planning by Deloitte.
“All Other Fees” consist of advisory services such as the adoption or application of IFRS. For the fiscal years ended December 31, 2023 and 2022, there were no fees billed by Deloitte. for other non-audit professional services.
Pre-Approval Policies and Procedures
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The Audit Committee reviewed and discussed the external auditor’s 2023 audit plan (including proposed fees) - both in April and December - and the draft management letters submitted by the external auditor. The Audit Committee approved the 2023 audit plan at the meeting held on August 2, 2023. The 2023 Audit Plan and the draft management letters were also shared and discussed with the full Board of Directors.
In accordance with the Audit Committee Charter, as published on the Company’s website www.pharming.com/aboutus/corporategovernance, the Audit Committee monitors compliance with the Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm. Accordingly, the Audit Committee shall pre-approve all audit services to be provided to the Company, and all other services (review, attest and non-audit) to be provided to the Company by the external auditor, to the extent permitted under applicable law, provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. The Audit Committee did not have to approve non-audit services by Deloitte in 2023.
In March 2023, the Audit Committee evaluated the performance of Deloitte and its duties as external auditor for the financial year 2022. Deloitte was appointed by the general meeting of shareholders held on May 17, 2023, as external auditor for the financial years 2023 and 2024. The Audit Committee discussed during its meeting on March 12, 2024, the outcome of the evaluation and the performance of Deloitte and its duties as external auditor for the financial year 2023. The evaluation resulted in an overall positive outcome.

During its meeting on April 2, 2024, the Audit Committee discussed and confirmed the independence of the external auditor.

Item 16 D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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
For an overview of some specific differences between corporate governance principles for a Netherlands public company, such as us, and those that are applicable to a Delaware corporation, see “Description of Securities” included as Exhibit 2.1 to this Annual Report. This also summarizes our implementation of the corporate governance principles in accordance with Dutch law and the DCGC. Finally, reference is made to the sections “Organizational Structure” and “Directors and Senior Management” for more details on our group structure and corporate governance structure. All referenced sections are incorporated in this section by reference.

Nasdaq Diversity Disclosure

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	The Netherlands
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Item 16 H. Mine Safety Disclosure
Not applicable.

Item 16 I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

Item 16 J. Insider trading policies
Not applicable.

Item 16 K. Cybersecurity

Risk Management and Strategy

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
We have been, and may in the future be, subject to cyberattacks. However, we have not identified any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.
Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We depend on our information technology systems and have been and may in the future be the victim of cyberattacks which compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition."

Governance
Our Board of Directors holds oversight responsibility over the Company’s strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board of Directors and through its committees. The Audit Committee oversees the management of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee engages in regular discussions with management regarding the Company’s significant financial risk exposures and the measures implemented to monitor and control these risks, including those that may result from material cybersecurity threats.
Our CFO oversees our cybersecurity risk management program and has primary responsibility for identifying, assessing and managing our exposure to cybersecurity threats and incidents. Our IT Director reports to our CFO with respect to the prevention, detection, mitigation and remediation of cybersecurity risks.

Item 17. Financial Statements
See ''Item 18 — Financial Statements'' of this Annual Report.

Item 18. Financial Statements
See pages F‑1 through F‑59 of this Annual Report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Articles of Association of Pharming Group N.V. effective as of May 23, 2023 (English translation).
1.2	Board Rules of Pharming Group N.V. effective as of April 1, 2024.
2.1	Description of Securities.
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.4	Trust Deed constituting €125,000,000 3.00 per cent Convertible Bonds due 2025, dated as of January 21, 2020, by and between the registrant and BNY Mellon Corporate Trustee Services Limited.
4.1	Revised Stock Option Plan for Employees (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#*
4.2
Revised Stock Option Plan for Employees as amended and restated (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-260557) filed with the SEC on October 28, 2021).#*

4.3
Long Term Incentive Plan as amended and restated on October 26, 2022 (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 5, 2023).#*

4.4
License Agreement, by and between the registrant and Novartis International Pharmaceutical AG, dated August 12, 2019 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#†+

4.5
Form of Indemnity Agreement between the registrant and its directors and executive officers (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#

4.6
Asset Purchase Agreement, dated as of August 9, 2016, by and among Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l., Valeant Pharmaceuticals North America LLC, the Registrant and Pharming Americas B.V. (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#†

4.7	Research Collaboration and Licence Agreement, by and between Orchard Therapeutics (Europe) Limited and Pharming Technologies B.V., dated as of July 1, 2021.†
8.1
List of subsidiaries of the registrant as per December 31, 2023 (incorporated by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Accountant B.V., independent registered public accounting firm.
97.1	Registrant Clawback Policy.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)
† Portions of this exhibit have been excluded because they are both not material and are the type that the registrant treats as private or confidential.
+ Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.
# Previously filed.
*    Indicates management contract or compensatory plan

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Pharming Group N.V.
/s/ Sijmen de Vries, MD MBA
——————————————
By: Sijmen de Vries, MD MBA
Title: Chief Executive Officer
Date: April 4, 2024

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2023, 2022, and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pharming Group N.V. and subsidiaries (the "Company") as at December 31, 2023 and 2022 the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2024 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Trade and other payables - U.S. Revenue Rebate Accruals. - Refer to Notes 2.4, 2.5, 4 and 19 to the Financial statements
Critical Audit Matter Description
As of 31 December, 2023, the Company recognized U.S. revenue rebate accruals. The sales in the United States are subject to rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers, mainly consisting of U.S. Medicaid (“U.S. revenue rebate accruals”). These are accounted for on an estimated basis.
The U.S. revenue rebate accrual involves the use of significant assumptions and judgments in its calculation. These significant assumptions and judgments include historical claims experience, unbilled claims, and claims submission time lags. Given the complexity of this estimate, together with the limited amount of historical data available and judgments necessary to develop this estimate, and the internal control over financial reporting deficiencies identified, auditing this estimate required both extensive audit effort and a high degree of auditor judgment when performing auditing procedures and evaluating the results of those procedures, and therefore we identified the U.S. revenue rebate accruals as a critical audit matter.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions and judgments made by management in estimating the U.S. revenue rebate accruals included the following, amongst others:
•We evaluated the appropriateness and consistency of the Company’s method, data, and assumptions used to calculate the U.S. revenue rebate accruals.
•We tested the mathematical accuracy of the U.S. revenue rebate accruals calculation.
•We tested significant assumptions and key inputs used to calculate the U.S. revenue rebate accruals, namely, testing rebate claims received during the financial year against source documentation and assessing the reasonableness of the Board of Directors’ forecast by comparing to historical claims.
•We evaluated the Company’s ability to estimate U.S. revenue rebate accruals accurately by comparing actual claims received during the current year to historical estimates.
•Through the use of data visualizations, we compared recorded U.S. revenue rebate accruals against historic data to evaluate the reasonableness of the estimate.

/s/ Deloitte Accountants B.V.
Amsterdam, The Netherlands
April 3, 2024
We have served as the Company’s auditor since 2019.

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31,

Amounts in $ ‘000	Notes	2023	2022	2021
Revenues	4	245,316	205,622	198,871
Costs of sales	6	(25,212)	(17,562)	(21,142)
Gross profit		220,104	188,060	177,729
Other income	5	23,349	14,523	2,620
Research and development		(68,914)	(52,531)	(70,369)
General and administrative		(55,877)	(46,016)	(36,974)
Marketing and sales		(124,049)	(85,803)	(59,445)
Other Operating Costs	6	(248,840)	(184,350)	(166,788)
Operating profit / (loss)		(5,387)	18,233	13,561
Fair value gain (loss) on revaluation		(930)	(1,185)	114
Other finance income	7	3,663	4,485	14,894
Other finance expenses	7	(9,069)	(5,463)	(6,185)
Finance result, net		(6,336)	(2,163)	8,823
Share of net profits (loss) in associates using the equity method	12	(289)	(1,083)	694
(Loss) / Profit before tax		(12,012)	14,987	23,078
Income tax expense	8	1,464	(1,313)	(7,082)
(Loss) / Profit for the year		(10,548)	13,674	15,996
Basic (loss) / earnings per share ($)	25	(0.016)	0.021	0.025
Diluted (loss) / earnings per share ($)	25	(0.016)	0.019	0.023
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31,

Amounts in $ ‘000	Notes	2023	2022	2021
Profit for the year		(10,548)	13,674	15,996
Currency translation differences	26	5,936	(10,349)	(14,802)
Items that may be subsequently reclassified to profit or loss		5,936	(10,349)	(14,802)
Fair value remeasurement investments	26	1,167	(705)	(2,283)
Items that shall not be subsequently reclassified to profit or loss		1,167	(705)	(2,283)
Other comprehensive income (loss), net of tax		7,103	(11,054)	(17,085)
Total comprehensive income (loss) for the year		(3,445)	2,620	(1,089)
The Notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at December 31,

Amounts in $ ‘000	Notes	2023	2022
Non-current assets
Intangible assets	9	71,267	75,121
Property, plant and equipment	10	9,689	10,392
Right-of-use assets	11	23,777	28,753
Long-term prepayments		92	228
Deferred tax assets	8	29,761	22,973
Investment accounted for using the equity method	12	2,285	2,501
Investment in equity instruments designated as at FVTOCI	12	2,020	403
Investment in debt instruments designated as at FVTPL	12	6,093	6,827
Restricted cash	14	1,528	1,099
Total non-current assets		146,512	148,297
Current assets
Inventories	15	56,760	42,326
Trade and other receivables	16	46,158	27,619
Restricted cash	14	—	213
Marketable securities	13	151,683	—
Cash and cash equivalents	14	61,741	207,342
Total current assets		316,342	277,500
Total assets		462,854	425,797

Equity
Share capital		7,669	7,509
Share premium		478,431	462,297
Other reserves		(2,057)	(8,737)
Accumulated deficit		(265,262)	(256,431)
Shareholders’ equity	26	218,781	204,638
Non-current liabilities
Convertible bonds	17	136,598	131,618
Lease liabilities	18	29,507	29,843
Total non-current liabilities		166,105	161,461
Current liabilities
Convertible bonds	17	1,824	1,768
Trade and other payables	19	72,528	54,465
Lease liabilities	18	3,616	3,465
Total current liabilities		77,968	59,698
Total equity and liabilities		462,854	425,797
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in US$ ‘000	Notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2021		7,312	447,130	24,614	(295,621)	183,435
Profit for the year		—	—	—	15,996	15,996
Other comprehensive income (loss) for the year	26	—	—	(17,085)	—	(17,085)
Total comprehensive income (loss) for the year		—	—	(17,085)	15,996	(1,089)
Legal reserves	26	—	—	(4,129)	4,129	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(1,853)	(1,853)
Share-based compensation	20, 26	—	—	—	9,056	9,056
Warrants exercised/ issued	26	1	80	—	—	81
Options exercised / LTIP shares issued	26	116	8,044	—	(4,874)	3,286
Balance at Total transactions with owners, recognized directly in equity		117	8,124	(4,129)	6,458	10,570
Balance at January 1, 2022		7,429	455,254	3,400	(273,167)	192,916
Profit (loss) for the year		—	—	—	13,674	13,674
Other comprehensive income (loss) for the year	26	—	—	(11,054)	—	(11,054)
Total comprehensive income (loss) for the year		—	—	(11,054)	13,674	2,620
Other reserves	26	—	—	(1,083)	1,083	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	430	430
Share-based compensation	20, 26	—	—	—	6,392	6,392
Options exercised / LTIP shares issued	26	80	7,043	—	(4,843)	2,280
Balance at Total transactions with owners, recognized directly in equity		80	7,043	(1,083)	3,062	9,102
Balance at December 31, 2022		7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the year		—	—	—	(10,548)	(10,548)
Other comprehensive income (loss) for the year	26	—	—	7,103	—	7,103
Total comprehensive income (loss) for the year		—	—	7,103	(10,548)	(3,445)
Other reserves	26	—	—	(423)	423	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	204	204
Share-based compensation	20, 26	—	—	—	9,251	9,251
Options exercised / LTIP shares issued	26	160	16,134	—	(8,161)	8,133
Balance at Total transactions with owners, recognized directly in equity		160	16,134	(423)	1,717	17,588
Balance at December 31, 2023		7,669	478,431	(2,057)	(265,262)	218,781
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
As at December 31,

Amounts in $ ‘000	Notes	2023	2022	2021
Profit (loss) before tax		(12,012)	14,987	23,078
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	6,9,10,11	15,925	13,188	19,610
Equity settled share based payments	20	9,251	6,392	9,056
Gain on disposal of investment in associate	5	—	(12,242)	—
Fair value gain (loss) on revaluation	12	930	1,185	(114)
Gain on disposal from PRV sale	5	(21,279)	—	—
Other finance income	7	(3,663)	(4,485)	(14,906)
Other finance expenses	7	9,069	5,463	6,196
Share of net profits in associates using the equity method	12	289	1,083	(694)
Other		(1,079)	(1,576)	524
Operating cash flows before changes in working capital		(2,569)	23,995	42,750

Changes in working capital:
Inventories	15	(14,434)	(15,016)	(6,153)
Trade and other receivables	16	(18,539)	2,364	5,918
Payables and other current liabilities	19	16,228	11,992	(5,193)
Restricted cash	14	(216)	273	467
Total changes in working capital		(16,961)	(387)	(4,961)

Interest received	7	2,883	85	53
Income taxes received (paid)	8	(655)	(1,235)	—

Net cash flows generated from (used in) operating activities		(17,302)	22,458	37,842
Capital expenditure for property, plant and equipment	10	(1,437)	(1,376)	(10,739)
Proceeds on PRV sale	5	21,279	—	—
Investment intangible assets	9	(27)	(601)	(3,447)
Proceed from sale of Investment associate	12	—	7,300	—
Investment in equity instruments designated as at FVTOCI	12	—	—	(4,589)
Acquisition of license	9	—	—	(2,530)
Purchases of marketable securities	13	(382,014)	—	—
Proceeds from sale of marketable securities	13	232,811	—	—
Net cash flows generated from (used in) investing activities		(129,388)	5,323	(21,305)
Payment on contingent consideration		—	—	(25,000)
Payment of lease liabilities		(5,126)	(3,311)	(3,217)
Interests on loans and leases	17, 18	(4,046)	(3,952)	(4,448)
Settlement of share based compensation awards		8,133	2,281	4,718
Net cash flows generated from (used in) financing activities		(1,039)	(4,982)	(27,947)

Increase (decrease) of cash		(147,729)	22,799	(11,410)
Exchange rate effects		2,128	(7,381)	(1,825)

Cash and cash equivalents at January 1	14	207,342	191,924	205,159

Total cash and cash equivalents at December 31		61,741	207,342	191,924
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
The consolidated financial statements of Pharming for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the Board of Directors on April 3, 2024. The financial statements are subject to adoption by the Annual General Meeting of shareholders, which has been scheduled for May 21, 2024.
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
Management exercises its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.5 Material accounting judgements and estimates.
These financial statements are presented in U.S. Dollars (US$, USD), and rounded to the nearest thousand U.S. dollars ($‘000), unless otherwise stated.
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
The 2023 year-end balance of cash and cash equivalents, restricted cash and marketable securities of $215.0 million is expected to fund the Company for more than twelve months from the date of this report.
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

Following the FDA approval of Joenja® (leniolisib) on March 24, 2023, the Company has increased investments in strengthening the organization and marketing and sales activities. The Board of Directors anticipates further investments in the preparations of the launch and commercialization of Joenja® in other key global launch markets in 2024. These investments will have a negative effect on the profit in the year 2024. Consequently, cash and cash equivalents, restricted cash and marketable securities may reduce during the year as the company invests in its future. Revenue from Joenja® is expected to grow from 2024 onwards. The company remains confident in the robustness of RUCONEST® sales, growth and expansion of Joenja® sales and the expansion of its pipeline.

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
Overall, based on the outcome of this assessment, our 2023 financial statements have been drawn up on the basis of a going concern assumption.

Ukraine / Russian war
Management performed a risk assessment related to the war in Ukraine and determined that the war itself, the effect of the sanctions or the ramifications of the war will not have a material impact on the Pharming business.

2.2New and revised IFRS standards
The Company applied for the first-time certain amendments, which are effective for annual periods beginning on or after January 1, 2023 as disclosed below.
•IFRS 17: Insurance contracts
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies
•Amendments to IAS 8: Definition of accounting estimates
•Amendments to IAS 12: Deferred tax related to assets and liabilities arising from a single transaction
•Amendments to IAS 12 Income Taxes— International Tax Reform—Pillar Two Model Rules
Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but are not yet effective. Pillar two model rules are not yet applicable because the Company has not met the revenue threshold.
The new and amended standards and interpretations that are issued, but are not yet effective or endorsed for use in the EU, up to the date of issuance of the Group’s financial statements, which the Group intends to adopt, if applicable, when they become effective, are disclosed below.
•Amendments to IFRS 7 and IAS 7: Supplier Finance Arrangements
•Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between investors and its associate or joint venture
•Amendments to IFRS 16: Lease liability in a Sale and Leaseback
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current
•Amendments to IAS 1: Non-current Liabilities with Covenants
Management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.

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
The EUR/$ exchange rate applied at December 31, 2023, December 31, 2022 and December 31, 2021 was 1.1002, 1.0667 and 1.1334 respectively. The average exchange rate applied in 2023, 2022 and 2021 was 1.0790, 1.0543 and 1.186 respectively.
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
The remaining amortization periods for intangible assets at December 31, 2023 are:

Amortization period
Category	Description	Total	Remaining
RUCONEST® for HAE (EU)	RUCONEST® for HAE (EU) development costs	10 years	Fully amortized
RUCONEST® license	RUCONEST® license for HAE (US)	20 years	13 years
RUCONEST® license	RUCONEST® license for HAE (EU)	12 years	8 years
JOENJA® license	JOENJA® license for APDS	14 years	13 years
Software	Software development costs	3 to 5 years	2 to 5 years
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

The depreciation periods for property, plant and equipment are:

Category	Depreciation period
Land	Not depreciated
Operational facilities	10-20 years
Leasehold improvements	5-15 years
Machinery and equipment	5-10 years
Other property, plant & equipment	5-10 years
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
Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the legal reserve fair value revaluation. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity investments, instead, it is transferred to retained earnings.
Financial assets at fair value through profit and loss, or FVTPL
Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘fair value gain (loss) on revaluation’ line item (Note 12. Investments). Fair value is determined in the manner described in 12. Investments.
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
Marketable securities
Marketable securities are financial assets held for short-term purposes which are principally traded in liquid markets and are classified within current assets on the consolidated balance sheet. Marketable securities are measured as financial assets as described above. The financial impacts related to Marketable securities are recorded in ‘Other finance income’ in the consolidated statement of income. The cash (re)payments relating to Marketable securities are classified as investing activities. The cash flows relating to interest from Marketable securities held at amortized cost are classified as cash flows generated from operating activities.
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
Financial liabilities
Financial liabilities are classified as either financial liabilities at fair value through profit or loss (derivative financial liabilities) or financial liabilities at amortized cost (trade and other payables). All financial liabilities at amortized cost are initially recognized at the fair value of the consideration received less directly attributable transaction costs; transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method.
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
Convertible bonds
The component parts of convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.
At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method.
The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.
The equity component is not remeasured after initial recognition.
Transaction costs that relate to the issue of the convertible bond are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible bond using the effective interest method.
In the case the Company extinguishes the convertible bond before maturity through an early redemption or repurchase the difference between the carrying amount of the financial liability (or part of the financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, will be recognized in profit or loss.
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
All of the Group’s revenue from contracts with customers is derived from delivery of goods, specifically pharmaceutical products. The Group does not provide any additional services (including financing services) or equipment to its customers. In accordance with IFRS 15, revenue is recognized when the customer obtains control of the goods. For the Group’s contracts the customer usually obtains control immediately after shipment of the product, which arrives at the customer within a short time frame.
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
Other income
Other income consists of gains upon sale of investments, income from government grants, and gain on the sale of the Rare Pediatric Disease Priority Review Voucher (PRV).
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
The Company includes income from grants under other income in the statement of income in order to enable comparison of its statement of income with companies in the life sciences sector.

Pharming was granted the PRV by the Food and Drug Administration (FDA) in March 2023 in connection with the approval of Joenja®. The sale price was a contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib. Management made an assessment on the classification of this transaction, taking into account the requirements in IAS 1 and concluded that it is most appropriate to classify the transaction in Other income.
Costs of sales
Costs of sales represent all production costs related to product sales, including production costs of the skimmed milk, external manufacturing costs, costs of vials used for product testing, royalties and other costs incurred in bringing the inventories to their present location and condition. The costs are measured at their actual costs based on FIFO and incurred to net realizable value if sales price is below actual costs.
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
The shares granted to the Executive Director under the LTIP, will vest in 3 years after the grant date, subject to the achievement of targets for a three-year performance period, their relative weightings and the pay-out limits. All shares will be subject to a retention period of 5 years from the date of grant. In order to fully become entitled to the shares vesting under the LTI conditions the participant must be a member of the Board of Directors as Executive Board Member at the vesting date.
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
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in 2023 and has none at the date of this report.
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
2.5 Material accounting judgements and estimates
The preparation of financial statements requires judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions that have a risk of causing an adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

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

Estimates:
Revenue - U.S. Revenue Rebate Accruals
Revenue is recognized when control has been transferred to the customer. Revenue is reduced by chargebacks and rebates for government healthcare programs, discounts to specialty pharmacies and wholesalers, and product returns given or expected to be given, which vary by patient groups. Chargebacks and rebates for healthcare programs depend upon the submission of claims sometime after the initial recognition of the sale. The liability for this variable consideration is made, at the time of sale, for the estimated chargebacks and rebates, mainly U.S. Medicaid, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of patient groups. The amounts of these liabilities is being reviewed and adjusted regularly in the light of contractual and legal obligations, historical charges and trends, past experience and projected mixtures of patient groups. The Group acquires this information from both internal resources and external parties.
Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

3.SEGMENT INFORMATION

Operating segments are components of the Company that engage in business activities from which it may incur expenses, for which discrete financial information is available and whose operating results are evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The Executive Members of the Board of Directors are considered the CODM.
CODM reviews the Company’s results under four operating segments based on a combination of the products that the Company has launched - RUCONEST® and Joenja®, and the main geographies where sales are consummated - focused on the US and reporting, in aggregate, Europe and Rest of the World (“RoW”). The four operating segments correspond to each of its four reportable segments for financial reporting purposes.
Joenja® was launched in 2023 and therefore Joenja® related operating segments and comparative information for 2022 and 2021 is not available.
The CODM reviews revenues and gross profit to assess the performance of their operating segments. The CODM does not review financial information on a segmental basis below gross margin, and balance sheet information is not allocated to the company's reportable segments. There are no intersegment sales.

Total revenues and gross profit per each operating and reportable segment for the period ended for the years ended December 31, 2023, 2022 and 2021 are:

Amounts in US$ ‘000	2023			2022			2021
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
US	221,213	17,894	239,107	200,082	—	200,082	193,419	—	193,419
Europe and RoW	5,921	288	6,209	5,540	—	5,540	5,452	—	4,933
Total revenues	227,134	18,182	245,316	205,622	—	205,622	198,871	—	198,871
Gross profit:									—
US	202,441	15,417	217,858	186,263	—	186,263	176,266	—	176,266
Europe and RoW	2,026	220	2,246	1,797	—	1,797	1,463	—	1,463
Total gross profit	204,467	15,637	220,104	188,060	—	188,060	177,729	—	177,729
Substantially all of the Company’s non-current assets are located in The Netherlands.
4.REVENUE
The revenue fully relates to the transfer of goods and is recognized at a point in time when the goods have been delivered to the customer. For the years ended December 31, 2023 and 2022, the sales of RUCONEST® in the U.S. market were $221.2 million and $200.1 million. In 2021, the sales of RUCONEST® in the US market were US$193.4 million The first sales of Joenja® in the U.S. market subsequent to the FDA approval in March 2023 was $17.9 million.

Revenues of RUCONEST® in Europe and Rest of the World amounted to $5.9 million in 2023 compared to $5.5 million in 2022 and $5.5 million in 2021.
Two U.S. customers represented approximately $204.3 million, or 83%, of our net revenues in 2023, per customer $108.4 million and $95.9 million respectively. In 2022 these two U.S. customers represented approximately $173.6 million, or 84%, per customer $89.3 million and $84.3 million respectively. In 2021 these two U.S. customers represented approximately $156.6 million, or 79%, per customer $84.3 million and $72.3 million respectively. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product.
5.OTHER INCOME

Amounts in $ ‘000	2023	2022	2021
Grants	1,784	1,774	2,620
Gain on divestment in associates	—	12,242	—
Proceeds from PRV sale	21,279	—	—
Other	286	507	—
Total	23,349	14,523	2,620
The received grants amounted to $1.8 million in 2023 (2022: $1.8 million; 2021: $2.6 million). The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.
In June 2023, Pharming announced that it had entered into a definitive agreement to sell its Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a one-time payment of $21.3 million. Pharming was granted the PRV by the FDA in March 2023 in connection with the approval of Joenja®. The sale price was a contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib. The amount has changed from the previously disclosed US$21.1 million in the press release as a result of currency movements throughout the year.
In 2022 Pharming reduced its minority stake in BioConnection from 43.85% to 22.98%. As a result of this transaction, Pharming has recognized a gain in 2022 of $12.2 million.
6.EXPENSES BY NATURE
Costs of sales
Costs of sales in 2023, 2022 and 2021 were as follows:

Amounts in $ ‘000	2023	2022	2021
Cost of inventories recognized as expenses	(21,404)	(17,398)	(19,107)
Royalty fees	(2,145)	—	—
Obsolete inventory impairments	(1,663)	(164)	(2,035)
Total	(25,212)	(17,562)	(21,142)
Pharming expensed royalty fees to Novartis on Joenja® sales, amounting to $2.1 million in 2023 (2022: $0.0 million, 2021: $0.0 million). See note 23. Commitments and contingencies for further information on the royalty fees to Novartis.
Obsolete inventory impairment stems from the valuation of the inventories against lower net realizable value and mainly relates to products no longer eligable for commercial sales. Impairments related to inventories designated for commercial activities in 2023, 2022 and 2021 amounted to a charge of $1.7 million, $0.2 million and $2.0 million.
Costs of research and development
Research and development costs in 2023, 2022 and 2021 were as follows:

Amounts in $ ‘000	2023	2022	2021
Employee costs	(26,830)	(20,595)	(24,451)
Amortization costs intangible assets	(218)	(55)	(132)
Impairment losses intangible assets	(253)	—	(4,992)
Depreciation Property, plant and equipment and right of use assets	(1,636)	(1,602)	(3,152)
Direct Operating Expenses	(36,226)	(27,107)	(33,190)
Other indirect research and development costs	(3,751)	(3,172)	(4,452)
Total research and development costs	(68,914)	(52,531)	(70,369)
Operating expenses for research and development activities in 2023, 2022 and 2021 were $68.9 million, $52.5 million and $70.4 million. The costs for 2023 and 2022 mainly relates to spend in research in, and approval of, leniolisib for the treatment of activated Phosphoinositide 3-kinase Delta syndrome (APDS) and AKI and cattle costs. The costs for 2021 include costs incurred for OTL-105 ($13.1 million) and impairment losses of $5.0 million on intangible assets related to the development of RUCONEST® in a more convenient form for patients.
Costs of general and administrative activities
General and administrative costs for 2023, 2022 and 2021 were as follows:

Amounts in $ ‘000	2023	2022	2021
Employee costs	(21,216)	(14,868)	(12,178)
Amortization costs intangible assets	(650)	(492)	—
Depreciation PPE and right of use assets	(3,118)	(2,525)	(857)
Impairment losses PPE and right of use assets	(4,663)	(4,376)	(5,447)
Direct Operating Expenses	(11,240)	(9,038)	(8,419)
Other indirect general and administrative costs	(14,990)	(14,717)	(10,073)
Total general and administrative costs	(55,877)	(46,016)	(36,974)
Other indirect general and administrative costs include insurance, compliance and other costs.
Costs of marketing and sales activities
Marketing and sales costs for 2023, 2022 and 2021 were as follows:

Amounts in $ ‘000	2023	2022	2021
Employee costs	(44,478)	(32,858)	(24,125)
Amortization costs intangible assets	(4,985)	(3,765)	(4,098)
Depreciation PPE and right of use assets	(403)	(372)	(930)
Direct Operating Expenses	(67,366)	(42,398)	(28,543)
Other indirect marketing and sales costs	(6,817)	(6,410)	(1,749)
Total marketing and sales costs	(124,049)	(85,803)	(59,445)

Employee benefit costs for 2023, 2022 and 2021 were as follows:

Amounts in $ ‘000	2023	2022	2021
Salaries	(71,690)	(53,328)	(44,202)
Social security costs	(8,604)	(6,317)	(5,318)
Pension costs	(2,980)	(2,284)	(2,179)
Share-based compensation	(9,251)	(6,392)	(9,055)
Total	(92,525)	(68,321)	(60,754)
Salaries include holiday allowances and cash bonuses for staff.
Depreciation and amortization charges
Depreciation and amortization charges are included in:

Amounts in $ ‘000	2023	2022	2021
Property, plant and equipment	(1,494)	(1,993)	(2,158)
Intangible assets	(5,852)	(4,312)	(4,232)
Total	(7,346)	(6,305)	(6,390)

Right of use assets	(3,664)	(2,565)	(2,781)
Total	(3,664)	(2,565)	(2,781)
7.OTHER FINANCIAL INCOME AND EXPENSES

Amounts in $ ‘000	2023	2022	2021
Interest income	3,663	85	53
Foreign currency gains	—	4,400	14,841
Other financial income	3,663	4,485	14,894
Foreign currency losses	(2,971)	—	—
Interest loans and borrowings	(4,876)	(4,736)	(5,296)
Interest leases	(1,088)	(622)	(795)
Other financial expenses	(134)	(105)	(94)
Other financial expenses	(9,069)	(5,463)	(6,185)

Total other financial income and expenses	(5,406)	(978)	8,709
Interest income
Interest income reflects interest received on readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition.
Foreign currency results
These results primarily follow from the revaluation of bank balances which are denominated in foreign currencies, mainly U.S. dollars, and the timing of foreign currency payments against the actual exchange rate as compared to the original exchange rate applied upon the charge of fees or expenses. The losses in 2023 are mainly a result of the revaluation of the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is euro.
Interest on convertible bonds
Interest on convertible bonds in 2023, 2022 and 2021 relate to coupons and amortized costs on the convertible bonds as disclosed in note 17. Convertible bonds. The amortized costs are calculated at the effective rate of interest, which takes account of any equity component on recognition such as warrants or early repayment options.
8.INCOME TAX
Income taxes on ordinary activities
The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in $ ‘000	2023	2022	2021
Income tax expense
Current tax
Current tax on profit for the year	(5,343)	(3,761)	(97)
Adjustments for current tax of prior periods	241	(9)	96
Total current tax expense	(5,102)	(3,770)	(1)

Deferred income tax
Deferred tax on profit for the year	6,639	2,581	(8,196)
Adjustments for deferred tax of prior periods	(73)	(124)	1,115
Total deferred tax expense	6,566	2,457	(7,081)
Income tax expense	1,464	(1,313)	(7,082)

Effective income tax rate
Pharming Group’s effective rate in its consolidated income statement differed from The Netherlands’ statutory tax rate of 25.8%. The following table reconciles the tax credit (expense) at the statutory rate to actual credit (expense) for the year in the consolidated income statement:

Amounts in US$ ‘000	2023	2022	2021
Reconciliation of tax charge
Profit, (loss) before taxation	(12,012)	14,987	23,078
Profit, (loss) multiplied by standard rate of tax in The Netherlands	3,099	(3,866)	(5,770)

Effects of:
Tax rate in other jurisdictions	1,123	554	307
Non-taxable income	6	2,680	370
Non deductible expenses	(266)	(7)	(99)
Share based payments	(2,022)	(531)	(2,475)
Adjustments of prior periods	168	15	655
Change in statutory applicable tax rate	—	(1)	555
Other	(644)	(157)	(625)
Income tax credit (expense) for the year	1,464	(1,313)	(7,082)
Factors affecting current and future tax charges
The main difference between the nominal tax and the effective tax for the year 2023 can be explained by the effects of non-taxable income, mainly related to the other income generated from the dilution of shares of our investment accounted for using the equity method and share-based payments, U.S. State taxes and the effect of taxable income generated and taxed in jurisdictions where tax rates differ from the statutory rate in The Netherlands.
Deferred tax
The balance of the net deferred tax assets/(liabilities) is therefore shown below:

Amounts in $ ‘000	2023	2022
Total deferred tax assets	37,863	29,211
Total deferred tax liabilities	(8,102)	(6,238)
Total net deferred tax assets /(liabilities)	29,761	22,973

The deferred tax assets and liabilities are offset since there is a legally enforceable right to set off current tax assets against current tax liabilities and to the extent the intention exists, to settle on a net basis or realize the asset and settle the liability simultaneously.
The significant components and annual movements of deferred income tax assets as of December 31, 2023 and December 31, 2022 are as follows:

Amounts in $ ‘000	2023	2022
Intangible assets	2,183	9,876
Lease liabilities	7,063	7,042
Accruals	4,151	2,026
Unrealized profit in inventory	8,453	3,176
Other	3,484	3,545
Tax losses	12,529	3,546
Total deferred tax assets	37,863	29,211

Amounts in $ ‘000	Intangible assets	Lease liabilities	Accruals	Unrealized profit in inventory	Other	Tax losses	Total
At January 1, 2022	10,493	3,795	2,289	—	2,672	7,776	27,025
(Charged)/credited
- to profit or loss	—	3,431	(263)	3,139	607	(3,814)	3,100
- other movement	—	—	—	—	(28)	—	(28)
- to accumulated deficit	—	—	—	—	337	—	337
- currency translation	(617)	(184)	—	37	(43)	(416)	(1,223)
At December 31, 2022	9,876	7,042	2,026	3,176	3,545	3,546	29,211
(Charged)/credited
- to profit or loss	(7,806)	(177)	2,103	5,077	566	8,702	8,465
- other movement	—	(19)	22	—	(192)	—	(189)
- to accumulated deficit	—	—	—	—	(457)	—	(457)
- currency translation	113	217	—	200	22	281	833
At December 31, 2023	2,183	7,063	4,151	8,453	3,484	12,529	37,863
Based upon the Company’s latest budget for 2024 and its long-range forecasts for the three years thereafter, it is considered probable that there will be sufficient taxable profits in the future to realize the deferred tax assets, and therefore these assets should continue to be recognized in these financial statements.
Accruals represent deferred tax assets recognized for temporary differences between the carrying amount and tax bases of accrued liabilities in the United States.
The unused tax losses were incurred by the Dutch fiscal unity and Pharming Healthcare.
The current part of the net deferred tax assets is $10.5 million and $5.4 million for the years ended December 31, 2023 and 2022.
The component and annual movement of deferred income tax liabilities as of December 31, 2023 and December 31, 2022 are as follows:

Amounts in $ ‘000	2023	2022
Tangible fixed assets	(4,865)	(6,238)
Other liabilities	(3,237)	—
Total deferred tax liabilities	(8,102)	(6,238)

Amounts in $ ‘000	Tangible fixed assets	Other liabilities	Total
At January 1, 2022	(4,149)	(1,660)	(5,809)
(Charged)/credited
- to profit or loss	(2,302)	1,660	(642)
- other movement	28	—	28
- currency translation	185	—	185
At December 31, 2022	(6,238)	—	(6,238)
(Charged)/credited
- to profit or loss	1,516	(3,414)	(1,898)
- other movement	13	178	191
- currency translation	(156)	(1)	(157)
At December 31, 2023	(4,865)	(3,237)	(8,102)

9.INTANGIBLE_ASSETS

Amounts in $ ‘000	RUCONEST® for HAE (EU)	Development costs	RUCONEST® licenses	Joenja® license	Software	Total
At cost	598	7,180	71,811	25,185	4,255	109,029
Accumulated:
Amortization charges	(598)	—	(17,441)	—	(242)	(18,281)
Impairment charges	—	(6,914)	—	—	—	(6,914)
Carrying value at January 1, 2022	—	266	54,370	25,185	4,013	83,834

Amortization charges	—	—	(3,597)	—	(720)	(4,317)
Assets acquired	—	—	—	—	601	601
Divestments - cost	—	(6,431)	—	—	—	(6,431)
Divestment - impairment charges	—	6,431	—	—	—	6,431
Currency translation - cost	(35)	(499)	(4,228)	(1,482)	(235)	(6,479)
Currency translation - amortization	35	—	984	—	(20)	999
Currency translation - impairment	—	483	—	—	—	483
MOVEMENT 2022	—	(16)	(6,841)	(1,482)	(374)	(8,713)

At cost	563	250	67,583	23,703	4,621	96,720
Accumulated:
Amortization charges	(563)	—	(20,054)	—	(982)	(21,599)
Impairment charges	—	—	—	—	—	—
Carrying value at December 31, 2022	—	250	47,529	23,703	3,639	75,121

Amortization charges	—	—	(3,681)	(1,300)	(884)	(5,865)
Impairment charges	—	(253)	—	—	—	(253)
Assets acquired	—	—	—	—	27	27
Divestments - cost	—	(253)	—	—	(18)	(271)
Divestment - accumulated amortization	—	—	—	—	12	12
Divestment - impairment charges	—	253	—	—	—	253
Currency translation - cost	18	3	2,126	744	142	3,033
Currency translation - amortization	(18)	—	(702)	(26)	(44)	(790)
Movement 2023	—	(250)	(2,257)	(582)	(765)	(3,854)

At cost	581	—	69,709	24,447	4,772	99,509
Accumulated:
Amortization charges	(581)	—	(24,437)	(1,326)	(1,898)	(28,242)
Carrying value at December 31, 2023	—	—	45,272	23,121	2,874	71,267

RUCONEST® for HAE (EU)
The Company has capitalized development costs in relation to RUCONEST® for HAE in the EU. Following market launch of the product in 2010 the amortization of the asset started, and no further development costs have been capitalized in respect to this item since then. These development costs are fully amortized since the end of 2021.
Development costs

During 2023 the Company decided to discontinue the Pompe disease program and therefore impaired and disposed the remaining assets related to the development costs for alpha-glucosidase for Pompe disease.

RUCONEST® license (referred to as 'Re-acquired rights and Licenses' in 2022)
The RUCONEST® license relates to RUCONEST® acquisition of all North American commercialization rights from Bausch Health (formerly Valeant Pharmaceuticals) in 2016 and the RUCONEST® acquisition of all European commercialization and distribution rights from Swedish Orphan International AB, or Sobi, in 2020.
Joenja® (referred to as 'Novartis license' in 2022)
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, the P13Kδ inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome, or APDS. In 2023, no additional development costs were capitalized. Following FDA approval March 24, 2023 the amortization of Joenja® license commenced.
Software
Amortization of software is mainly related to our ERP system SAP S/4HANA.

10.PROPERTY, PLANT AND EQUIPMENT

Amounts in $ ‘000	Land and land improvements	Operational facilities	Leasehold Improvement	Machinery and equipment	Other	Asset under construction	Total
At cost	31	5,200	5,706	14,840	4,158	623	30,558
Accumulated depreciation	—	(2,839)	(2,035)	(10,572)	(1,890)	—	(17,336)
Carrying value at January 1, 2022	31	2,361	3,671	4,268	2,268	623	13,222
Investments	—	54	15	797	504	6	1,376
Internal transfer - cost	—	—	42	380	170	(592)	—
Internal transfer - accumulated depreciation	—	—	—	—	—	—	—
Other - cost	—	—	—	—	—	—	—
Other - accumulated depreciation	—	—	—	—	—	—	—
Divestments	(29)	(214)	(107)	(6,422)	(27)	—	(6,799)
Impairment	—	(72)	(55)	(377)	(13)	—	(517)
Depreciation charges	—	(403)	(294)	(1,116)	(822)	—	(2,635)
Depreciation of disinvestment	—	214	107	6,097	27	—	6,445
Currency translation - cost	(2)	(309)	(319)	(940)	(101)	(31)	(1,702)
Currency translation - accumulated depreciation	—	162	114	676	50	—	1,002
Movement 2022	(31)	(568)	(497)	(905)	(212)	(617)	(2,830)
At cost	—	4,659	5,282	8,278	4,691	6	22,916
Accumulated depreciation	—	(2,866)	(2,108)	(4,915)	(2,635)	—	(12,524)
Carrying value at December 31, 2022	—	1,793	3,174	3,363	2,056	6	10,392
Investments	—	32	60	682	488	175	1,437
Internal transfer - cost	—	—	—	—	6	(6)	—
Internal transfer - accumulated depreciation	—	—	—	—	—	—	—
Other - cost	—	74	60	432	—	—	566
Other - accumulated depreciation	—	(59)	(59)	(434)	—	—	(552)
Divestments	—	—	(14)	(11)	(120)	—	(145)
Impairment	—	—	—	—	—	—	—
Depreciation charges	—	(365)	(258)	(860)	(919)	—	(2,402)
Depreciation of disinvestment	—	—	8	6	120	—	134
Currency translation - cost	—	148	158	279	66	4	655
Currency translation - accumulated depreciation	—	(98)	(70)	(183)	(45)	—	(396)
Movement 2023	—	(268)	(115)	(89)	(404)	173	(703)
At cost	—	4,913	5,546	9,660	5,131	179	25,429
Accumulated depreciation	—	(3,388)	(2,487)	(6,386)	(3,479)	—	(15,740)
Carrying value at December 31, 2023	—	1,525	3,059	3,274	1,652	179	9,689
The Company had capital expenditures of $1.4 million and $1.4 million, mainly related to new machinery and equipment for the years ended December 31, 2023 and 2022.
For the years ended December 31, 2023 and 2022, depreciation charges on production related property, plant and equipment of $0.9 million and $1.0 million have been included in the value of inventories and an amount of $1.5 million and $1.6 million of the total depreciation costs for 2023 and 2022 have been charged to the statement of income.

The divestments during 2022 mainly relate to fully depreciated assets which were disposed.

11.RIGHT-OF-USE ASSETS
This Note provides information for leases where the Group is a lessee.

Amounts recognized in the balance sheet
The balance sheet shows the following amounts relating to lease:

Amounts in $ ‘000	Buildings	Cars	Total
Carrying value at At cost	22,999	2,380	25,379
Carrying value at Accumulated depreciation	(4,296)	(1,140)	(5,436)
Carrying value at January 1, 2022	18,703	1,240	19,943
Additions	14,640	1,741	16,381
Remeasurement	426	—	426
Divestments	(292)	(739)	(1,031)
Depreciation charges	(2,223)	(797)	(3,020)
Depreciation of disinvestment	78	596	674
Impairment	(3,860)	—	(3,860)
Divestment of impaired asset	59	—	59
Currency translation - cost	(1,029)	(48)	(1,077)
Currency translation - accumulated depreciation	197	61	258
Movement 2022	7,996	814	8,810
At cost	32,884	3,334	36,218
Accumulated depreciation	(6,185)	(1,280)	(7,465)
Carrying value at December 31, 2022	26,699	2,054	28,753
Additions	—	1,413	1,413
Remeasurement	1,865	—	1,865
Divestments	—	(756)	(756)
Depreciation charges	(2,913)	(1,289)	(4,202)
Depreciation of disinvestment	—	700	700
Impairment	(4,663)	—	(4,663)
Divestment of impaired asset	—	—	—
Currency translation - cost	873	18	891
Currency translation - accumulated depreciation	(213)	(11)	(224)
Movement 2023	(5,051)	75	(4,976)
At cost	30,959	4,009	34,968
Accumulated depreciation	(9,311)	(1,880)	(11,191)
Carrying value at December 31, 2023	21,648	2,129	23,777
Investments in buildings in 2022 primarily relate to the lease contract for the DSP facility at Pivot Park in Oss, the Netherlands. During 2022, the lease commenced and resulted in an investment of $14.6 million. Pharming remains exploring alternative utilization possibilities for assets. As a result of aforementioned, the right of use asset was impaired for an additional amount of $4.7 million in 2023 (2022: $3.9 million). The impairment assessment was conducted based on a value-in-use approach, utilizing the incremental borrowing rate of 4.38% (2022: 4.47%) as the applicable discount rate. The recoverable amount is reflecting in the book value of the asset, which stands at $5.5 million (2022: $10.7 million). The decrease in the recoverable amount is primarily attributed to the reduced expected annual sublease prices.

The remeasurements in buildings relate to adjustments in the existing right-of-use assets to reflect inflation-related higher lease payments.

The Company applies for the recognition exemption for short-term leases and leases of low-value assets. The respective lease payments are recorded in the consolidated statement of income and are immaterial to the financial statements.

Amounts recognized in the statement of income
Depreciation charges on production related right-of-use assets of $0.5 million in 2023 (2022: $0.5 million, 2021: $0.5 million) have been included in the value of inventories and an amount of $3.7 million of the total 2023 depreciation costs has been charged to the statement of income (2022: $2.6 million, 2021: $2.3 million).
The statement of income shows the following amounts relating to leases:

Amounts in $ ‘000	2023	2022	2021
Depreciation rights of use assets
Depreciation right of use buildings	(2,380)	(1,781)	(1,629)
Depreciation right of use cars	(1,284)	(784)	(660)
Total depreciation right of use assets	(3,664)	(2,565)	(2,289)
Interest expense (Note 7)	(1,088)	(622)	(795)
Total expense right of use assets	(4,752)	(3,187)	(3,084)

Lease charges
The non-cancellable leases at December 31, 2023 have remaining terms of between one and 14 years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.
The expected lease charges after the end of the reporting year have been disclosed in Note 24. Financial risk management. Allocations of the lease charges to costs or general and administrative expenses have been based on the nature of the asset in use.
12.INVESTMENTS

12.1 INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD
The investment in BioConnection group (BioConnection) provides the Company with significant influence over BioConnection, and as such has been treated as an associate of the Group.
As at December 31, 2023, the asset relates to an investment in the ordinary shares of BioConnection Investments B.V. During the second quarter of 2022, Pharming entered into a share purchase agreement to sell a portion of its investments, following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 22.98% in 2022.
The Company made an assessment on the accounting treatment of the agreement and concluded that the sale of the BioConnection ordinary shares and purchase of the BioConnection Investments B.V. ordinary shares shall be considered as a dilution of an existing equity stake in an investment accounted for using they equity method. Hence Pharming recognized the dilution of its equity stake as a reduction of the carrying amount of the investment accounted for using the equity method. The preference share is valued as an investment in debt instruments designated at FVTPL. As a result of this transaction, Pharming has received net cash proceeds of $7.3 million (EUR6.9 million) and recognized a gain of $12.2 million in 2022.

BioConnection has a share capital consisting solely of ordinary shares, which are held directly by a small group of shareholders. The proportion of ownership interest is the same as the proportion of voting rights held.

		% of ownership interest
Name of entity	Place of business	2023	2022	2021	Nature of relationship	Measurement method
BioConnection Investments B.V.	Oss, NL	22.98%	22.98%	43.85%	Associate	Equity

$ ‘000	Carrying amount
Name of entity	2023	2022	2021
BioConnection Investments B.V.

Balance at January 1	2,501	7,201	7,118

Movement during the year
Share in net profit	(289)	(1,083)	694
Release of financial guarantee	—	(153)	(33)
Dilution of equity stake	—	(2,991)	—
Currency translation	73	(473)	(578)

Balance at December 31	2,285	2,501	7,201

12.2 INVESTMENT IN DEBT INSTRUMENTS DESIGNATED AS AT FVTPL
The asset relates to the preference share as obtained as part of the agreement referred to above relating to BioConnection Investments B.V. Management made an assessment on the accounting treatment of the preference share obtained. Management concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value was calculated based on a commonly accepted valuation method, the option pricing model (“OPM”), which considers the share classes as call options on the total shareholders’ equity value according to the rights and preferences of each class of equity. The payoff profile of the share classes was analyzed through a portfolio of call options, with the total equity value of a company as the underlying asset of the options and specific terms for each option calibrated to mirror, in aggregate, the payoff profile of the share classes. Relying on the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework, the OPM effectively captures the full range of potential outcomes for the share classes at exit. The OPM takes into consideration the full spectrum of risks in terms of future potential upside or downside but does not require explicit estimates of the possible future outcomes. The BSM model is commonly used to price assets on financial markets and allows to estimate the theoretical value of a call option, using six key parameters, namely the underlying equity value, strike price, time to maturity, risk free rate, expected volatility of the underlying equity and dividend yield on the underlying equity, which is a Level 3 input in terms of IFRS 13. Significant increases or decreases in equity value, volatility and time to maturity and below assumptions in isolation would result in a significantly lower or higher fair value assessment.
The following assumptions were used in the BSM model to determine the fair value of the asset:

	2023	2022
Expected time to maturity	4 years	5 years
Volatility	50%	55%
Risk-free interest rate	1.99%	2.51%
The carrying amount of this investment has changed as follows:

Amounts in $ ‘000	2023	2022
Balance at January 1	6,827	—
Investment	—	7,933
Fair value changes	(930)	(1,185)
Currency translation	196	79
Balance at December 31	6,093	6,827

Sensitivity analysis
To illustrate the exposure of the carrying value of the investment to further fair value movements as a result of changes in the economic environment, a sensitivity analysis of fair value has been prepared over the key drivers most affected by the current uncertainties. It is possible that there will be movements in these key inputs after December 31, 2023. While it is unlikely that these reported inputs would move in isolation, these sensitivities have been performed independently to illustrate the impact each individual input has on the reported fair value, and they do not represent management’s estimate at December 31, 2023.
The main assumptions in determination of the equity value are shown in below table.

Preference share BioConnection (in million US$)
Revenue level	Fair value	Discount rate	Fair value	EBITDA margin	Fair value
-10.0%	3.0	-2.0%	6.9	-5.0%	4.3
-5.0%	4.8	-1.0%	6.5	-2.5%	5.3
Base case	6.1	Base case	6.1	Base case	6.1
+5.0%	7.1	+1.0%	5.7	+2.5%	6.8
+10.0%	7.9	+2.0%	5.4	+5.0%	7.3
The impact of the remaining variables on the BSM model are shown in below table:

Preference share BioConnection (in million US$)
Time to maturity	Fair value	Volatility	Fair value
- 2 years	6.9	-10.0%	6.8
- 1 year	6.5	-5.0%	6.4
Base case	6.1	Base Case	6.1
+ 1 year	5.8	+5.0%	5.8
+ 2 years	5.5	+10.0%	5.4

12.3 INVESTMENT IN EQUITY INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Group holds 0.54% of the ordinary share capital of Orchard Therapeutics Plc., (Orchard), a global gene therapy leader. The shares were acquired as of July 1, 2021, as part of strategic collaboration between Pharming Group NV and Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous HSC gene therapy for the treatment of HAE, a life-threatening rare disorder that causes recurring swelling attacks in the face, throat, extremities and abdomen.

Under the terms of the collaboration, Pharming has been granted worldwide rights to OTL-105 and will be responsible for clinical development, regulatory filings, and commercialization of the investigational gene therapy, including associated costs. Orchard will lead the completion of IND-enabling activities and oversee manufacturing of OTL-105 during pre-clinical and clinical development, which will be funded by Pharming. In addition, both companies will explore the application of non-toxic conditioning regimen for use with OTL-105 administration. As part of the agreement, Orchard is also eligible to receive up to $189.5 million in development, regulatory and sales milestones as well as mid-single to low double-digit royalty payments on future worldwide sales.
The fair value of the shares at acquisition was $4.6 million. The upfront cash payment of $10.0 million and the premium on the share price of $2.9 million were expensed as an R&D expense for 2021. See Note 6 Expenses by Nature. The fair value of the investment at December 31, 2023 was $2.0 million.
Management does not consider that the Group is able to exercise significant influence over Orchard as the other 99.5% of the ordinary share capital is publicly traded at the Nasdaq stock exchange (Nasdaq: ORTX).

On October 5, 2023, Orchard announced it had entered into a definitive agreement under which Japanese, Kyowa Kirin Co. LTD plans to acquire Orchard for $16.00 per American Depositary Share (ADS) in cash plus an additional contingent value right (CVR) of $1.00 per ADS, for a total of $17.00 per ADS. The transaction has been completed on January 24, 2024. Based on the offer price per ADS of $16.00, Pharming has received $2.0 million for its shares held in Orchard Therapeutics in 2024. The shares have been included in our balance sheet at fair value as of 31 December 2023, being $2.0 million based on the share price at that time.

		% of ownership interest
Name of entity	Place of business	2023	2022	2021	Nature of relationship	Measurement method
Orchard Therapeutics Plc.	London, UK	0.54%	1.00%	1.00%	Investment	Fair value
The decrease in percentage of ownership was caused by a dilution due to a share issuance by Orchard in March 2023. The fair value as at December 31, 2023 was determined on the basis of the trading price as at that date.
The fair value as at December 31, 2023 was determined on the basis of the trading price as at that date.

$ ‘000	Carrying amount
Name of entity	2023	2022	2021
Orchard Therapeutics Plc.

Balance at January 1	403	1,449	—

Movement during the year
Initial recognition	—	—	4,589
Fair value adjustments through OCI	1,573	(950)	(3,077)
Currency Translation	44	(96)	(63)

Balance at December 31	2,020	403	1,449

13.MARKETABLE SECURITIES
Marketable securities consist of euro denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition and are classified as held-to-maturity. The Marketable securities are measured at amortized costs and amount to $151.7 million in 2023. This includes accrued interest of $0.7 million.

We have considered the expected credit loss and recognized no impairment losses, due to the AAA credit ratings. Reference is made to note 24. Financial risk management showing the difference between the carrying amount and the fair value.
14.RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in $ ‘000	2023	2022
Restricted cash (non-current)	1,528	1,099
Restricted cash (current)	—	213
Cash and cash equivalents	61,741	207,342
Total restricted cash, cash and cash equivalents	63,269	208,654
Cash and cash equivalents comprises of cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, except for restricted cash, which amounts to $1.5 million and $1.3 million in 2023 and 2022 respectively. Restricted cash includes a deposit for rent which is considered long-term.

For purposes of the cash flow statement restricted cash and marketable securities are not considered as ''cash and cash equivalents''.
15.INVENTORIES
Inventories mainly include batches RUCONEST® and Joenja® and work in progress available for production of RUCONEST® and Joenja®.

Amounts in $ ‘000	2023	2022
Finished goods	18,349	12,460
Work in progress	37,706	29,553
Raw materials	705	313
Balance at December 31	56,760	42,326
Changes in the adjustment to net realizable value:

Amounts in $ ‘000	2023	2022
Balance at January 1	(1,971)	(2,448)
Addition to impairment	(3,878)	(164)
Release of impairment	—	312
Usage of impairment	1,673	195
Currency translation	(100)	134
Balance at December 31	(4,276)	(1,971)
The inventory valuation at December 31, 2023 of $56.8 million (2022: $42.3 million) is stated net of an impairment of $4.3 million and $2.0 million for the years ended December 31, 2023 and 2022.The impairment primarily relates to products no longer eligible for commercial sales.
Inventories are available for use in commercial, pre-clinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as pre-clinical and clinical programs. These estimates are reflected in the additions to the impairment. The releases to the impairment relate to amendments to the estimates as a result of the fact that actual sales can differ from forecasted sales and the fact that vials allocated to pre-clinical and clinical programs can be returned to inventory. The costs of vials used in preclinical and clinical programs are presented under the research and development costs. Usage of impairment relates to the destruction of inventory previously impaired.
Cost of inventories included in the costs of sales in 2023 amounted $21.4 million (2022: $17.4 million; 2021: $19.1 million). The main portions of inventories at December 31, 2023 have expiration dates starting beyond 2024 and are generally expected to be sold and/or used before expiration.

16.TRADE AND OTHER RECEIVABLES

Amounts in $ ‘000	2023	2022
Trade receivables	35,408	20,964
Prepaid expenses	3,543	2,288
Value added tax	3,804	1,453
Other receivables	2,145	1,117
Taxes and social securities	1,258	1,797
Balance at December 31	46,158	27,619
Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30-60 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the United States. The increase in trade receivables relates to timing of customer orders and payments around year-end.
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
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
17.CONVERTIBLE BONDS
Recognition and movements of the convertible bonds were as follows:

Amounts in $ ‘000	2023	2022
Balance at January 1	133,386	140,886
Interest paid (cash flow)	(4,046)	(3,952)
Amortization transaction cost	830	784
Accrued interest	4,046	3,952
Currency translation	4,206	(8,284)
Balance at December 31	138,422	133,386
- Current portion	1,824	1,768
- Non-current portion	136,598	131,618
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
18.LEASES
Lease liabilities can be specified as follows:

Amounts in $ ‘000	2023	2022
Balance at January 1	33,308	20,875
Additions	1,295	15,822
Remeasurement	1,865	426
Interest expense accrued	1,193	718
Payments of lease liabilities	(5,126)	(3,311)
Other movements	(319)	(348)
Currency translation	907	(874)
Balance at December 31	33,123	33,308
- Current portion	3,616	3,465
- Non-current portion	29,507	29,843
Additions in 2022 primarily relate to new lease contracts for our operational facilities in the Netherlands. Additions in 2023 solely relate to newly leased cars. The remeasurement reflects inflation related higher lease payments on buildings.
Future minimum lease payments as at December 31, 2023 and 2022 are as follows:

	2023		2022
Amounts in $ ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	5,071	4,995	4,644	4,535
After one year but not more than five years	16,024	14,369	15,157	13,582
More than five years	18,996	14,104	20,890	15,191
Balance at December 31	40,091	33,468	40,691	33,308
19.TRADE AND OTHER PAYABLE
Trade and other payables as at December 31, 2023 and 2022 are as follows:

Amounts in $ ‘000	2023	2022
Accounts payable	16,022	8,753
Taxes and social security	6,234	2,099
Accruals for employees	16,019	12,139
Accruals for rebates and discounts	11,643	10,490
Accrual for production	6,976	8,175
Other accruals	15,634	12,809
Balance at December 31	72,528	54,465

The increase in accounts payable is mainly due to timing of payments. The accrual for rebates and discounts has increased, mainly due to the increase of revenues and timing of settlements. Accruals for employees mainly relate to bonuses for employees, holiday allowances and non-taken vacation days and increased due to an increase in the number of employees. Finally, the other accruals relate to general operating expenses for which no invoice was received yet. The increase is mainly related to timing of invoicing by Pharming's suppliers.
20.SHARE-BASED COMPENSATION
The remuneration policy for the Board of Directors was adopted by our shareholders on December 11, 2020 and governs the remuneration of both the Executive and the Non-Executive Directors, hereafter referred to as the Remuneration Policy. In accordance with Dutch law, the policy must be submitted to our shareholders for adoption every four years.
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
Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy. On December 11, 2020, the shareholders approved the proposals that were submitted accordingly for the new long-term incentive program for the Executive Director, as described in the Remuneration Policy, and the one-off transition arrangement for the implementation of that new program. Our shareholders also authorized the Board of Directors, for a period of eighteen months, as the company body authorized to grant and issue the ordinary shares to the Executive Director under the new long-term incentive program and the one-off transition arrangement, respectively, and to exclude any preemptive rights of existing shareholders in connection with these issuances.
The total expense recognized for the years ended December 31, 2023 and 2022 for share-based payment plans amounts to $9.3 million and $6.4 million. The total expense recognized in 2021 for share-based payment plans amounts to $9.1 million.
The total expenses for share based payment plans in 2023, 2022 and 2021 is specified as follows:

Amounts in $ ‘000
Share-based compensation (in $ ‘000)	2023	2022	2021
Non-executive directors' remuneration	246	234	288
Employee options	1,654	2,156	3,975
Long term incentive plan	4,006	3,528	4,793
Restricted stock units	3,345	474	—
Balance at December 31	9,251	6,392	9,056

The employee options expense decreased due to a change in the employee share-based compensation plans where since 2022 RSU's have been granted instead of employee options. No material new employee option grants were applicable for 2023. Long-term incentive plan expenses increased mainly due to the addition of a member to the executive committee during 2023. The restricted stock units expense increased significantly as the program was introduced in 2022 and is now active for the full year, while in previous year, it was only active for 4Q 2022.
20.1 Models and assumptions
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
The six elements above are all incorporated in the Black-Scholes model used to determine the fair value of options. The exercise price of the option and the share price are known at grant date. Volatility is based on the historical end-of-month closing share prices over a period prior to the option grant date being equal to the expected option life, with a minimum of three years. It is assumed no dividend payments are expected.
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
The following assumptions were used in the Black-Scholes model to determine the fair value of options at grant date:

	2023	2022	2021
Expected time to maturity	1-4 years	1-4 years	1-4 years
Volatility	38% - 46%	36% - 50%	47% - 57%
Risk-free interest rate	2.20% - 2.68%	(0.48)% - 2.49%	(0.52)% - (0.03)%
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
During 2023, there were no LTIP grants other than the grants for the executive directors as disclosed below.
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
The shares granted to the Executive Directors under the LTI program will vest in five years after the grant date, subject to the achievement of the targets set by the Board of Directors, upon proposal of the Remuneration Committee, for the three-year performance period (i.e., double-trigger vesting), their relative weightings and the pay-out limits. All shares awarded will be subject to a retention period of five years from the date of grant (i.e., two years after vesting), in accordance with the best practice provisions of the DCGC.
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
The thresholds and payout percentages for the LTI program are given by the following table, as to be determined for each of the AScX and IBB indices separately (each weighted at of pay-out):

TSR equal to index	80%pay-out
TSR 10% above index	90% pay-out
TSR 20% above index	100% pay-out
TSR 40% above index	110% pay-out
TSR 60% above index	120% pay-out
TSR 80% above index	130% pay-out
TSR 100% above index	150% pay-out
TSR below index	0% pay-out
The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2023	2022	2021
Volatilities	42%	46%	49%
Risk-free interest rates	2.34%	0.61%	(0.554)% - (0.554)%
Dividend yields	—%	—%	—%
Restricted Stock Units
This Plan is effective as of October 26, 2022, and shall be executed in compliance with the Articles of Association and applicable law and concerns Pharming's (senior) management. The RSU plans are not applicable for the board of directors, nor the executive committee. For each participant, the RSU’s granted to them will vest in four equal tranches of twelve months, provided that at the time of vesting such participant is still an employee. No performance criteria are applicable to this plan. The fair value of the grant is, in line with IFRS 2, the actual share price at date of the grant. The relating expense will be charged to Pharming's results over the vesting for the following tranches:
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
One-off transition arrangement for the CEO
In 2020, the implementation of a new three-year vesting scheme under the LTIP had a major impact on the remuneration packages of existing Executive Directors for the 2020 to 2023 period, as the Executive Directors’ packages feature annual option and share grants. The share-based compensation under these packages and plans over this three-year period would have resulted in three option grants, with guaranteed vesting of a total of 8,400,000 options for the CEO on the basis of continued tenure over the three-year period. In addition, the CEO would have been eligible for three annual restricted share grants pursuant to the LTIP of up to 30% of the base salary.
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

Option plans

An overview of activity in the number of options for 2023 is as follows (please also refer to Note 25. Earnings per share and diluted shares in respect of movements since the reporting date)(note that the dollar weighted average exercise price is translated using the closing exchange rate for the respective year (2023: 1:1.1002)):

	2023		2022		2021
	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)
Balance at January 1	47,596,801	0.897	52,789,478	0.911	50,106,488	0.909
Expired	(205,000)	0.847	—	—	—	—
Forfeited	(1,423,375)	0.992	(3,660,928)	0.847	(946,738)	1.046
Granted	270,000	1.349	4,801,938	0.902	12,081,000	0.931
Exercised	(11,756,114)	0.857	(6,333,687)	0.599	(8,451,272)	0.520
Balance at December 31	34,482,312	0.952	47,596,801	0.897	52,789,478	0.911
- Vested	9,284,834	0.856	8,687,584	0.844	21,388,237	0.833
- Unvested	25,197,478	0.987	38,909,217	0.910	31,401,241	0.966
Exercised options 2023
In 2023, a total of 11,756,114 options have been exercised with an average exercise price of $0.857. In 2022, a total of 6,333,687 options have been exercised with an average exercise price of $0.599. In 2021, a total of 8,451,272 options have been exercised with an average exercise price of $0.520.
All options outstanding at December 31, 2023 are exercisable with the exception of the unvested options granted to the employees still in service. The 2023 share options for the employees vest after one year under the condition the employees are still in service at vesting date.
Exercise prices of options outstanding at December 31, 2023 and the exercise values are in the following ranges (note that the exercise value in $ is translated using the closing exchange rate for the respective year (2023: 1:1.1002)):

	2023		2022		2021
Exercise prices in US$	Number	Exercise value in US$’000	Number	Exercise value in US$’000	Number	Exercise value in US$’000
0.28 - 0.57	—	—	—	—	3,482,428	1,322
0.57 – 0.85	6,739,000	4,967	26,796,675	21,847	12,290,925	10,155
0.85 – 2.83	27,743,312	24,862	20,800,126	20,895	37,016,125	36,646
Balance at December 31	34,482,312	29,828	47,596,801	42,742	52,789,478	48,123
Granted options
In 2023, the Company granted 270,000 options to employees with a weighted average exercise price of $1.349, fair values for options granted in 2023 were in the range of $0.223 - $0.581. In 2022, the Company granted 4,801,938 options to employees with a weighted average exercise price of $0.902; fair values for options granted in 2022 were in the range of $0.092 - 0,489. In 2021, the Company granted 12,081,000 options to employees with a weighted average exercise price of $0.931; fair values for options granted in 2021 were in the range of $0.891 - $1.292.
Long Term Incentive Plan

An overview of the number of LTIP shares granted in 2020-2023 and in total as well as the fair value per share award is as follows (note that the fair value per share award in $ is translated using the closing exchange rate for the respective year (2023: 1:1.1002)):

Participant category	2023	2022	2021	2020	Total
Executive Members of the Board of Directors	1,681,570	2,363,455	1,337,888	—	5,382,913
Executive Committee	4,221,870	5,816,083	6,301,400	105,000	16,444,353
Senior managers	—	—	812,500	930,000	1,742,500
Total	5,903,440	8,179,538	8,451,788	1,035,000	23,569,766
Fair value per share award ($)	0.880	0.517	0.887	0.923

The following table provides an overview of LTIP shares granted, forfeited or issued in 2020-2023 as well as the number of LTIP shares reserved at 31 December 2023:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2023
Executive Members of the Board of Directors	5,382,913	—	—	5,382,913
Executive Committee	16,444,353	(1,261,595)	(3,708,270)	11,474,488
Senior managers	1,742,500	(36,654)	(1,052,346)	653,500
Total	23,569,766	(1,298,249)	(4,760,616)	17,510,901
Restricted stock units

An overview of the granted RSU's to the Company's (senior) managers, as well as the number of RSU's reserved at 31 December 2023 is as follows:

Grant year	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2023
2022	4,931,000	(1,155,936)	(357,250)	3,417,814
2023	7,779,250	—	(10,000)	7,769,250
Total	12,710,250	(1,155,936)	(367,250)	11,187,064
Transition arrangement for the Chief Executive Officer, or CEO
On December 22, 2020, a total number of 4,200,000 (restricted) shares was granted to the CEO in accordance with the terms of the one-off transition arrangement. These shares vested in three equal annual tranches in the first quarter of 2021, the first quarter of 2022 and the first quarter of 2023, subject to the pro-rata achievement of the long-term targets under the new LTI program.
The third year of the 3-year performance period for the 2021 share grant pursuant to the LTI one-off transition arrangement, ended on December 31, 2022. Accordingly, the Board of Directors, upon a recommendation of the Remuneration Committee, determined in the first quarter of 2023 the vesting of the second annual tranche of the total number of 4,200,000 shares conditionally granted to the CEO (i.e., 1,400,000 shares).
The performance on both the TSR and the strategic corporate objectives, applying the respective weightings, led to the following vesting level under the One-Off Transition Arrangement for the CEO (i.e., second annual tranche of 1,400,000 shares):

Metric definition	Achievement	Weighting	Vesting level
TSR	115%	40%	46%
Strategic Objectives	90%	60%	54%
Total		100%	100%
In accordance with the resulting 100% vesting level, a total number of 1,400,000 shares vested in 2023 for the CEO for the third annual tranche of the shares granted under the LTI One-Off Transition Arrangement. These shares are subject to a retention period of five years.
21. BOARD OF DIRECTORS
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
Dr. S. de Vries is the Company’s sole Executive member of the Board of Directors and is continuing to be the CEO.
The Board of Directors has the following members:

Dr. R. Peters	Chair of the Board of Directors and Non-Executive Board Member	Appointed September 25, 2023
Ms. D. Jorn	Vice Chair of the Board of Directors and Non-Executive Board Member
Ms. B. Yanni	Non-Executive Board Member
Dr. M. Pykett	Non-Executive Board Member
Ms. J. van der Meijs	Non-Executive Board Member
Mr. L. Kruimer	Non-Executive Board Member
Mr. S. Baert	Non-Executive Board Member
Dr. S. de Vries	Executive Board Member and Chief Executive Officer
Non-Executive members Board of Directors
Remuneration
For 2023 the annual compensation of the non-executive members of the Board of Directors was as follows:

Responsibility	Cash in Euros (per annum)	Ordinary shares in Euros ** (per annum)	Cash in U.S. dollars (per annum)	Ordinary shares in U.S. dollars * (per annum)
Chair of the Board of Directors	90,000*	40,000	97,110	43,160
Non-Executive Director	45,000	30,000	48,555	32,370
Chair Audit Committee	9,000		9,711
Member Audit Committee	3,000		3,237
Chair Remuneration Committee	6,000		6,474
Member Remuneration Committee	3,000		3,237
Chair of the Transaction Committee	6,000		6,474
Member of the Transaction Committee	3,000		3,237
Chair Governance Committee	6,000		6,474
Member Governance Committee	3,000		3,237
*Effective September 25, 2023. Until September 25, 2023: EUR 65,000 ($70,135)
**All shares to be valued at the 20 day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions or grant.
An additional compensation of €1,000 ($1,100) per day in case of extraordinary activities, as determined by the Chair of the Board of Directors. Compensation of the Non-Executive members of the Board of Directors and / or of former members of the Supervisory Board of Directors for 2023, 2022 and 2021 was as follows:

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Dr. Richard Peters	2023	26	20	46
	2022	—	—	—
	2021	—	—	—
Mr. Paul Sekhri	2023	55	32	87
	2022	72	42	114
	2021	77	55	132
Ms. Deborah Jorn	2023	55	32	87
	2022	55	32	87
	2021	64	42	106
Ms. Barbara Yanni	2023	62	32	94
	2022	53	32	85
	2021	60	36	96
Dr. Mark Pykett	2023	55	32	87
	2022	50	32	82
	2021	57	36	93
Ms. Jabine van der Meijs	2023	62	32	94
	2022	57	32	89
	2021	47	24	71
Mr. Leonard Kruimer	2023	58	32	90
	2022	57	32	89
	2021	47	24	71
Mr. Steven Baert	2023	58	32	90
	2022	55	32	87
	2021	45	24	69
Mr. Barrie Ward	2023	—	—	—
	2022	—	—	—
	2021	23	20	43
Mr. Juergen Ernst	2023	—	—	—
	2022	—	—	—
	2021	—	6	6
Mr. Aad de Winter	2023	—	—	—
	2022	—	—	—
	2021	26	21	47
Total	2023	431	244	675
	2022	399	234	633
	2021	446	288	734

Shares, options and warrants
Shares
At December 31, 2023, the Non-Executive members of the Board of Directors held the following numbers of shares:

Ordinary shares
Dr. Richard Peters	17,613
Ms. Deborah Jorn	127,714
Ms. Barbara Yanni	112,123
Dr. Mark Pykett	112,123
Ms. Jabine van der Meijs	87,285
Mr. Leonard Kruimer	87,285
Mr. Steven Baert	87,285
Total	631,428
All shares held by the Non-Executive members of the Board of Directors are unrestricted.
Loans or guarantees
During 2023, the Company has not granted loans or guarantees to any member of the Non- Executive members of the Board of Directors. No loans or guarantees to Non-Executive members of the Board of Directors were outstanding at December 31, 2023.
Executive members Board of Directors
Remuneration
The Executive Board Member is entitled to the following remuneration packages:
•Fixed remuneration: annual base salary;
•Variable remuneration: the variable remuneration components are (a) an annual bonus in cash as a percentage of the fixed component (short-term incentive) and (b) a (share- based) long-term incentive;
•Others: contribution pension premiums, travel allowance and holiday allowance.
Compensation was as follows and includes the entire year 2023, up to December 31, 2023:

Amounts in $ ‘000	Fixed remuneration		Short-term variable: annual bonus		Share-based payments		Post-employment benefits		Other		Total
Dr Sijmen de Vries, CEO and Executive Director	2023:	673	2023:	615	2023:	1,371	2023:	115	2023:	35	2023:	2,809
	2022:	636	2022:	394	2022:	1,221	2022:	112	2022:	34	2022:	2,396
	2021:	681	2021:	357	2021*:	1,594	2021:	120	2021:	38	2021:	2,790
* Due to a disclosure error in 2021 caused by the incorrect apportionment of the fair value share based payment expense over the vesting period, the restated 2021 share based payments remuneration disclosure of Dr. S. de Vries is $1.6 million compared to previously reported share based payments of $1.3 million.
Options

The following table gives an overview of movements in number of option holdings of the individual members of the executive board of directors in 2023, the exercise prices and expiration dates up to December 31, 2023 (note that the exercise price in US$ is translated using 2023 closing exchange rate (1:1.1002)):

	January 1, 2023	Granted 2023	Exercised in 2023	Forfeited/Expired in 2023	December 31, 2023	Exercise price ($)	Expiration date
Dr. Sijmen de Vries	2,800,000	—	—	—	2,800,000	0.886	May 22, 2024

Shares
At December 31, 2023, the executive members of the board held the following numbers of shares:

Shares held	As at December 31, 2023
Dr. Sijmen de Vries	8,141,383
Long term Incentive Plan

	Year	Granted	Settled	Forfeited	Not vested	Reserved as at December 31, 2023
Dr. Sijmen de Vries	2023	1,681,570	—	—	—	1,681.570
	2022	2,363,455	—	—	—	2,363,455
	2021	1,337,888	—	—	—	1,337,888

Loans or guarantees
During the year 2023, no loans or guarantees have been granted to the Executive members of the Board of Directors. No loans or guarantees to the Executive member of the Board of Directors were outstanding at December 31, 2023.
The Executive member of the Board of Director is the sole statutory director.
22. RELATED PARTY TRANSACTIONS
Related parties’ disclosure relates mainly to key management compensation and to transactions with the associated company of BioConnection group (BioConnection).
Key management includes members of the Board of Directors:

Amounts in $ ‘000	2023	2022	2021
Salaries and other short-term employee benefits	1,756	1,463	1,522
Post-employment benefits	115	112	120
Share-based compensation	1,615	1,455	1,882
Total	3,486	3,030	3,524
All direct transactions with members of the Board of Directors have been disclosed in Notes 20. Share-based compensation and 21. Board of Directors of these financial statements.
For the years ended December 31, 2023, 2022 and 2021 related party transactions with Bioconnection were in the ordinary course of that company’s fill and finish business and amounted to $4.7 million, $3.0 million and $3.5 million respectively. At December 31, 2023 the Company owed $1.7 million to Bioconnection and was owed by Bioconnection $0.5 million for fill and finish services supplied. At December 31, 2022 BioConnection owed $0.5 million to the Company for fill and finish services supplied. At December 31, 2021 the Company owed $0.1 million to Bioconnection for fill and finish services supplied.
23. COMMITMENTS AND CONTINGENCIES
Material agreements
At the end of 2023, the Company had several agreements with third parties related to the manufacturing of RUCONEST® and Joenja® and development of new products. In these agreements certain minimum volumes are committed. Total future commitments under these agreements for the year ended December 31, 2023 and December 31, 2022 are approximately $58.3 million and $73.8 million, of which $21.9 million relates to 2024 and $36.4 million relates to 2025 and further.

Joenja® (leniolisib) milestone commitments
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (APDS). In November 2022, Pharming submitted regulatory filings to the FDA and EMA for the purpose to commercialize leniolisib. On March 24, 2023, Pharming received FDA approval for the commercialization of Joenja® (leniolisib) in the United States. We anticipate that the CHMP will issue its opinion on the leniolisib MAA in the first quarter of 2024 and expect European marketing authorisation approximately two months later.
Pharming has agreed upon phased Development and Regulatory Milestone payments of $20.5 million. As a result of the first commercial sale, Pharming has paid $10.4 million in Development and Regulatory Milestone payments in 2023. Furthermore, Pharming is committed to one-off Sales Milestone payments when annual net sales exceed set thresholds for the first time. The total commitment equals $180.0 million when yearly net sales reach $500.0 million. The first milestone equals $5.0 million when yearly net sales reach $50.0 million. After a sales threshold has been reached for the first year, the milestone payment for that threshold does not recur. In 2023, the Company has not reached the first sales milestone of yearly net sales of $50.0 million and therefore did not make any sales milestone payment.
In addition to these milestone payments, the Company has agreed to pay royalty fees to Novartis. These royalties are calculated as a fixed percentage over net sales, growing to a maximum of 18% when net sales exceed $300.0 million. These royalty payments have a term of 10 years. The minimum royalty liability of 12% is applicable for sales up until $150.0 million. The timing of the milestone payments and royalty payments is uncertain as these are highly dependent on the enrollment of new patients for leniolisib. In 2023, the Company has made $2.1 million in royalty payments to Novartis.
24. FINANCIAL RISK MANAGEMENT
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.
Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. In doing so, the Board of Directors’ and Executive Committees’ strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, marketable securities, debt and equity. Compared to last year the Company has allocated a significant portion of the cash and cash equivalent position to euro denominated readily convertible S&P AAA- rated government treasury certificates with a maturity of six months or less, to capitalize on rising interest rates.
Currency risk
This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States Dollar (USD) for the Group. Certain payments and sales in the United States are being and will be received in USD. In 2023, repayments and interest payments of the loans were made in USD. Some direct payments of U.S. activities are carried in USD through the Dutch entities. At December 31, 2023 the Group’s cash and cash equivalents, including restricted cash, and marketable securities amounted to $215.0 million. This balance consists of cash assets denominated in euros for a total amount of $172.2 million or €156.5 million (applying an exchange rate EUR/USD at December 31, 2023 of 1.1002 ) and cash assets in USD for a total amount of $42.7 million. The USD cash balance will mainly be used for the commercialization activities of the U.S. organization.
Cash and cash equivalents (including restricted cash), accounts receivables and inventories denominated in USD amounted in total $84.8 million (€77.1 million), respectively $33.7 million (€30.6 million) for the trade and other payables denominated in USD. Pharming performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the cash and cash equivalents (including restricted cash), accounts receivables, inventories, trade and other payables, denominated in USD, at year-end is $51.1 million, a 10% strengthening or weakening of the euro versus U.S. dollar would have an impact of $5.1 million on the Group’s gain (weakening of the euro) or loss (strengthening of the euro).
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Pharming’s interest rate risk policy is aimed at minimizing the interest rate risks associated with the financing of the Company and thus at the same time optimizing the net interest costs. This policy translates into a certain desired profile of fixed-interest and floating interest positions, including those generated by cash and cash equivalents and marketable securities and those paid on finance lease liabilities. As the interest rate on the convertible bond is a fixed percentage, Pharming concluded that the total risk on interest is not material.
The issue of the Convertible Bonds due 2025 at a fixed interest rate of 3.00% p.a. replacing the Company’s previous debt facility has rendered this concern obsolescent. The interest on the vast majority of the Company’s financial instruments is now not variable with market interest rates. More information on the Convertible Bonds due 2025 can be found in Note 17. Convertible bonds.
Credit risk
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at December 31, 2023 is represented by the carrying amounts of cash and cash equivalents, marketable securities and trade and other receivables.
The carrying amounts of the cash and cash equivalents (including restricted cash) as at December 31, 2023 amounted to $63.3 million and was held through financial institutions with a A- to A rating or better from Standard & Poor’s, A3 to Aa3 ratings from Moody’s and A to AA- ratings from Fitch.

Marketable securities at December 31, 2023 amounted to $151.7 million and was held in S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. We have considered the expected credit loss and recognized no losses, due to the AAA credit ratings.
Trade and other receivables at December 31, 2023 amounted to $46.2 million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the positions taken with respect to marketable securities and trade and other receivables, the Company considers that this risk is adequately managed.
Liquidity risk
The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Pharming’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents (including short-term deposits and readily convertible S&P AAA- rated government treasury certificates with a maturity of six months or less). The strategy of the Company is to repay its obligations through generation of cash income from operating activities such as product sales. In case such cash flows are insufficient, the Company relies on financing cash flows as provided through the issuance of shares or incurring financial liabilities. Note 2 of these financial statements more extensively describes the Company’s going concern assessment.
The following table presents the financial liabilities at year-end 2023, showing the remaining undiscounted contractual amounts due including nominal interest. Liabilities denominated in foreign currency have been converted at the exchange rate at December 31, 2023.
Maturity profile of financial liabilities:

Amounts in $ ’000	2024	2025	2026	2027	2028 and onwards	Total	Prior year total
Trade and other payables	72,528	—	—	—	—	72,528	54,465
Lease Liabilities	5,071	4,548	4,143	3,729	22,600	40,091	40,691
Convertible Bonds	4,126	139,588	—	—	—	143,714	143,338
Total	81,725	144,136	4,143	3,729	22,600	256,333	238,494
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
The following table presents the assets that are measured at fair value at year-end 2023 and 2022:

	2023			2022
Amounts in $ ’000	Level 1	Level 3	Total	Level 1	Level 3	Total
Investments in equity instruments designated as at FVTOCI	2,020	—	2,020	403	—	403
Investments in debt instruments designated as at FVTPL	—	6,093	6,093	—	6,827	6,827
Balance at December 31	2,020	6,093	8,113	403	6,827	7,230
The following table includes carrying values and the estimated fair values of financial instruments:

	2023		2022
Amounts in $ ‘000	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	63,269	63,269	208,654	208,654
Marketable securities	151,683	151,746	—	—
Trade and other receivables	46,158	46,158	27,619	27,619
Liabilities:
Convertible Bond	138,422	138,422	133,386	133,386
Lease Liabilities	33,123	33,123	33,308	33,308
Trade and other payables	72,528	72,528	54,465	54,465
The fair value of the Marketable securities is based on observable market information (level 1 valuation).
The above other fair values of financial instruments are based on internal calculations. Cash and cash equivalents, trade and other receivables as well as trade and other payables are stated at carrying amount, which approximates the fair value in view of the short maturity of these instruments. The fair values of finance lease liabilities and loans and borrowings (both non-current and current portion) are based on arm’s length transactions.
The following table sets out an analysis for each of the period presented of the net position of the convertible bond, cash and cash equivalents and marketable securities, showing the remaining undiscounted contractual amounts due including nominal interest.

Amounts in US$ ‘000	2023	2022
Cash and cash equivalents	61,741	207,342
Restricted cash	1,528	1,312
Marketable securities	151,683	—
Convertible bond - repayable within one year	(1,824)	(1,768)
Convertible bond - repayable after one year	(136,598)	(131,618)
Net cash (debt)	76,530	75,268

Cash and cash equivalents	61,741	207,342
Restricted cash	1,528	1,312
Marketable securities	151,683	—
Gross debt - fixed interest rates	(138,422)	(133,386)
Gross debt - variable interest rates	—	—
Net cash (debt)	76,530	75,268
Reconciliation of liabilities arising from financing activities:

	2022	Cashflows	Non - Cash changes						2023
Amounts in US$’000			Acquisition and disposal	Interest Expense Accrued	Amortized costs	Fair Value Changes	Other
Convertible Bond	133,386	(4,046)	—	4,046	830	—	4,206	*	138,422
Lease Liabilities	33,308	(5,126)	1,295	1,193	—	—	2,453		33,123
Total liabilities from financing activities	166,694	(9,172)	1,295	5,239	830	—	6,659		171,545
* Represents the translation effect of convertible bonds as reflected in the consolidated statement of comprehensive income

25. EARNINGS PER SHARE AND FULLY-DILUTED SHARES
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is normally computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. However, as the net result represents a loss in 2023, the diluted earnings per share are equal to the basic earnings per share for 2023. For the years ended December 31, 2023, 2022 and 2021, the basic and diluted profit per share are:

	2023	2022	2021
Net profit (loss) attributable to equity owners of the parent (in US$’000)	(10,548)	13,674	15,996
Weighted average shares outstanding	657,020,521	648,676,119	642,007,692
Basic profit (loss) per share (in US$)	(0.016)	0.021	0.025
Weighted average diluted shares outstanding	725,463,948	707,141,263	701,151,525
Diluted profit (loss) per share (in US$)	(0.016)	0.019	0.023
For 2023 the diluted net profit used in the calculation of dilutive profit per share amounts to $10.5 million. Difference between the weighted average shares outstanding and the weighted average diluted shares outstanding used for basic profits calculations per share relates to options and LTIP. The 62,412,622 average shares related to the convertible bonds are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per December 31, 2023 and the date of these financial statements is provided in the following table.
Movements of shares and other instruments between December 31, 2023 and April 4, 2024 are shown in the table below:

	December 31, 2023	Shares issued	Other	4 April 2024
Shares	671,073,243	2,365,070	—	673,438,313
RSU	11,187,064	—	25,000	11,212,064
Options	34,482,312	(1,090,876)	—	33,391,436
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	17,534,261	(1,222,839)	5,365,914	21,677,336
Issued	796,689,502	51,355	5,390,914	802,131,771
Available for issue	259,310,498	(51,355)	(5,390,914)	253,868,229
Authorized share capital	1,056,000,000	—	—	1,056,000,000
26. SHAREHOLDERS’ EQUITY
The Company’s authorized share capital amounts to $11.6 million (€10.6 million), exchange rate (EUR:$) equals 1:1.1002) and is divided into 1,056,000,000 ordinary shares with a nominal value of €0.01 each. At December 31, 2023 and December 31, 2022, all 671,073,243 (€6.7 million) and 656,348,225 shares outstanding, have been fully paid-up.
Other reserves include those reserves related to currency translation, fair value revaluation, participating interest and capitalized development costs in which the movements can shown below:

Amounts in US$ ‘000	Legal Reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Reserve Fair value revaluation	Total
Balance at January 1, 2022	3,965	402	1,316	(2,283)	3,400
Movements in the year	(10,349)	—	(1,083)	(705)	(12,137)
Balance at December 31, 2022	(6,384)	402	233	(2,988)	(8,737)
Movements in the year	6,042	(296)	(233)	1,167	6,680
Balance at December 31, 2023	(343)	106	—	(1,821)	(2,057)
Please refer to the consolidated statement of changes in equity and Note 25.

27. EVENTS AFTER THE REPORTING YEAR
Management identified no events after the reporting period affecting the 2023 financial statements.