Form 20-F
period 2024-12-31
Pharming Group N.V.
filed 2025-04-03
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Pharming Group N.V.
Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Mr. Fabrice Chouraqui, CEO
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

680,308,735 ordinary shares, nominal value €0.01 per share, as of December 31, 2024.

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
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

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

TABLE OF CONTENTS
		PAGE
Item 18.	FINANCIAL STATEMENTS	129
Item 19.	EXHIBITS	130
GENERAL INFORMATION
In this Annual Report on Form 20-F, or Annual Report, the terms “Pharming,” “Pharming Group,” “Pharming Group N.V.,” “the Group,” “the Company,” “we,” “us” and “our” refer to Pharming Group N.V. together with its subsidiaries, except where the context otherwise requires.
“Joenja®” is the global registered trademark for leniolisib. When discussing the U.S. market or the commercialized product in the U.S., or other countries where the product has received regulatory approval, we generally use the trademarked name Joenja® instead of leniolisib.
“leniolisib” is the term we generally use when discussing clinical trials or studies or when discussing the product as related to markets outside of regulatory approvals.
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
•our ability to successfully acquire new products and product candidates and successfully integrate those we acquire;
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

Summary of Selected Risks Associated with Our Business

•The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces competition from other products (acute and prophylactic) used to treat Hereditary Angioedema, or HAE, including products to prevent and treat HAE attacks. There are several products from other competitors that have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not maintain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
•We are heavily dependent on sales of RUCONEST® in the United States. If we are unable to continue to further commercialize RUCONEST®, our business could be materially harmed.
•Joenja® is a newly approved drug in the U.S., the U.K., Australia and Israel and could develop unexpected safety or efficacy concerns, which would likely have a material adverse effect on us.
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
•We may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our current product candidates due to limited resources available.
•The costs and timing of potential clinical trials, filings and approvals, and the potential therapeutic scope of the development and commercialization of our products involve a high degree of uncertainty and risk which make it difficult to predict the time and costs of product development of novel approaches.
•We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, and on a timely basis, our business may be adversely impacted.

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
•We depend on our information technology systems and have been and may in the future be the victim of cyberattacks, which may compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.
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

Risks Related to Our Business
The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks. Consequently, we may not maintain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
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
Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1-inhibitor, or C1INH, products. Oral products for the prevention of HAE attacks are also being developed. Orladeyo® (berotralstat) is an oral prophylactic product which was approved in the fourth quarter of 2020. In the acute market, we face pricing competition as a result of the 2019 market entry of generic equivalents to the acute treatment: Firayzr® (icatibant injection). Consequently, we may not maintain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. In addition, new technologies from competitors may make RUCONEST® obsolete.
Our competitors include major international pharmaceutical companies as well as smaller or regional specialty pharmaceutical and biotechnology companies. Many of our competitors are larger and have greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, prosecuting intellectual property rights and marketing approved products than we do. Such competitors may be better equipped to withstand adverse changes in economic and industry conditions. Smaller or early stage companies may also be significant competitors, particularly through collaborative arrangements with large, established companies. Key competitive factors affecting the commercial success of our products and any other products that we develop or acquire are likely to be safety, efficacy, tolerability profile, reliability, convenience of dosing, price and reimbursement. We may also face future competition from companies selling generic alternatives to RUCONEST® in countries where we do not have patent coverage, orphan drug status or another form of data or marketing exclusivity or where patent coverage or data or marketing exclusivity has expired, is not enforced, or may, in the future, be challenged.
We are heavily dependent on sales of RUCONEST® in the United States. If we are unable to continue to effectively commercialize RUCONEST®, our business could be materially harmed.
We have, to date, been substantially focused on the development and commercialization of RUCONEST®, and we expect to continue to be dependent primarily on revenues from RUCONEST® sales in the near term. Although we have begun sales of Joenja® in the United States, RUCONEST® sales accounted for approximately 84.9% of our total revenues in 2024, and we expect it to continue to make up the majority of our revenues for the foreseeable future. Accordingly, any adverse events or findings regarding the properties, efficacy or safety of RUCONEST®, or material constraints on the manufacturing of RUCONEST®, may have a material impact on our financial results and operations.
Our ability to meet expectations with respect to sales of RUCONEST®, generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:

•the ability to maintain and grow global market acceptance for RUCONEST® among healthcare professionals and patients in the United States, EU, and other key markets for the treatment of approved indications;
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
Joenja® is a newly approved drug in the U.S., the U.K., Australia and Israel and could develop unexpected safety or efficacy concerns, which would likely have a material adverse effect on us.
Joenja® was granted approval by the FDA in the U.S. in late March 2023, by the MHRA in the U.K. on September 25, 2024, by the Therapeutic Goods Administration, or TGA, in Australia on March 18, 2025, and by the Israeli Ministry of Health in Israel on April 30, 2024. In these countries, Joenja® is now being used by a larger number of patients, potentially for longer periods of time, and we and others (including regulatory agencies and private payors) collect extensive information on the efficacy and safety of Joenja® by monitoring its use in the marketplace. New safety or efficacy data from market surveillance may result in negative consequences including the following:
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
•continued demand from two U.S. specialty wholesale companies that in 2024 represented 77% of our revenues; and
•sufficient third-party insurance coverage or reimbursement.
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
If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or we are unable to enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.

We have been promoting RUCONEST® in Europe and the Middle East since we re-acquired the license in 2020 and are currently preparing for the launch of leniolisib in the U.K., Japan, Germany, France, Italy, Spain, Canada and Australia. Establishing and maintaining internal medical and commercial capabilities, as we are doing for Joenja®, carries an element of risk. For example, recruiting and training an integrated medical and commercial organization can be expensive and time consuming and could delay any product launch. Furthermore, if the commercialization of a product is delayed, establishing a commercial organization prematurely would result in the need to reconfigure the organization.

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
We enter into arrangements with a variety of third-parties to perform a range of activities including medical affairs, regulatory and reimbursement support and, sales, marketing and distribution services outside of the United States and Europe. We have made leniolisib available for activated phosphoinositide 3-kinase delta, or PI3Kδ, syndrome, or APDS, patients in a select number of large markets. Where viable, following regulatory approval, we intend to market leniolisib directly in the U.K., Japan, Germany, France, Italy, Spain, Canada and Australia. Prior to regulatory approval in certain markets, we will make leniolisib available via a variety of access schemes. In addition, we have granted the China State Institute of Pharmaceutical Industry, or the CSIPI, an exclusive license to commercialize rhC1INH in China, and the CSIPI is collaborating with the Chengdu Institute of Biological Products Co, Ltd, or the CDIBP, and we are solely dependent on their efforts to commercialize rhC1INH in that territory. On December 15, 2023, the CDIBP announced that it received the clinical trial permit from the Center for Drug Evaluation of the National Medical Product Administration for the clinical development of rhC1INH in China. We may receive certain regulatory and manufacturing-associated milestones, and we are eligible to receive low to mid-single digit royalties from sales in China by the CSIPI, affiliates of the CSIPI and sublicensees of the CSIPI. Dependence on distribution arrangements to commercialize our products in certain jurisdictions subjects us to a number of risks. We do not have control over such third parties and any of them may fail to devote the necessary resources and attention to distribute our products effectively. In addition, any potential non-compliance with applicable laws and regulations by such third parties would potentially expose us to sanctions. If such third-party arrangements are terminated or allowed to expire, the marketing and sales of a product in that jurisdiction may be interrupted, which could adversely affect our revenues. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. See “Item 3 – D. Risk Factors – We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business” of this Annual Report.
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

Assuming we obtain coverage for our product candidates by third-party payors, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the U.K., the EU Member States, or elsewhere will be maintained for our approved products or available for our product candidates or any product that we may develop, and any reimbursement that may be or become available may be decreased or eliminated in the future. There is an increasing tendency of health insurers to reduce healthcare costs by limiting both the coverage and breadth of reimbursement for new therapeutic products and in some cases by refusing to provide coverage altogether.
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
Further, it is possible that a third-party payor may consider our products or product candidates as similar to alternative treatment options and only offer to reimburse patients for a less expensive product. In some cases this can involve a requirement that patients try the less expensive product first, only approving other therapies after the patient does poorly on the less expensive product. Even if we show improved efficacy or convenience of administration with our products or product candidates compared to products marketed by our competitors and the prevailing standard of care, the pricing of existing therapies may still limit the amount we could charge. Third-party payors may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on them.
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
We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, and on a timely basis, our business may be adversely impacted.
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
Our past acquisitions and any future acquisitions may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies or successfully integrate them.
As a part of our growth strategy, we have made and may in the future make acquisitions of complementary businesses, products or research. For example, we completed the acquisition of Abliva AB in March 2025. Our past acquisitions and any future acquisition may involve numerous risks and operational, financial and managerial challenges, including the following, any of which could adversely affect our business, financial condition or results of operations:
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
•risks associated with acquiring intellectual property, including potential disputes regarding acquired companies’ intellectual property;
•difficulty integrating the new business or asset; and
•failures of diligence and the resulting development of previously unidentified liabilities.
There can be no assurance that any of the acquisitions we made in the past or we may make in the future will be successful or will be, or will remain, profitable. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
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
We depend on our information technology systems and have been and may in the future be the victim of cyberattacks, which may compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.
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
A breach may require notification to governmental agencies, supervisory bodies, credit reporting agencies, the media or individuals pursuant to various federal, state and foreign data protection, privacy and security laws, regulations and guidelines, if applicable. These may include without being limited to state breach notification laws, and the General Data Protection Regulation, or GDPR. Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure or modification of personal information (including protected health information), that prevents access to personal information or materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs or loss of revenue and we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Furthermore, federal, state and international laws and regulations, such as the GDPR, can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail.
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
Two U.S. customers (namely specialty pharmacies) accounted for $227.7 million, or 77%, of our revenues for the year ended December 31, 2024, and $204.3 million, or 83%, of our revenues for the year ended December 31, 2023. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of specialty pharmacies. With specialty products, the pharmacies provide patient support services that are more than are provided by retail pharmacies, and effective communication and relations between our hub and these pharmacies are important in maintaining timely and consistent filling of prescriptions for RUCONEST®.
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
We rely, and will continue to rely, on a combination of patents, trademarks and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future product candidates. We use patents and licensing to protect our products and technology. We try to be careful to develop products that don’t infringe on the proprietary rights of third parties. Currently, we have over a hundred patent applications granted and pending in countries including the U.S., Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.
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
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in loss of exclusivity or in patent claims being narrowed so that they no longer cover competitors’ products that are considered to infringe, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or unduly limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority. Various extensions may be available; however, the exclusivity and protection afforded by a patent is limited. Further, the relevant authorities may not grant the patent extensions we expect, which would further limit the term of our expected patent exclusivities. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.
Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of asserted patents at risk of being invalidated or interpreted narrowly and could put a related patent application at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as assertions that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory and other requirements, including novelty, non-obviousness, enablement, written description, lack of double patenting and statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the U.S. Patent and Trademark Office, or the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. Third parties may also make it more difficult to obtain patents to our valuable technologies by engaging in pre-issuance submissions of prior art to the USPTO and in analogous proceedings in other jurisdictions. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we may license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.
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
Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. For this reason, we may not obtain patents protecting our products and/or services in all jurisdictions where we offer them. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or EU, or where enforcement rights do not exist. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be refused in certain jurisdictions, such as, for example. China, India, Brazil, which have different requirements for patentability.
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
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, antitrust and competition laws, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, certain prohibitions under the Dutch Criminal Code (Wetboek van Strafrecht), the Dutch Economic Offences Act (Wet op Economische Delicten), the U.K. Bribery Act, and other state and national anti-bribery, medicines advertising and anti-money laundering laws in the countries in which we conduct activities or countries that are otherwise relevant for our activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other partners from authorizing, promising, offering, or providing, directly or indirectly, payments, or anything else of value to recipients in the public or private sector (in relation to an act or omission (to be or having been) by the recipient). We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the U.K. Bribery Act or local anti-corruption laws. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements, and currency exchange regulations.

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
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal data (including health data) in the EU is governed by the provisions of the GDPR. This regulation, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the EU, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of personal data breaches to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the EU to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States, and the United Kingdom (which has implemented the GDPR into its domestic law as noted below) may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which trigger different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities. Recent enforcement actions against multinational companies have resulted in significant fines.
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
A “third country” is a country other than the EU Member States and the three additional European Economic Area, or EEA, countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Unless an exemption applies, appropriate safeguards are required to enable transfers of personal data from the EU and EEA Member States. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. With this decision, the European Commission considers that personal data benefits from an essentially equivalent level of protection under UK law to that guaranteed under EU law, and thus allows personal data to flow freely from the EEA to the United Kingdom. This adequacy decision is however limited in time, and its renewal will depend on whether the United Kingdom continues to ensure an adequate level of data protection. As the United Kingdom is currently looking to reform its data protection regime, there is uncertainty as to whether the United Kingdom will be able to maintain its adequacy status in the future. Similarly, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework on July 10, 2023, allowing the transfer of personal data from the EEA to U.S. companies participating in the EU-U.S. Data Privacy Framework. In January 2025, the Trump Administration dismissed three Democratic members of the Privacy and Civil Liberties Oversight Board, or PCLOB, an independent body responsible for ensuring transparency and accountability in U.S. surveillance practices that plays an essential role under the EU-U.S. Data Privacy Framework. As a result, the PCLOB no longer has the sufficient quorum to function effectively and it is unclear what the impact of this decision will be on the validity of the EU-U.S. Data Privacy Framework.
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
We are subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal government and the states and foreign governments in the jurisdictions in which we conduct our business. Third-party payors play a primary role in the approval of prescriptions for RUCONEST® and Joenja®, and we expect will do so for any product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors, healthcare practitioners and patients may expose us to broadly applicable fraud and abuse, medicines advertising and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations in the United States include the following:
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
•ACA, analogous state and foreign laws and regulations, such as state anti-kickback, medicines advertising and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;
•some state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance codes and guidelines and the relevant compliance guidance promulgated by governments and industry bodies and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures;
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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, public procurement, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
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
RUCONEST® has been approved by the FDA, the European Commission and certain other regulatory authorities for the treatment of HAE attacks. Joenja® is approved in the United States, United Kingdom, Australia and Israel for the treatment of APDS, .Regulatory approval is limited to the specific indication for which approval has been granted and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing our products for other indications. We may be subject to significant fines, penalties or injunctions if we are determined to have promoted or be promoting the use of either of our products for unapproved or “off-label” uses, resulting in damage to our reputation and business.
RUCONEST® is approved by the FDA, the European Commission and certain other regulatory authorities for the treatment of HAE attacks, and Joenja® is approved in the United States, United Kingdom, Australia and Israel for the treatment of APDS, but these products are not currently approved for the treatment of other indications. Regulatory authorities strictly regulate the promotional claims that may be made about prescription products, and our products may not be promoted for uses that are not approved, as reflected in its approved labeling. If we are not able to obtain regulatory approval for any desired future indications for our products and product candidates, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.
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
As previously disclosed in our Form 20-F for the year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting across each of the five components of the COSO framework (control environment, risk assessment, control activities, information and communication, and monitoring) at the entity level and accordingly, across our business and IT processes.
We have also made notable improvements in control areas related to corporate income tax and accounting for significant transactions, however we did not fully remediate the material weaknesses in these areas. As such, we have outlined a remediation plan to help address these items for fiscal year 2025. See “Item 15 - Controls and Procedures” for additional information.
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
Our inability to conclude that we have effective internal control over financial reporting and our auditors’ inability to provide us with an unqualified report on the effectiveness of our internal control over financial reporting, as required by Section 404, may (i) cause investors to lose confidence in the accuracy or completeness of our financial reports, (ii) cause the price of our ADSs or ordinary shares to decline and (iii) subject us to litigation, sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate the material weaknesses in our internal control over financial reporting could also restrict our future access to the capital markets. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.
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
A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, ongoing geopolitical tensions and conflicts, including the conflict in the Middle East and Ukraine, has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us.
While we are headquartered in The Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of Joenja® in the United States, the U.K., Australia and Israel, and RUCONEST® in the United States and in other countries outside the EU, we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.
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

Risks Related to the ADSs
As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and the Nasdaq Stock Market LLC, or Nasdaq, rules, and we are permitted to file less information with the SEC than are U.S. companies. In addition, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may make our American Depositary Shares, or ADSs, and ordinary shares less attractive to investors.
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
We have incurred and will continue to incur increased costs as a result of simultaneously having the ADSs listed in the United States and our ordinary shares admitted to trading on Euronext Amsterdam in The Netherlands, and our senior management have been and will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a company whose securities are publicly listed in the United States, we have incurred significant legal, accounting and other expenses, even though our ordinary shares are admitted to trading on Euronext Amsterdam. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.
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
Certain provisions of our Amended and Restated Articles of Association may make it more difficult or less attractive for a third party to acquire control of us or to effect a change in our board of directors. These provisions include: the provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a simple majority of votes cast representing at least one third of our issued share capital; the provision that our directors may only be removed by the general meeting of shareholders by a simple majority of votes cast representing at least one third of our issued share capital; and the requirement that certain matters, including an amendment of our Amended and Restated Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors. Currently we have no such protective measures in place.
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
We do not treat holders of the ADSs (rather than the ordinary shares underlying the ADSs) as shareholders, and they are not able to exercise shareholder rights, except through our depositary and except that the ADS holders have the right to attend our general meetings. The depositary is the holder of the ordinary shares underlying the ADSs, and ADS holders are able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares are able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, do not receive any notice directly from us. Instead, in accordance with the deposit agreement, we do use commercially reasonable efforts to provide at least 30 days’ notice to the depositary of any such shareholders’ meeting and details concerning the matters to be voted on in advance of the meeting date. If we so instruct, the depositary distributes to ADS holders the notice of the meeting and a statement as to the manner in which voting instructions may be given, or deemed given, in accordance with the deposit agreement by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions are not voted.
The trading of our ordinary shares on Euronext Amsterdam and of our ADSs on the Nasdaq may adversely affect the liquidity and value of our ADSs.
Our ordinary shares are traded on Euronext Amsterdam and our ADSs are traded on the Nasdaq. The price of our ADSs could be adversely affected by trading in our ordinary shares on Euronext Amsterdam and the price of our ordinary shares traded on Euronext Amsterdam could be adversely affected by trading in ADSs on the Nasdaq. The speed by which ADSs can be exchanged for ordinary shares and subsequently traded on Euronext Amsterdam and vice versa might cause differences between the market price for an ADS and the market price for an ordinary share. Additionally, our ordinary shares are quoted in Euros on Euronext Amsterdam, and the ADSs are quoted in U.S. dollars on Nasdaq. Movements in the Euro-U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on Nasdaq or the Euro price on Euronext Amsterdam. For example, if the Euro weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Euros increases or remains unchanged. Investors might arbitrate between stock exchanges to exploit such differences, exacerbating potential volatility in our market price.
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
A non-U.S. corporation will be a Passive Foreign Investment Company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations”) holds our ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Based on our estimated income, assets and market capitalization for 2024, we do not believe we were classified as a PFIC for 2025. However, whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.

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
We are registered with the Dutch Chamber of Commerce under number 28048592. Our ordinary shares are traded on Euronext Amsterdam under the symbol “PHARM.” As of December 22, 2020, our ADSs were admitted for listing on the Nasdaq under the symbol “PHAR” and began trading on Nasdaq Global Market. The address of our registered office is Darwinweg 24, 2333 CR Leiden, The Netherlands. The telephone number of the registered office is +31 (0)71 5247 400. Our agent for service of process in the United States is Pharming Healthcare Inc. The Pharming Healthcare Inc. office is located at 10 Independence Blvd, Suite 401, Warren, New Jersey 07059. The telephone number is +1 908 524 0888.
Our actual capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to $0.8 million, $1.4 million and $1.4 million, respectively. Our capital expenditures primarily consist of property, plant and equipment, such as investments in new machinery and equipment in The Netherlands.
We maintain a website at www.pharming.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at http://www.sec.gov.

B. Business Overview

Overview
We are a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing a portfolio of innovative medicines, including small molecules and biologics, to serve the unserved rare disease patient.
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
Our second commercialized product, Joenja® (leniolisib), is a small molecule kinase inhibitor that was licensed from Novartis International Pharmaceutical AG, or Novartis, in 2019. It is approved in the United States, United Kingdom, Australia and Israel for the treatment of activated phosphoinositide 3-kinase delta, or PI3Kδ, syndrome, or APDS, a primary immunodeficiency, or PID, in adult and pediatric patients 12 years of age and older. Joenja® is commercialized in the United States through our own sales and marketing organization.
We have filed for regulatory approval of leniolisib for APDS in additional key markets and have ongoing clinical trials to support regulatory filings for approval in Japan and for pediatric label expansion.
We are also developing leniolisib in additional PIDs, which affect significantly more patients than APDS, for which we have initiated two Phase II studies. The first of these studies is focused specifically on genetically identifiable PIDs with immune dysregulation linked to altered PI3Kδ signaling. This study includes ALPS-FAS, CTLA4 haploinsufficiency, NFKB1 haploinsufficiency and PTEN deficiency, among others. The second is a broader Phase II study for common variable immunodeficiency, or CVID, with immune dysregulation identified independently of genetics. These PID populations represent a significantly larger market opportunity than APDS alone, with the broader CVID with immune dysregulation patient population including most of the narrower genetically identified PIDs with immune dysregulation linked to altered PI3Kẟ signaling population.
We completed the acquisition of Abliva AB in March 2025, strengthening our late-stage pipeline with the addition of KL1333. KL1333 is a potential first-in-disease asset for mitochondrial DNA-driven primary mitochondrial diseases, being studied in a pivotal clinical trial with a positive interim analysis achieved.
We are headquartered in Leiden, the Netherlands, with our U.S. headquarters located in Warren, New Jersey. We are dually listed on the Euronext Amsterdam (PHARM) and Nasdaq Global Select (PHAR) exchanges.
We continue to pursue a strategy focused on value-accretive opportunities to grow our portfolio and pipeline in rare diseases.

Our Portfolio

The following chart summarizes the status of our commercialized product and development program portfolio:

Lead Optimization
Preclinical
Phase I
Phase II
Phase III or Pivotal
Submission to regulatory authorities
Approval & Commercialization
HEREDITARY ANGIOEDEMA (HAE)
RUCONEST®
acute HAE
PRIMARY IMMUNODEFICIENCIES (PIDs) WITH IMMUNE DYSREGULATION
JOENJA® (leniolisib)
(Marketed in the U.S.)
(Approved in U.K., Australia and Israel)
activated phosphoinositide 3-kinase delta syndrome (APDS)
leniolisib
(Geographic expansion)
APDS
leniolisib
(Pediatric)
APDS
leniolisib
PIDs with immune dysregulation linked to PI3Kδ signaling (genetically defined)
leniolisib
CVID with immune dysregulation
PRIMARY MITOCHONDRIAL DISEASE
KL1333
mtDNA mitochondrial disease

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
In its most common forms, HAE is caused by a functional deficiency of a plasma protein called C1-inhibitor, or C1INH. The patients’ C1INH deficiency leads to the uncontrolled activation of the complement cascade, resulting in the over-production of some mediators, leading to the leaking of fluid from blood vessels to the tissue space. The most common symptoms of an HAE attack are caused by overproduction of the bradykinin initiator protein, kallikrein, and thus excessive leakage of fluid into tissue spaces (edema or swelling). Patients may suffer bouts of excruciating abdominal pain, nausea and vomiting that is exacerbated by swelling in the intestinal wall. Airway, or laryngeal, swelling is particularly dangerous and can lead to death by asphyxiation. Untreated, attacks can last for several days.
The approach to treatment has been initially focused on replacing the missing protein with exogenous C1INH, either collected from pooled plasma or derived recombinantly. More recently, with greater understanding of the pathogenesis, treatments have been developed to block the patients’ contact system.
RUCONEST® has been shown to normalize C1INH activity levels and has been shown to be clinically relevant in HAE attack treatment. The standard posology for the treatment of HAE attacks is 50 units per kilogram of the reconstituted product. RUCONEST® is administered through a slow intravenous, or IV, injection over approximately five minutes. One vial contains 2100 U of lyophilized product to be reconstituted with 14ml of water for injection. RUCONEST® irreversibly binds to several target molecules, including, importantly the coagulation factor FXII and the protease kallikrein, which (when unbound) cleaves a plasma protein into bradykinin and other products. By binding to and chemically deactivating these molecules, RUCONEST® stops the production of bradykinin and all other mediators and thereby stops the HAE attack.
We currently market RUCONEST® in the United States, the United Kingdom and the European Economic Area through our own sales force. We have various access programs designed to ensure that physicians can request RUCONEST® on behalf of individual patients, who meet the eligibility criteria and receive local health authority approval, in certain countries where RUCONEST® is not commercially available. For a breakdown of total revenues by categories of geographic market for each of the last three financial years, see “Item 5—A. Operating Result” of this Annual Report.

Joenja® (leniolisib) for the treatment of APDS
Our second commercialized product, Joenja®, is a small molecule kinase inhibitor for the treatment of APDS, a rare primary immunodeficiency first characterized in 2013.
Joenja® is the first and only treatment approved for APDS. As a disease modifying therapy, Joenja® targets the root cause of APDS, facilitating a balanced PI3Kδ pathway to improve the underlying immune defect in APDS and the myriad of clinical manifestations associated with the condition.
Discovered in 2013, APDS is a rare, genetic condition which affects approximately 1.5 people per million globally. It is a clinically heterogenous disease that can lead to end-organ damage and early mortality. APDS is a progressive primary immunodeficiency and regulatory disorder characterized by severe, recurrent sinopulmonary infections; persistent, severe, or recurrent herpes virus infections, particularly Epstein-Barr virus, or EBV, and Cytomegalovirus, or CMV; lymphadenopathy, hepatomegaly, splenomegaly, and/or nodular lymphoid hyperplasia; autoimmune cytopenias; enteropathy; bronchiectasis; possible malignancy, especially lymphoma; and dysregulated B and T cell function.
Although awareness of APDS has increased since its discovery in 2013, the disease may still be misdiagnosed in patients not seen by a specialist. Increased education among physicians is needed to aid early diagnosis and accurate treatment. Diagnostic delay may lead to an accumulation of damage over time, including bronchiectasis. APDS patients also have a significant risk of developing lymphoma due to the unchecked lymphoproliferation. Management of APDS frequently includes treatment such as prophylactic antibiotics, immunoglobulin replacement, immunosuppression, chemotherapy for lymphoma, or stem cell transplantation. Many of these drugs can cause serious side effects and transplant comes with a significant risk of morbidity and mortality. Patients with APDS have been reported to experience early mortality with their survival probability being up to 28% lower than the global population. Lymphoma has been reported to be the leading cause of death in patients with APDS (24%), followed by infections (17%).
Joenja® (leniolisib) is an oral small molecule PI3Kẟ inhibitor approved in the United States, United Kingdom, Australia and Israel, as the first and only targeted treatment indicated for APDS in adult and pediatric patients 12 years of age and older. Joenja® inhibits the production of phosphatidylinositol-3-4-5-trisphosphate, which serves as an important cellular messenger and regulates a multitude of cell functions such as proliferation, differentiation, cytokine production, cell survival, angiogenesis, metabolism and cell migration or trafficking. Results from a randomized, placebo-controlled Phase II/III clinical trial showed Joenja® to be clinically efficacious in both co-primary endpoints of the study. Joenja® demonstrated statistically significant impact on immune dysregulation and normalization of immunophenotype in the APDS patients that were enrolled. Data from the APDS open-label extension study also supports the safety and tolerability of long-term leniolisib administration.
We have filed for regulatory approval in additional key markets for APDS patients 12 years of age and older. Leniolisib is also being evaluated in two Phase III clinical trials in children with APDS. For one of these trials, we announced positive top line results which are consistent with the improvements seen in the randomized controlled trial. A Phase III clinical trial is also ongoing in Japan in adult and pediatric patients 12 years of age and older with APDS.

Clinical studies
In partnership with Novartis, we assessed the efficacy and safety of leniolisib in patients with APDS in a Phase II/III potentially registration enabling study. The study was composed of two sequential parts. The first part included six patients in an open-label dose escalation study designed to assess the safety, tolerability, pharmacodynamics and pharmacokinetics of leniolisib.
The first part of the study showed that oral leniolisib led to a dose-dependent reduction in PI3K/AKT pathway activity assessed ex-vivo and improved immune dysregulation. We observed normalization of circulating transitional and naive B-cells, reduction in PD-11CD41 and senescent CD571CD42 T cells and decreases in elevated serum immunoglobulin M and inflammatory markers including interferon g, tumor necrosis factor, CXCL13, and CXCL10. After 12 weeks of treatment, all patients showed amelioration of lymphoproliferation with lymph node sizes and spleen volumes reduced by 39% (mean; range, 26%-57%) and 40% (mean; range, 13%-65%), respectively. Leniolisib was well tolerated and improved laboratory and clinical parameters in APDS, supporting the specific inhibition of PI3Kδ as a potential therapy in APDS and other diseases characterized by over-activation of the PI3Kδ pathway.
The second part was a randomized, blinded, placebo-controlled study, which enrolled 31 patients with APDS who were 12 years of age or older. Patients were randomized 2:1 to receive either leniolisib 70mg twice daily or placebo for 12 weeks. Following this, patients were permitted to roll over to an open-label extension study to evaluate long-term safety, tolerability, and efficacy of leniolisib. Primary outcome measures were differences from baseline in lymph node size and in percentage of naïve B cells in peripheral blood, assessed as proxies for immune dysregulation and deficiency.
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
The open-label extension, or OLE, study was completed in January 2025 and included 37 patients with APDS 12 years of age and older who, at the time of data cutoff for the interim analysis, had received 70mg of the selective PI3Kδ inhibitor leniolisib twice a day for at least 25 weeks; 66% were exposed for 96 weeks or longer, with a median duration on study therapy of approximately two years; four patients had more than five years exposure. The study was primarily designed to assess the safety and tolerability of long-term leniolisib treatment in adult and adolescent patients with APDS who previously participated in a Phase II/III leniolisib study. The OLE study’s secondary endpoints were intended to evaluate the efficacy and pharmacokinetics of long-term leniolisib treatment in these patients.
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
Two post-hoc analyses were performed to assess infection rates and immunoglobulin replacement therapy, or IRT, usage. 37% of participants who were on IRT were able to reduce their IRT use while taking leniolisib. Six patients became IRT-independent, with four of those patients having been IRT-independent for one to two-and-a-half years at the data cutoff. The median time to IRT reduction was 12.1 months and the median time to IRT discontinuation was 11.9 months. IRT use was captured by the investigator as concomitant medication at each study visit per protocol. IRT utilization was not prespecified as an endpoint or analysis and is observational only; no determination of statistical significance can be made and no conclusions should be drawn.

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

APDS patient diagnostic support
On March 2, 2021, we announced the launch of a sponsored genetic testing program called navigateAPDS, designed to assist clinicians in identifying patients and their family members with APDS, which may lead to earlier diagnosis. A genetic test enables a clinician to confirm their clinical suspicions and definitively diagnose APDS.
Our support of the navigateAPDS program will continue to facilitate genetic testing and counselling for eligible individuals in the United States and Canada at no charge. The navigateAPDS program offers testing with comprehensive immunodeficiency panels, providing critical information on potential genetic causes of immunodeficiencies and dysregulation that a patient may have. In addition to providing genetic testing to individuals who may present with a clinical picture known to be associated with APDS, navigateAPDS offers pre-test and post-test genetic counseling through a third party, and all blood relatives of patients found to have a positive molecular diagnosis of APDS are qualified for familial variant testing through the program. By offering access to this testing, physicians and patients are able to better understand the genetic underpinnings of their disease and manage their condition more precisely.
In Europe, we are intensifying our patient identification efforts together with leading immunology centers of excellence treating patients with APDS and other rare immune deficiencies.
Based on available literature, we estimate APDS prevalence to be 1.5 patients per million. Our U.S. and global APDS patient finding efforts progressed during the year. As of December 31, 2024, we have identified over 880 diagnosed APDS patients of all ages in global markets, including over 240 patients in the U.S. Of the identified patients in the U.S., over 150 patients are 12 years of age and older and eligible for treatment with Joenja®.
We continued to advance several initiatives during 2024 to diagnose additional APDS patients, including our sponsored genetic testing program in the U.S. and Canada, partnerships with several genetic testing companies who undertake their own testing efforts and family testing programs. We have initiated a number of programs collaborating with clinicians and patients to aid in reducing the barriers and allowing the appropriate testing in families with APDS, to help identify family members of APDS patients who may also be affected by this disease. APDS is an inherited genetic disease and we believe that many of the over 240 APDS patients already identified in the U.S. are likely to have family members who remain undiagnosed.

APDS patient finding - Variant of Uncertain Significance, or VUS, resolution
APDS is diagnosed based on clinical symptoms, assessment of immune cell function and genetic testing. For a patient to receive a definitive APDS diagnosis, a genetic test revealing a disease-causing (pathogenic or likely pathogenic) variant in either the PIK3CD or PIK3R1 genes is required. Patients with clinical symptoms compatible with APDS frequently receive inconclusive genetic variant test results, i.e., previously unseen variants in the PIK3CD or PIK3R1 genes. It is important to determine if these VUSs cause APDS.

As of December 31, 2024, we are aware of approximately 1,200 patients in the U.S. with a VUS in the PIK3CD or PIK3R1 genes and are supporting validation studies with various laboratories to confirm which of these variants are pathogenic for APDS. Patients with disease-associated variants would receive a molecular diagnosis of APDS and, therefore, potentially be eligible for Joenja® treatment. Based on data from our navigateAPDS sponsored genetic testing program, PIK3CD and PIK3R1 VUSs are found at four times the frequency of those mutations currently classified as pathogenic / likely pathogenic for APDS.
Furthermore, a completed literature review and pilot study resulted in 20% of VUS patients being reclassified to APDS, suggesting that there could be a significant increase in the number of APDS patients in the U.S. once those patients with a VUS are reclassified.

We are supporting independent research to evaluate large numbers of VUSs without the need for additional patient testing. VUS resolution via high throughput screening methods is an established approach that is accepted as strong functional evidence for variant classification by various expert organizations including the American College of Medical Genetics, or ACMG, and ClinGen (a National Institutes of Health-funded resource).
One in vitro high throughput screening study was completed in the fourth quarter of 2024, identifying many novel variants leading to PI3Kδ hyperactivity. We are now supporting clinical genetics laboratories across the U.S. to be able to use their independent variant interpretation to reclassify variants and thus issue amended genetic testing reports for any variants these laboratories deem to be disease-causing. We anticipate that these endeavors will lead to the identification of new patients with APDS.

Regulatory status

United States
On March 24, 2023, the FDA approved our New Drug Application, or NDA, of Joenja® (leniolisib) for the treatment of adult and pediatric patients 12 years of age and older with APDS. The FDA evaluated the Joenja® application for APDS under Priority Review, which is granted to therapies that have the potential to provide significant improvements in the treatment, diagnosis or prevention of serious conditions. Joenja® was launched in the U.S. in early April 2023.

United Kingdom
On March 12, 2024, we submitted a Marketing Authorisation Application, or MAA, with the MHRA for APDS patients 12 years of age and older through the International Recognition Procedure, or IRP, which replaced the European Commission Decision Recognition Procedure, or ECDRP, beginning January 1, 2024, on the basis of the U.S. FDA approval.
On September 25, 2024, the U.K. MHRA granted marketing authorization for Joenja® (leniolisib) for the treatment of APDS in adult and adolescent patients 12 years of age and older. Joenja® was the first new medicine approved by the MHRA via the IRP using the FDA as reference regulator.
Israel
On April 30, 2024, the Israeli Ministry of Health granted Marketing Authorization for Joenja® (leniolisib) for the treatment of APDS in adult and pediatric patients 12 years of age and older.

Australia
We filed regulatory submissions for APDS patients 12 years of age and older in Australia in the third quarter of 2023. We received positive feedback from the Australian Advisory Committee on Medicines and in March 2025, we received approval for Joenja® (leniolisib) from the Australian TGA, for the treatment of APDS in adult and adolescent patients 12 years of age and older.

European Economic Area
In October 2020, we announced that the European Commission had granted orphan drug designation for leniolisib for the treatment of APDS, based on a positive opinion from the Committee for Orphan Medicinal Products, or COMP, of the European Medicines Agency, or EMA.
In January 2022, a positive decision was made by the EMA on the Pediatric Investigation Plan, or PIP, for leniolisib. For the registration of new medicines in Europe, biopharmaceutical companies are required to provide a PIP which outlines the strategy for investigation of a new medicinal product in the pediatric population. The positive PIP opinion from the Pediatric Committee is an endorsement of the clinical program to evaluate the safety and efficacy of leniolisib in patients from 1 year of age to less than 18 years of age with APDS.
In August 2022, we announced the leniolisib MAA was granted accelerated assessment by EMA’s CHMP. The accelerated assessment reduces the review timeframe from 210 days to 150 days. Upon request, EMA will grant an accelerated assessment of an MAA if they decide the product is of major interest for public health, and in particular, from the viewpoint of therapeutic innovation.

In October 2022, we submitted an MAA to EMA for leniolisib as a treatment for APDS in adult and pediatric patients 12 years of age and older. The MAA was supported by positive data from a Phase II/III study of leniolisib, announced on February 2, 2022, which met its co-primary endpoints of reduction in lymph node size and increase in percentage of naïve B cells in patients with APDS. Furthermore, safety data from the study showed that leniolisib was well tolerated by participants. Also submitted as part of the MAA were data from a long-term, open-label extension clinical trial in patients with APDS treated with leniolisib.
On October 28, 2022, we announced that our MAA for leniolisib had been validated for scientific evaluation under an accelerated assessment by the CHMP.
In February 2023, we announced that the CHMP decided to shift its assessment of the MAA for leniolisib to a standard review timetable. We received the list of questions from the EMA, which included a request to submit updated data from the ongoing long-term extension study collected after the interim analysis included in the original MAA.
In May 2023, we submitted our response to the CHMP Day 120 list of questions. Subsequently, as part of the MAA review procedure timetable, we received the CHMP’s Day 180 list of outstanding issues in July 2023.
In August 2023, we announced that considering the rarity of the disease and the unmet need for the treatment of APDS patients, the CHMP would consult an Ad-hoc Expert Group, or AEG, at a closed meeting also involving our representatives including leniolisib investigators and APDS patients. Under EMA regulations, the CHMP may call an AEG meeting when a medicine is being assessed that requires input from specialized scientific advisors on matters that may fall outside the expertise of the EMA’s established Scientific Advisory Groups, as is typically the case for rare diseases with few experts.
In October 2023, we submitted our response to the CHMP Day 180 list of outstanding issues, or LoOI, In November 2023, we received a Day 180 Second LoOI from the CHMP. The CHMP consulted the AEG at a meeting held at the end of November 2023.
On May 30, 2024, we announced that we received an updated LoOI from the CHMP which affirmed the positive clinical benefit and safety of leniolisib, in agreement with the assessment by the AEG, and included one remaining chemistry, manufacturing and controls, or CMC, request.
The CMC request relates to the definition of regulatory starting materials used in the manufacturing process for leniolisib. As we are committed to meeting all of the CHMP’s specific requirements, additional data and quality controls were provided and we proposed implementation of the CMC request post-approval. The CHMP requested that this work be completed pre-approval and has granted us an extension to January 2026 to submit a response. We are on track to complete the manufacturing activities requested by the CHMP and to submit a response prior to this deadline.

Additional markets
We filed regulatory submissions for APDS patients 12 years of age and older in Canada in the third quarter of 2023. In July 2024, we submitted a response to a Health Canada Notice of Deficiency. We had ongoing interactions with Health Canada which recently granted us an extension to February 2026 to respond to a request for additional CMC data, in line with the EMA extension. We plan to respond in early 2026 and expect a regulatory decision in 2026.
In Saudi Arabia, we submitted a New Drug Application for patients 12 years of age and older to the Saudi Food & Drug Authority, or SFDA, in November 2024, and expect a regulatory decision in 2026 subject to the SFDA’s reliance procedure with the FDA. On May 15, 2024, South Korea granted Orphan Drug Designation for leniolisib in APDS. We submitted a New Drug Application for patients 12 years of age and older to the Ministry of Food and Drug Safety in South Korea in March 2025. We also anticipate filing for regulatory approval in Japan in mid-2025.

Market access
We currently market Joenja® (leniolisib) for the treatment of APDS in adult and pediatric patients 12 years of age and older in the United States. On March 13, 2025, the National Institute for Health and Care Excellence, or NICE, published positive final draft guidance recommending Joenja® (leniolisib) for reimbursement and use within the National Health Service, or NHS, in England and Wales.
We have an agreement with Kamada Ltd., an Israel-based commercial stage global biopharmaceutical company with a portfolio of marketed products for rare and serious conditions focused on diseases of limited treatment alternatives, to commercialize Joenja® in Israel. Reimbursement negotiations for leniolisib with the Ministry of Health in Israel are ongoing.
We have named patient and early access programs designed to ensure that physicians can request leniolisib on behalf of individual patients living with APDS, who meet the eligibility criteria and receive local health authority approval, in certain countries where leniolisib is not commercially available.

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
The single-arm, open-label clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in three patients, 12 years of age and older, who have a confirmed APDS diagnosis. Each patient will receive weight-based dosing up to 70mg of leniolisib twice daily for 12 weeks. The study’s primary efficacy endpoints and secondary endpoints mirror those used to evaluate the clinical outcomes in each of the earlier leniolisib APDS trials.
We completed an interim analysis, after 12-weeks of treatment, for the Phase III clinical trial in Japan. The study’s safety and efficacy findings were in line with data from the randomized controlled trial used to support approvals in adult and adolescent APDS patients in the U.S. and other countries, and support a regulatory filing with Japan’s Pharmaceuticals and Medical Devices Agency, which is planned for mid-2025. An approval decision would be expected in nine months based on priority review of the application due to ODD. Eligible patients enrolled in the trial will continue to receive the investigational drug for at least an additional year through an open-label extension trial.

Pediatric clinical trials
We have developed a clinical plan to include children as young as one year of age. During the first half of 2022, we received positive decisions from the EMA and MHRA on the PIP for leniolisib as a treatment for APDS in children. The leniolisib PIP includes two planned, global clinical trials in pediatric patients with APDS 4 to 11 years of age and 1 to 6 years of age. These two studies were initiated in 2023 and will support global regulatory filings for pediatric label expansion.

Patients 4 to 11 years of age
This Phase III clinical trial is evaluating the investigational drug leniolisib in children with APDS at sites in the United States, Europe and Japan.
The single-arm, open-label, multinational clinical trial evaluates the safety, tolerability, and efficacy of leniolisib tablets in children 4 to 11 years of age. The study’s primary efficacy endpoints are a reduction in index lymph node size and an increased proportion of naïve B cells out of total B cells from baseline at 12 weeks. Secondary endpoints include an assessment of the ability of leniolisib to modify health-related quality of life based on measures of physical, social, emotional, and school functioning using a validated patient questionnaire. These endpoints mirror those used to evaluate the clinical outcomes in previous leniolisib APDS trials for patients 12 years of age and older.
The first patient was enrolled in the clinical trial in February 2023 and we initially sought to enroll 15 patients. We announced the completion of enrollment on April 8, 2024, with 21 children with APDS enrolled in the study.
On December 11, 2024, we announced positive top line results for the multinational Phase III clinical trial. The data are consistent with the improvements seen in the previously reported randomized controlled trial in adolescent and adult APDS patients. We plan to include data from this clinical trial in global regulatory filings for the approval of leniolisib for pediatric patients with APDS, beginning with a U.S. submission in the second half of 2025.
All 21 patients enrolled completed the 12-week treatment period. Lymphoproliferation improved as measured by a mean reduction in index lesion size and immunophenotype correction was demonstrated by an increase in the percent of naïve B cells. The improvements in lymphoproliferation and immunophenotype correction were seen across the four dose levels being investigated and were consistent with the improvements previously reported in adult and adolescent patients. All treatment emergent adverse events were reported to be mild to moderate in nature. There were no drug related serious adverse events, and all patients completed the 12-week treatment period.

Patients 1 to 6 years of age
This Phase III pediatric clinical trial is evaluating a new pediatric formulation of the investigational drug leniolisib in children with APDS at sites in the United States, Europe and Japan.
The single-arm, open-label, multinational clinical trial is evaluating the safety, tolerability, and efficacy of leniolisib in 15 children 1 to 6 years of age who have a confirmed APDS diagnosis. These patients will receive a specific, pediatric granulated formulation of leniolisib. The study’s primary efficacy endpoints and secondary endpoints mirror those used to evaluate the clinical outcomes in the previous leniolisib Phase II/III APDS trials for patients 12 years of age and older.
The first patient was dosed in November 2023 and enrollment in the study is continuing as planned.

Eligible patients enrolled in both of the pediatric trials will continue to receive leniolisib for a year after the initial 12-week treatment period through an open-label extension trial, to further evaluate the safety, tolerability and efficacy in these patients.

Leniolisib for additional PID indications
As we continue to work towards regulatory approvals of leniolisib for APDS in additional geographies and pediatric label expansion, we have identified and prioritized other indications where there is significant unmet medical need and leniolisib has the potential to deliver value for patients. PI3Kδ has been identified as an important player in a variety of inflammatory and autoimmune disease states, and leniolisib has demonstrated an attractive, long-term efficacy, safety and tolerability profile in clinical trials conducted in both healthy volunteers and APDS patients. This provides a solid basis for our plans for the investigation and investment in further leniolisib indications.
Primary immunodeficiencies (PIDs) with immune dysregulation
In December 2023, we announced the expansion of our rare disease pipeline with plans to develop leniolisib for additional primary immunodeficiencies, or PIDs, which affect significantly more patients than APDS. Leniolisib, by modulating PI3Kδ activity, could help in the treatment of PID patients with immune dysregulation, positively impacting their clinical manifestations of autoimmunity and end-organ lympho-infiltrative disease.
PIDs with immune dysregulation linked to altered PI3Kδ signaling
Based on our APDS experience, leniolisib has potential to be an effective and tolerable chronic treatment approach for PIDs with immune dysregulation linked to PI3Kδ signaling.
During 2024, we worked towards setup of a Phase II, proof of concept, clinical trial evaluating leniolisib in 7 genetically identifiable PIDs with immune dysregulation linked to enhanced PI3Kẟ signaling in lymphocytes, with similarities in their spectrum of noninfectious autoimmune, lymphoproliferative and/or end-organ lympho-infiltrative clinical phenotypes and in their unmet medical need to APDS. The clinical trial includes PID patients with ALPS-FAS, CTLA4 haploinsufficiency, NFKB1 haploinsufficiency and PTEN deficiency, among others. Specifically, PTEN patients with immunodeficiency are frequently described as ‘APDS-like,’ patients with ALPS-FAS display predominantly lymphoproliferative clinical manifestations with frequent cytopenic episodes, and CTLA4 haploinsufficiency as well as NFKB1 haploinsufficiency patients demonstrate lymphoproliferative, cytopenic, and/or organ-specific autoimmune/inflammatory complications of immune dysregulation. Epidemiology suggests a combined prevalence of approximately seven and a half patients per million in this targeted PID population, compared to one and a half patients per million for APDS. The first patient in this clinical trial was dosed on October 29, 2024.
The Phase II clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial are to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib. The trial has been designed to inform a subsequent Phase III program.
The Phase II clinical trial is being conducted at the National Institute of Allergy and Infectious Diseases, or NIAID, part of the National Institutes of Health, or NIH, with lead investigator Gulbu Uzel, M.D., Senior Research Physician, and co-investigator V. Koneti Rao, M.D., FRCPA, Senior Research Physician, Primary Immune Deficiency Clinic (ALPS Clinic).
In December 2024, we submitted a request for a Fast Track Designation for the treatment of PIDs linked to PI3Kδ signaling to the FDA, which was granted in February 2025. Fast Track is an FDA process designed to facilitate the development, and expedite the review of drugs to treat serious conditions that fulfill an unmet medical need.
CVID with immune dysregulation
CVID with immune dysregulation represents a much larger group of PID patients, which may be identified independently of genetics. Based on available CVID epidemiology, and the current understanding of CVID patients presenting with a similar clinical phenotype to APDS, we estimate that the targeted population has a prevalence of approximately 39 patients per million.
CVID represents the largest group of symptomatic primary immunodeficiency (PID) patients, where approximately 50% display autoimmune, lymphoproliferative and/or end-organ lympho-infiltrative clinical manifestations driven by immune dysregulation.
CVID patients with immune dysregulation have a large unmet medical need, with an 11-fold enhanced rate of mortality as compared to CVID patients with infectious manifestations alone, and the majority exhibit similarities in their spectrum of clinical manifestations to APDS patients. This strongly suggests commonalities in pathophysiology between APDS and CVID patients with immune dysregulation. This CVID with immune dysregulation population includes most of the patient population for the genetically identified PIDs with immune dysregulation linked to altered PI3Kẟ signaling discussed above, and represents a much wider opportunity for leniolisib development and potential for a wider benefit for PID patients.
We engaged with the FDA and EMA on the CVID indication and subsequently initiated a Phase II study for leniolisib in CVID patients with immune dysregulation, with the first patient dosed in March 2025.
The Phase II clinical trial is a single arm, open-label, dose range-finding, multi-center study to be conducted in approximately 20 patients 12 years of age and older. The trial will include patients with a CVID diagnosis, a requirement for evidence of lymphoproliferation and at least one additional clinical manifestation of immune dysregulation, including interstitial lung disease, autoimmune cytopenias, or enteropathy. The objectives for the trial will be to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in the targeted CVID with immune dysregulation population. The trial has been designed to inform a subsequent Phase III program. The lead investigator for the Phase II study is Jocelyn Farmer, M.D./PhD, Director of the Clinical Immunodeficiency Program of Beth Israel Lahey Health (Lahey Hospital & Medical Center in Burlington, MA), with additional clinical sites in the U.S., UK and EU.

KL1333 for mtDNA primary mitochondrial disease
In December 2024, we announced the acquisition of Abliva AB, a biotechnology company, based in Lund, Sweden, focused on developing medicines for the treatment of mitochondrial disease. This rare and often very severe disease occurs when the cell’s energy provider, the mitochondria, do not function properly. The acquisition was completed in March 2025.
Abliva’s lead product, KL1333, a regulator of the essential co-enzymes NAD⁺ and NADH, is in a pivotal clinical study (FALCON) in adult patients with genetically confirmed primary mitochondrial disease, or PMD, with mitochondrial DNA, or mtDNA, mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. KL1333 has been designed to treat chronic fatigue and myopathy (muscle weakness) in genetically confirmed adult patients with primary mitochondrial disease. Diagnoses can include MELAS-MIDD and KSS-CPEO spectrum disorders as well as MERRF syndrome. The drug candidate is intended for long-term oral treatment.
Over 30,000 patients diagnosed with mtDNA mitochondrial disease would be potentially addressable by KL1333 in the U.S., EU4 (France, Germany, Italy, Spain) and the U.K. KL1333 has shown positive clinical effects in a proof-of-concept Phase Ib study, and a pre-planned interim analysis of the ongoing pivotal FALCON trial demonstrated promising differences over placebo with both alternate primary efficacy endpoints passing futility. KL1333 has received Fast Track designation in the U.S. and Orphan Drug Designation for the treatment of PMD in the U.S. and EU. We are now moving to start the second wave of patient recruitment for the pivotal FALCON clinical trial. We anticipate the trial to read-out in 2027 with potential FDA approval by the end of 2028.
FALCON is a Phase II, global, randomized, placebo-controlled, pivotal study evaluating the safety and efficacy of KL1333 in adult patients with primary mitochondrial disease who experience consistent, debilitating fatigue and myopathy (muscle weakness), the most common and impairing symptoms. A total of 180 patients with mitochondrial DNA mutations who meet the eligibility criteria will be randomized 3:2 to receive KL1333 (total daily dose of 50mg-100mg) or placebo administered twice daily for 48 weeks. The two alternative primary endpoints assess consistent fatigue (using the PROMIS® Fatigue Mitochondrial Disease Short Form) and myopathy (using the 30 second Sit-to-Stand test), only one of which must be positive to file for marketing approval. An interim analysis evaluating 24-week data from the first wave of patients confirmed the strong safety profile of KL1333, and both primary endpoints passed futility, meaning that both have the potential to demonstrate benefit in the final analysis of the study.
We believe KL1333 has blockbuster potential in the U.S. alone and has the potential to significantly change our future growth trajectory. We funded this acquisition using existing cash, and anticipate covering costs to complete the pivotal trial with positive cash flows from our existing business. The acquisition of Abliva further strengthens our clinical pipeline with the addition of a potential first-in-disease therapy.

Pre-clinical pipeline

OTL-105
In 2021, we entered into a license agreement with Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, an investigational ex vivo autologous hematopoietic stem cell, or HSC, gene therapy for the treatment of patients with HAE due to a deficiency of C1INH. This novel approach has the potential of being curative, allowing HAE patients to live a normal life, without being dependent upon acute or prophylactic use of HAE medication.
OTL-105 is based on Orchard Therapeutics’ ex-vivo autologous gene therapy platform approach which is designed to use the HAE patients’ own blood stem cells and insert those cells into a working copy of the gene that is reduced in HAE. In pre-clinical proof of concept studies, gene-corrected stem cells produced relevant active C1-esterase inhibitor.
Preclinical development of OTL-105 continued, including work towards the preparation of preclinical proof of concept studies.
On January 24, 2024, Kyowa Kirin Co., Ltd., a Japan-based global specialty pharmaceutical company, completed the acquisition of Orchard Therapeutics.
On May 8, 2024, we announced that, consistent with our current strategy as well as prioritization of clinical development expansion of leniolisib into additional PID indications, we had decided to terminate the research collaboration & licensing agreement with Orchard Therapeutics and discontinue the OTL-105 program.

Manufacturing

RUCONEST®
Our proprietary transgenic manufacturing technology platform is the foundation upon which we started our Company. We have developed a unique, scalable, reproducible, current Good Manufacturing Practices, or cGMP, validated methodology for the production of the c1-esterase inhibitor (recombinant human protein). Our manufacturing process utilizes transgenic animals to produce this human recombinant protein in their milk. This process enables the production of the protein in the milk of the animals without the animals being subjected to unnecessary discomfort or being altered in other aspects of their biology. We raise the rabbits at specialized facilities with high standards of animal husbandry, welfare and security. These facilities further incorporate protections against contamination from the outside environment. All institutions using animals for research or production of medicinal products must comply with EU and national regulations regarding experimental animals. Before commencing any activity involving animals, a project license application must be approved by the Dutch regulatory ethics committee.
We have a comprehensive Code of Conduct which not only enforces the strict regulatory control over our transgenic biological materials and animals, with regard to the environment and particularly the continuous well-being of our animals, but also emphasizes our commitment to treat animals respectfully, refining procedures and reducing discomfort and stress as much as possible. Furthermore, an Animal Welfare Body consisting of the company veterinarian and animal technicians is established in every country where we operate animal facilities. We have multiple “upstream” manufacturing facilities of our own. The “downstream” processes include the purification, involving standard technologies such as various chromatography and filtration steps, followed by formulation and sterile filling into lyophilized powder product in vials ready for reconstitution. We have entered into manufacturing and supply agreements for RUCONEST® with, among others, Sanofi S.A., or Sanofi, and BioConnection Investments B.V. (formerly BioConnection B.V.), or BioConnection, for these downstream processes, as we do not have a GMP-certified production facility or lab capable of performing the manufacturing and quality control procedures necessary for the release of product.

Joenja®
Pursuant to our agreement with Novartis relating to Joenja®, we have agreed to manufacture both the drug substance as well as the drug product via our own Contract Manufacturing Organizations, or CMOs. For the drug substance, Ardena Holding N.V., or Ardena, has been chosen as the CMO. For the film coated tablets, Skyepharma Production SAS, or Skyepharma, has been chosen as the CMO and a second supplier is being qualified. The 70mg film coated tablet manufactured by Skyepharma have been launched for patients 12 years of age and older. In addition, two pediatric formulations are also being developed; the first, lower strengths tablets that also will be manufactured at Skyepharma, and the second, film coated granules that are being developed by Almac Group.
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

Our Strategy
Our vision is to become a leading global rare disease company with a diverse portfolio and presence in key global markets, by leveraging proven and efficient clinical development, supply chain and commercial infrastructure.

We are leveraging our existing portfolio with a goal of delivering continued short-term growth. Thanks to its unique profile and many positive patient experiences, RUCONEST® is well positioned to continue being a preferred on-demand treatment for HAE attacks. In APDS, we expect to continue to identify and enroll new patients on Joenja®, supported by VUS resolution efforts, and prepare for launches in key countries outside the U.S. and expansion of the product label to the pediatric population.
We are investing in our long-term growth, with potential new indications for leniolisib in PIDs with immune dysregulation which could significantly expand the addressable patient population. Our pivotal stage clinical program in primary mitochondrial diseases brings another pipeline opportunity with what we believe is large revenue potential. We will also continue to assess value-accretive opportunities to broaden our pipeline.
We believe these growth opportunities, combined with a focus on organization efficiency, provide the foundation to realize our vision, deliver sustainable value, and fulfill our mission to serve the unserved rare disease patients.

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
In addition to the approved therapies to prevent and treat acute HAE attacks, there are several development stage candidates expected to receive approval in the U.S.
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
As of December 31, 2024, we solely owned 140 granted patents related to RUCONEST®, of which five are U.S.-issued, and 10 pending patent applications, of which three are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, China, Japan, Canada, Israel, Australia and New Zealand. We also have an exclusive license from Novartis to 146 granted patents related to leniolisib, of which three are U.S.-issued and 11 pending patent applications, including one pending patent application in the U.S.
Our granted patents and pending patent applications include the making of C1INH in the milk of transgenic mammals. In addition, our pending patent applications also include claims for the use of C1INH in pre-eclampsia.
We expect to have patent protection for leniolisib in APDS under the Novartis composition of matter patent (U.S. Patent No. 8,653,092, EU patent EP2590974B1) through July 2036 in the U.S. and EU, which we anticipate may be extended to January 2037 if we obtain a pediatric extension. The USPTO adjusted the expiration when the patent was granted to account for delays in the approval of the patent, and an additional patent term extension was applied for shortly after the FDA approved Joenja® (leniolisib). Similarly, in the E.U., a supplemental protection certificate will be applied for shortly after approval in the EU. It is these extensions which we anticipate will result in the 2036 expiration.
In the European Economic Area, upon successful completion of the agreed PIP, leniolisib would be eligible for up to an additional two years of marketing exclusivity in the EU, on top of the ten-year EU market exclusivity after market approval as result of its EU Orphan Drug Designation. Thus, we anticipate that the patent protection will extend beyond the marketing exclusivity.
Trademarks
We currently have registered trademarks in the EU, the United States and key international markets we intend to focus on for our Company name “Pharming” with the associated logo, “RUCONEST®” with its associated logo, as well as for “Joenja®” and its associated logo. We have obtained trademark protection for other marks, including ones for patient support services associated with our products. With the assistance of outside counsel we regularly assess which marks we should register and where, and we have effective systems to ensure that renewals are timely filed. We also maintain watch services and ensure that our marks are not being infringed internationally.

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
•payment of user fees, if applicable;
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
The FDA conducts a preliminary filing review of all NDAs or BLAs within the first 60 days after submission, before accepting them, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing, which could take significant time and expense. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA or BLA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
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
After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the

FDA may issue an approval letter, or, if the product is not approved, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. The process of responding to a complete response letter can lead to significant delays and expense. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
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
Post-approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and in many cases prior FDA review and approval. There also are continuing annual user fee requirements for marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data. Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. In addition, manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are subject to periodic unannounced inspections by the FDA for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require adherence to strict requirements in manufacturing, including investigation and correction of any deviations from cGMP, and impose numerous reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.
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
•EMA evaluation and CHMP opinion (and a supporting Committee for Advanced Therapies (CAT)
opinion for ATMPs) on the MAA; and
•granting of the Marketing Authorization, or MA, by the EC based on the CHMP opinion.
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
There is, furthermore, legislation at an EU level relating to the standards of quality and safety for the collection and testing of substances of human origin, blood and blood components for use in human cell-based therapies, which is applicable to the manufacturing of our human blood and/or cell based products. There is national legislation in various EU Member States, which may be more restrictive than the EU legislation. Differing national requirements of the EU Member States may make setting up compliant cross border supply chains challenging.
Pharmaceutical and Preclinical Tests
Applicants that submit full applications (i.e., they are not biosimilar or generic applications), must submit the results of pharmaceutical and pre-clinical tests. The pharmaceutical tests evaluate physico-chemical, biological and microbiological characteristics of the product. The pre-clinical tests consider the pharmacological and toxicological characteristics. These provide important information on the quality, safety and efficacy of the product. Such non-clinical data will form part of the MA application. Additionally, a Sponsor must submit the results of the non-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, in the CTA applications. Some non-clinical testing may continue even after the CTA has been granted. As discussed further below, before a clinical trial can commence, the competent authorities of the Member States in which clinical trials are performed will review the CTA applications and determine whether to approve the clinical trial. As such, issues with non-clinical test results may lead to competent authorities refusing to approve the clinical trials.

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
Ongoing clinical trials may continue to be governed by the previous Clinical Trials Directives 2001/20/EC and 2025/28/EC. However, as of January 31, 2023, all new applications for clinical trials are governed in accordance with the Clinical Trials Regulation (EU) No 536/2014, or CTR. By January 31, 2025, all clinical trials conducted under the previous Directives were required to have been transitioned to compliance with the CTR The CTR allows Sponsors to submit one combined CTA to the Competent Authorities, or CAs, and Ethics Committees for all trial sites in EU countries intended to participate in a given trial via a centralized system. The application entails a two-part assessment process where Part 1 is the scientific assessment coordinated by a reporting member state, or RMS, and Part 2 is the member state specific ethical assessment. Clinical trial approvals for all Member States will be released as a decision following both, competent authority and Ethics Committee assessment per country (under the Directive, applications and approvals/opinions were given on a country-by-country basis. Optimally, this efficiency will condense milestones for site activations in the EU.
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
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 and as implemented by Regulation (EC) No. 847/2000 provides that a product can be designated as an orphan medicinal drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the applicant’s medicinal product has to be of significant benefit compared to products available for the condition.
In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. The EMA then reassesses whether the product continues to meet the criteria for orphan designation in parallel with its review of the MA. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan medicinal products. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
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
Marketing Authorizations
To obtain a MA for a product in the EU, an applicant must submit an MAA, either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
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
Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The applicant selects a so-called reference Member State that takes the lead on the review of the application on behalf of the other concerned Member States. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human, or CMDh. If the CMDh cannot reach an agreement within 60 days, the matter is brought to the attention of the CHMP. The CHMP will forward its opinion to the European Commission, who will then make a final decision. The subsequent decision of the European Commission is binding on all EU Member States.
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
An MA granted by any route has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent national authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent national authority with a consolidated version of the Common Technical Document, or the eCTD, providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. However, any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).
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
Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Innovative medicinal products are generally entitled to benefit from eight years of data exclusivity and a further two years of market exclusivity (providing a total of 10 years of regulatory data protection). Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of first authorization of the innovative product. After this period has expired an MAA for a generic or biosimilar may be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product (i.e., until 10 years have elapsed from the initial MA for the reference product in the EU). In general, only a single 10-year period of protection is available and MA holders do not benefit from additional periods of protection for new indications, dosage forms, routes of administration and other variations and line extensions. However, the market exclusivity period may be extended for a further year to a maximum of 11 years from the initial MA if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
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
Advertising Regulation
In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws (as well as codes of conduct that can be enforced on members of those codes) governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The

SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU. Finally, EU medicines advertising rules also restrict the offer of transfers of value as an inducement to prescribe, administer or recommend a specific medicinal product.
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
Under the Northern Ireland Protocol, the EU centralized MAs did not apply in Great Britain but did apply in Northern Ireland. However, the Windsor Framework provides that from 2025 all MAs in the United Kingdom (including those for Northern Ireland) will require the MHRA to grant a UK MA. The United Kingdom now offers new assessment procedures to obtain marketing authorization in the United Kingdom.
The new assessments include:
•The IRP which replaced the ECDRP from January 1, 2024. The IRP allows a company to submit an MAA for a product on an abbreviated review timeline if the same product has already received approval from one of the MHRA’s specified RRs, including the EMA, the national regulators of the EU Member States and the FDA. A positive CHMP opinion is deemed to be an RR approval for these purposes. If the RR approval was granted within the past 2 years and the manufacturing supply chain for the UK is identical to that approved under the RRA approval, the product may be eligible for Recognition Route A, which gives the MRHA 60 days from the date the IRP submission is validated to reach a decision, and there is no possibility of a clock-stop. For other products, including all ATMPs, the MAA will be assessed under Recognition Route B, which gives the MHRA 110 days from the date the IRP submission is validated to reach a decision, and the MHRA may impose a 60-day clock stop if necessary to request additional information from the applicant;
•A full assessment as a national authorization, that industry can choose for new active substances, with high-quality new MAAs with a timeline of no more than 150 days (excluding clock-off periods where further information is requested) which can lead to the grant of a United Kingdom marketing authorization. If the application includes Northern Ireland then it must comply with the relevant EU requirements;

•The Unfettered Access Procedure for medicines already approved in Northern Ireland via the EU procedures or via the Northern Ireland national route which if successful will lead to a United Kingdom marketing authorization. This procedure means that the MHRA will recognize such MAs in the United Kingdom within 67 days of MAA validation, unless a major objection is identified; and
•A “rolling review”, for new active substances and biosimilars, which would allow companies to make an application in stages, throughout the product’s development, to better manage development risk which can lead to the grant of a marketing authorization in the United Kingdom.
Domestic UK law provided that all existing EU law in force on December 31, 2020 was retained in UK national law, subject to certain revisions that have become necessary as a result of Brexit. However, the Retained EU Law (Revocation and Reform) Act 2023 came into force on January 1, 2024. This revoked some retained EU laws (although not any relating to medicines regulation). All other retained EU laws have been renamed as “assimilated laws” and are no longer subject to the EU principles of interpretation. Thus, while at least initially the United Kingdom and the European Union laws relating to medicines are largely aligned, there is the potential for further divergence in the future.

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
EU and UK Data Privacy
In May 2018, the EU General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the EEA. The GDPR imposes stringent data protection requirements for processing the information of individuals in the EEA. In the United Kingdom, the GDPR continues to form part of law in the United Kingdom following the United Kingdom’s withdrawal from the EU, as the UK GDPR, (by virtue of Section 3 of the EU (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)), thus imposing similarly stringent data protection requirements in the United Kingdom, as in the EEA. To date, the GDPR and UK GDPR have increased compliance burdens on us, such as requiring the following: processing personal data only for specified, explicit and legitimate purposes for which personal data were collected; establishing a legal basis for processing personal data; creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); introducing the obligation to carry out so-called data protection impact assessments in certain circumstances; establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles; establishing obligations to implement “privacy by design”; introducing obligations to honor increased rights for data subjects (such as rights for individuals to be “forgotten,” rights to data portability, rights to object etc. in certain circumstances); formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third party processors and joint controllers; introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority or authorities and affected individuals; and mandating the appointment representatives in the United Kingdom and/or EU in certain circumstances. The processing of sensitive personal data, such as health information, may impose heightened compliance burdens under the GDPR/UK GDPR and is a topic of active interest among foreign regulators. The GDPR/UK GDPR increases our obligations with respect to clinical trials conducted in Europe (including the EEA and United Kingdom) by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. Further guidance on how to comply with these obligations in the context of clinical trials may be provided by European regulators in the future, as the European Data Protection Board, or EDPB, announced in 2021 that it was working on guidelines on the processing of personal data for scientific research purposes. Those guidelines have yet to appear and are long overdue.
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
European data protection laws, including the GDPR/UK GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, both the EU-U.S. and Swiss-U.S. Privacy Shield frameworks were invalidated following a decision from the Court of Justice of the European Union, or CJEU, in July 2020, in a case known colloquially as “Schrems II.” In the aftermath of this case, a new framework known as the Data Privacy Framework, or DPF, was adopted in 2023 to allow participating U.S. companies to transfer personal data from Europe to the U.S. The DPF entered into force in July 2023 for transfers from the EEA to the U.S., and in October 2023 for transfers from the United Kingdom to the U.S. As a result, U.S. companies who have certified to the DPF can rely on their certification to import personal data from the EEA and the United Kingdom. The recent dismissal of three PCLOB members, an independent body playing an essential role under the DPF, has raised concerns as to the future of the DPF. While the Swiss-U.S. DPF Principles have technically been effective since July 2023, the Swiss Federal Council only recognized the Swiss-U.S. DPF as an adequate safeguard for the transfer of Swiss personal data to the U.S. under Swiss data protection laws in August 2024. Following the official recognition, companies can rely on the Swiss-U.S. DPF to transfer personal data from Switzerland to the U.S. The CJEU’s decision in Schrems II also raised questions about whether another transfer mechanism, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances.
Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the EDPB would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the EDPB recommendations 01/2020 on measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, as last adopted on June 18, 2021 conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard

Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the U.S. Foreign Intelligence Surveillance Act applies). A White House Executive Order, issued by the Biden Administration, Executive Order (E.O.) 14086 of October 7, 2022, on Enhancing Safeguards for United States Signals Intelligence Activities, addressed some of these concerns, although it is possible that this Order will be rescinded under the Trump Administration, which likely would create issues for parties transferring personal data to the U.S. in future.
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
The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the DPA complements the UK GDPR in this regard, and a draft data protection bill has been introduced by the UK's Labor Government to reform aspects of the UK data protection legal framework. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Further, the United Kingdom’s vote in favor of exiting the EU and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and EU, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained an EU Member State for such purposes. After December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom related to processing of personal data in substantially unvaried form and fashion under the UK GDPR. In the future, however, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. This decision permits personal data to flow freely from the EEA to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law. This adequacy decision has, however, a limited duration of four years, meaning that the decision will automatically expire after this period. After expiry of the period, the adequacy decision will be renewed only if the United Kingdom continues to ensure an adequate level of data protection. The reform of the UK data protection regime that is currently considered will likely be decisive as to whether or not the United Kingdom can maintain its adequacy status in the future. Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from January 2021, and is further looking into reforming its data protection framework, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations.
Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
It is possible that the GDPR or other laws and regulations relating to privacy and data protection may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices and compliance with such laws and regulations could require us to change our business practices and compliance procedures in a manner adverse to our business. We cannot guarantee that we are in compliance with all such applicable data protection laws and regulations and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations. Furthermore, other jurisdictions outside the EEA are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We cannot guarantee that we, our third-party collaborators, or our vendors are in compliance with all applicable data protection and privacy laws and regulations as they are enforced now or as they evolve. Further, for example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws. Our non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the national, federal and state level may be costly and require ongoing modifications to our policies, procedures and systems. In addition, if we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts.
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

Outside of the United States and EU
Middle East & North Africa, or the MENA
We create access to RUCONEST® in the MENA, through a mixture of direct sales and marketing, local partnerships, commercial partners and the ongoing utilization of the HAEi GAP program (as defined below) in certain territories. In Israel, our existing partner Kamada has consolidated its RUCONEST® activities. In addition, in 2021, we entered into an exclusive license agreement with Newbridge Pharmaceuticals for the distribution of RUCONEST® in the MENA. We have an agreement with Kamada Ltd., an Israel-based commercial stage global biopharmaceutical company with a portfolio of marketed products for rare and serious conditions focused on diseases of limited treatment alternatives, to commercialize Joenja® in Israel. Reimbursement negotiations for leniolisib with the Ministry of Health in Israel are ongoing.
China
We have granted the CSIPI an exclusive license to commercialize rhC1INH in China, and the CSIPI is collaborating with the CDIBP. On December 15, 2023, the CDIBP announced that it received the clinical trial permit from the Center for Drug Evaluation of the National Medical Product Administration for the clinical development of rhC1INH in China. We may receive certain regulatory and manufacturing-associated milestones, and we are eligible to receive low to mid-single digit royalties from sales in China by the CSIPI, affiliates of the CSIPI and sublicensees of the CSIPI.
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

C. Organizational Structure
Pharming Group N.V. is a limited liability public company. Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of our significant subsidiaries at December 31, 2024, is provided in the table below:

Entity	Registered office	Investment %
Pharming Americas B.V.	The Netherlands	100%
Pharming Intellectual Property B.V.	The Netherlands	100%
Pharming Technologies B.V.	The Netherlands	100%
Pharming Research & Development B.V.	The Netherlands	100%
Pharming Australia Pty Ltd	Australia	100%
Pharming UK Ltd	The United Kingdom	100%
Broekman Instituut B.V.	The Netherlands	100%
Pharming Healthcare, Inc.	The United States	100%
ProBio, Inc.	The United States	100%
Liquidation of Pharming B.V.
During 2024, the Company completed the liquidation of its wholly owned subsidiary, Pharming B.V., a dormant subsidiary. The decision to liquidate was made as part of the Company's strategic realignment and efforts to streamline operations. The liquidation process was finalized on December 17, 2024, and Pharming B.V. was formally dissolved. Upon liquidation, there were no material assets or liabilities available at the dormant subsidiary. The liquidation did not result in a material financial impact for the Company and has been fully recognized in the Company's financial position. The liquidation process was conducted in accordance with applicable laws and regulations.

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

Since 2022, we have leased approximately 4,514 square meters (equivalent to approximately 48,588 square feet) of production, warehouse and office space in the province of Noord Brabant. The intention for this facility was primarily to set up our independent production line, which was cancelled and the building remained empty and unused, resulting in an impairment of the right-of use asset in 2023 and 2022. In 2024, we entered into negotiations to terminate this lease. As a result, the corresponding right-of-use asset was fully impaired as of December 31, 2024.
At our research and development facility near Paris, France, we occupy approximately 884 square meters (equivalent to approximately 9,515 square feet) of office space under a lease which has an expiry date of February 28, 2026. During 2024, we cancelled a lease of approximately 214 square meters of laboratory space (equivalent to approximately 2,303 square feet).
In New Jersey, United States, we occupy approximately 1,732.64 square meters (equivalent to approximately 18,650 square feet) of office space under a lease that runs through 2025.
We invested $0.8 million and $1.4 million in 2024 and 2023 respectively in property, plant and equipment, mainly consisting of new machinery and laboratory equipment.

Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
You should read the following “Operating and Financial Review and Prospects” together with our financial statements and Notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union
The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section of this Annual Report titled “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

A. Operating Results

Overview
RUCONEST's® importance continued to be felt throughout 2024 as we increased the number of physicians prescribing RUCONEST®, as well as the number of patients. RUCONEST® revenues in 2024 increased by 11%, driven by revenue growth in the U.S.

With respect to Joenja® (leniolisib), we increased investment in the U.S. as we began commercialization. Since the launch in April 2023, we made strong and rapid progress transitioning known patients onto commercial therapy. Joenja® revenues were $45.0 million for the full year 2024.

The U.S. launch of Joenja®, and preparations for anticipated approvals and launches in the European Economic Area, United Kingdom and additional geographies, resulted in additional expenses in research and development, marketing and sales and payroll. Research and clinical development activities related to leniolisib were further focused on advancing Japan and pediatric clinical trials for APDS, to support regulatory filings and the start of the Phase II clinical trial for leniolisib in PIDs with immune dysregulation to significantly expand the long-term commercial potential of leniolisib beyond APDS. We believe that these investments will support our continued growth following approvals.
In addition, research and clinical development activities were further focused as the program related to OTL-105 was discontinued. As such, we maintained a strong financial position in 2024.
We further intensified our business development activities for acquisition or in-licensing of additional clinical stage opportunities in rare diseases, which resulted in the completion of the acquisition of Abliva AB in March 2025, adding KL1333 for mitochondrial DNA-driven primary mitochondrial diseases to our late-stage pipeline.

Components of our Results of Operations

Revenues
We generate revenues primarily from the sale of RUCONEST® and Joenja®. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers.
Costs of Sales
Costs of sales consist of cost of product sales, relating to actual product sales, royalty expenses and inventory impairments. The impairment stems from the cost of inventories compared to its net realizable value.
Other income
Other income is comprised largely of grants in the form of annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities that we conduct in those countries. In comparative years, other income also related to the proceeds from a sale of shares in BioConnection and the proceeds from the sale of a Pediatric Disease Priority Voucher, or PRV, to Novartis, as discussed below.
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
Fair value gain (loss) on revaluation
Fair value gain (loss) on revaluation comprise of fair value changes of our investment in debt instruments designated as Fair Value Through Profit or Loss, or FVTPL, being the owned preference share in BioConnection Investments B.V. and fair value changes of a derivative financial liability embedded in our new €100.0 million ($103.5 million) of senior unsecured convertible bonds due 2029 offered in April 2024, or the New Bonds. The New Bonds are classified as hybrid financial instruments under IAS 32 and pursuant to it the debt host contract and the embedded derivative for the fair value of the conversion rights into Pharming shares, or the conversion option, are recognized separately. Initial recognition values for the individual components were determined as follows:
•the conversion option at recognition was measured using a pricing model. As we did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, we received shareholder approval to increase share capital to support the potential conversion. At the physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured at December 31, 2024;
•the debt host contract component was measured as the difference between the proceeds from the New Bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost.

Other finance income / expense
Other finance expense is comprised primarily of interest paid on our convertible bonds and our lease liabilities and foreign currency results. Other finance income comprise primarily of interest received from our marketable securities.
Share of net losses in associates using the equity method
Share of net losses in associates comprises the loss resulting from our investment in BioConnection and a recognized impairment on the net equity value of our equity investment.
During the second quarter of 2022, Pharming entered into a share purchase agreement, following receipt of an offer for all shares in BioConnection B.V. by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 23.60% in 2022. We account for our investment in BioConnection by the equity method and do not consolidate the entity as a subsidiary.
In accordance with IAS 36, we review the carrying value of our investments accounted for using equity method for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2024, based on a comprehensive review of the investee’s performance, financial position, expected future cash flows and market conditions, we determined that an impairment is required. We will continue to monitor the performance of this investment and assess whether additional impairments may be necessary in future periods, depending on changes in circumstances or the performance of the investee.
Income tax credit (expense)
Income tax credit reflects credit/(expenses) of income tax. The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. Despite the loss in 2024, it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During the years ended December 31, 2024, 2023 and 2022, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in The Netherlands we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid.

Results of Operations
The following table sets forth our results of operations for the periods presented.

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
Amounts in $ ‘000	2024	2023	2022
Revenues	297,200	245,316	205,622
Costs of sales	(35,399)	(25,212)	(17,562)
Gross profit	261,801	220,104	188,060
Other income	2,177	23,349	14,523
Research and development	(83,147)	(68,914)	(52,531)
General and administrative	(70,650)	(55,877)	(46,016)
Marketing and sales	(118,802)	(124,049)	(85,803)
Other Operating Costs	(272,599)	(248,840)	(184,350)
Operating profit / (loss)	(8,621)	(5,387)	18,233
Fair value gain (loss) on revaluation	4,990	(930)	(1,185)
Other finance income	6,843	3,663	4,485
Other finance expenses	(9,944)	(9,069)	(5,463)
Finance gain (cost) net	1,889	(6,336)	(2,163)
Share of net profits (loss) in associates using the equity method	(1,760)	(289)	(1,083)
(Loss) / Profit before tax	(8,492)	(12,012)	14,987
Income tax credit (expense)	(3,349)	1,464	(1,313)
(Loss) / Profit for the year	(11,841)	(10,548)	13,674
Basic (loss) / earnings per share ($)	(0.018)	(0.016)	0.021
Diluted (loss) / earnings per share ($)	(0.018)	(0.016)	0.019
Comparison of the Year Ended December 31, 2024 and 2023
Revenues
Revenues increased by $51.9 million, or 21.1%, from $245.3 million for the year ended December 31, 2023, to $297.2 million for the year ended December 31, 2024. The increase in revenues was primarily driven by higher sales of RUCONEST® in the U.S. market ($246.6 million and $221.2 million in 2024 and 2023, respectively) and due to higher sales of Joenja® worldwide ($45.0 million in 2024 compared to $18.2 million in 2023). This increase was primarily driven by an increase in volume.

Revenues of RUCONEST® in Europe and Rest of World (RoW) amounted to $5.6 million in 2024 compared to $5.9 million in 2023.

Revenues of Joenja® in Europe and Rest of World is revenue through Named Patient Programs and amounted to $4.5 million in 2024 compared to $0.3 million in 2023.
Two U.S. customers represent $227.7 million, or 77%, of our net revenues in 2024, with one representing $134.8 million and the other $92.9 million. In 2023, these two U.S. customers represented $204.3 million, or 83%, of our net revenues, at $108.4 million and $95.9 million, per customer, respectively. These customers are largely specialty wholesale companies that are specialized in distribution of pharmaceuticals in our disease area and distribute our product.

Amounts in $ ‘000	2024			2023
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
U.S.	246,649	40,500	287,149	221,213	17,894	239,107
Europe and RoW	5,590	4,461	10,051	5,921	288	6,209
Total revenues	252,239	44,961	297,200	227,134	18,182	245,316
Gross profit:
U.S.	221,093	35,136	256,229	202,441	15,417	217,858
Europe and RoW	1,126	4,446	5,572	2,026	220	2,246
Total gross profit	222,219	39,582	261,801	204,467	15,637	220,104
Costs of sales
Costs of sales increased by $10.2 million, or 40.4%, from $25.2 million for the year ended December 31, 2023, to $35.4 million for the year ended December 31, 2024. Cost of inventories recognized as expenses in 2024 amounted to $25.6 million compared to $21.4 million in 2023. In addition to the higher unit sales volume, the rise was primarily attributed to rising production costs for RUCONEST®. Cost of sales related to royalty fees to Novartis on Joenja® sales amounted to $4.9 million in 2024 compared to $2.1 million in 2023. The remainder of costs in 2024 relate to obsolete inventory impairment as a result of products no longer eligible for commercial sales which required a reduction in the valuation of the inventories to the lower net realizable value. Impairments related to inventories designated for commercial activities amounted to a charge of $4.8 million in 2024 and $1.7 million in 2023.
The following table summarizes the costs of sales for the years ended December 31, 2024 and 2023.

	Years ended December 31,
Amounts in $ ‘000	2024	2023
Cost of inventories recognized as expenses	(25,645)	(21,404)
Royalty fees	(4,907)	(2,145)
Obsolete inventory impairments	(4,847)	(1,663)
Total	(35,399)	(25,212)
Gross profit
Gross profit increased by $41.7 million, or 18.9%, from $220.1 million for the year ended December 31, 2023, to $261.8 million for the year ended December 31, 2024. The main reasons for this increase were higher sales of RUCONEST® and Joenja®, offset by royalty fees to Novartis related Joenja® and inventory obsolescence impairments.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2024 and 2023.

	Years ended December 31,
Amounts in $ ‘000	2024	2023
U.S.	256,229	217,858
Europe and RoW	5,572	2,246
Total gross profit	261,801	220,104

Other Income

Other income decreased by $21.2 million, or 90.7%, from $23.3 million for the year ended December 31, 2023, to $2.2 million for the year ended December 31, 2024. The decrease was primarily the result of the sale of PRV during the year ended December 31, 2023. We were granted the PRV by the FDA in March 2023 in connection with the approval of Joenja®. The sale price was a contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib.
Cost of research and development
Cost of research and development activities increased by $14.2 million, or 20.7%, from $68.9 million for the year ended December 31, 2023, to $83.1 million for the year ended December 31, 2024. The increase in costs mainly relates to current year’s spend in research in leniolisib for the treatment of activated Phosphoinositide 3-kinase Delta syndrome (APDS) for patients under 12 years old, research on the use of leniolisib for additional primary immunodeficiencies (PIDs) beyond APDS and costs relating to activities in EU and the rest of the world for the purpose of receiving regulatory approval to commercialize Joenja® for APDS.
Cost of general and administrative activities
Cost of general and administrative activities increased by $14.8 million, or 26.4%, from $55.9 million for the year ended December 31, 2023, to $70.7 million for the year ended December 31, 2024. The increased costs are mainly related to the increased employee costs resulting from more staff employed following the growth of the organization. Direct operating expenses increased mainly due to one-off costs relating to the public cash offer to the shareholders of Abliva AB to acquire all issued and outstanding shares of Abliva AB, additional costs for (internal) audits and a general increase due to business growth. Other indirect general and administrative costs mainly increased due to additional contractor and consultant costs required for growth in the internal organization. Furthermore, during 2024, we recognized an additional impairment loss relating to impaired assets in connection with our cancelled downstream production capacity at Pivot Park in Oss, the Netherlands.
Cost of marketing and sales activities
Cost of marketing and sales activities decreased by $5.2 million, or 4.2%, from $124.0 million for the year ended December 31, 2023, to $118.8 million for the year ended December 31, 2024.

In 2023, Pharming paid $10.4 million in Development and Regulatory Milestone payments as a result of the first commercial sale of Joenja®, which was recorded as direct operating expenses.

Excluding the one-off milestone payment in 2023, the marketing and sales expenses increased, mainly due to the further expansion of the commercial organization and infrastructure in the U.S., Europe and other key global launch markets, in view of the U.S. FDA approval in March 2023, the U.K. MHRA approval in September 2024, and the anticipated approval by other regulatory authorities in 2025 and beyond.
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
Employee benefits increased by $11.7 million, or 12.6%, from $92.5 million for the year ended December 31, 2023, to $104.2 million for the year ended December 31, 2024. The increase was primarily driven by total salary expense as a result of total number of full time employees increased to 404 in 2024 from 382 in 2023.
The following table summarizes employee benefits for the years ended December 31, 2024 and 2023.

Amounts in $ ‘000	2024	2023
Salaries	(80,026)	(71,690)
Social security costs	(9,278)	(8,604)
Pension costs	(3,629)	(2,980)
Share-based compensation	(11,253)	(9,251)
Total	(104,186)	(92,525)
Fair value gain (loss) on revaluation
Fair value gain (loss) on revaluation increased by $5.9 million, or 636.6%, from a $0.9 million loss in 2023 to a gain of $5.0 million in 2024. This increase was primarily driven by a fair value gain of $7.0 million in 2024 upon the reclassification of the convertible bond-related derivative to equity. This fair value gain was a result of the decrease in value of the option component classified as a derivative from issuance until the physical settlement date of the newly issued convertible bond. This is offset by a fair value loss of $2.1 million in 2024 on our investments in debt instruments designated as at FVTPL.
Other finance income
Other finance income increased by $3.2 million, or 86.8%, from $3.7 million for the year ended December 31, 2023, to $6.8 million for the year ended December 31, 2024. This increase was primarily caused by fluctuations in the U.S. dollar versus Euro during 2024 and 2023, which led to a foreign currency gain of $2.0 million. This had a particular impact on the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is euro.

Since 2023, the Company has used excess cash to invest in euro denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. Since 2024, excess cash has also been used to invest in money market funds. As a result of these purchases, interest income has increased compared to 2023.
The following table summarizes our other finance income for the years ended December 31, 2024 and 2023.

Amounts in $ ‘000	2024	2023
Interest income	4,858	3,663
Foreign currency gains	1,985	—
Other finance income	6,843	3,663
Other finance expenses
Other finance expenses increased by $0.9 million, or 9.6%, from $9.1 million for the year ended December 31, 2023, to $9.9 million for the year ended December 31, 2024. The increase mainly stems from our new convertible bond, for which increased interest expenses are applicable. This is offset by the foreign currency losses in 2023, which for 2024 reported a foreign currency gain.
The following table summarizes our other finance expenses for the years ended December 31, 2024 and 2023.

Amounts in $ ‘000	2024	2023
Interest loans and borrowings	(7,699)	(4,876)
Fees and expenses on repayment and issuance convertible bonds	(1,151)	—
Interest leases	(1,038)	(1,088)
Other finance expenses	(56)	(134)
Foreign currency losses	—	(2,971)
Other finance expenses	(9,944)	(9,069)

Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method increased by $1.5 million, or 509.0%, from a $0.3 million loss for the year ended December 31, 2023, to a $1.8 million loss for the year ended December 31, 2024. This is the result of increased losses from BioConnection and a required impairment on the investment accounting for using the equity method.
Income tax credit (expense)
Income tax credit (expense) increased by $4.8 million, from $1.5 million credit for the year ended December 31, 2023, to $3.3 million expense for the year ended December 31, 2024. This change resulted primarily from a combination of various smaller nondeductible items on the income statement and balance sheet movements across tax jurisdictions, which caused the income tax credit to shift into an expense.
The following table summarizes Pharming’s income tax credit (expense) for the years ended December 31, 2024 and 2023.

Amounts in $ ‘000	2024	2023
Total current tax credit (expense)	(8,972)	(5,102)
Total deferred tax credit (expense)	5,623	6,566
Income tax credit (expense)	(3,349)	1,464
Comparison of the Year Ended December 31, 2023 and 2022
Revenues
Revenues increased by $39.7 million, or 19.3%, from $205.6 million for the year ended December 31, 2022 to $245.3 million for the year ended December 31, 2023. The increase in revenues was primarily driven by higher sales of RUCONEST® in the U.S. market ($221.2 million and $200.1 million in 2023 and 2022, respectively), which was supported by a price increase below the rate of increase of the Consumer Price Index, as well as an increase in physicians prescribing and the number of patients using RUCONEST®. The increase was also due to the first sales of Joenja®, amounting to $17.9 million in the U.S. market.

Revenues of RUCONEST® in Europe and Rest of World (RoW) amounted to $5.9 million in 2023 compared to $5.5 million in 2022.
Two U.S. customers represent $204.3 million, or 83%, of our net revenues in 2023, per customer $108.4 million and $95.9 million respectively. In 2022, these two U.S. customers represented $173.6 million, or 84%, of our net revenues, per customer $89.3 million and $84.3 million respectively. These customers are largely specialty wholesale companies that are specialized in distribution of pharmaceuticals in our disease area and distribute our product.

Amounts in $ ‘000	2023			2022
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
U.S.	221,213	17,894	239,107	200,082	—	200,082
Europe and RoW	5,921	288	6,209	5,540	—	5,540
Total revenues	227,134	18,182	245,316	205,622	—	205,622
Gross profit:
U.S.	202,441	15,417	217,858	186,263	—	186,263
Europe and RoW	2,026	220	2,246	1,797	—	1,797
Total gross profit	204,467	15,637	220,104	188,060	—	188,060

Costs of sales
Costs of sales increased by $7.7 million, or 43.6%, from $17.6 million for the year ended December 31, 2022 to $25.2 million for the year ended December 31, 2023. Costs of sales related to product sales in 2023 amounted to $21.4 million compared to $17.4 million in 2022. This includes royalty fees to Novartis on Joenja® sales, which amounted to $2.1 million in 2023. (2022: $0.0 million). The remainder of costs in 2023 relate to obsolete inventory impairment as a result of products no longer eligible for commercial sales which required a reduction in the valuation of the inventories to the lower net realizable value. Impairments related to inventories designated for commercial activities amounted to a charge of $1.7 million in 2023 (2022: $0.2 million).
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

Other Income

Other income increased by $8.8 million, or 60.8%, from $14.5 million for the year ended December 31, 2022 to $23.3 million for the year ended December 31, 2023. The increase was primarily due to the proceeds of $21.3 million from the PRV sale. We were granted the PRV by the FDA in March 2023 in connection with the approval of Joenja®. The sale price was a contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib. In 2022 we reduced our minority stake in BioConnection from 43.85% to 23.60%. As a result of this transaction, we recognized a gain in other income in the year ended December 31, 2022 of $12.2 million.
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
Employee benefits increased by $24.2 million, or 35.4%, from $68.3 million for the year ended December 31, 2022 to $92.5 million for the year ended December 31, 2023. The increase was primarily driven by total salary expense as a result of total number of full time employees increased to 382 in 2023 from 332 in 2022.
The following table summarizes employee benefits for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Salaries	(71,690)	(53,328)
Social security costs	(8,604)	(6,317)
Pension costs	(2,980)	(2,284)
Share-based compensation	(9,251)	(6,392)
Total	(92,525)	(68,321)
Fair value gain (loss) on revaluation
Fair value losses on revaluation decreased by $0.3 million, or 21.5%, from $1.2 million in 2022 to $0.9 million in 2023, this relates to investment in debt instruments designated as FVTPL.
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

The following table summarizes our other finance income for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Interest income	3,663	85
Foreign currency gains	—	4,400
Other finance income	3,663	4,485

Other finance expenses
Other finance expenses increased by $3.6 million, or 66.0%, from $5.5 million for the year ended December 31, 2022 to $9.1 million for the year ended December 31, 2023. This increase was primarily caused by fluctuations in the U.S. dollar versus Euro
The following table summarizes our other finance expenses for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Interest loans and borrowings	(4,876)	(4,736)
Interest leases	(1,088)	(622)
Other financial expenses	(134)	(105)
Foreign currency losses	(2,971)	—
Other finance expenses	(9,069)	(5,463)
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method increased by $0.8 million, or 73.3%, from a $1.1 million loss for the year ended December 31, 2022 to a $0.3 million loss for the year ended December 31, 2023. This is the result of increased profits from BioConnection.
Income tax credit (expense)
Income tax expense decreased by $2.8 million, from $1.3 million expense for the year ended December 31, 2022 to a $1.5 million credit for the year ended December 31, 2023. A lower profit before tax decreased income tax expenses by $7.0 million. The remaining difference is mainly caused by a decrease in non-taxable income of $2.7 million.
The following table summarizes Pharming’s income tax credit (expense) for the years ended December 31, 2023 and 2022.

Amounts in $ ‘000	2023	2022
Total current tax credit (expense)	(5,102)	(3,770)
Total deferred tax credit (expense)	6,566	2,457
Income tax credit (expense)	1,464	(1,313)

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

Some of these measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. These are defined as follows:
•EBIT – Earnings before interest and tax. Defined as profit for the year adjusted to exclude income tax credit (expense) and interest income (expense).
•EBITDA – Earnings before interest, tax, depreciation and amortization. Defined as profit for the year adjusted to exclude income tax credit (expense), interest income (expense), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
•Adjusted EBITDA – Defined as profit for the year adjusted to exclude income tax credit (expense), interest income (expense), depreciation of property, plant and equipment, depreciation of right-of-use assets, amortization of intangible assets and impairments of right-of-use and intangible assets as defined.
•Net Debt – Defined as current plus non-current convertible bonds minus cash and cash equivalents minus marketable securities and minus current and non-current restricted cash
To provide investors with additional information regarding our financial results we have provided a reconciliation below of EBIT, EBITDA and Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure.
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
The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our Annual Report for the periods indicated:

	Years ended December 31,
Amounts in $ ‘000	2024	2023	2022
Profit for the year	(11,841)	(10,548)	13,674
Income tax credit (expense)	(3,349)	1,464	(1,313)
Interest income (expense)(1)	(3,879)	(2,301)	(5,273)
EBIT	(4,613)	(9,711)	20,260
Add: Depreciation of PPE and RoU(1)	4,769	5,158	4,558
Add: Amortization of intangible assets	6,273	5,852	4,317
EBITDA	6,429	1,299	29,135
Add: Impairment charges(2)	5,027	4,916	4,376
Adjusted EBITDA	11,456	6,215	33,511
(1) In order to better reflect and align with the definition of the non-GAAP measures EBIT, EBITDA and adjusted EBITDA, the comparative financial information for 2022 and 2023 has been restated. This restatement ensures consistency in the presentation and enhances comparability with the current period. There was no impact on the underlying financial performance or position of the company.

(2) The impairment charge in 2024 of $5.0 million consists of impairment charges related to Right-of-Use assets. The impairment charge in 2023 of $4.9 million primarily consists of impairment charges related to Right-of-Use assets of $4.7 million and intangible assets of $0.3 million. The impairment charge in 2022 of $4.4 million primarily consists of impairment charges related to Right-of-Use Asset for the downstream facility in Oss of $3.9 million. For further details, refer to Note 9, 10 and 11 in the Annual Financial Statements included elsewhere in this Annual Report.
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

	Years ended December 31,
Amounts in $ ‘000	2024	2023	2022
Non-current convertible bonds	78,154	136,598	131,618
Add: Current convertible bonds	4,245	1,824	1,768
Less: Cash and cash equivalents	(54,944)	(61,741)	(207,342)
Less: Marketable securities	(112,949)	(151,683)	—
Less: Current and non-current restricted cash	(1,505)	(1,528)	(1,312)
Net Debt (2)	(86,999)	(76,530)	(75,268)
(2) Discounted value as per the balance sheet.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash and cash equivalents (excluding restricted cash) and marketable securities amounted to $167.9 million, as at December 31, 2024. We have financed our operations primarily through sales of our commercial products and the proceeds of debt and equity offerings. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.
The 2024 year-end balance of cash and cash equivalents (excluding restricted cash) and marketable securities of $167.9 million is expected to fund our operations for more than twelve months from the date of this report. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the United States and Europe currently generate more cash than we require for day-to-day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
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
Cash Flows

The table below provides selected cash flow information for the years ended December 31, 2024, 2023 and 2022.

Amounts in $’000	2024	2023	2022
Net cash flows generated from (used in) operating activities	(1,795)	(17,302)	22,458
Net cash flows generated from (used in) investing activities	31,618	(129,388)	5,323
Net cash flows generated from (used in) financing activities	(34,412)	(1,039)	(4,982)
Exchange rate effects	(2,208)	2,128	(7,381)
Net change in cash and cash equivalents	(6,797)	(145,601)	15,418
Operating Activities
Net cash flows used in operating activities was $1.8 million for the year ended December 31, 2024, compared to net cash flows used in operating activities of $17.3 million for the year ended December 31, 2023. The decrease of $15.5 million was mainly related to a significant increase in working capital of $6.9 million and the negative impact of changes in non-cash adjustments related to the gain on disposal from the PRV sale of $21.3 million in 2023, which does not occur in 2024, partially offset by $15.6 million income taxes received in 2024.
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
Investing Activities
Net cash flows generated from investing activities for the year ended December 31, 2024, were $31.6 million, compared to net cash flows used in investing activities of $129.4 million for the year ended December 31, 2023. The increase of $161.0 million was primarily due to the proceeds from sale of marketable securities of $314.6 million, partially offset by the purchases of marketable securities of $284.3 million and the impact of the cash inflow of $21.3 million related to proceeds on the PRV sale in 2023, which did not occur in 2024.
Net cash flows used in investing activities for the year ended December 31, 2023, was $129.4 million, compared to net cash flows generated from investing activities of $5.3 million for the year ended December 31, 2022. The decrease of $134.7 million was primarily due to purchases of marketable securities of $382.0 million, offset by proceeds from sale of marketable securities of $232.8 million and a cash inflow of $21.3 million related to proceeds on the PRV sale.
Financing Activities
Net cash flows used in financing activities for the year ended December 31, 2024, were $34.4 million, compared to $1.0 million for the year ended December 31, 2023. This change of $33.4 million was primarily related to the repurchase of convertible bonds of $134.9 million, offset by the net proceeds of issued convertible bonds of $104.5 million.
We saw net cash flows used in financing activities of $1.0 million for the year ended December 31, 2023, compared to $5.0 million for the year ended December 31, 2022. This change of $3.9 million was primarily related to the settlement of share based compensation awards of $8.1 million during the year. There were no new loans or borrowings in 2023.

Sources of Liquidity
Convertible bonds

In April 2024, the Company offered €100.0 million ($103.5 million) of senior unsecured convertible bonds due 2029 (the “New Bonds”) convertible into new and/or existing ordinary shares of the Company. The offer was fully subscribed. The net proceeds of the issue of the bonds were used for the repurchase of the outstanding €125.0 million ($129.4 million) 3.0% senior unsecured convertible bonds due 2025 issued on January 21, 2020 (ISIN: XS2105716554), which has been launched concurrently to the offering of the New Bonds to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years.
The New Bonds have a principal amount of €100,000 each. The New Bonds are issued at par and carry a coupon of 4.5% per annum payable semi-annually in arrears in equal installments on April 25 and October 25 of each year, commencing on October 25, 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on April 25, 2029.
The initial conversion price has been set at €1.2271 ($1.2700), representing a premium of 37.5% above the volume weighted average price (VWAP) of a Company ordinary share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering (i.e., €0.8924 ($0.9236)). The initial conversion price of the New Bonds will be subject to customary adjustment provisions as set out in the terms and conditions. The number of ordinary shares initially underlying the New Bonds is 81,492,951, representing 12.0% of the Company’s issued share capital at the time the New Bonds were issued. The New Bonds are listed on the Frankfurt Exchange (ISIN: XS2763018889).
The New Bonds are classified as hybrid financial instruments under IAS 32, pursuant to which the debt host contract and the embedded derivative for the fair value of the conversion rights into Company shares (the “conversion option”) are recognized separately. Initial recognition values for the individual components were determined as follows:
•the conversion option at recognition was measured using a pricing model. As the Company did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, the Company received shareholder approval to increase share capital to support the potential conversion. At the Physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain of $7.0 million immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured and amounts to $12.2 million, net of income tax effects, at December 31, 2024.

Parameter	At initial recognition	Immediately prior to reclassification
Share price	0.8924	0.7690
Conversion price per share	1.2271	1.2271
Dividend yield	—%	—%
Expected term in years	5.00	4.85
Risk-free rate	2.90%	3.01%
Volatility	44.34%	43.99%
Barrier price per share	1.5952	1.5952

•the debt host contract component was measured as the difference between the proceeds from the bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost, which amounts to $82.4 million at December 31, 2024.

Direct costs associated with the issue of the New Bonds were allocated to the debt host contract ($2.2 million) and the conversion option ($0.6 million) in amounts proportional to the above mentioned initial value. They were accounted for respectively in the amortized cost (debt host contract) and in the income statement (conversion option).

C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in “Item 4 - A. Business Overview” and “Item 5 - A. Operating Results” of this Annual Report.

D. Trend Information
See “Item 5 - A. Operating Results” of this Annual Report.

E. Critical Accounting Estimates
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2.5 of our Annual Financial Statements for the year ended December 31, 2024.

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

Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2024. Our executive directors are also executive officers.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Sijmen de Vries, MD MBA	65	Chief Executive Officer, Chair Executive Committee	2025
Executive Officers:
Anurag Relan, MD	52	Chief Medical Officer	n/a
Jeroen Wakkerman	55	Chief Financial Officer	n/a
Mireille Sanders, MSc	56	Chief Operations Officer	n/a
Stephen Toor	53	Chief Commercial Officer	n/a
Ruud van Outersterp	60	Chief Ethics and Compliance Officer	n/a
Alexander Breidenbach, MBA	61	Chief Business Officer	n/a
Inés Bernal	47	Chief People Officer	n/a
Non-Executive Directors:
Richard Peters (6)(9)	62	Chairperson	2027
Deborah Jorn, MBA (2)(3)	66	Vice Chairperson	2025
Barbara Yanni (2)(6)(8)	70	Director	2028
Mark Pykett (3)(9)	60	Director	2028
Leonard Kruimer (1)(9)	66	Director	2025
Jabine van der Meijs (2)(3)(5)	58	Director	2025
Steven Baert (4)(6)(7)	50	Director	2025

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
Sijmen de Vries, MD MBA. Dr. de Vries has been our Chief Executive Officer (CEO) since 2008. Dr. de Vries was reappointed by the General Meeting of Shareholders held on May 19, 2021 for another four-years, until his resignation at the Extraordinary General Meeting of Shareholders, or EGM, held on March 4, 2025. Prior to joining Pharming, Dr. de Vries was the CEO of 4-Antibody and Morphochem AG. Dr. de Vries also held senior business and commercial positions at Novartis, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals plc. Dr. de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK). Dr. de Vries is also member of the supervisory board of BioConnection Investments B.V. and Non-Executive director of Biodexa Pharmaceuticals plc., formerly Midatech Pharma plc.

Fabrice Chouraqui, MBA, PharmD. Mr. Chouraqui was appointed as our CEO for a four-year term at the EGM held on March 4, 2025. Mr. Chouraqui is responsible for the daily management of Pharming and the execution of our strategy. Mr. Chouraqui is a global pharmaceutical executive with a track record of growth and value creation at Flagship Pioneering, Novartis and Bristol-Myers Squibb. Mr. Chouraqui serves as a Non-Executive Director of Cellarity and also holds the position of independent Board member of OranoMed, a non-listed (and therefore private) subsidiary of Orano Group. Mr. Chouraqui earned a MBA from INSEAD and a Doctorate in Pharmacy, a Post-Graduate Degree in Quality Assurance of Medicines, and a MSc in Biological and Medicinal Sciences from University of Paris V.

Executive Officers
Anurag Relan, MD. Dr. Relan was appointed Chief Medical Officer (CMO) in 2021. Prior to holding the CMO role, Dr. Relan served as Vice President Clinical Research and Medical Affairs at Pharming. Over the last 19 years at Pharming, Dr. Relan has held several leadership roles within the Company. Prior to his work at Pharming, he was in clinical practice while also teaching medical residents and students. Mr. Relan holds an MD and MPH from the University of California, Los Angeles, and a bachelor’s degree in economics from the University of California, Berkeley.
Jeroen Wakkerman. Mr. Wakkerman was appointed Chief Financial Officer (CFO) in 2020. From 2015 to 2020, Mr. Wakkerman served as CFO of Nutreco N.V., a global leader in animal nutrition and aqua feed. Prior to that, Jeroen served as CFO of SHV Energy N.V., as finance director at Calor Gas (UK) and has also held several financial and commercial positions at Unilever and Rabobank. Jeroen holds an MSc degree in Business Economics from the University of Groningen and is a Chartered Treasurer (UK) and a Chartered Management Accountant (UK). Mr. Wakkerman is a Member of the Supervisory Board of the Dutch Diabetes Foundation.
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
Ruud van Outersterp. Mr. van Outersterp was appointed Chief Ethics & Compliance Officer (CECO) in 2021. He also served as our Company Secretary from April 2020 to April 2022. Prior to joining Pharming, Mr. van Outersterp held several senior leadership positions at ABN AMRO and its predecessors, including the positions of Global Head of Legal and Company Secretary, and as senior legal counsel at the former Dutch aircraft manufacturer Fokker. Mr. van Outersterp is also a member of the supervisory board of a healthcare institution and is a teacher at the Governance Academy in Leusden, the Netherlands. He earned a master’s in law from the Vrije Universiteit Amsterdam.
Alexander Breidenbach, MBA. Mr. Breidenbach was appointed Chief Business Officer (CBO) in 2023. Prior to joining Pharming, Dr. Breidenbach held several senior positions including Chief Business and Chief Development Officer at ACM Biosciences AG, as well as a variety of senior leadership roles at Roche Partnering. Dr. Breidenbach holds a PhD in Biochemistry from the Tierärztliche Hochschule (College of Veterinary Medicine) Hannover, Germany, as well as a Master of Business Administration from ESSEC Paris and Mannheim Business School.
Inés Bernal. Ms. Bernal was appointed Chief People Officer (CPO) in December 2024. Prior to joining Pharming, Ms. Bernal was the Global Vice President Human Resources for Celanese Corporation, a global technology leader in the production of specialty materials and chemical products used in most major industries and consumer applications. Over her 20-year career, Ms. Bernal has held numerous human resources leadership roles across a variety of industries within organizations such as GlaxoSmithKline, Yum! Restaurants (KFC, Taco Bell, Pizza Hut) and The Boeing Company. Ms. Bernal holds a post graduate degree in Business Economics & Strategic Human Resources, as well as a bachelor’s degree with a major in Industrial Relations and Human Resources from the University of New South Wales, Sydney Australia.

Non-Executive Directors
Richard Peters. Dr. Peters has been the Chairman of the Board of Directors since September 25, 2023. Dr. Peters has over 30 years of experience in the healthcare industry and academia. He also serves as Non-Executive Director for Kineta and Aprea Therapeutics, and is the founder and Executive Chairman of TellBio. He is also a corporate advisor to Aura Biosciences. Prior to these roles, Dr. Peters served as the Global Head for the Rare Diseases business at Sanofi Genzyme, and CEO of two Nasdaq-listed biotechnology companies: Yumanity Therapeutics and Merrimack Pharmaceuticals. Earlier in his career, Dr. Peters held medical leadership positions at Amgen, Onyx Pharmaceuticals, Genzyme, and Sanofi, and is a founder of X4 Therapeutics and PIC Therapeutics. He has also served on the faculty at the Massachusetts General Hospital, served as editor for the journals SCIENCE and JAMA, and has published over 100 editorial and research articles. Dr. Peters completed Internal Medicine training at the Massachusetts General Hospital and a Howard Hughes post-doctoral fellowship at Harvard Medical School; both in Boston, MA. Dr. Peters holds an M.D. Degree and a PhD in Pharmacology from the Medical University of South Carolina, Charleston, South Carolina, and began his medical studies at the Universite Catholique de Louvain in Belgium prior to immigrating to the U.S.

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
Barbara Yanni. Ms. Yanni has served as a director since December 2020. Currently, Ms. Yanni serves on the board of directors of one other public biotechnology companies: Trevena, Inc., and two private biotechnology companies, Mesentech and Delsona Therapeutics. Ms. Yanni formerly served on the board of directors of other public biotech companies including Oncorus, Inc. (2021-2023) and Vaccinex (2015-2025). Ms. Yanni was Vice President and Chief Licensing Officer at Merck, a pharmaceutical company, from November 2001 until her retirement in March 2014. Her roles at Merck also included corporate development, financial evaluation, and tax. Ms. Yanni earned a J.D. from Stanford Law School and an A.B. from Wellesley College. She also holds a Master of Law in Taxation from New York University. Before joining Merck in 1985, Ms. Yanni was a tax lawyer in New York City.
Mark Pykett. Dr. Pykett has served as a director since December 2020 and is currently Chief Executive Officer and Director of Orogen Therapeutics. Currently, Dr. Pykett serves on the Board of Directors of the private companies InFlectis BioSciences and Myopax. Previously, he was President and Chief Executive Officer of the biotechnology company Myrtelle Inc. and prior to that, he was the Chief Scientific Officer of PTC Therapeutics. Dr. Pykett was the President and Chief Executive Officer of Agilis Biotherapeutics, or Agilis, from 2014 until its acquisition by PTC Therapeutics in 2018. Prior to Agilis, Dr. Pykett served as CEO of Navidea Biopharmaceuticals, President of Alseres Pharmaceuticals, President of Cygenics, and President and CEO of Cytomatrix. Dr. Pykett holds a PhD in Molecular Biology from the University of Pennsylvania, a VMD from the University of Pennsylvania School of Veterinary Medicine, a B.A. in Biology from Amherst College, and an MBA from Northeastern University.
Leonard Kruimer. Mr. Kruimer has served as a director since 2021. Mr. Kruimer is currently Chair of the Board at Swedish BioInvent International AB. In addition, he is a board member of both Zealand Pharma A/S in Copenhagen and of Basilea Pharmaceutica in Basel. He is Director of AI Global Investments (Netherlands) PCC Ltd. He has more than 40 years of experience in corporate finance, planning, and strategy, including 25 years in senior executive positions in private and publicly listed biotechnology companies. Mr. Kruimer served as CFO of Crucell N.V., or Crucell, from 1997 to 2011. Prior to Crucell, he was Managing Director of Europe TIP Trailer, a GE Capital company. He was also a consultant with McKinsey & Co. and an auditor at Price

Waterhouse & Company, New York. Mr. Kruimer holds a Master of Business Administration from Harvard Business School, a BBA from the University of Massachusetts Amherstand and is Certified Public Accountant in New York State.
Jabine van der Meijs. Ms. van der Meijs has served as director since 2021. Ms. van der Meijs currently is also a Non-Executive Director at VFS Global AG and Grundfos Holding A/S. Ms. van der Meijs is a Member of the Supervisory Board of Chane (previously named Koole Terminals Holding B.V.) and for the Dutch-based Centre for Human Drug Research (Foundation). Previously, Ms. van der Meijs served as a Non-Executive Director on various boards, including V.Group Ltd., Kendrion N.V., Aeroports de Paris (France) and Brisbane Airport Corporation. Prior to this, she served as the Executive Vice President & CFO of the Royal Schiphol Group (2017 - 2021) and worked for the Royal Dutch Shell Group for 25 years in primarily financial leadership positions, as well as in HR and strategy positions in the Netherlands, Scotland, England, Brunei, and Australia. In her most recent position at Shell Ms. van der Meijs, was VP Finance Projects for Shell’s Projects and Technology business. Ms. van der Meijs holds a Master of Science (Pharmacy) and a Doctor of Pharmacy (Pharm D) degree from the University of Utrecht, and she completed her professional accounting degree in the U.K. with the Chartered Institute of Management Accountants (ACMA/CGMA).
Steven Baert. Mr. Baert has served as a director since 2021. Mr. Baert currently serves as the Chief People Officer and member of the Executive Committee of GE Vernova, a leading energy transition company. He also serves as a non-executive director on the supervisory board and member of the Compensation Committee of Servier, a French privately held pharmaceutical company and serves on the Board of WeSeeHope USA, a charity that focuses on empowering children isolated by poverty in Africa. Prior to this, Mr. Baert was managing director of Propuli LLC, a human capital advisory firm that provided advice to private equity and venture capital clients. From 2006 until 2021, Mr. Baert, worked for Novartis AG and served as Chief People Officer and member of the Executive Committee from 2014 until 2021 and held several leadership roles within that company, including Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis Oncology, Steven held senior HR positions at Bristol-Myers Squibb Co. and Unilever. Mr. Baert holds a Master of Business Administration from the Vlerick Business School, Gent, a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels.

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

EU and U.S. benchmark group:

Europe		U.S.
ADC Therapeutics, Epalinges	Cosmo Pharmaceuticals, Dublin	Anika Therapeutics	Ligand Pharmaceuticals
Alliance Pharma, Chippenham	Galapagos, Mechelen	BioCryst PharmaCeuticals	MannKind
Autolus Therapeutics, London	Innate Pharma, Marseille	Coherus BioSciences	Mirum Pharmaceuticals
Basilea Pharmaceutica, Basel	Merus, Utrecht	Collegium Pharmaceutical	Rigel Pharmaceuticals
Bavarian Nordic, Hellerup	Oxford Biomedica, Oxford	Enanta Pharmaceuticals	Supernus Pharmaceuticals
BioGaia, Stockholm	uniQure, Amsterdam	Heron Therapeutics	Travere Therapeutics
Biotest, Dreieich	Valneva, Saint-Herblain	Ironwood Pharmaceuticals	Vanda Pharmaceuticals
Camurus, Lund	Zealand Pharma, Copenhagen	Karyopharm Therapeutics
A consistent and competitive remuneration structure, which applies across the workforce, is another core principle of our remuneration policy to promote a culture of shared purpose and performance, focusing all executive directors, other executive officers and staff members on delivering on our mission, vision and strategy and creating long-term stakeholder value.
We disclose information regarding remuneration paid to the executive and non-executive directors in our Dutch Annual Report of the Company, in line with the applicable rules and regulations. The remuneration amounts paid to individual executive officers are not required to be disclosed according to Dutch law. Total remuneration paid to the executive officers during the year ended December 31, 2024, was $7.6 million.
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
The respective fixed and variable remuneration elements are explained below:
Historical Remuneration
The following table reflects the remuneration amounts paid to the Executive Director in the year ended December 31, 2024:

Amounts in $ ‘000	Fixed remuneration	Short-term variable: annual bonus	Share-based payments	Post-employment benefits	Other	Total
Dr Sijmen de Vries, CEO and Executive Director	694	414	987	116	35	2,246
The short-term variable bonus of $0.4 million in 2024 is based on the 2024 annual salary of $0.7 million, and is paid in 2025. The share-based payment remuneration is based on expenses incurred during the three-year performance period of historic grants, determined at the fair market value at date of the grant, adjusted for changes in the progress of completing strategic objectives. These strategic objectives are the basis to determine the actual pay-out after the performance period was completed.
The remuneration amounts paid to individual executive officers, other than the above mentioned individual, are not required to be disclosed according to Dutch law and accordingly are not disclosed herein.

Share Option Plan
The following table gives an overview of changes in option holdings of the Executive Director in 2024, the exercise prices and expiration dates:

	January 1, 2024	Granted 2024	Exercised 2024	Forfeited/expired 2024	December 31, 2024	Exercise price ($)	Expiration date
Dr. Sijmen de Vries	2,800,000	—	2,800,000	—	—	0.833	May 22, 2024
Total	2,800,000	—	2,800,000	—	—

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
The below table reflects the number of Executive LTI shares granted and vested over the years from 2022 to 2024 for the CEO:

	Year	Granted	Settled	Forfeited / Unvested	Reserved as at December 31, 2024
Mr. Sijmen de Vries	2024	1,824,602	—	(948,127)	876,475
	2023	1,681,570	—	(313,279)	1,368.291
	2022	2,363,455	—	—	2,363,455
An overview of the number of Executive LTI shares granted in 2024 and in total as well as the fair value per share award is as follows:

Participant category	2024
Executive Members of the Board of Directors	1,824,602
Executive Committee	4,997,299
Total	6,821,901
Fair value per share award ($)	0.896
The following table provides an overview of Executive LTI shares granted, forfeited or issued from 2021 to 2024 as well as the number of Executive LTI shares reserved at December 31, 2024:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2024
Executive Members of the Board of Directors	7,207,515	(403,353)	(2,195,941)	4,608,221
Executive Committee	21,336,652	(1,877,545)	(5,301,855)	14,157,252
Senior managers	812,500	(77,613)	(734,887)	—
Total	29,356,667	(2,358,511)	(8,232,683)	18,765,473

Remuneration Policy for Executive Directors and Officers
Fixed Compensation
The following table reflects the gross annual base salary (fixed remuneration) of the Executive Director/CEO paid in the financial year 2024:

Position	Fixed remuneration amount ($ ‘000)	Fixed remuneration amount (EUR ‘000)
CEO	694	643
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
Historical Remuneration of our non-executive directors

The below table provides an overview of the remuneration paid to the non-executives members of the former Board of Supervisory Directors, to the extent still in office, for the year ended December 31, 2024. Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was 1.0804 and 1.0790 in 2024 and 2023, respectively.

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Dr. Richard Peters	2024	111	43	154
	2023	26	20	46
	2022	—	—	—
Mr. Paul Sekhri	2024	—	—	—
	2023	55	32	87
	2022	72	42	114
Ms. Deborah Jorn	2024	64	32	96
	2023	55	32	87
	2022	55	32	87
Ms. Barbara Yanni	2024	77	32	109
	2023	62	32	94
	2022	53	32	85
Dr. Mark Pykett	2024	63	32	95
	2023	55	32	87
	2022	50	32	82
Ms. Jabine van der Meijs	2024	77	32	109
	2023	62	32	94
	2022	57	32	89
Mr. Leonard Kruimer	2024	72	32	104
	2023	58	32	90
	2022	57	32	89
Mr. Steven Baert	2024	69	32	101
	2023	58	32	90
	2022	55	32	87
Total	2024	533	235	768
	2023	431	244	675
	2022	399	234	633
Remuneration Policy for Non-Executive Directors
The non-executive directors are entitled to the following annual remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s Board of Directors. Non-executive directors receive an annual retainer of €45,000 ($48,618) in cash and €30,000 ($32,412) of unrestricted shares. Our Chair of the Board of Directors receives an annual retainer of €90,000 ($97,236) in cash and €40,000 ($43,216) in unrestricted shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant.

In addition, non-executive directors receive the following committee fees:
• Audit Committee: €7,500 ($8,103) per annum in cash (Chair €15,000 ($16,206));
• Remuneration Committee: €6,250 ($6,753) per annum in cash (Chair €12,500 ($13,505));
• Corporate Governance Committee: €6,250 ($6,753) per annum in cash (Chair €12,500 ($13,505)); and
• Transaction Committee: €6,250 ($6,753) per annum in cash (Chair €12,500 ($13,505)).
An additional compensation of €1,000 ($1,100) per day may be paid in case of extraordinary activities, as determined by the Chair of the Board of Directors.

The below table provides an overview of the total remuneration paid to the non-executive directors for the year ended December 31, 2024. Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was 1.0804 in 2024.

Amounts in $ ‘000	Fixed remuneration	Share-based payment
Dr. Richard Peters	111	43
Ms. Deborah Jorn	64	32
Ms. Barbara Yanni	77	32
Dr. Mark Pykett	63	32
Ms. Jabine van der Meijs	77	32
Mr. Leonard Kruimer	72	32
Mr. Steven Baert	69	32

The non-executive directors do not have an individual employment contract with us and are not entitled to participate in any benefits offered to management and staff, including but not limited to pension plans. Accordingly, there were no amounts set aside or accrued by us to provide pension, retirement or similar benefits to non-executive directors in the year ended December 31, 2024. No loans or other financial commitments will be made by or on behalf of the Company to any non-executive director.
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
Change of control
Following a change of control that has been approved by the General Meeting of Shareholders becoming unconditional, the executive directors will be entitled to pro-rata vesting of outstanding but unallocated shares for the performance period that has lapsed at that moment, subject to the achievement of the applicable performance measures and targets. The remaining shares will vest in accordance with the predetermined schedule (i.e., no accelerated vesting) subject to the achievement of the applicable performance measures and targets.
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

C. Board Practices

For an overview of the foreign private issuer exemptions applicable to our Company, we refer to “Item 16G — Corporate Governance” in this Annual Report.

Committees of our Board of Directors
The Board of Directors has appointed from among its non-executive members an Audit Committee, a Remuneration Committee and a Corporate Governance Committee. The Board of Directors may, from time to time, establish additional committees.
Audit Committee
During the financial year 2024, the Audit Committee consisted of Mr. Kruimer (Chairperson), Ms. Jorn, Ms. Yanni and Ms. van der Meijs. The composition of our Audit Committee is consistent with the best practice provisions of the DCGC and with applicable SEC and Nasdaq regulations. The Audit Committee supports the Board of Directors in monitoring and ensuring the integrity of the Company’s financial reporting. The committee related tasks and responsibilities include, without limitation:

•the supervision and monitoring of the financial accounting process;
•the monitoring of the effectiveness of the Company’s internal management system, internal audit system, and internal risk management and control systems;
•the review of intended material financial disclosures by the Company (including the Annual Report, quarterly results and the related draft press releases);
•the review of disclosures in applicable filings as required by the U.S. Securities Act, the Exchange Act and their related rules;
•the appointment of the Director Audit & Risk, the monitoring of the independence of the internal audit department and the annual evaluation of the internal audit department's performance;
•the review of the internal audit plan and audit reports, respectively;
•the nomination for (re)appointment or dismissal of the external auditor, the monitoring of the external auditor’s independence and the annual evaluation of the external auditor’s performance;
•the review of the external auditor’s audit plan, management letters and audit report, respectively;
•the monitoring of the Company’s funding, application of information and communication technology by the Company, including risks relating to cybersecurity, and the Company’s tax policy; and
•the monitoring the Company's ESG initiatives and disclosure to ensure alignment with regulatory requirements, stakeholder expectations and the Company's strategic objectives.

The Audit Committee met six times in 2024 (2023: six times), either virtually or in person (in the U.S. on October 22, 2024). The external auditor, Deloitte Accountants B.V. (Deloitte) attended each meeting of the Audit Committee. The CEO and the CFO attended all meetings of the Audit Committee as guests.
The Audit Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com. The Audit Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable Nasdaq rules. The charter was last updated on March 20, 2024, following an evaluation by the Audit Committee of the charter previously approved in December 2020.

Remuneration Committee
During the financial year 2024, the Remuneration Committee consisted of Mr. Baert (Chairperson), Ms. Jorn, Dr. Pykett, Dr. Pykett and Ms. van der Meijs. The composition of our Remuneration Committee is consistent with the best practice provisions of the DCGC and SEC and Nasdaq requirements.
The Remuneration Committee met five times in 2024 (2023: five times). Two meetings were held in-person, and the remainder were held virtually.
The Remuneration Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable Nasdaq rules, which charter is available on our website at www.pharming.com. The charter was last updated on March 20, 2024, following an evaluation by the Remuneration Committee of the charter previously approved in December 2020.
Corporate Governance Committee
During the financial year 2024, the Corporate Governance Committee consisted of Ms. van der Meijs (Chairperson), Dr. Peters, Ms. Yanni and Mr. Baert. The composition of our Corporate Governance Committee is consistent with the best practice provisions of the DCGC and SEC and Nasdaq requirements. The main tasks performed by the Corporate Governance Committee include monitoring our compliance with the DCGC and corporate governance-related laws and regulations, monitoring and evaluating the functioning of the Board of the Directors, its committees and individual members and the recruitment and selection for nomination of new directors (if applicable).
The Corporate Governance Committee met four times in 2024 (2023: three times). Two meetings were held in in-person, and the remainder were held virtually.
The Corporate Governance Committee is governed by a charter that complies with applicable Nasdaq rules, which charter is available on our website at www.pharming.com. The charter was evaluated and the updated charter was approved on March 20, 2024.
Transaction Committee
During the financial year 2024, the Transaction Committee consisted of Ms. Yanni (Chairperson), Dr. Peters, Mr. Kruimer and Dr. Pykett. The main tasks of the Transaction Committee include the review and assessment of business cases, including the valuation and analysis of any potential business development transaction, assessing the fit of that potential transaction with the Company's strategy and the main risks and mitigating actions, based on a recommendation and with reference to relevant documents as submitted by the Executive Director and to make recommendations to the Board of Directors on a potential business development transaction.
The Transaction Committee met six times in 2024 (2023: one time). All meetings were held virtually.
The Transaction Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable NASDAQ rules, which charter is available on our website at www.pharming.com. The charter was last updated on March 20, 2024, following an evaluation by the Transaction Committee of the charter previously approved in December 2022.

D. Employees
Throughout the year 2024, we employed an average full time equivalent of 404 people, compared to 382 and 332 for 2023 and 2022, respectively. The increase in employees in the period from 2023 to 2024 aligns with the growth that the business demonstrated. Our business involves specific high-technology processes and requires the employment of highly skilled and motivated personnel. Therefore, it is important for us to create an attractive work environment that retains and motivates qualified personnel and attracts talent in a competitive and global marketplace. None of our employees are represented by any collective bargaining unit.

Average full time equivalent	2024	2023	2022
The Netherlands	208	201	198
Australia	2	—	—
France	17	21	19
Germany	6	4	1
Italy	3	2	1
United Kingdom	17	15	10
United States	148	136	102
Spain	2	—	—
Turkey	1	—	—
Total	404	382	332

Average full time equivalent
General and administrative	125	104	69
Research and development	129	131	138
Marketing and sales	109	100	77
Production	41	47	48
Total	404	382	332

E. Share Ownership
The share ownership information with respect to the Board of Directors and Executive Committee is presented in “Item 7 — A. Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025, by:
•each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 31, 2025. Percentage ownership calculations are based on 683,931,078 ordinary shares issued and outstanding as of March 31, 2025, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that can be acquired within 60 days of March 31, 2025.
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
As of March 31, 2025, there was no person known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.
The following table sets forth the number of our issued and outstanding common shares that are held (beneficially owned) by record holders of March 31, 2025:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:	16,003,614	2.4%
Sijmen de Vries, MD MBA (1)	9,578,202	1.4%
Jeroen Wakkerman (2)	1,784,955	*
Stephen Toor (3)	1,425,153	*
Mireille Sanders, MSc (4)	1,293,991	*
Anurag Relan (5)	1,068,178	*
Ruud van Outersterp (6)	674,160	*
Alexander Breidenbach (7)	115,850	*
Inés Bernal (8)	63,125	*
Fabrice Chouraqui (9)	—	*
Non-Executive Directors:	880,366	*
Ms. Deborah Jorn (10)	161,660	*
Dr. Mark Pykett (11)	146,069	*
Ms. Barbara Yanni (12)	146,069	*
Mr. Leonard Kruimer (13)	121,231	*
Mr. Steven Baert (14)	121,231	*
Ms. Jabine van der Meijs (15)	121,231	*
Dr. Richard Peters (16)	62,875	*
.
*Represents beneficial ownership of less than one percent.
(1) Consists of 9,578,202 ordinary shares held as of March 31, 2025.
(2) Consists of 884,955 ordinary shares and 900,000 exercisable share options held as of March 31, 2025.
(3) Consists of 525,153 ordinary shares and 900,000 exercisable share options held as of March 31, 2025.
(4) Consists of 956,491 ordinary shares and 337,500 exercisable share options held as of March 31, 2025.
(5) Consists of 730,678 ordinary shares and 337,500 exercisable share options held as of March 31, 2025.
(6) Consists of 514,160 ordinary shares and 160,000 exercisable share options held as of March 31, 2025.
(7) Consists of 115,850 ordinary shares held as of March 31, 2025.
(8) Consists of 63,125 ordinary shares held as of March 31, 2025.
(9) Consists of — ordinary shares held as of March 31, 2025.
(10) Consists of 161,660 ordinary shares held as of March 31, 2025.
(11) Consists of 146,069 ordinary shares held as of March 31, 2025.
(12) Consists of 146,069 ordinary shared held as of March 31, 2025.
(13) Consists of 121,231 ordinary shares held as of March 31, 2025.
(14) Consists of 121,231 ordinary shares held as of March 31, 2025.
(15) Consists of 121,231 ordinary shares held as of March 31, 2025.
(16) Consists of 62,875 ordinary shares held as of March 31, 2025.
We estimate that as of March 31, 2025, approximately 9.3% of our outstanding ordinary shares are held by 25 institutional U.S. record holders.

B. Related Party Transactions
We have engaged in the following transactions with our directors, executive officers, holders of more than 10% of our outstanding share capital and their affiliates, and certain entities that we may be deemed to control, which we refer to as our related parties.

Transactions with BioConnection

We enter into transactions with BioConnection, our fill and finish partner, in the ordinary course of business. We are holding a stake of 23.6% in BioConnection. For the years ended December 31, 2024, 2023 and 2022, we paid BioConnection $4.6 million, $4.7 million and $3.0 million respectively, for fill and finish services. At December 31, 2024, the Company owed BioConnection $1.5 million for fill and finish services supplied. At December 31, 2023, the Company owed $0.5 million to BioConnection for fill and finish services. In addition, BioConnection owed $0.3 million to the Company at December 31, 2024, and $0.5 million at December 31, 2023.

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
The employment agreements with Mrs. Sanders, Mr. Toor, Mr. Wakkerman and Mr. van Outersterp do not include a contractual indemnity (and third-party liability claims are therefore governed by the applicable law).

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
In December 2024, the Audit Committee conducted its annual review of the existing related person transactions within the meaning of the Company’s Related Person Policy. The Audit Committee concluded, based on the gathered information, that (i) each of the transactions in scope of that policy was entered into in the ordinary course of business, and (ii) without the involvement of the relevant related persons. Accordingly, the Audit Committee ratified these transactions in accordance with the prevailing policy.

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

B. Significant Changes
None.

Item 9. The Offer and Listing

A. Offer and Listing Details
Since December 22, 2020, our ADSs, each representing ten ordinary shares of Pharming Group N.V., have been quoted on the Nasdaq Global Market under the symbol “PHAR.” Since December 21, 2009, our ordinary shares of Pharming Group N.V. have been quoted on Euronext Amsterdam under the symbol “PHARM.”

B. Plan of Distribution
Not applicable.

C. Markets
Our ADSs, each representing ten ordinary shares of Pharming Group N.V., are listed on the Nasdaq Global Market under the symbol “PHAR.”
Our ordinary shares are currently traded on Euronext Amsterdam under the symbol “PHARM.”

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

On January 24, 2024, Kyowa Kirin Co., Ltd., a Japan-Based global specialty pharmaceutical company, completed an acquisition of Orchard.

On May 8, 2024, we announced that, consistent with our current strategy as well as prioritization of clinical development expansion of leniolisib into additional PID indications, we had decided to terminate the research collaboration & licensing agreement with Orchard Therapeutics and discontinue the OTL-105 program.

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

E. Taxation

MATERIAL INCOME TAX CONSIDERATIONS
The following summary contains a description of material U.S. and Dutch federal income tax considerations of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax considerations to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset within the meaning of Section 1221 of the Code, for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax considerations, any U.S. federal non-income tax considerations such as estate or gift tax considerations, alternative minimum tax considerations, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, and tax considerations applicable to U.S. Holders subject to special rules, such as:
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
The discussion is based on the Code, judicial decisions, final, temporary and proposed Treasury Regulations, administrative pronouncements, and the income tax treaty between The Netherlands and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is:
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
For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).
Based on the estimated composition of our income, assets, operations and market capitalization for 2024, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2024. However, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
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
If a U.S. holder makes a QEF Election covering all taxable years during which the holder holds ordinary shares or ADSs and in which we are a PFIC, distributions and gains will not be taxed as described above. If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. If a

U.S. holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF Election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares or ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares or ADSs that is not included in the holder’s income. If a U.S. holder has made a QEF Election with respect to its ordinary shares or ADSs, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares or ADSs will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF Election, our ordinary shares or ADSs will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares or ADSs in prior years in which we were a PFIC. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if we furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.
If we are a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, such U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on a “qualified exchange.” For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ordinary shares or ADSs.
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
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an Annual Report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the Annual Report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the Annual Report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Taxation of Distributions
Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Non-corporate U.S. holders may qualify for the preferential rates of taxation applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ADSs if we are a “qualified foreign corporation.” A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty), or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Therefore, subject to the discussion under “Passive Foreign Investment Company Rules,” above, if the Treaty is applicable, or if the ADSs are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of non-corporate U.S. holders eligible for the preferential tax rates, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
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
Information with Respect to Foreign Financial Assets
Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 (or higher depending on the filing status of the individual) may be required to file an information report on IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

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
Individuals and corporate legal entities who are resident or deemed to be resident of The Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be), generally are entitled to an exemption of or a credit for any Dutch dividend withholding tax against their income tax or corporate income tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally applies to holders of ordinary shares or ADSs that are neither resident nor deemed to be resident of

The Netherlands if the ordinary shares or ADSs are attributable to a Dutch permanent establishment of such non-resident holder.
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
Dividend stripping
Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.
Taxes on income and capital gains
Dutch Resident Entities
Generally speaking, if the holder of ordinary shares or ADSs is a Dutch Resident Entity, any payment under the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).
Dutch Resident Individuals
If the holder of ordinary shares or ADSs is a Dutch Resident Individual, any payment on the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2024), if:
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

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares or ADSs, such holder will be taxed annually on a deemed return (with a maximum of 6.04% in 2024) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 36%. Actual income, gains or losses in respect of the ordinary shares or ADSs are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1st of the relevant calendar year. The ordinary shares or ADSs are included as investment assets. For the net investment assets on January 1, 2024, the deemed return is 6.04%. The deemed return will be adjusted annually on the basis of historic market yields.
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
The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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
Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described in Item 15.B, our CEO and our CFO have concluded that our disclosure controls and procedures were not effective as of December 31, 2024.

Previously Disclosed Material Weaknesses
As previously disclosed in our Form 20-F for the year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting across each of the five components of the COSO framework (control environment, risk assessment, control activities, information and communication, and monitoring) at the entity level and accordingly, across our business and IT processes.
During the fiscal year ended December 31, 2024, we implemented a comprehensive remediation program to strengthen our control environment and continued taking steps to execute our remediation plan including the following measures, amongst others:

•Performing a detailed risk assessment over all areas of financial reporting, including the implementation of relevant internal control procedures and the completion of our risk and control matrices
•Upgrading our financial systems and implementing information technology general controls to actively manage segregation of duties and strengthen access controls.
We believe the above remediation measures address the risk assessment and information and communication material weaknesses and have concluded them to be fully remediated as of December 31, 2024.

B. Management’s Annual Report on Internal Control over Financial Reporting
Our management, under the supervision of our CEO and our CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our system of internal control is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles. For Pharming Group N.V., “generally accepted accounting principles” means IFRS Accounting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO framework”). Based on our assessment under these criteria, our management determined that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Although the measures described in Item 15.A were implemented during the year ended December 31, 2024, we did not remediate all the previously identified material weaknesses, which gave rise to the following material weaknesses in business process controls as of December 31, 2024:
•We did not maintain effective internal controls over the corporate income tax process.
•We did not design and implement effective internal controls over the process for complex, non-routine transactions with a significant accounting impact.
The material weaknesses in these areas were due to 1) inadequate design and operation of management’s review controls over reports prepared by third-party specialists, and 2) the need for further investment in certain specialized training of finance professionals, when necessary, involving external accounting specialists, to evaluate, and assist in accounting for complex, non-routine transactions.
We will not consider the material weaknesses remediated until the applicable controls are designed, implemented and have operated for a sufficient period of time, and we have concluded, through testing, that these controls are designed and operating effectively.
2025 Remediation Plan
We are in the process of remediating the material weaknesses identified, including further developing and implementing formal policies, processes, controls and documentation relating to our financial reporting. Specifically, management plans to:
•Enhance internal control procedures and documentation for reviewing corporate income tax.
•Implement additional internal control procedures for reviewing complex, non-routine accounting transactions. This may include modifications in how we utilize, and review data received from third-party specialists supporting these areas.
•Provide additional training and guidance for relevant personnel performing internal control procedures, specific to these areas.

•Conduct testing of the relevant internal control procedures in these areas earlier in the year to confirm that they are operating as intended and make further amendments to our control framework if needed.
As we implement these remediation efforts and continue to evaluate and work to improve our internal control over financial reporting, our management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses. Management may also determine that it is necessary to modify the above mentioned remediation efforts depending on the circumstances and Company needs. We cannot assure you that these remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives at all times. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluation of internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm
This Annual Report includes an attestation report of the registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pharming Group N.V. and subsidiaries (the "Company") as at December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2024, of the Company and our report dated April 2, 2025, expressed an unqualified opinion on those financial statements.

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
The following material weaknesses have been identified and included in management's assessment:
•We did not maintain effective internal controls over the corporate income tax process.
•We did not design and implement effective internal controls over the process for complex, non-routine transactions with a significant accounting impact.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte Accountants B.V.
Eindhoven, the Netherlands
April 2, 2025

D. Changes in Internal Controls Over Financial Reporting
Other than as discussed above, there has been no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

We intend to disclose any amendment to the Code of Conduct, or any waivers of its requirements, in our Annual Reports on Form 20-F. For the year ended December 31, 2024, we did not grant any waivers of the Code of Conduct.

Item 16 C. Principal Accountant Fees and Services
Deloitte Accountants B.V., or Deloitte, has served as our independent registered public accounting firm for 2024 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Amounts in $ ‘000	2024	2023
Audit Fees	(1,690)	(1,328)
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	(1,690)	(1,328)
“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the SEC. For the fiscal year ended December 31, 2024, and 2023, the aggregate fees billed for audit services by Deloitte were $1.7 million and $1.3 million, respectively.
“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures. For the fiscal years ended December 31, 2024 and 2023, there were no fees billed for assurance and related services by Deloitte.

“Tax Fees” consist of tax consultations, such as advice in connection with employees’ taxation arising from share-based compensation. For the fiscal years ended December 31, 2024 and 2023, there were no fees billed for tax compliance and tax planning by Deloitte.
“All Other Fees” consist of advisory services such as the adoption or application of IFRS. For the fiscal years ended December 31, 2024 and 2023, there were no fees billed by Deloitte for other non-audit professional services.
Pre-Approval Policies and Procedures
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The Audit Committee reviewed and discussed the external auditor’s 2024 audit plan (including proposed fees) and the draft management letters submitted by the external auditor. The Audit Committee approved the 2024 audit plan at the meeting held on July 30, 2024. The 2024 Audit Plan and the draft management letters were also shared and discussed with the full Board of Directors.
In accordance with the Audit Committee Charter, as published on the Company’s website www.pharming.com/aboutus/corporategovernance, the Audit Committee monitors compliance with the Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm. Accordingly, the Audit Committee shall pre-approve all audit services to be provided to the Company, and all other services (review, attest and non-audit) to be provided to the Company by the external auditor, to the extent permitted under applicable law, provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. The Audit Committee did not have to approve non-audit services by Deloitte in 2024.
Deloitte was appointed by the general meeting of shareholders held on May 17, 2023, as external auditor for the financial year 2023 and 2024. The Audit Committee discussed during its meeting on March 11, 2025, the outcome of the evaluation and the performance of Deloitte and its duties as external auditor for the financial year 2024. The evaluation resulted in an overall positive outcome.

During its meeting on April 2, 2024, the Audit Committee discussed and confirmed the independence of the external auditor.

Item 16 D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended December 31, 2024, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

Item 16 I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

Item 16 J. Insider trading policies
On July 31, 2024, we adopted a new Market Abuse Prevention Policy, replacing our insider trading policy, to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all persons working for the Company and/or any of its subsidiaries and affiliates, including employees, members of the Board, members of the Executive Committee, consultants, agent, interns, contractors, temporary workers, or any other person (each, an “Employee”), regardless of the duration of their (employment) contract or other relationship. The policy establishes guidelines and procedures for the following:
•No Trading: Employees shall not conduct a transaction in our securities, if this may reasonably cause the appearance that they had available or could have had available inside information when conducting the transaction.
•No Tipping: Employees may not (attempt to) recommend or induce anyone to trade in our securities while in the possession of inside information.
•No Comment: Employees may not disclose confidential information or inside information to anyone else, except where the disclosure is made in the normal exercise of their duties within the Company and the recipient of the confidential information or inside information has an existing obligation to keep the received confidential information or inside information confidential.
•No Trading during closed periods: Employees may not trade during Closed Periods. A Closed Period is the period of 30 calendar days before the first publication of our annual, half year and quarterly results, or any other period announced as such by the compliance officer.
•We are committed to upholding both the letter and the spirit of the laws in all jurisdictions in which we conduct business and have implemented these policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

A copy of the Market Abuse Prevention Policy has been filed herewith as Exhibit 11.1.

Item 16 K. Cybersecurity

Risk Management and Strategy
We have established physical, electronic and organizational measures to safeguard and secure our systems and facilities to prevent an information compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result, a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks, attachments to emails, persons inside our organization (including employees or contractors), lost or stolen devices, or persons with access to systems inside our organization. We also perform third-party cybersecurity risk assessments for service providers and others outside the organization. For instance, when a third-party vendor is involved in processing personal data, we assess their administrative, physical and technical to evaluate their compliance with our company policies and applicable regulatory requirements. We also review and assess internal initiatives that involve the processing of personal data

We have been, and may in the future be, subject to cyberattacks. However, we have not identified any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.
Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – We depend on our information technology systems and have been and may in the future be the victim of cyberattacks, which may compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.”

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
Our CFO oversees our cybersecurity risk management program and has primary responsibility for identifying, assessing and managing our exposure to cybersecurity threats and incidents. Our IT Director reports to our CFO with respect to the prevention, detection, mitigation and remediation of cybersecurity risks. The IT Director has over ten years of experience in similar roles.

Item 17. Financial Statements
See ''Item 18 — Financial Statements'' of this Annual Report.

Item 18. Financial Statements
See pages F‑1 through F‑61 of this Annual Report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1
Amended and Restated Articles of Association of Pharming Group N.V. effective as of May 23, 2023 (English translation) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 4, 2024).#

1.2
Board Rules of Pharming Group N.V. effective as of April 1, 2024. (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 4, 2024).#

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 4, 2024).#
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#
2.4	Trust Deed constituting €100,000,000 4.50 per cent Convertible Bonds due 2029, dated as of 25 April 2024, by and between the registrant and BNY Mellon Corporate Trustee Services Limited.
4.1	Revised Stock Option Plan for Employees (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#*
4.2
Revised Stock Option Plan for Employees as amended and restated (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-260557) filed with the SEC on October 28, 2021).#*

4.3
Long Term Incentive Plan as amended and restated on October 26, 2022 (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with SEC on April 5, 2023).#*

4.4
License Agreement, by and between the registrant and Novartis International Pharmaceutical AG, dated August 12, 2019 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#†+

4.5
Form of Indemnity Agreement between the registrant and its directors and executive officers (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on November 25, 2020).#

4.6
Asset Purchase Agreement, dated as of August 9, 2016, by and among Salix Pharmaceuticals, Inc., Santarus, Inc., Valeant Pharmaceuticals Luxembourg S.a r.l., Valeant Pharmaceuticals North America LLC, the Registrant and Pharming Americas B.V. (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-250984) filed with the SEC on December 17, 2020).#†

8.1	List of subsidiaries of the registrant as per December 31, 2024
11.1	Market Abuse Prevention Policy of the Company.
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte Accountant B.V., independent registered public accounting firm.

97.1	Registrant Clawback Policy (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 4, 2024).#
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)
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

Pharming Group N.V.
/s/ Fabrice Chouraqui, MBA, PharmD
——————————————
By: Fabrice Chouraqui, MBA, PharmD
Title: Chief Executive Officer
Date: April 2, 2025

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2024, 2023, and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pharming Group N.V. and subsidiaries (the "Company") as at December 31, 2024 and 2023 the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IASB.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2025 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

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

The Company recognizes product net sales, relating to the sale of the products RUCONEST® and Joenja®. These products net sales are accounted for in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), whereby the sale of these products to customers is recognized for an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods. In the United States, the sales are subject to rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers, mainly consisting of U.S. Medicaid (“U.S. revenue rebate accruals”). An accrual is estimated based on available market information and historical experience at the time of sale for the variable consideration related to these programs.
The U.S. revenue rebate accrual involves the use of significant assumptions and judgements in its calculation. These significant assumptions and judgements include historical claims experience, unbilled claims, and claims submission time lags. Given the complexity of this estimate and the judgements necessary to develop this estimate, auditing this estimate required both extensive audit effort and a high degree of auditor judgement when performing auditing procedures and evaluating the results of those procedures, and therefore we identified the U.S. revenue rebate accruals as a critical audit matter.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions and judgments made by management in estimating the U.S. revenue rebate accruals included the following, amongst others:
•We evaluated the appropriateness and consistency of the Company’s method, data, and assumptions used to calculate the U.S. revenue rebate accrual in accordance with IFRS 15, including evaluating historical trends of rebates to assess any indications of changing historical trends.
•We tested the mathematical accuracy of the U.S. revenue rebate accruals calculation.
•We tested significant assumptions and key inputs used to calculate the U.S. revenue rebate accruals, namely, testing a sample of rebate claims received during the financial year and subsequent to the balance sheet date against source documentation and assessing the reasonableness of management’s forecast.
•We evaluated the Company’s ability to estimate U.S. revenue rebate accruals accurately through retrospective reviews by comparing actual claims received during the current year to historical estimates.

/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands
April 2, 2025
We have served as the Company’s auditor since 2019.

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31,

Amounts in $ ‘000	Notes	2024	2023	2022
Revenues	4	297,200	245,316	205,622
Costs of sales	6	(35,399)	(25,212)	(17,562)
Gross profit		261,801	220,104	188,060
Other income	5	2,177	23,349	14,523
Research and development		(83,147)	(68,914)	(52,531)
General and administrative		(70,650)	(55,877)	(46,016)
Marketing and sales		(118,802)	(124,049)	(85,803)
Other Operating Costs	6	(272,599)	(248,840)	(184,350)
Operating profit / (loss)		(8,621)	(5,387)	18,233
Fair value gain (loss) on revaluation	12, 17	4,990	(930)	(1,185)
Other finance income	7	6,843	3,663	4,485
Other finance expenses	7	(9,944)	(9,069)	(5,463)
Finance gain (cost) net		1,889	(6,336)	(2,163)
Share of net profits (loss) in associates using the equity method	12	(1,760)	(289)	(1,083)
(Loss) / Profit before tax		(8,492)	(12,012)	14,987
Income tax credit (expense)	8	(3,349)	1,464	(1,313)
(Loss) / Profit for the year		(11,841)	(10,548)	13,674
Basic (loss) / earnings per share ($)	25	(0.018)	(0.016)	0.021
Diluted (loss) / earnings per share ($)	25	(0.018)	(0.016)	0.019
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31,

Amounts in $ ‘000	Notes	2024	2023	2022
Profit (loss) for the year		(11,841)	(10,548)	13,674
Currency translation differences	26	(11,980)	5,936	(10,349)
Items that may be subsequently reclassified to profit or loss		(11,980)	5,936	(10,349)
Fair value remeasurement investments	12.3, 26	79	1,167	(705)
Items that shall not be subsequently reclassified to profit or loss		79	1,167	(705)
Other comprehensive income (loss), net of tax		(11,901)	7,103	(11,054)
Total comprehensive income (loss) for the year		(23,742)	(3,445)	2,620
The Notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at December 31,

Amounts in $ ‘000	Notes	2024	2023
Non-current assets
Intangible assets	9	61,039	71,267
Property, plant and equipment	10	7,752	9,689
Right-of-use assets	11	16,382	23,777
Long-term prepayments		90	92
Deferred tax assets	8	30,544	29,761
Investment accounted for using the equity method	12	466	2,285
Investment in equity instruments designated as at FVTOCI	12	—	2,020
Investment in debt instruments designated as at FVTPL	12	3,767	6,093
Restricted cash	14	1,505	1,528
Total non-current assets		121,545	146,512
Current assets
Inventories	15	55,724	56,760
Trade and other receivables	16	54,823	46,158
Marketable securities	13	112,949	151,683
Cash and cash equivalents	14	54,944	61,741
Total current assets		278,440	316,342
Total assets		399,985	462,854

Equity
Share capital		7,769	7,669
Share premium		488,990	478,431
Other reserves		(209)	(2,057)
Accumulated deficit		(275,489)	(265,262)
Shareholders’ equity	26	221,061	218,781
Non-current liabilities
Convertible bonds	17	78,154	136,598
Lease liabilities	18	26,968	29,507
Total non-current liabilities		105,122	166,105
Current liabilities
Convertible bonds	17	4,245	1,824
Trade and other payables	19	66,611	72,528
Lease liabilities	18	2,946	3,616
Total current liabilities		73,802	77,968
Total equity and liabilities		399,985	462,854
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in $ ‘000	Notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2022		7,429	455,254	3,400	(273,167)	192,916
Profit (loss) for the year		—	—	—	13,674	13,674
Other comprehensive income (loss) for the year		—	—	(11,054)	—	(11,054)
Total comprehensive income (loss) for the year		—	—	(11,054)	13,674	2,620
Legal reserves	26	—	—	(1,083)	1,083	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	430	430
Share-based compensation	20, 26	—	—	—	6,392	6,392
Options exercised / LTIP shares issued	26	80	7,043	—	(4,843)	2,280
Total transactions with owners, recognized directly in equity		80	7,043	(1,083)	3,062	9,102
Balance at December 31, 2022		7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the year		—	—	—	(10,548)	(10,548)
Reserves	26	—	—	—	—	—
Other comprehensive income (loss) for the year		—	—	7,103	—	7,103
Total comprehensive income (loss) for the year		—	—	7,103	(10,548)	(3,445)
Other reserves	26	—	—	(423)	423	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	204	204
Share-based compensation	20, 26	—	—	—	9,251	9,251
Options exercised / LTIP shares issued	26	160	16,134	—	(8,161)	8,133
Value conversion rights of convertible bonds	17	—	—	—	—	—
Total transactions with owners, recognized directly in equity		160	16,134	(423)	1,717	17,588
Balance at December 31, 2023		7,669	478,431	(2,057)	(265,262)	218,781
Profit (loss) for the year		—	—	—	(11,841)	(11,841)
Reserves	26	—	—	1,555	(1,555)	—
Other comprehensive income (loss) for the year		—	—	(11,901)	—	(11,901)
Total comprehensive income (loss) for the year		—	—	(10,346)	(13,396)	(23,742)
Other reserves	26	—	—	(31)	31	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(66)	(66)
Share-based compensation	20, 26	—	—	—	11,248	11,248
Options exercised / LTIP shares issued	26	100	10,559	—	(8,044)	2,615
Value conversion rights of convertible bonds	17	—	—	12,225	—	12,225
Total transactions with owners, recognized directly in equity		100	10,559	12,194	3,169	26,022
Balance at December 31, 2024		7,769	488,990	(209)	(275,489)	221,061
The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in $ ‘000	Notes	2024	2023	2022
Profit (loss) before tax		(8,492)	(12,012)	14,987
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	6,9,10,11	16,070	15,925	13,188
Equity settled share based payments	26	11,248	9,251	6,392
Gain on disposal of investment in associate	5	—	—	(12,242)
Fair value loss (gain) on revaluation	12, 17	(4,990)	930	1,185
Gain on disposal from PRV sale	5	—	(21,279)	—
Disposal of leases	11, 18	22	—	—
Other finance income	7	(6,843)	(3,663)	(4,485)
Other finance expenses	7	9,887	9,069	5,463
Share of net losses in associates using the equity method	12	1,758	289	1,083
Other		—	(1,079)	(1,576)
Operating cash flows before changes in working capital		18,660	(2,569)	23,995

Changes in working capital:
Inventories	15	(503)	(14,434)	(15,016)
Trade and other receivables	16	(6,783)	(18,539)	2,364
Payables and other current liabilities	19	(2,769)	16,228	11,992
Restricted cash	14	(17)	(216)	273
Total changes in working capital		(10,072)	(16,961)	(387)

Interest received	7	5,201	2,883	85
Income taxes received (paid)	8	(15,584)	(655)	(1,235)

Net cash flows generated from (used in) operating activities		(1,795)	(17,302)	22,458
Capital expenditure for property, plant and equipment	10	(790)	(1,437)	(1,376)
Proceeds on PRV sale	5	—	21,279	—
Investment intangible assets	9	(6)	(27)	(601)
Disposal of investment designated as at FVOCI	12	2,098	—	—
Proceed from sale of Investment associate	12	—	—	7,300
Purchases of marketable securities	13	(284,314)	(382,014)	—
Proceeds from sale of marketable securities	13	314,630	232,811	—
Net cash flows generated from (used in) investing activities		31,618	(129,388)	5,323
Payment of lease liabilities	18	(4,008)	(4,038)	(3,311)
Interests on lease liabilities	18	(1,141)	(1,088)	—
Net proceeds of issued convertible bonds	17	104,539	—	—
Repurchase of convertible bonds	17	(134,924)	—	—
Interests on convertible bonds	17	(4,457)	(4,046)	(3,952)
Settlement of share based compensation awards	20	5,579	8,133	2,281
Net cash flows generated from (used in) financing activities		(34,412)	(1,039)	(4,982)

Increase (decrease) of cash		(4,589)	(147,729)	22,799
Exchange rate effects		(2,208)	2,128	(7,381)

Cash and cash equivalents at January 1	14	61,741	207,342	191,924

Total cash and cash equivalents at December 31		54,944	61,741	207,342
The Notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.CORPORATE INFORMATION
Pharming Group N.V., hereafter “the Company,” “the Group” or “Pharming,” is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
The consolidated financial statements of Pharming for the year ended December 31, 2024. were authorized for issue in accordance with a resolution of the Board of Directors on April 2, 2025. The financial statements are subject to adoption by the Annual General Meeting of shareholders, which has been scheduled for June 11, 2025.
The headquarters and registered office of Pharming Group N.V. are located at:

Darwinweg 24
2333 CR Leiden
The Netherlands
2.ACCOUNTING PRINCIPLES AND POLICIES
2.1.BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION
The consolidated financial statements are prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union. The consolidated financial statements provide a general overview of our activities and the results achieved and have been prepared on a going concern basis.
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
The 2024 year-end balance of cash and cash equivalents, restricted cash and marketable securities of $169.4 million is expected to fund the Company for more than twelve months from the date of this report.
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

Following the approval of Joenja® (leniolisib) by the U.S. Food and Drug Administration, or FDA, in March 2023, and the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA, in September 2024, the Company has increased investments in strengthening the organization and marketing and sales activities. The Board of Directors anticipates further investments in the preparations for the launch and commercialization of leniolisib in other key global launch markets in 2025. In addition, following the acquisition of Abliva AB in the first quarter of 2025, the overall cash position has decreased and additional investments in the acquired pipeline are expected. These investments will have a negative effect on the results in the year 2025. Consequently, cash and cash equivalents, restricted cash and marketable securities may reduce during the year as the company invests in its future. Revenue from Joenja® is expected to grow from 2025 onwards. The company remains confident in the robustness of RUCONEST® sales, growth and expansion of Joenja® sales and the expansion of its pipeline.

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
Overall, based on the outcome of this assessment, our 2024 financial statements have been drawn up on the basis of a going concern assumption.

2.2New and revised IFRS standards
The Company applied for the first-time certain amendments, which are effective for annual periods beginning on or after January 1, 2024 as disclosed below.
•Amendments to IFRS 7 and IAS 7: Supplier Finance Arrangements.
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current.
•Amendments to IAS 1: Non-current Liabilities with Covenants.

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
•Amendments to IAS 21: Lack of Exchangeability.
•IFRS 18: Presentation and Disclosures in Financial Statements.
•IFRS 19: Subsidiaries without Public Accountability: Disclosures.

The Board of Directors does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods, except for IFRS 18 Presentation and Disclosures in Financial Statements.

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss.
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements.
•improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Board of Directors anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods.
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

The following table provides an overview of the consolidated subsidiaries at December 31, 2024:

Entity	Registered office	Investment %
Pharming Americas B.V.	The Netherlands	100%
Pharming Intellectual Property B.V.	The Netherlands	100%
Pharming Technologies B.V.	The Netherlands	100%
Pharming Research & Development B.V.	The Netherlands	100%
Pharming Australia Pty. Ltd.	Australia	100%
Pharming UK Ltd.	The United Kingdom	100%
Broekman Instituut B.V.	The Netherlands	100%
Pharming Healthcare, Inc.	The United States	100%
ProBio, Inc.	The United States	100%
Liquidation of Pharming B.V.
During 2024, the Company completed the liquidation of its wholly owned subsidiary, Pharming B.V., a dormant subsidiary. The decision to liquidate was made as part of the Company's strategic realignment and efforts to streamline operations. The liquidation process was finalized on December 17, 2024, and Pharming B.V. was formally dissolved. Upon liquidation, there were no material assets or liabilities available at the dormant subsidiary. The liquidation did not result in a material financial impact for the Company and has been fully recognized in the Company's financial position. The liquidation process was conducted in accordance with applicable laws and regulations.
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
For the purpose of presenting consolidated financial statements in U.S. dollars, the assets and liabilities of the Group’s operations having a different functional currency are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve. The following exchange rates were applied:

	December 31, 2024	Average 2024	December 31, 2023	Average 2023	December 31, 2022	Average 2022
EUR/USD	1.0350	1.0804	1.1002	1.0790	1.0667	1.0543
AUD/USD	0.6224	0.6596	Not used	Not used	Not used	Not used
GBP/USD	1.2488	1.2772	Not used	Not used	Not used	Not used
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
The remaining amortization periods for intangible assets at December 31, 2024 are:

Amortization period
Category	Description	Total	Remaining
RUCONEST® for HAE (EU)	RUCONEST® for HAE (EU) development costs	10 years	Fully amortized
RUCONEST® license	RUCONEST® license for HAE (US)	20 years	12 years
RUCONEST® license	RUCONEST® license for HAE (EU)	12 years	7 years
JOENJA® license	JOENJA® license for APDS	14 years	12 years
Software	Software development costs	3 to 5 years	1 to 5 years
Derecognition of intangible assets
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Biological Assets
Under IAS 41 “Agriculture,” management is required to assess whether ‘biological assets’ which are contributing to production of our cash flows should be accounted for as assets. Management has assessed Pharming’s biological assets and conclude that these do not qualify to be recognized under the relevant standard IAS 41 “Agriculture” due to their uniqueness and very special transgenic nature and thus all relevant costs are expensed through the income statement.
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
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘fair value gain (loss) on revaluation’ line item (Note 12. Investments). Fair value is determined in the manner described in Note 12. Investments.
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
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments (maturity less than 3 months) readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position. For the purpose of the statement of cash flow, cash and cash equivalents do not include restricted cash and the interest on cash is accounted for as operating cash flow.
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
Convertible bonds
The convertible bonds are classified as hybrid financial instruments under IAS 32 and pursuant to it the debt host contract and the embedded derivative for the fair value of the conversion rights into Pharming shares (the “conversion option”) are recognized separately.

The component parts of convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument. If, or until, this fixed-for-fixed criterion is not met, the conversion option is recognized as a financial liability derivative at fair value through profit or loss. When this fixed-for-fixed criterion is met at a later date, the conversion option is reclassified to equity at fair value, resulting in a fair value result immediately prior to the reclassification.
If the fixed-for-fixed criterion is met, at the date of issue, the fair value of the debt host contract is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method. The conversion option classified as equity at issuance is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.
If the fixed-for-fixed criterion is not met, the conversion option classified as a financial liability derivative at recognition is measured using a pricing model. Upon and in case of reclassification to equity when the fixed-for-fixed criterion is met at a later date, the conversion option is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. The debt host contract is measured as the difference between the proceeds from the bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost.
Direct costs associated with the issue of the convertible bonds are allocated to the debt host contract and the conversion option in amounts proportional to the allocation of the gross proceeds. They are accounted for respectively in the amortized cost (debt host contract) and in equity (conversion option meeting fixed-for-fixed criterion at initial recognition), or in the income statement (conversion option not meeting fixed-for-fixed criterion at initial recognition).
In the case the Company extinguishes the convertible bond before maturity through an early redemption or repurchase, the difference between the carrying amount of the debt host contract (or part of the debt host contract) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, will be recognized in the income statement.
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
Other income
Other income consists of gains upon sales of investment in associates, income from government grants, and gain on the sale of the Rare Pediatric Disease Priority Review Voucher (PRV).
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
Interest income
Interest income is recognized as interest accrues, using the effective interest method. For the purpose of the consolidated statement of cash flows, interest income derived from cash and cash equivalents and marketable securities have been presented as operating cash flows.
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
Share-based payment
The costs of option plans are measured by reference to the fair value of the options on the date on which the options are granted. The fair value is determined using the Black-Scholes model. The costs of these options are recognized in the income statement (other operating costs) during the vesting period, together with a corresponding increase in equity (other reserves). If required, the estimate of the number of equity instruments expected to vest is revised on a yearly basis. The impact of this revision is reflected in the statement of profit & loss (other operating costs) and statement of other comprehensive income. Share-based payment charges do not affect liabilities or cash flows in the year of expense since all transactions are equity-settled.
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
The fair value is determined using Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period (other operating costs). The fair value at the grant date includes the market performance condition (relative total shareholder return performance) but excludes the three-year service condition. The performance includes Total Shareholder Return (40% weighing) and achievement of long-term strategy oriented objectives (60% weighing). The Total Shareholders Return is compared to a peer group.
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
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in 2024 and has none at the date of this report.
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

Judgements:
Biological Assets
Under IAS 41 “Agriculture,” management is required to assess whether ‘biological assets’ which are contributing to production of our cash flows should be accounted for as assets. Management has assessed Pharming’s biological assets and conclude that these do not qualify to be recognized under the relevant standard IAS 41 “Agriculture” due to their uniqueness and very special transgenic nature and thus all relevant costs are expensed through the income statement.

Estimates:
Revenue - U.S. Revenue Rebate Accruals
Revenue is recognized when control has been transferred to the customer. Revenue is reduced by chargebacks and rebates for government healthcare programs, discounts to specialty pharmacies and wholesalers, and product returns given or expected to be given, which vary by patient groups. Chargebacks and rebates for healthcare programs depend upon the submission of claims sometime after the initial recognition of the sale. The liability for this variable consideration is made, at the time of sale, for the estimated chargebacks and rebates, mainly U.S. Medicaid, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of patient groups. As multiple variables impact the accrual, no sensitivity analysis has been performed. The level of these liabilities is being reviewed and adjusted regularly in the light of contractual and legal obligations, historical charges and trends, past experience and projected mixtures of patient groups. The Group acquires this information from both internal resources and external parties.
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
CODM reviews the Company’s results under four operating segments based on a combination of the products that the Company has launched - RUCONEST® and Joenja®, and the main geographies where sales are consummated - focused on the U.S. and reporting, in aggregate, Europe and Rest of the World (“RoW”). The four operating segments correspond to each of its four reportable segments for financial reporting purposes.
Joenja® was launched in 2023 and therefore Joenja® related operating segments and comparative information for 2022 is not available.
The CODM reviews revenues and gross profit to assess the performance of their operating segments. The CODM does not review financial information on a segmental basis below gross profit, and balance sheet information is not allocated to the company's reportable segments. There are no intersegment sales.
Total revenues and gross profit per each operating and reportable segment for the period ended for the years ended December 31, 2024, 2023 and 2022 are:

Amounts in $ ‘000	2024			2023			2022
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
US	246,649	40,500	287,149	221,213	17,894	239,107	200,082	—	200,082
Europe and RoW	5,590	4,461	10,051	5,921	288	6,209	5,540	—	5,540
Total revenues	252,239	44,961	297,200	227,134	18,182	245,316	205,622	—	205,622
Gross profit:
US	221,093	35,136	256,229	202,441	15,417	217,858	186,263	—	186,263
Europe and RoW	1,126	4,446	5,572	2,026	220	2,246	1,797	—	1,797
Total gross profit	222,219	39,582	261,801	204,467	15,637	220,104	188,060	—	188,060
Substantially all of the Company’s non-current assets are located in The Netherlands.
4.REVENUE
The revenue fully relates to the transfer of goods and is recognized at a point in time when the goods have been delivered to the customer.
For the years ended December 31, 2024 and 2023, the sales of RUCONEST® in the U.S. market were $246.6 million and $221.2 million, respectively. In 2022, the sales of RUCONEST® in the U.S. market were $200.1 million. Revenues of RUCONEST® in Europe and Rest of the World amounted to $5.6 million in 2024, $5.9 million in 2023 and $5.5 million in 2022.
Sales of Joenja® worldwide in 2024 were $45.0 million compared to $18.2 million in 2023. Revenues of Joenja® in Europe and Rest of World is revenue through Named Patient Programs and amounted to $4.5 million in 2024 compared to $0.3 million in 2023.
Two U.S. customers represented approximately $227.7 million, or 77%, of our net revenues in 2024, per customer $134.8 million and $92.9 million respectively. In 2023 these two U.S. customers represented approximately $204.3 million, or 83%, per customer $108.4 million and $95.9 million respectively. In 2022 these two U.S. customers represented approximately $173.6 million, or 84%, per customer $89.3 million and $84.3 million respectively. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product and includes sales within the RUCONEST® segment.
5.OTHER INCOME

Amounts in $ ‘000	2024	2023	2022
Grants	2,106	1,784	1,774
Gain on divestment in associates	—	—	12,242
Proceeds from PRV sale	—	21,279	—
Other	71	286	507
Total	2,177	23,349	14,523
The received grants amounted to $2.1 million in 2024, $1.8 million in 2023: and $1.8 million in 2022: The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.
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

In 2022, Pharming reduced its minority stake in BioConnection from 43.85% to 23.60%. As a result of this one-off transaction, Pharming has recognized a gain of $12.2 million in 2022.
6.EXPENSES BY NATURE
Costs of sales
Costs of sales in 2024, 2023 and 2022 were as follows:

Amounts in $ ‘000	2024	2023	2022
Cost of inventories recognized as expenses	(25,645)	(21,404)	(17,398)
Royalty fees	(4,907)	(2,145)	—
Obsolete inventory impairments	(4,847)	(1,663)	(164)
Total	(35,399)	(25,212)	(17,562)
Pharming expensed royalty fees to Novartis on Joenja® sales, amounting to $4.9 million in 2024, $2.1 million in 2023 and $0.0 million in 2022. See Note 23. Commitments and contingencies for further information on the royalty fees to Novartis.
Obsolete inventory impairment stems from products no longer eligible for commercial sales which required a reduction in the valuation of the inventories to the lower net realizable value. Impairments related to inventories designated for commercial activities in 2024, 2023 and 2022 amounted to a charge of $4.8 million, $1.7 million and $0.2 million, respectively.

Costs of research and development
Research and development costs in 2024, 2023 and 2022 were as follows:

Amounts in $ ‘000	2024	2023	2022
Employee costs	(29,869)	(26,830)	(20,595)
Amortization costs intangible assets	(232)	(218)	(55)
Impairment losses intangible assets	—	(253)	—
Depreciation Property, plant and equipment and right of use assets	(1,449)	(1,636)	(1,602)
Direct Operating Expenses	(47,232)	(36,226)	(27,107)
Other indirect research and development costs	(4,365)	(3,751)	(3,172)
Total research and development costs	(83,147)	(68,914)	(52,531)
Operating expenses for research and development activities in 2024, 2023 and 2022 were $83.1 million, $68.9 million and $52.5 million, respectively. The increase in costs for 2024 mainly relates to current year's spend in research in leniolisib for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) for patients under 12 years old, research on the use of leniolisib for additional primary immunodeficiencies (PIDs) beyond APDS and costs relating to activities in EU and the rest of the world for the purpose of receiving regulatory approval to commercialize Joenja® for APDS. Primarily due to these activities, both the direct operating expenses and the employee costs have increased in 2024.
Costs of general and administrative activities
General and administrative costs for 2024, 2023 and 2022 were as follows:

Amounts in $ ‘000	2024	2023	2022
Employee costs	(25,526)	(21,216)	(14,868)
Amortization costs intangible assets	(617)	(650)	(492)
Depreciation PPE and right of use assets	(2,926)	(3,118)	(2,525)
Impairment losses PPE and right of use assets	(5,027)	(4,663)	(4,376)
Direct Operating Expenses	(18,790)	(11,240)	(9,038)
Other indirect general and administrative costs	(17,764)	(14,990)	(14,717)
Total general and administrative costs	(70,650)	(55,877)	(46,016)
Other indirect general and administrative costs include insurance, compliance and other costs.
Costs of marketing and sales activities
Marketing and sales costs for 2024, 2023 and 2022 were as follows:

Amounts in $ ‘000	2024	2023	2022
Employee costs	(48,791)	(44,478)	(32,858)
Amortization costs intangible assets	(5,424)	(4,985)	(3,765)
Depreciation PPE and right of use assets	(394)	(403)	(372)
Direct Operating Expenses	(57,058)	(67,366)	(42,398)
Other indirect marketing and sales costs	(7,135)	(6,817)	(6,410)
Total marketing and sales costs	(118,802)	(124,049)	(85,803)

Employee benefit costs for 2024, 2023 and 2022 were as follows:

Amounts in $ ‘000	2024	2023	2022
Salaries	(80,026)	(71,690)	(53,328)
Social security costs	(9,278)	(8,604)	(6,317)
Pension costs	(3,629)	(2,980)	(2,284)
Share-based compensation	(11,253)	(9,251)	(6,392)
Total	(104,186)	(92,525)	(68,321)
Salaries include holiday allowances and cash bonuses for staff.
Depreciation and amortization charges
Depreciation and amortization charges are included in:

Amounts in $ ‘000	2024	2023	2022
Property, plant and equipment	(1,395)	(1,494)	(1,993)
Intangible assets	(6,273)	(5,852)	(4,312)
Total	(7,668)	(7,346)	(6,305)

Right of use assets	(3,374)	(3,664)	(2,565)
Total	(3,374)	(3,664)	(2,565)
7.OTHER FINANCE INCOME AND EXPENSES

Amounts in $ ‘000	2024	2023	2022
Interest income	4,858	3,663	85
Foreign currency gains	1,985	—	4,400
Other finance income	6,843	3,663	4,485
Foreign currency losses	—	(2,971)	—
Interest loans and borrowings	(7,699)	(4,876)	(4,736)
Interest leases	(1,038)	(1,088)	(622)
Fees and expenses on repayment and issuance convertible bonds	(1,151)	—	—
Other finance expenses	(56)	(134)	(105)
Other finance expenses	(9,944)	(9,069)	(5,463)

Total other finance income and expense	(3,101)	(5,406)	(978)
Interest income
Since 2023, the Company has used excess cash to invest in euro denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. Since 2024, excess cash has also been used to invest in money market funds. As a result of these purchases, the interest income has increased compared to 2023. Reference is made to Note 13. Marketable securities for more information on these investments.
Foreign currency results
These results primarily follow from the revaluation of bank balances which are denominated in foreign currencies, mainly U.S. dollars, and the timing of foreign currency payments against the actual exchange rate as compared to the original exchange rate applied upon the charge of fees or expenses. The gains in 2024 are mainly a result of the revaluation of the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is euro.
Expenses on convertible bonds
Amortization and interest on convertible bonds in 2024, 2023 and 2022 relate to the amortized costs and coupons on the convertible bonds as disclosed in Note 17. Convertible bonds. The amortized costs are calculated at the effective rate of interest, which takes account of any equity component on recognition such as early repayment options. The fees and expenses on repayment and issuance of the convertible bonds relate to the premium paid over the current carrying amount upon repayment and to the direct costs allocated to the conversion option as disclosed in Note 17. Convertible bonds.
8.INCOME TAX
Income taxes on ordinary activities
The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in $ ‘000	2024	2023	2022
Income tax expense
Current tax
Current tax on profit for the year	(9,287)	(5,343)	(3,761)
Adjustments for current tax of prior periods	315	241	(9)
Total current tax credit (expense)	(8,972)	(5,102)	(3,770)

Deferred income tax
Deferred tax on profit for the year	7,469	6,639	2,581
Adjustments for deferred tax of prior periods	(1,846)	(73)	(124)
Total deferred tax credit (expense)	5,623	6,566	2,457
Income tax credit (expense)	(3,349)	1,464	(1,313)

Effective income tax rate
Pharming Group’s effective rate in its consolidated income statement differed from The Netherlands’ statutory tax rate of 25.8%. The following table reconciles the tax credit (expense) at the statutory rate to actual credit (expense) for the year in the consolidated income statement:

Amounts in $ ‘000	2024	2023	2022
Reconciliation of tax charge
Profit, (loss) before taxation	(8,492)	(12,012)	14,987
Profit, (loss) multiplied by standard rate of tax in The Netherlands	2,190	3,099	(3,866)

Effects of:
Tax rate in other jurisdictions	999	1,123	554
Non-taxable income	657	6	2,680
Non deductible expenses	(1,527)	(266)	(7)
Share based payments	(2,510)	(2,022)	(531)
Adjustments of prior periods	(1,531)	168	15
Change in statutory applicable tax rate	—	—	(1)
(De)recognition of deferred tax assets	(333)	—	—
U.S. State taxes and other	(1,294)	(644)	(157)
Income tax credit (expense) for the year	(3,349)	1,464	(1,313)
Factors affecting current and future tax charges
The primary difference between the nominal tax and the effective tax for the year 2024 stems from U.S. profits being taxed at a combined Federal and State tax rate of 27.96%, while a portion of the losses in the Netherlands does not result in an offsetting tax credit due to being partially attributable to non-deductible expenses.
Deferred tax
The balance of the net deferred tax assets/(liabilities) is therefore shown below:

Amounts in $ ‘000	2024	2023
Total deferred tax assets	41,923	37,863
Total deferred tax liabilities	(11,379)	(8,102)
Total net deferred tax assets /(liabilities)	30,544	29,761

The deferred tax assets and liabilities are offset since there is a legally enforceable right to set off current tax assets against current tax liabilities and to the extent the intention exists, to settle on a net basis or realize the asset and settle the liability simultaneously.
The significant components and annual movements of deferred income tax assets as of December 31, 2024, and December 31, 2023, are as follows:

Amounts in $ ‘000	2024	2023
Intangible assets	3,289	2,183
Lease liabilities	6,292	7,063
Accruals	4,015	4,151
Unrealized profit in inventory	10,498	8,453
Other	5,923	3,484
Tax losses	11,906	12,529
Total deferred tax assets	41,923	37,863

Amounts in $ ‘000	Intangible assets	Lease liabilities	Accruals	Unrealized profit in inventory	Other	Tax losses	Total
At January 1, 2023	9,876	7,042	2,026	3,176	3,545	3,546	29,211
(Charged)/credited
- to profit or loss	(7,806)	(177)	2,103	5,077	566	8,702	8,465
- other movement	—	(19)	22	—	(192)	—	(189)
- to accumulated deficit	—	—	—	—	(457)	—	(457)
- currency translation	113	217	—	200	22	281	833
At December 31, 2023	2,183	7,063	4,151	8,453	3,484	12,529	37,863
(Charged)/credited
- to profit or loss	1,107	(371)	(133)	1,811	3,076	(416)	5,074
- other movement	—	—	—	—	—	—	—
- to accumulated deficit	—	—	—	847	(626)	540	761
- currency translation	(1)	(400)	(3)	(613)	(11)	(747)	(1,775)
At December 31, 2024	3,289	6,292	4,015	10,498	5,923	11,906	41,923
Based upon the Company’s latest budget for 2025 and its long-range forecasts for the five years thereafter, it is considered probable that there will be sufficient taxable profits in the future to realize the deferred tax assets, and therefore these assets should continue to be recognized in these financial statements.
Accruals represent deferred tax assets recognized for temporary differences between the carrying amount and tax bases of accrued liabilities in the U.S.
The unused tax losses were incurred by the Dutch fiscal unity and Pharming Healthcare.
The current part of the net deferred tax assets is $11.9 million and $10.5 million for the years ended December 31, 2024 and 2023.

The component and annual movement of deferred income tax liabilities as of December 31, 2024 and December 31, 2023, are as follows:

Amounts in $ ‘000	2024	2023
Tangible fixed assets	(2,916)	(4,865)
Convertible bonds	(5,067)	—
Other liabilities	(3,396)	(3,237)
Total deferred tax liabilities	(11,379)	(8,102)

Amounts in $ ‘000	Tangible fixed assets	Convertible bonds	Other liabilities	Total
At January 1, 2023	(6,238)	—	—	(6,238)
(Charged)/credited
- to profit or loss	1,516	—	(3,414)	(1,898)
- other movement	13	—	178	191
- to other comprehensive income	—	—	—	—
- currency translation	(156)	—	(1)	(157)
At December 31, 2023	(4,865)	—	(3,237)	(8,102)
(Charged)/credited
- to profit or loss	1,749	(1,038)	(160)	551
- other movement	—	—	—	—
- to other comprehensive income	—	(4,251)	—	(4,251)
- currency translation	200	222	1	423
At December 31, 2024	(2,916)	(5,067)	(3,396)	(11,379)

9.INTANGIBLE ASSETS

Amounts in $ ‘000	RUCONEST® for HAE (EU)	Development costs	RUCONEST® licenses	Joenja® license	Software	Total
At cost	563	250	67,583	23,703	4,621	96,720
Accumulated:
Amortization charges	(563)	—	(20,054)	—	(982)	(21,599)
Carrying value at January 1, 2023	—	250	47,529	23,703	3,639	75,121

Amortization charges	—	—	(3,681)	(1,300)	(884)	(5,865)
Impairment charges	—	(253)	—	—	—	(253)
Assets acquired	—	—	—	—	27	27
Divestments - cost	—	(253)	—	—	(18)	(271)
Divestment - accumulated amortization	—	—	—	—	12	12
Divestment - impairment charges	—	253	—	—	—	253
Currency translation - cost	18	3	2,126	744	142	3,033
Currency translation - amortization	(18)	—	(702)	(26)	(44)	(790)
MOVEMENT 2023	—	(250)	(2,257)	(582)	(765)	(3,854)

At cost	581	—	69,709	24,447	4,772	99,509
Accumulated:
Amortization charges	(581)	—	(24,437)	(1,326)	(1,898)	(28,242)
Carrying value at December 31, 2023	—	—	45,272	23,121	2,874	71,267

Amortization charges	—	—	(3,686)	(1,735)	(852)	(6,273)
Impairment charges	—	—	—	—	—	—
Assets acquired	—	—	—	—	6	6
Divestments - cost	(570)	—	—	—	—	(570)
Divestment - accumulated amortization	570	—	—	—	—	570
Divestment - impairment charges	—	—	—	—	—	—
Currency translation - cost	(11)	—	(4,131)	(1,449)	(283)	(5,874)
Currency translation - amortization	11	—	1,603	151	148	1,913
Movement 2024	—	—	(6,214)	(3,033)	(981)	(10,228)

At cost	—	—	65,578	22,998	4,495	93,071
Accumulated:
Amortization charges	—	—	(26,520)	(2,910)	(2,602)	(32,032)
Carrying value at December 31, 2024	—	—	39,058	20,088	1,893	61,039

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
Joenja® (referred to as 'Novartis license' in 2022)
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, the P13Kδ inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome, or APDS. Following FDA approval on March 24, 2023, the amortization of the Joenja® license commenced. Since 2023, no additional development costs were capitalized.
Software
Amortization of software is mainly related to the ERP system SAP S/4HANA.

10.PROPERTY, PLANT AND EQUIPMENT

Amounts in $ ‘000	Operational facilities	Leasehold Improvement	Machinery and equipment	Other	Asset under construction	Total
At cost	4,659	5,282	8,278	4,691	6	22,916
Accumulated depreciation	(2,866)	(2,108)	(4,915)	(2,635)	—	(12,524)
Carrying value at January 1, 2023	1,793	3,174	3,363	2,056	6	10,392
Investments	32	60	682	488	175	1,437
Internal transfer - cost	—	—	—	6	(6)	—
Internal transfer - accumulated depreciation	—	—	—	—	—	—
Other - cost	74	60	432	—	—	566
Other - accumulated depreciation	(59)	(59)	(434)	—	—	(552)
Divestments	—	(14)	(11)	(120)	—	(145)
Impairment	—	—	—	—	—	—
Depreciation charges	(365)	(258)	(860)	(919)	—	(2,402)
Depreciation of disinvestment	—	8	6	120	—	134
Currency translation - cost	148	158	279	66	4	655
Currency translation - accumulated depreciation	(98)	(70)	(183)	(45)	—	(396)
Movement 2023	(268)	(115)	(89)	(404)	173	(703)
At cost	4,913	5,546	9,660	5,131	179	25,429
Accumulated depreciation	(3,388)	(2,487)	(6,386)	(3,479)	—	(15,740)
Carrying value at December 31, 2023	1,525	3,059	3,274	1,652	179	9,689
Investments	—	197	219	230	144	790
Internal transfer - cost	—	—	—	175	(175)	—
Internal transfer - accumulated depreciation	—	—	—	—	—	—
Other - cost	—	—	—	—	—	—
Other - accumulated depreciation	—	—	—	—	—	—
Divestments	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Depreciation charges	(355)	(266)	(756)	(900)	—	(2,277)
Depreciation of disinvestment	—	—	—	—	—	—
Currency translation - cost	(291)	(311)	(582)	(152)	(3)	(1,339)
Currency translation - accumulated depreciation	216	148	410	115	—	889
Movement 2024	(430)	(232)	(709)	(532)	(34)	(1,937)
At cost	4,622	5,432	9,297	5,384	145	24,880
Accumulated depreciation	(3,527)	(2,605)	(6,732)	(4,264)	—	(17,128)
Carrying value at December 31, 2024	1,095	2,827	2,565	1,120	145	7,752
The Company had capital expenditures of $0.8 million and $1.4 million, mainly related to new machinery and equipment for the years ended December 31, 2024 and 2023.
For the years ended December 31, 2024 and 2023, depreciation charges on production related property, plant and equipment of $0.8 million and $0.9 million have been included in the value of inventories and an amount of

$1.5 million and $1.5 million of the total depreciation costs for 2024 and 2023 have been charged to the statement of income (other operating costs).
11.RIGHT-OF-USE ASSETS
This Note provides information for leases where the Group is a lessee.

Amounts recognized in the balance sheet
The balance sheet shows the following amounts relating to lease:

Amounts in $ ‘000	Buildings	Cars	Total
Carrying value At cost	32,884	3,334	36,218
Carrying value Accumulated depreciation	(6,185)	(1,280)	(7,465)
Carrying value at January 1, 2023	26,699	2,054	28,753
Additions	—	1,413	1,413
Remeasurement	1,865	—	1,865
Divestments	—	(756)	(756)
Depreciation charges	(2,913)	(1,289)	(4,202)
Depreciation of disinvestment	—	700	700
Impairment	(4,663)	—	(4,663)
Currency translation - cost	873	18	891
Currency translation - accumulated depreciation	(213)	(11)	(224)
Movement 2023	(5,051)	75	(4,976)
At cost	30,959	4,009	34,968
Accumulated depreciation	(9,311)	(1,880)	(11,191)
Carrying value at December 31, 2023	21,648	2,129	23,777
Additions	—	2,395	2,395
Remeasurement	338	—	338
Divestments	(305)	(1,694)	(1,999)
Depreciation charges	(2,627)	(1,280)	(3,907)
Depreciation of disinvestment	186	1,515	1,701
Impairment	(5,027)	—	(5,027)
Currency translation - cost	(1,431)	(41)	(1,472)
Currency translation - accumulated depreciation	557	19	576
Movement 2024	(8,309)	914	(7,395)
At cost	24,534	4,669	29,203
Accumulated depreciation	(11,195)	(1,626)	(12,821)
Carrying value at December 31, 2024	13,339	3,043	16,382
During 2022, the lease for the DSP facility at Pivot Park in Oss, the Netherlands commenced and resulted in an investment of $14.6 million. The intention for this facility was primarily to set up our independent production line for a former pipeline product relating to Pompe disease. The pipeline product was cancelled and the building remained empty and unused resulting in impairments for a total of $8.6 million in 2022 and 2023. In 2024, the Company entered into negotiations to terminate this lease. As a result, the Company has fully impaired the corresponding right-of-use asset, leading to an impairment expense of $5.0 million as of December 31, 2024.
The building remeasurement is related to adjustments in the existing right-of-use assets to reflect inflation-related higher lease payments.

The Company applies for the recognition exemption for short-term leases and leases of low-value assets. The respective lease payments are recorded in the consolidated statement of income and are immaterial to the financial statements.

Amounts recognized in the statement of income
Depreciation charges on production related right-of-use assets of $0.5 million in 2024, $0.5 million in 2023 and $0.5 million in 2022, have been included in the value of inventories. An amount of $3.4 million of the total 2024 depreciation costs has been charged to the statement of income. In 2023 and 2022, depreciation costs of $3.7 million and $2.6 million, respectively, have been charged to the statement of income.
The statement of income shows the following amounts relating to leases:

Amounts in $ ‘000	2024	2023	2022
Depreciation right-of-use assets
Depreciation right-of-use buildings	(2,094)	(2,380)	(1,781)
Depreciation right-of-use cars	(1,280)	(1,284)	(784)
Total depreciation right-of-use assets	(3,374)	(3,664)	(2,565)
Interest expense (Note 7)	(1,038)	(1,088)	(622)
Impairment expense	(5,027)	(4,663)	(3,860)
Total expense right-of-use assets	(9,439)	(9,415)	(7,047)

Lease charges
The non-cancellable leases at December 31, 2024, have remaining terms of between one and 13 years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.
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
As at December 31, 2024, the asset relates to an investment in the ordinary shares of BioConnection Investments B.V. During the second quarter of 2022, Pharming entered into a share purchase agreement to sell a portion of its investments, following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 23.60% in 2022.
The Company made an assessment on the accounting treatment of the agreement and concluded that the sale of the BioConnection ordinary shares and purchase of the BioConnection Investments B.V. ordinary shares shall be considered as a dilution of an existing equity stake in an investment accounted for using the equity method. Hence Pharming recognized the dilution of its equity stake as a reduction of the carrying amount of the investment accounted for using the equity method. The preference share is valued as an investment in debt instruments designated at FVTPL. As a result of this transaction, Pharming has received net cash proceeds of $7.3 million (EUR6.9 million) and recognized a gain of $12.2 million in 2022.

BioConnection has a share capital consisting of ordinary shares and preference shares, which are held directly by a small group of shareholders. The proportion of ownership interest is the same as the proportion of voting rights held.

		% of ownership interest
Name of entity	Place of business	2024	2023	2022	Nature of relationship	Measurement method
BioConnection Investments B.V.	Oss, NL	23.60%	23.60%	23.60%	Associate	Equity

$ ‘000	Carrying amount
Name of entity	2024	2023	2022
BioConnection Investments B.V.

Balance at January 1	2,285	2,501	7,201

Movement during the year
Share in net profit (loss)	(1,131)	(289)	(1,083)
Release of financial guarantee	—	—	(153)
Impairment	(629)	—	—
Dilution of equity stake	—	—	(2,991)
Currency translation	(59)	73	(473)

Balance at December 31	466	2,285	2,501

In accordance with IAS 36, the Company reviewed the carrying value of the investment in BioConnection for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2024, based on a comprehensive review of the investee's performance, financial position, expected future cash flows and market conditions, the Company determined that an impairment is required. Basis to determine the impairment expense relates to the required fair value calculation for the relating investment in debt instruments designated at FVTPL (the preference share). This calculation relates to a discounted cash flow model for which more details can be found at Note 12.2. Investment in debt instruments designated as at FVTPL. The Company will continue to monitor the performance of this investee and assess whether additional impairments may be necessary in future periods, depending on changes in circumstances or the performance of the investee.

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
The following assumptions were used in the BSM model to determine the fair value of the asset:

	2024	2023
Expected time to maturity	4 years	4 years
Volatility	50%	50%
Risk-free interest rate	2.60%	1.99%
The carrying amount of this investment has changed as follows:

Amounts in $ ‘000	2024	2023
Balance at Balance at January 1	6,093	6,827
Fair value changes	(2,051)	(930)
Currency translation	(275)	196
Balance at December 31	3,767	6,093

Sensitivity analysis
To illustrate the exposure of the carrying value of the investment to further fair value movements as a result of changes in the economic environment, a sensitivity analysis of fair value has been prepared over the key drivers most affected by the current uncertainties. It is possible that there will be movements in these key inputs after December 31, 2024. While it is unlikely that these reported inputs would move in isolation, these sensitivities have been performed independently to illustrate the impact each individual input has on the reported fair value, and they do not represent management’s estimate at December 31, 2024.
The main assumptions in determination of the equity value are shown in below table.

Preference share BioConnection (in million $)
Revenue level	Fair value	Discount rate	Fair value	EBITDA margin	Fair value
-10.0%	0.1	-2.0%	4.8	-5.0%	1.7
-5.0%	2.1	-1.0%	4.3	-2.5%	2.8
Base case	3.8	Base case	3.8	Base case	3.8
+5.0%	5.0	+1.0%	3.3	+2.5%	4.6
+10.0%	6.1	+2.0%	2.9	+5.0%	5.3
The impact of the remaining variables on the BSM model are shown in below table:

Preference share BioConnection (in million $)
Time to maturity	Fair value	Volatility	Fair value
- 2 years	4.1	-10.0%	4.0
- 1 year	3.9	-5.0%	3.9
Base case	3.8	Base Case	3.8
+ 1 year	3.6	+5.0%	3.6
+ 2 years	3.5	+10.0%	3.4

12.3 INVESTMENT IN EQUITY INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
At December 31, 2023, the Group held 0.54% of the ordinary share capital of Orchard Therapeutics Plc. (Orchard), a global gene therapy leader.

On October 5 2023, Orchard announced it had entered into a definitive agreement with a Japanese company, Kyowa Kirin Co. LTD for the acquisition of Orchard for $16.00 per American Depositary Share (ADS) in cash plus an additional contingent value right (CVR) of $1.00 per ADS (a total of $17.00 per ADS). The transaction was successfully completed on January 24, 2024. In 2024, the Company also received the full amount for the CVR. Based on the total offer price of $17.00, the Company has received $2.1 million for its shares held in Orchard in 2024.

Pharming has terminated the research collaboration & licensing agreement with Orchard and discontinued the OTL-105 program.

		% of ownership interest
Name of entity	Place of business	2024	2023	2022	Nature of relationship	Measurement method
Orchard Therapeutics Plc.	London, UK	—%	0.54%	1.00%	Investment	Fair value
The fair value as at December 31, 2023, was determined on the basis of the trading price as at that date.

$ ‘000	Carrying amount
Name of entity	2024	2023	2022
Orchard Therapeutics Plc.

Balance at January 1	2,020	403	1,449

Movement during the year
Fair value adjustments through OCI (pre-tax)	106	1,573	(950)
Disposal of investment designated as at FVOCI	(2,098)	—	—
Currency translation	(28)	44	(96)

Balance at December 31	—	2,020	403

The pre-tax cumulative loss on the Orchard investment amounted to $2.3 million and has been recognized through other comprehensive income throughout the holding period.
13.MARKETABLE SECURITIES

Amounts in $ ‘000	2024	2023
Government treasury certificates	50,525	151,683
Money market funds	62,424	—
Total marketable securities	112,949	151,683

Government treasury certificates, denominated in euros, are readily convertible, carry an S&P AAA rating, and have a maturity of six months or less from the acquisition date. These certificates are classified as held-to-maturity and measured at amortized costs. We have considered the expected credit loss and recognized no impairment losses, due to the AAA credit ratings. Reference is made to Note 24. Financial risk management showing the difference between the carrying amount and the fair value. Since 2024, the Company has also invested in SEC Rule 2a-7 compliant institutional money market funds, which offer enhanced financial flexibility.

The carrying value of the marketable securities include accrued interest and dividends of $0.4 million in 2024 and $0.7 million in 2023.

14.RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in $ ‘000	2024	2023
Restricted cash (non-current)	1,505	1,528
Restricted cash (current)	—	—
Cash and cash equivalents	54,944	61,741
Total restricted cash, cash and cash equivalents	56,449	63,269
Cash and cash equivalents comprises of cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, except for restricted cash, which amounts to $1.5 million and $1.5 million in 2024 and 2023, respectively. Restricted cash includes deposits for rent.

For purposes of the cash flow statement restricted cash and marketable securities are not considered as ''cash and cash equivalents''.
15.INVENTORIES
Inventories mainly include batches of RUCONEST® and Joenja® and work in progress available for production of RUCONEST® and Joenja®.

Amounts in $ ‘000	2024	2023
Finished goods	16,297	18,349
Work in progress	39,002	37,706
Raw materials	425	705
Balance at December 31	55,724	56,760
Changes in the adjustment to net realizable value:

Amounts in $ ‘000	2024	2023
Balance at January 1	(4,276)	(1,971)
Addition to impairment	(7,608)	(3,878)
Release of impairment	15	—
Usage of impairment	2,749	1,673
Currency translation	457	(100)
Balance at December 31	(8,663)	(4,276)
The inventory valuation at December 31, 2024 and 2023 of $55.7 million and $56.8 million respectively, is stated net of an impairment of $8.7 million and $4.3 million for the years ended December 31, 2024 and 2023.The impairment primarily relates to products no longer eligible for commercial sales.
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
Cost of inventories recognized as expenses included in the costs of sales amounted $25.6 million in 2024, $21.4 million in 2023 and $17.4 million in 2022. The main portions of inventories at December 31, 2024, have expiration dates starting beyond 2024 and are generally expected to be sold and/or used before expiration.

16.TRADE AND OTHER RECEIVABLES

Amounts in $ ‘000	2024	2023
Trade receivables	41,531	35,408
Prepaid expenses	4,651	3,543
Value added tax	3,638	3,804
Other receivables	1,596	2,145
Taxes and social securities	3,407	1,258
Balance at December 31	54,823	46,158
Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30-60 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the United States. The increase in trade receivables relates to the increased sales in the fourth quarter as compared to the same period in 2023 and timing of customer orders and payments around year-end.
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
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
17.CONVERTIBLE BONDS
Recognition and movements of the convertible bonds were as follows:

Amounts in $ ‘000	2024	2023
Balance at January 1	138,422	133,386
Repurchase	(134,924)	—
Carrying value initial recognition	81,785	—
Interest paid (cash flow)	(4,457)	(4,046)
Amortization	5,725	830
Accrued interest	1,972	4,046
Currency translation	(6,124)	4,206
Balance at December 31	82,399	138,422
- Current portion	4,245	1,824
- Non-current portion	78,154	136,598

In April 2024, the Company offered €100.0 million ($103.5 million) of senior unsecured convertible bonds due 2029 (the “New Bonds”) convertible into new and/or existing ordinary shares in the capital of the Company. The offer was fully subscribed. The net proceeds of the issue of the bonds were used for the repurchase of the outstanding €125.0 million ($129.4 million) 3.0% senior unsecured convertible bonds due in 2025 issued on January 21, 2020 (ISIN: XS2105716554), which has been launched concurrently to the offering of the New Bonds to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years.

The New Bonds have a principal amount of €100,000 each. The New Bonds are issued at par and carry a coupon of 4.5% per annum payable semi-annually in arrears in equal installments on April 25 and October 25 of each year, commencing on October 25, 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on 25th April 2029.
The initial conversion price has been set at €1.2271 ($1.2700), representing a premium of 37.5% above the volume weighted average price (VWAP) of a Share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering (i.e., €0.8924 ($0.9236)). The initial conversion price of the New Bonds will be subject to customary adjustment provisions as set out in the terms and conditions. The number of ordinary shares initially underlying the New Bonds is 81,492,951, representing 12.0% of the Company’s current issued share capital. The New Bonds are listed on the Frankfurt Exchange (ISIN: XS2763018889).
The New Bonds are classified as hybrid financial instruments under IAS 32 and pursuant to it the debt host contract and the embedded derivative for the fair value of the conversion rights into Pharming shares (the “conversion option”) are recognized separately. Initial recognition values for the individual components were determined as follows:
•the conversion option at recognition was measured using a pricing model. As the Company did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, the Company received shareholder approval to increase share capital to support the potential conversion. At the Physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain of $7.0 million immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured and amounts to $12.2 million, net of income tax effects, at December 31, 2024.

Parameter	At initial recognition	Immediately prior to reclassification
Share price	0.8924	0.7690
Conversion price per share	1.2271	1.2271
Dividend yield	—%	—%
Expected term in years	5.00	4.85
Risk-free rate	2.90%	3.01%
Volatility	44.34%	43.99%
Barrier price per share	1.5952	1.5952

•the debt host contract component was measured as the difference between the proceeds from the bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost, which amounts to $82.4 million at December 31, 2024.
Direct costs associated with the issue of the New Bonds were allocated to the debt host contract ($2.2 million) and the conversion option ($0.6 million) in amounts proportional to the above mentioned initial value. They were accounted for respectively in the amortized cost (debt host contract) and in the income statement (conversion option).
18.LEASES
Lease liabilities can be specified as follows:

Amounts in $ ‘000	2024	2023
Balance at January 1	33,123	33,308
Additions	2,425	1,295
Remeasurement	338	1,865
Interest expense accrued	1,141	1,193
Payments of lease liabilities	(5,149)	(5,126)
Disposals of lease liabilities	(309)	(319)
Currency translation	(1,655)	907
Balance at December 31	29,914	33,123
- Current portion	2,946	3,616
- Non-current portion	26,968	29,507

Additions in 2023 and 2024 relate to newly leased cars and remeasurement reflects inflation-related higher lease payments on buildings.
Future minimum lease payments as at December 31, 2024 and 2023 are as follows:

	2024		2023
Amounts in $ ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	4,730	4,650	5,071	4,995
After one year but not more than five years	15,267	13,764	16,024	14,369
More than five years	15,322	11,500	18,996	14,104
Balance at December 31	35,319	29,914	40,091	33,468
19.TRADE AND OTHER PAYABLE
Trade and other payables as at December 31, 2024 and 2023 are as follows:

Amounts in $ ‘000	2024	2023
Accounts payable	10,103	16,022
Taxes and social security	3,284	6,234
Accruals for employees	16,117	16,019
Accruals for rebates and discounts	14,631	11,643
Accrual for production	8,559	6,976
Other accruals	13,917	15,634
Balance at December 31	66,611	72,528

The decrease in accounts payable is mainly due to timing of payments. The Other accruals relate to general expenses for which no invoice was received yet. Accruals for employees mainly relate to bonuses for employees, holiday allowances and non-taken vacation days and increased due to an increase in the number of employees, partly offset by a decrease on bonuses for employees. The accrual for rebates and discounts has increased, mainly due to the increase of revenues and timing of settlements. Finally, accruals for production relate to production activities by our CMO's for which no invoice is received yet. The increase is mainly related to timing of invoicing by these CMO's.

20.SHARE-BASED COMPENSATION
The remuneration policy for the Board of Directors was adopted by our shareholders on May 21, 2024 and governs the remuneration of both the Executive and the Non-Executive Directors, hereafter referred to as the Remuneration Policy. In accordance with Dutch law, the policy must be submitted to our shareholders for adoption every four years.
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
The total expense recognized for the years ended December 31, 2024 and 2023 for share-based payment plans amounts to $11.2 million and $9.3 million. The total expense recognized in 2022 for share-based payment plans amounts to $6.4 million.
The total expenses for share based payment plans in 2024, 2023 and 2022 is specified as follows:

Amounts in $ ‘000
Share-based compensation (in $ ‘000)	2024	2023	2022
Non-executive directors' remuneration	238	246	234
Employee options	703	1,654	2,156
Long term incentive plan	4,153	4,006	3,528
Restricted stock units	6,154	3,345	474
Balance at December 31	11,248	9,251	6,392

The employee options expense decreased due to a change in the employee share-based compensation plans where since 2022 RSU's have been granted instead of employee options. No new employee option grants were applicable for 2024. The restricted stock units expense increased significantly as the program was introduced in 2022 and is now active for two full years over a 4-year vesting period per grant.
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
Models and assumptions option plans
The costs of option plans are measured by reference to the fair value of the options at the grant date of the option. Note that during 2024 no options were granted to employees.
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
The following assumptions were used in the Black-Scholes model to determine the fair value of options at grant date:

	2024	2023	2022
Expected time to maturity	n/a	1-4 years	1-4 years
Volatility	n/a	38% - 46%	36% - 50%
Risk-free interest rate	n/a	2.20% - 2.68%	(0.48)% - 2.49%
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
During 2024, there were no LTIP grants other than the grants for the executive directors as disclosed below.
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
The thresholds and payout percentages for the LTI program are given by the following table, as to be determined for each of the AScX and IBB indices separately (each weighted at 50% of pay-out):

TSR equal to index	80% pay-out
TSR 10% above index	90% pay-out
TSR 20% above index	100% pay-out
TSR 40% above index	110% pay-out
TSR 60% above index	120% pay-out
TSR 80% above index	130% pay-out
TSR 100% above index	150% pay-out
TSR below index	0% pay-out
The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2024	2023	2022
Volatilities	40.5%	42%	46%
Risk-free interest rates	2.53%	2.34%	0.61%
Dividend yields	—%	—%	—%
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

During 2024, no one-off transition grants, nor payments, nor share deliveries occurred.

Option plans
An overview of activity in the number of options for 2024 is as follows (please also refer to Note 25. Earnings per share and fully-diluted shares in respect of movements since the reporting date)(note that the dollar weighted average exercise price is translated using the closing exchange rate for the respective year (2024: 1:1.0350)):

	2024		2023		2022
	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)
Balance at January 1	34,482,312	0.952	47,596,801	0.897	52,789,478	0.911
Expired	(3,707,334)	0.840	(205,000)	0.847	—	—
Forfeited	(634,874)	0.896	(1,423,375)	0.992	(3,660,928)	0.847
Granted	—	—	270,000	1.349	4,801,938	0.902
Exercised	(5,901,167)	0.784	(11,756,114)	0.857	(6,333,687)	0.599
Balance at December 31	24,238,937	0.932	34,482,312	0.952	47,596,801	0.897
- Vested	19,816,437	0.942	9,284,834	0.856	8,687,584	0.844
- Unvested	4,422,500	0.889	25,197,478	0.987	38,909,217	0.910

For the options outstanding at the end of the year, the range of exercise prices and weighted average remaining contractual life is as follows (note that the range of exercise prices is translated using the closing exchange rate for the respective year (2024: 1:1.0350):

	2024	2023	2022
Range of exercise prices ($)	0.73 - 1.54	0.78 - 1.63	0.76 - 1.58
Weighted average remaining contractual life (years)	1.41	1.91	2.55
Exercised options 2024
In 2024, a total of 5,901,167 options have been exercised with an average exercise price of $0.784. In 2023, a total of 11,756,114 options have been exercised with an average exercise price of $0.857. In 2022, a total of 6,333,687 options have been exercised with an average exercise price of $0.599.
All options outstanding at December 31, 2024, are exercisable with the exception of the unvested options granted to the employees still in service. The 2024 share options for the employees vest after one year under the condition the employees are still in service at vesting date.
Exercise prices of options outstanding at December 31, 2024, and the exercise values are in the following ranges (note that the exercise value in $ is translated using the closing exchange rate for the respective year (2024: 1:1.0350)):

	2024		2023		2022
Exercise prices in $	Number	Exercise value in $’000	Number	Exercise value in $’000	Number	Exercise value in $’000
0.57 – 0.85	10,460,750	8,555	6,739,000	4,967	26,796,675	21,847
0.85 – 1.63	13,778,187	14,045	27,743,312	24,862	20,800,126	20,895
Balance at December 31	24,238,937	22,600	34,482,312	29,828	47,596,801	42,742
Granted options
In 2024, the Company granted no options to employees. In 2023, the Company granted 270,000 options to employees with a weighted average exercise price of $1.349; fair values for options granted in 2023 were in the range of $0.223 - $0.581. In 2022, the Company granted 4,801,938 options to employees with a weighted average exercise price of $0.902; fair values for options granted in 2022 were in the range of $0.092 - $0.489.
Long Term Incentive Plan
An overview of the number of LTIP shares granted in 2021-2024 and in total as well as the fair value per share award is as follows (note that the fair value per share award in $ is translated using the closing exchange rate for the respective year (2024: 1:1.0350)):

Participant category	2024	2023	2022	2021	Total
Executive Members of the Board of Directors	1,824,602	1,681,570	2,363,455	1,337,888	7,207,515
Executive Committee	4,997,299	4,221,870	5,816,083	6,301,400	21,336,652
Senior managers	—	—	—	812,500	812,500
Total	6,821,901	5,903,440	8,179,538	8,451,788	29,356,667
Fair value per share award ($)	0.896	0.880	0.517	0.887

The following table provides an overview of LTIP shares granted, forfeited or issued in 2021-2024 as well as the number of LTIP shares reserved at December 31, 2024:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2024
Executive Members of the Board of Directors	7,207,515	(403,353)	(2,195,941)	4,608,221
Executive Committee	21,336,652	(1,877,545)	(5,301,855)	14,157,252
Senior managers	812,500	(77,613)	(734,887)	—
Total	29,356,667	(2,358,511)	(8,232,683)	18,765,473
Restricted stock units

An overview of the granted RSU's to the Company's (senior) managers, as well as the number of RSU's reserved at December 31, 2024, is as follows:

Grant year	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2024
2022	4,931,000	(2,243,622)	(509,500)	2,177,878
2023	7,979,250	(1,764,059)	(705,875)	5,509,316
2024	12,091,227	—	(42,112)	12,049,115
Total	25,001,477	(4,007,681)	(1,257,487)	19,736,309
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

Dr. S. de Vries was the Company’s sole Executive member of the Board of Directors during 2024 and continued to be the Chief Executive Officer until March 4, 2025, after which he was succeeded by Mr. Fabrice Chouraqui.
The Board of Directors has the following members:

Dr. R. Peters	Chair of the Board of Directors and Non-Executive Board Member
Ms. D. Jorn	Vice Chair of the Board of Directors and Non-Executive Board Member
Ms. B. Yanni	Non-Executive Board Member
Dr. M. Pykett	Non-Executive Board Member
Ms. J. van der Meijs	Non-Executive Board Member
Mr. L. Kruimer	Non-Executive Board Member
Mr. S. Baert	Non-Executive Board Member
Dr. S. de Vries	Executive Board Member and Chief Executive Officer	until March 4, 2025
Mr. F. Chouraqui	Executive Board Member and Chief Executive Officer	as of March 4, 2025
Non-Executive members Board of Directors
Remuneration
For 2024 the annual compensation of the non-executive members of the Board of Directors was as follows:

Responsibility	Cash in Euros (per annum)	Ordinary shares in Euros * (per annum)	Cash in U.S. dollars (per annum)	Ordinary shares in U.S. dollars * (per annum)
Chair of the Board of Directors	90,000	40,000	97,236	43,216
Non-Executive Director	45,000	30,000	48,618	32,412
Chair Audit Committee	15,000		16,206
Member Audit Committee	7,500		8,103
Chair Remuneration Committee	12,500		13,505
Member Remuneration Committee	6,250		6,753
Chair of the Transaction Committee	12,500		13,505
Member of the Transaction Committee	6,250		6,753
Chair Governance Committee	12,500		13,505
Member Governance Committee	6,250		6,753
*All shares to be valued at the 20 day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions or grant.

An additional compensation of €1,000 ($1,080) per day in case of extraordinary activities, as determined by the Chair of the Board of Directors. Compensation of the Non-Executive members of the Board of Directors and / or of former members of the Supervisory Board of Directors for 2024, 2023 and 2022 was as follows:

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Dr. Richard Peters	2024	111	43	154
	2023	26	20	46
	2022	—	—	—
Mr. Paul Sekhri	2024	—	—	—
	2023	55	32	87
	2022	72	42	114
Ms. Deborah Jorn	2024	64	32	96
	2023	55	32	87
	2022	55	32	87
Ms. Barbara Yanni	2024	77	32	109
	2023	62	32	94
	2022	53	32	85
Dr. Mark Pykett	2024	63	32	95
	2023	55	32	87
	2022	50	32	82
Ms. Jabine van der Meijs	2024	77	32	109
	2023	62	32	94
	2022	57	32	89
Mr. Leonard Kruimer	2024	72	32	104
	2023	58	32	90
	2022	57	32	89
Mr. Steven Baert	2024	69	32	101
	2023	58	32	90
	2022	55	32	87
Total	2024	533	235	768
	2023	431	244	675
	2022	399	234	633

Shares, options and warrants
Shares
At December 31, 2024, the Non-Executive members of the Board of Directors held the following numbers of shares:

Ordinary shares
Dr. Richard Peters	62,875
Ms. Deborah Jorn	161,660
Mr. Leonard Kruimer	121,231
Dr. Mark Pykett	146,069
Mr. Steven Baert	121,231
Ms. Jabine van der Meijs	121,231
Ms. Barbara Yanni	146,069
Total	880,366
All shares held by the Non-Executive members of the Board of Directors are unrestricted.
Loans or guarantees
During 2024, the Company has not granted loans or guarantees to any member of the Non-Executive members of the Board of Directors. No loans or guarantees to Non-Executive members of the Board of Directors were outstanding at December 31, 2024.
Executive members Board of Directors
Remuneration
The Executive Board Member is entitled to the following remuneration packages:
•Fixed remuneration: annual base salary;
•Variable remuneration: the variable remuneration components are (a) an annual bonus in cash as a percentage of the fixed component (short-term incentive) and (b) a (share- based) long-term incentive;
•Others: contribution pension premiums, travel allowance and holiday allowance.
Compensation was as follows and includes the entire year 2024, up to December 31, 2024:

Amounts in $ ‘000	Fixed remuneration		Short-term variable: annual bonus		Share-based payments		Post-employment benefits		Other		Total
Dr Sijmen de Vries, CEO and Executive Director	2024	694	2024	414	2024	987	2024	116	2024	35	2024	2,246
	2023	673	2023	615	2023	1,371	2023	115	2023	35	2023	2,809
	2022	636	2022	394	2022	1,221	2022	112	2022	34	2022	2,396
Options

The following table gives an overview of movements in number of option holdings of the individual members of the executive board of directors in 2024, the exercise prices and expiration dates up to December 31, 2024 (note that the exercise price in US$ is translated using 2024 closing exchange rate (1:1.0350)):

	January 1, 2024	Granted 2024	Exercised 2024	Forfeited/expired 2024	December 31, 2024	Exercise price ($)	Expiration date
Dr. Sijmen de Vries	2,800,000	—	2,800,000	—	—	0.833	May 22, 2024

Shares
At December 31, 2024, the executive members of the board held the following numbers of shares:

Shares held	As at December 31, 2024
Dr. Sijmen de Vries	8,594,721
Long term Incentive Plan

	Year	Granted	Settled	Forfeited / Unvested	December 31, 2024
Mr. Sijmen de Vries	2024	1,824,602	—	(948,127)	876,475
	2023	1,681,570	—	(313,279)	1,368,291
	2022	2,363,455	—	—	2,363,455

The forfeited / unvested category relates to an adjustment to the service period in relation to the announcement by Mr. Sijmen de Vries on October 24, 2024, not to be available for reappointment upon the scheduled expiration of his term.
Loans or guarantees
During the year 2024, no loans or guarantees have been granted to the Executive members of the Board of Directors. No loans or guarantees to the Executive member of the Board of Directors were outstanding at December 31, 2024.
The Executive member of the Board of Director is the sole statutory director.
22. RELATED PARTY TRANSACTIONS
Related parties’ disclosure relates mainly to key management compensation and to transactions with the associated company of BioConnection group (BioConnection).
Key management includes members of the Board of Directors:

Amounts in $ ‘000	2024	2023	2022
Salaries and other short-term employee benefits	1,725	1,756	1,463
Post-employment benefits	116	115	112
Share-based compensation	1,222	1,615	1,455
Total	3,063	3,486	3,030

All direct transactions with members of the Board of Directors have been disclosed in Notes 20. Share-based compensation and 21. Board of Directors of these financial statements.
For the years ended December 31, 2024, 2023 and 2022 related party transactions with BioConnection were in the ordinary course of that company’s fill and finish business and amounted to $4.6 million, $4.7 million and $3.0 million respectively. At December 31, 2024, the Company owed $1.5 million to BioConnection and was owed by BioConnection $0.3 million for fill and finish services supplied. At December 31, 2023, the Company owed $1.7 million to BioConnection and was owed by BioConnection $0.5 million for fill and finish services supplied. At December 31, 2022 BioConnection owed $0.5 million to the Company for fill and finish services supplied.
23. COMMITMENTS AND CONTINGENCIES
Material agreements
At the end of 2024, the Company had several agreements with third parties related to the manufacturing of RUCONEST® and Joenja® and development of new products. In these agreements certain minimum volumes are committed. Total future commitments under these agreements for the year ended December 31, 2024, and December 31, 2023, are approximately $41.6 million and $58.3 million, of which $24.8 million relates to 2025 and $16.8 million relates to 2026 and further.

Joenja® (leniolisib) milestone commitments
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (APDS). In November 2022, Pharming submitted regulatory filings to the FDA and EMA for the purpose to commercialize leniolisib. On March 24, 2023, Pharming received FDA approval for the commercialization of Joenja® (leniolisib) in the United States. Pharming is awaiting CHMP's opinion on the leniolisib regulatory filing submitted to EMA.
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
In addition to these milestone payments, the Company has agreed to pay royalty fees to Novartis. These royalties are calculated as a fixed percentage over net sales, growing to a maximum of 18% when net sales exceed $300.0 million. These royalty payments have a term of 10 years. The minimum royalty liability of 12% is applicable for sales up until $150.0 million. The timing of the milestone payments and royalty payments is uncertain as these are highly dependent on the enrollment of new patients for leniolisib. In 2024, the Company has made $4.9 million in royalty payments to Novartis and in 2023 $2.1 million.
Public cash offer Abliva AB ("Abliva")
On December 15, 2024, Pharming announced a recommended public cash offer to the shareholders of Abliva to acquire all issued and outstanding shares of Abliva. Pharming, through its wholly-owned subsidiary Pharming Technologies B.V., offered the shareholders SEK 0.45 in cash per share in Abliva. The transaction was valued at approximately $66.1 million. In February 2025, the deal was completed and for further details, reference is made to Note 27. Events after the reporting period.

24. FINANCIAL RISK MANAGEMENT
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.
Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. In doing so, the Board of Directors’ and Executive Committees’ strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, marketable securities, debt and equity. Compared to last year the Company has allocated a significant portion of the cash and cash equivalent position to euro denominated readily convertible S&P AAA- rated government treasury certificates with a maturity of six months or less, to SEC Rule 2a-7 compliant institutional money market funds, which offer enhanced financial flexibility.
Currency risk
This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States Dollar (USD) for the Group. Certain payments and sales in the United States are being and will be received in USD. Some direct payments of U.S. activities are carried in USD through the Dutch entities. At December 31, 2024, the Group’s cash and cash equivalents, including restricted cash, and marketable securities amounted to $169.4 million. This balance consists of cash assets denominated in euros for a total amount of $146.2 million or €141.3 million (applying an exchange rate EUR/USD at December 31, 2024, of 1.0350) and cash assets in USD for a total amount of $22.2 million. The USD cash balance will mainly be used for the commercialization activities of the U.S. organization. The remaining cash balance (equivalent to $1.0 million) is denominated in British pounds and Australian dollars, and is utilized by the respective local entities.
Cash and cash equivalents (including restricted cash), accounts receivables and inventories denominated in USD amounted in total to $71.9 million (€69.5 million), respectively $28.7 million (€27.7 million) for the trade and other payables denominated in USD. Pharming performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the cash and cash equivalents (including restricted cash), accounts receivables, inventories, trade and other payables, denominated in USD, at year-end is $43.2 million, a 10% strengthening or weakening of the euro versus U.S. dollar would have an impact of $4.3 million on the Group’s gain (weakening of the euro) or loss (strengthening of the euro). The balance sheet positions denominated in other foreign currencies are minimal, resulting in a correspondingly low currency risk.
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
The issue of the Convertible Bonds due 2029 at a fixed interest rate of 4.50% p.a. has rendered this concern obsolescent. The interest on the vast majority of the Company’s financial instruments is not variable with market interest rates. More information on the Convertible Bonds due 2029 can be found in Note 17. Convertible bonds.
Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at December 31, 2024, is represented by the carrying amounts of cash and cash equivalents, marketable securities and trade and other receivables.
The carrying amounts of the cash and cash equivalents (including restricted cash) as at December 31, 2024, amounted to $56.4 million and was held through financial institutions with a A- to A rating or better from Standard & Poor’s, A3 to Aa3 ratings from Moody’s and A to AA- ratings from Fitch.

Marketable securities at December 31, 2024, amounted to $112.9 million (2023: $151.7 million). As of December 31, 2024, $50.5 million was held in S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition (2023:$151.7 million). We have considered the expected credit loss and recognized no losses, due to the AAA credit ratings. Since 2024, the Company has also invested in SEC Rule 2a-7 compliant institutional money market funds, which offer enhanced financial flexibility. As of December 31, 2024, these investments amounted to $62.4 million. Complying with SEC Rule 2a-7, these funds ensure liquidity and stability through requirements on liquidity, maturity limits, credit quality and diversification.
Trade and other receivables at December 31, 2024, amounted to $54.8 million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the positions taken with respect to marketable securities and trade and other receivables, the Company considers that this risk is adequately managed.
Liquidity risk
The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Pharming’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents (including short-term deposits and readily convertible S&P AAA- rated government treasury certificates with a maturity of six months or less and SEC Rule 2a-7 compliant institutional money market funds). The strategy of the Company is to repay its obligations through generation of cash income from operating activities such as product sales. In case such cash flows are insufficient, the Company relies on financing cash flows as provided through the issuance of shares or incurring financial liabilities. Note 2 of these financial statements more extensively describes the Company’s going concern assessment.
The following table presents the financial liabilities at year-end 2024, showing the remaining undiscounted contractual amounts due including nominal interest. Liabilities denominated in foreign currency have been converted at the exchange rate at December 31, 2024.
Maturity profile of financial liabilities:

Amounts in $ ’000	2025	2026	2027	2028	2029 and onwards	Total	Prior year total
Trade and other payables	66,611	—	—	—	—	66,611	72,528
Lease Liabilities	4,730	4,688	4,257	3,738	17,906	35,319	40,091
Convertible Bonds	4,658	4,658	4,658	4,658	110,486	129,118	143,714
Total	75,999	9,346	8,915	8,396	128,392	231,048	256,333
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
The following table presents the assets that are measured at fair value at year-end 2024 and 2023:

	2024			2023
Amounts in $ ’000	Level 1	Level 3	Total	Level 1	Level 3	Total
Investments in equity instruments designated as at FVTOCI	—	—	—	2,020	—	2,020
Investments in debt instruments designated as at FVTPL	—	3,767	3,767	—	6,093	6,093
Balance at December 31	—	3,767	3,767	2,020	6,093	8,113
The following table includes carrying values and the estimated fair values of financial instruments:

	2024		2023
Amounts in $ ‘000	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	56,449	56,449	63,269	63,269
Marketable securities	112,949	112,949	151,683	151,746
Trade and other receivables	54,823	54,823	46,158	46,158
Liabilities:
Convertible Bond	82,399	82,399	138,422	138,422
Lease Liabilities	29,914	29,914	33,123	33,123
Trade and other payables	66,611	66,611	72,528	72,528
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

Amounts in $ ‘000	2024	2023
Cash and cash equivalents	54,944	61,741
Restricted cash	1,505	1,528
Marketable securities	112,949	151,683
Convertible bond - current	(4,245)	(1,824)
Convertible bond - non-current	(78,154)	(136,598)
Net cash (debt)	86,999	76,530

Cash and cash equivalents	54,944	61,741
Restricted cash	1,505	1,528
Marketable securities	112,949	151,683
Gross debt - fixed interest rates	(82,399)	(138,422)
Gross debt - variable interest rates	—	—
Net cash (debt)	86,999	76,530
Reconciliation of liabilities arising from financing activities:

	2023	Cashflows	Non - Cash changes						2024
Amounts in $’000			Acquisition, disposal and reclassification	Interest Expense Accrued	Amortized costs	Fair Value Changes	Other
Convertible Bond	138,422	(4,457)	(53,139)	1,972	5,725	—	(6,124)	*	82,399
Lease Liabilities	33,123	(5,149)	2,425	1,141	—	—	(1,626)		29,914
Derivative financial liabilities	—		7,041			(7,041)	—		—
Total liabilities from financing activities	171,545	(9,606)	(43,673)	3,113	5,725	(7,041)	(7,750)		112,313
* Represents the translation effect of convertible bonds as reflected in the consolidated statement of comprehensive income

25. EARNINGS PER SHARE AND FULLY-DILUTED SHARES
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is normally computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. However, as the net result represents a loss in 2024, the diluted earnings per share are equal to the basic earnings per share for 2024. For the years ended December 31, 2024, 2023 and 2022, the basic and diluted profit per share are:

	2024	2023	2022
Net profit (loss) attributable to equity owners of the parent (in $’000)	(11,841)	(10,548)	13,674
Weighted average shares outstanding	671,347,279	657,020,521	648,676,119
Basic profit (loss) per share (in $)	(0.018)	(0.016)	0.021
Weighted average diluted shares outstanding	785,412,134	725,463,948	707,141,263
Diluted profit (loss) per share (in $)	(0.018)	(0.016)	0.019
The diluted net loss used in the calculation of dilutive profit per share amounts to $11.8 million. Difference between the weighted average shares outstanding and the weighted average diluted shares outstanding used for basic profits calculations per share relates to restricted stock units (RSU), options and LTIP. The 81,492,951 average shares related to the convertible bonds are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.
Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per December 31, 2024, and the date of these financial statements is provided in the following table.
Movements of shares and other instruments between December 31, 2024, and April 2, 2025, are shown in the table below:

	December 31, 2024	Shares issued	Other	April 2, 2025
Shares	680,308,735	3,622,343	—	683,931,078
RSU	19,736,309	(89,378)	401,989	20,048,920
Options	24,238,937	(255,000)	(530,716)	23,453,221
Convertible bonds	81,492,951	—	—	81,492,951
LTIP	18,765,473	(3,277,965)	6,418,792	21,906,300
Issued	824,542,405	—	6,290,065	830,832,470
Available for issue	231,457,595	—	(6,290,065)	225,167,530
Authorized share capital	1,056,000,000	—	—	1,056,000,000
26. SHAREHOLDERS’ EQUITY
The Company’s authorized share capital amounts to $10.9 million (€10.6 million), exchange rate (EUR:$) equals 1:1.0350) and is divided into 1,056,000,000 ordinary shares with a nominal value of €0.01 each. At December 31, 2024, and December 31, 2023, all 680,308,735 (€6.8 million) and 671,073,243 shares outstanding, have been fully paid-up.
Other reserves include those reserves related to currency translation, fair value revaluation, participating interest and capitalized development costs and the conversion option of the convertible bond for which the movements are shown below:

Amounts in $ ‘000	Legal Reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Reserve Fair value revaluation	Reserve Convertible bond	Total
Balance at January 1, 2023	(6,384)	402	233	(2,988)	—	(8,737)
Reserves	—	—	—	—	—	—
Other comprehensive income (loss) for the year	6,042	18	(124)	1,167	—	7,103
Other reserves	—	(314)	(109)	—	—	(423)
Value conversion rights of convertible bonds	—	—	—	—	—	—
Balance at December 31, 2023	(342)	106	—	(1,821)	—	(2,057)
Reserves	(187)	—	—	1,742	—	1,555
Other comprehensive income (loss) for the year	(11,980)	—	—	79	—	(11,901)
Other reserves	(1)	(30)	—	—	—	(31)
Value conversion rights of convertible bonds	—	—	—	—	12,225	12,225
Balance at December 31, 2024	(12,510)	76	—	—	12,225	(209)

Please refer to the consolidated statement of changes in equity and Note 25. Earnings per share and fully-diluted shares.
27. EVENTS AFTER THE REPORTING YEAR
New Chief Executive Officer and Executive Director
On January 21, 2025, we announced that the Board of Directors had nominated biopharmaceutical leader Mr. Fabrice Chouraqui as Pharming’s new Chief Executive Officer and Executive Director, succeeding Mr. Sijmen de Vries. Mr. Chouraqui was appointed for a term of four years at the Extraordinary General Meeting of Shareholders (EGM) that took place on March 4, 2025. Upon the appointment of Mr. Chouraqui, Mr. Sijmen de Vries resigned from the Board of Directors. To ensure a smooth hand-over of tasks and responsibilities, Mr. de Vries will remain a strategic advisor to the new CEO until December 31, 2025.
Acquisition Abliva AB
On February 20, 2025, we announced ownership of shares and voting rights in Abliva AB exceeding 90% and thereby initiated the necessary activities to delist the Company from the Nasdaq Stockholm exchange. Following delisting, we expect to be able to start the second wave of patient recruitment for the ongoing pivotal FALCON clinical trial for KL1333 for the treatment of mtDNA-driven primary mitochondrial diseases. Pharming has initiated a compulsory acquisition procedure in respect of the remaining shares in Abliva under the Swedish Companies Act. On March 3, 2025, Nasdaq Stockholm approved Abliva’s application for delisting and the last day of trading will be March 17, 2025. With these events, the acquisition of Abliva is now completed. As of March 31, 2025, the Company holds 97.47% of ordinary shares of Abliva AB.

The acquisition of Abliva will be accounted for as a business combination. Substantially all of the value of the acquisition is concentrated in a single asset, KL1333. Following delisting as expected in March 2025, the acquisition would be reflected in our financial statements beginning with the first quarter 2025.

As of the reporting date, the Purchase Price Allocation (PPA) for the acquisition is in progress. Consequently, further disclosures regarding goodwill, as well as the fair value of assets and liabilities, have not yet been completed. The PPA process is ongoing, and once finalized, the appropriate adjustments and disclosures will be made.At this point we expect the $66.1 million acquisition price to be allocated to the fair value of the acquired identifiable assets and liabilities, with any excess to be recorded as goodwill. We do not expect any P&L impact at the acquisition date, besides recognition of acquisition costs incurred in 2025. At the reporting date, a total of $2.3 million was incurred in other operating expenses in relation to this transaction.
The Board of Directors identified no other events after the reporting period affecting the 2024 financial statements.