Form 20-F
period 2025-12-31
Pharming Group N.V.
filed 2026-04-02
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

701,680,440 ordinary shares, nominal value €0.01 per share, as of December 31, 2025.

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

TABLE OF CONTENTS
		PAGE
Item 18.	FINANCIAL STATEMENTS	137
Item 19.	EXHIBITS	138
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
“leniolisib” is the term we generally use when discussing clinical trials or studies or when discussing the product as related to markets outside of where regulatory approvals have been received.
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
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:

•our expected revenues and net profit related to sales of RUCONEST® and Joenja®;
•the positioning, differentiation and clinical role of RUCONEST® and Joenja®, including their status as on-demand or targeted therapies, and our expectation regarding their continued use, demand and competitive position in the market;
•our ability to obtain regulatory approval of Joenja® in additional jurisdictions and our plans to commercialize Joenja® in such jurisdictions;
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
•the timing of our regulatory filings for our products and product candidates;
•the size and growth potential of the markets for our products and product candidates;
•our commercialization, sales and marketing and manufacturing capabilities and strategy;
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
•our ability to raise additional capital;
•our belief that our existing cash, cash equivalents and marketable securities will be sufficient to fund our operating expenses and capital expenditure requirements as we currently expect; and
•regulatory developments in the United States, the Netherlands, other European Union, or EU Member States, Japan and other jurisdictions including tax matters.
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

Summary of Selected Risks Associated with Our Business

•The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces competition from other products (acute and prophylactic) used to treat Hereditary Angioedema, or HAE. There are several products from competitors that have been approved in the U.S. for the treatment of HAE attacks. Additional products to treat or prevent HAE attacks and potential gene therapy products are in development. Consequently, we may not maintain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
•We are heavily dependent on sales of RUCONEST® in the United States. If we are unable to continue to further commercialize RUCONEST®, our business could be materially harmed.
•Joenja® is a newly approved drug in the U.S., the U.K., Japan, Australia and Israel and could develop unexpected safety or efficacy concerns, which would likely have a material adverse effect on us.
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
•We are dependent on a limited number of suppliers for some of the components and materials used in our product candidates and products. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. Other studies of product candidates, regulatory applications or commercializing product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
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
•Changes in trade policies, including tariffs and other import or export restrictions, could adversely affect our business.

Risks Related to Our Business
The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. There are several products from competitors that have been approved in the U.S. for the treatment of HAE attacks. Additional products to treat or prevent HAE attacks and potential gene therapy products are in development. Consequently, we may not maintain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to remain profitable.
The development and commercialization of pharmaceuticals and biologics is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat HAE. We face the risk that RUCONEST® may no longer be competitive and accepted by physicians, patients, payors and others in the medical community within acute HAE market. Prophylactic therapies are increasingly used and the U.S. Food and Drug Administration, or the FDA, approved new prophylacic therapies in 2025, which may result in HAE patients requiring less acute rescue medicine. RUCONEST® is not approved for prophylactic use.
Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1-inhibitor, or C1INH, products. In addition, EKTERLY® (sebetralstat), an oral treatment for acute HAE attacks, was approved in the U.S. in the third quarter of 2025. Oral products for the treatment and prevention of HAE attacks are also being developed. Consequently, we may not maintain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. In addition, new technologies from competitors, including potential gene therapies, may make RUCONEST® obsolete.
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
We have, to date, been substantially focused on the development and commercialization of RUCONEST®, and we expect to continue to be dependent primarily on revenues from RUCONEST® sales in the near term. Although we have commercialized Joenja® in the United States and the United Kingdom, RUCONEST® sales accounted for approximately 85% of our total revenues in 2025, and we expect it to continue to make up the majority of our revenues for the foreseeable future. Accordingly, any adverse events or findings regarding the properties, efficacy or safety of RUCONEST®, or material constraints on the manufacturing of RUCONEST®, may have a material impact on our financial results and operations.
Our ability to meet expectations with respect to sales of RUCONEST®, generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:

•the ability to maintain and grow market acceptance for RUCONEST® among healthcare professionals and patients in the United States, for the treatment of approved indications;
•our ability to maintain regulatory approvals without onerous restrictions;
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
Joenja® is a newly approved drug in the U.S., the U.K., Japan, Australia and Israel and could develop unexpected safety or efficacy concerns, which would likely have a material adverse effect on us.
Joenja® was granted approval by the Ministry of Health, Labour and Welfare, or MHLW, in Japan on March 23, 2026, the Therapeutic Goods Administration, or TGA, in Australia on March 18, 2025, by the Medicines &

Healthcare products Regulatory Agency, or MHRA, in the U.K. on September 25, 2024, by the Israeli Ministry of Health in Israel on April 30, 2024 and by the FDA in the U.S. in late March 2023. In these countries, especially in the U.S. and U.K. where the product is commercially available, Joenja® is now being used by a larger number of patients, potentially for longer periods of time, and we and others (including regulatory agencies and private payors) collect extensive information on the efficacy and safety of Joenja® by monitoring its use in the marketplace. New safety or efficacy data from market surveillance may result in negative consequences including the following:
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
•continued demand from two U.S. specialty pharmacies that in 2025 represented 77% of our revenues; and
•sufficient third-party insurance coverage or reimbursement.
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
We are currently preparing for the launch of leniolisib in Japan, Germany, France, Italy, Spain, Canada and Australia. Establishing and maintaining internal medical and commercial capabilities, as we are doing for Joenja®, carries an element of risk. For example, recruiting and training an integrated medical and commercial organization can be expensive and time consuming and could delay any product launch. Furthermore, if the commercialization of a product is delayed, establishing a commercial organization prematurely would result in the need to restructure the organization.

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
We enter into arrangements with a variety of third-parties to perform a range of activities including medical affairs, regulatory and reimbursement support and, sales, marketing and distribution services outside of the United States and Europe. We have made leniolisib available for activated phosphoinositide 3-kinase delta, or PI3Kδ, syndrome, or APDS, patients in a select number of large markets. Where viable, following regulatory approval, we intend to market leniolisib directly in Germany, France, Italy, Spain, Canada and Australia and we have entered into an agreement with OrphanPacific, Inc. who are responsible for supply and distribution in Japan. Prior to regulatory approval in certain markets, we will make leniolisib available via a variety of access schemes.
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
In the United States, the Center for Medicare and Medicaid Innovation, or CMMI, has announced two new mandatory models that propose Most-Favored-Nation, or MFN, pricing using specified international benchmarks for certain products covered by Medicare and one new voluntary model that proposes MFN pricing for products covered by Medicaid. These models, or other models announced by CMMI, could result in significantly lower reimbursement for products. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our products for which we may obtain regulatory approval or the frequency with which any such product is prescribed or used. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importing from other countries and bulk purchasing.
We expect to experience pricing pressures in connection with the sale of any of our products or product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, surgical procedures and other treatments, is expected to continue. Further, to the extent that the United States operates an MFN pricing regime that references the prices achieved in other markets, we may be restricted from seeking regulatory approval for our product candidates or supplying our products in those other markets to avoid a negative impact on the prices for our products in the United States.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to set their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to justify commercialization.
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
Regulatory authorities in some jurisdictions, including the United States, the EU and the United Kingdom, may designate drugs for relatively small patient populations as orphan drugs. We obtained orphan drug designation for RUCONEST® from the FDA for the treatment of acute HAE attacks. Joenja® has also received this designation from the FDA, the European Medicines Agency, or the EMA, and the MHLW in Japan. However, no assurances can be made for our product candidates.
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
Although we have obtained orphan drug designation for Joenja® from the FDA, the EMA, and the MHLW, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product or product candidate is shown to be clinically superior to our product or product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product or product candidate if the applicable regulatory agency finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated in the relevant jurisdiction.
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
The results from our clinical trials may not be sufficiently robust to support the submission for marketing approval for our product candidates. The FDA normally requires two registrational trials to approve a drug or biologic product, and thus the FDA may require that we conduct additional clinical trials of our product candidates prior to a BLA or NDA submission. The FDA typically does not consider a single clinical trial to be adequate to serve as a registrational trial unless among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. Additionally, while the FDA recognizes the potential for natural history models to augment the need for placebo arms in trials for drugs that target very rare disease, where trial recruitment can be especially challenging, the FDA has found the use of natural history data as a historical comparator to be unsuitable for adequate and well-controlled trials in many circumstances. The FDA generally finds trials using historical controls to be credible only when the observed effect is large in comparison to variability in disease course. Like the FDA, the EMA and other regulatory bodies also expect applicants to submit sufficient clinical data, which is usually generated from clinical studies, to demonstrate the safety and efficacy of the medicinal product.

Due to the nature of the indications our product candidates are designed to treat, and the limited number of patients with these conditions, a placebo-controlled and blinded study may not be practicable for ethical and other reasons. It is possible the FDA, EMA and/or other regulatory bodies will not consider our comparisons to natural history data and, where available, historical transplant data, to provide clinically meaningful results. Additionally, even though a product candidate may have achieved the primary endpoints in a registrational clinical trial, it is possible that the FDA, EMA and/or other regulatory bodies may require us to conduct additional registrational trials, possibly involving a larger sample size or a different clinical trial design, especially if the FDA, EMA and/or other regulatory bodies do not find the results from these trials to be sufficiently persuasive to support a BLA/NDA or Marketing Authorization Application, or MAA, submission, as applicable. The FDA, EMA and/or other regulatory bodies may also require that we conduct a longer follow-up period of post-market surveillance of patients treated with our product candidates prior to accepting our BLA/NDA or MAA submission, as applicable.
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
We expect that the FDA, EMA and/or other regulatory bodies will assess the totality of the safety and efficacy data from our product candidates in reviewing any future BLA, NDA, or MAA, submissions. Based on this assessment, the FDA, EMA and/or other regulatory bodies may require that we conduct additional preclinical studies or clinical trials prior to submitting or approving a BLA, NDA, or MAA, for our target indications.
If the FDA, EMA and/or other regulatory bodies requires additional trials, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, it is possible that the FDA, EMA and/or other regulatory bodies may have divergent opinions on the elements necessary for a successful BLA/NDA and MAA, respectively, which may cause us to alter our development, regulatory and/or commercialization strategies.
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
Many component suppliers are based in Europe, while now, RUCONEST® sales are only conducted in the U.S. If international shipping is disrupted, we may not be able to supply sufficient quantities of RUCONEST® for sale in the U.S. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. In addition, studies of product candidates, regulatory applications and our ability to commercialize product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.
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
We have entered into (downstream) manufacturing and supply agreements for Joenja® and RUCONEST® with, among others, Sanofi S.A., or Sanofi, and BioConnection Investments B.V. (formerly BioConnection B.V.), or BioConnection, since we do not have GMP drug substance and drug product manufacturing and lab facilities to produce and test the product. A failure of these suppliers to supply our needs would be difficult to overcome as contracting additional manufacturing capacity on a timely basis could be difficult or impossible and have significant adverse effect on our business.
We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.
Two U.S. customers (namely specialty pharmacies) accounted for $290.9 million, or 77%, of our revenues for the year ended December 31, 2025, and $227.7 million, or 77%, of our revenues for the year ended December 31, 2024. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of specialty pharmacies. With specialty products, the pharmacies provide patient support services that exceed those provided by retail pharmacies, and effective communication and relations between our hub and these pharmacies are important in maintaining timely and consistent filling of prescriptions for RUCONEST®.
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
These developments could also cause additional downward pressure on pharmaceutical pricing. CMMI has announced two new mandatory models that propose MFN pricing using specified international benchmarks for certain products covered by Medicare and one new voluntary model that proposes MFN pricing for products covered by Medicaid. These models, or other models announced by CMMI, could result in significantly lower reimbursement for products. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our products for which we may obtain regulatory approval or the frequency with which any such product is prescribed or used. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importing from other countries and bulk purchasing. Downward pressure on pharmaceutical pricing could expand to other programs or otherwise increase based on these developments.
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
The patents that we own and have license rights to now or the patents and patent applications that we may own or in-license in the future may not have valid or patentable claims that protect our current and future product candidates in the relevant jurisdictions where we intend to commercialize such products. There is no assurance that we are aware of all potentially relevant prior art relating to current patents or current or future patent applications. As such, patent examiners may find prior art that can prevent a patent from issuing from a pending patent application, or patent offices or courts may find the claims of our issued patents to be invalid. During the patent examination process, we may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patents do successfully issue based on our future patent applications, and even if the issued patents cover our current and future product candidates, including their compositions, formulation, method of manufacture, and method of use, third parties may challenge our issued patents’ validity, enforceability or scope, which may result in such patents being narrowed so that they no longer cover competitors’ products that are considered to infringe, invalidated or held unenforceable. Any successful opposition or post-grant challenges to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our current or future product candidates, if approved. Further, if we encounter delays in regulatory approvals, any period of time during which we could market a product candidate under patent protection could be further reduced.
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
Moreover, our technologies and products may infringe on third-party intellectual property rights. As a result, we may face litigation or other legal proceedings concerning such intellectual property. These processes can be time-consuming and costly. In the event of an unfavorable ruling in patent or intellectual property litigation, we could be subject to significant liabilities to third parties, or be required to cease developing, manufacturing or selling the affected products or technology. Each of these outcomes may adversely affect our financial position. We may also be confronted with claims which are raised with the main aim of exploiting the nuisance value of publicly raised claims. In order to prevent the infringement of third-party intellectual property rights, we may need to acquire licenses for patents held by third parties to re-establish or maintain freedom to operate for our products, possibly on unfavorable terms. A failure to obtain licenses for patents held by third parties, or failure to obtain them on favorable terms, may have a material adverse effect on our financial and operational position. Our business could be harmed if in litigation a prevailing party does not offer us a license on commercially reasonable terms.

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
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in loss of exclusivity or in patent claims being narrowed so that they no longer cover competitors’ products that are considered to infringe, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or unduly limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, a patent will expire generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority, assuming the patent is not subject to any patent term extension or adjustment or disclaimer of term. Various extensions may be available; however, the exclusivity and protection afforded by a patent is nevertheless limited. Further, the relevant authorities may not grant the patent extensions or adjustments we expect, which would further limit the term of our expected patent exclusivities. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening any period of patent exclusivity. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.
Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of asserted patents regarding which we have rights at risk of being invalidated or interpreted narrowly and could put a related patent application at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as assertions that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory and other requirements, including novelty, non-obviousness, enablement, written description, lack of double patenting, incorrect inventorship and statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the U.S. Patent and Trademark Office, or the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. Third parties may also make it more difficult to obtain patents to our valuable technologies by engaging in pre-issuance submissions of prior art to the USPTO and in analogous proceedings in other jurisdictions. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we currently license or may license in the future, we may have limited or no right to participate in the defense of any such licensed patents against challenges by third parties. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.
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
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during such litigation. Public disclosure of the outcomes of hearings, motions or other interim proceedings or developments is common. If securities analysts or investors perceive these outcomes to be unfavorable to us, it could have an adverse effect on the price of our ordinary shares.
We may infringe or be alleged to infringe the intellectual property rights of others, which may prevent or delay product development and commercialization efforts, requiring us to expend resources on litigation or other resolutions, which may materially and adversely affect our business.
Our success depends, in part, on our ability to operate without infringing the intellectual property rights and other proprietary rights of third parties. Identification of third-party patent rights that may be relevant to our products and proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, a set period of time, usually 18 months, from the filing of patent applications before their publication and the difficulty and uncertainty in assessing the meaning or scope of protection of patent claims. There could be issued patents covering our products of which we are not aware. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes. We may also be confronted with the assertion of intellectual property rights that have the purpose of exploiting the nuisance value of publicly raised claims.
Proceedings involving our patents or patent applications or those of others could:
•put one or more of our patents at risk of being invalidated, rendered unenforceable or interpreted narrowly so that they do not cover competitors’ products that we had considered to infringe;
•adversely impact the patentability of our inventions relating to our products;
•result in monetary damages, injunctive relief or otherwise harm our competitive position, including by limiting or terminating marketing and selling activities, increasing the risk for generic competition, limiting development and commercialization activities or requiring us to obtain licenses to use the relevant technology (which licenses may not be available on commercially reasonable terms, if at all); and
•otherwise negatively impact the inventorship, ownership, enforceability, validity or scope of protection of the patents relating to our products.
We may not have the resources to adequately defend such claims, and even if successful in any such proceedings, we would incur substantial costs and divert management’s time and attention in pursuing these proceedings, putting further strain on our resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court or other venue, and we may not succeed. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion.
In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid or unenforceable, we may:
•incur substantial monetary damages;
•encounter significant delays in expanding the market of our products; and
•be precluded from manufacturing or selling our products; which, in each case, could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our patents may be challenged, deemed unenforceable, invalidated or circumvented, and if we do not obtain or maintain patent protection for the products, our business may be materially harmed.
The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. U.S. patents and patent applications also may be subject to interference proceedings, ex parte reexamination, inter partes review, or IPR, and post-grant review proceedings, derivation proceedings and supplemental examination and may be challenged in district courts. Patents granted in other countries may be subjected to opposition or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application (so that, for example, they no longer cover competitors’ products that we consider to infringe our intellectual property rights). In addition, such interference, re-examination, opposition, post-grant review, IPR, derivation proceedings, supplemental examination or revocation proceedings may be costly, and we may be unable to undertake them. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents that we are able to enforce, or are effectively maintained as trade secrets that we are able to enforce. The degree of future protection for our products and proprietary rights is uncertain, and it cannot be guaranteed that:
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
•others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing any of our intellectual property rights;
•any of our pending patent applications or those that we have licensed will result in issued patents;
•any of our patents or those we have licensed will be found to be valid or enforceable, or have sufficient scope to achieve our business objectives;
•we will be able to license the patents or pending patent applications necessary or desirable to protect our products or avoid infringement on commercially reasonable terms or at all;
•any patents issued to us or our licensors or collaborators will provide a basis for protection of any existing or additional commercially viable products, will provide us with any competitive advantages or will not be successfully challenged by third parties;
•we will be able to develop additional proprietary technologies that are patentable; or
•the patents or patent applications of others will not have an adverse effect on our business.
Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the USPTO and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act. Accordingly, it remains unclear what impact the

Leahy-Smith Act, subsequent rule-making, and judicial interpretation of the Leahy-Smith Act and regulations will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition. Moreover, future changes to the patent laws of the United States and foreign jurisdictions may adversely affect the inventorship, ownership, term, scope, validity and enforceability of our or our licensors’ patent rights. For example, a 2019 bill (Terminating the Extension of Rights Misappropriated Act, or TERM Act, H.R. 3199) in the United States Congress aimed to reduce the term of certain drug patents in order to ease generic entry and increase competition. Changing political priorities could potentially drive more such initiatives.
In addition, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this mix of judicial and administrative decisions, and legislative changes has created uncertainty with respect to the strength and value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a ''nonexclusive, non-transferable, irrevocable, paid-up license'' for its own benefit. The Bayh-Dole Act also provides federal agencies with ''march-in rights.'' March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a ''nonexclusive, partially exclusive, or exclusive license'' to a ''responsible applicant or applicants.'' If the patent owner refuses to do so, the government may grant the license itself. Such laws and rules in the U.S. and analogous laws and rules in other jurisdictions can dilute or render ineffective our intellectual property rights.
We enjoy only limited geographical protection with respect to certain patents.
Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. For this reason, we may not obtain patents protecting our products and/or services in all jurisdictions where we offer them. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or EU, or where enforcement rights do not exist. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be outright refused in certain jurisdictions, such as, for example, China, India, Brazil, which have different requirements for patentability.
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
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal data (including health data) in the EU is primarily governed by the provisions of the GDPR, which the EU Member States can vary or supplement to a certain extent. This regulation, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the EU, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of personal data breaches to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the EU to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States, and the United Kingdom (which has implemented the GDPR into its domestic law as noted below) may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which trigger different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities where they form part of the same undertaking. Recent enforcement actions against multinational companies have resulted in significant fines.
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
A “third country” is a country other than the EU Member States and the three additional European Economic Area, or EEA, countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Unless an exemption applies, appropriate safeguards are required to enable transfers of personal data from the EU and EEA Member States. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. With this decision, the European Commission considers that personal data benefits from an essentially equivalent level of protection under UK law to that guaranteed under EU law, and thus allows personal data to flow freely from the EEA to the United Kingdom. This adequacy decision is however limited in time, and its renewal will depend on whether the United Kingdom continues to ensure an adequate level of data protection. In late 2025, the European Commission extended the United Kingdom’s adequacy status until December 27, 2031 by means of Commission Implementing Decision. Similarly, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework on July 10, 2023, allowing the transfer of personal data from the EEA to U.S. companies participating in the EU-U.S. Data Privacy Framework. In January 2025, the Trump Administration dismissed three Democratic members of the Privacy and Civil Liberties Oversight Board, or PCLOB, an independent body responsible for ensuring transparency and accountability in U.S. surveillance practices that plays an essential role under the EU-U.S. Data Privacy Framework. As a result, the PCLOB no longer has the sufficient quorum to function effectively and it is unclear what the impact of this decision will be on the validity of the EU-U.S. Data Privacy Framework.
Under the GDPR regulations, we are generally considered a controller of personal data processing and are subject to several legal obligations. In particular, we are obligated to place importance on collection and processing of special categories of personal data which, for our purposes, is data that is genetic data or data concerning health. While we have taken steps to comply with the GDPR and the DPA, we cannot assure you that our efforts to achieve and remain in compliance have been or will continue to be fully successful. The GDPR regulations and the DPA may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these or new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.
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
•the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians and other healthcare professionals (such as physicians, assistants and nurse practitioners), as defined by such law, and teaching hospitals, and the ownership and investment interests of physicians and their immediate family members in such manufacturers;
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
RUCONEST® has been approved by the FDA for the treatment of HAE attacks. Joenja® is approved in the United States, United Kingdom, Japan, Australia and Israel for the treatment of APDS. Regulatory approval is limited to the specific indication for which approval has been granted and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing our products for other indications. We may be subject to significant fines, penalties or injunctions if we are determined to have promoted or be promoting the use of either of our products for unapproved or “off-label” uses, resulting in damage to our reputation and business.
RUCONEST® is approved by the FDA, for the treatment of HAE attacks, and Joenja® is approved in the United States, United Kingdom, Japan, Australia and Israel for the treatment of APDS, but these products are not currently approved for the treatment of other indications. Regulatory authorities strictly regulate the promotional claims that may be made about prescription products, and our products may not be promoted for uses that are not approved, as reflected in its approved labeling. If we are not able to obtain regulatory approval for any desired future indications for our products and product candidates, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.
While physicians may choose, in their independent medical judgment, to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we are prohibited from marketing and promoting the products for indications that are not specifically approved by the regulatory authorities. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States and in other jurisdictions generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biotechnology or pharmaceutical companies on off-label use. If the FDA or another regulator determines that our promotional activities constitute promotion of an off-label use, it could request that we modify our promotional materials and subject us to regulatory or enforcement actions as well as actions by other agencies, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, mandatory or voluntary recalls, and could result in the imposition of significant criminal, civil, and administrative penalties such as civil fines, disgorgement of money, imprisonment, exclusion from participation in federal health care programs (e.g., Medicare and Medicaid), operating restrictions, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement, injunctions or criminal prosecution, any of which could significantly harm our business.
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
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for pharmaceutical and biological products. At the federal level, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On January 5, 2024, the FDA authorized the state of Florida to import certain prescription drugs from Canada.
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
On August 16, 2022, President Biden signed the IRA into law. The IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions have taken effect progressively starting in fiscal year 2023, although they have been subject to legal challenges. Officials appointed by the Trump administration to oversee the implementation of the IRA may take a different approach from the previous administration, and the administration and Congress could also pursue statutory changes to the program, either of which could negatively affect our revenues.
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

Risks Related to Financial Conditions, Market Environment and General Economic Trends
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including inflation, fuel price increases and supply disruption.
A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy due to geopolitical issues could strain our suppliers, increase fuel costs and possibly disrupt or supply chain. In addition, ongoing geopolitical tensions and conflicts, including the conflict in the Middle East and Ukraine, has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
Changes in trade policies, including tariffs and other import or export restrictions, could adversely affect our business.
Trade policy developments in the jurisdictions in which we sell our products are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations.
Recently, trade and tariff policies among the United States and other countries have been unsettled and are subject to frequent changes. The U.S. government has imposed tariffs and other trade restrictions on goods across a range of industries, and such actions have at times prompted retaliatory measures by affected countries. While tariffs with certain countries have been temporarily reduced or paused, the imposition of new tariffs will likely be met with further reciprocal tariffs, thus increasing the possibility of a global trade war. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could significantly increase the cost of material and drug supply for our clinical trials and products, adversely affect the commercial sale of RUCONEST® and Joenja®, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our global operations.
Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us.
While we are headquartered in the Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of Joenja® in the United States, Europe, the U.K., Japan, Australia and Israel, and RUCONEST® in the United States we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.
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
Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, officers and directors of foreign private issuers generally became required to comply with the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act. However, on March 5, 2026, the SEC issued an exemptive order allowing officers and directors already making similar reports under certain qualifying regulations, including the European Market Abuse Regulation, to be exempt from such requirements. Our officers and directors do not file reports pursuant to Section 16(a) of the Exchange Act in reliance on such order. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to their purchases and sales of our securities.
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
Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Currently we have no such protective measures in place.
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
In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. For example, at our 2025 Annual General Meeting, our shareholders approved a proposal to exclude preemptive rights for up to 10% of our issued share capital for general corporate purposes and for up to 10% of our issued share capital for financing of mergers, acquisitions, and strategic alliances, each for a period of eighteen months. The issuance of additional equity securities in the absence of preemptive rights would cause existing shareholders to experience dilution of their interest in us.
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
A non-U.S. corporation will be a Passive Foreign Investment Company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations”) holds our ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Based on our estimated income, assets and market capitalization for 2025, we do not believe we were classified as a PFIC for 2026. However, whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.
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
Our actual capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to $0.7 million, $0.8 million and $1.4 million, respectively. Our capital expenditures primarily consist of property, plant and equipment, such as investments in new machinery and equipment in the Netherlands.
We maintain a website at www.pharming.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at http://www.sec.gov.

B. Business Overview
Pharming Group is a global biotechnology company that develops and commercializes innovative therapies for rare and ultra-rare diseases with significant unmet need. We focus on immunological and genetic conditions where our scientific and commercial expertise can help advance care over the long term.

Patients are at the heart of everything we do. Their insights along with those of caregivers and the scientific community shape our strategy, guide our clinical study designs, and influence how we manage our approved therapies.
Our teams combine deep scientific, medical, and operational expertise in rare disease drug development and commercialization. We leverage proven and efficient clinical development, supply chain, and commercial infrastructure to advance and expand our portfolio and pipeline and increase access for patient communities that currently lack adequate treatment options.
We execute with discipline and urgency, pursuing strategic growth with focused resource allocation. By strengthening our commercial portfolio and advancing high-value pipeline programs, we aim to deliver sustainable long-term value for patients, healthcare providers, employees, partners, and shareholders.

I. BUSINESS AND STRATEGIC DIRECTION

1. Our business
Pharming is an integrated biotechnology company with proven capabilities across clinical development, manufacturing, regulatory affairs, and commercialization. Our model supports us in efficiently developing and delivering innovative therapies to expand treatment options and improve outcomes for rare disease communities with significant unmet needs.

Through disciplined execution across our commercial portfolio and pipeline, we aim to deliver sustainable growth while continuing to invest in innovation and long-term value creation for patients, healthcare providers and shareholders.
A) Commercial
We currently commercialize two approved therapies for distinct rare and ultra-rare disease areas.
RUCONEST®, our first approved product, is the first and only recombinant C1 esterase inhibitor, or rhC1-INH, protein replacement therapy indicated for the treatment of acute hereditary angioedema, or HAE, attacks in adult and adolescent patients. It has received regulatory approval in the European Economic Area (2010), the United Kingdom (2010) and the United States (2014).
Our commercial focus for RUCONEST® is the United States. In other approved regions, we continue to support patients where appropriate.
Joenja® (leniolisib), our second marketed therapy, is an oral, selective phosphoinositide 3-kinase delta, or PI3Kδ, inhibitor approved in the United States, United Kingdom, Australia, and Israel as the first and only targeted treatment indicated for activated phosphoinositide 3-kinase delta syndrome, or APDS, an ultra-rare primary immunodeficiency, or PID, in adult and pediatric patients 12 years of age and older. and in Japan for adult and pediatric patients aged 4 years and older.
We currently commercialize Joenja® in the United States and the United Kingdom through our own sales and marketing infrastructure.
B) Pipeline
Pharming is advancing a focused pipeline centered on rare immunological and genetic diseases.

a. Leniolisib for APDS
To expand access and generate evidence for broader use, we have active regulatory and clinical development efforts aimed at making leniolisib available to APDS patients across all age groups in key markets. In addition, we are working to further characterize the disease-causing impact of mutations in the APDS causing genes, currently classified as variants of uncertain significance, or VUSs, and are undertaking further research to determine the overall prevalence of APDS.
b. Leniolisib for PIDs with immune dysregulation
Beyond APDS, leniolisib is being evaluated in two Phase II studies targeting additional PIDs with immune dysregulation:
•Genetically confirmed PIDs linked to altered PI3Kδ signaling
•Common variable immunodeficiency, or CVID, with immune dysregulation, regardless of underlying genetic confirmation
These programs provide the opportunity to address significantly larger patient populations that currently lack targeted therapeutic options.
c. Napazimone (KL1333) for primary mitochondrial disease
In 2025, our late-stage pipeline was strengthened through the acquisition of Abliva AB and its lead asset, KL1333. Napazimone (KL1333), the newly named compound, is a potential first-in-disease therapy for mitochondrial DNA, or mtDNA,-driven primary mitochondrial disease, or PMD. It is currently in a pivotal clinical trial, designed to support regulatory approval, which passed a futility analysis on its two primary end points.

2. Our commitment to rare diseases
Pharming is committed to advancing care for people living with rare and ultra-rare diseases. We focus on areas of significant unmet need where our scientific and commercial expertise may make a meaningful difference - and where specialist care, diagnostic readiness, and reimbursement pathways enable responsible patient identification and sustainable access.

We align our clinical development, business development, and capital allocation decisions around rare diseases where we can build competitive advantage and create durable growth - strengthening our potential to deliver long-term value while expanding access for patients who often have limited or no treatment options.
A) HAE
HAE is a rare, potentially life‑threatening genetic condition characterized by unpredictable swelling attacks that may affect the skin, gastrointestinal tract, and upper airway (laryngeal edema). Global prevalence is estimated at approximately 1 in 50,000 to approximately 1 in 10,000. Symptoms are driven by excess bradykinin resulting from uncontrolled kallikrein activity, which leads to fluid leakage into tissues. Despite broader use of prophylactic therapies, breakthrough attacks remain common, and clinical guidelines recommend ready access to effective on‑demand treatment for all patients, including those on prophylaxis.
a. Pharming’s market emphasis
We are focused on the U.S. HAE market as the core commercial opportunity for acute treatment.
b. Market size & growth (U.S.)
The U.S. HAE market continues to expand, driven by improved disease awareness, broader specialist access, and new therapeutic options across both prophylactic and on-demand classes. Recent real-world U.S. claims analyses indicated that the diagnosed patient population may be larger than historically assumed at 2.67 per 100,000. This larger-than-expected patient base reinforces the need for robust prophylaxis and reliable on-demand options.
By the end of 2024, the U.S. market included multiple FDA-approved options across both acute treatment and long-term prophylaxis. In 2025, the therapeutic landscape broadened further with FDA approvals introducing new mechanisms and modalities, including:
•an activated Factor XII, or FXIIa, inhibitor for prophylaxis;
•a prekallikrein-directed antisense oligonucleotide for prophylaxis; and
•an oral plasma kallikrein inhibitor for on-demand treatment of acute attacks.

Collectively, these developments are expanding therapeutic choice and increasing the complexity of treatment decision-making across both prophylactic and acute settings.
c. Competitive dynamics (acute & prophylaxis)
The U.S. HAE market spans therapies that target C1 esterase inhibitor, or C1-INH, replacement and key components of the contact activation system, including plasma kallikrein and FXIIa, delivered via intravenous, subcutaneous, and oral modalities.
Long-term prophylaxis has become the dominant treatment paradigm. In a U.S. patient survey, approximately 68.5% reported having received or currently receiving long-term prophylaxis, or LTP. However, increased prophylaxis uptake has not eliminated the need for acute therapy.
The U.S. HAEA Medical Advisory Board guidelines emphasize that patients must have ready access to effective on-demand medication, and that all patients with laboratory-confirmed HAE should have access to at least two standard doses of an FDA-approved on-demand therapy.
Breakthrough attacks remain clinically meaningful and common despite the widespread adoption of LTP. Randomized studies indicate that approximately 50% of patients receiving prophylaxis continue to experience breakthrough attacks, and many patients treated with prophylaxis also report attacks in controlled settings. In addition, certain acute therapies may require re‑dosing, highlighting persistent unmet needs in acute management and reinforcing the need for therapies that restore functional C1‑INH activity.

d. Role of RUCONEST® (recombinant C1-INH, IV)
RUCONEST® is the first and only recombinant C1-INH protein replacement therapy, providing a differentiated on-demand treatment for acute attacks in patients with Type I, Type II, and normal C1-INH HAE. By restoring functional C1-INH, RUCONEST® addresses the underlying deficiency that triggers attacks and regulates the contact activation system through inhibition of Factor XII and kallikrein, reducing downstream bradykinin and related mediators. This mechanism supports its positioning as targeting the root cause of HAE across multiple biological pathways rather than a single cascade.
Its intravenous administration provides immediate, complete bioavailability, enabling rapid, high-dose intervention to halt attack progression. In a market increasingly shaped by prophylaxis, RUCONEST® continues to serve as a cornerstone on-demand treatment, particularly for patients experiencing more severe or frequent attacks or those who continue to experience breakthrough attacks despite prophylactic treatment.
B) PIDs
PIDs are a heterogeneous group of rare immune disorders that lead to recurrent infections and immune dysregulation. The global PID therapeutics market is estimated at approximately $8 billion in 2025, with steady growth expected at a compound annual growth rate of approximately 6% to approximately $14 billion by 2034, supported by earlier genetic diagnosis, better care pathways, and sustained demand for immunoglobulin and targeted therapies. Underdiagnosis remains significant, and expanded testing continues to increase the identifiable patient population.
a. APDS
APDS (activated PI3Kδ syndrome) is an ultra-rare, progressive PID first characterized in 2013. Literature estimates prevalence at approximately 1.5 patients per million. Emerging evidence suggests that the prevalence may be much higher, underscoring the importance of efforts to further characterize the disease, and understand the impact of mutations in the APDS causing genes currently classified as VUSs.
APDS presents with a clinically heterogeneous profile that may include severe and recurrent sinopulmonary infections; persistent or recurrent herpesvirus infections (notably EBV and CMV); lymphadenopathy, hepatosplenomegaly, and nodular lymphoid hyperplasia; autoimmune cytopenias; enteropathy; and bronchiectasis. Patients also face a heightened risk of malignancy, particularly lymphoma, due to dysregulated lymphoproliferation.
Delayed diagnosis can lead to the accumulation of irreversible organ damage, and published analyses indicate that survival probability may be up to 28% lower than the general population, with lymphoma and infections representing the leading causes of mortality.
Despite increased awareness since its identification, APDS continues to be under-recognized and misdiagnosed, particularly outside specialist care settings.
There are currently over 1,800 known U.S. patients with a VUS in the PIK3CD and PIK3R1 genes implicated in APDS. In 2025, new peer-reviewed research published in leading journal Cell demonstrated that functional characterization of PI3Kδ pathway variants can support the reclassification of certain VUSs to APDS. We expect to provide an estimate of how many of these patients may be diagnosed with APDS following completion of new experiments planned to generate the data needed for genetic testing laboratories to evaluate VUSs identified in patients who have undergone genetic testing for APDS or other immunodeficiencies.
A second conclusion of this research was that APDS may have a broader clinical presentation and significantly higher prevalence than previously assumed, an important consideration for long-term market growth. Further research is on-going on this topic.
i. Market size & growth
The APDS market remains at an early stage, reflecting the ultra-rare nature of the disease, limited historical diagnostic pathways, and the absence, until recently, of targeted therapeutic options.
However, multiple indicators point to durable market expansion:

•New functional genomics evidence indicates that APDS may be more prevalent than previously understood, as increased PI3Kδ pathway activity was identified in variants of the APDS causing genes that have not so far been reported in APDS patients, prompting further investigation into the true size of the APDS population.
•Expanded genetic testing and reclassification of VUSs are expected to increase the identifiable patient population.
•Growing understanding of disease burden, including risk of lymphoma and early mortality, is raising clinical urgency and supporting early targeted therapy adoption.
•APDS remains the first genetically defined PID with a precision therapy, anchoring a category with long‑term growth potential.
Collectively, these trends position APDS as a small but structurally expanding rare-disease market with significant diagnostic uplift ahead.
ii. Competition
Joenja® is currently the only approved therapy for APDS and selective PI3Kδ inhibition remains the defining approach within this therapeutic category. Based on public information, we are not aware of any active clinical development programs in APDS.
b. PIDs with immune dysregulation beyond APDS
PIDs with immune dysregulation represent an area of significant unmet medical need, commonly presenting with lymphoproliferation, autoimmune manifestations, and organ‑specific inflammation.
Beyond the rare APDS population, several genetically defined PIDs with immune dysregulation linked to altered PI3Kδ signaling affect an estimated 7.5 patients per million, offering the potential to reach meaningfully broader patient groups.
CVID with immune dysregulation represents an even larger segment within the PID landscape. As the most common symptomatic PID, approximately half of CVID patients develop inflammatory or autoimmune complications, corresponding to a target population of approximately 39 per million. Many exhibit APDS‑like clinical and immunologic features, reinforcing the rationale for PI3Kδ pathway modulation and importance to address the substantial unmet need across a wider spectrum of immune dysregulation disorders beyond APDS.
We are conducting Phase II studies in both PIDs with immune dysregulation linked to altered PI3Kδ signaling, and CVID with immune dysregulation. Both studies are fully enrolled and we expect top line data in the second half of 2026.
C) Primary mitochondrial disease
PMDs are rare, multisystem disorders caused by impaired cellular energy generation, leading to chronic fatigue, muscle weakness, neurological manifestations, and substantial functional limitations. Affecting both children and adults, PMD encompasses a broad and heterogenous spectrum of symptoms reflecting the essential role of mitochondria in cellular metabolism. With no approved therapies that directly address the underlying bioenergetic defect, current care remains largely supportive, underscoring the significant unmet need across this patient population.

Within this broader landscape, mtDNA–driven mitochondrial disease represents a genetically defined subgroup with a well‑characterized pathophysiology and considerable disease burden in adults. These patients commonly experience severe fatigue and myopathy that impair daily functioning and quality of life, making this population particularly suited to targeted therapeutic approaches.
Across the U.S., EU4 (France, Germany, Italy, Spain), and the U.K., more than 30,000 diagnosed patients fall into this subgroup, highlighting both the scale of unmet need and the opportunity for a therapy that directly improves mitochondrial energy production. Napazimone (KL1333), designed to modulate cellular NAD⁺/NADH balance, aims to address this core bioenergetic dysfunction and potentially deliver the first disease‑targeted option for mtDNA‑driven mitochondrial disease.

3. Our strategy
Our vision is to develop a leading global rare disease company with a diverse portfolio and presence in large markets, leveraging proven and efficient clinical development, supply chain, and commercial infrastructure.
We continue to build on strong foundations, anchored by our established U.S. commercial platform, expanding access to our therapies in key markets, and progressing a high-value pipeline that we expect will power future growth.
We are strengthening and diversifying our portfolio with a goal to deliver long-term, sustainable growth, with anticipated continued growth and durability for RUCONEST®, midterm momentum driven by Joenja® and disciplined advancement of key pipeline assets leniolisib and napazimone (KL1333). We expect our robust infrastructure and deep collaborations across the rare disease ecosystem to support reliable execution and the cash flow required to fund future innovation and expand access in priority geographies.
Our culture is central to how we execute. We are united by a commitment to improving outcomes for people living with rare and life‑threatening conditions. We collaborate across disciplines, combine our expertise, and encourage each other to go the extra mile. Our core values 'We put patients at the heart', 'We make it simple', 'We get it done' and 'We act with urgency' guide how we work, strengthen our ability to execute with discipline, and empower our teams to make a meaningful impact on patients and their families.
A) 2025 strategic progress
In 2025, we advanced our strategic agenda with discipline and focus. We reinforced the resilience and growth potential of our rare disease therapies in the U.S. and prepared for further geographic expansion. We expanded access and progressed regulatory pathways to broaden the reach of Joenja® in priority markets and continued to strengthen patient identification to enable appropriate treatment.
We advanced our innovation ambitions through disciplined late‑stage development and targeted investments in programs aligned to our scientific expertise, while deepening collaboration with clinical experts and rare disease communities.
Across the business, we sharpened capital allocation and enhanced cross‑functional capabilities to support future portfolio growth and scalable execution. These actions strengthened our foundations for long term, sustainable growth and set clear momentum into 2026.
a. Our competitive advantage
Our competitive advantage is built on a focused rare disease strategy, a patient-focused commercial platform, and a high-value pipeline addressing significant unmet needs. We combine deep scientific expertise with disciplined execution to identify, develop, and commercialize therapies in areas where biology is well understood and patient needs remain substantial.
Our commercial portfolio supports both resilience and growth momentum. RUCONEST® continues to play an important role in the acute HAE market, supported by its differentiated profile and established position in U.S. care.
Joenja® is the first and only approved targeted therapy for APDS and represents a clinically validated proof-of-concept for PI3Kδ inhibition in immune dysregulation. With ongoing development in PIDs with immune dysregulation beyond APDS, Joenja® has the potential to address a substantially larger patient population with limited treatment options.
Looking ahead, our late-stage pipeline further strengthens our competitive positioning. Napazimone (KL1333) is being developed for mtDNA-driven PMD, an area of significant unmet medical need with no approved disease-modifying therapies. If successful, napazimone (KL1333) has the potential to become the first treatment targeting the underlying biology of this condition.

These commercial assets and pipeline programs are supported by our rare disease expertise, scalable infrastructure, and the strength of our balance sheet and operating cash flows. Together, we expect these strengths to create a solid foundation for growth and long‑term impact for people living with rare diseases.
b. People and capabilities
Our ability to execute our strategy relies on the expertise and commitment of our people. Across the organization we continued to strengthen specialist capabilities, develop leadership, and embed cross-functional collaboration that support rare disease excellence. This focus on skills, culture and agility supports us in scaling effectively, sustaining quality and compliance, and delivering better outcomes for patients and other stakeholders.
B) Strategic priorities
a. Strengthen and sustain our marketed rare disease therapies
In 2025, we focused on enhancing the performance and long‑term relevance of our marketed therapies. This included reinforcing the clinical and commercial positioning of our products, maintaining reliable supply, supporting appropriate use, and optimizing our geographic footprint. A key priority during the year was expanding the addressable APDS population and driving uptake of Joenja®, while shaping an efficient, scalable organization to support sustained anticipated future growth.
During the year, we reinforced our franchise through sustained commercial execution. RUCONEST® continued to demonstrate resilient and growing U.S. demand, while Joenja® uptake accelerated, supported by increased patient identification and ongoing efforts to broaden the diagnosed APDS population. Following a strategic review, we made the decision to withdraw RUCONEST® from commercialization in non-U.S. markets, enabling a more focused operating model centered on the United States. This action strengthened capital allocation and sharpened our focus on key growth drivers and pipeline advancement.
b. Expand global access for Joenja® in APDS
In 2025, we continued executing on our strategy to broaden global access to Joenja® by advancing regulatory submissions, enabling launches in priority markets, and expanding the eligible patient population through pediatric label expansion. We also maintained focus on improving diagnosis and identification of APDS patients, including continued efforts to resolve VUSs, and convert identified patients to commercial therapy in the U.S.
During the year, we achieved important regulatory and commercial milestones. We filed for approval in Japan for adult and pediatric patients, and successfully launched Joenja® in the United Kingdom. In the United States, we submitted a supplemental New Drug Application, or sNDA, for pediatric patients aged 4–11 years and received Priority Review designation. We also progressed the clinical program evaluating Joenja® in younger patients (1–6 years), supporting future regulatory submissions and potential label expansion.
c. Advance our clinical‑stage rare disease pipeline
In 2025, we advanced high-value clinical programs in rare diseases with significant unmet need through rigorous science, operational excellence, and discipline. Our priorities were to broaden the long‑term potential of leniolisib beyond APDS, into larger PID populations impacted by immune dysregulation, and to progress the pivotal development of napazimone (KL1333) in PMD.
We advanced two Phase II proof-of-concept clinical trials evaluating leniolisib in genetically defined PIDs linked to PI3K signaling and in CVID with immune dysregulation, with both studies on track for top-line data readouts in the second half of 2026. We also started and progressed Wave 2 of the pivotal FALCON clinical study evaluating napazimone (KL1333) in mtDNA-driven primary mitochondrial disease, following the completion of the Abliva acquisition. Wave 2 enrollment continued during the year, supporting a planned 2027 readout.
These advancements reflect disciplined execution across our late-stage programs and reinforce our commitment to building a diversified, high-value rare disease pipeline.
d. Pursue value‑accretive business development
We maintained a disciplined approach to business development in 2025, focusing on rare disease assets that align with our scientific expertise and leverage our proven clinical development, regulatory, and commercial infrastructure.
During the year, we strengthened our rare disease pipeline through the acquisition of Abliva AB, adding KL1333 — now named napazimone (KL1333) — a late-stage asset in mtDNA-driven primary mitochondrial disease. The transaction, initiated in late 2024, culminated in Abliva’s delisting from Nasdaq Stockholm in March 2025 and our subsequent acquisition of the remaining minority shares, resulting in 100% ownership by June 18, 2025. This acquisition expanded our presence into mitochondrial disease, added a pivotal-stage program with significant long-term value potential, and reinforced our strategy of acquiring differentiated, science-driven assets in areas of high unmet need.
We also continued evaluating additional external innovation opportunities aligned with our strategic priorities, applying disciplined financial and strategic criteria to all opportunities assessed.
e. Shape an efficient and scalable organization
In 2025, we focused on developing an operating model that supports anticipated sustained portfolio growth, disciplined capital allocation, and future launches. We strengthened cross-functional capabilities, reinforced our core values, and worked to foster a culture of accountability and operational excellence.
During the year 2025, the first year under Fabrice Chouraqui’s leadership, the organization was further aligned around clear strategic priorities and a performance-driven culture focused on execution. The October appointment of Kenneth Lynard as Chief Financial Officer further strengthened financial oversight and discipline as we continue to scale the business.
We advanced initiatives to optimize our cost structure and enhance organizational efficiency, including measures to reduce general & administrative expenses by $9 million annually. This plan included a 20% net reduction in non-commercial and non-medical headcount. These actions enabled a more streamlined operating model, enhanced financial discipline and prioritized investments in commercial growth and pipeline advancement.
f. Operate responsibly and sustainably
In 2025, we continued our sustainability journey, embedding quality, compliance, and responsible business practices across our operations. We delivered new initiatives across Environmental, Social and Governance themes, from 'Compliance Day' that communicated updates to policies, broadening and deepening our culture of business integrity, to renewable energy contracts implemented at 2 more sites, reducing our greenhouse gas emissions. Such actions have strengthened our risk management processes and support the sustainable growth of Pharming.
Further detail on progress across our commercial portfolio and pipeline programs is provided in the “Commercial Portfolio Review” and “Pipeline Review” sections below.
g. Translating strategy into impact
We translate strategy into impact by aligning commercial portfolio growth with disciplined development, focused market expansion, and an enabling culture. We progress our pipeline where our capabilities create the most value — broadening leniolisib into additional primary immunodeficiencies and advancing late-stage assets like napazimone (KL1333) — while strengthening access for APDS through regulatory progress, targeted launches, and improved diagnosis. We maintain RUCONEST® as a reliable, growing, and cash-generating U.S. franchise, supported by reliable supply. Evidence generation, from clinical programs to real-world data and health economic insights, underpins regulatory interactions and market access in large geographies.
Across development, supply chain, and commercial operations, we embed quality, compliance, and capital discipline, and we work collaboratively with clinicians, patient organizations, and genetic laboratories.
Our core values guide our teams every day, helping us execute on our strategy and enable earlier diagnosis, broader access and better outcomes for patients, and durable, re-investable cash flow.
h. Near‑term focus for 2026
In 2026, we intend to grow Joenja® in APDS through intensified patient-finding and ex-U.S. approvals and launches while pursuing pediatric label expansion; reinforce RUCONEST®'s distinctive value proposition in a more competitive HAE market; advance leniolisib beyond APDS via Phase II proof-of-concept trial execution in additional PIDs with immune dysregulation and alignment on registrational routes; progress napazimone (KL1333) for PMD through pivotal trial execution and integrated CMC readiness; and strengthen platform enablers — quality, supply reliability, data and analytics — while maintaining financial discipline.

II. COMMERCIAL PORTFOLIO REVIEW
Our portfolio is designed to deliver meaningful impact for people living with rare and potentially life-threatening conditions while generating durable cash flow that enables continued investment in innovation.
In 2025, we focused on disciplined execution across our marketed therapies, emphasizing appropriate use, strong operational performance, and high-quality evidence generation in support of patients and their families, clinicians, payers, and regulators.

Throughout the year, we strengthened commercial excellence and patient identification initiatives, maintained dependable product quality and supply assurance, and expanded real world evidence and health economic insights in preparation for key regulatory and access engagements. We also deepened our collaboration with clinicians, patient organizations, and genetic laboratories to help support earlier diagnosis and more informed treatment decisions.
This section reviews performance across our marketed portfolio, including RUCONEST®, a rhC1-INH for acute HAE, and Joenja® (leniolisib), the first approved targeted treatment for APDS. It highlights how consistent execution, reliable supply, strengthened diagnostic and patient identification efforts, and effective payer engagement enable timely treatment for eligible patients while reinforcing the Company’s long-term strategic and financial objectives.
1. RUCONEST® for the treatment of HAE
RUCONEST® remains an established on-demand treatment for adults and adolescents experiencing acute HAE attacks. As the first and only rhC1-INH protein replacement therapy, RUCONEST® restores functional C1-INH activity and addresses the underlying deficiency driving bradykinin-mediated swelling. In a landscape increasingly shaped by long-term prophylaxis — where breakthrough attacks remain clinically meaningful — RUCONEST® continued to serve as a cornerstone acute therapy in 2025, particularly for patients requiring dependable, rapid control.
With more than a decade of U.S. availability and a longstanding prescriber base, RUCONEST® serves a clearly defined patient population and generates reliable cash flow to support Joenja® (leniolisib) commercialization and broader pipeline investment.

A) Product overview
RUCONEST® is a rhC1-INH approved for the treatment of acute HAE attacks in adults and adolescents. Produced using our transgenic technology platform, it provides a recombinant source of functional C1-INH to help control the inflammatory pathways that drive acute HAE symptoms. The therapy is administered intravenously and is used at the onset of an attack to help halt its progression.
With more than a decade of availability in the United States, RUCONEST® has an established role in acute HAE care, supported by consistent real‑world use, dependable supply, and a mature safety profile. The therapy has a long‑standing position with physicians and patients in this rare disease community.
B) 2025 performance overview
RUCONEST® delivered another year of strong performance in 2025, reflecting the product’s stable role in the U.S. acute HAE landscape. Revenue for the full year 2025 reached a record $317.9 million, representing a 26% increase compared to 2024.
In the U.S. market, we continued to expand our patient and prescriber base throughout the year. Revenue growth over the prior year reflects the benefit of a larger patient base, including patients with HAE with normal C1-INH. RUCONEST® remains an established on-demand treatment option for patients experiencing more severe or frequent attacks who have failed other on-demand medications. During the year, we increased the RUCONEST® physician prescriber base by 6%. Unit sales volume in the U.S. increased by 20% for the full year.
Throughout 2025, RUCONEST® maintained steady utilization within the acute segment, supported by new patient enrollments and consistent clinical engagement. Operational execution remained strong, with continued supply, enabled by stable manufacturing throughput and robust quality oversight. Product quality and safety indicators remained consistent with historical performance.
RUCONEST® continued to be a dependable source of cash flow, supporting ongoing investment in Joenja® (leniolisib) commercialization and our broader development pipeline. Our priorities remain focused on maintaining reliable supply, responsible lifecycle management, and operational efficiency.
RUCONEST® maintained steady utilization among prescribers and patients who rely on rapid, reliable control of acute attacks and it is commercialized exclusively in the United States through our direct commercial organization.
In November 2025, following a strategic review, we announced the withdrawal of RUCONEST® from commercialization in all non‑U.S. markets. These markets represented less than 2% of RUCONEST® revenue and were not financially sustainable long‑term.
Throughout this transition, our highest priority has been ensuring continuity of care for affected patients. To support this, RUCONEST® remains accessible in certain countries outside the United States through the HAEi Global Access Program, subject to local regulatory frameworks and individual eligibility assessments.
With this transition complete, RUCONEST®’s commercial footprint is now fully focused on the U.S. market, supported by dedicated commercial, medical, supply, and patient‑services teams.
For a breakdown of total revenues by categories of geographic market for each of the last three financial years, see “Item 5—A. Operating Result” of this Annual Report.
C) RUCONEST® manufacturing
Our proprietary transgenic manufacturing technology platform is the foundation upon which we started our company. We have developed a unique and scalable, current Good Manufacturing Practices, or cGMP, validated methodology for the production of c1-esterase inhibitor (recombinant human protein). By law, the use of animals to produce (recombinant) therapeutic proteins is only allowed when production methods that do not make use of an animal model are unavailable, as is the case for Pharming as well.
Our manufacturing process utilizes transgenic animals, specifically rabbits, to produce this human recombinant protein in their milk. This process enables the production of the protein in the milk of the animals without the animals being subjected to unnecessary discomfort or being altered in other aspects of their biology.
We raise the rabbits at specialized and regulator approved facilities with high standards of animal husbandry, welfare and security. These facilities further incorporate protections against contamination from the outside environment.

All institutions using animals for research or production of medicinal products must comply with EU and national regulations regarding experimental animals. Before commencing any activity involving animals, a project license application must be approved by the Dutch regulatory ethics committee for the Netherlands, and by the Ministry of Higher Education & Research and the Ethics Committee in Animal Experimentation in France.
We have a comprehensive Policy on the Use of Animals, which not only enforces strict regulatory control over our transgenic biological materials and animals, with regard to the environment and particularly the continuous well-being of our animals, but also emphasizes our commitment to treat animals respectfully, refining procedures and reducing discomfort and stress as much as possible.

We ensure that the “3 R principles” (Reduction, Replacement and Refinement) as outlined by EU legislation are considered prior and during the course of an experiment (such as the routine production of therapeutic protein), which includes the care, handling and treatment of animals meeting their species-specific needs as much as possible. Furthermore, an Animal Welfare Body consisting of a minimum of one qualified scientist, two biotechnicians and the designated or the company veterinarian, is established in every country where we operate animal facilities.
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
D) Intellectual property and exclusivity
RUCONEST® has patent protection in the United States and European Union until October 7, 2026, and biologics reference product exclusivity in the United States through July 16, 2026.
Beyond formal exclusivity, RUCONEST® benefits from a proprietary recombinant production platform and specialized manufacturing processes that are complex and capital-intensive.
As a complex biologic produced using transgenic technology, the product requires highly specific technical capabilities, validated purification processes and regulatory oversight that may present meaningful barriers to entry. Development of a biosimilar would require substantial investment, validated manufacturing capabilities and regulatory approval — and would carry significant execution risk.
To date, we are not aware of any pending biosimilar applications referencing RUCONEST® in the United States or European Union. While competition cannot be ruled out following expiry of exclusivity periods, we believe the scientific complexity of recombinant biologics, combined with manufacturing know-how and established physician familiarity, may limit near-term biosimilar risk.
As of December 31, 2025, we solely owned 69 granted patents related to RUCONEST®, of which five are U.S.-issued, and four pending patent applications, of which two are U.S. pending patent applications. Our granted patents and pending patent applications include the making of RUCONEST® in the milk of transgenic mammals. In addition, our granted patents and pending patent applications also include claims for the use of C1-INH in the prevention of pre-eclampsia and the use of C1-INH in the treatment of corona virus-induced respiratory distress. In May 2026, 14 granted patents will lapse; in October 2026, 1 granted patent will lapse and in December 2026, 5 granted patents will lapse, due to the end of their lifetime.
2. Joenja® (leniolisib) for the treatment of APDS
Our second commercialized product, Joenja®, is an oral small molecule PI3Kẟ inhibitor approved in the United States, United Kingdom, Australia and Israel, as the first and only targeted treatment indicated for APDS, in adult and pediatric patients 12 years and older, and in Japan for adult and pediatric patients aged 4 years and older. This represents the first global approval of Joenja® for children aged 4 to 11.

A) Product overview
As a disease modifying therapy, Joenja® targets the root cause of APDS, by selectively inhibiting PI3Kδ, supporting a more balanced pathway and addressing immune dysregulation characteristic of the disease. Joenja® inhibits production of phosphatidylinositol‑3-4-5‑trisphosphate, a cellular messenger that regulates processes including proliferation, differentiation, cytokine production, survival, metabolism, and cell migration/trafficking.
Joenja®’s efficacy and safety in APDS were established in a Phase II/III randomized, placebo‑controlled trial and an open‑label extension, or OLE, study. The Phase II/III trial was composed of two sequential parts. The first part included six patients in an open-label dose escalation study designed to assess the safety, tolerability, pharmacodynamics and pharmacokinetics of leniolisib.

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
The OLE with data from APDS patients 12 years and older taking Joenja® for up to 6 years was published in 2024 and completed in 2025, reported improvements in health-related quality of life (HRQoL) and a reduction in the severity of certain clinical manifestations over time. The study also noted decreases in prescribed medications for several patients, reflecting sustained clinical benefit throughout long-term follow-up.
B) 2025 performance overview
Joenja® continued to expand its presence in 2025 with approvals in Australia and the UK alongside securing reimbursement in the UK. During the year, we focused on strengthening the foundations needed for long-term, sustainable adoption: deepening patient identification, supporting appropriate initiation, and advancing reimbursement and regulatory submissions to broaden access.
a. Financial performance
Joenja® delivered solid financial performance in 2025, with uptake accelerating in the U.S. and a strong start to the UK launch, as rising patient identification continued to expand the diagnosed APDS population. Revenue for the full year 2025 increased to $58.2 million, a 29% increase compared to 2024. Revenue growth in the fourth quarter of 2025 was driven by a significant increase in patients on paid therapy in the U.S. and increased demand in international markets, including strong patient uptake in the U.K. following the April 2025 launch and purchases under government-supported access programs.
The United States contributed 86% of 2025 Joenja® revenues, generating $50.1 million in sales compared to $40.5 million in 2024.
International markets outside the United States contributed 14% of 2025 Joenja® revenues, largely driven by initial uptake in the United Kingdom following positive reimbursement decisions by the National Institute for Health and Care Excellence, or NICE, the Scottish Medicines Consortium, or SMC, and implementation through the National Health Service , or NHS, and by early access in additional regions.
Across all markets, performance benefited from uninterrupted supply, reliable patient services and continued diagnostic testing support, which together contributed to sustained patient identification and treatment initiation.

Inventory levels, manufacturing schedules, and logistics remained aligned with increasing global demand, and no material supply constraints or inventory build affected revenue in 2025.
Looking ahead, revenue growth is expected to be influenced by the pace of new patient identification, country specific reimbursement timelines, and ongoing regulatory progress, including activities related to the supplemental U.S. submission for patients aged 4–11 years. We remain focused on scaling access in approved markets, advancing new market launches, and supporting appropriate use among eligible APDS patients.
For a breakdown of total revenues by categories of geographic market for each of the last three financial years, see “Item 5—A. Operating Result” of this Annual Report.
b. Patients on therapy
As of December 31, 2025, 120 patients in the United States were receiving Joenja® through commercial channels, representing a 25% increase from the 96 patients at the end of 2024. The number of patients on paid therapy in the U.S. increased by 24 during 2025, compared to an increase of 16 in 2024.
c. Patient identification
Globally, 998 diagnosed APDS patients of all ages had been identified by year‑end, including 274 patients in the U.S. and 382 in core markets outside of the U.S. The number of U.S. patients diagnosed with APDS that we have identified increased by 40 in 2025 compared to an increase of 18 in 2024. Of these identified patients in the U.S., 181 patients are 12 years of age or older and currently eligible for treatment with Joenja® under the approved label, while 52 are between 4 and 11 years of age.
As of year-end 2025, there are 175 APDS patients in either a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a paid access program. Many of these patients may transition to commercial therapy following regulatory approvals in their respective markets.
d. APDS patient diagnostic support
Launched on March 2, 2021, navigateAPDS (U.S./Canada) is our sponsored program that provides no‑charge, panel‑based genetic testing and third‑party genetic counseling to eligible individuals with suspected primary immunodeficiency, as well as familial variant testing for blood relatives after a positive molecular diagnosis. The program is designed to reduce barriers to definitive diagnosis for APDS by combining broad immunodeficiency gene panels, expert pre‑ and post‑test counseling, and family cascade testing. In Europe, we continue to intensify patient‑finding through collaborations with immunology centers of excellence and national networks focused on rare immune disorders.
Earlier and accurate diagnosis can help clinicians distinguish APDS from other immunodeficiencies and immune dysregulation syndromes and inform appropriate management, including consideration of Joenja® where approved. By supporting family cascade testing, the program also helps identify previously undiagnosed relatives who may be affected.
We continued to advance multiple initiatives in 2025 to support earlier and more accurate diagnosis of APDS. Alongside our sponsored genetic testing program in the U.S. and Canada, we expanded collaborations with genetic testing companies, clinicians, and patient communities to reduce barriers to testing and increase appropriate family cascade evaluation. As APDS is an inherited condition, we believe that many of the more than 270 identified U.S. patients may have undiagnosed relatives, and as such family cascade testing is being offered to help identify related individuals who may also be affected.
e. VUS patient reclassification and APDS prevalence
APDS diagnosis requires integration of clinical presentation, immune function, and genetic testing, with a pathogenic or likely pathogenic, or P/LP, variant in the PIK3CD or PIK3R1 gene needed to confirm the diagnosis. However, many patients with clinical features consistent with APDS, receive a VUS genetic finding, where the disease relevance is not yet known.
Data from our navigateAPDS program show that VUSs in PIK3CD/PIK3R1 occur roughly four times more frequently than currently known P/LP variants. This underscores both the scale of diagnostic uncertainty and the potential impact of resolving VUSs on the number of patients who may eventually receive a confirmed diagnosis.

As of December 31, 2025, approximately 1,800 individuals in the U.S. are known to carry a VUS in one of the APDS implicated genes. When a VUS is reclassified as P/LP, clinicians can establish a definitive APDS diagnosis, allowing patients to be considered for Joenja® treatment if they meet the approved label criteria.
In June 2025, leading peer-reviewed journal Cell published results from a high-throughput functional screening study conducted by Columbia University, evaluating portions of PIK3CD and PIK3R1. The research demonstrated that numerous previously uncharacterized variants — including existing VUSs — exhibited PI3Kδ hyperactivity, a hallmark of APDS biology. Functional data of this type is recognized by expert bodies such as American College of Medical Genetics and Genomics and ClinGen as one component that can contribute to variant classification, alongside clinical, genetic, and computational evidence.
Based on evaluation of the data from this study by genetic testing laboratories, additional complementary evidence will be required to enable variant interpretation by genetic testing laboratories. We are planning new experiments to generate the data needed for genetic testing laboratories to evaluate VUSs identified in patients who have undergone genetic testing for APDS or other immunodeficiencies. We expect to provide an estimate of how many of these patients may be diagnosed with APDS following completion of these experiments. To generate this data, we have initiated a broader collaboration with Columbia University to extend functional testing to the remaining regions of both APDS genes using next‑generation screening technologies. This expanded effort is designed to evaluate many more VUSs than the initial study, enabling a more complete understanding of the mutational landscape associated with PI3Kδ hyperactivation.
A second conclusion of the research conducted by Columbia University was that APDS may have a broader clinical presentation and significantly higher prevalence than previously assumed, an important consideration for long-term market growth. Further research is on-going on this topic.
We remain committed to supporting the full diagnostic journey for individuals and families affected by APDS and will continue to work with laboratories, clinicians, and academic partners to generate and interpret the evidence needed to resolve both novel variants and existing VUS.
These efforts are expected to enable the identification of additional patients with APDS, helping to close the diagnostic gap created by uncertainty in current genetic testing.
f. Operational performance
Operational readiness remained a key driver of Joenja® performance during 2025. Supply remained uninterrupted across all commercial markets.
C) Joenja® manufacturing
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

D) Access and regulatory progress
In 2025, we made significant progress advancing global access to Joenja® (leniolisib) for people living with APDS.
a. United States
Joenja® is approved in the United states as the first and only targeted treatment for APDS patients 12 years of age and older. During 2025, we continued to expand patient identification, supporting increasing uptake in the U.S.
b. United Kingdom
On September 25, 2024, the MHRA granted marketing authorization for Joenja® for the treatment of APDS in adult and adolescent patients 12 years of age and older. Joenja® was the first new medicine approved by the MHRA via the International Recognition Procedure, or IRP, using the FDA as reference regulator. We launched Joenja® in the U.K. in April 2025.
i. England & Wales
On April 23, 2025, the NICE issued positive final guidance recommending Joenja® for routine reimbursement and use within the NHS in England and Wales for the treatment of APDS in adult and pediatric patients aged 12 years and older. This followed NICE’s positive final draft guidance published on March 13, 2025.
In England, Joenja® is funded through the Innovative Medicines Fund, enabling immediate access for eligible patients, while in Wales it is funded through the NHS in designated specialist centers.
ii. Scotland
In Scotland, on December 8, 2025, the SMC published its initial ultra-orphan assessment for Joenja®. From March 5, 2026, Joenja® can be prescribed within the ultra-orphan pathway while further evidence on its effectiveness is generated over a period of up to three years. The first patient in Scotland is now receiving treatment, with data collection ongoing to support a future reassessment and a decision on routine use within NHS Scotland.
c. Australia
In March 2025, we received positive feedback from the Australian Advisory Committee on Medicines, and we received approval for Joenja® from the TGA for the treatment of APDS in adult and adolescent patients 12 years of age and older.
In July 2025, the Australian Pharmaceutical Benefits Advisory Committee recommended the listing of leniolisib on the Pharmaceutical Benefits Scheme and reimbursement negotiations are ongoing.
d. Israel
In April 2024, the Israeli Ministry of Health granted marketing authorization for Joenja® for the treatment of APDS in adult and pediatric patients 12 years of age and older.
We continue to work with Kamada Ltd. as our commercial partner for Joenja® in Israel; leniolisib is listed on Kamada’s product portfolio for adults and adolescents ≥12 years (weight-based per local label). Discussions with health authorities on reimbursement have been progressing.
e. Japan
In March 2026, the Japanese Ministry of Health, Labour and Welfare, or MHLW, granted marketing authorization for Joenja® for the treatment of APDS in adult and pediatric patients aged 4 years and older, following a positive recommendation from the Japanese Pharmaceutical Affairs Council. Joenja® is the first approved treatment for APDS in Japan and first therapy approved anywhere globally for children aged 4 to 11.
Japan remains a strategically important market, supported by its advanced rare disease infrastructure and strong clinical engagement. The Japanese Pharmaceuticals and Medical Devices Agency reviewed the application under the Priority Review pathway, following Orphan Drug Designation granted by the MHLW in May 2023. In August 2023, the first patient was enrolled in a local Phase III clinical trial to support regulatory approval in Japan. An interim analysis completed in 2025 showed safety and efficacy findings consistent with the global Phase II/III program, supporting the regulatory submission, which was submitted in June 2025. Eligible patients from the clinical study will continue to receive leniolisib through an open-label extension period to further assess long-term safety and tolerability.
Under an agreement with Pharming, OrphanPacific, Inc. serves as the marketing authorization holder for Joenja® in Japan and, in collaboration with Pharming, is responsible for product supply and distribution. Commercial launch is expected following agreement with the MHLW on the National Health Insurance drug price.
For more information our regulatory activities in other regions, please refer to “the Leniolisib for APDS: global regulatory filings in additional markets” within “the Pipeline review” section below.
f. Named-patient and early-access programs
In countries where leniolisib is not yet commercially available, physicians can request access for eligible patients through named-patient or early-access routes, subject to local health authority regulations and approvals.
E) Intellectual property and exclusivity
Joenja® (leniolisib) is protected worldwide by the Novartis composition-of-matter patent family (e.g., U.S. Patent No. 8,653,092, European patent EP2590974B1, which provides patent protection for Joenja®, such as treatment of APDS in the United States and the European Union through July 2036). A six-month pediatric extension, if granted, could extend U.S. patent protection to January 2037.
In the United States, the patent term was adjusted by the USPTO at grant to account for regulatory review delays, and we have applied for a patent term extension following FDA approval of Joenja®. In the European Union, we intend to seek a Supplementary Protection Certificate following EU marketing authorization. Together, these adjustments and extensions are expected to support patent protection through July 2036 (or January 2037 with a pediatric extension).
In addition to patent protection, Joenja® benefits from regulatory exclusivity in Europe. Upon EU marketing authorization, Joenja® would be eligible for ten years of orphan medicinal product market exclusivity. Following successful completion of the agreed Pediatric Investigation Plan, this period may be extended by up to two additional years. We therefore anticipate that patent protection is expected to extend beyond the period of orphan market exclusivity in Europe, supporting long-term protection for Joenja®.
As of December 31, 2025, we have an exclusive license from Novartis to 157 granted patents related to leniolisib, of which three are U.S.-issued and eight are pending patent applications, including one pending patent application in the U.S.

III. PIPELINE REVIEW
In 2025, we continued to advance our high-value rare disease pipeline, progressing clinical programs designed to address serious and underserved immune and mitochondrial conditions. Our progress reflected disciplined execution across global development and regulatory pathways, strong scientific foundations, and sustained investment in areas of significant unmet medical need.
Across the portfolio, we worked to advance leniolisib beyond its approved indication in APDS. During the year, we supported global regulatory submissions for APDS in additional markets and progressed two Phase II proof-of-concept studies evaluating leniolisib in broader PIDs with immune dysregulation, including CVID. These studies build on the established mechanism of action and clinical experience in APDS and represent the next phase of development aimed at addressing substantially larger patient populations.
In parallel, we continued advancing napazimone (KL1333) in the pivotal FALCON study for mtDNA-driven PMD. Following the integration of Abliva AB, we progressed global site expansion and patient recruitment throughout 2025. The program builds on the positive interim futility analysis completed in 2024 and remains on track for a 2027 readout.
Together, these programs form the core of our high-value clinical-stage pipeline and position the Company for a series of important potential clinical and regulatory milestones in 2026, including anticipated regulatory decisions for APDS in key markets and topline results from the two Phase II leniolisib studies in PIDs with immune dysregulation.

1. Leniolisib for APDS: global regulatory filings in additional markets - expanding patient access to the first targeted therapy for APDS
Joenja® (leniolisib) is the first and only targeted therapy approved for the treatment of APDS in patients 12 years of age and older. Its approval in multiple jurisdictions is supported by robust clinical data demonstrating meaningful improvements in lymphoproliferation and immunophenotype correction. During 2025, we advanced regulatory filings to expand access for patients across key regions.
A) European Economic Area
In May 2024, the European Medicines Agency's, or EMA's, Committee for Medicinal Products for Human Use, or CHMP, affirmed the positive clinical benefit and safety profile of leniolisib, consistent with the assessment provided by the EMA’s Ad‑hoc Expert Group and identified one outstanding chemistry, manufacturing and controls, or CMC, item related to the definition of regulatory starting materials for leniolisib’s manufacturing process.
In 2025, the CHMP maintained this position and we completed all required manufacturing activities and quality controls and, within the extended deadline of January 2026, submitted a comprehensive response including supporting data to the EMA. On March 26, 2026, the CHMP adopted a positive opinion recommending marketing authorization for leniolisib in adult and pediatric patients aged 12 years and older. A final decision by the European Commission, or EC, on the marketing authorization for Joenja® (leniolisb) under exceptional circumstances is expected within approximately two months. If approved, Joenja® (leniolisib) would become the first approved treatment for APDS in the European Union. The centralized marketing authorization would be valid in all 27 European Union Member States, as well as Norway, Iceland and Liechtenstein.
Current status: Received CHMP positive opinion, awaiting EC approval decision in the second quarter of 2026.
B) Canada
Our regulatory pathway in Canada continued to progress in 2025:
•A regulatory submission for APDS (12+) was filed in the third quarter of 2023.
•In July 2024, we submitted a response to a Notice of Deficiency.
•In January 2025, Health Canada issued a Notice of Non‑Compliance requesting additional CMC data.
•Health Canada granted us an extension to February 2026 to submit the required information.
•We submitted a response with additional CMC data to Health Canada at the end of January 2026.
•A decision on the regulatory submission is expected by mid-year 2026.
Current status: Review ongoing; response submitted and decision expected by mid-year 2026.
C) Additional markets
a. Saudi Arabia
We submitted an NDA to the Saudi Food & Drug Authority, or SFDA, in November 2024 for patients aged 12 years and older. The review is aligned with the SFDA reliance pathway, which leverages FDA decisions. A regulatory decision is expected following completion of the reliance‑based assessment.

Current status: Review ongoing.
b. South Korea
In May 2024, South Korea granted Orphan Drug Designation for leniolisib in APDS. In March 2025, we submitted an NDA for patients aged 12 years and older to the Ministry of Food and Drug Safety.

Current status: Review ongoing.

2. Leniolisib for APDS: Pediatric label expansion - driving toward earlier intervention for children living with APDS
We are committed to ensuring that children with APDS have equitable access to targeted treatment as early as possible in their disease journey. In 2025, substantial progress was made across our two pediatric clinical development programs, covering children 4–11 years and 1–6 years of age.
Our pediatric strategy builds on the robust efficacy and safety profile demonstrated in adolescents and adults, as well as regulatory recognition of the significant unmet medical need in younger APDS patients. Global regulatory authorities, including the EMA and MHRA, have already endorsed our Pediatric Investigation Plans, or PIPs, supporting the structured expansion of leniolisib into younger age groups.

A) APDS in children 4 to 11 years of age
a. Clinical Development Progress
In 2024, we completed a global Phase III study evaluating leniolisib in children aged 4 to 11 years of age with confirmed APDS, supporting the potential expansion into this younger patient population. Twenty-one patients were enrolled and completed the 12-week treatment period. The study applied a weight-based dosing strategy to ensure appropriate pediatric exposure and utilized endpoints consistent with the pivotal adolescent and adult program, enabling meaningful cross-study comparison.
The trial demonstrated improvements across the co-primary endpoints, including reduction in index lymph node size and an increase in the percentage of naïve B cells, reflecting modulation of the underlying immune dysregulation characteristic of APDS. Health-related quality of life measures were also assessed to capture broader functional outcomes in this pediatric population. The safety profile was consistent with prior experience; all treatment-emergent adverse events were mild to moderate in severity, and no drug-related serious adverse events were observed.
Collectively, we believe these data support the clinical rationale for extending leniolisib to younger APDS patients and formed the basis for regulatory submissions.
b. Regulatory Progress
i. United States
In July 2025, we submitted an sNDA to the FDA seeking approval of Joenja® (leniolisib) for children aged 4 to 11 years of age. The application was accepted for review in October 2025 and granted Priority Review designation, reflecting the significant unmet need in the pediatric APDS population.
On January 30, 2026, the FDA issued a Complete Response Letter, or CRL. The CRL requested additional pediatric pharmacokinetic, or PK, data to further support dosing in lower-weight pediatric patients, as well as clarification related to an analytical method used in production batch testing. The FDA did not identify any new safety concerns, and the currently approved indication for patients aged 12 years and older remains unaffected.
We have engaged with the FDA to address the clinical pharmacology and batch testing methodology issues outlined in the letter. We held a Type A meeting with the FDA on March 26, 2026, to discuss the FDA’s feedback and align on a path forward for resubmission. We expect to receive written feedback from the FDA in the form of meeting minutes, which will inform our next steps, including the timing of a resubmission.
Current status: Type A meeting held on March 26, 2026, awaiting written feedback in form of meeting minutes.

ii. Japan
In March 2026, the MHLW granted marketing authorization for Joenja® (leniolisib) for the treatment of APDS in adult and pediatric patients aged 4 years and older. The approval of Joenja® is the first anywhere globally for children aged 4 to 11.

Current status: Approved in March 2026

B) APDS in children 1 to 6 years of age
a. Clinical Development Progress
Children aged 1-6 years represent the youngest segment of the pediatric APDS population and are often those who stand to benefit most from early intervention. In 2025:
•Enrollment in the global Phase III trial was completed in April 2025.
•This trial utilizes a bespoke pediatric granulated formulation of leniolisib designed to ensure age‑appropriate administration and optimized tolerability.
•The trial evaluates safety, tolerability, and efficacy in 15 patients, using the same core endpoints leveraged in earlier studies:
◦Lymphoproliferation measured by imaging
◦Immunophenotype correction through naïve B‑cell assessment; and
◦Secondary measures including patient‑ and caregiver‑reported quality‑of‑life metrics
▪As in the 4–11 cohort, this trial includes an open‑label extension period enabling continued treatment for a minimum of one additional year following the initial 12‑week assessment period.
Topline results from this trial are anticipated following database lock and analysis beyond 2025.
Current status: Pending supportive results, we intend to pursue regulatory approvals for this younger age group.
b. Regulatory Foundations & Global Framework
Both pediatric programs are conducted under EMA‑ and MHRA‑approved Pediatric Investigation Plans, enabling harmonized global development aligned with regulatory expectations for clinical trial design, dosing, safety monitoring, and benefit‑risk assessment.
The unified design across the 1–6 and 4–11 studies is intended to ensure that pediatric data packages are scientifically coherent and directly comparable to the adolescent/adult evidence base. The pediatric expansion also supports our broader mission to ensure equitable access to targeted therapy across all age groups living with APDS.
3. Leniolisib for primary immunodeficiencies with immune dysregulation (investigational) - expanding therapeutic potential to broader immune dysregulation disorders

In 2025, we advanced two Phase II proof-of-concept studies evaluating leniolisib beyond APDS:
(i)Genetically identifiable PIDs with immune dysregulation linked to altered PI3Kδ signaling, and
(ii)CVID with immune dysregulation identified independently of genetics.
Both studies address substantially larger patient populations than APDS and build on the validated PI3Kδ mechanism, a key regulator of immune cell activation and survival. The studies are designed to evaluate safety and tolerability, pharmacokinetics and pharmacodynamics, and exploratory clinical efficacy to inform potential Phase III development beyond APDS. Topline results for both studies are anticipated in the second half of 2026.
Leniolisib has demonstrated clinically meaningful efficacy and a favorable safety and tolerability profile in APDS, with sustained improvements in lymphoproliferation and disease-relevant immunologic biomarkers. We believe the consistent modulation of the PI3Kδ pathway provides a strong scientific rationale for investigating leniolisib in broader primary immunodeficiencies characterized by immune dysregulation.
Expanding into these high-unmet-need immune dysregulation populations represents a central pillar of our pipeline strategy and is supported by regulatory recognition, including Fast Track designation for PI3Kδ-linked PIDs and Orphan Drug Designation for CVID.

A) Genetically identifiable PIDs with immune dysregulation linked to altered PI3Kδ signaling
a. Rationale and patient population
Building on APDS biology and experience, leniolisib is being evaluated as a potential treatment in PIDs where enhanced PI3Kδ pathway signaling drives immune dysregulation. Target conditions include ALPS‑FAS, CTLA4 haploinsufficiency, NFKB1 haploinsufficiency, and PTEN deficiency, which often present with lymphoproliferation, cytopenias, and/or organ‑specific autoimmune/inflammatory manifestations.
b. Epidemiology context
The combined targeted PID population for this study is estimated at approximately 7.5 patients per million, compared with approximately 1.5 patients per million for APDS, reinforcing the opportunity to address larger patient groups if the benefit‑risk profile is supportive.
c. Study design
•Type: Phase II, single‑arm, open‑label, dose‑range–finding study (approximately 12 patients).
•Key eligibility: one of the following genetic mutations linked to PI3Kd signaling: SOCS1, PTEN, CTLA4, NFKB1-GOF, or FAS (germline or somatic) or RALD (somatic NRAS or KRAS) plus at least one clinical symptom of: Cytopenia, splenomegaly, lymphadenopathy or GLILD.
•Objectives: Safety/tolerability, PK/PD, exploratory clinical efficacy; to inform a potential Phase III program.
•Site & leadership: NIAID/NIH; PI: Gulbu Uzel, M.D.; Co‑I: V. Koneti Rao, M.D., FRCPA (ALPS Clinic).
•Milestones:
◦First patient dosed October 29, 2024.
◦FDA Fast Track designation granted February 2025 enabling enhanced U.S. regulatory interaction.
•Timing: Top‑line results expected in the second half of  2026.
B) CVID with immune dysregulation
a. Rationale and patient population
CVID is the largest symptomatic PID group; an estimated ~50% of patients exhibit immune‑dysregulation manifestations - such as splenomegaly/lymphadenopathy, autoimmune cytopenias, interstitial lung disease, or ILD, and enteropathy - that are associated with higher morbidity and mortality than primarily infectious phenotypes. The unmet need for these patients is high with an 11 times higher risk of early death than CVID patients who do not have immune dysregulation and there are no approved or effective treatments.
Many patients display APDS‑like clinical and immunologic features, supporting shared pathophysiology and the rationale for PI3Kδ modulation with leniolisib.

b. Epidemiology context
The targeted CVID with immune dysregulation prevalence is approximately 39 per million, representing a substantially larger opportunity to address unmet need if clinical benefit‑risk is demonstrated.
c. Regulatory engagement and study initiation
We engaged with the FDA and EMA prior to launch and initiated the Phase II study in March 2025.
d. Study design
•Type: Phase II, single‑arm, open‑label, dose‑range–finding, multi‑center study (approximately 20 patients, ≥12 years).
•Key eligibility: CVID diagnosis with lymphoproliferation and ≥1 additional immune‑dysregulation manifestation (e.g., ILD, autoimmune cytopenias, enteropathy).

•Objectives: Safety/tolerability, PK/PD, exploratory clinical efficacy to guide Phase III.
•Sites & leadership: Lead Investigator: Jocelyn Farmer, M.D./Ph.D. (Lahey Hospital & Medical Center / Beth Israel Lahey Health), with additional sites in the U.S., U.K., and EU.
•Milestones: First patient dosed in March 2025.
•Timing: Top‑line results expected in the second half of  2026.

4. Napazimone (KL1333) for primary mitochondrial disease (investigational) - advancing a pivotal program in mtDNA-driven PMD
In 2025, following the completion of the acquisition of Abliva AB, KL1333 (now napazimone) became a core component of our rare disease pipeline. The transaction, initiated in late 2024 and concluded with our full ownership in June 2025, strengthened our presence in mtDNA-driven PMD and added a late-stage clinical asset with the potential to address significant unmet medical need.
During 2025, we advanced the pivotal FALCON study, a global, randomized, placebo-controlled trial, designed to support regulatory approval, evaluating napazimone (KL1333) in adults with genetically confirmed PMD experiencing severe fatigue and myopathy. The study builds on a positive blinded interim futility analysis completed in 2024, prior to the acquisition, in which both FDA-agreed alternative primary endpoints passed futility and the Data Monitoring Committee recommended continuation. In 2025, we initiated Wave 2 of the study, expanded global site activation, and continued patient recruitment, maintaining momentum toward the anticipated late 2027 readout.
Napazimone (KL1333) is an oral modulator of NAD⁺/NADH designed to address the impaired cellular energy production characteristic of mtDNA-driven multisystemic PMD. The program targets clinically meaningful, patient-prioritized manifestations of disease, including myopathy and fatigue that significantly affect daily functioning and quality of life.
A) Study design and endpoints
FALCON is a pivotal study (3:2 napazimone vs placebo) enrolling approximately 180 adults for 48 weeks of twice‑daily dosing (total daily dose 50–100 mg). The trial includes two alternative primary efficacy endpoints:
i.PROMIS® Fatigue Mitochondrial Disease Short Form; and
ii.30‑second Sit‑to‑Stand test
of which one must be positive to support a potential marketing application.
A positive blinded interim futility analysis conducted following the first wave of recruitment confirmed acceptable safety to date and demonstrated that both primary endpoints passed futility, indicating potential for benefit at final analysis and supporting progression to the second recruitment wave.
B) Regulatory designations and addressable population
Napazimone (KL1333) has received U.S. Fast Track designation for PMD and Orphan Drug Designation in both the U.S. and EU. Across the U.S., EU4 (France, Germany, Italy, Spain), and the U.K., more than 30,000 diagnosed patients with mtDNA‑driven PMD are potentially addressable if development is successful and regulatory approvals are obtained.
C) Next milestones
Pivotal read-out from FALCON is anticipated in late 2027. Subject to clinical outcomes and health authority interactions, regulatory submissions could follow thereafter.
D) Intellectual property and exclusivity
As of December 31, 2025, we solely owned 50 granted patents related to napazimone (KL1333) and the treatment of mitochondrial diseases, of which 3 are U.S.-issued patents; in addition, 6 patent applications are pending. We also have an exclusive license from YungJin Pharm Co., Ltd., or Yungjin Pharmaceutical, to 34 granted patents related to KL1333, of which 2 are U.S.-issued and to 1 pending patent application. We co-

owned with Yungjin Pharmaceutical 2 granted patents and 12 pending patent applications related to the use of KL1333 for the treatment of mitochondrial diseases.
Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, India, South Korea, China, Japan, Canada, Israel, Australia and New Zealand.
E) Summary
•Indication: mtDNA‑driven PMD (adults) — severe fatigue & myopathy.
•Mechanism: NAD⁺/NADH modulation (oral).
•Trial: FALCON pivotal trial (randomized, placebo controlled; approximately 180 patients; 48 weeks). Continued global site activation and enrollment‑controlled; approximately 180 patients; 48 weeks).
•Endpoints: PROMIS® Fatigue (PMD Short Form); 30‑sec Sit‑to‑Stand (alternative primaries).
•Interim analysis: interim futility passed on both endpoints.
•Designations: Fast Track (U.S.); Orphan Drug Designation (U.S./EU).
•Population: >30,000 diagnosed mtDNA‑PMD patients potentially addressable across U.S., EU4, U.K. (if approved).
•Next milestone: Readout expected late 2027.

IV. COMPETITION
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
We anticipate that we will face increasing competition as new products and therapies enter the market and advanced technologies become available in both the HAE and APDS space and relating to upcoming pipeline projects. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient convenience, price and the availability of reimbursement from government and other third-party payors.
For additional details on competition in the HAE market see “Item 3-D. Risk Factors” of this Annual Report.

We consider several companies to be our current and future competitors in the HAE space, including, but not limited to, BioCryst, BioMarin, CSL Behring, Intellia, Ionis, Kalvista, Pharvaris and Takeda. To the extent these companies develop treatments that are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.
Joenja® is currently the only approved therapy for APDS and selective PI3Kδ inhibition remains the defining approach within this therapeutic category. Based on public information, we are not aware of any active clinical development programs in APDS.

V. INTELLECTUAL PROPERTY

1. Patents
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
It is uncertain whether pending patent applications will be successful, that these patents will afford adequate protection and that existing and future granted patents will not be challenged. Failure to obtain patents may result in expensive, protracted and possible futile proceedings to defend our proprietary rights. The success of our Company also depends, in part, on the ability of our licensors to obtain, maintain and enforce their intellectual property rights to the extent required for us to develop and commercialize our products.
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
Our policy is to seek to protect our proprietary position early, generally by filing an initial priority filing in the European Patent Office. This is often followed by the filing of an international patent application under the Patent Cooperation Treaty, or PCT, claiming priority from the initial application(s) and then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. In each case, we determine the strategy and territories required after discussion with our patent attorneys, and, where applicable, collaboration partners so that we obtain relevant coverage in territories that are commercially important to our technologies and product candidates. With respect to our product candidates and related methods that we intend to develop and commercialize in the normal course of business, we will seek patent protection covering composition of matter, formulation, the indicated use, and/or the method of administration. We may also pursue patent protection with respect to manufacturing and drug development processes when possible. We intend to additionally rely on data exclusivity, market exclusivity, other regulatory exclusivities and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. In each case, we seek to balance the value of patent protection against the advantage of keeping know-how confidential.
Issued patents can provide exclusivity on claimed subject matter for varying periods of time, typically starting on the date of patent grant and expiring at the end of the legal term of a patent in the country in which it is granted, subject to term extensions, adjustments and any disclaimers of term. Provisional protection may be available for issue patents from the date of publication of the underlying application, depending on the relevant jurisdiction. In general, patents provide exclusionary rights for 20 years from the filing date of a non-provisional patent application in a particular country, or for a PCT international patent application, from the international filing date, assuming all maintenance fees are paid, and subject to term extensions, adjustments and any disclaimers of term. In some instances, patent terms may be increased or decreased, depending on the laws and regulations of the country or jurisdiction that grants the patent. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A U.S. patent’s term may be lengthened by a patent term adjustment which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which is not subject to patent term adjustments in the same way as U.S. patents. In some cases, when a priority filing is made in a certain jurisdiction, the priority year can be added to the patent term of 20 years from the filing for a patent granted in that jurisdiction; the patent term may thus be up to 21 years from the priority date, subject to term extensions, adjustments and any disclaimers of term.
The level of protection afforded by a patent may vary and depends upon many factors, including the type of patent, the scope of its claim coverage, claim interpretation and patent law in the country or region that granted the patent, the validity and enforceability of the patent under such laws, and the availability of legal remedies in each particular country.
In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims a regulatorily approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, such as Supplementary Protection Certificates, or SPCs, in Europe. In particular, a maximum of five years of supplementary protection can be achieved in Europe for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. A SPC in Europe may be extended for an additional six months based on an EMA-approved Pediatric Investigation Plan, where applicable. In the future, if and when our additional products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term, subject to term adjustments and disclaimers of term.
Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, India, South Korea, China, Japan, Canada, Israel, Australia and New Zealand.
2. Trademarks
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

VI. GOVERNMENT REGULATION AND PRODUCT APPROVAL

1. United States
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
A) Preclinical Studies
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
B) Clinical Trials
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
During the development of a product, the FDA provides the opportunity for dialogue and guidance on the development program. There are several categories of formal meetings which are dependent upon the stage of development, and the product type. Advice from the FDA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies. Such advice is not legally binding with regard to any future registration applications of the product concerned but is helpful in product development and understanding FDA expectations.
C) Marketing Approval
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture and controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity or biological entity, respectively, and to review and act on the submission of such. This review typically takes twelve months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. A PDUFA goal date does not ensure that the FDA will make a decision on the application by that date, and does not guarantee a particular decision (an approval vs. issuance of a complete response letter detailing why the application cannot be approved in its current form).
The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. A REMS plan can require significant additional expense and can reduce sales.
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
Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements. Significant GCP findings could result in additional delay or expense, or in an application not being approved.
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
D) Orphan Drug Designation
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
E) Pediatric Development
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
F) Data Exclusivity
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
G) Post-approval Requirements
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
H) Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute RUCONEST® and other products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.
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
The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specific exceptions) to report annually to the CMS, information related to payments or other transfers of value made to physicians and other healthcare professionals (such as physicians assistants and nurse practitioners) as defined by such law, teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS, as well as ownership and investment interests held by the physicians and their immediate family members.
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
I) The FCPA, Dutch Anti- Bribery Laws and Other Laws
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

2. European Union
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
A) Pharmaceutical and Preclinical Tests
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
B) Clinical Trials
Clinical trials of medicinal products in the EU must be conducted in accordance with Clinical Trials Regulation (EU) No 536/2014, or CTR, and national regulations and the International Counsil for Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the EC, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
Prior to commencing a clinical trial, the Sponsor must obtain a clinical trial authorization from each Member State in which the trial is conducted. The Sponsor of the clinical trial must submit an application dossier via the EU Clinical Trials Information System, or the CTIS, which must include, among other things, a copy of the trial protocol, an investigator’s brochure, documentation relating to compliance with GMP and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation.
The application entails a two-part assessment process where Part 1 is the scientific assessment by the competent authorities coordinated by a reporting member state, or RMS, and Part 2 is the member state specific ethical assessment. Clinical trial approvals for each Member State concerned will be released as a single decision following assessment of Part 1 by the relevant competent authority and of Part 2 by the relevant ethics committee for that Member State.
Medicinal products used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements also apply.
During the development of a medicinal product, the EMA and national medicinal products competent authorities within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance (also known as drug safety) plans and risk-management programs. Such scientific advice, in accordance with EMA policy, is not legally binding with regard to any future MAA of the product concerned however it is helpful in product development and understanding EMA expectations.
C) Orphan Drug Designation and Exclusivity
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
In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. The EMA then reassesses whether the product continues to meet the criteria for orphan designation in parallel with its review of the MA. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also completed pediatric clinical trials in compliance with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan medicinal products. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
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
D) Marketing Authorizations
To obtain a MA for a product in the EU, an applicant must submit an MAA, either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the European Economic Area, or EEA.
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU and EEA, Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients' authorization through, the centralized procedure is optional on related approval.
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
In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA to medicinal products intended for treating, preventing or diagnosing seriously debilitating or life-threatening diseases. A conditional MA can be granted if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-

authorization; (iii) the medicinal product fulfills an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a standard MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.
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
In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import, collectively known as MIAs. The MIA holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in cases of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.
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
E) Pediatric Development
In the EU, companies developing a new medicinal product must agree to a PIP, covering all subsets of pediatric population, and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies (for example, because the relevant disease or condition occurs only in adults). The MAA for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies (in which case pediatric clinical trials need not be performed), or a deferral has been granted (in which case the pediatric clinical trials must be completed at a later date). Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
F) Data and Market Exclusivity
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
G) Post-approval Requirements
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
H) Advertising Regulation
In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws (as well as industry association codes of conduct that can be enforced on members of those associations) governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU. Finally, EU medicines advertising rules also restrict the offer of transfers of value as an inducement to prescribe, administer or recommend a specific medicinal product.
I) EU Pharmaceutical Legislation Review
The European Commission is in the process of amending the EU’s general pharmaceutical legislation. The European Parliament and the Council of the European Union announced on December 11, 2025 that they had reached political agreement on the revised legislation and the final text is expected to be formally published in the coming weeks.Although, the updated legislation will not enter into force for a number of years, it should be noted that there will be wide ranging changes to the laws as set out above. Notably, there will be significant changes to the rules on data protection/market exclusivity, orphan medicinal products and pediatric development.

3. United Kingdom
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
As the United Kingdom is no longer an EU Member State, the United Kingdom’s participation in the European Medicines Regulatory Network has ceased and the MHRA has assumed the functions that were previously undertaken by the EU institutions for human medicines on the United Kingdom market. This is, with the exception of Northern Ireland, which, pursuant to the Protocol on Ireland/Northern Ireland has remained aligned with EU regulations; however, following the UK Government and European Commission’s political agreement in principle on the Windsor Framework, the MHRA is responsible for all medicinal products placed on the market anywhere in the United Kingdom. The MHRA has published detailed guidance for industry and organizations that is updated as the United Kingdom’s regulatory position on medicinal products evolves over time.
Under the Northern Ireland Protocol, the EU centralized MAs did not apply in Great Britain but did apply in Northern Ireland. However, the Windsor Framework provides that from 2025 all MAs in the United Kingdom (including those for Northern Ireland) require the MHRA to grant a UK MA. The United Kingdom now offers new assessment procedures to obtain marketing authorization in the United Kingdom.
The new assessments include:
•The international recognition procedure, or IRP, which allows a company to submit an MAA for a product on an abbreviated review timeline if the same product has already received approval from one of the MHRA’s specified RRs, including the EMA, the national regulators of the EU Member States and the FDA. A positive CHMP opinion is deemed to be an RR approval for these purposes. If the RR approval was granted within the past 2 years and the manufacturing supply chain for the UK is identical to that approved under the RRA approval, the product may be eligible for Recognition Route A, which gives the MRHA 60 days from the date the IRP submission is validated to reach a decision, and there is no possibility of a clock-stop. For other products, including all ATMPs, the MAA will be assessed under Recognition Route B, which gives the MHRA 110 days from the date the IRP submission is validated to reach a decision, and the MHRA may impose a 60-day clock stop if necessary to request additional information from the applicant;
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

4. Rest of World, or ROW
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
5. EU and UK Data Privacy
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
European data protection laws, including the GDPR/UK GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. For transfers to the U.S. an EU-U.S. framework known as the Data Privacy Framework, or DPF, was adopted in 2023 to allow participating U.S. companies to transfer personal data from Europe to the U.S. The DPF entered into force in July 2023 for transfers from the EEA to the U.S., and in October 2023 for transfers from the United Kingdom to the U.S. As a result, U.S. companies who have certified to the DPF can rely on their certification to import personal data from the EEA and the United Kingdom. The recent dismissal of three PCLOB members, an independent body playing an essential role under the DPF, has raised concerns as to the future of the DPF. While the Swiss-U.S. DPF Principles have technically been effective since July 2023, the Swiss Federal Council only recognized the Swiss-U.S. DPF as an adequate safeguard for the transfer of Swiss personal data to the U.S. under Swiss data protection laws in August 2024. Following the official recognition, companies can rely on the Swiss-U.S. DPF to transfer personal data from Switzerland to the U.S.
The CJEU’s decision in a case referred to as Schrems II, which invalidated two data transfer frameworks pre-dating the DPF, also raised questions about whether another commonly used data transfer mechanism, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances.
Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent guidance from the EDPB would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the EDPB recommendations 01/2020 on measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, as last adopted on June 18, 2021 conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” – which may, following the CJEU’s judgment in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the U.S. Foreign Intelligence Surveillance Act applies). A White House Executive Order, issued by the Biden Administration, Executive Order (E.O.) 14086 of October 7, 2022, on Enhancing Safeguards for United States Signals Intelligence Activities, addressed some of these concerns, although it is possible that this Order will be rescinded under the Trump Administration, which likely would create issues for parties transferring personal data to the U.S. in future.
The decision in Schrems II also indirectly affects transfers from the United Kingdom to the United States. As such, if we are unable to implement a valid solution for personal data transfers from Europe, including, for example, obtaining individuals’ explicit consent to transfer their personal data from Europe to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to import personal data from the EEA, United Kingdom or Switzerland may also restrict our clinical trials activities in Europe; limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to European data protection laws; and require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.
The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the DPA complements the UK GDPR in this regard, and the United Kingdom recently enacted the Data (Use and Access) Act 2025, which supplements the United Kingdom’s data protection framework. This may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Further, the United Kingdom’s vote in favor of exiting the EU and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. At present, the data protection obligations of the GDPR continue to apply in substantially unvaried form and fashion under the UK GDPR. In the future, however, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom, which was renewed in December 2025 for a period of six years. This decision permits personal data to flow freely from the EEA to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law.
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

6. Pricing and Reimbursement
A) United States
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
B) European Union
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
In various EU Member States, continuous cost-cutting measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper products as an alternative apply. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including countries representing major markets. The HTA process, which is primarily governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States.
A new Health Technologies Assessment, or the HTA, Regulation entered into force on January 11, 2022 and applied from January 12, 2025. The Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products. It provides for the conduct of a joint clinical assessment under the authority of the Member State Coordination Group on Health Technology Assessment,

which must be completed within 30 days after the grant of the marketing authorization. Member States must give due consideration to the joint clinical assessment report when conducting their own national HTAs. The HTA Regulation applied initially to new cancer medicines and ATMPs. It will apply to orphan medicines from January 2028 and to all new medicines from January 2030.

C. Organizational Structure
Pharming Group N.V. is a limited liability public company. Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of our significant subsidiaries at December 31, 2025, is provided in the table below:

Entity	Registered office	Investment %
Pharming Americas B.V.	The Netherlands	100%
Pharming Intellectual Property B.V.	The Netherlands	100%
Broekman Instituut B.V.	The Netherlands	100%
Pharming Healthcare, Inc.	The United States	100%
ProBio, Inc.	The United States	100%
Pharming Technologies B.V.	The Netherlands	100%
Pharming Research & Development B.V.	The Netherlands	100%
Pharming Australia Pty Ltd	Australia	100%
Pharming UK Ltd	The United Kingdom	100%
Pharming Germany GmbH*	Germany	100%
Pharming France SAS*	France	100%
Abliva AB**	Sweden	100%
Abliva, Inc.***	The United States	100%

* This entity was established in November 2025
** This entity was acquired in February 2025
*** This entity is dissolved in January 2026

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

Beginning 2022, we leased approximately 4,514 square meters (equivalent to approximately 48,588 square feet) of production, warehouse and office space in the province of Noord Brabant. The intention for this facility was primarily to set up our independent production line, which was cancelled and the building remained empty and unused. We terminated the lease in 2025.
At our research and development facility near Paris, France, we occupy approximately 1,106 square meters (equivalent to approximately 11,905 square feet) of office space under a lease which has an expiry date of March 30, 2030.
In New Jersey, United States, we occupy approximately 1,732.64 square meters (equivalent to approximately 18,650 square feet) of office space under a lease that runs through 2028.

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

A. Operating Results

Overview
RUCONEST's® importance continued to be felt throughout 2025 as we increased the number of physicians prescribing RUCONEST®, as well as the number of patients. RUCONEST® revenues in 2025 increased by 26%, driven by revenue growth in the U.S.

With respect to Joenja® (leniolisib), we increased investment in the U.S. as we began commercialization. Since the launch in April 2023, we made strong and rapid progress transitioning known patients onto commercial therapy. Joenja® revenues in 2025 increased by 29% compared to 2024.

The U.S. launch of Joenja®, and preparations for launches in the United Kingdom, Australia and Israel as well as anticipated approvals in Japan, the European Economics Area and Canada, resulted in additional expenses in research and development, marketing and sales and payroll. Research and clinical development activities related to leniolisib were further focused on advancing Japan and pediatric clinical trials for APDS, to support regulatory filings and the Phase II clinical trial for leniolisib in PIDs with immune dysregulation to significantly expand the long-term commercial potential of leniolisib beyond APDS. We believe that these investments would support our continued growth following approvals.
In addition, research and clinical development activities were further focused as the program related to OTL-105 was discontinued in 2024. As such, we maintained a strong financial position in 2025.
We further intensified our business development activities for acquisition or in-licensing of additional clinical stage opportunities in rare diseases, which resulted in the completion of the acquisition of Abliva AB in March 2025, adding napazimone (KL1333) for mitochondrial DNA-driven primary mitochondrial diseases to our late-stage pipeline.

Other operating expenses increased primarily due to higher expenditures related to investment in the napazimone (KL1333) program following its acquisition, employee costs primarily due to bonuses tied to sales performance and the further expansion of the commercial organization and infrastructure in the U.S., Europe and other key global launch markets, in view of the anticipated approval by other regulatory authorities in 2026 and beyond.

Components of our Results of Operations
Revenues
We generate revenues primarily from the sale of RUCONEST® and Joenja®. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers.
Costs of Sales
Costs of sales consist of cost of product sales, relating to actual product sales, royalty and sales milestone expenses and inventory impairments. The impairment stems from the cost of inventories compared to its net realizable value.
Other income
Other income is comprised largely of grants in the form of annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities that we conduct in those countries. In 2025, the gain on the early termination of the DSP facility lease at Pivot Park in Oss was also included. In comparative years, other income also related to the proceeds from the sale of a Pediatric Disease Priority Voucher, or PRV, to Novartis, as discussed below.
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
The conversion option was measured at initial recognition using a pricing model. As we did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, we received shareholder approval to increase share capital to support the potential conversion. At the physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured, apart from currency revaluation, at December 31, 2025.
The debt host contract component was measured at initial recognition as the difference between the proceeds from the New Bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost.
Other finance income / expense
Other finance expense is comprised primarily of interest paid on our convertible bonds and our lease liabilities and foreign currency results. Other finance income comprise primarily of interest received from our marketable securities.
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates comprises the profits (loss) resulting from our investment in BioConnection and, in 2024, a recognized impairment on the net equity value of our equity investment.
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
Income tax credit (expense)
Income tax credit reflects credit/(expenses) of income tax. The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. Despite the loss in 2024, it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During the years ended December 31, 2025, 2024 and 2023, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in the Netherlands we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid.

Results of Operations
The following table sets forth our results of operations for the periods presented.

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
Amounts in $ ‘000	2025	2024	2023
Revenues	376,134	297,200	245,316
Costs of sales	(45,500)	(35,399)	(25,212)
Gross profit	330,634	261,801	220,104
Other income	6,528	2,177	23,349
Research and development	(100,367)	(83,147)	(68,914)
General and administrative	(79,958)	(70,650)	(55,877)
Marketing and sales	(130,995)	(118,802)	(124,049)
Other Operating Costs	(311,320)	(272,599)	(248,840)
Operating profit / (loss)	25,842	(8,621)	(5,387)
Fair value gain (loss) on revaluation	2,345	4,990	(930)
Other finance income	2,176	6,843	3,663
Other finance expenses	(18,140)	(9,944)	(9,069)
Finance (cost) / gain, net	(13,618)	1,889	(6,336)
Share of net profits / (loss) in associates using the equity method	623	(1,760)	(289)
Profit / (loss) before tax	12,847	(8,492)	(12,012)
Income tax (expense) / credit	(10,310)	(3,349)	1,464
Profit / (loss) for the year	2,538	(11,841)	(10,548)
Attributable to:
Equity holders of the parent	2,851	(11,841)	(10,548)
Non-controlling interests	(313)	—	—
Basic (loss) / earnings per share ($)	0.004	(0.018)	(0.016)
Diluted (loss) / earnings per share ($)	0.004	(0.018)	(0.016)
Comparison of the Year Ended December 31, 2025 and 2024
Revenues
Revenues increased by $78.9 million, or 26.6%, from $297.2 million for the year ended December 31, 2024, to $376.1 million for the year ended December 31, 2025. The increase in revenues was primarily driven by higher sales of RUCONEST® in the U.S. market ($311.7 million and $246.6 million in 2025 and 2024, respectively) and due to higher sales of Joenja® worldwide ($58.2 million in 2025 compared to $45.0 million in 2024). This increase was primarily driven by a 37% increase in volume.

Revenues of RUCONEST® in Europe and Rest of World (RoW) amounted to $6.2 million in 2025 compared to $5.6 million in 2024.

Revenues of Joenja® in Europe and Rest of World amounted to $8.1 million in 2025 compared to $4.5 million in 2024.These revenues included UK commercial sales and revenue from Named Patient Programs.
Two U.S. customers represented $290.9 million, or 77%, of our net revenues in 2025, with one representing $156.2 million and the other $134.7 million. In 2024, these two U.S. customers represented $227.7 million, or 77%, of our net revenues, at $134.8 million and $92.9 million, per customer, respectively. These customers are largely specialty pharmacies that are specialized in distribution of pharmaceuticals in our disease area and distribute our product.

Amounts in $ ‘000	2025			2024
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
U.S.	311,672	50,074	361,746	246,649	40,500	287,149
Europe and RoW	6,249	8,139	14,388	5,590	4,461	10,051
Total revenues	317,921	58,213	376,134	252,239	44,961	297,200
Gross profit:
U.S.	284,542	39,775	324,317	221,093	35,136	256,229
Europe and RoW	(926)	7,243	6,317	1,126	4,446	5,572
Total gross profit	283,616	47,018	330,634	222,219	39,582	261,801
Costs of sales
Costs of sales increased by $10.1 million, or 28.5%, from $35.4 million for the year ended December 31, 2024, to $45.5 million for the year ended December 31, 2025. Cost of inventories recognized as expenses in 2025 amounted to $32.0 million compared to $25.6 million in 2024, primarily due to the higher unit sales volume. The remainder of the increase in cost of sales in 2025 stemmed primarily from the higher royalty payments to Novartis on Joenja® sales of $5.8 million (2024: $4.9 million) and the first sales milestone payment for Joenja® of $5.0 million (2024: $— million), partially offset by lower impairment charges on inventory of $2.7 million (2024: $4.8 million).
The following table summarizes the costs of sales for the years ended December 31, 2025 and 2024.

	Years ended December 31,
Amounts in $ ‘000	2025	2024
Cost of inventories recognized as expenses	(31,972)	(25,645)
Royalty fees	(5,793)	(4,907)
Sales milestone	(5,000)	—
Obsolete inventory impairments	(2,735)	(4,847)
Total	(45,500)	(35,399)
Gross profit
Gross profit increased by $68.8 million, or 26.3%, from $261.8 million for the year ended December 31, 2024, to $330.6 million for the year ended December 31, 2025. The primary driver for this increase was higher sales volumes of RUCONEST® and Joenja®.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2025 and 2024.

	Years ended December 31,
Amounts in $ ‘000	2025	2024
U.S.	324,317	256,229
Europe and RoW	6,317	5,572
Total gross profit	330,634	261,801

Other Income

Other income increased by $4.4 million, or 199.9%, from $2.2 million for the year ended December 31, 2024, to $6.5 million for the year ended December 31, 2025. The increase was mainly driven by the gain on the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands of $3.9 million.

Cost of research and development
Cost of research and development activities increased by $17.2 million, or 20.7%, from $83.1 million for the year ended December 31, 2024, to $100.4 million for the year ended December 31, 2025. The increase mainly reflected higher expenditures related to investment in the napazimone (KL1333) program following its acquisition, including integration of development activities and preparation for further clinical advancement.
Cost of general and administrative activities
Cost of general and administrative activities increased by $9.3 million, or 13.2%, from $70.7 million for the year ended December 31, 2024, to $80.0 million for the year ended December 31, 2025. Employee costs increased primarily due to severance expenses related to the acquired Abliva AB, restructuring activities, higher share-based compensation, and a higher average number of full‑time equivalents for the full year. Direct operating expenses increased primarily due to costs associated with the public cash offer in 2025 to acquire all issued and outstanding shares of Abliva AB. Furthermore, in 2025 an additional impairment loss of $0.5 million was recognized in connection with the remaining right‑of‑use assets related to the cancelled downstream production capacity at Pivot Park in Oss, the Netherlands.
Cost of marketing and sales activities
Cost of marketing and sales activities increased by $12.2 million, or 10.3%, from $118.8 million for the year ended December 31, 2024, to $131.0 million for the year ended December 31, 2025. Employee costs increased primarily due to bonuses tied to sales performance. Direct operating expenses increased, mainly due to the further expansion of the commercial organization and infrastructure in the U.S., Europe and other key global launch markets, in view of the anticipated approval by other regulatory authorities in 2026 and beyond.
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
Employee benefits increased by $23.2 million, or 22.2%, from $104.2 million for the year ended December 31, 2024, to $127.4 million for the year ended December 31, 2025. The increase was primarily driven by currency effects, restructuring expenses and higher board remuneration as a result of the transition to a new CEO. The total number of full time employees slightly increased to 409 in 2025 from 404 in 2024.
The following table summarizes employee benefits for the years ended December 31, 2025 and 2024.

Amounts in $ ‘000	2025	2024
Salaries	(98,526)	(80,026)
Social security costs	(10,484)	(9,278)
Pension costs	(4,582)	(3,629)
Share-based compensation	(13,767)	(11,253)
Total	(127,359)	(104,186)
Fair value gain (loss) on revaluation
Fair value gain (loss) on revaluation decreased by $2.6 million, or 53.0%, from a $5.0 million gain in 2024 to a gain of $2.3 million in 2025. The results remeasuring the fair value of our investments in debt instruments designated as at FVTPL improved by $4.4 million. The year ended December 31, 2024 included a fair value gain of $7.0 million upon the reclassification of the convertible bond-related derivative to equity.
Other finance income

Other finance income decreased by $4.7 million, or 68.2%, from $6.8 million for the year ended December 31, 2024, to $2.2 million for the year ended December 31, 2025. This decrease was primarily caused by a decrease in interest income from investments in marketable securities of $2.7 million as we reduced our investments in marketable securities during the year, as well as foreign currency effects.
The following table summarizes our other finance income for the years ended December 31, 2025 and 2024.

Amounts in $ ‘000	2025	2024
Interest income	2,176	4,858
Foreign currency gains	—	1,985
Other finance income	2,176	6,843
Other finance expenses
Other finance expenses increased by $8.2 million, or 82.4%, from $9.9 million for the year ended December 31, 2024, to $18.1 million for the year ended December 31, 2025. The increase was mainly driven by foreign currency effects, primarily the weakening of the U.S. dollar compared to the Euro.
The following table summarizes our other finance expenses for the years ended December 31, 2025 and 2024.

Amounts in $ ‘000	2025	2024
Amortization and interest on convertible bonds	(9,685)	(7,699)
Fees and expenses on repayment and issuance convertible bonds	—	(1,151)
Interest leases	(1,034)	(1,038)
Other finance expenses	(196)	(56)
Foreign currency losses	(7,225)	—
Other finance expenses	(18,140)	(9,944)
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method increased by $2.4 million, or 135.4%, from a $1.8 million loss for the year ended December 31, 2024, to a $0.6 million gain for the year ended December 31, 2025. This is the result of a $1.8 million increase in our share of the results from BioConnection and an impairment on the investment of $0.6 million recorded in 2024.
Income tax expense
Income tax expense increased by $7.0 million, from $3.3 million for the year ended December 31, 2024, to $10.3 million for the year ended December 31, 2025. This tax expense mainly results from the profits of Pharming in the U.S. being taxed against a U.S. Federal and State combined tax rate of 27.96%, while the losses in the Netherlands only partly result in an offsetting tax credit, as the share-based compensation expenses and losses in associates are generally non-deductible based on Dutch tax law.
The following table summarizes Pharming’s income tax expense for the years ended December 31, 2025 and 2024.

Amounts in $ ‘000	2025	2024
Total current tax credit (expense)	(8,457)	(8,972)
Total deferred tax credit (expense)	(1,853)	5,623
Income tax credit (expense)	(10,310)	(3,349)
Comparison of the Year Ended December 31, 2024 and 2023

Revenues
Revenues increased by $51.9 million, or 21.1%, from $245.3 million for the year ended December 31, 2023 to $297.2 million for the year ended December 31, 2024. The increase in revenues was primarily driven by higher sales of RUCONEST® in the U.S. market ($246.6 million and $221.2 million in 2024 and 2023, respectively), and due to higher sales of Joenja® worldwide ($45.0 million in 2024 compared to $18.2 million in 2023). This increase was primarily driven by an increase in volume.

Revenues of RUCONEST® in Europe and Rest of World (RoW) amounted to $5.6 million in 2024 compared to $5.9 million in 2023.

Revenues of Joenja® in Europe and Rest of World was revenue through Named Patient Programs and amounted to $4.5 million in 2024 compared to $0.3 million in 2023.
Two U.S. customers represented $227.7 million, or 77%, of our net revenues in 2024, per customer $134.8 million and $92.9 million respectively. In 2023, these two U.S. customers represented $204.3 million, or 83%, of our net revenues, per customer $108.4 million and $95.9 million respectively. These customers are largely specialty pharmacies that are specialized in distribution of pharmaceuticals in our disease area and distribute our product.

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
Costs of sales
Costs of sales increased by $10.2 million, or 40.4%, from $25.2 million for the year ended December 31, 2023 to $35.4 million for the year ended December 31, 2024. Cost of inventories recognized as expenses in 2024 amounted to $25.6 million compared to $21.4 million in 2023. In addition to the higher unit sales volume, the rise was primarily attributed to rising production costs for RUCONEST®. Cost of sales related to royalty fees to Novartis on Joenja® sales amounted to $4.9 million in 2024 compared to $2.1 million million in 2023. The remainder of costs in 2024 relate to obsolete inventory impairment as a result of products no longer eligible for commercial sales which required a reduction in the valuation of the inventories to the lower net realizable value. Impairments related to inventories designated for commercial activities amounted to a charge of $4.8 million in 2024 and $1.7 million in 2023.
The following table summarizes the costs of sales for the years ended December 31, 2024 and 2023.

	Years ended December 31,
Amounts in $ ‘000	2024	2023
Cost of inventories recognized as expenses	(25,645)	(21,404)
Royalty fees	(4,907)	(2,145)
Obsolete inventory impairments	(4,847)	(1,663)
Total	(35,399)	(25,212)
Gross profit

Gross profit increased by $41.7 million, or 18.9%, from $220.1 million for the year ended December 31, 2023 to $261.8 million for the year ended December 31, 2024. The main reasons for this increase were higher sales of RUCONEST® and of Joenja®, offset by royalty fees to Novartis related Joenja® and inventory obsolescence impairments.
The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2024 and 2023.

	Years ended December 31,
Amounts in $ ‘000	2024	2023
U.S.	256,229	217,858
Europe and RoW	5,572	2,246
Total gross profit	261,801	220,104

Other Income

Other income decreased by $21.2 million, or 90.7%, from $23.3 million for the year ended December 31, 2023 to $2.2 million for the year ended December 31, 2024. The decrease was primarily the result of the sale of PRV during the year ended December 31, 2023. We were granted the PRV by the FDA in March 2023 in connection with the approval of Joenja®. The sale price was a contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib.
Cost of research and development
Cost of research and development activities increased by $14.2 million, or 20.7%, from $68.9 million for the year ended December 31, 2023 to $83.1 million for the year ended December 31, 2024. The increase in costs mainly related to the 2024 spend in research in leniolisib for the treatment of activated Phosphoinositide 3-kinase Delta syndrome (APDS) for patients under 12 years old, research on the use of leniolisib for additional primary immunodeficiencies (PIDs) beyond APDS and costs relating to activities in EU and the rest of the world for the purpose of receiving regulatory approval to commercialize Joenja® for APDS.
Cost of general and administrative activities
Cost of general and administrative activities increased by $14.8 million, or 26.4%, from $55.9 million for the year ended December 31, 2023 to $70.7 million for the year ended December 31, 2024. The increased costs were mainly related to the increased employee costs resulting from more staff employed following the growth of the organization. Direct operating expenses increased mainly due to one-off costs relating to the public cash offer to the shareholders of Abliva AB to acquire all issued and outstanding shares of Abliva AB, additional costs for (internal) audits and a general increase due to business growth. Other indirect general and administrative costs mainly increased due to additional contractor and consultant costs required for growth in the internal organization. Furthermore, during 2024, we recognized an additional impairment loss relating to impaired assets in connection with our cancelled downstream production capacity at Pivot Park in Oss, the Netherlands.
Cost of marketing and sales activities
Cost of marketing and sales activities decreased by $5.2 million, or 4.2%, from $124.0 million for the year ended December 31, 2023 to $118.8 million for the year ended December 31, 2024.
In 2023, Pharming paid $10.4 million in Development and Regulatory Milestone payments as a result of the first commercial sale of Joenja®, which was recorded as direct operating expenses.

Excluding the one-off milestone payment in 2023, the marketing and sales expenses increased, mainly due to the further expansion of the commercial organization and infrastructure in the U.S., Europe and other key global launch markets, in view of the FDA approval in March 2023, the approval by the Israeli Ministry of Health in

April 2024, U.K. MHRA approval in September 2024, and the anticipated approval by other regulatory authorities in 2025 and beyond.
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
Employee benefits increased by $11.7 million, or 12.6%, from $92.5 million for the year ended December 31, 2023 to $104.2 million for the year ended December 31, 2024. The increase was primarily driven by total salary expense as a result of total number of full time employees increased to 404 in 2024 from 382 in 2023.
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
Other finance income
Other finance income increased by $3.2 million, or 86.8%, from $3.7 million for the year ended December 31, 2023 to $6.8 million for the year ended December 31, 2024. This increase was primarily caused by fluctuations in the U.S. dollar versus Euro during 2024 and 2023, which led to a foreign currency gain of $2.0 million. This had a particular impact on the bank balances in U.S. dollars, incorporated in our Dutch entities where the functional currency is Euro.

Since 2023, we have used excess cash to invest in Euro-denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. Since 2024, excess cash has also been used to invest in money market funds. As a result of these purchases, interest income has increased compared to 2023.
The following table summarizes our other finance income for the years ended December 31, 2024 and 2023.

Amounts in $ ‘000	2024	2023
Interest income	4,858	3,663
Foreign currency gains	1,985	—
Other finance income	6,843	3,663

Other finance expenses

Other finance expenses increased by $0.9 million, or 9.6%, from $9.1 million for the year ended December 31, 2023 to $9.9 million for the year ended December 31, 2024. The increase mainly stemmed from our new convertible bond, for which increased interest expenses are applicable. This is offset by the foreign currency losses in 2023, which for 2024 reported a foreign currency gain.
The following table summarizes our other finance expenses for the years ended December 31, 2024 and 2023.

Amounts in $ ‘000	2024	2023
Interest loans and borrowings	(7,699)	(4,876)
Fees and expenses on repayment and issuance convertible bonds	(1,151)	—
Interest leases	(1,038)	(1,088)
Other financial expenses	(56)	(134)
Foreign currency losses	—	(2,971)
Other finance expenses	(9,944)	(9,069)
Share of net profits (loss) in associates using the equity method
Share of net profits (loss) in associates using the equity method increased by $1.5 million, or 509.0%, from a $0.3 million loss for the year ended December 31, 2023 to a $1.8 million loss for the year ended December 31, 2024. This is the result of increased losses from BioConnection and a required impairment on the investment accounting for using the equity method.
Income tax credit (expense)
Income tax credit (expense) increased by $4.8 million, from $1.5 million credit for the year ended December 31, 2023 to a $3.3 million expense for the year ended December 31, 2024. This change resulted primarily from a combination of various smaller nondeductible items on the income statement and balance sheet movements across tax jurisdictions, which caused the income tax credit to shift into an expense.
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
Some of these measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. These are defined as follows:
•EBIT – Earnings before interest and tax. Defined as profit for the year adjusted to exclude income tax credit (expense), interest income and interest expenses on leases and the convertible bonds.

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
The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our Annual Report for the periods indicated:

	Years ended December 31,
Amounts in $ ‘000	2025	2024	2023
Profit (loss) for the year	2,538	(11,841)	(10,548)
Income tax credit (expense)	(10,310)	(3,349)	1,464
Interest income and interest expenses on leases and the convertible bonds(1)	(8,543)	(3,879)	(2,301)
EBIT	21,390	(4,613)	(9,711)
Add: Depreciation of PPE and RoU(1)	4,674	4,769	5,158
Add: Amortization of intangible assets	6,541	6,273	5,852
EBITDA	32,606	6,429	1,299
Add: Impairment charges(2)	491	5,027	4,916
Adjusted EBITDA	33,097	11,456	6,215
(1) In order to better reflect and align with the definition of the non-GAAP measures EBIT, EBITDA and adjusted EBITDA, the comparative financial information for 2023 has been restated. This restatement ensures consistency in the presentation and enhances comparability with the current period. There was no impact on the underlying financial performance or position of the company.
(2) The impairment charge in 2025 of $0.5 million and in 2024 of $5.0 million consists of impairment charges related to Right-of-Use assets for the downstream facility in Oss. The impairment charge in 2023 of $4.9 million primarily consists of impairment charges related to the same Right-of-Use assets of $4.7 million and intangible assets of $0.3 million. For further details, refer to Note 10, 11 and 12 in the Annual Financial Statements included elsewhere in this Annual Report.

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

	Years ended December 31,
Amounts in $ ‘000	2025	2024	2023
Non-current convertible bonds	92,719	78,154	136,598
Add: Current convertible bonds	5,336	4,245	1,824
Less: Cash and cash equivalents	(145,305)	(54,944)	(61,741)
Less: Marketable securities	(33,796)	(112,949)	(151,683)
Less: Current and non-current restricted cash	(1,988)	(1,505)	(1,528)
Net Debt (2)	(83,034)	(86,999)	(75,268)
(2) Amortised cost as per the balance sheet.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash and cash equivalents (excluding restricted cash) and marketable securities amounted to $179.1 million, as at December 31, 2025. During 2025, we financed the acquisition of Abliva AB and our operations primarily through sales of our commercial products. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.
The 2025 year-end balance of cash and cash equivalents (excluding restricted cash) and marketable securities of $179.1 million is expected to fund our operations for more than twelve months from the date of this Annual Report. The receipts from commercial supply of product to our partners in Latin America, South Korea and Israel and proceeds from direct sales in the United States and Europe currently generate more cash than we require for day-to-day expenses and to supply those sales, and thus the surplus cash generated will support our capital expenditure plans and financial reserves further.
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
Cash Flows
The table below provides selected cash flow information for the years ended December 31, 2025, 2024 and 2023.

Amounts in $’000	2025	2024	2023
Net cash flows generated from (used in) operating activities	54,708	(1,795)	(17,302)
Net cash flows generated from (used in) investing activities	26,252	31,618	(129,388)
Net cash flows generated from (used in) financing activities	1,495	(34,412)	(1,039)
Exchange rate effects	7,907	(2,208)	2,128
Net change in cash and cash equivalents	90,362	(6,797)	(145,601)
Operating Activities
Net cash flows from operating activities was $54.7 million for the year ended December 31, 2025, compared to net cash flows used in operating activities of $1.8 million for the year ended December 31, 2024. The increase of $56.5 million was mainly related to a significant increase in working capital of $20.5 million, mainly driven by an increase in payables and other non current liabilities and higher positive non-cash adjustments for other finance expenses (including unrealized foreign exchange results).
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
Investing Activities
Net cash flows generated from investing activities for the year ended December 31, 2025, were $26.3 million, compared to net cash flows generated from investing activities of $31.6 million for the year ended December 31, 2024. The decrease of $5.4 million was primarily due to the cash used for the acquisition of Abliva AB of $57.5 million (net of cash acquired), largely offset by higher (net) proceeds from investments in marketable securities of $54.7 million.

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
Financing Activities
Net cash flows generated from financing activities for the year ended December 31, 2025, were $1.5 million, compared to net cash flows used in financing activities of $34.4 million for the year ended December 31, 2024. This change of $35.9 million is mainly driven by a net outflow of $30.4 million occurring in 2024 related to the repurchase and issue of convertible bonds, as well as higher proceeds from the exercise of share-based compensation awards of $14.2 million, partially offset by cash flows for the acquisition of non-controlling interests in Abliva AB of $7.9 million.
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

The conversion option was at initial recognition measured using a pricing model. As the Company did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, the Company received shareholder approval to increase share capital to support the potential conversion. At the Physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain of $7.0 million immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured, apart from currency revaluation, and amounts to $13.8 million, net of income tax effects, at December 31, 2025.

Parameter	At initial recognition	Immediately prior to reclassification
Share price	0.8924	0.7690
Conversion price per share	1.2271	1.2271
Dividend yield	—%	—%
Expected term in years	5.00	4.85
Risk-free rate	2.90%	3.01%
Volatility	44.34%	43.99%
Barrier price per share	1.5952	1.5952

The debt host contract component was measured at initial recognition as the difference between the proceeds from the bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost, which amounts to $98.1 million at December 31, 2025.

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

D. Trend Information
See “Item 5 - A. Operating Results” of this Annual Report.

E. Critical Accounting Estimates
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2.5 of our Annual Financial Statements for the year ended December 31, 2025.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board Structure
We have a one-tier board structure, with a single board of directors consisting of executive directors and non-executive directors. Our Chief Executive Officer, or CEO, serves as our executive director.
Our senior management team is comprised of our executive director together with our executive officers and certain other senior personnel and is referred to as the Executive Committee.

Senior management and Directors
The following table sets forth information regarding our members of senior management and directors, including their ages, as of December 31, 2025. We have determined that all members of senior management other than Maryana Reurings-Tsiganko are executive officers. Our executive director is also an executive officer.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Fabrice Chouraqui, PharmD, MBA	55	Chief Executive Officer, Chair Executive Committee	2029
Senior Management:
Kenneth Lynard, MSc, EMBA	57	Chief Financial Officer	n/a
Anurag Relan, MD, MPH	53	Chief Medical Officer	n/a
Leverne Marsh, BPharm	49	Chief Commercial Officer, effective as of January 1, 2026	n/a
Mireille Sanders, MSc	57	Chief Operations Officer	n/a
Ruud van Outersterp	61	Chief Legal & Compliance Officer	n/a
Alexander Breidenbach, PhD, MBA	62	Chief Business Officer	n/a
Inés Bernal	48	Chief People Officer	n/a
Maryana Reurings-Tsiganko, MBA, CIA, CISA, CFE	37	Vice President, Strategy & Operations	n/a
Non-Executive Directors:
Richard Peters, MD, PhD (3)(6)(8)	63	Chairperson	2027
Mark Pykett, PhD, VMD, MBA (2)(8)	61	Vice Chairperson	2028
Barbara Yanni, JD, LLM (3)(6)(7)	71	Non-Executive Director	2028
Leonard Kruimer, MBA, CPA (1)(8)	67	Non-Executive Director	2029
Jabine van der Meijs, PharmD, MSc, ACMA/CGMA (2)(3)(5)	59	Non-Executive Director	2029
Elaine Sullivan, PhD (2)(4)	65	Non-Executive Director	2029

Notes:
(1) Chair of the Audit Committee
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Chair of the Remuneration Committee
(5) Chair of the Corporate Governance Committee
(6) Member of the Corporate Governance Committee
(7) Chair of the Transaction Committee
(8) Member of the Transaction Committee
Executive Directors
Fabrice Chouraqui, PharmD, MBA. Appointed Chief Executive Officer and Executive Director in March 2025, Fabrice is responsible for Pharming’s strategy and day-to-day operations, guiding Pharming’s continued growth as a global rare disease company. Fabrice also serves as an independent Board member of OranoMed. Fabrice brings more than 30 years of global biopharma experience across R&D, commercialization, and venture-backed innovation. Prior to joining Pharming, he was a CEO-Partner at Flagship Pioneering and served as Chief Executive Officer of Cellarity, Inc. He spent a decade at Novartis, including as President of Novartis Pharmaceuticals USA, and held senior global and regional leadership roles. Earlier in his career, he held international leadership positions at Bristol-Myers Squibb in Europe and across Asia-Pacific, after beginning in research and development roles within the Sanofi legacy organization. He holds an MBA from INSEAD, a Doctorate in Pharmacy, a postgraduate degree in Quality Assurance of Medicines, and an MSc in Biological and Medicinal Sciences from Université Paris Cité (University Paris V).
Senior Management
Kenneth Lynard, MSc, EMBA. Since October 2025, Kenneth has served as Chief Financial Officer, or CFO, of Pharming. Kenneth brings nearly three decades of international finance leadership, including more than 20 years in the global life sciences industry. He has held senior finance roles across the United States and Europe, supporting both established pharmaceutical companies and growth-stage biopharmaceutical organizations. Prior to joining Pharming, Kenneth served as CFO of Schoeller Allibert and previously held CFO positions at Zentiva and Affidea, both Private Equity backed companies. Earlier in his career at Gilead Sciences, he served as Senior

Vice President Finance for Global Commercial Operations, R&D, and Manufacturing, contributing to a period of significant transformation and expansion into new therapeutic areas and markets. Kenneth began his career in public accounting at Arthur Andersen before moving into senior finance leadership roles at Medtronic, Coloplast, and Superfos. He holds a Master of Science (MSc) in Business Economics and Auditing from Copenhagen Business School and an Executive MBA from IMD in Lausanne, Switzerland.

Anurag Relan, MD, MPH. Anurag Relan has been an integral part of Pharming for nearly two decades and was appointed Chief Medical Officer in June 2021. He leads the Pharming’s global medical strategy, including clinical development, regulatory engagement, patient safety, and medical affairs. Previously, as Vice President of Clinical Research and Medical Affairs, Anurag began his career in clinical practice and academic medicine, teaching residents and medical students at the University of California, Los Angeles Medical Center, and he continues to practice as a physician. He has co-authored more than 30 publications in leading peer-reviewed medical journals, many focused on hereditary angioedema and rare disease. He holds an M.D. and a Master of Public Health (M.P.H.) from the University of California, Los Angeles, and a bachelor’s degree in economics from the University of California, Berkeley.
Leverne Marsh, BPharm. Appointed Chief Commercial Officer in January 2026, Leverne leads Pharming’s global commercial strategy across market access, marketing, sales, and lifecycle management. She combines deep commercial expertise with practical experience applying AI and analytics to shape customer insight, using those skills to strengthen the connection between Pharming and the patients it serves. Leverne brings nearly 30 years of life-sciences commercial leadership. She has held senior roles at Novartis, where she led major product launches and served as Chief Product Officer and Head of Strategy, and at Dexcom, where she was Executive Vice President, Marketing, driving growth and international expansion. A trained pharmacist, Leverne began her career in pharmacy and holds a BPharm from the University of Port Elizabeth, South Africa.
Mireille Sanders, MSc. Appointed Chief Operations Officer in 2020, Mireille oversees Pharming’s end-to-end operations, from development and manufacturing to quality and distribution of commercial and clinical supplies. Mireille joined Pharming as Senior Vice President of Operations in 2019. She brings 30 years of operational leadership across the life-sciences sector, including senior roles at Janssen Pharmaceuticals (Head of Clinical Supply Chain Strategic Management and Systems) and MSD/Merck. Mireille also represents Pharming on the Supervisory Board of BioConnection, a Netherlands-based CDMO specializing in sterile injectable manufacturing. She holds an MSc in Chemical Engineering from the Technical University of Eindhoven (TU/e), the Netherlands.
Ruud van Outersterp. Appointed Chief Ethics and Compliance Officer in 2021, Ruud's role was updated in 2025 to Chief Legal and Compliance Officer and Company Secretary. He leads Pharming’s global legal, compliance, and governance activities, ensuring Pharming operates with integrity across drug development and commercialization. Ruud first joined Pharming in 2020 as Company Secretary, and held that role until April 2022, strengthening corporate governance, board processes, and regulatory compliance. He brings more than 35 years of legal leadership experience across financial services, aerospace, and life sciences. Prior to Pharming, he held several senior roles at ABN AMRO and its predecessors, including Global Head of Legal and Company Secretary. In addition to his executive role, Ruud serves on the Supervisory Board of a Dutch healthcare institution providing a broad range of care services, primarily to elderly individuals and people with physical disabilities, and he teaches corporate governance at the Governance Academy in the Netherlands. He holds a Master of Laws (LLM) from the Vrije Universiteit Amsterdam.
Alexander Breidenbach, PhD, MBA. Appointed Chief Business Officer in September 2023, Alexander leads Pharming’s growth strategy and business development agenda. He is responsible for evaluating and executing partnerships and transactions that strengthen Pharming’s portfolio and long-term value. Alexander brings more than 25 years of global experience across partnering, R&D, and management in the biosciences sector. Prior to joining Pharming, he served as Chief Business and Chief Development Officer at ACM Biosciences AG and held a range of senior leadership roles at Roche Partnering, where he worked across global business development, due diligence, and deal execution, including in rare disease. Earlier in his career, he began as a senior scientist in pharmacology, grounding his work in the science behind the assets he evaluates. He holds a PhD in Biochemistry from the Tierärztliche Hochschule (University of Veterinary Medicine) Hannover, Germany, and an MBA from ESSEC Paris and Mannheim Business School.

Inés Bernal. Inés has served as Pharming’s Chief People Officer since December 2024. She leads the Pharming’s global people and culture strategy, overseeing talent, leadership development, organizational effectiveness, and core HR capabilities—supporting teams to do their best work in service of patients. Inés brings more than 25 years of human resources leadership across global organizations. Prior to joining Pharming, she was Global Vice President, Human Resources at Celanese Corporation. Earlier, she held senior HR roles across a range of industries, including GlaxoSmithKline, Yum! Restaurants (KFC, Taco Bell, Pizza Hut), and The Boeing Company. Inés holds a postgraduate degree in Business Economics and Strategic Human Resources and a bachelor’s degree in Industrial Relations and Human Resources from the University of New South Wales in Sydney, Australia.
Maryana Reurings-Tsiganko, MBA, CIA, CISA, CFE. Appointed Vice President, Strategy & Operations in November 2025, Maryana serves as a strategy partner to Pharming’s leadership team. She oversees the development and execution of the company’s long-term strategy and leads key cross-functional initiatives that strengthen how the organization operates and delivers. Maryana joined Pharming in May 2021 and has held several leadership roles across the business, most recently serving as Interim Head of Finance and IT and as Program Director for end-to-end process transformation. She brings more than 15 years of experience across corporate finance, strategic operations, risk management, IT security, and internal audit and control, with prior senior roles at Sherwin Williams, Avery Dennison, OCI N.V., PNC, and KeyBank. Maryana holds an MBA with a focus in Finance and Supply Chain and a BA in International Business from Cleveland State University (Ohio, U.S.). She also holds multiple professional certifications, including Certified Internal Auditor (CIA), Certified Information Systems Auditor (CISA), and Certified Fraud Examiner (CFE).
Non-Executive Directors
Richard Peters, MD, PhD. Richard has served as Chairman of Pharming’s Board of Directors since September 25, 2023, and is a member of the Remuneration, Corporate Governance and Transaction committees. He brings more than 30 years of experience across life sciences leadership and academia, including as Global Head, Rare Diseases at Sanofi Genzyme and CEO of two Nasdaq-listed biotechnology companies, Merrimack Pharmaceuticals and Yumanity Therapeutics. Richard also serves as a Non-Executive Director of Aprea Therapeutics, Founder and Executive Chairman of TellBio, and a corporate advisor to Aura Biosciences. Earlier in his career, he held medical leadership roles at Amgen, Onyx Pharmaceuticals, Genzyme and Sanofi, and is a founder of X4 Therapeutics. He completed internal medicine training at Massachusetts General Hospital and a Howard Hughes post-doctoral fellowship at Harvard Medical School. He holds an M.D. and a Ph.D. in Pharmacology from the Medical University of South Carolina and began his medical studies at the Université Catholique de Louvain in Belgium.
Mark Pykett, PhD, VMD, MBA. Mark has served as a Non-Executive Director since December 2020. He is Vice Chairman of the Board and a member of the Audit and Transaction committees. He brings more than 30 years of leadership experience across the biotechnology sector, spanning scientific, operational, and executive roles. Mark is currently Chief Executive Officer and Director of Orogen Therapeutics and serves on the Board of the private company Myopax. He previously served as President and Chief Executive Officer of Myrtelle, Inc., Chief Scientific Officer of PTC Therapeutics, and President and Chief Executive Officer of Agilis Biotherapeutics until its acquisition by PTC Therapeutics in 2018. Earlier roles include CEO of Navidea Biopharmaceuticals and senior leadership positions at Alseres Pharmaceuticals, Cygenics, and Cytomatrix. He holds a Ph.D. in Molecular Biology and a V.M.D. from the University of Pennsylvania, a B.A. in Biology from Amherst College, and an MBA from Northeastern University.
Barbara Yanni, JD, LLM.. Barbara has served as a Non-Executive Director since December 2020 and is the Chair of the Transaction Committee, and a member of the Remuneration and Corporate Governance committees. She brings deep expertise in licensing, corporate development, and healthcare strategy and finance. Barbara currently serves on the Board of Directors of Trevena, Inc., and two private biotechnology companies, Mesentech and Delsona Therapeutics. She previously served on the boards of several biotechnology companies including Oncorus, Inc. (2021–2023) and Vaccinex (2015–2025). She spent nearly three decades at Merck & Co., including as Vice President and Chief Licensing Officer (2001–2014), after earlier roles spanning corporate development, financial evaluation, and tax strategy. She began her career as a tax lawyer in New York City. She earned a J.D. from Stanford Law School and an A.B. from Wellesley College, and holds an LL.M. in Taxation from New York University.

Leonard Kruimer,MBA, CPA. Leonard has served as a Non-Executive Director since May 2021. He is Chair of the Audit Committee and a member of the Transaction Committee. He brings more than 40 years of experience in corporate finance, planning and strategy, including 25 years in senior executive roles within private and publicly listed biotechnology companies. Leonard currently serves as Chairman of the Board at BioInvent International AB and serves as a board member of Zealand Pharma A/S and Basilea Pharmaceutica. He is also a Director of AI Global Investments (Netherlands) PCC Ltd. He previously served as CFO of Crucell N.V. (1997–2011) and held earlier roles including Managing Director at TIP Trailer (GE Capital), consultant at McKinsey & Company, and auditor at Price Waterhouse & Company in New York. He holds an MBA from Harvard Business School, a BBA from the University of Massachusetts Amherst, and is a Certified Public Accountant in New York State.
Jabine van der Meijs, PharmD, MSc, ACMA/CGMA. Jabine has served as a Non-Executive Director since May 2021. She is Chair of the Corporate Governance Committee and a member of the Audit and Remuneration committees. She brings more than 30 years of senior leadership experience across finance, strategy and HR in global energy and airport management, with executive roles in the Netherlands, Scotland, England, Brunei and Australia. She previously served as Executive Vice President and CFO of Royal Schiphol Group (2017–2021) and spent 25 years at Royal Dutch Shell, including as VP Finance Projects for Shell’s Projects & Technology business. Jabine is a Non-Executive Director at VFS Global AG and Grundfos Holding A/S and serves on the Supervisory Boards of Chane and the Centre for Human Drug Research. She holds a PharmD and an MSc (Pharmacy) from Utrecht University and is ACMA/CGMA qualified.
Elaine Sullivan, PhD. Elaine has served as a Non-Executive Director since June 2025. She is Chair of the Remuneration Committee and a member of the Audit Committee. She brings more than 25 years of international experience in the pharmaceutical and biotechnology industry, spanning R&D leadership, business development, and company creation. Elaine currently serves as a Non-Executive Director at Zealand Pharma A/S, Senior Non-Executive Director at hVIVO, and a Non-Executive Director of Ochre Bio. She has extensive international board experience across public biotechnology companies in Europe, including Sweden, Norway, Denmark, Germany and the United Kingdom. She previously co-founded Carrick Therapeutics and served as its CEO. Earlier in her career, she held senior global R&D leadership roles at Eli Lilly and AstraZeneca, including Vice President, Global External R&D at Lilly and Vice President and Head of New Opportunities at AstraZeneca. Elaine holds a PhD in Molecular Virology from the University of Edinburgh and a BSc (Hons)
in Molecular Biology from the University of Glasgow.

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
We have a remuneration policy that has been aligned with the revised European Union Shareholder Rights Directive, or “SRD II”, and prevailing best practices, which has been approved at a General Meeting of Shareholders. Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the shareholders at the General Meeting, notwithstanding the adopted policy.
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
EU and U.S. benchmark group:

Europe		U.S.
ADC Therapeutics, Epalinges	Idorsia CH (NEW)	Akebia Therapeutics (NEW)	Ligand Pharmaceuticals
Autolus Therapeutics, London	Immunocore UK (NEW)	Anika Therapeutics	MannKind
Basilea Pharmaceutica, Basel	Kiniksa Pharmaceuticals UK (NEW)	Ardelyx (NEW)	Mirum Pharmaceuticals
Bavarian Nordic, Hellerup	Merus, Utrecht	BioCryst PharmaCeuticals	Rigel Pharmaceuticals
BioGaia, Stockholm	Oxford Biomedica, Oxford	Coherus BioSciences	Supernus Pharmaceuticals
Biotest, Dreieich	Santhere Pharmaceuticals CH (NEW)	Collegium Pharmaceutical	Travere Therapeutics
Cosmo Pharmaceuticals Dublin	uniQure Amsterdam	Esperion Therapeutics (NEW)	Vanda Pharmaceuticals
Formycon Planegg DE (NEW)	Valneva Saint-Herblain	Harmony Biosciences (NEW)	Xeris Biopharma (NEW)
Galapagos BE		Heron Therapeutics
The Remuneration Committee initiated a review of the peer group in 2025 to ensure the continued best fit of the included companies in terms of financial, market and business profile, sector, and business/product focus while taking into consideration Pharming's positioning among the peer group and in respective markets. This review resulted in the following changes:
•MorphoSys (EU), Immunogen (US), and Intercept Pharmaceuticals(US) were acquired by Novartis, AbbVie and Alfasigma, respectively, and were, therefore, removed from the peer group.
•In addition, the following companies were removed:
◦US peers:
▪Enanta Pharmaceuticals
▪Ironwood Pharmaceuticals
▪Karyopharm Therapeutics
◦European peers:
▪Alliance Pharma
▪Camurus
▪Innate Pharm
▪Zealand Pharma
•Several new companies were added. These companies have been highlighted as "NEW" in the above overview.
A consistent and competitive remuneration structure, which applies across the workforce, is another core principle of our remuneration policy to promote a culture of shared purpose and performance, focusing all executive directors, other executive officers and staff members on delivering on our mission, vision and strategy and creating long-term stakeholder value.
We disclose information regarding remuneration paid to the executive and non-executive directors in our Dutch Annual Report of the Company, in line with the applicable rules and regulations. The remuneration amounts paid to individual executive officers are not required to be disclosed according to Dutch law. Total remuneration paid to the executive officers during the year ended December 31, 2025, was $14.4 million.
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
The respective fixed and variable remuneration elements are explained below:
Historical Remuneration
The following table reflects the remuneration amounts paid to the Executive Directors in the year ended December 31, 2025:

Amounts in $ ‘000	Fixed remuneration	Short-term variable: annual bonus	Share-based payments	Post-employment benefits	Other	Total
Mr. Fabrice Chouraqui, CEO and Executive Director from March 4, 2025	688	760	1,335	8	388	3,179
Dr. Sijmen de Vries, CEO and Executive Director until March 4, 2025	724	132	858	176	36	1,926
	1,411	893	2,193	184	425	5,105
The short-term variable bonus of $0.9 million in 2025 is based on the 2025 annual salary of $1.4 million. The share-based payment remuneration is based on expenses incurred during the three-year performance period of historic grants, determined at the fair market value at date of the grant, adjusted for changes in the progress of completing strategic objectives. These strategic objectives are the basis to determine the actual pay-out after the performance period was completed.
The remuneration amounts paid to individual executive officers, other than the above mentioned individual, are not required to be disclosed according to Dutch law and accordingly are not disclosed herein.
Share Option Plan
The Executive Directors did not hold options during 2025.
Long Term Incentive
The long-term incentive program for the Executive Directors, as approved by our shareholders in December 2020, or the Executive LTI plan, is performance-related only. The on-target value of the conditional shares to be awarded to the CEO under the Executive LTI plan annually is set at 300% (individual level of 425% was approved by our shareholders in March 2025 for CEO, Mr. Fabrice Chouraqui) of the fixed base salary, and maximum performance value of shares is set at 450% of the fixed base salary (individual level of 637.5% was approved for the CEO, Mr. Fabrice Chouraqui). The Board of Directors undertakes to ensure equity plans for staff and the Executive Director will be prudently applied and that in any event grants of equity or equity rights under these equity plans will not result in Pharming exceeding 10% of all issued and outstanding shares of Pharming on a diluted basis. The total potential dilutive impact of all awards granted under share-based compensation plans (including awards to other participants) was 6.8% as of December 31, 2025 (as of December 31, 2024: 9.2%). This constitutes a significant decrease year-on-year and reflects Pharming commitment to continue to monitor the impact closely.
The below table reflects the number of Executive LTI shares granted and vested over the year for the CEO:

	Year	Granted	Settled	Forfeited / Unvested	Reserved as at December 31, 2025
Mr. Fabrice Chouraqui	2025	3,614,572	—	—	3,614,572

An overview of the number of Executive LTI shares granted in 2025 and in total as well as the fair value per share award is as follows:

Participant category	2025
Executive Members of the Board of Directors	3,614,572
Executive Committee	6,952,793
Total	10,567,365
Fair value per share award ($)	0.636
The following table provides an overview of Executive LTI shares granted, forfeited or issued from 2022 to 2025 as well as the number of Executive LTI shares reserved at December 31, 2025:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2025
Executive Members of the Board of Directors	9,484,199	0	(3,621,658)	5,862,541
Executive Committee	21,988,045	(4,193,981)	(4,019,809)	13,774,255
Total	31,472,244	(4,193,981)	(7,641,467)	19,636,796
This table includes LTI shares held by individuals who ceased employment during 2025.
Remuneration Policy for Executive Directors and Officers
Fixed Compensation
The following table reflects the gross annual base salary (fixed remuneration) of the Executive Director/CEO and former Executive Director/CEO paid in the financial year 2025:

Position	Fixed remuneration amount ($ ‘000)	Fixed remuneration amount (EUR ‘000)
CEO	688	611
Former CEO	724	643
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
Short-term Incentive
The individual on-target bonus for the CEO has been set at 70% of the gross annual salary and the maximum on-target bonus for the CEO has been set at 140% of the gross annual salary (individual level of 75% and 150% respectively was approved by EGM for the CEO, Mr. Fabrice Chouraqui). For other executive directors and officers, the individual on-target bonus has been set at 50% of the gross annual salary, and the maximum on-target bonus has been set at 140% of the gross annual salary.

Settlement contractual rights Sijmen de Vries, as former Executive Director/CEO until March 4, 2025
Sijmen de Vries, as former Executive Director/CEO, resigned from the Board of Directors effective at the closing of the EGM on March 4, 2025. As announced to our shareholders in preparation for the EGM, it was agreed that Sijmen de Vries remained a strategic advisor to the new CEO until December 31, 2025. In that capacity, Sijmen de Vries continued to receive his monthly base salary, based on his 2024 base salary, up to and including December 31, 2025.
In recognition of Sijmen de Vries's dedicated commitment to Pharming over the past 16 years and his willingness to remain available as a strategic advisor to the new CEO to ensure a smooth transition in the best interest of Pharming, the Board of Directors granted Sijmen de Vries the status of Good Leaver as defined in his contract. Accordingly, as announced to our shareholders in preparation for the EGM in the Explanatory Notes to the agenda that can be found on www.pharming.com, the Board of Directors decided that:
•Sijmen de Vries will receive the gross amount in settlement of the Short-Term Incentive Plan for the year 2025 pro-rata for the period January 1, 2025, up to and including the date of the EGM, in accordance with the regular schedule (no accelerated payout) and subject to the score on the performance targets; and
•the restricted shares granted to Sijmen de Vries pursuant to the Long-Term Incentive Plan for the performance periods 2023-2025 and 2024-2026, will vest in the first quarter of the year 2026 and the first quarter of the year 2027, respectively. These vesting dates are in accordance with the regular vesting schedule (no accelerated vesting). Vesting will be subject to the score on the performance targets and the vesting percentage will be calculated pro-rata up to and including June 11, 2025, (i.e., the originally scheduled date of the expiration of the mandate of Sijmen de Vries.

Sijmen de Vries waived his right to the grant of new restricted shares pursuant to the Long-Term Incentive Plan for the performance period 2025-2027 and has not received a severance payment. The described settlement of Sijmen de Vries's outstanding contractual rights ensured that the tax liabilities for Pharming are kept to a minimum. It has been assessed that no excessive tax levy (under article 32bb of the Dutch Wage Tax Act 1964) applies to Pharming in relation to the settlement agreed with Sijmen de Vries for the full year 2025. For 2026, a separate assessment will be performed to evaluate any LTI payouts made during that year.
One-off compensation Fabrice Chouraqui, as new Executive Director
As shared with our shareholders on our website on February 26, 2025, in preparation for the EGM, Fabrice Chouraqui, as new Executive Director/CEO, received one-off compensation, by way of a buy-out award arrangement, in the first quarter of 2025 for the cash bonus and equity awards that he forfeited due to his resignation from his previous role at Cellarity, Inc., to become the new CEO of Pharming, i.e., (like-for-like) cash compensation equal to the forfeited value of Fabrice Chouraqui's entitlement to a short-term incentive plan in cash and compensation in the form of shares for the loss of value of equity awards.
Based on the statement received from Cellarity, Inc., as verified by Pharming, the total forfeited value was $990,000, of which $110,000 represents the forfeited cash bonus and $880,000 the forfeited equity awards (i.e., share option rights with a four-year anticipated vesting period).
This total forfeited value is substantially lower than the maximum value of $3,200,000 as was mentioned in the Explanatory Notes for the EGM.
The Board of Directors decided to grant Fabrice Chouraqui the following one-off, like-for-like compensation, by way of buy-out award and in full and final settlement of his right to compensation:
(i)$110,000 paid in cash for the 2024 annual incentive forfeiture; and
(ii)$880,000 awarded in Restricted Share Units, which are subject to vesting in four (4) equal annual tranches of 25% each.

These details were all already shared with our shareholders, both on our website on February 26, 2025, in preparation for the EGM, and also during the EGM. The first tranche of the one-off RSU award, as part of the buy-out award, vested on February 1, 2026, and resulted in the transfer to Fabrice Chouraqui of 161,425 unconditional shares (post-tax).

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
For the executive directors, the on-target value of the (restricted) shares to be awarded under the LTI at the start of the performance period is set at 300% of the gross annual salary for the CEO (individual level of 425% was approved by EGM for the CEO, Mr. Fabrice Chouraqui) and 200% for the other executive directors and officers. The maximum value of the shares that can vest under the LTI is set at 450% of the gross annual salary for the CEO (individual level of 637.5% was approved for the CEO, Mr. Fabrice Chouraqui, by the EGM) and 300% for other executive directors and officers. Executive directors are required to retain the shares awarded under the LTI for a minimum of five years from the date of grant. The Board of Directors undertakes to ensure equity plans for staff and the Executive Director will be prudently applied and that in any event grants of equity or equity rights under these equity plans will not result in Pharming exceeding 10% of all issued and outstanding shares of Pharming on a diluted basis. The total potential dilutive impact of all awards granted under share-based compensation plans (including awards to other participants) is 6.8% as of December 31, 2025 (as of December 31, 2024: 9.2%). This constitutes a significant decrease year-on-year and reflects Pharming commitment to continue to monitor the impact closely.
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
Historical Remuneration of our non-executive directors
The below table provides an overview of the remuneration paid to the non-executives members of the former Board of Supervisory Directors, to the extent still in office, for the year ended December 31, 2025. Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was 1.1259 and 1.0804 in 2025 and 2024, respectively.

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Dr. Richard Peters	2025	122	45	167
	2024	111	43	154
	2023	26	20	46
Mr. Paul Sekhri	2025	—	—	—
	2024	—	—	—
	2023	55	32	87
Ms. Deborah Jorn	2025	30	15	45
	2024	64	32	96
	2023	55	32	87
Ms. Barbara Yanni	2025	80	34	114
	2024	77	32	109
	2023	62	32	94
Dr. Mark Pykett	2025	66	34	100
	2024	63	32	95
	2023	55	32	87
Ms. Jabine van der Meijs	2025	80	34	114
	2024	77	32	109
	2023	62	32	94
Mr. Leonard Kruimer	2025	75	34	109
	2024	72	32	104
	2023	58	32	90
Mr. Steven Baert	2025	36	15	51
	2024	69	32	101
	2023	58	32	90
Dr. Elaine Sullivan	2025	50	23	73
	2024	—	—	—
	2023	—	—	—
Total	2025	539	234	773
	2024	533	235	768
	2023	431	244	675
Remuneration Policy for Non-Executive Directors
The non-executive directors are entitled to the following annual remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s Board of Directors. Non-executive directors receive an annual retainer of €45,000 ($50,666) in cash and €30,000 ($33,777) of unrestricted shares. Our Chair of the Board of Directors receives an annual retainer of €90,000 ($101,331) in cash and €40,000 ($45,036) in unrestricted shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant.

In addition, non-executive directors receive the following committee fees:
• Audit Committee: €7,500 ($8,444) per annum in cash (Chair €15,000 ($16,889));
• Remuneration Committee: €6,250 ($7,037) per annum in cash (Chair €12,500 ($14,074));
• Corporate Governance Committee: €6,250 ($7,037) per annum in cash (Chair €12,500 ($14,074)); and
• Transaction Committee: €6,250 ($7,037) per annum in cash (Chair €12,500 ($14,074)).
An additional compensation of €1,000 ($1,126) per day may be paid in case of extraordinary activities, as determined by the Chair of the Board of Directors.

The below table provides an overview of the total remuneration paid to the non-executive directors for the year ended December 31, 2025. Note that the dollar compensation was translated using a yearly average exchange rate applicable for the year, which was 1.1259 in 2025.

Amounts in $ ‘000	Fixed remuneration	Share-based payment
Dr. Richard Peters	122	45
Ms. Deborah Jorn	30	15
Ms. Barbara Yanni	80	34
Dr. Mark Pykett	66	34
Ms. Jabine van der Meijs	80	34
Mr. Leonard Kruimer	75	34
Mr. Steven Baert	36	15
Dr. Elaine Sullivan	50	23

The non-executive directors do not have an individual employment contract with us and are not entitled to participate in any benefits offered to management and staff, including but not limited to pension plans. Accordingly, there were no amounts set aside or accrued by us to provide pension, retirement or similar benefits to non-executive directors in the year ended December 31, 2025. No loans or other financial commitments will be made by or on behalf of the Company to any non-executive director.
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

However, our shareholders approved on March 4, 2025, that Fabrice Chouraqui shall be entitled to a severance payment equal to 200% of his fixed annual base salary in the specific event of a termination of the mandate of Fabrice Chouraqui as Executive Director/CEO without cause (i.e., absent serious culpable conduct or gross negligence on his part) within twelve (12) months following a change of control of Pharming.
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

Committees of our Board of Directors
The Board of Directors has appointed from among its non-executive members an Audit Committee, a Remuneration Committee, a Corporate Governance Committee and a Transaction Committee. The Board of Directors may, from time to time, establish additional committees.
Audit Committee
Until August 28, 2025, the Audit Committee consisted of Leonard Kruimer (Chairperson), Deborah Jorn (until June 11, 2025), Barbara Yanni and Jabine van der Meijs. As of August 28, 2025, the Audit Committee consisted of Leonard Kruimer (Chairperson), Mark Pykett, Jabine van der Meijs and Elaine Sullivan. The composition of our Audit Committee is consistent with the best practice provisions of the DCGC and with applicable SEC and Nasdaq regulations. The Audit Committee supports the Board of Directors in monitoring and ensuring the integrity of the Company’s financial reporting. The committee related tasks and responsibilities include, without limitation:

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

The Audit Committee met five times in 2025 (2024: six times), either virtually or in person. The external auditor, Deloitte Accountants B.V. (Deloitte) attended each meeting of the Audit Committee. The CEO and, to the extent in office, the CFO attended all meetings of the Audit Committee as guests.

The Audit Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable SEC and Nasdaq requirements, which charter is available on our website at www.pharming.com. The charter was last updated on March 20, 2024, following an evaluation by the Audit Committee of the charter previously approved in December 2020.
Remuneration Committee
Until August 28, 2025, the Remuneration Committee consisted of Steven Baert (Chairperson; until June 11, 2025), Deborah Jorn (until June 11, 2025), Mark Pykett, and Jabine van der Meijs (interim chair from June 11, 2025, onwards). Since August 28, 2025, the Remuneration Committee consisted of Elaine Sullivan (Chairperson), Jabine van der Meijs, Barbara Yanni and Richard Peters. The composition of our Remuneration Committee is consistent with the best practice provisions of the DCGC and SEC and Nasdaq requirements.
The Remuneration Committee met four times in 2025 (2024: five times), including a combined meeting with the Corporate Governance Committee.
The Remuneration Committee is governed by a charter that complies with the best practice provisions of the DCGC and applicable SEC and Nasdaq requirements, which charter is available on our website at www.pharming.com. The charter was last updated on March 20, 2024, following an evaluation by the Remuneration Committee of the charter previously approved in December 2020.
Corporate Governance Committee
The Corporate Governance Committee was composed in 2025 of Jabine van der Meijs (Chairperson), Richard Peters, Barbara Yanni and, until June 11, 2025, Steven Baert. The composition of our Corporate Governance Committee is consistent with the best practice provisions of the DCGC and SEC and Nasdaq requirements.
The Corporate Governance Committee met four times in 2025 (2024: four times).
The Corporate Governance Committee is governed by a charter that complies with applicable SEC and Nasdaq requirements, which charter is available on our website at www.pharming.com. The charter was evaluated and the updated charter was approved on March 20, 2024.
Transaction Committee
During the financial year 2025, the Transaction Committee consisted of Barbara Yanni (Chairperson), Richard Peters, Leonard Kruimer and Mark Pykett.
The Transaction Committee met two times in 2025 (2024: six times).
The Transaction Committee is governed by a charter that complies with the best practice provisions of the DCGC, which charter is available on our website at www.pharming.com. The charter was last updated on March 20, 2024, following an evaluation by the Transaction Committee of the charter previously approved in December 2022.

D. Employees
Throughout the year 2025, we employed an average full time equivalent of 409 people, compared to 404 and 382 for 2024 and 2023, respectively. Our business involves specific high-technology processes and requires the employment of highly skilled and motivated personnel. Therefore, it is important for us to create an attractive work environment that retains and motivates qualified personnel and attracts talent in a competitive and global marketplace. None of our employees are represented by any collective bargaining unit.

Average full time equivalent	2025	2024	2023
The Netherlands	214	208	201
Australia	3	2	—
France	14	17	21
Germany	7	6	4
Italy	2	3	2
United Kingdom	19	17	15
United States	147	148	136
Spain	1	2	2
Turkey	1	1	1
Sweden	1	—	—
Total	409	404	382

Average full time equivalent
General and administrative	139	125	104
Research and development	119	129	131
Marketing and sales	111	109	100
Production	40	41	47
Total	409	404	382

E. Share Ownership
The share ownership information with respect to the Board of Directors and Executive Committee is presented in “Item 7 — A. Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026, by:
•each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 31, 2026. Percentage ownership calculations are based on 706,252,300 ordinary shares issued and outstanding as of March 31, 2026, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that can be acquired within 60 days of March 31, 2026.
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
As of March 31, 2026, there was no person known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of holders of our ordinary shares who are not major shareholders.
The following table sets forth the number of our issued and outstanding ordinary shares that are held (beneficially owned) by record holders of March 31, 2026:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:	3,708,089	0.5%
Mireille Sanders, MSc (1)	1,232,350	*
Anurag Relan, MD, MPH (2)	985,887	*
Ruud van Outersterp (3)	784,695	*
Alexander Breidenbach, PhD, MBA (4)	417,482	*
Fabrice Chouraqui, PharmD, MBA (5)	161,425	*
Inés Bernal (6)	126,250	*
Kenneth Lynard, MSc, EMBA	—	—
Leverne Marsh, BPharm	—	—
Non-Executive Directors:	786,105	*
Dr. Mark Pykett (7)	177,469	*
Ms. Barbara Yanni (8)	177,469	*
Mr. Leonard Kruimer (9)	152,631	*
Ms. Jabine van der Meijs (10)	152,631	*
Dr. Richard Peters (11)	104,742	*
Dr. Elaine Sullivan (12)	21,163	*
.
*Represents beneficial ownership of less than one percent.
(1) Consists of 1,232,350 ordinary shares held as of March 31, 2026.
(2) Consists of 985,887 ordinary shares held as of March 31, 2026.
(3) Consists of 784,695 ordinary shares held as of March 31, 2026.
(4) Consists of 417,482 ordinary shares held as of March 31, 2026.
(5) Consists of 161,425 ordinary shares held as of March 31, 2026.
(6) Consists of 126,250 ordinary shares held as of March 31, 2026.
(7) Consists of 177,469 ordinary shares held as of March 31, 2026.
(8) Consists of 177,469 ordinary shares held as of March 31, 2026.
(9) Consists of 152,631 ordinary shares held as of March 31, 2026.
(10) Consists of 152,631 ordinary shares held as of March 31, 2026.
(11) Consists of 104,742 ordinary shares held as of March 31, 2026.
(12) Consists of 21,163 ordinary shares held as of March 31, 2026.
We estimate that as of March 31, 2026, approximately 12.0% of our outstanding ordinary shares are held by 37 institutional U.S. record holders.

B. Related Party Transactions
We have engaged in the following transactions with our directors, executive officers, holders of more than 10% of our outstanding share capital and their affiliates, and certain entities that we may be deemed to control, which we refer to as our related parties.

Transactions with BioConnection

We enter into transactions with BioConnection, our fill and finish partner, in the ordinary course of business. We are holding a stake of 23.0% in BioConnection. For the years ended December 31, 2025, 2024 and 2023, we paid BioConnection $5.4 million, $4.6 million and $4.7 million respectively, for fill and finish services. At December 31, 2025, the Company owed BioConnection $1.3 million for fill and finish services supplied. At December 31, 2024, the Company owed $1.5 million to BioConnection for fill and finish services. In addition, BioConnection owed $— million to the Company at December 31, 2025, and $0.3 million at December 31, 2024.

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
The service contracts with our non-executive directors include a general indemnity.

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
In November 2025, the Audit Committee conducted its annual review of the existing related person transactions within the meaning of the Company’s Related Person Policy. The Audit Committee concluded, based on the gathered information, that (i) each of the transactions in scope of that policy was entered into in the ordinary course of business, and (ii) without the involvement of the relevant related persons. Accordingly, the Audit Committee ratified these transactions in accordance with the prevailing policy.

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

C. Material Contracts

Material Agreements
License agreement for the development and commercialization of leniolisib
On August 12, 2019, we entered into a License Agreement, or the Novartis License Agreement, with Novartis, pursuant to which Novartis granted to us an exclusive license to develop and commercialize leniolisib. Under the terms of the Novartis License Agreement, the license is exclusive even as to Novartis and its affiliates, and we are permitted to sublicense the exclusive license. Effective May 8, 2020, Novartis merged into Novartis Pharma AG. As a result, all assets and liabilities of Novartis, including the Novartis License Agreement, became assets and liabilities of Novartis Pharma AG.
Under the terms of the Novartis License Agreement, we made an upfront payment of $20 million to Novartis in August 2019. Novartis has completed all the preclinical and clinical work to date, including the OLE which has now concluded. We are commercializing leniolisib under the name Joenja® through our existing commercial infrastructure in the United States and expect to in Europe and other markets worldwide, subject to regulatory approval and as described elsewhere in this Annual Report. Pursuant to the Novartis License Agreement, we agreed to make certain milestone payments to Novartis in an aggregate amount of up to $200 million upon (i) the completion of certain regulatory milestones and (ii) the achievement of certain leniolisib sales milestones. We also agreed to make tiered royalty payments to Novartis, calculated as low double-digit to high-teen percentage of net sales of leniolisib. During 2025, we paid milestone payments to Novartis of $5.0 million (2024: none, 2023: $10.4 million).
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
License agreement for the development and commercialization of napazimone (KL1333)
Following acquisition of Abliva AB in February 2025, we became party to a license agreement with Yungjin Pharmaceutical, or Yungjin, dated April 28, 2017, to develop and commercialize KL1333, now known as napazimone, a small molecule treatment candidate for primary mitochondrial diseases. Pursuant to the license agreement, we received an exclusive license from Yungjin to 34 granted patents related to KL1333, of which 2 are U.S.-issued and to 1 pending patent application. We co-owned with Yungjin 2 granted patents and 12 pending patent applications related to the use of KL1333 for the treatment of mitochondrial diseases. Yungjin is eligible to receive development, regulatory and sales milestones in the low-triple digit millions of US dollars as well as mid-single to low double-digit royalty payments on future sales in certain regions.

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
•a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia, or any other entity taxable as a U.S. corporation;
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
Based on the estimated composition of our income, assets, operations and market capitalization for 2025, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2025. However, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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
Taxes on income and capital gains
Dutch Resident Entities
Generally speaking, if the holder of ordinary shares or ADSs is a Dutch Resident Entity, any payment under the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).
Dutch Resident Individuals
If the holder of ordinary shares or ADSs is a Dutch Resident Individual, any payment on the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2025), if:
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
If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares or ADSs, such holder will be taxed annually on a deemed return (with a maximum of 5.88% in 2025) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 36%. Actual income, gains or losses in respect of the ordinary shares or ADSs are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1st of the relevant calendar year. The ordinary shares or ADSs are included as investment assets. For the net investment assets on January 1, 2025, the deemed return is 5.88%. The deemed return will be adjusted annually on the basis of historic market yields.

Non-residents of the Netherlands

A holder of ordinary shares or ADSs that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the ordinary shares or ADSs or in respect of any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs, provided that:
isuch holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares or ADSs are attributable; and
iiin the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares or ADSs that go beyond ordinary asset management and does not derive benefits from the ordinary shares or ADSs that are taxable as benefits from other activities in the Netherlands.
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
iin the case of a gift of ordinary shares or ADSs by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or
iithe transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Quantitative and Qualitative Disclosures about Market Risk
Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board of Directors is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. Refer to Note 26 of the Annual Financial Statements.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures which are designed to ensure that information which requires disclosure in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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
Based on such evaluation and the effective remediation of prior year material weaknesses in our internal control over financial reporting, our CEO and our CFO have concluded that our disclosure controls and procedures are effective as of December 31, 2025, related to accounting for complex, non-routine transactions, and corporate income tax, as well as the material weaknesses in the components of the COSO framework (control environment, control activities, and monitoring).

Remediation of Previously Disclosed Material Weaknesses
As of December 31, 2025, we have effectively remediated the two material weaknesses previously disclosed in Form 20-F for the year-ended December 31, 2024 and the related material weaknesses in the COSO Framework.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
During the fiscal year ended December 31, 2025, we implemented a comprehensive remediation program which further strengthened our overall control environment. We actively took steps to execute our remediation plan using the following measures, amongst others:
•We completed a root-cause analysis to assess the true reasons for prior failures, while proactively working with all stakeholders to address each issue at the core.
•Using our risk assessment procedures, we identified areas requiring additional attention, and accordingly, we provided targeted focus and support to redesign the controls in these areas.
•The control owners and preparers for the areas which caused prior year’s material weaknesses were re-trained and as a result, there were enhanced control procedures and better-quality documentation.

•All assumptions provided by external specialists and which were included in our position papers to address the accounting for complex, non-routine transactions and the calculation of corporate income tax provisions, were thoroughly reviewed by all control preparers and control owners, prior to subsequent discussions with our external auditors.
•Throughout the year, we coordinated and increased the number of cross-functional meetings with various stakeholders, including external consultants, to proactively help identify and address issues or errors.
•Provided additional training and guidance for relevant personnel performing control procedures in these areas.
•Conducted testing of relevant internal control procedures in these areas earlier in the year, thereby confirming that they are operating as intended.

We believe that the above remediation measures address the material weaknesses in both the business process level controls related to accounting for complex, non-routine transactions, and corporate income tax, as well as the material weaknesses in the components of the COSO framework (control environment, control activities, and monitoring).

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
As of December 31, 2025, our management assessed the effectiveness of our internal controls over financial reporting. In making this assessment, we used the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO framework”). As of December 31, 2025, and based on our assessment under these criteria, including an assessment of the five components of the COSO framework (control environment, risk management, control activities, information and communication and monitoring), at the entity level and across our business and IT processes, management has determined that, our internal controls over financial reporting were effective.

C. Attestation Report of the Registered Public Accounting Firm
This Annual Report includes an attestation report of the registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pharming Group N.V. and subsidiaries (the "Company") as at December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated April 1, 2026, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Accountants B.V.

Eindhoven, The Netherlands
April 1, 2026

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

We intend to disclose any amendment to the Code of Conduct, or any waivers of its requirements, in our Annual Reports on Form 20-F. For the year ended December 31, 2025, we did not grant any waivers of the Code of Conduct.

Item 16 C. Principal Accountant Fees and Services
Deloitte Accountants B.V., or Deloitte, has served as our independent registered public accounting firm for 2025 and 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Amounts in $ ‘000	2025	2024
Audit Fees	(1,906)	(1,690)
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	(1,906)	(1,690)
“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the SEC. For the fiscal year ended December 31, 2025, and 2024, the aggregate fees billed for audit services by Deloitte were $1.9 million and $1.7 million, respectively.
“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures. For the fiscal years ended December 31, 2025 and 2024, there were no fees billed for assurance and related services by Deloitte.

“Tax Fees” consist of tax consultations, such as advice in connection with employees’ taxation arising from share-based compensation. For the fiscal years ended December 31, 2025 and 2024, there were no fees billed for tax compliance and tax planning by Deloitte.

“All Other Fees” consist of advisory services such as the adoption or application of IFRS. For the fiscal years ended December 31, 2025 and 2024, there were no fees billed by Deloitte for other non-audit professional services.
Pre-Approval Policies and Procedures
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The Audit Committee reviewed and discussed the external auditor’s 2025 audit plan (including proposed fees). The Audit Committee approved the 2025 audit plan at the meeting held on July 29, 2025. The 2025 Audit Plan was also shared and discussed with the full Board of Directors.
In accordance with the Audit Committee Charter, as published on the Company’s website www.pharming.com/aboutus/corporategovernance, the Audit Committee monitors compliance with the Dutch and U.S. rules on non-audit services provided by an independent registered public accounting firm. Accordingly, the Audit Committee shall pre-approve all audit services to be provided to the Company, and all other services (review, attest and non-audit) to be provided to the Company by the external auditor, to the extent permitted under applicable law, provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. The Audit Committee did not have to approve non-audit services by Deloitte in 2025.
Deloitte was appointed by the general meeting of shareholders held on June 11, 2025, as external auditor for the financial year 2025. Deloitte has served as external auditor for seven years in total.

During its meeting on March 31, 2026, the Audit Committee discussed and confirmed the independence of the external auditor.

Item 16 D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended December 31, 2025, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

Item 16 K. Cybersecurity

Risk Management and Strategy
We have established physical, electronic and organizational measures to safeguard and secure our systems and facilities to prevent an information compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result, a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks, attachments to emails, persons inside our organization (including employees or contractors), lost or stolen devices, or persons with access to systems inside our organization. We also perform third-party cybersecurity risk assessments for service providers and others outside the organization. For instance, when a third-party vendor is involved in processing personal data, we assess their administrative, physical and technical to evaluate their compliance with our company policies and applicable regulatory requirements. We also review and assess internal initiatives that involve the processing of personal data.
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
2.4
Trust Deed constituting €100,000,000 4.50 per cent Convertible Bonds due 2029, dated as of 25 April 2024, by and between the registrant and BNY Mellon Corporate Trustee Services Limited. (incorporated by reference to Exhibit 2.4 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 3, 2025).#

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

4.6	License and Collaboration Agreement, dated as of April 28, 2017, by and between YungJin Pharm Co., Ltd. and NEUROVIVE Pharmaceuticals AB (PUBL)†
8.1	List of subsidiaries of the registrant as per December 31, 2025
11.1
Market Abuse Prevention Policy of the Company (incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 3, 2025)

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

Pharming Group N.V.
/s/ Fabrice Chouraqui, Pharm, MBA
——————————————
By: Fabrice Chouraqui, PharmD, MBA
Title: Chief Executive Officer
Date: April 1, 2026

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2025, 2024, and 2023

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pharming Group N.V. and subsidiaries (the "Company") as at December 31, 2025 and 2024 the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IASB.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter
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
Intangible assets - Valuation of the KL1333 license acquired in a business combination - Refer to Notes 2.5, 3 and 10 to the financial statements
Critical Audit Matter Description
The Company acquired 88.9% of the voting shares of Abliva AB on February 14, 2025, followed by the acquisition of the remaining shares on June 18, 2025. The Company accounted for the acquisition under the
F-2

acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. Through this acquisition, the Company obtained exclusive global rights, (excluding South Korea and Japan) to develop and commercialise napazimone (KL1333), valued at USD 61.1 million. The KL1333 licence was the principal intangible asset recognised in the purchase price allocation under IFRS 3 and was measured at fair value using a probability‑adjusted discounted cash flow approach.
The initial fair value measurement of the acquired KL1333 licence required significant judgement and estimation. These significant assumptions and judgements include:
•Management’s long-term revenue forecasts;
•The development timelines and commercialization prospects, which include the probability of regulatory success and the expected timing of obtaining regulatory approvals; and
•The discount rate applied to future cash flows.
Given the complexity of this estimate and the judgements necessary to develop this estimate, auditing this estimate required both extensive audit effort and a high degree of auditor judgement when performing auditing procedures and evaluating the results of those procedures, and therefore we identified the valuation of the KL1333 license as a critical audit matter.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions and judgements made by management in the initial determination of the valuation of the KL1333 license included the following, amongst others:
•We tested the effectiveness of controls over the valuation of the intangible asset, including management’s controls over the valuation model used, management’s long-term revenue forecast, development timelines and commercialization prospects including the expected timing of obtaining regulatory approvals and selection of the discount rate.
•We held inquiries with management to understand management’s business process for determining the initial valuation of the intangible asset.
•We worked with our fair value specialists to assist us in testing the appropriateness of the Company’s valuation model, method, date and assumptions used, to determine the initial fair value of the KL1333 license in accordance with IFRS 3.
•We tested the appropriateness of management’s long-term revenue forecast by comparing these assumptions to underlying source data, market information and internal clinical information about the progress of the drug development.
•We assessed management's estimates of the probability and timing of achieving regulatory approvals by comparing this assumption to publicly available research information for mitochondrial disease and regulatory approval timelines and success rates.
•We evaluated the Company’s historical accuracy of estimating the forecasted performance of drugs in development through retrospective reviews by comparing the prior years’ forecasts of Joenja and Ruconest to actual performance.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and discount rate by:
▪Testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation.
▪Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte Accountants B.V.
Eindhoven, the Netherlands
April 1, 2026
We have served as the Company’s auditor since 2019.

F-3

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31,

Amounts in $ ‘000	Notes	2025	2024	2023
Revenues	5	376,134	297,200	245,316
Costs of sales	7	(45,500)	(35,399)	(25,212)
Gross profit		330,634	261,801	220,104
Other income	6	6,528	2,177	23,349
Research and development		(100,367)	(83,147)	(68,914)
General and administrative		(79,958)	(70,650)	(55,877)
Marketing and sales		(130,995)	(118,802)	(124,049)
Other Operating Costs	7	(311,320)	(272,599)	(248,840)
Operating profit / (loss)		25,842	(8,621)	(5,387)
Fair value gain (loss) on revaluation	13, 18	2,345	4,990	(930)
Other finance income	8	2,176	6,843	3,663
Other finance expenses	8	(18,140)	(9,944)	(9,069)
Finance (cost) / gain, net		(13,618)	1,889	(6,336)
Share of net profits / (loss) in associates using the equity method	13	623	(1,760)	(289)
Profit / (loss) before tax		12,847	(8,492)	(12,012)
Income tax (expense) / credit	9	(10,310)	(3,349)	1,464
Profit / (loss) for the year		2,538	(11,841)	(10,548)
Attributable to:
Equity holders of the parent		2,851	(11,841)	(10,548)
Non-controlling interests		(313)	—	—
Basic (loss) / earnings per share ($)	27	0.004	(0.018)	(0.016)
Diluted (loss) / earnings per share ($)	27	0.004	(0.018)	(0.016)
The Notes are an integral part of these financial statements.

F-4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31,

Amounts in $ ‘000	Notes	2025	2024	2023
Profit (loss) for the year		2,538	(11,841)	(10,548)
Currency translation differences	28	29,060	(11,980)	5,936
Items that may be subsequently reclassified to profit or loss		29,060	(11,980)	5,936
Fair value remeasurement investments	13.3, 28	—	79	1,167
Items that shall not be subsequently reclassified to profit or loss		—	79	1,167
Other comprehensive income (loss), net of tax		29,060	(11,901)	7,103
Total comprehensive income (loss) for the year		31,598	(23,742)	(3,445)
Attributable to:
Equity holders of the parent		31,828	(23,742)	(3,445)
Non-controlling interests		(230)	—	—
The Notes are an integral part of these financial statements.
F-5

CONSOLIDATED BALANCE SHEET
As at December 31,

Amounts in $ ‘000	Notes	2025	2024
Non-current assets
Intangible assets	10	135,538	61,039
Property, plant and equipment	11	7,233	7,752
Right-of-use assets	12	16,738	16,382
Long-term prepayments		94	90
Deferred tax assets	9	31,017	30,544
Investment accounted for using the equity method	13	1,944	466
Investment in debt instruments designated as at FVTPL	13	6,703	3,767
Restricted cash	15	1,227	1,505
Total non-current assets		200,495	121,545
Current assets
Inventories	16	64,902	55,724
Trade and other receivables	17	54,704	54,823
Restricted cash	15	761	—
Marketable securities	14	33,796	112,949
Cash and cash equivalents	15	145,305	54,944
Total current assets		299,469	278,440
Total assets		499,963	399,985

Equity
Share capital		8,009	7,769
Share premium		513,257	488,990
Other reserves		28,819	(209)
Accumulated deficit		(272,983)	(275,489)
Total equity	28	277,102	221,061
Non-current liabilities
Convertible bonds	18	92,719	78,154
Lease liabilities	20	14,351	26,968
Total non-current liabilities		107,070	105,122
Current liabilities
Convertible bonds	18	5,336	4,245
Provisions	19	1,187	—
Trade and other payables	21	105,899	66,611
Lease liabilities	20	3,369	2,946
Total current liabilities		115,791	73,802
Total equity and liabilities		499,963	399,985
The Notes are an integral part of these financial statements.
F-6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to equity holders of the parent
Amounts in $ ‘000	Notes	Share capital	Share premium	Other reserves	Accumulated deficit	Subtotal	Non-controlling interest	Total equity
Balance at January 1, 2023		7,509	462,297	(8,737)	(256,431)	204,638	—	204,638
Profit (loss) for the year		—	—	—	(10,548)	(10,548)	—	(10,548)
Other comprehensive income (loss) for the year		—	—	7,103	—	7,103	—	7,103
Total comprehensive income (loss) for the year		—	—	7,103	(10,548)	(3,445)	—	(3,445)
Other reserves	28	—	—	(423)	423	—	—	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	204	204	—	204
Share-based compensation	22, 28	—	—	—	9,251	9,251	—	9,251
Options exercised / LTIP shares issued	28	160	16,134	—	(8,161)	8,133	—	8,133
Total transactions with owners, recognized directly in equity		160	16,134	(423)	1,717	17,588	—	17,588
Balance at December 31, 2023		7,669	478,431	(2,057)	(265,262)	218,780	—	218,781
Profit (loss) for the year		—	—	—	(11,841)	(11,841)	—	(11,841)
Movement in reserves	28	—	—	1,555	(1,555)	—	—	—
Other comprehensive income (loss) for the year		—	—	(11,901)	—	(11,901)	—	(11,901)
Total comprehensive income (loss) for the year		—	—	(10,346)	(13,395)	(23,741)	—	(23,742)
Income tax expense from excess tax deductions related to share-based payments	28	—	—	—	(66)	(66)	—	(66)
Movement in reserves	28	—	—	(31)	31	—	—	—
Share-based compensation	22, 28	—	—	—	11,248	11,248	—	11,248
Options exercised / LTIP shares issued	22	100	10,559	—	(8,044)	2,615	—	2,615
Value of conversion rights of convertible bonds, net of tax	18	—	—	12,225	—	12,225	—	12,225
Total transactions with owners, recognized directly in equity		100	10,559	12,194	3,169	26,022	—	26,022
Balance at December 31, 2024		7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the year		—	—	—	2,851	2,851	(313)	2,538
Other comprehensive income (loss) for the year		—	—	28,977	—	28,977	83	29,060
Total comprehensive income (loss) for the year		—	—	28,977	2,851	31,828	(230)	31,598
Income tax expense from excess tax deductions related to share-based payments	28	—	—	—	1,343	1,343	—	1,343
Movement in reserves	28	—	—	(32)	32	—	—	—
Share-based compensation	22, 28	—	—	—	13,766	13,766	—	13,766
Options exercised / LTIP shares issued	22	241	24,266	—	(14,581)	9,926	—	9,926
Acquisition of a subsidiary	4	—	—	—	—	—	7,285	7,285
Capital contributions to a subsidiary with non-controlling interests		—	—	—	(706)	(706)	706	—
Acquisition of non-controlling interests	28	—	—	83	(198)	(115)	(7,761)	(7,876)
Total transactions with owners, recognized directly in equity		241	24,266	51	(345)	24,213	230	24,443
Balance at December 31, 2025		8,009	513,257	28,819	(272,983)	277,102	—	277,102
The Notes are an integral part of these financial statements.
F-7

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in $ ‘000	Notes	2025	2024	2023
Profit (loss) before tax		12,847	(8,492)	(12,012)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	7,10,11,12	11,216	16,070	15,925
Equity settled share based payments	28	13,766	11,248	9,251
Fair value loss (gain) on revaluation	13, 18	(2,345)	(4,990)	930
Gain on disposal from PRV sale	6	—	—	(21,279)
Loss (gain) on disposal of leases	12, 20	(3,733)	22	—
Other finance income	8	(2,176)	(6,843)	(3,663)
Other finance expenses	8	17,901	9,887	9,069
Share of net losses (gains) in associates using the equity method	13	(623)	1,758	289
Other		—	—	(1,079)
Operating cash flows before changes in working capital		46,853	18,660	(2,569)

Changes in working capital:
Inventories	16	(1,288)	(503)	(14,434)
Trade and other receivables	17	(3,355)	(6,783)	(18,539)
Payables and other current liabilities	21	14,126	(2,769)	16,228
Provisions	19	1,187	—	—
Restricted cash	15	(285)	(17)	(216)
Total changes in working capital		10,385	(10,072)	(16,961)

Interest received	8	2,069	5,201	2,883
Income taxes received (paid)	9	(4,599)	(15,584)	(655)

Net cash flows generated from (used in) operating activities		54,708	(1,795)	(17,302)
Capital expenditure for property, plant and equipment	11	(749)	(790)	(1,437)
Proceeds on PRV sale	6	—	—	21,279
Investment intangible assets	10	(6)	(6)	(27)
Disposal of investment designated as at FVOCI	13	224	2,098	—
Investment in associates using the equity method	13	(739)	—	—
Purchases of marketable securities	14	(2)	(284,314)	(382,014)
Proceeds from sale of marketable securities	14	85,001	314,630	232,811
Acquisition of a subsidiary, net of cash acquired	4	(57,476)	—	—
Net cash flows generated from (used in) investing activities		26,252	31,618	(129,388)
Payment of lease liabilities	20	(4,245)	(4,008)	(4,038)
Interests on lease liabilities	20	(1,130)	(1,141)	(1,088)
Net proceeds of issued convertible bonds	18	—	104,539	—
Repurchase of convertible bonds	18	—	(134,924)	—
Interests on convertible bonds	18	(5,067)	(4,457)	(4,046)
Acquisition of non-controlling interests	4	(7,876)	—	—
Exercise of share-based compensation awards	22	19,813	5,579	8,133
Net cash flows generated from (used in) financing activities		1,495	(34,412)	(1,039)

Increase (decrease) of cash		82,454	(4,589)	(147,729)
Exchange rate effects		7,907	(2,208)	2,128

Cash and cash equivalents at January 1	15	54,944	61,741	207,342

Total cash and cash equivalents at December 31		145,305	54,944	61,741
The Notes are an integral part of these financial statements.
F-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.CORPORATE INFORMATION
Pharming Group N.V., hereafter “the Company,” “the Group” or “Pharming,” is a global biotechnology company that develops and commercializes innovative therapies for rare and ultra-rare disease with significant unmet need. We focus on immunological and genetic conditions where out scientific and commercial expertise can help advance care over the long term. Pharming is headquartered in Leiden, the Netherlands, with a significant proportion of its employees based in the U.S.
The consolidated financial statements of Pharming for the year ended December 31, 2025 and were authorized for issue in accordance with a resolution of the Board of Directors on April 1, 2026. The financial statements are subject to adoption by the Annual General Meeting of shareholders, which has been scheduled for May 28, 2026.
The headquarters and registered office of Pharming Group N.V. are located at:

Darwinweg 24
2333 CR Leiden
The Netherlands
2.ACCOUNTING PRINCIPLES AND POLICIES
2.1.BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION
The consolidated financial statements are prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board, or IASB. The consolidated financial statements provide a general overview of our activities and the results achieved and have been prepared on a going concern basis.
Management exercises its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.5 Material accounting judgments and estimates.
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
The Group's consolidated financial statements have been prepared on a going concern basis.
The 2025 year-end balance of cash and cash equivalents, restricted cash and marketable securities of $181.1 million is expected to fund the Company for more than twelve months from the date of this report.

During 2025, the Company's operating cash flows improved strongly compared to 2024, reflecting the continued strength of RUCONEST® revenues, sustained growth of Joenja® (leniolisib), and increased operational efficiencies. This improvement in underlying cash generation further supports the Group’s assessment of its liquidity position.
Following regulatory approvals of Joenja® (leniolisib) and the acquisition of Abliva AB in early 2025, the Company has increased investments in strengthening its commercial function and pipeline development. While this investment initially reduced the overall cash position, they are expected to support long‑term revenue
F-9

growth and operational scalability. The Company expects to make further investments in the acquired pipeline over the coming years, which will temporarily reduce cash resources and affect results in 2026. The Company remains confident in the robustness of RUCONEST® sales, growth and expansion of Joenja® sales and the expansion of its pipeline.
Presently, however, no further assurance can be given on either the timing or size of future profits.
In addition, in the event that the Company needs to raise capital by issuing additional shares, shareholders' equity interests may be diluted as to voting power, and their interests as to value will depend on the price at which such issues are made. The Company sees no further need to raise capital to support its current operations, but may take an opportunity to do so in either equity issue or through an expansion of the current convertible debt or to raise debt, or through a combination of such instruments, to support an acquisition or in-licensing of additional assets, if appropriate terms can be obtained that are in the best interests of shareholders.
Macro-economic developments like pressure on energy supply, increased inflation and higher interest rates have an impact on Pharming and are managed by price increases on our products in line with CPI development and fixed interest on our convertible bond.
Overall, based on the outcome of this assessment, Pharming's 2025 financial statements have been prepared on the basis of a going concern assumption and no material uncertainties exist that may cast significant doubt on the Group’s ability to continue as a going concern. Notwithstanding their belief and confidence that Pharming will be able to continue as a going concern, the Executive Directors and Officers emphasize that the actual cash flows may potentially ultimately deviate up or down from our projections due to various reasons. In the absence of unforeseen significant events outside of our control such as banning of the product from sale in a major market, the Executive Directors and Officers believe that the Company will have more than sufficient resources to meet all obligations within the next 12 months after the date of these financial statements.

2.2.New and revised IFRS standards
The Company applied for the first-time certain amendments, which are effective for annual periods beginning on or after January 1, 2025, as disclosed below.
•Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability

Its adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but are not yet effective.

The new and amended standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Group's financial statements, which the Group intends to adopt, if applicable, when they become effective, are disclosed below.

At the date of authorisation of these financial statements, the company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:
•Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments
•Annual Improvements to IFRS Accounting Standards – Volume 11: Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows
•Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity
•IFRS 18: Presentation and Disclosures in Financial Statements
•IFRS 19: Subsidiaries without Public Accountability: Disclosures

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

IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss;
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and
•improve aggregation and disaggregation.

While recognition and measurement of items will remain unchanged, the presentation in the consolidated statement of income will be affected. In addition, the cash flow statement will also be effected, as well as the disclosures related to these statements. New disclosure requirements are expected to include the management‑defined performance measures and a breakdown of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss for certain nature expenses. Lastly, for the first annual period of application of IFRS 18, a reconciliation for each line item in the statements of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.
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
2.3.Basis of consolidation
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
Non-controlling interests in subsidiaries are identified separately from the group’s equity therein. The carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent entity and to the non-controlling interests. Changes in the group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent entity.

The following table provides an overview of the consolidated subsidiaries at December 31, 2025:

Entity	Registered office	Investment %
Pharming Americas B.V.	The Netherlands	100%
Pharming Intellectual Property B.V.	The Netherlands	100%
Broekman Instituut B.V.	The Netherlands	100%
Pharming Healthcare, Inc.	The United States	100%
ProBio, Inc.	The United States	100%
Pharming Technologies B.V.	The Netherlands	100%
Pharming Research & Development B.V.	The Netherlands	100%
Pharming Australia Pty Ltd	Australia	100%
Pharming UK Ltd	The United Kingdom	100%
Pharming Germany GmbH*	Germany	100%
Pharming France SAS*	France	100%
Abliva AB**	Sweden	100%
Abliva, Inc.***	The United States	100%

* This entity was acquired in February 2025
** This entity was established in November 2025
*** This entity is dissolved in January 2026
2.4. Accounting principles and policies
Foreign currency translation
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

	December 31, 2025	Average 2025	December 31, 2024	Average 2024	December 31, 2023	Average 2023
EUR/USD	1.1713	1.1259	1.0350	1.0804	1.1002	1.0790
AUD/USD	0.6699	0.6442	0.6224	0.6596	Not used	Not used
GBP/USD	1.3455	1.3181	1.2488	1.2772	Not used	Not used
SEK/USD	0.1083	0.1018	Not used	Not used	Not used	Not used
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
The remaining amortization periods for intangible assets at December 31, 2025 are:

Amortization period
Category	Description	Total	Remaining
RUCONEST® for HAE (EU)	RUCONEST® for HAE (EU) development costs	10 years	Fully amortized
RUCONEST® license	RUCONEST® license for HAE (US)	20 years	11 years
RUCONEST® license	RUCONEST® license for HAE (EU)	7 years	1 year
JOENJA® license	JOENJA® license for APDS	14 years	11 years
KL1333 license	KL1333 license for mitochondrial disease	N/A	N/A
Goodwill	Goodwill on acquisition Abliva AB	N/A	N/A
Software	Software development costs	3 to 5 years	1 to 5 years
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
Financial assets held to maturity are measured at amortized cost in the manner described in Note 13. Investments.
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

Marketable securities are measured as financial assets in the manner described in Note 14. Marketable securities.
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
A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.
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
Other income
Other income consists of gains upon sales of investment in associates, income from government grants, gains from early termination or modification of lease agreements, and gain on the sale of the Rare Pediatric Disease Priority Review Voucher (PRV).
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

Gains arising from the early termination or modification of lease arrangements are recognized in Other income in accordance with IFRS 16. Such gains represent the difference between the carrying amounts of the related right‑of‑use assets and lease liabilities derecognized and any consideration paid or received as part of the termination. Further details are provided in note 12. Right-of-use assets. If the termination or modification of lease arrangements result in a loss, it is included in Other operating cost.

Employee retention credits represent refundable government incentives designed to support employment. These amounts are recognized in Other income when the Company has complied with the relevant conditions and receipt is reasonably assured. As these credits do not relate to the Company's ordinary revenue‑generating activities, they are presented within Other income.

Other income may also include incidental receipts such as regulatory milestone payments or similar items. Such income is recognized when the Company becomes entitled to the amount, the related performance obligations (if any) have been satisfied, and collection is probable.

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
Share-based payment

The costs of option plans are measured by reference to the fair value of the options on the date on which the options are granted. The fair value is determined using the Black-Scholes model. The costs of these options are recognized in the income statement (other operating costs) during the vesting period, together with a corresponding increase in equity (other reserves). If required, the estimate of the number of equity instruments expected to vest is revised on a yearly basis. The impact of this revision is reflected in the statement of profit & loss (other operating costs) and statement of changes in equity. Share-based payment charges do not affect liabilities or cash flows in the year of expense since all transactions are equity-settled.
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
Restricted Stock Unit Plan
For a limited number of employees, restricted stock units are granted free of charge. A maximum number of predetermined shares vest four years after the grant date, provided that the participant to the long-term incentive plan is still in service (continued employment condition).
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
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in 2025 and has none at the date of this report.
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
2.5 Material accounting judgments and estimates
The preparation of financial statements requires judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions that have a risk of causing an adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Judgments:

Biological Assets

The Group's manufacturing process utilizes transgenic rabbits to produce this human recombinant protein in their milk. The rabbits are raised at specialized and regulator approved facilities with high standards of animal husbandry, welfare and security.

The Board of Directors has assessed the accounting for these biological assets under IAS 41: Agriculture, and concluded that the recognition criteria in IAS 41.10(c) are not met as the fair value or cost of the asset cannot be measured reliably due to their uniqueness and very special transgenic nature. The cost associated with raising, nurturing and milking the rabbits are expensed in profit or loss as incurred.

Estimates:
Revenue - U.S. Revenue Rebate Accruals
Revenue is recognized when control has been transferred to the customer. Revenue is reduced by chargebacks and rebates for government healthcare programs, discounts to specialty pharmacies and wholesalers, and product returns given or expected to be given, which vary by patient groups, which represent variable revenue constraints under IFRS 15. Chargebacks and rebates for healthcare programs depend upon the submission of claims sometime after the initial recognition of the sale. The liability for this variable consideration is made, at the time of sale, for the estimated chargebacks and rebates, mainly U.S. Medicaid, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of patient groups. As multiple variables impact the accrual, no sensitivity analysis has been performed. The level of these liabilities is being reviewed and adjusted regularly in the light of contractual and legal obligations, historical charges and trends, past experience and projected mixtures of patient groups. The Group acquires this information from both internal resources and external parties.
Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
Identification and measurement of assets acquired and liabilities assumed on acquisition of Abliva AB
In 2025, the Group completed the acquisition of Abliva AB (see Note 3). The identification and measurement of the identifiable assets acquired and liabilities assumed required the application of significant management judgment, particularly in determining the fair value of the napazimone (KL1333) license using a probability‑adjusted discounted cash flow model. These estimates involved key assumptions regarding long‑term revenue forecasts, development timelines, commercialization prospects, and discount rates as well as timing of regulatory approvals. Given the sensitivity of the valuation to these assumptions, the purchase price allocation represents an area of significant accounting judgment. Further details on the acquisition and the related purchase price allocation are included in Note 3.
3.BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS

Acquisition of Abliva AB
On February 14, 2025, the Group acquired 88.9% of the voting shares of Abliva AB (“Abliva”), a listed company based in Sweden. Abliva is a biotechnology company, based in Lund, Sweden, focused on developing medicines for the treatment of mitochondrial disease. Pharming acquired Abliva to further strengthen the clinical pipeline, aligning with our vision to become a leading global rare disease company. By June 18, 2025, Pharming obtained 100% of the shares of Abliva. This disclosure provides the financial information relating to the business combination.
At initial recognition, Pharming elected to measure the non-controlling interests in Abliva as a proportionate share of the identifiable assets.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Abliva as at the date of acquisition were:

Amounts in $ ‘000	Fair value recognized on acquisition
Intangible assets: KL1333	61,114
Intangible assets: Software	75
Deferred tax assets	12,397
Investments in equity instruments designated at FVTOCI	210
Trade and other receivables	1,591
Cash and cash equivalents	2,610
Assets	77,997
Deferred tax liability	(12,397)
Trade and other payables	(1,244)
Liabilities	(13,641)
Total identifiable net assets at fair value	64,356
Non-controlling interest	(7,285)
Goodwill arising on acquisition	2,903
Purchase consideration transferred	59,974

Abliva’s lead product, KL1333 (currently known as napazimone), a regulator of the essential co-enzymes NAD⁺ and NADH, is in a pivotal clinical study (FALCON) in adult patients with genetically confirmed primary mitochondrial disease (PMD) with mitochondrial DNA (mtDNA) mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. Over 30,000 patients diagnosed with mtDNA mitochondrial disease would be potentially addressable by napazimone (KL1333) in the U.S., EU4 (France, Germany, Italy, Spain) and the UK. Napazimone (KL1333) has shown positive clinical effects in a proof-of-concept Phase 1b study, and a pre-planned interim analysis of the ongoing pivotal FALCON trial demonstrated promising differences over placebo in both alternate primary efficacy endpoints. Napazimone (KL1333) has received Fast Track designation in the U.S. and Orphan Drug Designation for the treatment of PMD in the U.S. and EU.

The KL1333 license agreement was identified as the key intangible asset acquired in the Abliva transaction, reflecting its status as the primary source of future economic benefits. The fair value of this asset was determined using a probability‑adjusted discounted cash flow approach (MEEM), incorporating long‑term revenue expectations, milestone and royalty obligations. Identified intangible asset value of Abliva resides in the exclusive global commercialization rights embedded in the license agreement. This analysis resulted in a fair value of USD 61.1 million at the acquisition date.

As part of the acquisition of Abliva, Pharming obtained 84,444 shares in Isomerase Therapeutics Limited (“Isomerase”), representing approximately 10% of its outstanding shares. Isomerase is a privately held U.K.-based synthetic biology firm and a former strategic partner of Abliva AB. The investment was initially measured at fair value and subsequently sold to Isomerase in November 2025 for GBP 168,888 ($0.2 million) within the IFRS 3 measurement period.

Trade and other receivables primarily comprise short-term investments of surplus cash, placed in interest-bearing deposits with original maturities of three to nine months. These deposits matured in February 2025, at which point the funds were received as cash.

The deferred tax liability mainly arises from the recognition of the intangible asset napazimone (KL1333), reflecting the associated tax effects.

The goodwill recognized as a result of the business combination represents the optionality for Pharming to resume research projects outside of KL1333, as well as the fair value of the acquired workforce, which does not qualify for separate recognition on the balance sheet.

Loss before tax generated by Abliva and included in the consolidated Statement of Income from February 14, 2025 to December 31, 2025 was $26.9 million. If the combination had taken place at the beginning of the year, the profit before tax for the Group would have been $27.4 million. Abliva did not contribute any revenue during 2025.
Acquisition of remaining interest in Abliva
In the period from February 14, 2025, to June 18, 2025, Pharming acquired the remaining 11.1% interest in the voting shares of Abliva, thereby increasing its ownership to 100%. A cash consideration of $7.9 million was paid to the non-controlling shareholders. Upon acquisition, the accumulated other comprehensive income from currency translation differences ($0.1 million) attributed to the non-controlling interest was reclassified to other reserves. The excess of the cash consideration paid over the carrying amount of the acquired non-controlling interest after reclassifying the accumulated other comprehensive income, an amount of $0.2 million, has been recognized directly in accumulated deficit in equity. Following the acquisition of the remaining interest in Abliva, the total consideration in cash amounts to $68.0 million in 2025 based on the price of SEK 0.45 paid per share.
Analysis of cash flows on acquisition

Amounts in $ ‘000
Acquisition of a subsidiary (included in cash flows from investing activities)	(60,087)
Net cash acquired with the subsidiary (included in cash flows from investing activities)	2,611
Acquisition-related costs of the acquisition (included in cash flows from operating activities)	(11,263)
Acquisition of non-controlling interests (included in cash flows from financing activities)	(7,876)
Net cash flow on acquisition	(76,615)

Acquisition-related costs of $10.3 million were expensed in the period and included within other operating costs in the Consolidated Statement of Income. Moreover, acquisition-related costs of $1.0 million were expensed in the year ended December 31, 2024 related to this acquisition.
4.SEGMENT INFORMATION
Operating segments are components of the Company that engage in business activities from which it may incur expenses, for which discrete financial information is available and whose operating results are evaluated regularly by the Company's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance. The Executive Members of the Board of Directors are considered the CODM.
CODM reviews the Company's results under four operating segments based on a combination of the products that the Company has launched - RUCONEST® and Joenja®, and the main geographies where sales are consummated - focused on the U.S. and reporting, in aggregate, Europe and Rest of the World ("RoW"). The four operating segments correspond to each of its four reportable segments for financial reporting purposes.
The CODM reviews revenues and gross profit to assess the performance of their operating segments. The CODM does not review financial information on a segmental basis below gross profit, and balance sheet information is not allocated to the company's reportable segments. There are no intersegment sales.
Total revenues and gross profit per each operating and reportable segment for the period ended for the years ended December 31, 2025, 2024 and 2023 are:

Amounts in $ ‘000	2025			2024			2023
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
US	311,672	50,074	361,746	246,649	40,500	287,149	221,213	17,894	239,107
Europe and RoW	6,249	8,139	14,388	5,590	4,461	10,051	5,921	288	6,209
Total revenues	317,921	58,213	376,134	252,239	44,961	297,200	227,134	18,182	245,316
Gross profit:
US	284,542	39,775	324,317	221,093	35,136	256,229	202,441	15,417	217,858
Europe and RoW	(926)	7,243	6,317	1,126	4,446	5,572	2,026	220	2,246
Total gross profit	283,616	47,018	330,634	222,219	39,582	261,801	204,467	15,637	220,104

Non-current assets (excluding deferred tax assets) with a carrying amount of $163.9 million are located in the Netherlands and $5.6 million are located outside the Netherlands.
5.REVENUE
The revenue fully relates to the transfer of goods and is recognized at a point in time when the goods have been delivered to the customer.
For the years ended December 31, 2025 and 2024, the sales of RUCONEST® in the U.S. market were $311.7 million and $246.6 million, respectively. In 2023, the sales of RUCONEST® in the U.S. market were $221.2 million. Revenues of RUCONEST® in Europe and Rest of the World amounted to $6.2 million in 2025, $5.6 million in 2024 and $5.9 million in 2023.
Sales of Joenja® worldwide in 2025 were $58.2 million compared to $45.0 million in 2024 and $18.2 million in 2023. Revenues of Joenja® in Europe and Rest of World amounted to $8.1 million in 2025 compared to $4.5 million in 2024 and $0.3 million in 2023.These revenues include UK commercial sales and revenue from Named Patient Programs.
Two U.S. customers represented approximately $290.9 million, or 77%, of our net revenues in 2025, per customer $156.2 million and $134.7 million respectively. In 2024 these two U.S. customers represented approximately $227.7 million, or 77%, of our net revenues, per customer $134.8 million and $92.9 million respectively. In 2023 these two U.S. customers represented approximately $204.3 million, or 83%, per customer $108.4 million and $95.9 million respectively. These customers are specialty pharmacies that are specialized in distribution of pharmaceuticals in our and competitors' disease area and distribute our product.
6.OTHER INCOME

Amounts in $ ‘000	2025	2024	2023
Gain on lease termination	3,877	—	—
Grants	1,076	2,106	1,784
Employee retention credit refunds	1,341	—	—
Proceeds from PRV sale	—	—	21,279
Other	234	71	286
Total	6,528	2,177	23,349

The gain on lease termination relates to the early termination of the DSP facility lease at Pivot Park in Oss. Further information on the related right‑of‑use assets and lease arrangements is disclosed in Note 12. Right-of-use Assets.

The received grants amounted to $1.1 million in 2025 ($2.1 million in 2024 and $1.8 million in 2023). The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.

In 2025, the Company received refunds of $1.3 million from the U.S. Treasury under the Employee Retention Credit (ERC) program. These refunds relate to claims filed for the 2020 tax year.

The employee retention credit funds relate to US Treasury checks for employee retention credit refunds for 2020
The remaining other income of $0.2 million consists primarily out of a regulatory milestone receipt for a clinical trial permit.
7.EXPENSES BY NATURE
Costs of sales
Costs of sales in 2025, 2024 and 2023 were as follows:

Amounts in $ ‘000	2025	2024	2023
Cost of inventories recognized as expenses	(31,972)	(25,645)	(21,404)
Royalty fees	(5,793)	(4,907)	(2,145)
Sales milestone	(5,000)	—	—
Obsolete inventory impairments	(2,735)	(4,847)	(1,663)
Total	(45,500)	(35,399)	(25,212)
Pharming expensed royalty fees and sales milestones to Novartis on Joenja® sales, amounting to $10.8 million in 2025, $4.9 million in 2024 and $2.1 million in 2023. See Note 25. Commitments and contingencies for further information on the royalty fees to Novartis.

The sales milestone relates to achieving first‑time annual net sales of $50.0 million for Joenja®. After a sales threshold has been reached for the first year, the milestone payment for that threshold does not recur, see Note 25. Commitments and contingencies.
Obsolete inventory impairment stems from products no longer eligible for commercial sales which required a reduction in the valuation of the inventories to the lower net realizable value. Impairments related to inventories designated for commercial activities in 2025, 2024 and 2023 amounted to a charge of $2.7 million, $4.8 million and $1.7 million, respectively.

Other operating costs
Other operating costs in 2025, 2024 and 2023 were as follows:

Amounts in $ ‘000	2025	2024	2023
Employee costs	(127,359)	(104,186)	(92,524)
Amortization costs intangible assets	(6,541)	(6,273)	(5,853)
Impairment losses intangible assets	—	—	(253)
Depreciation Property, plant and equipment and right of use assets	(4,184)	(4,769)	(5,157)
Impairment losses property, plant and equipment and right of use assets	(491)	(5,027)	(4,663)
Direct Operating Expenses	(143,199)	(123,080)	(114,832)
Other indirect costs	(29,546)	(29,264)	(25,558)
Total other operating costs	(311,320)	(272,599)	(248,840)
As percentage of net sales	(83)%	(92)%	(101)%
Costs of research and development
Research and development costs in 2025, 2024 and 2023 were as follows:

Amounts in $ ‘000	2025	2024	2023
Employee costs	(34,853)	(29,869)	(26,830)
Amortization costs intangible assets	(256)	(232)	(218)
Impairment losses intangible assets	—	—	(253)
Depreciation Property, plant and equipment and right of use assets	(1,260)	(1,449)	(1,636)
Direct Operating Expenses	(59,381)	(47,232)	(36,226)
Other indirect research and development costs	(4,617)	(4,365)	(3,751)
Total research and development costs	(100,367)	(83,147)	(68,914)
As percentage of net sales	(27)%	(28)%	(28)%
Operating expenses for research and development activities in 2025, 2024 and 2023 were $100.4 million, $83.1 million and $68.9 million, respectively. The increase in costs for 2025 mainly reflects higher expenditures related to investment in the napazimone (KL1333) program following its acquisition, including integration of development activities and preparation for further clinical advancement. The increase in costs for 2024 mainly relates to current year's spend in research in leniolisib for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) for patients under 12 years old, research on the use of leniolisib for additional primary immunodeficiencies (PIDs) beyond APDS and costs relating to activities in EU and the rest of the world for the purpose of receiving regulatory approval to commercialize Joenja® for APDS.
Costs of general and administrative activities
General and administrative costs for 2025, 2024 and 2023 were as follows:

Amounts in $ ‘000	2025	2024	2023
Employee costs	(36,218)	(25,526)	(21,216)
Amortization costs intangible assets	(634)	(617)	(650)
Depreciation property, plant and equipment and right of use assets	(2,447)	(2,926)	(3,118)
Impairment losses property, plant and equipment and right of use assets	(491)	(5,027)	(4,663)
Direct Operating Expenses	(21,893)	(18,790)	(11,240)
Other indirect general and administrative costs	(18,274)	(17,764)	(14,990)
Total general and administrative costs	(79,958)	(70,650)	(55,877)
As percentage of net sales	(21)%	(24)%	(23)%
Other indirect general and administrative costs include insurance, compliance and other costs.

Costs of marketing and sales activities
Marketing and sales costs for 2025, 2024 and 2023 were as follows:

Amounts in $ ‘000	2025	2024	2023
Employee costs	(56,288)	(48,791)	(44,478)
Amortization costs intangible assets	(5,651)	(5,424)	(4,985)
Depreciation property, plant and equipment and right of use assets	(477)	(394)	(403)
Direct Operating Expenses	(61,925)	(57,058)	(67,366)
Other indirect marketing and sales costs	(6,655)	(7,135)	(6,817)
Total marketing and sales costs	(130,995)	(118,802)	(124,049)
As percentage of net sales	(35)%	(40)%	(51)%

Employee benefit costs for 2025, 2024 and 2023 were as follows:

Amounts in $ ‘000	2025	2024	2023
Salaries	(98,526)	(80,026)	(71,690)
Social security costs	(10,484)	(9,278)	(8,604)
Pension costs	(4,582)	(3,629)	(2,980)
Share-based compensation	(13,767)	(11,253)	(9,251)
Total	(127,359)	(104,186)	(92,525)
Salaries include holiday allowances and cash bonuses for staff.
Depreciation and amortization charges
Depreciation and amortization charges are included in:

Amounts in $ ‘000	2025	2024	2023
Property, plant and equipment	(1,210)	(1,395)	(1,494)
Intangible assets	(6,541)	(6,273)	(5,852)
Total	(7,751)	(7,668)	(7,346)

Right of use assets	(3,464)	(3,374)	(3,664)
Total	(3,464)	(3,374)	(3,664)
8.OTHER FINANCE INCOME AND EXPENSES

Amounts in $ ‘000	2025	2024	2023
Interest income	2,176	4,858	3,663
Foreign currency gains	—	1,985	—
Other finance income	2,176	6,843	3,663
Amortization and interest on convertible bonds	(9,685)	(7,699)	(4,876)
Fees and expenses on repayment and issuance convertible bonds	—	(1,151)	—
Interest leases	(1,034)	(1,038)	(1,088)
Foreign currency losses	(7,225)	—	(2,971)
Other finance expenses	(196)	(56)	(134)
Other finance expenses	(18,140)	(9,944)	(9,069)

Total other finance income and expenses	(15,964)	(3,101)	(5,406)
Interest income
Since 2023, the Company has used excess cash to invest in euro denominated readily convertible S&P AA1-rated government treasury certificates with a maturity of six months or less from the date of acquisition. Since 2024, excess cash has also been used to invest in money market funds. In 2025, interest income decreased compared to 2024, primarily due to a lower level of excess cash available for investments, as well as a decline in prevailing market interest rates. Reference is made to Note 14. Marketable securities for more information on these investments.
Foreign currency results
Foreign currency results primarily arise from the revaluation of intercompany balances and transactions denominated in foreign currencies. The losses in 2025 mainly relate to currency differences arising within the Group where the functional currency of the entity differs from the currency in which intercompany balances and transactions are denominated.
Expenses on convertible bonds
Amortization and interest on convertible bonds in 2025, 2024 and 2023 relate to the amortized costs and coupons on the convertible bonds as disclosed in Note 18. Convertible bonds. The amortized costs are calculated at the effective rate of interest, which takes account of any equity component on recognition such as early repayment options. The fees and expenses on repayment and issuance of the convertible bonds relate to the premium paid over the current carrying amount upon repayment and to the direct costs allocated to the conversion option as disclosed in Note 18. Convertible bonds.
9.INCOME TAX
Income taxes on ordinary activities
The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in $ ‘000	2025	2024	2023
Income tax expense
Current tax
Current tax on profit for the year	(7,692)	(9,287)	(5,343)
Adjustments for current tax of prior periods	(765)	315	241
Total current tax credit (expense)	(8,457)	(8,972)	(5,102)

Deferred income tax
Deferred tax on profit for the year	(2,187)	7,469	6,639
Adjustments for deferred tax of prior periods	334	(1,846)	(73)
Total deferred tax credit (expense)	(1,853)	5,623	6,566
Income tax credit (expense)	(10,310)	(3,349)	1,464

Effective income tax rate
Pharming Group’s effective rate in its consolidated income statement differed from the Netherlands’ statutory tax rate of 25.8%. The following table reconciles the tax credit (expense) at the statutory rate to actual credit (expense) for the year in the consolidated income statement:

Amounts in $ ‘000	2025		2024		2023
	Amount	ETR %	Amount	ETR %	Amount	ETR %
Reconciliation of tax charge
Profit, (loss) before taxation	12,847		(8,492)		(12,012)
Profit, (loss) multiplied by standard rate of tax in The Netherlands	(3,315)	25.80	2,190	25.80	3,099	25.80

Effects of:
Tax rate in other jurisdictions	255	1.98	999	(11.76)	1,123	(9.35)
Non-taxable income	1,384	10.77	657	(7.74)	6	(0.05)
Non deductible expenses	(2,081)	(16.20)	(1,527)	17.98	(266)	2.21
Share based payments	(1,490)	(11.60)	(2,510)	29.56	(2,022)	16.83
Adjustments of prior periods	(426)	(3.32)	(1,531)	18.03	168	(1.40)
Change in statutory applicable tax rate	—	—	—	—	—	—
(De)recognition of deferred tax assets	(3,613)	(28.12)	(333)	3.92	—	—
U.S. State taxes and other	(1,024)	(7.97)	(1,294)	15.24	(644)	5.36
Income tax credit (expense) for the year	(10,310)	(80.25)	(3,349)	39.44	1,464	(12.19)
Factors affecting current and future tax charges
The primary difference between the nominal tax and the effective tax for the year 2025 stems from U.S. profits being taxed at a combined Federal and State tax rate of 29.4%, while a portion of the losses in the Netherlands does not result in an offsetting tax credit due to being partially attributable to non-deductible expenses.
Deferred tax
The balance of the net deferred tax assets/(liabilities) is therefore shown below:

Amounts in $ ‘000	2025	2024
Total deferred tax assets	41,498	41,923
Total deferred tax liabilities	(10,481)	(11,379)
Total net deferred tax assets /(liabilities)	31,017	30,544

The deferred tax assets and liabilities are offset since there is a legally enforceable right to set off current tax assets against current tax liabilities and to the extent the intention exists, to settle on a net basis or realize the asset and settle the liability simultaneously.
The significant components and annual movements of deferred income tax assets as of December 31, 2025, and December 31, 2024, are as follows:

Amounts in $ ‘000	2025	2024
Intangible assets	727	3,289
Lease liabilities	3,492	6,292
Accruals	4,759	4,015
Unrealized profit in inventory	13,472	10,498
Other	8,780	5,923
Tax losses	10,268	11,906
Total deferred tax assets	41,498	41,923

Amounts in $ ‘000	Intangible assets	Lease liabilities	Accruals	Unrealized profit in inventory	Other	Tax losses	Total
At January 1, 2024	2,183	7,063	4,151	8,453	3,484	12,529	37,863
(Charged)/credited
- to profit or loss	1,107	(371)	(133)	1,811	3,076	(416)	5,074
- other movement	—	—	—	—	—	—	—
- to accumulated deficit	—	—	—	847	(626)	540	761
- currency translation	(1)	(400)	(3)	(613)	(11)	(747)	(1,775)
At December 31, 2024	3,289	6,292	4,015	10,498	5,923	11,906	41,923
(Charged)/credited
- to profit or loss	10,724	(3,478)	743	3,247	1,432	(16,396)	(3,728)
- other movement	(12,240)	—	(8)	—	8	12,240	—
- to accumulated deficit	—	—	—	(1,718)	1,417	—	(301)
- currency translation	(1,046)	678	9	1,445	—	2,518	3,604
At December 31, 2025	727	3,492	4,759	13,472	8,780	10,268	41,498
Deferred tax assets relate primarily to historical net operating losses in the Netherlands and Sweden. Under current tax legislation, tax losses in both jurisdictions may be carried forward indefinitely and do not expire.

Management has assessed the recoverability of these deferred tax assets based on the Group's latest budget for 2026 and its long-range forecasts for the subsequent five-year period. These forecasts indicate that the Group expects to generate sufficient taxable profits within the next three years to utilize the available tax loss carry forwards. Accordingly, management concludes that it remains probable that the deferred tax assets will be realized and that continued recognition is appropriate.

Accruals represent deferred tax assets recognized for temporary differences between the carrying amount and tax bases of accrued liabilities in the U.S.
The unused tax losses were incurred by the Dutch fiscal unity and Pharming Healthcare.
The current part of the net deferred tax assets is $17.2 million and $11.9 million for the years ended December 31, 2025 and 2024.
The component and annual movement of deferred income tax liabilities as of December 31, 2025 and December 31, 2024, are as follows:

Amounts in $ ‘000	2025	2024
Tangible fixed assets	(3,266)	(2,916)
Convertible bonds	(4,652)	(5,067)
Other liabilities	(2,563)	(3,396)
Total deferred tax liabilities	(10,481)	(11,379)

Amounts in $ ‘000	Tangible fixed assets	Convertible bonds	Other liabilities	Total
At January 1, 2024	(4,865)	—	(3,237)	(8,102)
(Charged)/credited
- to profit or loss	1,749	(1,038)	(160)	551
- to other comprehensive income	—	(4,251)	—	(4,251)
- currency translation	200	222	1	423
At December 31, 2024	(2,916)	(5,067)	(3,396)	(11,379)
(Charged)/credited
- to profit or loss	4	1,040	835	1,879
- currency translation	(354)	(625)	(2)	(981)
At December 31, 2025	(3,266)	(4,652)	(2,563)	(10,481)

10.INTANGIBLE ASSETS

Amounts in $ ‘000	RUCONEST® for HAE (EU)	RUCONEST® licenses	Joenja® license	KL1333 license	Goodwill	Software	Total
At cost	581	69,709	24,447	—	—	4,772	99,509
Accumulated amortization	(581)	(24,437)	(1,326)	—	—	(1,898)	(28,242)
Carrying value at January 1, 2024	—	45,272	23,121	—	—	2,874	71,267

Amortization charges	—	(3,686)	(1,735)	—	—	(852)	(6,273)
Assets acquired	—	—	—	—	—	6	6
Divestments - cost	(570)	—	—	—	—	—	(570)
Divestment - accumulated amortization	570	—	—	—	—	—	570
Currency translation - cost	(11)	(4,131)	(1,449)	—	—	(283)	(5,874)
Currency translation - amortization	11	1,603	151	—	—	148	1,913
Movement 2024	—	(6,214)	(3,033)	—	—	(981)	(10,228)

At cost	—	65,578	22,998	—	—	4,495	93,071
Accumulated amortization	—	(26,520)	(2,910)	—	—	(2,602)	(32,032)
Carrying value at December 31, 2024	—	39,058	20,088	—	—	1,893	61,039

Amortization charges	—	(3,839)	(1,809)	—	—	(893)	(6,541)
Assets acquired	—	—	—	61,114	2,903	87	64,104
Currency translation - cost	—	8,636	3,029	8,745	416	592	21,418
Currency translation - amortization	—	(3,647)	(456)	—	—	(379)	(4,482)
Movement 2025	—	1,150	764	69,859	3,319	(593)	74,499

At cost	—	74,214	26,027	69,859	3,319	5,174	178,593
Accumulated amortization	—	(34,006)	(5,175)	—	—	(3,874)	(43,055)
Carrying value at December 31, 2025	—	40,208	20,852	69,859	3,319	1,300	135,538
RUCONEST® for HAE (EU)
The Company has capitalized development costs in relation to RUCONEST® for HAE in the EU. Following market launch of the product in 2010 the amortization of the asset started, and no further development costs have been capitalized in respect to this item since then. These development costs are fully amortized since the end of 2021.
RUCONEST® license

The RUCONEST® license relates to RUCONEST® acquisition of all North American commercialization rights from Bausch Health (formerly Valeant Pharmaceuticals) in 2016 and the RUCONEST® acquisition of all European commercialization and distribution rights from Swedish Orphan International AB, or Sobi, in 2020. The remaining useful life and residual value of the RUCONEST® license for HAE (EU) were reassessed after the strategic decision to withdraw the product from the non-US markets.
Joenja®
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
Napazimone (KL1333) license
Following the acquisition of Abliva AB in February 2025, Pharming obtained the exclusive global rights (excluding South Korea and Japan) to develop and commercialize napazimone (KL1333) under a license agreement. Napazimone (KL1333) is a novel oral therapy targeting mitochondrial DNA-driven primary mitochondrial diseases and is currently in a pivotal Phase 2 clinical trial (FALCON), for which the Independent Data Monitoring Committee (IDMC) supported continuation of the FALCON study without and modifications. The product has received Fast Track designation in the U.S. and Orphan Drug Designation in both the U.S. and EU. As napazimone (KL1333) is still in development and not yet approved for sale, the intangible asset is not amortized. The asset is tested for impairment annually or when indicators arise, in accordance with IAS 36. Amortization will commence once the product is available for use, which is expected upon regulatory approval and market launch.
Goodwill

Goodwill arose from the acquisition of Abliva AB, as further described in Note 3. Business combinations and acquisitions of non-controlling interests. The goodwill represents the expected future economic benefits arising from assets that are not individually identified and separately recognized. Goodwill is recognized as an intangible asset with an indefinite useful life and is not amortized, but is tested for impairment annually or more frequently if indicators of impairment arise, in accordance with IAS 36.
Software
Amortization of software is mainly related to the ERP system SAP S/4HANA.

11.PROPERTY, PLANT AND EQUIPMENT

Amounts in $ ‘000	Operational facilities	Leasehold Improvement	Machinery and equipment	Other	Asset under construction	Total
At cost	4,913	5,546	9,660	5,131	179	25,429
Accumulated depreciation	(3,388)	(2,487)	(6,386)	(3,479)	—	(15,740)
Carrying value at January 1, 2024	1,525	3,059	3,274	1,652	179	9,689
Investments	—	197	219	230	144	790
Internal transfer - cost	—	—	—	175	(175)	—
Depreciation charges	(355)	(266)	(756)	(900)	—	(2,277)
Currency translation - cost	(291)	(311)	(582)	(152)	(3)	(1,339)
Currency translation - accumulated depreciation	216	148	410	115	—	889
Movement 2024	(430)	(232)	(709)	(532)	(34)	(1,937)
At cost	4,622	5,432	9,297	5,384	145	24,880
Accumulated depreciation	(3,527)	(2,605)	(6,732)	(4,264)	—	(17,128)
Carrying value at December 31, 2024	1,095	2,827	2,565	1,120	145	7,752
Investments	—	173	188	388	—	749
Internal transfer - cost	—	144	—	—	(145)	(1)
Divestments	—	—	(143)	—	—	(143)
Depreciation charges	(360)	(333)	(659)	(706)	—	(2,058)
Depreciation of disinvestment	—	—	96	—	—	96
Currency translation - cost	609	654	1,226	343	—	2,832
Currency translation - accumulated depreciation	(479)	(333)	(909)	(273)	—	(1,994)
Movement 2025	(230)	305	(201)	(248)	(145)	(519)
At cost	5,231	6,403	10,568	6,115	—	28,317
Accumulated depreciation	(4,366)	(3,271)	(8,204)	(5,243)	—	(21,084)
Carrying value at December 31, 2025	865	3,132	2,364	872	—	7,233
The Company had capital expenditures of $0.7 million and $0.8 million, mainly related to new machinery and equipment for the years ended December 31, 2025 and 2024.
For the years ended December 31, 2025 and 2024, depreciation charges on production related property, plant and equipment of $0.7 million and $0.8 million have been included in the value of inventories and an amount of $1.4 million and $1.5 million of the total depreciation costs for 2025 and 2024 have been charged to the statement of income (other operating costs).
12.RIGHT-OF-USE ASSETS
This Note provides information for leases where the Group is a lessee.

Amounts recognized in the balance sheet
The balance sheet shows the following amounts relating to lease:

Amounts in $ ‘000	Buildings	Cars	Total
At cost	30,959	4,009	34,968
Accumulated depreciation	(9,311)	(1,880)	(11,191)
Carrying value at January 1, 2024	21,648	2,129	23,777
Additions	—	2,395	2,395
Remeasurement	338	—	338
Divestments	(305)	(1,694)	(1,999)
Depreciation charges	(2,627)	(1,280)	(3,907)
Depreciation of disinvestment	186	1,515	1,701
Impairment	(5,027)	—	(5,027)
Currency translation - cost	(1,431)	(41)	(1,472)
Currency translation - accumulated depreciation	557	19	576
Movement 2024	(8,309)	914	(7,395)
At cost	24,534	4,669	29,203
Accumulated depreciation	(11,195)	(1,626)	(12,821)
Carrying value at January 1, 2025	13,339	3,043	16,382
Additions	—	551	551
Remeasurement	2,393	—	2,393
Divestments	(1,367)	(1,174)	(2,541)
Depreciation charges	(2,345)	(1,194)	(3,540)
Depreciation of disinvestment	1,367	1,009	2,376
Impairment	(491)	—	(491)
Currency translation - cost	2,877	91	2,968
Currency translation - accumulated depreciation	(1,324)	(37)	(1,360)
Movement 2025	1,110	(754)	356
At cost	27,946	4,136	32,082
Accumulated depreciation	(13,497)	(1,847)	(15,344)
Carrying value at December 31, 2025	14,449	2,289	16,738
During 2022, the lease for the DSP facility at Pivot Park in Oss, the Netherlands commenced and resulted in an investment of $14.6 million. The intention for this facility was primarily to set up our independent production line for a former pipeline product relating to Pompe disease. The pipeline product was cancelled and the building remained empty and unused. Since 2024, Pharming has entered into negotiations to terminate this lease. Consequently, the Company fully impaired the related right-of-use asset. Impairment charges totaled $13.6 million over the period 2022 to 2024. Following an inflation-related increase in lease payments in 2025, the right-of-use asset was remeasured upward by $0.5 million and immediately impaired, given the continued unused status of the facility. At the end of 2025, the Company entered into a termination agreement to cancel the lease related to the respective asset. As the associated right‑of‑use asset had previously been fully impaired, its carrying amount at the time of termination was nil. The termination agreement resulted in a book gain of $3.9 million, which has been recognized in the consolidated statement of income under "Other income".
The building remeasurement is related to adjustments in the existing right-of-use assets to reflect inflation-related higher lease payments.
The Company applies for the recognition exemption for short-term leases and leases of low-value assets. The respective lease payments are recorded in the consolidated statement of income and are immaterial to the financial statements.

Amounts recognized in the statement of income
Depreciation charges on production related right-of-use assets of $0.6 million in 2025, $0.5 million in 2024 and $0.5 million in 2023, have been included in the value of inventories. An amount of $3.0 million of the total 2025 depreciation costs has been charged to the statement of income. In 2024 and 2023, depreciation costs of $3.4 million and $3.7 million, respectively, have been charged to the statement of income.

The statement of income shows the following amounts relating to leases:

Amounts in $ ‘000	2025	2024	2023
Depreciation right-of-use assets
Depreciation right-of-use buildings	(1,779)	(2,094)	(2,380)
Depreciation right-of-use cars	(1,194)	(1,280)	(1,284)
Total depreciation right-of-use assets	(2,973)	(3,374)	(3,664)
Interest expense (Note 7)	(1,034)	(1,038)	(1,088)
Impairment expense	(491)	(5,027)	(4,663)
Gain on termination of lease agreement (Note 6)	3,877	—	—
Total	(621)	(9,439)	(9,415)

Lease charges
The non-cancellable leases at December 31, 2025, have remaining terms of between one and 12 years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.
The expected lease charges after the end of the reporting year have been disclosed in Note 26. Financial risk management. Allocations of the lease charges to costs or general and administrative expenses have been based on the nature of the asset in use.
13.INVESTMENTS

13.1 INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD
The investment in BioConnection group (BioConnection) provides the Company with significant influence over BioConnection, and as such has been treated as an associate of the Group.
As at December 31, 2025, the asset relates to an investment in the ordinary shares of BioConnection Investments B.V. During the second quarter of 2022, Pharming entered into a share purchase agreement to sell a portion of its investments, following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share. The transaction diluted Pharming’s stake in BioConnection from 43.85% in 2021 to 23.60% in 2022. At December 31, 2025, Pharming's stake in this investment is 23.00%.
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

		% of ownership interest
Name of entity	Place of business	2025	2024	2023	Nature of relationship	Measurement method
BioConnection Investments B.V.	Oss, NL	23.00%	23.60%	23.60%	Associate	Equity

$ ‘000	Carrying amount
Name of entity	2025	2024	2023
BioConnection Investments B.V.

Balance at January 1	466	2,285	2,501

Movement during the year
Share in net profit (loss)	623	(1,131)	(289)
Impairment	—	(629)	—
Contributions	739	—	—
Currency translation	116	(59)	73

Balance at December 31	1,944	466	2,285

In accordance with IAS 36, the Company reviewed the carrying value of the investment in BioConnection for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2024, based on a comprehensive review of the investee's performance, financial position, expected future cash flows and market conditions, the Company determined that an impairment is required. Basis to determine the impairment expense relates to the required fair value calculation for the relating investment in debt instruments designated at FVTPL (the preference share). This calculation relates to a discounted cash flow model for which more details can be found at Note 13.2. Investment in debt instruments designated as at FVTPL. The Company will continue to monitor the performance of this investee and assess whether additional impairments may be necessary in future periods, depending on changes in circumstances or the performance of the investee.

13.2 INVESTMENT IN DEBT INSTRUMENTS DESIGNATED AS AT FVTPL
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
The following assumptions were used in the BSM model to determine the fair value of the asset:

	2025	2024
Expected time to maturity	4 years	4 years
Volatility	50%	50%
Risk-free interest rate	3.48%	2.60%

The carrying amount of this investment has changed as follows:

Amounts in $ ‘000	2025	2024
Balance at Balance at January 1	3,767	6,093
Fair value changes	2,345	(2,051)
Currency translation	591	(275)
Balance at December 31	6,703	3,767

Sensitivity analysis
To illustrate the exposure of the carrying value of the investment to further fair value movements as a result of changes in the economic environment, a sensitivity analysis of fair value has been prepared over the key drivers most affected by the current uncertainties. It is possible that there will be movements in these key inputs after December 31, 2025. While it is unlikely that these reported inputs would move in isolation, these sensitivities have been performed independently to illustrate the impact each individual input has on the reported fair value, and they do not represent management’s estimate at December 31, 2025.
The main assumptions in determination of the equity value are shown in below table.

Preference share BioConnection (in million $)
Revenue level	Fair value	Discount rate	Fair value	EBITDA margin	Fair value
-10.0%	3.4	-2.0%	7.6	-5.0%	4.8
-5.0%	5.3	-1.0%	7.1	-2.5%	5.9
Base case	6.7	Base case	6.7	Base case	6.7
+5.0%	7.8	+1.0%	6.3	+2.5%	7.5
+10.0%	8.7	+2.0%	6.0	+5.0%	8.1
The impact of the remaining variables on the BSM model are shown in below table:

Preference share BioConnection (in million $)
Time to maturity	Fair value	Volatility	Fair value
- 2 years	7.6	-10.0%	7.4
- 1 year	7.1	-5.0%	7.0
Base case	6.7	Base Case	6.7
+ 1 year	6.3	+5.0%	6.3
+ 2 years	6.0	+10.0%	6.0

13.3 INVESTMENT IN EQUITY INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Orchard Therapeutics Plc
In 2024, the Company received $0.2 million from the sale of its 0.54% shareholding in Orchard Therapeutics Plc following its acquisition by Kyowa Kirin Co., Ltd. The research collaboration and licensing agreement with Orchard was terminated, and the OTL-105 program discontinued.

		% of ownership interest
Name of entity	Place of business	2025	2024	2023	Nature of relationship	Measurement method
Orchard Therapeutics Plc.	London, UK	—%	—%	0.54%	Investment	Fair value
The fair value as at December 31, 2023, was determined on the basis of the trading price as at that date.

$ ‘000	Carrying amount
Name of entity	2025	2024	2023
Orchard Therapeutics Plc.

Balance at January 1	—	2,020	403

Movement during the year
Initial recognition from a business combination	220	—	—
Fair value adjustments through OCI (pre-tax)	—	106	1,573
Disposal of investment designated as at FVOCI	(220)	(2,098)	—
Currency translation	—	(28)	44

Balance at December 31	—	—	2,020

Isomerase
As part of the acquisition of Abliva AB in 2025, the Company obtained an interest in Isomerase. This interest was subsequently disposed of in the same year, resulting in a net position of zero.
14.MARKETABLE SECURITIES

Amounts in $ ‘000	2025	2024
Government treasury certificates	—	50,525
Money market funds	33,796	62,424
Total marketable securities	33,796	112,949

The decrease in marketable securities reflects a rebalancing to increase immediately available liquidity following the Abliva acquisition, supporting integration activities and the expansion of commercial activities in 2025.

Government treasury certificates, denominated in euros, are readily convertible, carry an S&P AA1 rating, and have a maturity of six months or less from the acquisition date. These certificates are classified as held-to-maturity and measured at amortized costs. We have considered the expected credit loss and recognized no impairment losses, due to the AA1 credit ratings. Reference is made to Note 26. Financial Risk Management showing the difference between the carrying amount and the fair value. Since 2024, the Company has also invested in SEC Rule 2a-7 compliant institutional money market funds, which offer enhanced financial flexibility.

The carrying value of the marketable securities include accrued interest and dividends of $0.1 million in 2025 and $0.4 million in 2024.
15.RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in $ ‘000	2025	2024
Restricted cash (non-current)	1,227	1,505
Restricted cash (current)	761	—
Cash and cash equivalents	145,305	54,944
Total restricted cash, cash and cash equivalents	147,293	56,449

Cash is free at disposal of the Company, except for restricted cash, which amounts to $2.0 million and $1.5 million in 2025 and 2024, respectively. Restricted cash includes deposits for rent.

For purposes of the cash flow statement restricted cash and marketable securities are not considered as ''cash and cash equivalents''.
16.INVENTORIES
Inventories mainly include batches of RUCONEST® and Joenja® and work in progress available for production of RUCONEST® and Joenja®.

Amounts in $ ‘000	2025	2024
Finished goods	18,214	16,297
Work in progress	46,688	39,002
Raw materials	—	425
Balance at December 31	64,902	55,724
Changes in the adjustment to net realizable value:

Amounts in $ ‘000	2025	2024
Balance at January 1	(8,663)	(4,276)
Addition to impairment	(6,193)	(7,608)
Release of impairment	538	15
Usage of impairment	2,522	2,749
Currency translation	(1,263)	457
Balance at December 31	(13,060)	(8,663)
The inventory valuation at December 31, 2025 and 2024 of $64.9 million and $55.7 million respectively, is stated net of an impairment of $13.1 million and $8.7 million for the years ended December 31, 2025 and 2024. The impairment primarily relates to products no longer eligible for commercial sales.

Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment. The releases of the impairment relate to amendments to the estimates as a result of actual sales differing from forecasted sales, the fact that vials allocated to preclinical and clinical programs can be returned to inventory, and quality issues in the manufacturing process can be reevaluated once more information is known. The costs of vials used in preclinical and clinical programs are presented under the research and development costs. Usage of impairment relates to the usage of material not sold that had been previously impaired.
Cost of inventories recognized as expenses included in the costs of sales amounted $32.0 million in 2025, $25.6 million in 2024 and $21.4 million in 2023. The main portions of inventories at December 31, 2025, have expiration dates starting beyond 2026 and are generally expected to be sold and/or used before expiration.

17.TRADE AND OTHER RECEIVABLES

Amounts in $ ‘000	2025	2024
Trade receivables	41,767	41,531
Prepaid expenses	6,263	4,651
Value added tax	2,176	3,638
Other receivables	1,932	1,596
Taxes and social security	2,566	3,407
Balance at December 31	54,704	54,823
Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30-60 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the United States. The trade receivables remained relatively stable compared to 2024, driven by the timing of customer orders and payments around year-end.
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

The taxes and social security receivable includes $2.3 million of corporate income tax receivable (2024: $2.8 million).
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
18.CONVERTIBLE BONDS
Recognition and movements of the convertible bonds were as follows:

Amounts in $ ‘000	2025	2024
Bond component (classified as liability)	98,056	82,399
Option component (classified as equity)	13,835	12,225
Balance at December 31	111,890	94,624

Bond component:

Amounts in $ ‘000	2025	2024
Balance at January 1	82,399	138,422
Repurchase	—	(134,924)
Carrying value initial recognition	—	81,785
Interest paid (cash flow)	(5,067)	(4,457)
Amortization	8,752	5,725
Accrued interest	933	1,972
Currency translation	11,038	(6,124)
Balance at December 31	98,056	82,399
- Current portion	5,336	4,245
- Non-current portion	92,719	78,154

Option component:

Amounts in $ ‘000	2025	2024
Balance at January 1	12,225	—
Carrying value initial recognition derivative liability	—	23,517
Fair value loss (gain) upon reclassification to equity	—	(7,040)
Income tax recorded in other comprehensive income	—	(4,251)
Currency translation	1,610	—
Balance at December 31	13,835	12,225
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
The New Bonds have a principal amount of €100,000 each. The New Bonds are issued at par and carry a coupon of 4.5% per annum payable semi-annually in arrears in equal installments on April 25 and October 25 of each year, commenced on October 25, 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on 25th April 2029.
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

The conversion option was at initial recognition was measured using a pricing model. As the Company did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, the Company received shareholder approval to increase share capital to support the potential conversion. At the Physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain of $7.0 million immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured, apart from currency revaluation, and amounts to $13.8 million, net of income tax effects, at December 31, 2025.

Parameter	At initial recognition	Immediately prior to reclassification
Share price	0.8924	0.7690
Conversion price per share	1.2271	1.2271
Dividend yield	—%	—%
Expected term in years	5.00	4.85
Risk-free rate	2.90%	3.01%
Volatility	44.34%	43.99%
Barrier price per share	1.5952	1.5952

The debt host contract component was measured at initial recognition as the difference between the proceeds from the bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost, which amounts to $98.1 million at December 31, 2025.
Direct costs associated with the issue of the New Bonds were allocated to the debt host contract ($2.2 million) and the conversion option ($0.6 million) in amounts proportional to the above mentioned initial value. They were accounted for respectively in the amortized cost (debt host contract) and in the income statement (conversion option).
19.PROVISIONS

Amounts in US$ ‘000	Restructuring	Total
Balance at At 1 January 2025	—	—
Arising during the year	3,521	3,521
Utilized	(2,335)	(2,335)
Unused amounts reversed	—	—
Changes in discount rate	—	—
Balance at At 31 December 2025	1,187	1,187
- Current portion	1,187	1,187
- Non-current portion	—	—

Restructuring
Pharming Group recorded a restructuring provision during the year, of which $1.2 million is unutilized as at December 31, 2025. The provision relates principally to the elimination of certain non-commercial and non-medical staff positions as part of a cost optimization program.
The restructuring plan was agreed upon with the Company's Works Council and announced to employees in October 2025, when the provision was recognized in the financial statements. The restructuring is expected to be substantially completed by 2026.
The provision was measured at the best estimate of the expenditure required to settle the present obligation at the reporting date, based on formal plans and communication to affected employees. No reimbursement is expected.
The expected cash outflows related to the restructuring provision are anticipated to occur primarily in 2026. The provision does not include costs associated with future operating activities.
20.LEASES
Lease liabilities can be specified as follows:

Amounts in $ ‘000	2025	2024
Balance at January 1	29,914	33,123
Additions	551	2,425
Remeasurement	2,393	338
Interest expense accrued	1,130	1,141
Payments of lease liabilities	(5,376)	(5,149)
Disposals of lease liabilities	(13,687)	(309)
Currency translation	2,794	(1,655)
Balance at December 31	17,719	29,914
- Current portion	3,369	2,946
- Non-current portion	14,351	26,968
Additions in 2024 and 2025 relate to newly leased cars and remeasurement reflects adjustments due to lease extensions and inflation-related higher lease payments on buildings. The disposal of lease liabilities relates to the early termination of the DSP facility lease at Pivot Park in Oss. Further information is disclosed in note 12. Right-of-use Assets.
Future minimum lease payments as at December 31, 2025 and 2024 are as follows:

	2025		2024
Amounts in $ ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	3,860	3,734	4,730	4,650
After one year but not more than five years	10,180	9,494	15,267	13,764
More than five years	5,048	4,491	15,322	11,500
Balance at December 31	19,088	17,719	35,319	29,914
21.TRADE AND OTHER PAYABLE
Trade and other payables as at December 31, 2025 and 2024 are as follows:

Amounts in $ ‘000	2025	2024
Accounts payable	8,545	10,103
Taxes and social security	6,043	3,284
Accruals for employees	21,795	16,117
Accruals for rebates and discounts	19,342	14,631
Accrual for production	15,819	8,559
Other accruals	34,356	13,917
Balance at December 31	105,899	66,611

The increase in trade and other payables is mainly due to timing of payments. The Other accruals relate to general expenses for which no invoice was received yet and include, at December 31, 2025, the fee payable for the termination of the DSP facility lease and the sales milestone payable to Novartis on Joenja® sales. Accruals for employees mainly relate to bonuses for employees, holiday allowances and non-taken vacation days and increased due to an increase in the number of employees, partly offset by a decrease on bonuses for employees. The accrual for rebates and discounts has increased, mainly due to the increase of revenues and timing of settlements. Finally, accruals for production relate to production activities by our Contracted Manufacturing Organizations (CMOs), for which no invoice is received yet. The increase is mainly related to timing of invoicing by these CMO's.

The taxes and social security payable includes $3.9 million of corporate income tax payable (2024: $0.3 million).
22.SHARE-BASED COMPENSATION
The remuneration policy for the Board of Directors was adopted by our shareholders on May 24, 2024 and governs the remuneration of both the Executive and the Non-Executive Directors, hereafter referred to as the Remuneration Policy. In accordance with Dutch law, the policy must be submitted to our shareholders for adoption every four years.
The Policy refers to an undefined number of Executive Directors and Non-Executive Directors. The Board of Directors is composed of six Non‑Executive Directors (seven until June 11, 2025). In case of future appointments of additional Executive Directors, the Policy shall also be applicable to the remuneration packages for these additional Directors, if any, in accordance with the terms thereof. Therefore, any reference below to Executive Director in the singular also includes the plural, and vice versa, subject to more restrictive deviations in the Policy and except for specific references to the CEO.
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
On June 11, 2025, our shareholders also authorized the Board of Directors, for a period of eighteen months, as the company body authorized to grant and issue the ordinary shares to the Executive Director under the long-term incentive program and the transition arrangement, respectively, and to exclude any preemptive rights of existing shareholders in connection with these issuances.
The total expense recognized for the years ended December 31, 2025 and 2024 for share-based payment plans amounts to $13.8 million and $11.2 million. The total expense recognized in 2023 for share-based payment plans amounts to $9.3 million.
The total expenses for share based payment plans in 2025, 2024 and 2023 is specified as follows:

Amounts in $ ‘000
Share-based compensation (in $ ‘000)	2025	2024	2023
Non-executive directors' remuneration	229	238	246
Employee options	364	703	1,654
Long term incentive plan	5,725	4,153	4,006
Restricted stock units	7,449	6,154	3,345
Balance at Share-based compensation expense	13,767	11,248	9,251

The employee options expense decreased due to a change in the employee share-based compensation plans where since 2022 Restricted Stock Units (RSU's) have been granted instead of employee options. No new employee option grants were applicable for 2025.

The restricted stock units expense increased significantly as the program was introduced in 2022 and is now active for four full years over a 4-year vesting period per grant.
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
Models and assumptions option plans
The costs of option plans are measured by reference to the fair value of the options at the grant date of the option. Note that during 2024 and 2025 no options were granted to employees.
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
The following assumptions were used in the Black-Scholes model to determine the fair value of options at grant date:

	2025	2024	2023
Expected time to maturity	n/a	n/a	1 - 4 years
Volatility	n/a	n/a	38% - 46%
Risk-free interest rate	n/a	n/a	2.20% - 2.68%

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
During 2025, there were no LTIP grants other than the grants for the executive directors and members of the executive committee as disclosed below.
Upon a change of control, all remaining LTIP shares will vest automatically.
Long Term Incentive Plan for the Executive Directors
As part of the Remuneration Policy, the Long Term Incentive Program is applicable to Executive Directors and has been aligned with prevailing “best practices” and is performance related only. For the Executive Directors, the on-target value of the shares to be awarded under the newly designed LTI Program, as described in the remuneration policy, is set at 300% of the gross annual salary for the CEO (individual level of 425% was approved by EGM for the CEO, Mr. Fabrice Chouraqui) and 200% for the members of the Executive committee (representing around 50th percentile (second quartile) of the U.S. benchmark group and just in the top quartile of the EU benchmark group for the Executive Directors).

The maximum value of the shares that can vest under the LTI program is set at 450.0% of the gross annual salary for the CEO (individual level of 637.5% was approved for the CEO, Mr. Fabrice Chouraqui, by the EGM) and 300% for other Executive Directors and Officers. Executive Directors are required to retain the shares awarded under the LTI program for a minimum of five years from the date of grant.
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
The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AMX Index (or AScX Index for the period until promotion to the AMX Index in September 2025) and the Nasdaq Biotechnology Index, represented by the IBB ETF, respectively, equally weighted, at the time of the determination.
The thresholds and payout percentages for the LTI program are given by the following table, as to be determined for each of the indices separately (each weighted at 50% of pay-out):

TSR equal to index	80% pay-out
TSR 10% above index	90% pay-out
TSR 20% above index	100% pay-out
TSR 40% above index	110% pay-out
TSR 60% above index	120% pay-out
TSR 80% above index	130% pay-out
TSR 100% above index	150% pay-out
TSR below index	0% pay-out
The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2025	2024	2023
Volatilities	43.3%	40.5%	42.0%
Risk-free interest rates	2.04%	2.53%	2.34%
Dividend yields	—%	—%	—%
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

Option plans
An overview of activity in the number of options for 2025 is as follows (please also refer to Note 27. Earnings per share and fully-diluted shares in respect of movements since the reporting date)(note that the dollar weighted average exercise price is translated using the closing exchange rate for the respective year (2025: 1:1.1713)):

	2025		2024		2023
	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)	Number	Weighted Average Exercise Price ($)
Balance at January 1	24,238,937	0.932	34,482,312	0.952	47,596,801	0.897
Granted	—	—	—	—	270,000	1.349
Forfeited	(439,592)	1.010	(634,874)	0.896	(1,423,375)	0.992
Expired	(751,001)	1.358	(3,707,334)	0.840	(205,000)	0.847
Exercised	(14,568,436)	1.074	(5,901,167)	0.784	(11,756,114)	0.857
Balance at December 31	8,479,908	0.998	24,238,937	0.932	34,482,312	0.952
- Vested	7,573,658	0.990	19,816,437	0.942	9,284,834	0.856
- Unvested	906,250	1.065	4,422,500	0.889	25,197,478	0.987

For the options outstanding at the end of the year, the range of exercise prices and weighted average remaining contractual life is as follows (note that the range of exercise prices is translated using the closing exchange rate for the respective year (2025: 1:1.1713):

	2025	2024	2023
Range of exercise prices ($)	0.83 - 1.54	0.73 - 1.54	0.78 - 1.63
Weighted average remaining contractual life (years)	1.07	1.41	1.91
Exercised options 2025
In 2025, a total of 14,568,436 options have been exercised with an average exercise price of $1.074. In 2024, a total of 5,901,167 options have been exercised with an average exercise price of $0.784. In 2023, a total of 11,756,114 options have been exercised with an average exercise price of $0.857.
All options outstanding at December 31, 2025, are exercisable with the exception of the unvested options granted to the employees still in service. The share options for the employees vest after one year under the condition the employees are still in service at vesting date.
Exercise prices of options outstanding at December 31, 2025, and the exercise values are in the following ranges (note that the exercise value in $ is translated using the closing exchange rate for the respective year (2025: 1:1.1713)):

	2025		2024		2023
Exercise prices in $	Number	Exercise value in $’000	Number	Exercise value in $’000	Number	Exercise value in $’000
0.57 – 0.85	350,000	296	10,460,750	8,555	6,739,000	4,967
0.85 – 1.63	8,129,908	8,168	13,778,187	14,045	27,743,312	24,862
Balance at December 31	8,479,908	8,465	24,238,937	22,600	34,482,312	29,828

Granted options
In 2025 and 2024, the Company granted no options to employees. In 2023, the Company granted 270,000 options to employees with a weighted average exercise price of $1.349; fair values for options granted in 2023 were in the range of $0.223 - $0.581.
Long Term Incentive Plan
An overview of the number of LTIP shares granted in 2022-2025 and in total as well as the fair value per share award is as follows (note that the fair value per share award in $ is translated using the closing exchange rate for the respective year (2025: 1:1.1713)):

Participant category	2025	2024	2023	2022	Total
Executive Members of the Board of Directors	3,614,572	1,824,602	1,681,570	2,363,455	9,484,199
Executive Committee	6,952,793	4,997,299	4,221,870	5,816,083	21,988,045
Total	10,567,365	6,821,901	5,903,440	8,179,538	31,472,244
Fair value per share award ($)	0.636	0.896	0.880	0.517

The following table provides an overview of LTIP shares granted, forfeited or issued in 2022-2025 as well as the number of LTIP shares reserved at December 31, 2025:

Participant category	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2025
Executive Members of the Board of Directors	9,484,199	—	(3,621,658)	5,862,541
Executive Committee	21,988,045	(4,193,981)	(4,019,809)	13,774,255
Total	31,472,244	(4,193,981)	(7,641,467)	19,636,796
Restricted stock units

An overview of the granted RSU's to the Company's (senior) managers, as well as the number of RSU's reserved at December 31, 2025, is as follows:

Grant year	Granted	Issued	Forfeited / Unvested	Reserved at December 31, 2025
2022	4,931,000	(3,202,582)	(808,872)	919,546
2023	7,979,250	(3,339,765)	(1,631,263)	3,008,222
2024	12,091,227	(2,810,032)	(1,627,603)	7,653,592
2025	8,272,308	—	—	8,272,308
Total	33,273,785	(9,352,379)	(4,067,738)	19,853,668
23.BOARD OF DIRECTORS
In connection with the listing of our ADSs on Nasdaq, we converted our two-tier board structure into a one-tier board structure, with a single board of directors consisting of the executive director and non-executive directors. The new structure became effective on December 11, 2020. Since that date, the Board of Directors is jointly responsible for the management of the Company. The daily management of the Company and the execution of the strategy are entrusted to the CEO, as the only Executive Director. The CEO is supported by the non-statutory Executive Committee in the execution of his tasks and responsibilities. The Non-Executive Directors share statutory management responsibility, but shall focus on the supervision on the policy and functioning of the performance of the duties by the Executive Director and the Company’s general state of affairs. The Non-

Executive Directors would focus on the supervision on the policy and functioning of the performance of the duties by the Executive Directors and the Company’s general state of affairs.

Dr. S. de Vries was the Company’s sole Executive member of the Board of Directors during 2024 and continued to be the Chief Executive Officer until March 4, 2025, after which he was succeeded by Mr. F. Chouraqui.
The Board of Directors has the following members:

Dr. R. Peters	Chair of the Board of Directors and Non-Executive Board Member
Ms. D. Jorn	Vice Chair of the Board of Directors and Non-Executive Board Member	until June 11, 2025
Dr. M. Pykett	Vice Chair of the Board of Directors and Non-Executive Board Member	as of June 11, 2025
Ms. B. Yanni	Non-Executive Board Member
Ms. J. van der Meijs	Non-Executive Board Member
Mr. L. Kruimer	Non-Executive Board Member
Mr. S. Baert	Non-Executive Board Member	until June 11, 2025
Dr. E. Sullivan	Non-Executive Board Member	as of June 11, 2025
Dr. S. de Vries	Executive Board Member and Chief Executive Officer	until March 4, 2025
Mr. F. Chouraqui	Executive Board Member and Chief Executive Officer	as of March 4, 2025
Non-Executive members Board of Directors
Remuneration
For 2025 the annual compensation of the non-executive members of the Board of Directors was as follows:

Responsibility	Cash in Euros (per annum)	Ordinary shares in Euros * (per annum)	Cash in U.S. dollars (per annum)	Ordinary shares in U.S. dollars * (per annum)
Chair of the Board of Directors	90,000	40,000	101,331	45,036
Non-Executive Director	45,000	30,000	50,666	33,777
Chair Audit Committee	15,000		16,889
Member Audit Committee	7,500		8,444
Chair Remuneration Committee	12,500		14,074
Member Remuneration Committee	6,250		7,037
Chair of the Transaction Committee	12,500		14,074
Member of the Transaction Committee	6,250		7,037
Chair Governance Committee	12,500		14,074
Member Governance Committee	6,250		7,037
*All shares to be valued at the 20 day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions or grant.

An additional compensation of €1,000 ($1,126) per day in case of extraordinary activities, as determined by the Chair of the Board of Directors. Compensation of the Non-Executive members of the Board of Directors and / or of former members of the Supervisory Board of Directors for 2025, 2024 and 2023 was as follows:

Amounts in $ ‘000	Year	Cash	Share-Based Payment	Total
Dr. Richard Peters	2025	122	45	167
	2024	111	43	154
	2023	26	20	46
Mr. Paul Sekhri	2025	—	—	—
	2024	—	—	—
	2023	55	32	87
Ms. Deborah Jorn	2025	30	15	45
	2024	64	32	96
	2023	55	32	87
Ms. Barbara Yanni	2025	80	34	114
	2024	77	32	109
	2023	62	32	94
Dr. Mark Pykett	2025	66	34	100
	2024	63	32	95
	2023	55	32	87
Ms. Jabine van der Meijs	2025	80	34	114
	2024	77	32	109
	2023	62	32	94
Mr. Leonard Kruimer	2025	75	34	109
	2024	72	32	104
	2023	58	32	90
Mr. Steven Baert	2025	36	15	51
	2024	69	32	101
	2023	58	32	90
Dr. Elaine Sullivan	2025	50	23	73
	2024	—	—	—
	2023	—	—	—
Total	2025	539	234	773
	2024	533	235	768
	2023	431	244	675

Shares, options and warrants
Shares
At December 31, 2025, the Non-Executive members of the Board of Directors held the following numbers of shares:

Ordinary shares
Dr. Richard Peters	104,742
Dr. Mark Pykett	177,469
Ms. Barbara Yanni	177,469
Mr. Leonard Kruimer	152,631
Ms. Jabine van der Meijs	152,631
Dr. Elaine Sullivan	21,163
Total	786,105
All shares held by the Non-Executive members of the Board of Directors are unrestricted.
Loans or guarantees
During 2025, the Company has not granted loans or guarantees to any member of the Non-Executive members of the Board of Directors. No loans or guarantees to Non-Executive members of the Board of Directors were outstanding at December 31, 2025.
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

Mr. Sijmen de Vries served as Executive Board Member and CEO until March 4, 2025. Thereafter, he continued to provide services to the Company in a consulting capacity from March 4, 2025 to December 31, 2025. The compensation disclosed below reflects his remuneration for the entire year 2025, up to and including December 31, 2025:

Amounts in $ ‘000	Year	Fixed remuneration	Short-term variable: annual bonus	Share-based payments	Post-employment benefits	Other	Total
Dr Sijmen de Vries, CEO and Executive Director	2025	756	132	858	176	36	1,959
	2024	694	414	987	116	35	2,246
	2023	673	615	1,371	115	35	2,809
Mr. Fabrice Chouraqui commenced employment on February 1, 2025, and served as Executive Board Member and CEO from March 4, 2025 through December 31, 2025. The compensation disclosed below reflects his remuneration for the full 2025 financial year, up to and including December 31, 2025:

Amounts in $ ‘000	Year	Fixed remuneration	Short-term variable: annual bonus	Share-based payments	Post-employment benefits	Other	Total
Mr Fabrice Chouraqui, CEO and Executive Director	2025	688	760	1,335	8	388	3,179
Options
The Executive Board Members did not hold options during 2025.
Shares
December 31, 2025, the executive members of the board held the following numbers of unvested restricted shares under the Long term Incentive Plan and Restricted Stock Units Plan:

Shares held	As at 31 December 2025
Mr. Fabrice Chouraqui	4,637,834
Long term Incentive Plan

	Year	Granted	Settled	Forfeited / Unvested	December 31, 2025
Mr. Fabrice Chouraqui	2025	3,614,572	—	—	3,614,572

Restricted Stock Units

	Year	Granted	Settled	Forfeited / Unvested	December 31, 2025
Mr. Fabrice Chouraqui	2025	1,023,302	—	—	1,023,302
Loans or guarantees
During the year 2025, no loans or guarantees have been granted to the Executive members of the Board of Directors. No loans or guarantees to the Executive member of the Board of Directors were outstanding at December 31, 2025.
The Executive member of the Board of Director is the sole statutory director.
24.RELATED PARTY TRANSACTIONS
Related parties’ disclosure relates mainly to key management compensation and to transactions with the associated company of BioConnection Investments B.V. (BioConnection).
Key management includes members of the Board of Directors:

Amounts in $ ‘000	2025	2024	2023
Salaries and other short-term employee benefits	3,300	1,676	1,756
Post-employment benefits	184	116	115
Share-based compensation	2,427	1,222	1,615
Total	5,911	3,014	3,486
All direct transactions with members of the Board of Directors have been disclosed in Notes 22. Share-based compensation and 23. Board of Directors of these financial statements.
For the years ended December 31, 2025, 2024 and 2023 related party transactions with BioConnection were in the ordinary course of that company’s fill and finish business and amounted to $5.4 million, $4.6 million and $4.7 million respectively. At December 31, 2025, the Company owed $1.3 million to BioConnection and was owed by BioConnection $0.0 million for fill and finish services supplied. At December 31, 2024, the Company owed $1.5 million to BioConnection and was owed by BioConnection $0.3 million for fill and finish services supplied. At December 31, 2023, the Company owed $1.7 million to BioConnection and was owed by BioConnection $0.5 million for fill and finish services supplied.
25.COMMITMENTS AND CONTINGENCIES
Material agreements
At the end of 2025, the Company had several agreements with third parties related to the manufacturing of RUCONEST® and Joenja®. In these agreements certain minimum volumes are committed. Total future commitments under these agreements for the year ended December 31, 2025, and December 31, 2024, are approximately $40.1 million and $41.6 million, of which $33.4 million relates to 2026 and $6.7 million relates to 2027 and further. All expenditures relate to the cost of goods.
License agreements
The Group is a licensee under agreements with third parties regarding the development and marketing of its pipeline products. Under these agreements, the Group is obligated to make milestone payments whenever specified development, regulatory and commercial milestones are met, and to pay royalties to the licensors based on future sales levels. As both the timing and achievement of milestones and future sales levels are uncertain, the financial effect of these agreements cannot be estimated reliably.
License agreement for the development and commercialization of leniolisib
In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (APDS). Pharming received FDA approval for the commercialization of leniolisib in the United States of America in March 2023 and received a positive CHMP opinion in March 2026 on the leniolisib regulatory filing submitted to EMA.

The license agreement includes the following milestone and royalty payments:
•Phased development and regulatory milestone payments totaling in the low-double digit millions of US dollars, of which $10.4 million has been incurred up through the reporting date.
•Sales milestone payments totaling in the low-triple digit millions of US dollars, of which $5.0 million has been incurred up through the reporting date.
•Royalty payments for a term of 10 years on the net sales of licensed products at a rate in the low double-digit range, gradually increasing if net sales reach certain levels. For the years ended December 31, 2025, 2024 and 2023 the Company incurred $10.8 million, $4.9 million and $2.1 million, respectively, of royalty payments to Novartis.
License agreement for the development and commercialization of napazimone (KL1333)

Following acquisition of Abliva AB in February 2025, Pharming has now become party to a license agreement with Yungjin Pharmaceutical to develop and commercialize napazimone (KL1333), a small molecule treatment candidate for primary mitochondrial diseases.

The license agreement includes the following milestone and royalty payments:
•Phased development and regulatory milestone payments totaling in the mid-double digit millions of US dollars.
•Sales milestone payments totaling in the low-triple digit millions of US dollars.
•Royalty payments for a term of 10 years on the net sales of licensed products at a rate gradually increasing if net sales reach certain levels, from a single-digit to a low double-digit range.
26.FINANCIAL RISK MANAGEMENT
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.
Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. In doing so, the Board of Directors’ and Executive Committees’ strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, marketable securities, debt and equity:

Amounts in $ ‘000	2025	2024
Cash and cash equivalents	145,305	54,944
Restricted cash	1,988	1,505
Marketable securities	33,796	112,949
Convertible bond - current	(5,336)	(4,245)
Convertible bond - non-current	(92,719)	(78,154)
Net cash (debt)	83,034	86,999

Cash and cash equivalents	145,305	54,944
Restricted cash	1,988	1,505
Marketable securities	33,796	112,949
Gross debt - fixed interest rates	(98,056)	(82,399)
Gross debt - variable interest rates	—	—
Net cash (debt)	83,034	86,999
Reconciliation of liabilities arising from financing activities:

Amounts in $ ‘000	Convertible Bond (liability)	Lease Liabilities	Total
Balance at Carrying value 1 January 2025	82,399	29,914	112,313
Movements from financing cash flows:
Interest payments	(5,067)	(1,130)	(6,197)
Principal repayments	—	(4,245)	(4,245)
	(5,067)	(5,376)	(10,442)
Other movements:
New leases, remeasurements and disposals	—	(10,743)	(10,743)
Accrued interest	9,685	1,130	10,815
Currency translation	11,038	2,794	13,833
	20,723	(6,819)	13,904
Balance at Carrying value 31 December 2025	98,056	17,719	115,775
Currency risk
This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States Dollar (USD) for the Group. Certain payments and sales in the United States are being and will be received in USD. Some direct payments of U.S. activities are carried in USD through the Dutch entities. At December 31, 2025, the Group’s cash and cash equivalents, including restricted cash, and marketable securities amounted to $181.1 million. This balance consists of cash assets denominated in euros for a total amount of $79.9 million or €68.2 million (applying an exchange rate EUR/USD at December 31, 2025, of 1.1713) and cash assets in USD for a total amount of $96.5 million. The USD cash balance will mainly be used for the commercialization activities of the U.S. organization. The remaining cash balance (equivalent to $4.7 million) is primarily denominated in British pounds, Australian dollars and Swedish krona, and is utilized by the respective local entities.
Cash and cash equivalents (including restricted cash), accounts receivables and inventories denominated in USD amounted in total to $146.4 million (€125.0 million), respectively $32.8 million (€28.0 million) for the trade and other payables denominated in USD. Pharming performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the cash and cash equivalents (including restricted cash), accounts receivables, inventories, trade and other payables, denominated in USD, at year-end is $113.6 million, a 10% weakening of the euro versus U.S. dollar would have an impact of $11.4 million on the Group’s gain (weakening of the euro). The balance sheet positions denominated in other foreign currencies are minimal, resulting in a correspondingly low currency risk.
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
The issue of the Convertible Bonds due 2029 at a fixed interest rate of 4.50% p.a. has rendered this concern obsolescent. The interest on the vast majority of the Company’s financial instruments is not variable with market interest rates. More information on the Convertible Bonds due 2029 can be found in Note 18. Convertible bonds.
Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at December 31, 2025, is represented by the carrying amounts of cash and cash equivalents, marketable securities and trade and other receivables.
The carrying amounts of the cash and cash equivalents (including restricted cash) as at December 31, 2025, amounted to $147.3 million and was held through financial institutions with a A- to A rating or better from Standard & Poor’s, A3 to Aa3 ratings from Moody’s and A to AA- ratings from Fitch.

Marketable securities at December 31, 2025, amounted to $33.8 million (2024: $112.9 million). As of December 31, 2025, the Company held no government treasury certificates (2024: $50.5 million). Since 2024, the Company has also invested in SEC Rule 2a-7 compliant institutional money market funds, which offer enhanced financial flexibility. As of December 31, 2025, these investments amounted to $33.8 million. Complying with SEC Rule 2a-7, these funds ensure liquidity and stability through requirements on liquidity, maturity limits, credit quality and diversification.
Trade and other receivables at December 31, 2025, amounted to $54.7 million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the positions taken with respect to marketable securities and trade and other receivables, the Company considers that this risk is adequately managed.
Liquidity risk
The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Pharming’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents (including short-term deposits and SEC Rule 2a-7 compliant institutional money market funds). The strategy of the Company is to repay its obligations through generation of cash income from operating activities such as product sales. In case such cash flows are insufficient, the Company relies on financing cash flows as provided through the issuance of shares or incurring financial liabilities. Note 2 of these financial statements more extensively describes the Company’s going concern assessment.

The following table provides the maturity profile of financial liabilities, the amounts presented are the gross undiscounted contractual cash flows due:

Amounts in $ ’000	Within one year	In 2-4 years	Beyond 4 years	Total	Prior year total
Trade and other payables	105,899	—	—	105,899	66,611
Lease Liabilities	3,860	9,086	6,142	19,088	35,319
Convertible Bonds	5,271	130,307	—	135,578	129,118
Total	115,030	139,393	6,142	260,565	231,048
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
The following table presents the assets that are measured at fair value at year-end 2025 and 2024:

	2025			2024
Amounts in $ ’000	Level 1	Level 3	Total	Level 1	Level 3	Total
Marketable securities (money market funds)	33,796	—	33,796	62,424	—	62,424
Investments in debt instruments designated as at FVTPL	—	6,703	6,703	—	3,767	3,767
Balance at December 31	33,796	6,703	40,499	—	3,767	66,191
The following table includes carrying values and the estimated fair values of financial instruments:

	2025		2024
Amounts in $ ‘000	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	147,293	147,293	56,449	56,449
Trade and other receivables	54,704	54,704	54,823	54,823
Liabilities:
Convertible Bond (incl. equity component)	111,890	157,481	94,624	107,899
Lease Liabilities	17,719	17,719	29,914	29,914
Trade and other payables	105,899	105,899	66,611	66,611

27.EARNINGS PER SHARE AND FULLY-DILUTED SHARES
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is normally computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. However, as the net result represents a loss in 2025, the diluted earnings per share are equal to the basic earnings per share for 2025. For the years ended December 31, 2025, 2024 and 2023, the basic and diluted profit per share are:

	2025	2024	2023
Net profit (loss) attributable to equity owners of the parent (in $’000)	2,851	(11,841)	(10,548)
Weighted average shares outstanding	688,773,370	671,347,279	657,020,521
Basic profit (loss) per share (in $)	0.004	(0.018)	(0.016)
Weighted average diluted shares outstanding	746,866,045	785,412,134	725,463,948
Diluted profit (loss) per share (in $)	0.004	(0.018)	(0.016)
The diluted net profit used in the calculation of dilutive profit per share amounts to $2.9 million. Difference between the weighted average shares outstanding and the weighted average diluted shares outstanding used for basic profits calculations per share relates to restricted stock units (RSU), options and LTIP. The 81,492,951 average shares related to the convertible bonds are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.
Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per December 31, 2025, and the date of these financial statements is provided in the following table.

Movements of shares and other instruments between December 31, 2025, and April 1, 2026, are shown in the table below:

	December 31, 2025	Shares issued	Other	April 1, 2026
Shares	701,680,440	4,571,860	—	706,252,300
RSU	19,853,668	(298,494)	(1,339,365)	18,215,809
Convertible bonds	81,492,951	—	—	81,492,951
Options	8,479,908	(1,968,750)	(30,000)	6,481,158
LTIP	19,636,796	(2,304,616)	2,960,584	20,292,764
Issued	831,143,763	—	1,591,219	832,734,982
Available for issue	224,856,237	—	(1,591,219)	223,265,018
Authorized share capital	1,056,000,000	—	—	1,056,000,000
28.SHAREHOLDERS’ EQUITY
The Company’s authorized share capital amounts to $12.4 million (€10.6 million), exchange rate (EUR:$) equals 1:1.1713) and is divided into 1,056,000,000 ordinary shares with a nominal value of €0.01 each. The movement in number of ordinary shares outstanding during the year is summarized as follows:

Number of shares outstanding	2025	2024
Balance at January 1	680,308,735	671,073,243
Options exercised / LTIP shares issued	21,371,705	9,235,492
Balance at December 31	701,680,440	680,308,735
All shares outstanding have been fully paid-up.
Acquisition of remaining interest in Abliva
In the period from February 14, 2025, to June 18, 2025, Pharming acquired the remaining 11.1% interest in the voting shares of Abliva, thereby increasing its ownership to 100%. A cash consideration of $7.9 million was paid to the non-controlling shareholders. The carrying amount of the acquired non-controlling interest was $7.8 million before the disposal. The difference of $0.2 million, has been recognized directly in accumulated deficit in equity. Following the acquisition of the remaining interest in Abliva, the total consideration in cash amounts to $68.0 million in 2025 based on the price of SEK 0.45 paid per share.
Non controlling interest
NCI movements during the year relate solely to the full acquisition of the remaining Abliva shares, reducing the NCI balance to zero.

Amounts in $ ‘000	2025
Balance at January 1	—
Acquisition of subsidiary	7,285
Share of loss attributable to NCI	(313)
Equity contributions by parent attributed to NCI	706
Currency translation differences (OCI) attributable to NCI	83
Acquisition of NCI	(7,761)
Balance at December 31	—
Other reserves

Other reserves include those reserves related to currency translation, fair value revaluation, participating interest and capitalized development costs and the conversion option of the convertible bond for which the movements are shown below:

Amounts in $ ‘000	Legal Reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Legal Reserve Fair value revaluation	Reserve Convertible bond	Total
Balance at January 1, 2024	(342)	106	—	(1,821)	—	(2,057)
Reserves	(187)	—	—	1,742	—	1,555
Other comprehensive income (loss) for the year	(11,980)	—	—	79	—	(11,901)
Other reserves	(1)	(30)	—	—	—	(31)
Value conversion rights of convertible bonds	—	—	—	—	12,225	12,225
Balance at December 31, 2024	(12,510)	76	—	—	12,225	(209)
Reserves	—	—	—	—	—	—
Other comprehensive income (loss) for the year	27,367	—	—	—	1,610	28,977
Reclassification of accumulated OCI upon acquisition of NCI	83	—	—	—	—	83
Other reserves	—	(32)	—	—	—	(32)
Balance at December 31, 2025	14,941	44	—	—	13,835	28,819

Please refer to the consolidated statement of changes in equity and Note 27. Earnings per share and fully-diluted shares.
29.EVENTS AFTER THE REPORTING YEAR

On January 15, 2026, the Certificate of Dissolution of Abliva Inc., a wholly owned subsidiary of the Group, was filed with the Secretary of State of the State of Delaware. The filing confirms that Abliva Inc. was duly dissolved in accordance with Section 275 of the Delaware General Corporation Law. The subsidiary was non‑operational, and its dissolution has no material impact on the Company’s financial position, results of operations, cash flows, or internal organization.
The Board of Directors did not identify any other events after the reporting period affecting the 2025 financial statements.