Form 20-F/A
period 2025-12-31
Pharming Group N.V.
filed 2026-04-13
CIK 1828316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Explanatory Note
This Amendment No. 1 on Form 20-F/A, or the Amendment, amends the Annual Report on Form 20-F of Pharming Group N.V., or the Company, for the year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission, or the SEC, on April 2, 2026, or the Original Report, and is being filed for the purpose of correcting and re-filing the certifications by the Principal Executive Officer and Principal Financial Officer in Exhibits 13.1 and 13.2, or the Section 906 Certifications. Due to an inadvertent administrative error, the Section 906 Certifications filed with the Original Report referenced an incorrect fiscal period.
The Section 906 Certifications have been corrected and are re-filed as Exhibits 13.1 and 13.2 to this Amendment.
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Except as described above, and to include an updated consent of Deloitte Accountants B.V., this Amendment does not amend, update or change any other items or disclosures contained in the Original Report, and accordingly, this Amendment does not reflect or purport to reflect any information or events occurring after the original filing date of the Original Report or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company’s other filings with the SEC.

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
D) Intellectual property and exclusivity
As of December 31, 2025, we solely owned 50 granted patents related to napazimone (KL1333) and the treatment of mitochondrial diseases, of which 3 are U.S.-issued patents; in addition, 6 patent applications are pending. We also have an exclusive license from YungJin Pharm Co., Ltd., or Yungjin Pharmaceutical, to 34 granted patents related to KL1333, of which 2 are U.S.-issued and to 1 pending patent application. We co-owned with Yungjin Pharmaceutical 2 granted patents and 12 pending patent applications related to the use of KL1333 for the treatment of mitochondrial diseases.
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
# Previously filed.
*    Indicates management contract or compensatory plan

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Pharming Group N.V.
/s/ Fabrice Chouraqui, PharmD, MBA
——————————————
By: Fabrice Chouraqui, PharmD, MBA
Title: Chief Executive Officer
Date: April 13, 2026

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